Form 10-K, Exhibit 13
period 1994-01-29
LIMITED INC
filed 1994-04-25
CIK 701985

                                                                    EXHIBIT 13

            EXCERPTS FROM THE 1993 ANNUAL REPORT TO SHAREHOLDERS

FINANCIAL SUMMARY
================================================================================
(thousands except per share amounts, ratios and store and associate data)

================================================================================
Fiscal Year                     1993**        1992          1991*         1990*
- - --------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
- - --------------------------------------------------------------------------------
Net Sales                   $7,245,088    $6,944,296    $6,149,218    $5,253,509
- - --------------------------------------------------------------------------------
Gross Income                 1,958,835     1,990,740     1,793,543     1,630,439
- - --------------------------------------------------------------------------------
Operating Income               701,556       788,698       712,700       697,537
- - --------------------------------------------------------------------------------
Income Before Income Taxes     644,999       745,497       660,302       653,438
- - --------------------------------------------------------------------------------
Net Income                    $390,999      $455,497      $403,302      $398,438
- - --------------------------------------------------------------------------------
Net Income as a Percentage
 of Sales                         5.4%          6.6%          6.6%          7.6%
- - --------------------------------------------------------------------------------
PER SHARE RESULTS
- - --------------------------------------------------------------------------------
Net Income                       $1.08         $1.25         $1.11         $1.10
- - --------------------------------------------------------------------------------
Dividends                         $.36          $.28          $.28          $.24
- - --------------------------------------------------------------------------------
Book Value                       $6.82         $6.25         $5.19         $4.33
- - --------------------------------------------------------------------------------
Weighted Average Shares
 Outstanding                   363,234       363,738       363,594       362,044
- - --------------------------------------------------------------------------------
OTHER FINANCIAL INFORMATION
- - --------------------------------------------------------------------------------
Total Assets                $4,135,105    $3,846,450    $3,418,856    $2,871,878
- - --------------------------------------------------------------------------------
Working Capital             $1,513,181    $1,063,352    $1,084,205      $884,004
- - --------------------------------------------------------------------------------
Current Ratio                      3.1           2.5           3.1           2.8
- - --------------------------------------------------------------------------------
Long-Term Debt                $650,000      $541,639      $713,758      $540,446
- - --------------------------------------------------------------------------------
Debt-to-Equity Ratio               27%           24%           38%           35%
- - --------------------------------------------------------------------------------
Shareholders' Equity        $2,441,293    $2,267,617    $1,876,792    $1,560,052
- - --------------------------------------------------------------------------------
Return on Average
 Shareholders' Equity              17%           22%           23%           28%
- - --------------------------------------------------------------------------------
STORES AND ASSOCIATES
 AT END OF YEAR
- - --------------------------------------------------------------------------------
Total Number of Stores Open      4,623         4,425         4,194         3,760
- - --------------------------------------------------------------------------------
Selling Square Feet         24,426,000    22,863,000    20,355,000    17,008,000
- - --------------------------------------------------------------------------------
Number of Associates            97,500       100,700        83,800        72,500
================================================================================

+  Fifty-three week fiscal year.
* Includes the results of companies acquired subsequent to the date of acquisition.
** Includes the results of companies disposed of up to the disposition date.



                            [GRAPH APPEARS HERE]

                       See Appendix A attached hereto
                   for a description of graphic material.
64

               CONTROLLED INVENTORIES AND EXPENSES, IS A MUST.

=======================================================================================================================
Fiscal Year                    1989+**         1988*          1987          1986       1985*        1984+          1983
- - -----------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
- - -----------------------------------------------------------------------------------------------------------------------
Net Sales                   $4,647,916    $4,070,777    $3,527,941    $3,142,696  $2,387,110     $1,343,134  $1,085,890
- - -----------------------------------------------------------------------------------------------------------------------
Gross Income                 1,446,635     1,214,703       992,775       961,827     718,843        404,321     327,616
- - -----------------------------------------------------------------------------------------------------------------------
Operating Income               625,254       467,418       408,872       438,229     276,212        173,102     135,377
- - -----------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes     573,926       396,136       378,188       394,780     239,317        157,495     134,939
- - -----------------------------------------------------------------------------------------------------------------------
Net Income                    $346,926      $245,136      $235,188      $227,780    $145,317        $92,495     $70,939
- - -----------------------------------------------------------------------------------------------------------------------
Net Income as a Percentage
 of Sales                         7.5%          6.0%          6.7%          7.2%        6.1%           6.9%        6.5%
- - -----------------------------------------------------------------------------------------------------------------------
PER SHARE RESULTS
- - -----------------------------------------------------------------------------------------------------------------------
Net Income                        $.96          $.68          $.62          $.60        $.40          $.26         $.20
- - -----------------------------------------------------------------------------------------------------------------------
Dividends                         $.16          $.12          $.12          $.08        $.05          $.04         $.02
- - -----------------------------------------------------------------------------------------------------------------------
Book Value                       $3.45         $2.64         $2.04         $2.07       $1.13          $.77         $.54
- - -----------------------------------------------------------------------------------------------------------------------
Weighted Average Shares
 Outstanding                   361,288       360,186       376,626       376,860     365,638       361,262      360,372
- - -----------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL INFORMATION
- - -----------------------------------------------------------------------------------------------------------------------
Total Assets                $2,418,486    $2,145,506    $1,929,477    $1,726,544  $1,494,313      $657,242     $425,240
- - -----------------------------------------------------------------------------------------------------------------------
Working Capital               $685,524      $567,639      $629,783      $586,827    $419,706      $180,960     $101,665
- - -----------------------------------------------------------------------------------------------------------------------
Current Ratio                      2.4           2.2           2.9           2.7         2.2           2.0          1.8
- - -----------------------------------------------------------------------------------------------------------------------
Long-Term Debt                $445,674      $517,952      $681,000      $417,420    $670,744      $150,139      $68,763
- - -----------------------------------------------------------------------------------------------------------------------
Debt-to-Equity Ratio               36%           55%           93%           53%        166%           55%          36%
- - -----------------------------------------------------------------------------------------------------------------------
Shareholders' Equity        $1,240,454      $946,207      $729,171      $781,542    $404,075      $275,403     $192,576
- - -----------------------------------------------------------------------------------------------------------------------
Return on Average
 Shareholders' Equity              32%           29%           31%           38%         43%           40%          45%
- - -----------------------------------------------------------------------------------------------------------------------
STORES AND ASSOCIATES
 AT END OF YEAR
- - -----------------------------------------------------------------------------------------------------------------------
Total Number of Stores Open      3,344         3,497         3,115         2,682       2,353         1,412          937
- - -----------------------------------------------------------------------------------------------------------------------
Selling Square Feet         14,374,000    14,296,000    12,795,000    11,320,000  10,460,000     5,166,000    3,667,000
- - -----------------------------------------------------------------------------------------------------------------------
Number of Associates            63,000        56,700        50,200        43,200      33,600        17,700       15,300
=======================================================================================================================

                            [GRAPH APPEARS HERE]

                       See Appendix A attached hereto
                   for a description of graphic material.

Management's Discussion and Analysis
- - ------------------------------------
RESULTS OF OPERATIONS

Net sales for the fourth quarter grew to $2.421 billion, an increase of 4% from $2.319 billion a year ago (excluding Brylane sales in each period). Net income was $196 million, compared to $244 million last year, and earnings per share were $0.54 versus $0.67 in 1992.
     Net sales for the 52-week fiscal year ended January 29, 1994 were $7.245 billion, an increase in excess of $500 million from sales of $6.733 billion last year (excluding Brylane sales in each comparable period). Net income was $391 million compared to $455 million a year ago. Earnings per share were $1.08 compared to $1.25 last year.
     The women's apparel businesses (Express, Limited Stores, Lerner, Lane Bryant and Henri Bendel) had a disappointing year, as their total sales were flat for the year, comparable store sales declined 5% and operating income declined in the fourth quarter and full year (with the exception of Henri Bendel for the full year).
     In contrast, for the Company's non-women's apparel businesses (Victoria's Secret Stores, Victoria's Secret Catalogue, Structure, The Limited Too, Abercrombie & Fitch Co., Bath & Body Works, Cacique and Penhaligon's), 1993 was a particularly successful year as they increased their total sales by 27% and contributed in excess of 40% of the Company's pre-tax earnings.
     Divisional highlights include the following:
     . Victoria's Secret Stores delivered the highest operating income dollars in the Company and the best in their history.
     . Victoria's Secret Catalogue produced the best fourth quarter and full year operating income in their history.
     . Bath & Body Works had record profitability in the fourth quarter, and the year's largest increase in comparable store sales and operating income rate of the Company's businesses.
     . The Limited Too more than doubled their profitability and had record comparable store sales in the fourth quarter, and delivered record comparable store sales and their first ever profit for the full year.
     . Abercrombie & Fitch Co. more than doubled their profitability in the fourth quarter, and also delivered their first ever profit for the full year.

- - -------------------------------------------------------------------------------
FINANCIAL SUMMARY

The following summarized financial data compares 1993 to the comparable periods for 1992 and 1991:

- - -------------------------------------------------------------------------------

                                                               % Change
                                                           ----------------
 (Sales in millions)         1993       1992      1991     1993-92  1992-91
- - --------------------------------------------------------------------------------
 Retail Sales              $6,567     $6,153    $5,388          7%      14%
- - --------------------------------------------------------------------------------
 Catalogue Sales              678        791       761        (14%)      4%
- - --------------------------------------------------------------------------------
 Total Net Sales           $7,245     $6,944    $6,149          4%      13%
- - --------------------------------------------------------------------------------
 Increase (Decrease) in
  Comparable Store Sales     (1%)         2%        3%
- - --------------------------------------------------------------------------------
 Retail Sales Increase
  Attributable to New and
  Remodeled Stores             8%        12%       14%
- - --------------------------------------------------------------------------------
 Retail Sales per Average
  Selling Square Foot        $278       $285      $288         (2%)     (1%)
- - -------------------------------------------------------------------------------
 Retail Sales per Average
  Store (thousands)        $1,452     $1,428    $1,355           2%       5%
- - -------------------------------------------------------------------------------
 Average Store Size at
  End of Year (square
  feet)                     5,284      5,167     4,853           2%       6%
- - -------------------------------------------------------------------------------
 Retail Selling Square
  Feet (thousands)         24,426     22,863    20,355           7%      12%
- - --------------------------------------------------------------------------------
 Number of Stores:
  Beginning of Year         4,425      4,194     3,760

  Opened                      322        323       484

  Closed                     (124)       (92)      (50)
- - --------------------------------------------------------------------------------
 End of Year                4,623      4,425     4,194
- - --------------------------------------------------------------------------------

 >OUR NON-WOMEN'S APPAREL BUSINESSES HAVE THE POTENTIAL TO BE MORE PROFITABLE
                          THAN THE WOMEN'S DIVISIONS.

NET SALES

Fourth quarter 1993 sales of $2.421 billion were flat to last year due primarily to the sale of a 60% interest in the Brylane division on August 30, 1993. Excluding Brylane sales from last year, fourth quarter sales would have increased 4% due to an 8% increase in sales attributable to new and remodeled stores. Fourth quarter 1992 sales increased 18% primarily due to the productivity of comparable stores which increased 8%, combined with the 9% increase in sales attributed to new and remodeled stores.

     The 1993 retail sales increase is attributable to the net addition of new and remodeled stores. The Company added 322 new stores in 1993, remodeled 239 stores and closed 124 stores for a net addition of 198 stores and in excess of
1.5 million square feet of new retail selling space. However, average sales productivity declined slightly to $278 per square foot.

     Catalogue sales decreased 14% in 1993, reflecting the sale of Brylane and the resulting elimination of their sales in the third and fourth quarters. Had last year's catalogue sales excluded Brylane, catalogue sales would have increased 19% as the number of books mailed during the year increased while the average demand per book decreased slightly.

     In 1992, retail sales increased as a result of the 2% increase in comparable store sales combined with the net addition of 231 stores and approximately 2.5 million selling square feet. Average store size in 1992 increased 6% to 5,167 square feet, while sales per average store increased 5%, resulting in a slight decline in average sales productivity to $285 per square foot.

     Catalogue sales increased 4% in 1992, reflecting a 3% increase in the number of books mailed, and a slight increase in customer demand per book.

- - --------------------------------------------------------------------------------
GROSS INCOME

Gross income decreased as a percentage of sales to 29.1% for the fourth quarter of 1993 from 32.2% for the same period in 1992. Merchandise margins, expressed as a percentage of sales, decreased 1.4% reflecting a higher level of promotional activity (particularly in the women's apparel businesses) to liquidate seasonal inventories. In addition, buying and occupancy costs as a percentage of sales, increased 1.6% primarily as a result of lower sales productivity associated with several of the Company's women's apparel businesses.

     The fourth quarter 1992 gross income rate of 32.2% was flat when compared to 1991. Buying and occupancy costs, expressed as a percentage of sales, declined 1.0%, reflecting the favorable leveraging of these largely fixed costs by the 8% gain in comparable store sales. Merchandise margins, expressed as a percentage of sales, decreased by approximately the same amount, reflecting a generally higher level of promotional activity.

     The 1993 gross income rate of 27.0% was 1.7% below the rate for 1992. Merchandise margins, expressed as a percentage of sales, decreased .4% reflecting higher promotional activity, notably in the fourth quarter. Buying and occupancy costs were not sufficiently leveraged (particularly at the Company's women's apparel businesses) and as a result, these costs increased approximately 1.2%, expressed as a percentage of sales.

     The 1992 gross income rate of 28.7% was 0.5% below the rate for 1991. Buying and occupancy costs, as a percentage of sales, increased 0.5% during the year principally as a result of lower sales productivity associated with new and remodeled stores. Selling productivity, expressed in terms of sales per average selling square foot, is typically lower in new and remodeled stores during the initial years of operation because these stores are typically larger than average existing stores. Merchandise margins were about flat compared to the prior year.

- - --------------------------------------------------------------------------------
GENERAL, ADMINISTRATIVE AND STORE OPERATING EXPENSES

General, administrative and store operating expenses, expressed as a percentage of sales, were 15.1% in both the fourth quarter of 1993 and 1992. Management continues to emphasize selling payroll management and expense control.

     These costs, expressed as a percentage of sales, were 17.4%, 17.3% and 17.6% for fiscal years 1993, 1992 and 1991. The major component of these costs is store payroll which for the last three years has increased at a comparable or lower rate than sales for the respective period. The Company anticipates this trend will continue in fiscal year 1994.

- - --------------------------------------------------------------------------------
SPECIAL AND NONRECURRING ITEMS

During 1993, management approved a restructuring plan which focused on the enhancement of core retail operations and the utilization of underperforming retail assets of the businesses. The specifics of the plan, as described more fully in Note 2 to the consolidated financial statements, included the following: the sale of a 60% interest in the Brylane mail order business; the acceleration of the store remodeling, downsizing and closing program at the Limited Stores and Lerner divisions; and the refocusing of the merchandise strategy at the Henri Bendel division.

     The 60% sale of Brylane allows management to increase their focus on growing core retail operations as well as to improve the operations at underperforming divisions. In an effort to improve the performance of the Company's Limited Stores and Lerner divisions, management developed an action plan that focused on underperforming store assets, with the objective of properly sizing these stores and remodeling them in an up-to-date format by the end of 1995. In addition, the plan also included the closing of approximately 100 underperforming stores (primarily in the Lerner and Limited Stores retail businesses) and a writedown of underperforming assets to net realizable value.

     The net impact of the restructuring plan, including the sale of the Company's interest in Brylane, is anticipated to be immaterial to future operations. The Company's reduced share of Brylane's operating income is expected to be offset by improved sales productivity and reduced depreciation and amortization costs resulting from the restructuring.

     The Company also announced a program to repurchase up to $500 million of the Company's common stock over time as market conditions warrant. As of the end of the year, the Company had repurchased 5,287,600 shares at a cost of $93.3 million. Market conditions will dictate any future purchases.

- - -------------------------------------------------------------------------------
INTEREST EXPENSE

- - -------------------------------------------------------------------------------
                              Fourth Quarter             Year-to-Date
                           ----------------------------------------------------
                              1993      1992      1993       1992       1991
- - -------------------------------------------------------------------------------
  Average Daily Borrowings
   (in millions)             $848.2    $993.7    $822.5    $1,046.3    $877.4
- - -------------------------------------------------------------------------------
  Average Effective
   Interest Rate               7.62%     6.07%     7.76%       5.96%     7.29%
- - -------------------------------------------------------------------------------

Interest expense increased slightly in the fourth quarter and for all 1993 as compared to the comparable periods in 1992. Higher interest rates increased costs approximately $3.3 million and $14.8 million respectively during the fourth quarter and all of 1993. The average effective interest rate increased primarily due to the Company's decision to capitalize on favorable long-term interest rates by issuing $250 million principal amount of 7 1/2% Debentures on March 15, 1993. The effective interest rate increase was offset by lower borrowing levels during the fourth quarter and all of 1993 which resulted in lower interest costs of approximately $2.2 million and $13.3 million, respectively.

- - --------------------------------------------------------------------------------
OPERATING INCOME

Operating income, as a percentage of sales, was 9.6%, 11.4% and 11.6% for fiscal years 1993, 1992 and 1991. The decrease in 1993 was principally due to the 1.7% decline in gross income rate as discussed in more detail above.

- - --------------------------------------------------------------------------------
GAIN ON ISSUANCE OF UNITED RETAIL GROUP, INC. STOCK

The 1992 results include a $9 million pre-tax gain which resulted from the March, 1992 initial public offering of United Retail Group, Inc. (URGI), a specialty retailer of large-size woman's apparel. URGI sold approximately 3.7 million shares of common stock at $15 per share and received total consideration of approximately $55.6 million. Prior to the initial public offering, the Company owned approximately a 33% equity interest; subsequent to the initial public offering, the Company's ownership was diluted to approximately 20%. See Note 1 to the consolidated financial statements for further discussion of this matter.

- - --------------------------------------------------------------------------------
ACQUISITIONS

Gryphon Development, L.P. (Gryphon) creates, develops and manufactures most of the bath and personal care products sold by the Company. Prior to June 1, 1991, the Company owned approximately 50% of Gryphon and accounted for such investment using the equity method. Effective June 1, 1991, the Company acquired an additional 15% of Gryphon for $18.75 million and began including Gryphon in its consolidated financial statements.

     Effective April 10, 1992, the Company acquired the remaining 35% of Gryphon for approximately $60 million and separately entered into a non-compete agreement with certain of the former Gryphon partners in return for warrants to purchase 1.5 million shares of the Company's common stock. This acquisition had no material effect on the Company's results of operations or financial condition.

>EARNING 10% AFTER-TAXES WILL BE ACHIEVED BY GROWING ALL OF OUR BUSINESSES TO
                               THEIR POTENTIAL.

Management's Discussion and Analysis
==============================================================================
Financial Condition

The Company's balance sheet at January 29, 1994 provides continuing evidence of financial strength and flexibility. The Company's debt-to-equity ratio was only 27% at the end of 1993 and the current ratio exceeded 3.1. A more detailed discussion of liquidity, capital resources and capital expenditures follows:
- - ------------------------------------------------------------------------------
LIQUIDITY AND CAPITAL RESOURCES

Cash provided from operating activities, commercial paper backed by funds available under committed long-term credit agreements and the Company's capital structure continue to provide the resources to support operations, including projected growth, seasonal requirements and capital expenditures. A summary of the Company's working capital position and capitalization follows:

- - -------------------------------------------------------------------------------
(thousands)                                     1993         1992         1991
- - -------------------------------------------------------------------------------
Cash provided by operating activities       $448,139     $754,128     $475,637
- - -------------------------------------------------------------------------------
Working capital                           $1,513,181   $1,063,352   $1,084,205
- - -------------------------------------------------------------------------------
Capitalization:
 Long-term debt                             $650,000     $541,639     $713,758

 Deferred income taxes                       275,101      274,844      267,315

 Shareholders' equity                      2,441,293    2,267,617    1,876,792
- - -------------------------------------------------------------------------------
Total capitalization                      $3,366,394   $3,084,100   $2,857,865
- - -------------------------------------------------------------------------------
Additional amounts available
 under long-term credit agreements          $840,000     $811,000     $536,000
- - -------------------------------------------------------------------------------

The Company considers the following to be several measures of liquidity and capital resources:

- - -------------------------------------------------------------------------------
                                                   1993    1992   1991
- - -------------------------------------------------------------------------------
Debt-to-equity ratio (long-term debt
 divided by shareholders' equity)                    27%     24%    38%
- - -------------------------------------------------------------------------------
Debt-to-capitalization ratio (long-term
 debt divided by total capitalization)               19%     18%    25%
- - -------------------------------------------------------------------------------
Interest coverage ratio (income before interest
 expense, depreciation, amortization and
 income taxes divided by interest expense)           15x     17x    15x
- - -------------------------------------------------------------------------------
Cash flow to capital investment (net cash
 provided by operating activities
 divided by capital expenditures)                   151%    176%    91%
- - -------------------------------------------------------------------------------

Net cash provided by operating activities totalled $448.1 million, $754.1 million and $475.6 million for 1993, 1992 and 1991 and continues to serve as the Company's primary source of liquidity. During 1993 and 1992, cash provided by operating activities and the proceeds from the sale of a 60% interest in the Brylane division exceeded cash requirements for capital additions, business acquisitions and dividend payments.
     Depreciation and amortization have increased as a result of the Company's continued investment in new and remodeled stores. Cash requirements for accounts receivable grew from the introduction of proprietary credit cards at the Limited Stores, Structure and Victoria's Secret Catalogue divisions during 1993. Cash requirements for inventories and accounts payable and accrued expenses have varied during the three year period based on sales volumes.
     Investing activities included capital expenditures, primarily new and remodeled stores, the sale of 60% of the Company's interest in Brylane, reduced by income taxes on the gain on sale, and the two-step acquisition of Gryphon.
     Financing activities included $93.3 million of common stock the Company repurchased in the fourth quarter, representing approximately 5.3 million shares. Cash dividends paid by the Company in 1993 increased 29% over cash dividends paid in both 1992 and 1991.
     At January 29, 1994, the Company had available $840 million under their long-term credit agreements. In addition, the Company currently has the ability to offer up to $250 million of debt securities and warrants to purchase debt securities under a shelf registration statement after giving effect to the sale by the Company, in March 1993, of $250 million 7 1/2% Debentures due 2023.

- - --------------------------------------------------------------------------------
CAPITAL EXPENDITURES

Capital expenditures amounted to $295.8 million, $429.5 million and $523.1 million for 1993, 1992 and 1991, respectively, of which $198.1 million, $258.2 million and $311.6 million were for new stores and remodeling and expanding existing stores.  Approximately $29 million was expended in 1992 for the completion of the fulfillment center and office facility in Columbus, Ohio for
Victoria's Secret Catalogue. In addition, office facilities previously committed under a long-term lease were acquired in 1992 for approximately $101 million.
     The Company anticipates spending $375-$400 million for capital expenditures in 1994, of which $275-$300 million will be for new stores, the remodeling of existing stores and related improvements for the retail businesses.  The Company expects that substantially all 1994 capital expenditures will be funded by net cash provided by operating activities.
     The Company has announced its intention to add approximately 2.1 million selling square feet in 1994 which will result in a 9% increase over year-end
1993.  It is anticipated the increase will result from the net addition of approximately 380 new stores and the remodeling of approximately 250 stores.
A summary of stores and selling square feet by division for 1992 and 1993, and goals for 1994, follows:
- - --------------------------------------------------------------------------------


                                                              Change From
                                                        -----------------------
                        Goal-1994      1993     1992     1994-1993    1993-1992
- - --------------------------------------------------------------------------------
EXPRESS
Stores                      751         673         640          78           33
Selling Sq. Ft.       4,746,000   3,902,000   3,470,000     844,000      432,000
- - --------------------------------------------------------------------------------
LERNER NEW YORK
Stores                      848         877         915         (29)        (38)
Selling Sq. Ft.       6,542,000   6,802,000   6,963,000    (260,000)   (161,000)
- - --------------------------------------------------------------------------------
THE LIMITED
Stores                      716         746         759         (30)        (13)
Selling Sq. Ft.       4,402,000   4,482,000   4,257,000     (80,000)     225,000
- - --------------------------------------------------------------------------------
VICTORIA'S SECRET
STORES
Stores                      610         570         545          40           25
Selling Sq. Ft.       2,676,000   2,346,000   2,029,000     330,000      317,000
- - --------------------------------------------------------------------------------
LANE BRYANT
Stores                      827         817         809          10            8
Selling Sq. Ft.       3,954,000   3,852,000   3,755,000     102,000       97,000
- - --------------------------------------------------------------------------------
STRUCTURE
Stores                      499         394         330         105           64
Selling Sq. Ft.       1,942,000   1,409,000   1,076,000     533,000      333,000
- - --------------------------------------------------------------------------------
THE LIMITED TOO
Stores                      234         184         185          50          (1)
Selling Sq. Ft.         747,000     566,000     567,000     181,000      (1,000)
- - --------------------------------------------------------------------------------
BATH & BODY WORKS
Stores                      319         194         121         125           73
Selling Sq. Ft.         496,000     248,000     132,000     248,000      116,000
- - --------------------------------------------------------------------------------
ABERCROMBIE & FITCH
CO.
Stores                       72          49          40          23            9
Selling Sq. Ft.         581,000     405,000     332,000     176,000       73,000
- - --------------------------------------------------------------------------------
HENRI BENDEL
Stores                        4           4           4           0            0
Selling Sq. Ft.          93,000      93,000      93,000           0            0
- - --------------------------------------------------------------------------------
CACIQUE
Stores                      115         108          71           7           37
Selling Sq. Ft.         344,000     318,000     186,000      26,000      132,000
- - --------------------------------------------------------------------------------
PENHALIGON'S
Stores                        7           7           6           0            1
Selling Sq. Ft.           3,000       3,000       3,000           0            0
- - --------------------------------------------------------------------------------
TOTAL RETAIL
DIVISIONS
Stores                    5,002       4,623       4,425         379          198
Selling Sq. Ft.      26,526,000  24,426,000  22,863,000   2,100,000    1,563,000
- - --------------------------------------------------------------------------------

>WE WILL MAINTAIN THE FINANCIAL STRENGTH NECESSARY TO EMBRACE CHANGE AND GROW
                                 THE BUSINESS.

IMPACT OF INFLATION

The Company's results of operations and financial condition are presented based upon historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, the Company believes that the effects of inflation, if any, on the results of operations and financial condition have been minor.

- - --------------------------------------------------------------------------------

ACCOUNTING FOR INCOME TAXES

Effective January 31, 1993, the Company adopted Statement of Financial Accounting Standard (SFAS) 109, "Accounting for Income Taxes." No cumulative effect adjustment was required as the difference in deferred income taxes under SFAS 109 and APB Opinion 11 was immaterial. The impact of adoption on the current year was also immaterial.
     On August 10, 1993, the Federal income tax rate was retroactively increased 1% to 35% for 1993. As a result, it is estimated that the Company's effective tax rate will increase to 40% from 39% in future periods. There was no material impact from adjusting tax liabilities as a result of this retroactive increase. The Company believes this increase will not have a significant impact on future earnings.

- - --------------------------------------------------------------------------------

ADOPTION OF ACCOUNTING STANDARDS

SFAS 112, "Employer's Accounting for Postemployment Benefits," was issued by the Financial Accounting Standards Board (FASB) in January, 1993. The Statement essentially requires, beginning in 1994, use of the accrual method of accounting for postemployment benefits such as salary continuation, severance pay, supplemental unemployment and disability related benefits if certain conditions are met. The Company believes that this pronouncement will have no material impact on the Company's financial statements under its current benefit structure.









                      [PICTURE OF GRAPH APPEARS HERE]

                       See Appendix A attached hereto
                   for a description of graphic material.

Consolidated Statements of Income
- - --------------------------------------------------------------------------------
(thousands except per share amounts)

- - --------------------------------------------------------------------------------
                                           1993            1992           1991
- - --------------------------------------------------------------------------------
NET SALES                            $7,245,088      $6,944,296     $6,149,218
- - --------------------------------------------------------------------------------
Costs of Goods Sold,
 Occupancy and Buying Costs          (5,286,253)     (4,953,556)    (4,355,675)
- - --------------------------------------------------------------------------------
GROSS INCOME                          1,958,835       1,990,740      1,793,543
- - --------------------------------------------------------------------------------
General, Administrative
 and Store Operating Expenses        (1,259,896)     (1,202,042)    (1,080,843)
- - --------------------------------------------------------------------------------
Special and Nonrecurring Items, net       2,617               -              -
- - --------------------------------------------------------------------------------
OPERATING INCOME                        701,556         788,698        712,700
- - --------------------------------------------------------------------------------
Interest Expense                        (63,865)        (62,398)       (63,927)
- - --------------------------------------------------------------------------------
Other Income, net                         7,308          10,080         11,529
- - --------------------------------------------------------------------------------
Gain on Issuance of United
 Retail Group Stock                           -           9,117              -
- - --------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES              644,999         745,497        660,302
- - --------------------------------------------------------------------------------
Provision for Income Taxes              254,000         290,000        257,000
- - --------------------------------------------------------------------------------
NET INCOME                             $390,999        $455,497       $403,302
- - --------------------------------------------------------------------------------
NET INCOME PER SHARE                      $1.08           $1.25          $1.11
- - --------------------------------------------------------------------------------

The accompanying Notes are an integral part of these Consolidated Financial Statements.

                      [PICTURES OF GRAPHS APPEAR HERE]

                    See Appendix A attached hereto for a
                      description of graphic material.

 >OUR CUSTOMERS HELP TAKE OUR BUSINESSES IN NEW DIRECTIONS-TO NEW AVENUES OF
                      DELIVERING MERCHANDISE AND SERVICE.

Consolidated Balance Sheets
===============================================================================
(thousands)

- - -------------------------------------------------------------------------------
ASSETS                                   JAN. 29,1994            JAN. 30, 1993
- - -------------------------------------------------------------------------------
CURRENT ASSETS
- - -------------------------------------------------------------------------------
Cash and Equivalents                         $320,558                 $41,235
- - -------------------------------------------------------------------------------
Accounts Receivable                         1,056,911                 837,377
- - -------------------------------------------------------------------------------
Inventories                                   733,700                 803,707
- - -------------------------------------------------------------------------------
Other                                         109,456                 101,811
- - -------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                        2,220,625               1,784,130
- - -------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT, NET                 1,666,588               1,813,948
- - -------------------------------------------------------------------------------
OTHER ASSETS                                  247,892                 248,372
- - -------------------------------------------------------------------------------
TOTAL ASSETS                               $4,135,105              $3,846,450
- - -------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
- - -------------------------------------------------------------------------------
CURRENT LIABILITIES
- - -------------------------------------------------------------------------------
Accounts Payable                             $250,363                $309,092
- - -------------------------------------------------------------------------------
Accrued Expenses                              347,892                 274,220
- - -------------------------------------------------------------------------------
Certificates of Deposit                        15,700                       -
- - -------------------------------------------------------------------------------
Income Taxes                                   93,489                 137,466
- - -------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                     707,444                 720,778
- - -------------------------------------------------------------------------------
LONG-TERM DEBT                                650,000                 541,639
- - -------------------------------------------------------------------------------
DEFERRED INCOME TAXES                         275,101                 274,844
- - -------------------------------------------------------------------------------
OTHER LONG-TERM LIABILITIES                    61,267                  41,572
- - -------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
- - -------------------------------------------------------------------------------
Common Stock                                  189,727                 189,727
- - -------------------------------------------------------------------------------
Paid-in Capital                               128,906                 127,776
- - -------------------------------------------------------------------------------
Retained Earnings                           2,397,112               2,136,794
- - -------------------------------------------------------------------------------
                                            2,715,745               2,454,297
- - -------------------------------------------------------------------------------
Less: Treasury Stock, at cost                (274,452)               (186,680)
- - -------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                  2,441,293               2,267,617
- - -------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY $4,135,105              $3,846,450
- - -------------------------------------------------------------------------------

The accompanying Notes are an integral part of these Consolidated Financial Statements.


(PICTURE OF GRAPH APPEARS HERE)

See Appendix A attached hereto for a
description of graphic material.
                                                                            73

Consolidated Statements of Shareholders' Equity
- - --------------------------------------------------------------------------------
(thousands)

- - --------------------------------------------------------------------------------
                                                         Common Stock
                                       -----------------------------------------
                                                    Shares                 Par
                                               Outstanding               Value
                                       -----------------------------------------
BALANCE, FEBRUARY 2, 1991                          360,598            $189,727
- - --------------------------------------------------------------------------------
Net Income                                               -                   -
- - --------------------------------------------------------------------------------
Cash Dividends                                           -                   -
- - --------------------------------------------------------------------------------
Exercise of Stock Options & Other                    1,188                   -
- - --------------------------------------------------------------------------------
BALANCE, FEBRUARY 1, 1992                          361,786             189,727
- - --------------------------------------------------------------------------------
Net Income                                               -                   -
- - --------------------------------------------------------------------------------
Cash Dividends                                           -                   -
- - --------------------------------------------------------------------------------
Exercise of Stock Options & Other                      862                   -
- - --------------------------------------------------------------------------------
Warrants Issued for Acquisition                          -                   -
- - --------------------------------------------------------------------------------
BALANCE, JANUARY 30, 1993                          362,648             189,727
- - --------------------------------------------------------------------------------
Net Income                                               -                   -
- - --------------------------------------------------------------------------------
Cash Dividends                                           -                   -
- - --------------------------------------------------------------------------------
Purchase of Treasury Stock                          (5,288)                  -
- - --------------------------------------------------------------------------------
Exercise of Stock Options & Other                      441                   -
- - --------------------------------------------------------------------------------
BALANCE, JANUARY 29, 1994                          357,801            $189,727
- - --------------------------------------------------------------------------------

The accompanying Notes are an integral part of these Consolidated Financial Statements.

                      (PICTURES OF GRAPHS APPEAR HERE)

                    See Appendix A attached hereto for a
                      description of graphic material.

- - -------------------------------------------------------------------
                                                           Total
    Paid-in       Retained     Treasury Stock,     Shareholders'
    Capital       Earnings             at Cost            Equity
- - -------------------------------------------------------------------
    $99,237     $1,480,866          $(209,778)        $1,560,052
- - -------------------------------------------------------------------
          -        403,302                  -            403,302
- - -------------------------------------------------------------------
          -       (101,141)                 -           (101,141)
- - -------------------------------------------------------------------
      1,692              -             12,887             14,579
- - -------------------------------------------------------------------
    100,929      1,783,027           (196,891)         1,876,792
- - -------------------------------------------------------------------
          -        455,497                  -            455,497
- - -------------------------------------------------------------------
          -       (101,730)                 -           (101,730)
- - -------------------------------------------------------------------
      6,598              -             10,211             16,809
- - -------------------------------------------------------------------
     20,249              -                  -             20,249
- - -------------------------------------------------------------------
    127,776      2,136,794           (186,680)         2,267,617
- - -------------------------------------------------------------------
          -        390,999                  -            390,999
- - -------------------------------------------------------------------
          -       (130,681)                 -           (130,681)
- - -------------------------------------------------------------------
          -              -            (93,328)           (93,328)
- - -------------------------------------------------------------------
      1,130              -              5,556              6,686
- - -------------------------------------------------------------------
   $128,906     $2,397,112          $(274,452)        $2,441,293
- - -------------------------------------------------------------------



                   [GRAPH OF WORKING CAPITAL APPEARS HERE]

              See Appendix A attached hereto for a description
                            of graphic material.

 >WE'VE CLEARLY LEARNED THAT TEAMWORK IS KEY TO RESPONDING TO THE MARKETPLACE.

Consolidated Statements of Cash Flows
- - --------------------------------------------------------------------------------
(thousands)

- - --------------------------------------------------------------------------------
                                                    1993        1992       1991
- - --------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
- - --------------------------------------------------------------------------------
Net Income                                      $390,999    $455,497   $403,302
- - --------------------------------------------------------------------------------
IMPACT OF OTHER OPERATING
 ACTIVITIES ON CASH FLOWS
- - --------------------------------------------------------------------------------
Depreciation and Amortization                    271,353     246,977    222,695
- - --------------------------------------------------------------------------------
Special and Nonrecurring Items                    (2,617)          -          -
- - --------------------------------------------------------------------------------
CHANGE IN ASSETS AND LIABILITIES
- - --------------------------------------------------------------------------------
Accounts Receivable                             (219,534)   (101,545)   (65,536)
- - --------------------------------------------------------------------------------
Inventories                                       70,006     (73,657)  (144,884)
- - --------------------------------------------------------------------------------
Accounts Payable and Accrued Expenses             14,943     118,289      8,792
- - --------------------------------------------------------------------------------
Income Taxes                                      20,773      82,369     30,371
- - --------------------------------------------------------------------------------
Other Assets and Liabilities                     (97,784)     26,198     20,897
- - --------------------------------------------------------------------------------
NET CASH PROVIDED BY
 OPERATING ACTIVITIES                            448,139     754,128    475,637
- - --------------------------------------------------------------------------------
INVESTING ACTIVITIES
- - --------------------------------------------------------------------------------
Capital Expenditures                            (295,804)   (429,545)  (523,082)
- - --------------------------------------------------------------------------------
Businesses Acquired                                    -     (60,043)   (18,750)
- - --------------------------------------------------------------------------------
Proceeds from Sale of Business                   285,000           -          -
- - --------------------------------------------------------------------------------
Tax Effect of Gain on Sale of Business           (64,750)          -          -
- - --------------------------------------------------------------------------------
CASH USED FOR INVESTING ACTIVITIES               (75,554)   (489,588)  (541,832)
- - --------------------------------------------------------------------------------
FINANCING ACTIVITIES
- - --------------------------------------------------------------------------------
Net (Repayments) Proceeds of
 Commercial Paper Borrowings
 and Certificates of Deposit                     (25,939)   (322,119)   223,312
- - --------------------------------------------------------------------------------
Repayments of Long-Term Debt                    (100,000)          -    (50,000)
- - --------------------------------------------------------------------------------
Proceeds from Issuance
 of Unsecured Notes                              250,000     150,000          -
- - --------------------------------------------------------------------------------
Dividends Paid                                  (130,681)   (101,730)  (101,141)
- - --------------------------------------------------------------------------------
Purchase of Treasury Stock                       (93,328)          -          -
- - --------------------------------------------------------------------------------
Stock Options and Other                            6,686      16,809     14,579
- - --------------------------------------------------------------------------------
NET CASH (USED) PROVIDED
 BY FINANCING ACTIVITIES                         (93,262)   (257,040)    86,750
- - --------------------------------------------------------------------------------
NET INCREASE IN CASH AND EQUIVALENTS             279,323       7,500     20,555
- - --------------------------------------------------------------------------------
Cash and Equivalents, Beginning of Year           41,235      33,735     13,180
- - --------------------------------------------------------------------------------
CASH AND EQUIVALENTS, END OF YEAR               $320,558     $41,235    $33,735
- - --------------------------------------------------------------------------------

*The accompanying Notes are an integral part of these Consolidated Financial
 Statements.

Notes to Consolidated Financial Statements
- - --------------------------------------------------------------------------------
(thousands except per share amounts)
- - --------------------------------------------------------------------------------
1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

- - --------------------------------------------------------------------------------
PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of The Limited, Inc. (the Company) and all significant subsidiaries which are more than 50 percent owned and controlled. All significant intercompany balances and transactions have been eliminated in consolidation.

     Investments in other entities (including joint ventures), which are more than 20 percent owned, are accounted for on the equity method.

- - --------------------------------------------------------------------------------
FISCAL YEAR

The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years are designated in the financial statements and notes by the calendar year in which the fiscal year commences. The results for fiscal year 1993, 1992 and 1991 represent the 52-week periods ended January 29, 1994, January 30, 1993 and February 1, 1992.

- - --------------------------------------------------------------------------------
CASH AND EQUIVALENTS

Cash and equivalents include amounts on deposit with financial institutions and money market investments with original maturities of less than 90 days.

- - --------------------------------------------------------------------------------
INVENTORIES

Inventories are principally valued at the lower of average cost or market, on a first-in first-out basis, utilizing the retail method.

- - --------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT

Depreciation and amortization of property and equipment are computed for financial reporting purposes on a straight-line basis, using service lives ranging principally from 10-30 years for buildings and improvements and 3-10 years for other property and equipment. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts with any resulting gain or loss included in net income. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments which extend service lives are capitalized.

- - --------------------------------------------------------------------------------
GOODWILL AMORTIZATION

Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired companies and is amortized on a straight-line basis principally over 30 years.

- - --------------------------------------------------------------------------------
INTEREST RATE SWAP AGREEMENTS

The difference between the amount of interest to be paid and the amount of interest to be received under interest rate swap agreements due to changing interest rates is charged or credited to interest expense over the life of the swap agreement. Gains and losses from the disposition of swap agreements are deferred and amortized over the term of the related agreements.

- - --------------------------------------------------------------------------------
INCOME TAXES

Effective January 31, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) 109, "Accounting for Income Taxes." SFAS 109 requires a change from the deferred method of accounting for income taxes to the liability method. Under this method, deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect in the years in which those temporary differences are expected to reverse. Under SFAS 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Under the deferred method, which was applied in 1992 and prior years, deferred income taxes are recognized for income and expense items that are reported in different years for financial reporting purposes and income tax purposes using the tax rate applicable for the year of calculation. Under the deferred method, deferred taxes are not adjusted for subsequent changes in tax rates.

- - --------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY

Five hundred million shares of $.50 par value common stock are authorized, of which 357.8 million and 362.6 million were outstanding, net of 21.7 million shares and 16.8 million

  >FINANCIAL STRENGTH AND STABILITY GIVE US FREEDOM TO IMPLEMENT WHAT WE'VE
                     LEARNED IN RESPONSE TO OUR CUSTOMERS.

shares held in treasury at January 29, 1994 and January 30, 1993. Ten million shares of $1.00 par value preferred stock are authorized, none of which has been issued.
- - --------------------------------------------------------------------------------
NET INCOME PER SHARE

Net income per share is computed based upon the weighted average number of outstanding common shares, including the effect of stock options. There were
363.2 million, 363.7 million and 363.6 million weighted average outstanding shares for 1993, 1992 and 1991.
- - --------------------------------------------------------------------------------
ISSUANCE OF SUBSIDIARY STOCK

Gains or losses resulting from stock issued by a subsidiary of the Company are recognized in current year's income. In 1992, the Company recognized a $9 million pre-tax gain which resulted from the March, 1992 initial public offering of the United Retail Group, Inc. A more detailed discussion of this matter is included under the heading "Gain on Issuance of United Retail Group,
Inc. Stock" in Management's Discussion and Analysis on page 68 of this Annual
Report.
- - -------------------------------------------------------------------------------
2 SPECIAL AND NONRECURRING ITEMS

During 1993, the Company approved a restructuring plan which includes the following components: the sale of a 60% interest in the Brylane mail order business; the acceleration of store remodeling, downsizing and closing program at the Limited Stores and Lerner divisions; and the refocusing of the merchandise strategy at the Henri Bendel division.
     On August 31, 1993, the Company sold 60% of its interest in the Brylane mail order business, receiving $285 million in cash proceeds. The transaction resulted in a pre-tax gain of approximately $203 million. Brylane distributes apparel through Lane Bryant Direct, Roaman's and Lerner Direct Catalogs.
     To improve the underperforming divisions and expedite their turnaround, the Company decided to remodel and downsize a number of Limited and Lerner stores. The store remodels include both the expansion of store size and relocation of stores to other locations within the same mall. In either case, a remodel involves the destruction of certain existing assets. The downsizing of stores reduces the size of stores with substandard productivity and profit performance. The provision for remodels and downsizing aggregates approximately $35 million and includes the net book value of fixed asset writeoffs and lease termination payments.
     In addition, the Company decided to close underperforming stores, primarily in the Lerner and Limited Stores retail businesses. These closings have been identified based on the profit performance of the store and an assessment of the quality of the real estate. The provision for store closings aggregates approximately $22 million and includes the operating losses through the date of closing, the net book value of abandoned fixed assets and lease termination payments.
     This program includes the remodeling, downsizing and closing of approximately 360 Limited and Lerner stores by the end of 1995. The Company has closed approximately 60 of these stores and remodeled approximately 50 stores as of year-end.
     The Company also estimated that, based on expected future cash flows, there was no expectation of realizing through future operations the existing carrying value of certain fixed and intangible assets at Lerner, Limited
Stores and Henri Bendel, and other assets, and accordingly recorded a charge of approximately $143 million to reduce their net book value to an amount considered realizable in future periods.
     The charges for these actions totalled approximately $200 million, of which approximately $173 million relates to non-cash charges for asset impairments, remodels and store closings.
     A further discussion of this matter is included under the heading
"Special and Non-recurring Items" in Management's Discussion and Analysis on page 67 of this Annual Report.
- - -------------------------------------------------------------------------------
3 ACCOUNTS RECEIVABLE

Accounts receivable consisted of:

- - -------------------------------------------------------------------------------
                                                          1993            1992
- - -------------------------------------------------------------------------------
Deferred payment accounts                           $1,013,276        $755,822
- - -------------------------------------------------------------------------------
Trade and other                                         78,532         106,528
- - -------------------------------------------------------------------------------
Allowance for uncollectible accounts                   (34,897)        (24,973)
- - -------------------------------------------------------------------------------
                                                    $1,056,911        $837,377
- - -------------------------------------------------------------------------------

Finance charge revenue on the deferred payment accounts amounted to $174.5 million, $141.8 million and $131.5 million in 1993, 1992 and 1991, and the provision for uncollectible accounts amounted to $50.8 million, $40.0 million and $50.6 million in 1993, 1992 and 1991. These amounts are classified as components of the cost to administer the deferred payment program and are included in general, administrative and store operating expenses.

- - --------------------------------------------------------------------------------
4 PROPERTY AND EQUIPMENT
Property and equipment, at cost, consisted of:
- - --------------------------------------------------------------------------------
                                                           1993          1992
- - --------------------------------------------------------------------------------
     Land, buildings and improvements                  $510,998      $512,283
- - --------------------------------------------------------------------------------
     Furniture, fixtures and equipment                1,571,568     1,476,081
- - --------------------------------------------------------------------------------
     Leaseholds and improvements                        506,258       677,115
- - --------------------------------------------------------------------------------
     Construction in progress                            49,373        55,491
- - --------------------------------------------------------------------------------
                                                      2,638,197     2,720,970
- - --------------------------------------------------------------------------------
     Less: Accumulated depreciation and amortization    971,609       907,022
- - --------------------------------------------------------------------------------
     Property and equipment, net                     $1,666,588    $1,813,948
- - --------------------------------------------------------------------------------

- - --------------------------------------------------------------------------------
 5 LEASED FACILITIES AND COMMITMENTS

 Annual store rent is comprised of a fixed minimum amount, plus contingent rent based upon a percentage of sales exceeding a stipulated amount. Store lease terms generally require additional payments covering taxes, common area costs and certain other expenses.
     A summary of rent expense for 1993, 1992 and 1991 follows:
- - --------------------------------------------------------------------------------
     Store Rent:                             1993          1992          1991
- - --------------------------------------------------------------------------------
      Fixed minimum                      $540,381      $498,607      $380,291

      Contingent                           19,727        19,043        22,555
- - --------------------------------------------------------------------------------
     Total store rent                     560,108       517,650       402,846
- - --------------------------------------------------------------------------------
     Equipment and other                   31,897        37,228        38,734
- - --------------------------------------------------------------------------------
     Total rent expense                  $592,005      $554,878      $441,580
- - --------------------------------------------------------------------------------

At January 29, 1994, the Company was committed to noncancelable leases with remaining terms of one to forty years. A substantial portion of these commitments are store leases with initial terms ranging from ten to twenty years. Accrued rent expense was $99.1 million and $67.7 million at January
29, 1994 and January 30, 1993.
     A summary of minimum rent commitments under noncancelable leases follows:

- - --------------------------------------------------------------------------------
     1994                                                            $568,338
- - --------------------------------------------------------------------------------
     1995                                                             559,356
- - --------------------------------------------------------------------------------
     1996                                                             542,072
- - --------------------------------------------------------------------------------
     1997                                                             523,249
- - --------------------------------------------------------------------------------
     1998                                                             503,816
- - --------------------------------------------------------------------------------
     Thereafter                                                    $2,695,394
- - --------------------------------------------------------------------------------

- - --------------------------------------------------------------------------------

- - --------------------------------------------------------------------------------
 6 LONG-TERM DEBT

 Long-term debt consisted of:
- - --------------------------------------------------------------------------------
                                                           1993          1992
- - --------------------------------------------------------------------------------
     Commercial Paper                                  $      -       $29,439
- - --------------------------------------------------------------------------------
     Certificates of Deposit                                  -        12,200
- - --------------------------------------------------------------------------------
     7 1/2% Debentures due March, 2023                  250,000             -
- - --------------------------------------------------------------------------------
     7.80% Notes due May, 2002                          150,000       150,000
- - --------------------------------------------------------------------------------
    9 1/8% Notes due February, 2001                     150,000       150,000
- - --------------------------------------------------------------------------------
    8 7/8% Notes due August, 1999                       100,000       100,000
- - --------------------------------------------------------------------------------
    8.61% Notes due December, 1993                            -       100,000
- - --------------------------------------------------------------------------------
                                                       $650,000      $541,639
- - --------------------------------------------------------------------------------

The Company maintains two revolving credit agreements (the "Agreements") totalling $840 million. One Agreement provides the Company available borrowings of up to $560 million. The other Agreement provides World Financial Network National Bank, a wholly-owned consolidated subsidiary, available borrowings of up to $280 million. Borrowings outstanding under the Agreements are due December 4, 1997. However, the revolving terms of each of the Agreements may be extended an additional two years upon notification by the Company on the second and fourth anniversaries of the Effective Date, subject to the approval of the lending banks. Both Agreements have similar borrowing options, including interest rates which are based on either the lenders' "Base Rate," as defined, LIBOR, CD-based options or at a rate submitted under a bid-ding process. Aggregate commitment and facility fees for the Agreements approximate 0.15% of the total commitment. Both Agreements and certain of the Company's other debt agreements place restrictions on the amount of the Company's working capital, debt and net worth. No amounts were outstanding under the Agreements at January 29, 1994.

     Both Agreements support the Company's commercial paper program which funds working capital and other general corporate requirements. No commercial paper was outstanding at January 29, 1994.

     In February, 1993, the Company amended its shelf registration statement enabling it to issue up to $500 million of debt securities and warrants to purchase debt securities. Following the $250 million issuance of 7 1/2% Debentures due 2023 on March 15,1993, the Company has $250 million remaining under its shelf registration statement authorization.

     At January 30, 1993, the 8.61% Notes, the commercial paper and the certificates of deposit were classified as long-term based on the Company's intention and ability to refinance the obligations on a long-term basis. Following the $250 million issuance of 7 1/2% Debentures in March, 1993, the Company retired the 8.61% Notes upon their maturity in December, 1993 and now classifies commercial paper and certificates of deposit as current liabilities based on their maturity.

     All long-term debt outstanding at January 29, 1994 and January 30, 1993 is unsecured.

     The Company periodically enters into interest rate swap agreements with the intent to manage the interest rate exposure of its debt portfolio. At January 29, 1994, the Company had two interest rate swap positions outstanding, each having a $100 million notional principal amount. One contract effectively changed the Company's interest rate exposure on $100 million of variable rate debt to a fixed rate of 8.09% through July, 2000. The counterparty to the swap contract has an option to cancel the remaining term of the contract in July, 1995. The second contract effectively changes the interest rate on $100 million of fixed rate debt to a variable rate through November, 1995.

     No long-term debt matures in years 1994-1998. Interest paid approximated $57.4 million, $60.0 million and $58.2 million in 1993, 1992 and 1991.

- - --------------------------------------------------------------------------------
7 INCOME TAXES

As discussed in Note 1, the Company adopted SFAS 109 effective January 31,1993. No cumulative effect adjustment was required for the adoption as the difference in deferred income taxes under SFAS 109 and APB Opinion 11 was immaterial. The impact of adoption on the current year was also immaterial.
     The provision for income taxes consisted of:

CURRENTLY PAYABLE:      1993         1992         1991
- - ---------------------------------------------------------
Federal             $249,400     $174,900     $173,700
- - ---------------------------------------------------------
State                 35,100       28,700       27,000
- - ---------------------------------------------------------
Foreign                6,400        6,400        4,500
- - ---------------------------------------------------------
                     290,900      210,000      205,200
- - ---------------------------------------------------------
DEFERRED:
- - ---------------------------------------------------------
Federal              (41,800)      62,700       41,800
- - ---------------------------------------------------------
State                  4,900       17,300       10,000
- - ---------------------------------------------------------
                     (36,900)      80,000       51,800
- - ---------------------------------------------------------
Total Provision     $254,000     $290,000     $257,000
- - ---------------------------------------------------------

  >OUR FINANCIAL GOALS REQUIRE US TO STRETCH BEYOND OUR INDIVIDUAL "COMFORT
                                    ZONES."

The foreign component of pre-tax income, arising principally from overseas sourcing operations, was $54.8 million, $58.7 million and $44.5 million in 1993, 1992 and 1991.
     A reconciliation between the statutory Federal income tax rate and the effective income tax rate follows:

===============================================================================
                                        1993             1992            1991
- - --------------------------------------------------------------------------------
Federal income tax rate                 35.0%            34.0%           34.0%
- - --------------------------------------------------------------------------------
State income tax, net of
 Federal income tax effect               4.0              4.0             3.7
- - --------------------------------------------------------------------------------
Other items, net                          .4               .9             1.2
- - --------------------------------------------------------------------------------
                                        39.4%            38.9%           38.9%
================================================================================

Income taxes payable included current deferred tax assets of $41.1 million and $19.6 million at January 29, 1994 and January 30, 1993. The effect of temporary differences which gives rise to deferred income tax balances at January 29,1994 was as follows:

================================================================================
                                        Assets         Liabilities      Total
- - --------------------------------------------------------------------------------
Excess of tax over book
depreciation                                          $(123,539)    $(123,539)
- - -------------------------------------------------------------------------------
Undistributed earnings of
foreign affiliate                                      (103,485)     (103,485)
- - -------------------------------------------------------------------------------
Investment in affiliate                                 (39,171)      (39,171)
- - -------------------------------------------------------------------------------
State income taxes                     $8,681                           8,681
- - --------------------------------------------------------------------------------
Bad debt reserve                       11,022                          11,022
- - --------------------------------------------------------------------------------
Restructuring                          25,092                          25,092
- - --------------------------------------------------------------------------------
Other                                  23,163           (35,735)      (12,572)
- - --------------------------------------------------------------------------------
                                      $67,958         $(301,930)    $(233,972)
================================================================================

For the years 1992 and 1991, deferred income tax expense resulted from timing differences in the recognition of income and expense. The components of the deferred tax provision follow:

================================================================================
                                                          1992           1991
- - --------------------------------------------------------------------------------
Excess of tax over book depreciation                   $45,400        $17,200
- - --------------------------------------------------------------------------------
Other items, net                                        34,600         34,600
- - --------------------------------------------------------------------------------
                                                       $80,000        $51,800
================================================================================

Income tax payments approximated $291.3 million, $199.8 million and $212.4 million for 1993, 1992 and 1991.

- - --------------------------------------------------------------------------------

8 STOCK OPTIONS AND RESTRICTED STOCK

Stock options are granted to officers and key associates based upon fair market value at the date of grant. Option activity for 1991, 1992 and 1993 follows:

================================================================================
                                           Number of           Weighted Average
                                              Shares     Option Price Per Share
- - --------------------------------------------------------------------------------
Outstanding Options, February 2, 1991      5,796,000                     $14.26
- - --------------------------------------------------------------------------------
Activity during 1991:  Granted               707,000                     $26.56
                       Exercised          (1,187,000)                     10.12
                       Cancelled            (194,000)                     18.05
- - --------------------------------------------------------------------------------
Outstanding Options, February 1, 1992      5,122,000                     $16.49
- - --------------------------------------------------------------------------------
 Activity during 1992:  Granted            1,476,000                     $23.91
                        Exercised           (772,000)                     12.73
                        Cancelled           (312,000)                     22.99
- - --------------------------------------------------------------------------------
Outstanding Options, January 30, 1993      5,514,000                     $18.57
- - --------------------------------------------------------------------------------
Activity during 1993:  Granted             2,457,000                     $21.74
                       Exercised            (431,000)                     12.22
                       Cancelled            (357,000)                     22.32
- - --------------------------------------------------------------------------------
Outstanding Options, January 29,1994       7,183,000                     $19.87
================================================================================

The Company had approximately 5.3 million shares available for grant at January 29, 1994 as compared to 7.4 million shares available at January 30, 1993 and 8.5 million shares available at February 1, 1992. Approximately 7.2 million shares of the Company's common stock were reserved for outstanding options, of which 3.3 million were exercisable as of January 29, 1994.

In 1993, 590,000 restricted shares of the Company's common stock were granted to certain officers and key associates. The market value of the shares at the date of grant amounted to $12.7 million and is recorded within treasury stock in the accompanying consolidated financial statements. The market value is being amortized as compensation expense over the vesting period which ranges from four to ten years. Compensation expense of $1.3 million was recorded in 1993.

- - --------------------------------------------------------------------------------
9 RETIREMENT BENEFITS

The Company sponsors a defined contribution retirement plan. Participation in this plan is available to all associates who have completed 1,000 or more hours of service with the Company during certain 12 month periods and attained the age of 21. Company contributions to this plan are based on a percentage of the associates' annual compensation. The cost of this plan was $25.9 million in 1993, $20.1 million in 1992 and $16.3 million in 1991.

- - --------------------------------------------------------------------------------
10 FINANCE SUBSIDIARY

World Financial Network National Bank, a wholly-owned consolidated finance subsidiary, provides private label credit card lines to the customers of certain retail affiliates. Condensed financial information of the finance subsidiary follows:

- - --------------------------------------------------------------------------------
ASSETS                                         Jan. 29, 1994    Jan. 30, 1993
- - --------------------------------------------------------------------------------
Credit card receivables, net of
  allowance for uncollectible accounts            $978,500         $731,000
- - --------------------------------------------------------------------------------
Other assets, net                                   40,300           20,500
- - --------------------------------------------------------------------------------
                                                $1,018,800         $751,500
- - --------------------------------------------------------------------------------
LIABILITIES AND INVESTMENT
- - --------------------------------------------------------------------------------
Certificates of deposit                            $15,700          $12,200
- - --------------------------------------------------------------------------------
Payable to wholly-owned subsidiaries
  and affiliates of The Limited, Inc.               18,200            6,400
- - --------------------------------------------------------------------------------
INVESTMENT OF THE LIMITED, INC.:
- - --------------------------------------------------------------------------------
Subordinated debt                                  902,700          665,200
- - --------------------------------------------------------------------------------
Equity investment                                   82,200           67,700
- - --------------------------------------------------------------------------------
                                                $1,018,800         $751,500
- - --------------------------------------------------------------------------------

Holders of credit cards issued by the finance subsidiary are located throughout the United States, and have various available lines of credit which are subject to change by the finance subsidiary. The credit cards are used to purchase merchandise offered for sale by affiliates.

- - --------------------------------------------------------------------------------
11 DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

- - --------------------------------------------------------------------------------
CURRENT ASSETS AND CURRENT LIABILITIES

The fair value of cash and equivalents, short-term borrowings, accounts payable and accrued expenses approximate fair value because of their short maturity. The carrying amount of the credit card receivables approximates fair value due to the short maturity and because the average interest rate approximates current market origination rates.

- - --------------------------------------------------------------------------------
LONG-TERM DEBT

The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

- - --------------------------------------------------------------------------------
INTEREST RATE SWAP AGREEMENTS

The fair value of interest rate swaps (used for hedging purposes) is the estimated amount that the Company would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the current credit-worthiness of the swap counterparties.

>OUR DEBT-TO-EQUITY RATIO IS 27%, INDICATING THAT OUR DEBT IS SMALL, RELATIVE TO
                               OUR SHAREHOLDERS'

The estimated fair values of the Company's financial instruments are as follows:

- - -------------------------------------------------------------------------------
                                     1993                  1992
                           ----------------------------------------------------
                             Carrying       Fair     Carrying          Fair
                               Amount      Value       Amount         Value
- - -------------------------------------------------------------------------------
Long-term debt              $(650,000)  $(712,078)  $(541,639)    $(584,472)
- - -------------------------------------------------------------------------------
Net interest rate swaps          $(13)   $(13,289)       $374       $(5,334)
- - -------------------------------------------------------------------------------

- - -------------------------------------------------------------------------------
12 QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial results for 1993 and 1992 follow:

- - ------------------------------------------------------------------------------
1993 QUARTER                First       Second        Third        Fourth
- - ------------------------------------------------------------------------------
Net Sales              $1,518,561   $1,689,055   $1,616,667    $2,420,805
- - ------------------------------------------------------------------------------
Gross Income              380,727      427,710      447,048       703,350
- - ------------------------------------------------------------------------------
Net Income                 44,225       68,232       82,215       196,327
- - ------------------------------------------------------------------------------
Net Income Per Share        $0.12        $0.19        $0.23         $0.54
- - ------------------------------------------------------------------------------
1992 QUARTER
- - ------------------------------------------------------------------------------
Net Sales              $1,415,625   $1,489,393   $1,611,320    $2,427,958
- - ------------------------------------------------------------------------------
Gross Income              357,938      410,932      440,421       781,449
- - ------------------------------------------------------------------------------
Net Income                 51,525       80,073       79,995       243,904
- - ------------------------------------------------------------------------------
Net Income Per Share        $0.14        $0.22        $0.22         $0.67
- - ------------------------------------------------------------------------------



Market Price and Dividend Information
- - ------------------------------------------------------------------------------

- - ------------------------------------------------------------------------------
                                                                         Cash
                                                                     Dividend
                                      Market Price                  Per Share
- - ------------------------------------------------------------------------------
FISCAL YEAR 1993                   High         Low
- - ------------------------------------------------------------------------------
4th Quarter                         $23 1/4     $16 5/8                  $.09
- - ------------------------------------------------------------------------------
3rd Quarter                          24          20                       .09
- - ------------------------------------------------------------------------------
2nd Quarter                          24 7/8      19 3/4                   .09
- - ------------------------------------------------------------------------------
1st Quarter                         $30         $21 1/4                  $.09
- - ------------------------------------------------------------------------------
FISCAL YEAR 1992
- - ------------------------------------------------------------------------------
4th Quarter                         $29 5/8     $22 7/8                  $.07
- - ------------------------------------------------------------------------------
3rd Quarter                          25 1/2      19 3/4                   .07
- - ------------------------------------------------------------------------------
2nd Quarter                          24 5/8      19 1/4                   .07
- - ------------------------------------------------------------------------------
1st Quarter                         $32 7/8     $22                      $.07
- - ------------------------------------------------------------------------------

The Company's common stock is traded on the New York Stock Exchange ("LTD") and the London Stock Exchange. On January 29, 1994, there were 68,025 shareholders of record. However, when including active associates who participate in the Company's stock purchase plan, associates who own shares through Company sponsored retirement plans and others holding shares in broker accounts under street name, the Company estimates the shareholder base at approximately 131,000.

                              The Limited, Inc.
                           Appendix A to the 1993
                                Annual Report


Page #                      Description of Graph
- - ------                      --------------------

64-65 Three connecting polaroid pictures spanning pages 64 and 65 of an individual holding a chart titled "Number of Stores." The chart is a horizontal bar chart with the following points:

                          Year      # Stores
                          ----      --------
                          1973          30
                          1978         258
                          1983         937
                          1988       3,497
                          1993       4,623

71 A polaroid picture of an individual holding a bar chart titled "Selling Square Feet (in thousands)." The chart is a horizontal bar chart with the following points:

                                     Selling
                                     Square
                          Year        Feet
                          ----        ----
                           83        3,667
                           84        5,166
                           85       10,460
                           86       11,320
                           87       12,795
                           88       14,296
                           89       14,374
                           90       17,008
                           91       20,355
                           92       22,863
                           93       24,426

Page #                      Description of Graph
- - ------                      --------------------

72 Two polaroid pictures appear on this page: The top polaroid is of an individual holding a chart titled "Net Income (in millions) CAGR 19%." The chart is a horizontal bar chart with the following points:

                                    Net
                          Year    Income
                          ----    ------
                           83     $  71
                           84        92
                           85       145
                           86       228
                           87       235
                           88       245
                           89       347
                           90       398
                           91       403
                           92       455
                           93     $ 391

               The bottom polaroid is an individual holding a chart titled "Net Sales (in millions) CAGR 21% (Compounded Annual Growth Rate, last ten years)." The chart is a horizontal bar chart with the following points:

                          Year    Net Sales
                          ----    ---------
                           83     $1,086
                           84      1,343
                           85      2,387
                           86      3,143
                           87      3,528
                           88      4,071
                           89      4,648
                           90      5,254
                           91      6,149
                           92      6,944
                           93      7,245

Page #                      Description of Graph
- - ------                      --------------------

73 A polaroid picture of an individual holding a line chart depicting the year end balance of equity from 1983 through 1993 plotted against the year end balance of debt from 1983 through 1993. The plot points are:

                   Debt      Year         Equity
                   ----      ----         ------
              $  68,763       83       $  192,576
                150,139       84          275,403
                670,744       85          404,075
                417,420       86          781,542
                681,000       87          729,171
                517,952       88          946,207
                445,674       89        1,240,454
                540,446       90        1,560,052
                713,758       91        1,876,792
                541,639       92        2,267,617
               $650,000       93       $2,441,293

74 Two polaroid pictures appear on this page. The top polaroid is of an individual holding a chart titled "Shareholders' Equity (in millions) CAGR 29%." The chart is a horizontal bar chart with the following points:


                                   Shareholders'
                          Year        Equity
                          ----        ------
                           83         $  193
                           84            275
                           85            404
                           86            782
                           87            729
                           88            946
                           89          1,240
                           90          1,560
                           91          1,877
                           92          2,268
                           93         $2,441

               The bottom polaroid is of an individual holding a chart titled "Net Income per Share CAGR 18%." The chart is a horizontal bar chart with the following points:

                                    Net Income
                          Year      Per Share
                          ----      ---------
                           83           $0.20
                           84            0.26
                           85            0.40
                           86            0.60
                           87            0.62
                           88            0.68
                           89            0.96
                           90            1.10
                           91            1.11
                           92            1.25
                           93           $1.08

75 A polaroid picture of an individual holding a chart titled "Working Capital." The chart is a horizontal bar chart with the following points:

                                    Working
                          Year      Capital
                          ----      -------
                           83    $  101,665
                           84       180,960
                           85       419,706
                           86       586,827
                           87       629,783
                           88       567,639
                           89       685,524
                           90       884,004
                           91     1,084,205
                           92     1,063,352
                           93    $1,513,181