Form 10-K, Exhibit 13
period 1995-01-28
LIMITED INC
filed 1995-04-27
CIK 701985

                                                                      EXHIBIT 13



pause

women's>

% OF TOTAL SALES
    ($ in Millions)
    1994       $4,318  59%
    1993        4,655  64%
    1992        4,683  67%

% OF TOTAL OPERATING
INCOME
    ($ in Millions)

    1994         $298  37%
    1993          305  44%
    1992          502  64%

                            SALES        % TOTAL
                            (Millions)   SALES
Express           1994      $1,387       19%
                  1993       1,421       20%
                  1992       1,312       19%


Lerner            1994      $1,019       14%
New York          1993       1,141       16%
                  1992       1,175       17%



Lane Bryant       1994      $  959       13%
                  1993         928       13%
                  1992         918       13%


The Limited       1994      $  869       12%
                  1993       1,084       15%
                  1992       1,205       17%


Henri Bendel      1994     $    84       01%
                  1993          81       01%
                  1992          73       01%

pause
  lingerie>

% OF TOTAL SALES
     ($ in Millions)
    1994      $1,842    25%
    1993       1,514    21%
    1992       1,263    18%

% OF TOTAL OPERATING
INCOME
     ($ in Millions)

    1994     $  297     37%
    1993        235     33%
    1992        171     22%


  men's>

% OF TOTAL SALES
     ($ in Millions)

    1994     $  721     10%
    1993        561      8%
    1992        403      6%

% OF TOTAL OPERATING
INCOME
     ($ in Millions)

    1994     $   75      9%
    1993         52      7%
    1992         29      4%

                           SALES        % TOTAL
                           (Millions)   SALES
  VICTORIA'S       1994    $1,181       16%
  SECRET           1993       992       14%
  STORES           1992       840       12%


  VICTORIA'S       1994    $  569        8%
  SECRET           1993       436        6%
  CATALOGUE        1992       367        5%


  CACIQUE          1994    $   92        1%
                   1993        86        1%
                   1992        56        1%


  STRUCTURE        1994    $  556        8%
                   1993       450        6%
                   1992       318        5%



  ABERCROMBIE      1994    $  165        2%
  & FITCH CO.      1993       111        2%
                   1992        85        1%

pause

personal care
& children's>
% OF TOTAL SALES
     ($ in Millions)
    1994   $  439    6%
    1993      264    4%
    1992      170    3%

% OF TOTAL OPERATING
INCOME
     ($ in Millions)

    1994   $   66    8%
    1993       23    3%
    1992      (11)  -1%

                           SALES   % TOTAL
                        (Millions) SALES
BATH &           1994     $260     4%
BODY WORKS       1993      112     2%
                 1992       57     1%

PENHALIGON'S     1994     $  5     0%
                 1993        5     0%
                 1992        5     0%


THE LIMITED      1994     $174     2%
TOO              1993      147     2%
                 1992      108     2%

Our Operating Results
(Thousands except per share amounts)
                              1994            1993         % Change
Net Sales               $7,320,792      $7,245,088               1%

Operating Income        $  798,989         701,556              14%

Net Income              $  448,343      $  390,999              15%

Net Income as a
  Percentage of Sales          6.1%            5.4%

Net Income Per Share    $     1.25      $     1.08              16%

Dividends Per Share     $      .36      $       36



Our Year-End Position
(Thousands except per share amounts)
                              1994            1993         % Change
Total Assets            $4,570,077      $4,135,105              11%

Working Capital         $1,750,111      $1,513,181              16%

Current Ratio                  3.2             3.1

Long-Term Debt          $  650,000      $  650,000              --

Debt to Equity Ratio            24%             27%

Shareholders' Equity    $2,760,956      $2,441,293              13%

Return on Average
  Shareholders' Equity          17%             17%

Stores Open at End of Year
                               1994            1993
Express                                716             673

Lerner New York                        846             877

Lane Bryant                            812             817

The Limited                            709             746

Henri Bendel                             4               4

Victoria's Secret Stores               601             570

Cacique                                114             108

Structure                              466             394

Abercrombie & Fitch Co.                 67              49

Bath & Body Works                      318             194

Penhaligon's                             4               7

The Limited Too                        210             184

Total Number of Stores               4,867           4,623

Selling Square Feet             25,627,000      24,426,000

Number of Associates                               105,600

FINANCIAL SUMMARY
- -------------------------------------------------------------------------------------------------------------------
(Thousands except per share amounts, ratios and store and associate data)
- -------------------------------------------------------------------------------------------------------------------
FISCAL YEAR                             1994            1993(1)           1992            1991(2)           1990(2)
- -------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Net Sales                               $ 7,320,792     $ 7,245,088     $ 6,944,296     $ 6,149,218     $ 5,253,509
Gross Income                              2,114,363       1,958,835       1,990,740       1,793,543       1,630,439
Operating Income                            798,989         701,556         788,698         712,700         697,537
Income Before Income Taxes                  744,343         644,999         745,497         660,302         653,438
Net Income                              $   448,343     $   390,999     $   455,497     $   403,302     $   398,438
Net Income as a Percentage
        of Sales                                6.1%            5.4%            6.6%            6.6%            7.6%
- -------------------------------------------------------------------------------------------------------------------
PER SHARE RESULTS
Net Income                              $      1.25     $      1.08     $      1.25     $      1.11     $      1.10
Dividends                               $       .36     $       .36     $       .28     $       .28     $       .24
Book Value                              $      7.72     $      6.82     $      6.25     $      5.19     $      4.33
Weighted Average Shares
        Outstanding                         358,601         363,234         363,738         363,594         362,044
- -------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL INFORMATION
Total Assets                            $ 4,570,077     $ 4,135,105     $ 3,846,450     $ 3,418,856     $ 2,871,878
Working Capital                         $ 1,750,111     $ 1,513,181     $ 1,063,352     $ 1,084,205     $   884,004
Current Ratio                                   3.2             3.1             2.5             3.1             2.8
Long-Term Debt                          $   650,000     $   650,000     $   541,639     $   713,758     $   540,446
Debt-to-Equity Ratio                             24%             27%             24%             38%             35
Shareholders' Equity                    $ 2,760,956     $ 2,441,293     $ 2,267,617     $ 1,876,792     $ 1,560,052
Return on Average
        Shareholders' Equity                     17%             17%             22%             23%             28%
- -------------------------------------------------------------------------------------------------------------------
STORES AND ASSOCIATES AT END OF YEAR
Total Number of Stores Open                   4,867           4,623           4,425           4,194           3,760
Selling Square Feet                      25,627,000      24,426,000      22,863,000      20,355,000      17,008,000
Number of Associates                        105,600          97,500         100,700          83,800          72,500
- -------------------------------------------------------------------------------------------------------------------

(1)       Includes the results of companies disposed of up to the disposition date.
(2)       Includes the results of companies acquired subsequent to the date of acquisition.
(3)       Fifty-three week fiscal year.

        Year     Number of Stores
        ----     ----------------
         74             48
         79            309
         84          1,412
         89          3,344
         94          4,867

FINANCIAL SUMMARY
- ------------------------------------------------------------------------------------------------------------------------------------
(Thousands except per share amounts, ratios and store and associate data)
- ------------------------------------------------------------------------------------------------------------------------------------
FISCAL YEAR                             1989(3)(1)        1988(2)         1987            1986            1985(2)        1984(3)
- ------------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Net Sales                               $ 4,647,916     $ 4,070,777     $ 3,527,941     $ 3,142,696     $ 2,387,110     $ 1,343,134
Gross Income                              1,446,635       1,214,703         992,775         961,827         718,843         404,321
Operating Income                            625,254         467,418         408,872         438,229         276,212         173,102
Income Before Income Taxes                  573,926         396,136         378,188         394,780         239,317         157,495
Net Income                              $   346,926     $   245,136     $   235,188     $   227,780     $   145,317     $    92,495
Net Income as a Percentage
        of Sales                                7.5%            6.0%            6.7%            7.2%            6.1%            6.9%
- ------------------------------------------------------------------------------------------------------------------------------------
PER SHARE RESULTS
Net Income                              $       .96     $       .68     $       .62     $       .60     $       .40     $       .26
Dividends                               $       .16     $       .12     $       .12     $       .08     $       .05     $       .04
Book Value                              $      3.45     $      2.64     $      2.04     $      2.07     $      1.13     $       .77
Weighted Average Shares
        Outstanding                         361,288         360,186         376,626         376,860         365,638         361,262
- ------------------------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL INFORMATION
Total Assets                            $ 2,418,486     $ 2,145,506     $ 1,929,477     $ 1,726,544     $ 1,494,313     $   657,242
Working Capital                         $   685,524     $   567,639     $   629,783     $   586,827     $   419,706     $   180,960
Current Ratio                                   2.4             2.2             2.9             2.7             2.2             2.0
Long-Term Debt                          $   445,674     $   517,952     $   681,000     $   417,420     $   670,744     $   150,139
Debt-to-Equity Ratio                             36%             55%             93%             53%            166%             55%
Shareholders' Equity                    $ 1,240,454     $   946,207     $   729,171     $   781,542     $   404,075     $   275,403
Return on Average
        Shareholders' Equity                     32%             29%             31%             38%             43%             40%
- ------------------------------------------------------------------------------------------------------------------------------------
STORES AND ASSOCIATES AT END OF YEAR
Total Number of Stores Open                   3,344           3,497           3,115           2,682           2,353           1,412
Selling Square Feet                      14,374,000      14,296,000      12,795,000      11,320,000      10,460,000       5,166,000
Number of Associates                         63,000          56,700          50,200          43,200          33,600          17,700
- ------------------------------------------------------------------------------------------------------------------------------------

(1)       Includes the results of companies disposed of up to the disposition date.
(2)       Includes the results of companies acquired subsequent to the date of acquisition.
(3)       Fifty-three week fiscal year.

MANAGEMENT'S DISCUSSION AND ANALYSIS
- -------------------------------------------------------------------------------
RESULTS OF OPERATIONS

Net sales for the fourth quarter grew to $2.539 billion, an increase of 5% from $2.421 billion a year ago. Net income was $257 million, compared to $196 million last year, and earnings per share were $0.72 versus $0.54 in 1993.
        Net sales for the 52-week fiscal year ended January 28, 1995 of $7.321 billion increased $318 million from sales of $7.003 billion last year (excluding Brylane's 1993 sales). Net income was $448 million compared to $391 million a year ago. Earnings per share were $1.25 compared to $1.08 last year.
        In 1994, the Company delivered solid results and made significant progress on the two principal objectives for the year.
        First, the Company achieved the goal of restoring merchandise margin integrity at the women's fashion apparel businesses despite negative comparable store sales, and thereby increased their operating income contribution as a percentage of sales. Merchandise margin is the key indicator by which the Company is measuring its progress in its effort to return these businesses to their historic levels of productivity and profitability.
        Second, the Company continued to profitably grow its lingerie, men's, personal care and children's businesses. These divisions increased their total sales by 28%, contributed 41% of total sales and 55% of operating income.
        Divisional highlights include the following:
        - Express delivered a significant increase in merchandise margin rate during the fourth quarter and one of the best Fall seasons in their history in terms of operating income.
        - Lane Bryant also had a solid year, producing a moderate increase in sales with improved margins.
        - Although Lerner New York and Limited Stores experienced negative comparable store sales, merchandise margins for the year were up to last year.
        - Victoria's Secret Stores set new fourth quarter and full year records in operating income dollars, on an increase in sales of almost $200 million for the year.
        - Abercrombie & Fitch Co. set new records for merchandise margin rate and profitability for the fourth quarter and year, increasing their earnings contribution over last year.
        - Structure produced a 20% increase in earnings for the year in spite of a disappointing fourth quarter.
        - Bath & Body Works produced another stellar year, more than doubling their sales while setting new records for the fourth quarter and year for merchandise margin and operating profit rate. The global potential for the brand was demonstrated by the successful opening of five stores in the United Kingdom in partnership with Next plc.
        For further information about the Company's divisions including sales and operating income, see pages 22, 23, 34, 35, 42 and 43 of this Annual Report.

FINANCIAL SUMMARY
- ---------------------------------------------------------------------------------------------------------------
The following summarized financial data compares 1994 to the comparable periods for 1993 and 1992:
- ---------------------------------------------------------------------------------------------------------------
                                                                                                % CHANGE
                                                                                        -----------------------
                                        1994            1993            1992            1994-93         1993-92
- ---------------------------------------------------------------------------------------------------------------
Retail Sales (millions)                 $ 6,752         $ 6,567         $ 6,153           3%              7%
Catalogue Sales (millions)                  569             678             791         (16%)           (14%)
                                        ---------------------------------------
Total Net Sales (millions)              $ 7,321         $ 7,245         $ 6,944           1%              4%
Increase (Decrease) in
        Comparable Store Sales               (3%)            (1%)             2%
Retail Sales Increase Attributable
        to New and Remodeled Stores           6%              8%             12%
Retail Sales per Average Selling
        Square Foot                     $   270         $   278         $   285          (3%)            (2%)
Retail Sales per Average Store
        (thousands)                     $ 1,423         $ 1,452         $ 1,428          (2%)             2%
Average Store Size at End
        of Year (square feet)             5,265           5,284           5,167           -               2%
Retail Selling Square Feet
        (thousands)                      25,627          24,426          22,863           5%              7%
Number of Stores:
        Beginning of Year                 4,623           4,425           4,194
        Opened                              358             322             323
        Closed                             (114)           (124)            (92)
                                        ---------------------------------------
End of Year                               4,867           4,623           4,425
- ---------------------------------------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
NET SALES
- --------------------------------------------------------------------------------
Fourth quarter 1994 sales as compared to 1993 increased 5% to $2.539 billion due to a 9% increase in sales attributable to new and remodeled stores. Fourth quarter 1993 sales of $2.421 billion were flat to 1992 due to the sale of a 60% interest in the Brylane division on August 30, 1993. Excluding Brylane sales from 1992, fourth quarter sales in 1993 would have increased 4% due to an 8% increase in sales attributable to new and remodeled stores.
        The 1994 retail sales increase is attributable to the net addition of new and remodeled stores, which was partially offset by a 3% decline in comparable store sales. The Company added 358 new stores in 1994, remodeled 226 stores and closed 114 stores for a net addition of 244 stores and in excess of
1.2 million square feet of new retail selling space. Consistent with the comparable store sales decline, average sales productivity declined slightly to $270 per square foot.
        Catalogue sales decreased 16% in 1994 as compared to 1993 due to Brylane sales being included in the first and second quarters of 1993 prior to its sale in August 1993. Had last year's catalogue sales excluded Brylane, catalogue sales would have increased 30%, due to a significant increase in the number of books mailed, although the average sales demand per book decreased slightly.
        Retail sales increased 7% during 1993, reflecting the additional volume from new and remodeled stores. The Company added 322 new stores in 1993, remodeled 239 stores and closed 124 stores for a net addition of 198 stores and in excess of 1.5 million square feet of new retail selling space. However, average sales productivity declined slightly to $278 per square foot.
        Catalogue sales decreased 14% in 1993, due to Brylane sales being included in the third and fourth quarters of 1992. Had 1992's catalogue sales excluded Brylane, catalogue sales would have increased 19% during 1993 as the number of books mailed during the year increased while the average sales demand per book decreased slightly.

- --------------------------------------------------------------------------------
GROSS INCOME
- --------------------------------------------------------------------------------
Gross income increased as a percentage of sales to 32.8% for the fourth quarter of 1994 from 29.1% for the same period in 1993. Merchandise margins, expressed as a percentage of sales, increased 4.4%, as the Company continued to be less price promotional than a year earlier. However, the merchandise margin increase was partially offset by increased buying and occupancy costs, which rose .7% as a percentage of sales, primarily due to the lower sales productivity associated with an 11% decrease in women's apparel comparable store sales.

        Gross income decreased as a percentage of sales to 29.1% for the fourth quarter of 1993 from 32.2% for the same period in 1992. Merchandise margins, expressed as a percentage of sales, decreased 1.4% reflecting a higher level of promotional activity (particularly in the women's apparel businesses) to liquidate seasonal inventories. In addition, buying and occupancy costs, expressed as a percentage of sales, increased 1.6% primarily as a result of lower sales productivity associated with several of the Company's women's apparel businesses.
        The 1994 gross income rate of 28.9% was 1.9% above the rate for 1993. Merchandise margins, expressed as a percentage of sales, increased 3.0%, due to the Company's less promotional pricing strategy. However, the merchandise margin increase was partially offset by increased buying and occupancy costs, which rose 1.2% as a percentage of sales, primarily due to the lower sales productivity associated with a 9% decrease in women's apparel comparable store sales.
        The 1993 gross income rate of 27.0% was 1.7% below the rate for 1992. Merchandise margins, expressed as a percentage of sales, decreased .4%
reflecting higher promotional activity, notably in the fourth quarter. Buying and occupancy costs were not sufficiently leveraged (particularly at the
Company's women's apparel businesses) and as a result, these costs increased approximately 1.2%, expressed as a percentage of sales.
- --------------------------------------------------------------------------------
GENERAL, ADMINISTRATIVE AND STORE OPERATING EXPENSES
- --------------------------------------------------------------------------------
        General, administrative and store operating expenses, expressed as a percentage of sales, increased to 15.4% in the fourth quarter of 1994 from 15.1% in the same period of 1993, principally due to lower sales productivity. Sales productivity, which is initially lower in new and remodeled stores, was also lower in existing stores. The Company continued to maintain its high level of customer service despite negative comparable store sales, particularly at the women's apparel businesses where comparable store sales were down 11%.
        These costs, expressed as a percentage of sales, were 18.0%, 17.4% and 17.3% for fiscal years 1994, 1993 and 1992. The increases in 1994 and 1993 were due to the lower sales productivity at both existing stores and new and remodeled stores. The Company expects to continue its policy of maintaining a high level of customer service.
- --------------------------------------------------------------------------------
SPECIAL AND NONRECURRING ITEMS
- --------------------------------------------------------------------------------
        As more fully described in Note 2 to the Consolidated Financial Statements, the Company announced during 1993 the sale of a 60% interest in its Brylane division for $285 million in cash. This transaction was part of a program aimed at accelerating the growth of the retail businesses, which included the acceleration of the store remodeling, downsizing and closing program at the Limited Stores and Lerner divisions, and the refocusing of the merchandising strategy at the Henri Bendel division. The net pre-tax gain from these special and nonrecurring items was $2.6 million. The impact of these items on future operating results is anticipated to be immaterial. In the near term, the Company's reduced share of Brylane's operating income is expected to be offset by improved sales productivity and reduced depreciation and amortization costs.
        The Company also announced a program to repurchase up to $500 million of the Company's common stock over time as market conditions warrant. As of the end of fiscal year 1994, the Company had repurchased 5.9 million shares at a cost of $104.7 million. Market conditions will dictate any future purchases.
- --------------------------------------------------------------------------------
INTEREST EXPENSE

- -------------------------------------------------------------------------------
                                FOURTH QUARTER      YEAR-TO-DATE
                                -----------------------------------------------
                                1994    1993    1994    1993    1992
- -------------------------------------------------------------------------------
Average Daily Borrowings
        (in millions)           $996.7  $848.2  $785.0  $822.5  $1,046.3
Average Effective
        Interest Rate             7.84%   7.62%   8.33%   7.76%   5.96%
- -------------------------------------------------------------------------------

Interest expense increased in the fourth quarter and for all 1994 as compared to the comparable periods in 1993. Higher interest rates increased costs approximately $.6 million and $4.4 million during the fourth quarter and for all of 1994. Higher borrowing levels during the fourth quarter increased costs by $2.8 million. For the year, lower borrowing levels resulted in lower interest costs of approximately $2.9 million as compared to 1993, which partially offset the effective interest rate increase.

- --------------------------------------------------------------------------------
OPERATING INCOME
- --------------------------------------------------------------------------------
Operating income, as a percentage of sales, was 10.9%, 9.6% and 11.4% for fiscal years 1994, 1993 and 1992. The increase in operating income in 1994 was primarily due to higher merchandise margins, partially offset by higher buying and occupancy costs and higher general, administrative and store operating expenses.
- --------------------------------------------------------------------------------
GAIN ON ISSUANCE OF UNITED RETAIL GROUP, INC. STOCK
- --------------------------------------------------------------------------------
The 1992 results include a $9 million pre-tax gain which resulted from the
March 1992 initial public offering of United Retail Group, Inc. (URGI), a specialty retailer of large-size woman's apparel. URGI sold approximately 3.7 million shares of common stock at $15 per share and received total consideration of approximately $55.6 million. Prior to the initial public offering, the Company owned approximately a 33% equity interest; subsequent to the initial public offering, the Company's ownership was diluted to approximately 20%. See Note 1 to the Consolidated Financial Statements for
further discussion of this matter.
- --------------------------------------------------------------------------------
ACQUISITIONS
- --------------------------------------------------------------------------------
Gryphon Development, L.P. (Gryphon) creates, develops and manufactures most of the bath and personal care products sold by the Company. Prior to April 10,
1992, the Company owned approximately 65% of Gryphon. Effective April 10, 1992, the Company acquired the remaining 35% of Gryphon for approximately $60 million and separately entered into a non-compete agreement with certain of the former Gryphon partners in return for warrants to purchase 1.5 million shares of the Company's common stock.
- --------------------------------------------------------------------------------
FINANCIAL CONDITION
- --------------------------------------------------------------------------------
The Company's balance sheet at January 28, 1995 provides continuing evidence of financial strength and flexibility. The Company's debt-to-equity ratio declined to only 23.5% at the end of 1994, the current ratio reached a record 3.2 and working capital was in excess of $1.75 billion. A more detailed discussion of liquidity, capital resources and capital requirements follows:
- --------------------------------------------------------------------------------
LIQUIDITY AND CAPITAL RESOURCES
- --------------------------------------------------------------------------------
Cash provided from operating activities, commercial paper backed by funds available under committed long-term credit agreements, and the Company's capital structure continue to provide the resources to support operations, including projected growth, seasonal requirements and capital expenditures. A summary of the Company's working capital position and capitalization follows (thousands):

- ------------------------------------------------------------------------------------------
                                                      1994            1993            1992
- ------------------------------------------------------------------------------------------
Cash Provided by Operating Activities           $  361,078      $  448,139      $  754,128
Working Capital                                 $1,750,111      $1,513,181      $1,063,352
Capitalization:
        Long-Term Debt                          $  650,000      $  650,000      $  541,639
        Deferred Income Taxes                      306,139         275,101         274,844
        Shareholders' Equity                     2,760,956       2,441,293       2,267,617
- ------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION                            $3,717,095      $3,366,394      $3,084,100
Additional Amounts Available
        Under Long-Term Credit Agreements       $  840,000      $  840,000      $  811,000
- ------------------------------------------------------------------------------------------

The Company considers the following to be several measures of liquidity and capital resources:

- ------------------------------------------------------------------------------------------
                                                        1994    1993    1992
- ------------------------------------------------------------------------------------------
Debt-to-Equity Ratio (Long-Term Debt
        Divided by Shareholders' Equity)                24%     27%     24%

Debt-to-Capitalization Ratio (Long-Term
        Debt Divided by Total Capitalization)           17%     19%     18%

Interest Coverage Ratio (Income Before Interest
        Expense, Depreciation, Amortization and
        Income Taxes Divided by Interest Expense)       16x     15x     17x

Cash Flow to Capital Investment (Net Cash
        Provided by Operating Activities Divided
        by Capital Expenditures)                       113%    151%    176%
- ------------------------------------------------------------------------------------------

Net cash provided by operating activities totaled $361.1 million, $448.1 million and $754.1 million for 1994, 1993 and 1992 and continued to serve as the
Company's primary source of liquidity. Cash requirements for accounts receivable increased $235 million in 1994 and $220 million in 1993 due to the continued growth in the number of proprietary credit card holders at the Company's various divisions. Cash requirements for inventories and accounts payable and accrued expenses have tended to fluctuate during the three-year period based on sales volumes and inventory management practices. An increase in income taxes payable in 1994 resulted in an additional $30 million in cash as compared to 1993 due to the timing of tax payments associated with the fourth quarter earnings increase. Cash requirements for other assets and liabilities related primarily to a deposit made to the Internal Revenue Service in 1994 in connection with an assessment for additional taxes and interest for 1989 and 1990 which is discussed further in Note 7 to the Consolidated Financial Statements.
        Investing activities included capital expenditures, primarily for new and remodeled stores, the 1993 sale of 60% of the Company's interest in Brylane, and the 1992 acquisition of Gryphon.
        Financing activities included the repurchase of $11.4 million and $93.3 million of the Company's common stock in 1994 and 1993, which represented approximately .6 million and 5.3 million shares. Cash dividends paid in 1993 increased 25% from 1992. Cash dividends paid in 1994 remained consistent with
1993 at $.36 per share.
        At January 28, 1995, the Company had available $840 million under its long-term credit agreements. In addition, the Company has the ability to offer up to $250 million of additional debt securities and warrants to purchase debt securities under its shelf registration statement authorization.
- --------------------------------------------------------------------------------
CAPITAL EXPENDITURES
- --------------------------------------------------------------------------------
Capital expenditures amounted to $319.7 million, $295.8 million and $429.5 million in 1994, 1993 and 1992, respectively, of which $201.2 million, $198.1 million and $258.2 million was for new stores and remodeling and expanding existing stores. The Company expended $10.7 million in 1994 for a catalogue telemarketing center in Kettering, Ohio to expand Victoria's Secret Catalogue operations. Approximately $29 million was expended in 1992 for the completion of Victoria's Secret Catalogue's fulfillment center and office facility in Columbus, Ohio. In addition, office facilities previously committed under a long-term lease were acquired in 1992 for approximately $101 million.
        The Company anticipates spending $325-$375 million for capital expenditures in 1995, of which $230-$270 million will be for new stores, the remodeling of existing stores and related improvements for the retail businesses. The Company expects that substantially all 1995 capital expenditures will be funded by net cash provided by operating activities.
        The Company has announced its intention to add approximately 1.6 million selling square feet in 1995 which will represent a 6% increase over year-end
1994. It is anticipated the increase will result from the net addition of approximately 465 new stores and the remodeling of approximately 225 stores. A summary of stores and selling square feet by division for 1993 and 1994 and goals for 1995 follow:



YEAR          SELLING SQUARE FEET
- ----          -------------------
79                $ 1,082,000
84                  5,166,000
89                 14,374,000
94                 25,627,000


                                                                                 CHANGE FROM
                                                                             ---------------------
                              GOAL-1995          1994          1993          1995-94      1994-93
- ----------------------------------------------------------------------------------------------------
EXPRESS
  Stores                              745           716           673               29           43
  Selling Sq. Ft.               4,613,000     4,357,000     3,902,000          256,000      455,000
- ----------------------------------------------------------------------------------------------------
LERNER NEW YORK
  Stores                              838           846           877               (8)         (31)
  Selling Sq. Ft.               6,396,000     6,580,000     6,802,000         (184,000)    (222,000)
- ----------------------------------------------------------------------------------------------------
LANE BRYANT
  Stores                              826           812           817               14           (5)
  Selling Sq. Ft.               3,936,000     3,859,000     3,852,000           77,000        7,000
- ----------------------------------------------------------------------------------------------------
THE LIMITED
  Stores                              708           709           746               (1)         (37)
  Selling Sq. Ft.               4,284,000     4,358,000     4,482,000          (74,000)    (124,000)
- ----------------------------------------------------------------------------------------------------
HENRI BENDEL
  Stores                                4             4             4                0            0
  Selling Sq. Ft.                  88,000        93,000        93,000           (5,000)           0
- ----------------------------------------------------------------------------------------------------
VICTORIA'S SECRET STORES
  Stores                              667           601           570               66           31
  Selling Sq. Ft.               2,966,000     2,586,000     2,346,000          380,000      240,000
- ----------------------------------------------------------------------------------------------------
CACIQUE
  Stores                              120           114           108                6            6
  Selling Sq. Ft.                 364,000       342,000       318,000           22,000       24,000
- ----------------------------------------------------------------------------------------------------
STRUCTURE
  Stores                              514           466           394               48           72
  Selling Sq. Ft.               1,985,000     1,755,000     1,409,000          230,000      346,000
- ----------------------------------------------------------------------------------------------------
ABERCROMBIE & FITCH CO.
  Stores                              102            67            49               35           18
  Selling Sq. Ft.                 808,000       541,000       405,000          267,000      136,000
- ----------------------------------------------------------------------------------------------------
BATH & BODY WORKS
  Stores                              518           318           194              200          124
  Selling Sq. Ft.                 881,000       489,000       248,000          392,000      241,000
- ----------------------------------------------------------------------------------------------------
PENHALIGON'S
  Stores                                4             4             7                0           (3)
  Selling Sq. Ft.                   2,000         2,000         3,000                0       (1,000)
- ----------------------------------------------------------------------------------------------------
THE LIMITED TOO
  Stores                              288           210           184               78           26
  Selling Sq. Ft.                 907,000       665,000       566,000          242,000       99,000
- ----------------------------------------------------------------------------------------------------
TOTAL RETAIL DIVISIONS
  Stores                            5,334         4,867         4,623              467          244
  Selling Sq. Ft.              27,230,000    25,627,000    24,426,000        1,603,000    1,201,000
- ----------------------------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
IMPACT OF INFLATION
- --------------------------------------------------------------------------------
The Company's results of operations and financial condition are presented based upon historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, the Company believes that the effects of inflation, if any, on the results of operations and financial condition have been minor.

CONSOLIDATED STATEMENTS OF INCOME
- -------------------------------------------------------------------------------
(Thousands except per share amounts)

- -----------------------------------------------------------------------------
                                            1994         1993         1992
- -----------------------------------------------------------------------------
NET SALES                               $ 7,320,792  $ 7,245,088  $ 6,944,296
Costs of Goods Sold,
  Occupancy and Buying Costs             (5,206,429)  (5,286,253)  (4,953,556)
- -----------------------------------------------------------------------------
GROSS INCOME                              2,114,363    1,958,835    1,990,740
General, Administrative
  and Store Operating Expenses           (1,315,374)  (1,259,896)  (1,202,042)
Special and Nonrecurring Items, Net               -        2,617            -
- -----------------------------------------------------------------------------
OPERATING INCOME                            798,989      701,556      788,698
Interest Expense                            (65,381)     (63,865)     (62,398)
Other Income, Net                            10,735        7,308       10,080
Gain on Issuance of United
  Retail Group Stock                              -            -        9,117
- -----------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                  744,343      644,999      745,497
Provision for Income Taxes                  296,000      254,000      290,000
- -----------------------------------------------------------------------------
NET INCOME                              $   448,343  $   390,999  $   455,497
- -----------------------------------------------------------------------------
NET INCOME PER SHARE                    $      1.25  $      1.08  $      1.25
- -----------------------------------------------------------------------------

The accompanying Notes are an integral part of these Consolidated Financial Statements.

NET INCOME
(Millions)
CAGR 17%
(Compound Annual
Growth Rate, last
ten years)

84                    $ 92
85                     145
86                     228
87                     235
88                     245
89                     347
90                     398
91                     403
92                     455
93                     391
94                     448


NET SALES
(Millions)
CAGR 18%

84                     $1,343
85                      2,387
86                      3,143
87                      3,528
88                      4,071
89                      4,648
90                      5,254
91                      6,149
92                      6,944
93                      7,245
94                      7,321


CONSOLIDATED BALANCE SHEETS
- --------------------------------------------------------------------------
(Thousands)


- --------------------------------------------------------------------------
ASSETS                                        JAN. 28, 1995   JAN. 29, 1994
- --------------------------------------------------------------------------
CURRENT ASSETS
Cash and Equivalents                             $  242,780     $  320,558
Accounts Receivable                               1,292,399      1,056,911
Inventories                                         870,440        733,700
Other                                               142,047        109,456
- --------------------------------------------------------------------------
TOTAL CURRENT ASSETS                              2,547,666      2,220,625
- --------------------------------------------------------------------------
PROPERTY AND EQUIPMENT, NET                       1,692,145      1,666,588
- --------------------------------------------------------------------------
OTHER ASSETS                                        330,266        247,892
- --------------------------------------------------------------------------
TOTAL ASSETS                                     $4,570,077     $4,135,105
- --------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
- --------------------------------------------------------------------------
CURRENT LIABILITIES
Accounts Payable                                 $  275,303     $  250,363
Accrued Expenses                                    372,676        347,892
Certificates of Deposit                              25,200         15,700
Income Taxes                                        124,376         93,489
- --------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                           797,555        707,444
- --------------------------------------------------------------------------
LONG-TERM DEBT                                      650,000        650,000
- --------------------------------------------------------------------------
DEFERRED INCOME TAXES                               306,139        275,101
- --------------------------------------------------------------------------
OTHER LONG-TERM LIABILITIES                          55,427         61,267
- --------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Common Stock                                        189,727        189,727
Paid-In Capital                                     132,938        128,906
Retained Earnings                                 2,716,516      2,397,112
- --------------------------------------------------------------------------
                                                  3,039,181      2,715,745
Less: Treasury Stock, at Cost                      (278,225)      (274,452)
- --------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                        2,760,956      2,441,293
- --------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY       $4,570,077     $4,135,105
- --------------------------------------------------------------------------

The accompanying Notes are an integral part of these Consolidated Financial Statements.


EQUITY AND DEBT
(Billions)
           84        85        86        87        88         89          90          91          92          93         94
        --------  --------  --------  --------  --------  ----------  ----------  ----------  ----------  ----------  ----------
EQUITY     $.275     $.404     $.781     $.729     $.946      $1,240      $1,560      $1,877      $2,268      $2,441      $2,761

DEBT       $.150     $.671     $.417     $.681     $.518      $ .446      $ .540      $ .714      $ .542      $ .650      $ .650


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
- ------------------------------------------------------------------
(Thousands)
                                                  COMMON STOCK
                                                ------------------
                                                SHARES       PAR
                                           OUTSTANDING     VALUE
- ------------------------------------------------------------------
BALANCE, FEBRUARY 1, 1992                    361,786      $189,727
- ------------------------------------------------------------------
Net Income                                        --            --
Cash Dividends                                    --            --
Exercise of Stock Options and Other              862            --
Warrants Issued for Acquisition                   --            --
- ------------------------------------------------------------------
BALANCE, JANUARY 30, 1993                    362,648      $189,727
- ------------------------------------------------------------------
Net Income                                        --            --
Cash Dividends                                    --            --
Purchase of Treasury Stock                    (5,288)           --
Exercise of Stock Options and Other              441            --
- ------------------------------------------------------------------
BALANCE, JANUARY 29, 1994                    357,801      $189,727
- ------------------------------------------------------------------
Net Income                                        --            --
Cash Dividends                                    --            --
Purchase of Treasury Stock                      (629)           --
Exercise of Stock Options and Other              432            --
- ------------------------------------------------------------------
BALANCE, JANUARY 28, 1995                    357,604      $189,727
- ------------------------------------------------------------------

The accompanying Notes are an integral part of these Consolidated Financial Statements.


SHAREHOLDERS' EQUITY
(Millions) CAGR 26%

               84        85        86        87        88         89          90          91          92          93         94
            --------  --------  --------  --------  --------  ----------  ----------  ----------  ----------  ----------  ----------
            $.275      $.404     $.781      $.729     $.946     $1,240      $1,560      $1,877      $2,268      $2,441      $2,761

NET INCOME PER SHARE CAGR 17%

               84        85         86        87        88        89         90        91        92        93        94
             -------   -------   -------   -------   -------   --------   --------  --------  --------  --------  --------

              $ .26    $ .40     $ .60     $ .62     $ .68     $ .96     $1.10     $1.11     $1.25     $1.08     $1.25


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
- ---------------------------------------------------------------------------------------------------------
(Thousands)
                                                                                                    TOTAL
                                              PAID-IN      RETAINED     TREASURY STOCK,     SHAREHOLDERS'
                                              CAPITAL      EARNINGS             AT COST            EQUITY
- ---------------------------------------------------------------------------------------------------------
BALANCE, FEBRUARY 1, 1992                    $100,929     $1,783,027       $(196,891)          $1,876,792
- ---------------------------------------------------------------------------------------------------------
Net Income                                         --        455,497              --              455,497
Cash Dividends                                     --       (101,730)             --             (101,730)
Exercise of Stock Options and Other             6,598             --          10,211               16,809
Warrants Issued for Acquisition                20,249             --              --               20,249
- ---------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 30, 1993                    $127,776     $2,136,794       $(186,680)          $2,267,617
- ---------------------------------------------------------------------------------------------------------
Net Income                                         --        390,999              --              390,999
Cash Dividends                                     --       (130,681)             --             (130,681)
Purchase of Treasury Stock                         --             --         (93,328)             (93,328)
Exercise of Stock Options and Other             1,130             --           5,556                6,686
- ---------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 29, 1994                    $128,906     $2,397,112       $(274,452)          $2,441,293
- ---------------------------------------------------------------------------------------------------------
Net Income                                         --        448,343              --              448,343
Cash Dividends                                     --       (128,939)             --             (128,939)
Purchase of Treasury Stock                         --             --         (11,382)             (11,382)
Exercise of Stock Options and Other             4,032             --           7,609               11,641
- ---------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 28, 1995                    $132,938     $2,716,516       $(278,225)          $2,760,956
- ---------------------------------------------------------------------------------------------------------

The accompanying Notes are an integral part of these Consolidated Financial Statements.


WORKING CAPITAL
(Millions)

               84        85        86        87        88        89        90         91          92          93         94
            --------  --------  --------  --------  --------  --------  --------  ----------  ----------  ----------  ----------
              $.181     $.420     $.587    $.630      $.568     $.686     $.884     $1,084      $1,063      $1,513      $1,750


CONSOLIDATED STATEMENTS OF CASH FLOWS
- ---------------------------------------------------------------------------------------
(Thousands)

                                                    1994         1993           1992
- ---------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income                                       $ 448,343     $ 390,999      $ 455,497
- ---------------------------------------------------------------------------------------
IMPACT OF OTHER OPERATING ACTIVITIES
ON CASH FLOWS
Depreciation and Amortization                      267,888       271,353        246,977
Special and Nonrecurring Items                          --        (2,617)            --
- ---------------------------------------------------------------------------------------
CHANGE IN ASSETS AND LIABILITIES
Accounts Receivable                               (235,488)     (219,534)      (101,545)
Inventories                                       (136,740)       70,006        (73,657)
Accounts Payable and Accrued Expenses               49,724        14,943        118,289
Income Taxes                                        30,887        20,773         82,369
Other Assets and Liabilities                       (63,536)      (97,784)        26,198
- ---------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES          361,078       448,139        754,128
- ---------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Capital Expenditures                              (319,676)     (295,804)      (429,545)
Businesses Acquired                                     --            --        (60,043)
Proceeds from Sale of Business                          --       285,000             --
Tax Effect of Gain on Sale of Business                  --       (64,750)            --
- ---------------------------------------------------------------------------------------
CASH USED FOR INVESTING ACTIVITIES                (319,676)      (75,554)      (489,588)
- ---------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Net Proceeds (Repayments) of
    Commercial Paper Borrowings
    and Certificates of Deposit                      9,500       (25,939)      (322,119)
Repayments of Long-Term Debt                            --      (100,000)            --
Proceeds from Issuance
    of Unsecured Notes                                  --       250,000        150,000
Dividends Paid                                    (128,939)     (130,681)      (101,730)
Purchase of Treasury Stock                         (11,382)      (93,328)            --
Stock Options and Other                             11,641         6,686         16,809
- ---------------------------------------------------------------------------------------
NET CASH USED FOR
FINANCING ACTIVITIES                              (119,180)      (93,262)      (257,040)
- ---------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN
CASH AND EQUIVALENTS                               (77,778)      279,323          7,500
Cash and Equivalents, Beginning of Year            320,558        41,235         33,735
- ---------------------------------------------------------------------------------------
CASH AND EQUIVALENTS, END OF YEAR                $ 242,780     $ 320,558      $  41,235
- ---------------------------------------------------------------------------------------
The accompanying Notes are an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

- -  PRINCIPLES OF CONSOLIDATION
The Consolidated Financial Statements include the accounts of The Limited, Inc. (the Company) and all significant subsidiaries which are more than 50% owned and controlled. All significant intercompany balances and transactions have been eliminated in consolidation.
     Investments in other entities (including joint ventures) which are more than 20% owned are accounted for on the equity method.

- -  FISCAL YEAR
The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years are designated in the financial statements and notes by the calendar year in which the fiscal year commences. The results for fiscal years 1994, 1993 and 1992 represent the 52-week periods ended January 28, 1995, January 29, 1994 and January 30, 1993.

- -  CASH AND EQUIVALENTS
Cash and equivalents include amounts on deposit with financial institutions and money market investments with maturities of less than 90 days.

- -  INVENTORIES
Inventories are principally valued at the lower of average cost or market, on a first-in first-out basis, utilizing the retail method.

- -  PROPERTY AND EQUIPMENT
Depreciation and amortization of property and equipment are computed for financial reporting purposes on a straight-line basis, using service lives ranging principally from 10-30 years for buildings and improvements and 3-10 years for other property and equipment. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts with any resulting gain or loss included in net income. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments which extend service lives are capitalized.

- -  GOODWILL AMORTIZATION
Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired companies and is amortized on a straight-line basis principally over 30 years.

- -  INTEREST RATE SWAP AGREEMENTS
The difference between the amount of interest to be paid and the amount of interest to be received under interest rate swap agreements due to changing interest rates is charged or credited to interest expense over the life of the swap agreement. Gains and losses from the disposition of swap agreements are deferred and amortized over the term of the related agreements.

- -  INCOME TAXES
Effective January 31, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) 109, "Accounting for Income Taxes." SFAS 109 requires a change from the deferred method of accounting for income taxes to the liability method. Under this method, deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect in the years in which those temporary differences are expected to reverse. Under SFAS 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Under the deferred method, which was applied in 1992 and prior years, deferred income taxes are recognized for income and expense items that are reported in different years for financial reporting purposes and income tax purposes using the tax rate applicable for the year of calculation. Under the deferred method, deferred taxes are not adjusted for subsequent changes in tax rates.

- -  SHAREHOLDERS' EQUITY
Five hundred million shares of $.50 par value common stock are authorized, of which 357.6 million and 357.8 million were outstanding, net of 21.8 million shares and 21.7 million shares held in treasury at January 28, 1995 and January 29, 1994. Ten million shares of $1.00 par value preferred stock are authorized, none of which have been issued.

- -  NET INCOME PER SHARE
Net income per share is computed based upon the weighted average number of outstanding common shares, including the effect of stock options. There were
358.6 million, 363.2 million and 363.7 million weighted average outstanding shares for 1994, 1993 and 1992.

- -  ISSUANCE OF SUBSIDIARY STOCK
Gains or losses resulting from stock issued by a subsidiary of the Company are recognized in current year's income. In 1992, the Company recognized a $9 million pre-tax gain which resulted from the March 1992 initial public offering of the United Retail Group, Inc. A more detailed discussion of this matter is included under the heading "Gain on Issuance of United Retail Group, Inc.
Stock" in Management's Discussion and Analysis on page 63 of this Annual Report.


2  SPECIAL AND NONRECURRING ITEMS
During the third quarter of 1993, the Company approved a plan which includes the following components: the sale of a 60% interest in the Brylane mail order business; the acceleration of the store remodeling, downsizing and closing program at the Limited Stores and Lerner divisions; and the refocusing of the merchandise strategy at the Henri Bendel division. The net pre-tax gain from these special and nonrecurring items was $2.6 million.
     The remodeling, downsizing and closing program includes approximately
360 Limited and Lerner stores and is expected to be completed by the end of 1995. The Company had closed approximately 80 of these stores and remodeled approximately 200 of these stores as of January 28, 1995. The charge for these actions totaled approximately $200 million. Costs remaining to be incurred related to this program are approximately $14 million at January 28, 1995.
     The net impact of the plan is anticipated to be immaterial.
     A further discussion of this matter is included under the heading "Special and Non-recurring Items" in Management's Discussion and Analysis on page 62 of this Annual Report.

3  ACCOUNTS RECEIVABLE
Accounts receivable consisted of (Thousands):

- ----------------------------------------------------------------------
                                           1994               1993
- ----------------------------------------------------------------------
Deferred Payment Accounts                $1,250,636         $1,013,276
Trade and Other                              86,709             78,532
Allowance for Uncollectible Accounts        (44,946)           (34,897)
                                         ----------         ----------
                                         $1,292,399         $1,056,911
- ----------------------------------------------------------------------

Finance charge revenue on the deferred payment accounts amounted to $223.9 million, $174.5 million and $141.8 million in 1994, 1993 and 1992, and the provision for uncollectible accounts amounted to $72.7 million, $50.8 million and $40.0 million in 1994, 1993 and 1992. These amounts are classified as components of the cost to administer the deferred payment program and are included in general, administrative and store operating expenses.

4  PROPERTY AND EQUIPMENT
Property and equipment, at cost, consisted of (Thousands):

- ---------------------------------------------------------------------------
                                                   1994            1993
- ---------------------------------------------------------------------------
Land, Buildings and Improvements                 $  510,563      $  510,998
Furniture, Fixtures and Equipment                 1,714,587       1,571,568
Leaseholds and Improvements                         515,226         506,258
Construction in Progress                             58,039          49,373
                                                 ----------      ----------
                                                  2,798,415       2,638,197
Less: Accumulated Depreciation and Amortization   1,106,270         971,609
                                                 ----------      ----------
Property and Equipment, Net                      $1,692,145      $1,666,588
- ---------------------------------------------------------------------------

5  LEASED FACILITIES AND COMMITMENTS
Annual store rent is comprised of a fixed minimum amount, plus contingent rent based upon a percentage of sales exceeding a stipulated amount. Store lease terms generally require additional payments covering taxes, common area costs and certain other expenses.
     A summary of rent expense for 1994, 1993 and 1992 follows (Thousands):

- ---------------------------------------------------------------------------
STORE RENT:                     1994            1993            1992
- ---------------------------------------------------------------------------
  Fixed Minimum               $586,437        $540,381        $498,607
  Contingent                    17,522          19,727          19,043
                              --------        --------        --------
Total Store Rent               603,959         560,108         517,650
Equipment and Other             27,710          31,897          37,228
                              --------        --------        --------
Total Rent Expense            $631,669        $592,005        $554,878
- ---------------------------------------------------------------------------

At January 28, 1995, the Company was committed to noncancelable leases with remaining terms of one to forty years. A substantial portion of these commitments are store leases with initial terms ranging from ten to twenty years. Accrued rent expense was $116.5 million and $99.1 million at January 28, 1995 and January 29, 1994.
     A summary of minimum rent commitments under noncancelable leases follows (Thousands):

1995          $  617,645
1996             606,120
1997             587,825
1998             565,999
1999             539,742
Thereafter    $2,802,487


6  LONG-TERM DEBT
Long-term debt consisted of (Thousands):

- ---------------------------------------------------------
                                     1994         1993
- ---------------------------------------------------------
7 1/2% Debentures Due March 2023    $250,000     $250,000
7 4/5% Notes Due May 2002            150,000      150,000
9 1/8% Notes Due February 2001       150,000      150,000
8 7/8% Notes Due August 1999         100,000      100,000
                                    --------     --------
                                    $650,000     $650,000
- --------------------------------------------------------

The Company maintains two revolving credit agreements (the "Agreements") totaling $840 million. One Agreement provides the Company available borrowings of up to $490 million. The other Agreement provides World Financial Network National Bank, a wholly-owned consolidated subsidiary, available borrowings of up to $350 million. Borrowings outstanding under the Agreements are due
December 4, 1999. However, the revolving terms of each of the Agreements may be extended an additional two years upon notification by the Company at least 60 days prior to December 4, 1996, subject to the approval of the lending banks. Both Agreements have similar borrowing options, including interest rates which are based on either the lender's "Base Rate," as defined, LIBOR, CD based options or at a rate submitted under a bidding process. Aggregate commitment and facility fees for the Agreements approximate 0.11% of the total commitment. Both Agreements place restrictions on the amount of the Company's working capital, debt and net worth. No amounts were outstanding under the Agreements at January 28, 1995.
     The Agreements support the Company's commercial paper program which is used from time to time to fund working capital and other general corporate requirements. No commercial paper was outstanding at January 28, 1995.
     Up to $250 million of debt securities and warrants to purchase debt securities may be issued under the Company's shelf registration statement.
     All long-term debt outstanding at January 28, 1995 and January 29, 1994 is unsecured.
     The Company periodically enters into interest rate swap agreements with the intent to manage interest rate exposure. At January 28, 1995, the Company had three interest rate swap positions outstanding, each having a $100 million notional principal amount. One contract effectively changed the Company's interest rate exposure on $100 million of variable rate debt to a fixed rate of 8.09% through July 2000. The counterparty to the swap contract has an option to cancel the remaining term of the contract in July 1995. The remaining two contracts effectively change the interest rate on $200 million of fixed rate debt to a variable rate. These contracts expire in November 1995 and February 1996.
     No long-term debt matures in years 1995-1998; $100 million matures in 1999. Interest paid approximated $64.7 million, $57.4 million and $60.0 million in 1994, 1993 and 1992.

7  INCOME TAXES

The Company adopted SFAS No. 109 effective January 31, 1993. No cumulative effect adjustment was required for the adoption as the difference in deferred income taxes under SFAS 109 and APB Opinion 11 was immaterial. The impact on the year of adoption was also immaterial.
     The provision for income taxes consisted of (Thousands):

- ------------------------------------------------------------------------------
CURRENTLY PAYABLE:               1994          1993          1992
- ------------------------------------------------------------------------------
Federal                        $231,000      $249,400      $174,900
State                            32,000        35,100        28,700
Foreign                           4,100         6,400         6,400
                               --------      --------      --------
                                267,100       290,900       210,000
- ------------------------------------------------------------------------------
DEFERRED:
Federal                          12,900       (41,800)       62,700
State                            16,000         4,900        17,300
                               --------      --------      --------
                                 28,900       (36,900)       80,000
                               --------      --------      --------
Total Provision                $296,000      $254,000      $290,000
- ------------------------------------------------------------------------------

The foreign component of pre-tax income, arising principally from overseas sourcing operations, was $40.9 million, $54.8 million and $58.7 million in 1994, 1993 and 1992.
     A reconciliation between the statutory Federal income tax rate and the effective income tax rate follows:

- -------------------------------------------------------------------------------
                                              1994          1993          1992
- -------------------------------------------------------------------------------
Federal Income Tax Rate                       35.0%         35.0%         34.0%
State Income Tax, Net of
  Federal Income Tax Effect                    4.2           4.0           4.0
Other Items, Net                                .6            .4            .9
                                              ----          ----          ----
                                              39.8%         39.4%         38.9%
- -------------------------------------------------------------------------------

Income taxes payable included current deferred tax assets of $44.5 million and $41.1 million at January 28, 1995 and January 29, 1994. The effect of temporary differences which give rise to deferred income tax balances was as follows (Thousands):

- -------------------------------------------------------------------------------------------------------
                                            1994                                   1993
                           ------------------------------------     -----------------------------------
                           ASSETS      LIABILITIES      TOTAL       ASSETS      LIABILITIES    TOTAL
- -------------------------------------------------------------------------------------------------------
Excess of Tax Over
  Book Depreciation             --     $(156,208)     $(156,208)         --     $(123,539)    $(123,539)
Undistributed Earnings
  of Foreign Affiliate          --      (109,350)      (109,350)         --      (103,485)     (103,485)
Investment in Affiliate         --       (28,056)       (28,056)         --       (39,171)      (39,171)
State Income Taxes         $12,595            --         12,595     $ 8,681            --         8,681
Bad Debt Reserve            18,678            --         18,678      11,022            --        11,022
Special and Nonrecurring    18,912            --         18,912      25,092            --        25,092
Other                       30,170       (48,385)       (18,215)     23,163       (35,735)      (12,572)
                           -------     ---------      ---------     -------     ---------     ---------
Total Deferred
  Income Taxes             $80,355     $(341,999)     $(261,644)    $67,958     $(301,930)    $(233,972)
- -------------------------------------------------------------------------------------------------------

For the year 1992, deferred income tax expense resulted from timing differences in the recognition of income and expense. The components of the deferred tax provision follow (Thousands):

- ---------------------------------------------------------------------------
                                                                     1992
- ---------------------------------------------------------------------------
Excess of Tax Over Book Depreciation                                $45,400
Other Items, Net                                                     34,600
                                                                    -------
                                                                    $80,000
- ---------------------------------------------------------------------------

Income tax payments approximated $230.9 million, $291.3 million and $199.8 million for 1994, 1993 and 1992.
    The Internal Revenue Service has assessed the Company for additional taxes and interest for 1989 and 1990. The assessment was based primarily on the treatment of transactions involving the Company's foreign operations and construction allowances. The Company strongly disagrees with the assessment and is vigorously contesting the matter. Management believes resolution of this matter will not have a material adverse effect on the Company's results of operations or financial condition.

8 STOCK OPTIONS AND RESTRICTED STOCK

Stock options are granted to officers and key employees based upon fair market value at the date of grant. Option activity for 1992, 1993 and 1994 follows:
- ---------------------------------------------------------------------------------------------
                                                       Number of            Weighted Average
                                                          Shares      Option Price Per Share
- ---------------------------------------------------------------------------------------------
OUTSTANDING OPTIONS, FEBRUARY 1, 1992                  5,122,000                      $16.49
Activity During 1992:   Granted                        1,476,000                       23.91
                        Exercised                       (772,000)                      12.73
                        Canceled                        (312,000)                      22.99
- ---------------------------------------------------------------------------------------------
OUTSTANDING OPTIONS, JANUARY 30, 1993                  5,514,000                      $18.57
Activity During 1993:   Granted                        2,457,000                       21.74
                        Exercised                       (431,000)                      12.22
                        Canceled                        (357,000)                      22.32
- ---------------------------------------------------------------------------------------------
OUTSTANDING OPTIONS, JANUARY 29, 1994                  7,183,000                      $19.87
Activity During 1994:   Granted                        2,122,000                       17.19
                        Exercised                       (393,000)                      11.44
                        Canceled                        (498,000)                      21.49
- ---------------------------------------------------------------------------------------------
OUTSTANDING OPTIONS, JANUARY 28, 1995                  8,414,000                      $19.56
- ---------------------------------------------------------------------------------------------

The Company had approximately 2.2 million shares available for grant at January 28, 1995 as compared to 5.3 million shares available at January 29, 1994 and
7.4 million shares available at January 30, 1993. Approximately 8.4 million shares of the Company's common stock were reserved for outstanding options, of which 4.1 million were exercisable as of January 28, 1995.
In 1994 and 1993, approximately 848,000 and 590,000 restricted shares of the Company's common stock were granted to certain officers and key associates. The market value of the shares at the date of grant amounted to $16.7 million in 1994 and $12.7 million in 1993 and is recorded within treasury stock in the accompanying Consolidated Financial Statements. The market value is being amortized as compensation expense over the vesting period which ranges from four to ten years. Compensation expense of $7.3 million and $1.3 million was recorded in 1994 and 1993.

9 RETIREMENT BENEFITS

The Company sponsors a defined contribution retirement plan. Participation in this plan is available to all associates who have completed 1,000 or more hours of service with the Company during certain 12 month periods and attained the age of 21. Company contributions#to this plan are based on a percentage of the associates# annual compensation. The cost of this plan was $26.7 million in 1994, $25.9 million in 1993 and $20.1 million in 1992.

10 FINANCE SUBSIDIARY

World Financial Network National Bank, a wholly-owned consolidated finance subsidiary, provides private label credit card lines to the customers of certain retail affiliates.
Condensed financial information of the finance subsidiary follows (Thousands):
- ----------------------------------------------------------------------------------
ASSETS                                            JAN. 28, 1995     JAN. 29, 1994
- ----------------------------------------------------------------------------------
Credit Card Receivables, Net of
  Allowance for Uncollectible Accounts               $1,206,000         $0,978,500
Other Assets, Net                                        48,900             40,300
                                                     ----------         ----------
                                                     $1,254,900         $1,018,800
- ----------------------------------------------------------------------------------
LIABILITIES AND INVESTMENT
Certificates of Deposit                              $   25,200         $   15,700
Payable to Wholly-Owned Subsidiaries
  and Affiliates of The Limited, Inc.                    37,400             18,200
- ----------------------------------------------------------------------------------
INVESTMENT OF THE LIMITED, INC.:
Subordinated Debt                                     1,095,900            902,700
Equity Investment                                        96,400             82,200
                                                     ----------         ----------
                                                     $1,254,900         $1,018,800
- ----------------------------------------------------------------------------------

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

11 DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

/ /  CURRENT ASSETS AND CURRENT LIABILITIES
The carrying value of cash equivalents, short-term borrowings, accounts payable and accrued expenses approximates fair value because of their short maturity. The carrying amount of the credit card receivables approximates fair value due to the short maturity and because the average interest rate approximates current market origination rates.

/ /  LONG-TERM DEBT
The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

/ /  INTEREST RATE SWAP AGREEMENTS
The fair value of interest rate swaps is the estimated amount that the Company would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the swap counterparties.


The estimated fair values of the Company's financial instruments are as follows (Thousands):
- --------------------------------------------------------------------------------------
                                    1994                                1993
                         -------------------------           -------------------------
                          CARRYING            FAIR            CARRYING            FAIR
                            AMOUNT           VALUE              AMOUNT           VALUE
- --------------------------------------------------------------------------------------
Long-Term Debt           $(650,000)      $(620,540)          $(650,000)      $(712,078)
Interest Rate Swaps      $    (886)      $  (5,970)          $     (13)      $ (13,289)
- --------------------------------------------------------------------------------------

12      QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial results for 1994 and 1993 follow (Thousands except per share amounts):
- ---------------------------------------------------------------------------------
                            FIRST          SECOND           THIRD         FOURTH
- ---------------------------------------------------------------------------------
1994 QUARTER
Net Sales              $1,481,628      $1,585,392      $1,715,176      $2,538,596
Gross Income              384,931         402,666         495,295         831,471
Net Income                 47,276          53,832          90,490         256,745
Net Income Per Share        $0.13           $0.15           $0.25           $0.72
- ---------------------------------------------------------------------------------
1993 QUARTER
Net Sales              $1,518,561      $1,689,055      $1,616,667      $2,420,805
Gross Income              380,727         427,710         447,048         703,350
Net Income                 44,225          68,232          82,215         196,327
Net Income Per Share        $0.12           $0.19           $0.23           $0.54
- ---------------------------------------------------------------------------------

MARKET PRICE AND DIVIDEND INFORMATION
- --------------------------------------------------------------------------
                                                             CASH DIVIDEND
                                         MARKET PRICE            PER SHARE
- ---------------------------------------------------------------------------
FISCAL YEAR 1994                       HIGH          LOW
4th Quarter                           $21-3/8      $16-7/8            $.09
3rd Quarter                            21-5/8       17-1/4             .09
2nd Quarter                            20           16-7/8             .09
1st Quarter                           $22-1/4      $16-3/4            $.09
- --------------------------------------------------------------------------
FISCAL YEAR 1993
4th Quarter                           $23-1/4      $16-5/8            $.09
3rd Quarter                            24           20                 .09
2nd Quarter                            24-7/8       19-3/4             .09
1st Quarter                           $30          $21-1/4            $.09
- --------------------------------------------------------------------------

The Company's common stock is traded on the New York Stock Exchange ("LTD") and the London Stock Exchange. On January 28, 1995, there were 74,321 shareholders of record. However, when including active associates who participate in the Company's stock purchase plan, associates who own shares through Company sponsored retirement plans and others holding shares in broker accounts under street name, the Company estimates the shareholder base at approximately 140,000.