Form 10-K, Exhibit 13
period 1996-02-03
LIMITED INC
filed 1996-05-02
CIK 701985

Financial Summary
(Thousands except per share amounts, ratios and store and associate data)

- -------------------------------------------------------------------------------------------------
Fiscal Year                                 1995#*.           1994           1993*         1992
- ---------------------------------------------------------------------------------------------------
  Summary of Operations
  Net Sales                              $ 7,881,437       $ 7,320,792    $ 7,245,088   $ 6,944,296
  Gross Income                           $ 2,087,532       $ 2,114,363    $ 1,958,835   $ 1,990,740
  Operating Income                       $   613,349       $   798,989    $   701,556   $   788,698
  Operating Income as a
    Percentage of Sales                         7.8%             10.9%           9.7%         11.4%
  Income Before Income Taxes             $ 1,184,511       $   744,343    $   644,999   $   745,497
  Net Income                             $   961,511       $   448,343    $   390,999   $   455,497
  Net Income (Excluding Gain
    on Sale of Subsidiary Stock)         $   312,044       $   448,343    $   390,999   $   446,380
  Net Income as a Percentage
    of Sales                                    4.0%(a)           6.1%           5.4%          6.6%
- ---------------------------------------------------------------------------------------------------
  Per Share Results
  Net Income                             $      2.68       $      1.25    $      1.08   $      1.25
  Net Income (Excluding Gain
    on Sale of Subsidiary Stock)         $       .87       $      1.25    $      1.08   $      1.23
  Dividends                              $       .40       $       .36    $       .36   $       .28
  Book Value                             $      9.01       $      7.72    $      6.82   $      6.25
  Weighted Average Shares
    Outstanding                              358,371           358,601        363,234       363,738
- ---------------------------------------------------------------------------------------------------
  Other Financial Information
  Total Assets                           $ 5,266,563       $ 4,570,077    $ 4,135,105   $ 3,846,450
  Return on Average Assets                        6%(a)            10%            10%           13%
  Working Capital                        $ 2,083,457       $ 1,725,416    $ 1,490,840   $ 1,043,257
  Current Ratio                                  3.9               3.2            3.1           2.4
  Capital Expenditures                   $   374,374       $   319,676    $   295,804   $   429,545
  Long-Term Debt                         $   650,000       $   650,000    $   650,000   $   541,639
  Debt-to-Equity Ratio                           20%               24%            27%           24%
  Shareholders' Equity                   $ 3,201,041       $ 2,760,956    $ 2,441,293   $ 2,267,617
  Return on Average
    Shareholders' Equity                         10%(a)            17%            17%           22%
  Comparative Store Sales
    Increase (Decrease)                          (2%)              (3%)           (1%)           2%
- ---------------------------------------------------------------------------------------------------
  Stores and Associates at End of Year
  Total Number of Stores Open                  5,298             4,867          4,623         4,425
  Selling Square Feet                     27,403,000        25,627,000     24,426,000    22,863,000
  Number of Associates                       104,000           105,600         97,500       100,700
- ---------------------------------------------------------------------------------------------------

 *  Includes the results of companies disposed of up to the disposition date.
 . Includes the results of companies acquired subsequent to the date of acquisition.
 #  Fifty-three week fiscal year.
(a) Excludes the effect on net income of the gain on sale of subsidiary stock of $649,467.

40  The Limited, Inc.

- -----------------------------------------------------------------------------------------------
      1991.         1990.        1989#*         1988.          1987          1986         1985.
- -----------------------------------------------------------------------------------------------
$ 6,149,218   $ 5,253,509   $ 4,647,916   $ 4,070,777   $ 3,527,941   $ 3,142,696   $ 2,387,110
$ 1,793,543   $ 1,630,439   $ 1,446,635   $ 1,214,703   $   992,775   $   961,827   $   718,843
$   712,700   $   697,537   $   625,254   $   467,418   $   408,872   $   438,229   $   276,212

      11.6%         13.3%         13.5%         11.5%         11.6%         13.9%         11.6%
$   660,302   $   653,438   $   573,926   $   396,136   $   378,188   $   394,780   $   239,317
- -----------------------------------------------------------------------------------------------
$   403,302   $   398,438   $   346,926   $   245,136   $   235,188   $   227,780   $   145,317

$   403,302   $   398,438   $   346,926   $   245,136   $   235,188   $   227,780   $   145,317
       6.6%          7.6%          7.5%          6.0%          6.7%          7.2%          6.1%
- -----------------------------------------------------------------------------------------------

$      1.11   $      1.10   $       .96   $       .68   $       .62   $       .60   $       .40

$      1.11   $      1.10   $       .96   $       .68   $       .62   $       .60   $       .40
$       .28   $       .24   $       .16   $       .12   $       .12   $       .08   $       .05
$      5.19   $      4.33   $      3.45   $      2.64   $      2.04   $      2.07   $      1.13

    363,694       362,044       361,288       360,186       376,626       376,860       365,638
- -----------------------------------------------------------------------------------------------

$ 3,418,856   $ 2,871,878   $ 2,418,486   $ 2,145,506   $ 1,929,477   $ 1,726,544   $ 1,494,313
        13%           15%           15%           12%           13%           14%           14%
$ 1,057,417   $   861,637   $   680,707   $   563,601   $   617,007   $   581,595   $   419,706
        3.0           2.8           2.4           2.2           2.8           2.7           2.2
$   532,082   $   428,844   $   318,427   $   288,972   $   283,590   $   196,487   $   180,269
$   713,758   $   540,446   $   445,674   $   517,952   $   681,000   $   417,420   $   670,744
        38%           35%           36%           55%           93%           53%          166%

$ 1,876,792   $ 1,560,052   $ 1,240,454   $   946,207   $   729,171   $   781,542   $   404,075

        23%           28%           32%           29%           31%           38%           43%

         3%            3%            9%            8%            3%           18%           12%
- -----------------------------------------------------------------------------------------------

      4,194         3,760         3,344         3,497         3,115         2,682         2,353
 20,355,000    17,008,000    14,374,000    14,296,000    12,795,000    11,320,000    10,460,000
     83,800        72,500        63,000        56,700        50,200        43,200        33,600
- -----------------------------------------------------------------------------------------------

                                                            [PHOTO APPEARS HERE]

                                                            The Limited, Inc. 41

Management's Discussion and Analysis

Results of Operations

Net sales for the fourteen-week fourth quarter grew 9% to $2.771 billion from $2.539 billion for the thirteen-week fourth quarter a year ago. Net income (excluding gain on sale of subsidiary stock) was $180 million, compared to $257 million last year, and earnings per share (excluding gain on sale of subsidiary stock) were $0.50 versus $0.72 in 1994. In addition, the Company recorded a gain on sale of subsidiary stock of $36.0 million, or $0.10 per share, resulting from the exercise of the underwriters' over-allotment options with respect to an additional 2.7 million shares of Intimate Brands, Inc. ("IBI") (over the original 40 million shares issued in the third quarter).

   Net sales for the 53-week fiscal year ended February 3, 1996 increased 8% to $7.881 billion, an increase of $560 million from sales of $7.321 billion for the 52-week fiscal year ended January 28, 1995. Net income (excluding gain on sale of subsidiary stock) was $312 million compared to $448 million a year ago. Earnings per share (excluding gain on sale of subsidiary stock) were $0.87 compared to $1.25 last year. The Company also recorded a gain of $649.5 million, or $1.81 per share, resulting from the successful initial public offering of a 16.9% interest in IBI during the Fall season of 1995.

   Divisional highlights include the following:

 . Although the performance of the women's businesses was disappointing, significant progress was made at Limited Stores in 1995. The division finished the year with a profitable fourth quarter which reflected positive comparable store sales.

 . Bath & Body Works nearly doubled operating income while adding 180 new stores establishing itself as a leading national brand in personal care products.

 . Abercrombie & Fitch Co. realized an 80% increase in operating income while opening 33 stores in 1995.

   For further information about the Company's divisions, including sales and operating income, see pages 22-25, 28-31 and 34-37 of this Annual Report.




[PHOTO APPEARS HERE]






42  The Limited, Inc.

Financial Summary

The following summarized financial data, compares 1995 to the comparable periods for 1994 and 1993:

- --------------------------------------------------------------------------------

                                                                    % Change
                                                                ----------------
                                       1995     1994     1993   1995-94 1994-93
- --------------------------------------------------------------------------------
Net Sales (millions):
Express                              $1,445   $1,387   $1,421       4%    (2%)
Lerner New York                       1,005    1,019    1,141      (1%)  (11%)
Lane Bryant                             903      959      928      (6%)    3%
Limited Stores                          850      869    1,084      (2%)  (20%)
Henri Bendel                             91       84       91       8%    (8%)
                                 -----------------------------------------------
   Total Women's Businesses          $4,294   $4,318   $4,665      (1%)   (7%)
                                 -----------------------------------------------
Structure                               576      555      450       4%    23%
Abercrombie & Fitch Co.                 235      166      111      42%    50%
The Limited Too                         214      174      146      23%    19%
Galyan's Trading Co. (since 7/2/95)      45        -        -        -      -
Other, Net                                -        -      242        -      -
                                 -----------------------------------------------
   Total Emerging Businesses         $1,070   $  895   $  949      20%    (6%)
                                 -----------------------------------------------
Victoria's Secret Stores              1,286    1,181      991       9%    19%
Victoria's Secret Catalogue             661      569      436      16%    31%
Bath & Body Works                       475      260      112      83%   132%
Cacique                                  80       92       86     (13%)    7%
Other                                    15        6        6     150%      -
                                 -----------------------------------------------
   Total Intimate Brands, Inc.       $2,517   $2,108   $1,631      19%    29%
                                 -----------------------------------------------
   Total Net Sales                   $7,881   $7,321   $7,245       8%     1%
- --------------------------------------------------------------------------------
Operating Income (millions):
Women's Businesses                   $   54   $  244   $   97     (78%)  152%
Emerging Businesses and Other           173      217      387     (20%)  (44%)
Intimate Brands, Inc.                   386      338      218      14%    55%
                                 -----------------------------------------------
   Total Operating Income            $  613   $  799   $  702     (23%)   14%
- --------------------------------------------------------------------------------
Increase (Decrease) in
  Comparable Store Sales:
Express                                 (2%)     (9%)      0%
Lerner New York                         (1%)    (10%)     (5%)
Lane Bryant                             (8%)      2%      (2%)
Limited Stores                          (4%)    (21%)    (14%)
Henri Bendel                             6%       4%      13%
                                 -----------------------------
   Total Women's Businesses             (3%)     (9%)     (5%)
                                 -----------------------------
Structure                               (9%)      5%      13%
Abercrombie & Fitch Co.                  5%      15%       6%
The Limited Too                         (4%)     13%      34%
                                 -----------------------------
   Total Emerging Businesses            (5%)      8%      17%
                                 -----------------------------
Victoria's Secret Stores                (1%)     12%       7%
Bath & Body Works                       21%      39%      44%
Cacique                                (20%)    (12%)      0%
                                 -----------------------------
   Total Intimate Brands, Inc.           1%      13%       9%
                                 -----------------------------
   Total Comparable Stores Sales
     (Decrease)                         (2%)     (3%)     (1%)
- --------------------------------------------------------------------------------
Retail Sales Increase Attributable
  to New and Remodeled Stores            9%       6%       8%
Retail Sales per Average
  Selling Square Foot                $  272   $  270   $  278       1%    (3%)
Retail Sales per Average Store
  (thousands)                        $1,419   $1,423   $1,452        -    (2%)
Average Store Size at End of Year
  (square feet)                       5,172    5,265    5,284      (2%)     -
Retail Selling Square Feet
  (thousands)                        27,403   25,627   24,426       7%     5%

Number of Stores:
Beginning of Year                     4,867    4,623    4,425
   Opened                               504      358      322
   Acquired                               6        -        -
   Closed                               (79)    (114)    (124)
                                 -----------------------------
End of Year                           5,298    4,867    4,623

- --------------------------------------------------------------------------------


                                                           The Limited, Inc.  43

Net Sales

Fourteen-week fourth quarter 1995 sales as compared to sales for the thirteen-week fourth quarter 1994 increased 9% to $2.771 billion due to a 9% increase in sales attributable to new and remodeled stores and a 4% increase due to the fifty-third week, offset by a 4% decrease in comparable store sales resulting from a very difficult Holiday and promotional retail environment. Fourth quarter 1994 sales as compared to 1993 increased 5% to $2.539 billion due to a 9% increase in sales attributable to new and remodeled stores, offset by a 4% decrease in comparable store sales.

   The 1995 retail sales increase is attributable to a 9% increase in sales due to the net addition of new and remodeled stores and a 1% increase due to the fifty-third week, which was partially offset by a 2% decline in comparable store sales. The Company added 504 new stores in 1995, acquired 6 stores via the purchase of Galyan's Trading Company, Inc., remodeled 284 stores and closed 79 stores for a net addition of 431 stores representing approximately 1.8 million square feet of new retail selling space. Average sales productivity increased slightly to $272 per square foot.

   In 1995, approximately $409 million, or 73%, of the sales increase came from the IBI businesses. These businesses added collectively 256 net new stores representing over 800,000 square feet and experienced a comparable store sales increase of 1%. Catalogue sales increased by $92 million, or 16%, due to a 25% increase in catalogue mailings. The balance of the sales increase came from the emerging businesses which include Structure, Abercrombie & Fitch Co. and The Limited Too, as sales from the women's businesses were essentially flat to 1994.

   The 1994 retail sales increase is attributable to the net addition of new and remodeled stores, which was partially offset by a 3% decline in comparable store sales. The Company added 358 new stores in 1994, remodeled 226 stores and closed 114 stores for a net addition of 244 stores including in excess of 1.2 million square feet of new retail selling space. Consistent with the comparable store sales decline, average sales productivity declined slightly to $270 per square foot.

   In 1994, the IBI businesses posted a $477 million sales increase over the prior year due to the net addition of 158 stores representing over 500,000 selling square feet, a 13% increase in comparable store sales and a 39% increase in catalogues mailed by Victoria's Secret Catalogue. Additionally, sales at the men's businesses were up 29% due to the net addition of 90 stores and comparable store sales increases. However, most of the increases were offset by the poor performance of the women's businesses, which experienced a 7% sales decline and the loss of sales revenue from the Brylane Catalogue division which was included in 1993 sales results through the date of sale, August 30, 1993.

Gross Income

Gross income decreased as a percentage of sales to 29.2% for the fourteen-week fourth quarter of 1995 from 32.8% for the thirteen-week fourth quarter in 1994. Merchandise margins, expressed as a percentage of sales, decreased
2.8%, due principally to higher markdowns in 1995, which were used to both clear slow moving inventories and to stimulate sales in a slow retail environment. Buying and occupancy costs rose .6% as a percentage of sales, primarily due to the lower sales productivity associated with the 5% decreases in comparable store sales at the women's businesses and a 10% comparable store sales decline in the men's and kids' businesses. In addition, higher catalogue costs due to significant price increases in paper and postage, along with increased mailings exacerbated the buying and occupancy increase.

   Gross income increased as a percentage of sales to 32.8% for the fourth quarter of 1994 from 29.1% for the same period in 1993. Merchandise margins, expressed as a percentage of sales, increased 4.4%, as the Company was less price promotional than a year earlier. However, the merchandise margin increase was partially offset by a .7% increase in buying and occupancy costs, expressed as a percentage of sales, primarily as a result of lower sales productivity associated with an 11% decrease in the women's businesses comparable store sales.

   The 53-week 1995 gross income rate of 26.5% fell 2.4% below the rate for the 52-week fiscal year in 1994. Merchandise margins, expressed as a percentage of sales, decreased 1.6%, due to higher 1995 markdowns utilized principally in the Fall season for the reasons previously mentioned above. Buying and occupancy costs also increased .7% as a percentage of sales, primarily due to the lower sales productivity associated with the 3% decrease in comparable store sales in the women's businesses and a 5% decline in comparable store sales in the men's and kids' businesses. Again, an increase in paper prices and postage along with increased mailings of catalogues also increased the buying and occupancy rate.

44 The Limited, Inc.

   The 1994 gross income rate of 28.9% increased 1.9% above the rate for 1993. Merchandise margins, expressed as a percentage of sales, increased 3.0%, due to the Company's less promotional pricing strategy. However, the merchandise margin increase was partially offset by increased buying and occupancy costs, which rose 1.2% as a percentage of sales, primarily due to the lower sales productivity associated with a 9% decrease in the women's businesses comparable store sales.

General, Administrative and Store Operating Expenses

General, administrative and store operating expenses, expressed as a percentage of sales, increased to 16.8% in the fourth quarter of 1995 from 15.4% in the same period of 1994, principally due to lower per store sales productivity.

   These costs, expressed as a percentage of sales, were 18.7%, 18.0% and 17.4% for fiscal years 1995, 1994 and 1993. The increases in 1995 and 1994 were due to the lower sales productivity at both existing stores and new and remodeled stores. Despite the increase in rates, the Company expects to continue providing a high level of customer service, and accordingly is not intending to reduce selling payroll at the store level.

   The Company anticipates that its general, administrative and store operating expense rate will increase throughout 1996 due to the sale of a 60% interest in the previously wholly-owned subsidiary World Financial Network National Bank, ("WFNNB"). Historically, finance charge income of WFNNB, net of expenses (excluding interest), was included as an element of general, administrative and store operating expenses.

Special and Nonrecurring Items

As described in Note 2 to the Consolidated Financial Statements, in the fourth quarter of 1995 the Company completed the sale of a 60% interest in its wholly-owned credit card bank, WFNNB, to the New York investment firm of Welsh, Carson, Anderson & Stowe ("WCAS"). The new joint venture, which is 40% owned by the Company, will focus on providing private-label and bank card transaction processing and database management services to the Company's private-label credit card operations and other retailers. WCAS purchased its interest for $135 million and also made a $30 million capital contribution to the new venture. The Company recognized a $73.2 million pre-tax gain from the sale of WFNNB.

   In addition, WFNNB's outstanding debt to the Company of approximately $1.2 billion was repaid in January 1996 from the proceeds realized from the securitization of WFNNB's credit card receivables.

   Along with the 60% sale of WFNNB, the Company recognized a special and nonrecurring charge during the fourth quarter of 1995 of approximately $71.9 million. Of this amount, approximately $45.6 million was to provide $25.8 million for the closing of 26 stores and $19.8 million for the downsizing of 33 stores, primarily Limited Stores and Lerner. These stores have been identified based on the profit performance of the store and assessment of the quality of real estate. The provision includes the net present value of rent payments through the date of closing, lease termination payments and approximately $15 million representing the net book value of fixed assets. The remaining charge of approximately $26.3 million represented the write-down to market or net realizable value of certain assets, including joint venture and other investments and receivables arising from nonoperating activities. The net pre-tax gain from these special and nonrecurring items was $1.3 million.

   During 1993, the Company also completed the sale of a 60% interest in its Brylane division for $285 million in cash. This transaction was part of a program aimed at accelerating the growth of the retail businesses, which included the acceleration of the store remodeling, downsizing and closing program at Limited Stores and Lerner divisions and the refocusing of the merchandising strategy at the Henri Bendel division. The net pre-tax gain from these special and nonrecurring items was $2.6 million.

   The Company also announced a program to repurchase up to $500 million of the Company's common stock over time as market conditions warrant. As of the end of fiscal year 1995, the Company had repurchased 9.3 million shares at a cost of $159.9 million.

Operating Income

Operating income, as a percentage of sales, was 7.8%, 10.9% and 9.6% for fiscal years 1995, 1994 and 1993. The decrease in operating income in 1995 was due to lower merchandise margins resulting from higher markdowns and the inability to leverage both buying and occupancy costs and higher general, administrative and store operating expenses due to lower sales productivity. The increase in operating income in 1994 was primarily due to higher merchandise margins, partially offset by higher buying and occupancy costs and higher general, administrative and store operating expenses.

                                                        The Limited, Inc.  45

Interest Expense

- --------------------------------------------------------------------------------

                                     Fourth Quarter             Year
                                 -------------------- --------------------------
                                      1995     1994    1995     1994     1993
Average Daily Borrowings
  (millions)                         $812.9   $996.7   $887.7   $725.0   $822.5

Average Effective
  Interest Rate                       8.99%    7.84%    8.73%    8.33%    7.76%

- --------------------------------------------------------------------------------

Interest expense decreased by $1.3 million in the fourth quarter and increased for all 1995 as compared to the comparable periods in 1994. The fourth quarter decrease was due to lower borrowing levels during the fourth quarter resulting from higher cash balances due to the IBI initial public offering and the WFNNB sale. For the year, higher borrowing levels resulted in increased interest costs of approximately $8.6 million as compared to 1994. Higher borrowing levels for 1995 were primarily the result of $250 million in short-term borrowings associated with IBI, which was repaid in October 1995 with the proceeds from the offering. In addition, higher interest rates increased costs approximately $2.3 million and $3.6 million during the fourth quarter and for all of 1995.

Gain on Sale of Subsidiary Stock

As discussed in Note 1 to the Consolidated Financial Statements, in 1995 the Company recognized a $649.5 million gain which resulted from the initial public offering of 16.9% (42.7 million shares) of the stock of IBI. IBI consists of Victoria's Secret Stores, Victoria's Secret Catalogue, Bath & Body Works, Cacique, Penhaligon's and Gryphon. The gain recorded by the Company was not subject to tax. Minority interest of $45.7 million at February 3, 1996 represents a 16.9% interest in the net equity of IBI.

Acquisition

Effective July 2, 1995, the Company acquired all of the outstanding common stock of Galyan's Trading Company, Inc. ("Galyan's") for $18 million in cash and stock. Galyan's is a full-line sporting goods retailer operating six stores. The Company's financial statements for fiscal year 1995 include the results of operations of Galyan's since the acquisition date.

Financial Condition

The Company's balance sheet at February 3, 1996 provides continuing evidence of financial strength and flexibility. The Company's long-term debt-to-equity ratio declined to only 20.3% at the end of 1995, the current ratio reached a record
3.9 and net working capital was in excess of $2 billion, primarily due to proceeds received from the initial public offering of IBI and the sale of WFNNB. In March 1996, the Company utilized $1.615 billion of these proceeds in a self-tender offer to repurchase 85 million shares of its common stock at $19.00 per share and set aside $351.6 million of restricted cash to satisfy obligations under the terms of the Contingent Stock Redemption Agreement with its largest shareholder, who did not participate in the self-tender. After adjusting the aforementioned financial ratios for the impact of the self-tender, the Company's debt-to-equity ratio, current ratio and working capital would have been 41%,
1.7 and $468 million. A more detailed discussion of liquidity, capital resources and capital requirements follows:

Liquidity and Capital Resources

Cash provided from operating activities, commercial paper backed by funds available under committed long-term credit agreements, and the Company's capital structure continue to provide the resources to support operations, including projected growth, seasonal requirements and capital expenditures. A summary of the Company's working capital position and capitalization follows (Thousands):

- --------------------------------------------------------------------------------

                                  Adjusted
                                      1995         1995         1994        1993
- --------------------------------------------------------------------------------
Cash Provided by
   Operating Activities         $  356,732   $  356,732   $  361,078  $  448,139

Working Capital                 $  468,457   $2,083,457   $1,725,416  $1,490,840

Capitalization:
   Long-Term Debt               $  650,000   $  650,000   $  650,000  $  650,000

   Deferred Income Taxes           250,857      250,857      306,139     275,101

   Shareholders' Equity          1,586,041    3,201,041    2,760,956   2,441,293
- --------------------------------------------------------------------------------
Total Capitalization            $2,486,898   $4,101,898   $3,717,095  $3,366,394

Additional Amounts
   Available Under Long-Term
   Credit Agreements            $1,000,000   $1,000,000   $  840,000  $  840,000

- --------------------------------------------------------------------------------


46  The Limited, Inc.

   The Company considers the following to be several measures of liquidity and capital resources:

- --------------------------------------------------------------------------------

                                   Adjusted
                                       1995       1995       1994        1993
- --------------------------------------------------------------------------------
Debt-to-Equity Ratio
  (Long-Term Debt Divided
  by Shareholders' Equity)              41%        20%      24%           27%

Debt-to-Capitalization Ratio
  (Long-Term Debt Divided by
  Total Capitalization)                 26%        16%      17%           19%

Interest Coverage Ratio
  (Income [Excluding the Gain
  on Sale of Subsidiary Stock]
  Before Interest Expense,
  Depreciation, Amortization
  and Income Taxes Divided
  by Interest Expense)                  12x        12x      16x           15x

Cash Flow to Capital Investment
  (Net Cash Provided by
  Operating Activities Divided
  by Capital Expenditures)              95%        95%     113%          151%

- --------------------------------------------------------------------------------

Adjusted 1995 reflects the impact of the $1.615 billion repurchase of 85 million shares of common stock and their subsequent retirement.

   Net cash provided by operating activities totaled $356.7 million, $361.1 million and $448.1 million for 1995, 1994 and 1993 and continued to serve as the company's primary source of liquidity.

   Cash requirements for accounts receivable were greater in 1994 and 1993 due to a higher growth rate in the number of new proprietary credit card holders. Cash requirements for inventories were lower in 1995 due to higher markdowns taken in the Fall to clear slow moving inventory and end the year with cleaner, fresher inventories. A decrease in income taxes payable in 1995 was the result of lower income tax provisions and payments associated with the 1995 earnings decrease, an increase in current deferred tax assets and payments approximately $74 million toward IRS assessments.

   Investing activities included capital expenditures, primarily for new and remodeled stores and the acquisition of Galyan's. In addition, 1995 included the proceeds from the securitization of WFNNB's credit card receivables of 1.2 billion (see Note 2) and the transfer of $351.6 million to a restricted cash account (see Note 6).

   Financing activities include proceeds and the repayment of $250 million in short-term debt borrowed in connection with IBI and net proceeds of $788.6 million from the IBI offering and the sale of a 60% interest in WFNNB (see Notes 1 and 2). Financing activities also included the repurchase of $55.2 million of the Company's common stock, which represented 3.4 million shares. Cash dividends paid increased by $14.2 million to $.40 per share in 1995 versus $.36 per share in 1994.

   At February 3, 1996, the Company had available $1 billion under its long-term credit agreements. In addition, the Company has the ability to offer up to $250 million of additional debt securities and warrants to purchase debt securities under its shelf registration statement authorization.

Capital Expenditures

Capital expenditures amounted to $374.4 million, $319.7 million and $295.8 million for 1995, 1994 and 1993, respectively, of which $274.5 million, $201.2 million and $198.1 million was for new stores and remodeling and expanding existing stores. The Company spent $10.7 million in 1994 for a catalogue telemarketing center in Kettering, Ohio to expand Victoria's Secret Catalogue operations.

   The Company anticipates spending $350-$400 million for capital expenditures in 1996, of which $220-$260 million will be for new stores, the remodeling of existing stores and related improvements for the retail business. The Company expects that substantially all 1996 capital expenditures will be funded by net cash provided by operating activities.

   The Company intends to add approximately 1.3 million selling square feet in 1996, which will represent a 5% increase over year-end 1995. It is anticipated the increase will result from the net addition of approximately 380 new stores and the remodeling of approximately 200 stores. A summary of stores and selling square feet by division for 1994 and 1995 and goals for 1996 follows:


                                                            The Limited, Inc. 47

- ---------------------------------------------------------------------------------------------------
                                                                                Change from
                                                                          -------------------------
                              Goal-1996           1995           1994       1996-95        1995-94
- ---------------------------------------------------------------------------------------------------
Express
Stores                              764            737            716            27             21
Selling Sq. Ft.               4,803,000      4,588,000      4,357,000       215,000        231,000
- ---------------------------------------------------------------------------------------------------
Lerner New York
Stores                              806            835            846           (29)           (11)
Selling Sq. Ft.               6,117,000      6,393,000      6,580,000      (276,000)      (187,000)
- ---------------------------------------------------------------------------------------------------
Lane Bryant
Stores                              833            828            812             5             16
Selling Sq. Ft.               3,980,000      3,955,000      3,859,000        25,000         96,000
- ---------------------------------------------------------------------------------------------------
Limited Stores
Stores                              677            689            709           (12)           (20)
Selling Sq. Ft.               4,029,000      4,211,000      4,358,000      (182,000)      (147,000)
- ---------------------------------------------------------------------------------------------------
Henri Bendel
Stores                                6              4              4             2              0
Selling Sq. Ft.                 111,000         88,000         93,000        23,000         (5,000)
- ---------------------------------------------------------------------------------------------------
Structure
Stores                              551            518            466            33             52
Selling Sq. Ft.               2,160,000      1,993,000      1,755,000       167,000        238,000
- ---------------------------------------------------------------------------------------------------
Abercrombie & Fitch Co.
Stores                              125            100             67            25             33
Selling Sq. Ft.                 980,000        792,000        541,000       188,000        251,000
- ---------------------------------------------------------------------------------------------------
The Limited Too
Stores                              312            288            210            24             78
Selling Sq. Ft.                 983,000        903,000        665,000        80,000        238,000
- ---------------------------------------------------------------------------------------------------
Galyan's
Stores                                9              6             --             3              6
Selling Sq. Ft.                 490,000        250,000             --       240,000        250,000
- ---------------------------------------------------------------------------------------------------
Victoria's Secret Stores
Stores                              722            671            601            51             70
Selling Sq. Ft.               3,298,000      3,014,000      2,586,000       284,000        428,000
- ---------------------------------------------------------------------------------------------------
Bath & Body Works
Stores                              748            498            318           250            180
Selling Sq. Ft.               1,336,000        848,000        489,000       488,000        359,000
- ---------------------------------------------------------------------------------------------------
Cacique
Stores                              120            120            114             0              6
Selling Sq. Ft.                 369,000        366,000        342,000         3,000         24,000
- ---------------------------------------------------------------------------------------------------
Penhaligon's
Stores                                4              4              4             0              0
Selling Sq. Ft.                   2,000          2,000          2,000             0              0
- ---------------------------------------------------------------------------------------------------
Total Retail Divisions
Stores                            5,677          5,298          4,867           379            431
Selling Sq. Ft.              28,658,000     27,403,000     25,627,000     1,255,000      1,776,000
- ---------------------------------------------------------------------------------------------------

Impact of Inflation

The Company's results of operations and financial condition are presented based upon historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, the Company believes that the effects of inflation, if any, on the results of operations and financial condition have been minor.

Safe Harbor Statement Under the Private Securities Litigation
Reform Act of 1995

The Company cautions that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this Report, the Form 10-K or made by management of the Company involve risks and uncertainties, and are subject to change based on various important factors. The following factors, among others, in some cases have affected and in the future could affect the Company's financial performance and actual results and could cause actual results for 1996 and beyond to differ materially from those expressed or implied in any such forward-looking statements; changes in consumer spending patterns, consumer preferences and overall economic conditions, the impact of competition and pricing, changes in weather patterns, political stability, currency and exchange risks and changes in existing or potential duties, tariffs or quotas, postal rate increases and charges, paper and printing costs, availability of suitable store locations at appropriate terms, ability to develop new merchandise and ability to hire and train associates.

48 The Limited, Inc.

Consolidated Statements of Income
(Thousands except per share amounts)

- -------------------------------------------------------------------------------------------
                                              1995                1994                1993
- -------------------------------------------------------------------------------------------
Net Sales                              $ 7,881,437         $ 7,320,792         $ 7,245,088
Costs of Goods Sold,
  Occupancy and Buying Costs            (5,793,905)         (5,206,429)         (5,286,253)
- -------------------------------------------------------------------------------------------
Gross Income                             2,087,532           2,114,363           1,958,835
General Administrative
  and Store Operating Expenses          (1,475,497)         (1,315,374)         (1,259,896)
Special and Nonrecurring Items, Net          1,314                  --               2,617
- -------------------------------------------------------------------------------------------
Operating Income                           613,349             798,989             701,556
Interest Expense                           (77,537)            (65,381)            (63,865)
Other Income, Net                           21,606              10,735               7,308
Minority Interest                          (22,374)                 --                  --
Gain on Sale of Subsidiary Stock           649,467                  --                  --
- -------------------------------------------------------------------------------------------
Income Before Income Taxes               1,184,511             744,343             644,999
Provision for Income Taxes                 223,000             296,000             254,000
- -------------------------------------------------------------------------------------------
Net Income                             $   961,511         $   448,343         $   390,999
- -------------------------------------------------------------------------------------------
Net Income Per Share                   $      2.68         $      1.25         $      1.08
- -------------------------------------------------------------------------------------------

The accompanying Notes are an integral part of these Consolidated Financial Statements.


Net Sales
($ Millions)
CAGR 13%
(Compound Annual Growth Rate, last ten years)

                             [GRAPH APPEARS HERE]



Net Income
($ Millions)
CAGR 8%

                             [GRAPH APPEARS HERE]



                                                            The Limited, Inc. 49

Consolidated Statements of Shareholders' Equity
(Thousands)

- -------------------------------------------------------------------------------
                                                        Common Stock
                                            -----------------------------------
                                                  Shares                 Par
                                             Outstanding               Value
- -------------------------------------------------------------------------------
  Balance, January 30, 1993                     362,648              $189,727
- -------------------------------------------------------------------------------
  Net Income                                          _                     _
  Cash Dividends                                      _                     _
  Purchase of Treasury Stock                     (5,288)                    _
  Exercise of Stock Options and Other               441                     _
- -------------------------------------------------------------------------------
  Balance, January 29, 1994                     357,801              $189,727
- -------------------------------------------------------------------------------
  Net Income                                          _                     _
  Cash Dividends                                      _                     _
  Purchase of Treasury Stock                       (629)                    _
  Exercise of Stock Options and Other               432                     _
- -------------------------------------------------------------------------------
  Balance, January 28, 1995                     357,604              $189,727
- -------------------------------------------------------------------------------
  Net Income                                          _                     _
  Cash Dividends                                      _                     _
  Purchase of Treasury Stock                     (3,361)                    _
  Common Shares Subject to Contingent
    Stock Redemption Agreement                        _                (9,375)
  Stock Issued for Acquisition                      730                     _
  Exercise of Stock Options and Other               393                     _
- -------------------------------------------------------------------------------
  Balance, February 3, 1996                     355,366              $180,352
- -------------------------------------------------------------------------------

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Shareholders' Equity
($ Millions)
CAGR 23%

[GRAPH APPEARS HERE]

Net Income per Share
($)
CAGR 8%

[GRAPH APPEARS HERE]

50 The Limited, Inc.

- -------------------------------------------------------------------------------
                                                                  Total
    Paid-In         Retained        Treasury Stock,       Shareholders'
    Capital         Earnings                at Cost              Equity
- -------------------------------------------------------------------------------
   $127,776       $2,136,794             $(186,680)          $2,267,617
- -------------------------------------------------------------------------------
         --          390,999                    --              390,999
         --         (130,681)                   --             (130,681)
         --               --               (93,328)             (93,328)
      1,130               --                 5,556                6,686
- -------------------------------------------------------------------------------
   $128,906       $2,397,112             $(274,452)          $2,441,293
- -------------------------------------------------------------------------------
         --          448,343                    --              448,343
         --         (128,939)                   --             (128,939)
         --               --               (11,382)             (11,382)
      4,032               --                 7,609               11,641
- -------------------------------------------------------------------------------
   $132,938       $2,716,516             $(278,225)          $2,760,956
- -------------------------------------------------------------------------------
         --          961,511                    --              961,511
         --         (143,091)                   --             (143,091)
         --               --               (55,239)             (55,239)
     (7,639)        (334,586)                   --             (351,600)
      7,769               --                 8,231               16,000
      4,066               --                 8,438               12,504
- -------------------------------------------------------------------------------
   $137,134       $3,200,350             $(316,795)          $3,201,041
- -------------------------------------------------------------------------------

Working Capital
($ Millions)

                             [GRAPH APPEARS HERE]




                                                            The Limited, Inc. 51

Consolidated Balance Sheets
(Thousands)

- --------------------------------------------------------------------------------
Assets                                         Feb. 3, 1996       Jan. 28, 1995
- --------------------------------------------------------------------------------
Current Assets
Cash and Equivalents                             $1,645,731          $  242,780
Accounts Receivable                                  77,516           1,292,399
Inventories                                         958,953             870,440
Other                                               117,832             117,352
- --------------------------------------------------------------------------------
Total Current Assets                              2,800,032           2,522,971
- --------------------------------------------------------------------------------
Property and Equipment, Net                       1,741,456           1,692,145
- --------------------------------------------------------------------------------
Restricted Cash                                     351,600                  --
- --------------------------------------------------------------------------------
Other Assets                                        373,475             354,961
- --------------------------------------------------------------------------------
Total Assets                                     $5,266,563          $4,570,077
- --------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
- --------------------------------------------------------------------------------
Current Liabilities
Accounts Payable                                 $  280,659          $  275,303
Accrued Expenses                                    388,818             372,676
Certificates of Deposit                                  --              25,200
Income Taxes                                         47,098             124,376
- --------------------------------------------------------------------------------
Total Current Liabilities                           716,575             797,555
- --------------------------------------------------------------------------------
Long-Term Debt                                      650,000             650,000
- --------------------------------------------------------------------------------
Deferred Income Taxes                               250,857             306,139
- --------------------------------------------------------------------------------
Other Long-Term Liabilities                          50,791              55,427
- --------------------------------------------------------------------------------
Minority Interest                                    45,699                  --
- --------------------------------------------------------------------------------
Contingent Stock Redemption Agreement               351,600                  --
- --------------------------------------------------------------------------------
Shareholders' Equity
Common Stock                                        180,352             189,727
Paid-In Capital                                     137,134             132,938
Retained Earnings                                 3,200,350           2,716,516
- --------------------------------------------------------------------------------
                                                  3,517,836           3,039,181
Less: Treasury Stock, at Cost                      (316,795)           (278,225)
- --------------------------------------------------------------------------------
Total Shareholders' Equity                        3,201,041           2,760,956
- --------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity       $5,266,563          $4,570,077
- --------------------------------------------------------------------------------

The accompanying Notes are an integral part of these Consolidated Financial Statements.

[PHOTO APPEARS HERE]



52 The Limited, Inc.

Consolidated Statements of Cash Flows
(Thousands)

- ---------------------------------------------------------------------------------------------------
                                                       1995               1994                1993
- ---------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
Net Income                                       $  961,511          $ 448,343           $ 390,999
- ---------------------------------------------------------------------------------------------------
Impact of Other Operating Activities
on Cash Flows
Depreciation and Amortization                       285,889            267,888             271,353
Minority Interest, Net of Dividends Paid             17,250                 --                  --
Special and Nonrecurring Items, Net                  (1,314)                --              (2,617)
Gain on Sale of Subsidiary Stock                   (649,467)                --                  --
- ---------------------------------------------------------------------------------------------------
Change in Assets and Liabilities
Accounts Receivable                                (104,121)          (235,488)           (219,534)
Inventories                                         (70,813)          (136,740)             70,006
Accounts Payable and Accrued Expenses                50,883             49,724              14,943
Income Taxes                                        (77,278)            30,887              20,773
Other Assets and Liabilities                        (55,808)           (63,536)            (97,784)
- ---------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities           356,732            361,078             448,139
- ---------------------------------------------------------------------------------------------------
Investing Activities
Capital Expenditures                               (374,374)          (319,676)           (295,804)
Business Acquired                                   (18,000)                --                  --
Increase in Restricted Cash                        (351,600)                --                  --
Proceeds from Credit Card Securitization          1,212,630                 --                  --
Proceeds from Sale of Business                           --                 --             285,000
Tax Effect of Gain on Sale of Business                   --                 --             (64,750)
- ---------------------------------------------------------------------------------------------------
Net Cash Provided by (Used for)
  Investing Activities                              468,656           (319,676)            (75,554)
- ---------------------------------------------------------------------------------------------------
Financing Activities
Net Proceeds (Repayments) of
  Commercial Paper Borrowings
  and Certificates of Deposit                       (25,200)             9,500             (25,939)
Proceeds from Short-Term Borrowings                 250,000                 --                  --
Repayment of Short-Term Borrowings                 (250,000)                --                  --
Net Proceeds from Issuance and
  Sale of Subsidiaries' Stock                       788,589                 --                  --
Repayments of Long-Term Debt                             --                 --            (100,000)
Proceeds from Issuance of Unsecured Notes                --                 --             250,000
Dividends Paid                                     (143,091)          (128,939)           (130,681)
Purchase of Treasury Stock                          (55,239)           (11,382)            (93,328)
Stock Options and Other                              12,504             11,641               6,686
- ---------------------------------------------------------------------------------------------------
Net Cash Provided by (Used for)
Financing Activities                                577,563           (119,180)            (93,262)
- ---------------------------------------------------------------------------------------------------
Net Increase (Decrease) in
Cash and Equivalents                              1,402,951            (77,778)            279,323
Cash and Equivalents, Beginning of Year             242,780            320,558              41,235
- ---------------------------------------------------------------------------------------------------
Cash and Equivalents, End of Year                $1,645,731          $ 242,780           $ 320,558
- ---------------------------------------------------------------------------------------------------

The accompanying Notes are an integral part of these Consolidated Financial Statements.


                                                            The Limited, Inc. 53

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Principles of Consolidation
- --------------------------------------------------------------------------------
The consolidated financial statements include the accounts of The Limited, Inc. (the "Company") and all significant subsidiaries which are more than 50% owned and controlled. All significant intercompany balances and transactions have been eliminated in consolidation.

   Investments in other entities (including joint ventures) which are more than 20% owned are accounted for on the equity method.

Fiscal Year
- --------------------------------------------------------------------------------
The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years are designated in the financial statements and notes by the calendar year in which the fiscal year commences. The results for fiscal year 1995 represent the 53-week period ended February 3, 1996 and results for fiscal years 1994 and 1993 represent the 52-week periods ended January 28, 1995 and January 29, 1994.

Cash and Equivalents
- --------------------------------------------------------------------------------
Cash and equivalents include amounts on deposit with financial institutions and money market investments with maturities of less than 90 days.

Inventories
- --------------------------------------------------------------------------------
Inventories are principally valued at the lower of average cost or market, on a first-in first-out basis, utilizing the retail method.

Property and Equipment
- --------------------------------------------------------------------------------
Depreciation and amortization of property and equipment are computed for financial reporting purposes on a straight-line basis, using service lives ranging principally from 10-30 year for buildings and improvements and 3-10 years for other property and equipment. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts with any resulting gain or loss included in net income. Maintenance and repairs are charge to expenses as incurred. Major levels and betterments which extend service lives are capitalized.

Goodwill Amortization
- --------------------------------------------------------------------------------
Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired companies and is amortized on a straight-line basis principally over 30 years.

Catalogue Costs and Advertising
- --------------------------------------------------------------------------------
Catalogue costs, primarily consisting of catalogue production and mailing costs, are amortized over the expected future revenue stream, which is principally from three to six months from the date catalogues are mailed. All other advertising costs are expensed at the time the promotion first appears in media or in the store. Catalogue and advertising costs amounted to $237 million, $179 million and $131 million in 1995, 1994 and 1993.

Interest Rate Swap Agreements
- --------------------------------------------------------------------------------
The difference between the amount of interest to be paid and the amount of interest to be received under interest rate swap agreements due to changing interest rates is charged or credited to interest expense over the life of the swap agreement. Gains and losses from the disposition of swap agreements are deferred and amortized over the term of the related agreements.

Income Taxes
- --------------------------------------------------------------------------------
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") 109. "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect in the years in which those temporary differences are expected to reverse. Under SFAS 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Shareholders' Equity
- --------------------------------------------------------------------------------
Five hundred million shares of $.50 par value common stock are authorized, of which 355.4 million and 357.6 million were outstanding, net of 24.1 million shares and 21.8 million shares held in treasury at February 3, 1996 and January 28, 1995.


54 The Limited, Inc.

Ten million shares of $1.00 per value preferred stock are authorized, none of which have been issued.

   On March 18, 1996, the Company completed the repurchase of 85 million shares of its common stock under a self-tender offer at $19.00 per share. Approximately $1.615 billion was paid in exchange for the outstanding shares which was funded by proceeds from a series of transactions that included 1) the initial public offering of a 16.9% interest in Intimate Brands, Inc. ("IBI"), 2) the securitization of World Financial Network National Bank ("WFNNB") credit card receivables and 3) the sale of a 60% equity interest in WFNNB.

Net Income Per Share
- --------------------------------------------------------------------------------
Net income per share is computed based upon the weighted average number of outstanding common shares, including the effect of stock options. There were
358.4 million, 358.6 million and 363.2 million weighted average outstanding shares for 1995, 1994 and 1993.

Issuance of Subsidiary Stock
- --------------------------------------------------------------------------------
Gains or losses resulting from stock issued by a subsidiary of the Company are recognized in current year's income. In 1995, the Company recognized a $649.5 million gain which resulted from the initial public offering of a 16.9% interest (42.7 million shares) in the outstanding shares of IBI. IBI consists of the Victoria's Secret Stores, Victoria's Secret Catalogue, Bath & Body Works,
Cacique, Penhaligon's and Gryphon businesses. The gain recorded by the Company was not subject to tax.

   Minority interest of $45.7 million at February 3, 1996 represents a 16.9% interest in the net equity of IBI. A more detailed discussion of this matter is included under the heading "Gain on Sale of Subsidiary Stock" in Management's Discussion and Analysis on page 46 of this Annual Report.

Adoption of New Accounting Standards
- --------------------------------------------------------------------------------
During March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of ." The Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that full recoverability is questionable. Management evaluates the recoverability of goodwill and other long-lived assets and several factors are used in the valuation including, but not limited to, management's plans for future operations, recent operating results and projected cash flows. The Company adopted SFAS No. 121 in the first quarter of 1995, the adoption of which did not have a material adverse effect on the results of operations or financial condition.

   In October 1995, the Financial Accounting Standard Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." The Company will adopt the new disclosure requirements beginning with fiscal year 1996.

Use of Estimates in the Preparation of Financial Statements
- --------------------------------------------------------------------------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Since actual results may differ from those estimates, the Company revises its estimates and assumptions as new information becomes available.

2. Special and Nonrecurring Items

In the fourth quarter of 1995, the Company completed the sale of a 60% interest in its wholly-owned credit card bank, WFNNB, to the New York investment firm of Welsh, Carson, Anderson & Stowe ("WCAS"). The transaction resulted in the formation of a joint venture which will focus on providing private-label and bank card transaction processing and database management services to retailers. Including the Company's private-label credit card operations. WCAS purchased its interest from the Company for $135 million and also made a $30 million capital contribution to the new venture. As a result of these transactions, the Company recognized a $73.2 million pre-tax gain from the sale of WFNNB.

   During the fourth quarter of 1995, the Company elected to use $45.6 million of the proceeds to provide for the accelerated closing and downsizing of stores in 1996, primarily at Limited Stores and Lerner divisions, and provided approximately $26.3 million for the write-down to net realizable value of certain assets, including joint venture and other investments and receivables arising from non-operating activities. The sale of a 60% equity interest in WFNNB, together with the aforementioned real estate charges and the revaluation of certain assets resulted in a special and nonrecurring net pre-tax gain of $1.3 million.


                                                            The Limited, Inc. 55

  The total assets, net assets and net income of WFNNB in 1995 and 1994 were $201 million and $1,255 million, $141 million and $96 million, and $29 million and $34 million, respectively.

   During the third quarter of 1993, the Company approved a plan which included the following components: the sale of a 60% interest in the Brylane mail order business; the acceleration of the store remodeling, downsizing and closing program at Limited Stores and Lerner divisions; and the refocusing of the merchandise strategy at the Henri Bendel division. The net pre-tax gain from these special and nonrecurring items was $2.6 million. The Company completed this program in 1995.

   A further discussion of these matters is included under the heading "Special and Nonrecurring Items" in Management's Discussion and Analysis on page 45 of this Annual Report.

3. Accounts Receivable
Accounts receivable consisted of (Thousands):

- --------------------------------------------------------------------------------
                                                     1995              1994
- --------------------------------------------------------------------------------
Deferred Payment Accounts                              --        $1,250,636
Trade and Other                                   $77,516            86,709
Allowance for Uncollectible Accounts                   --           (44,946)
                                                  ------------------------------
                                                  $77,516        $1,292,399
- --------------------------------------------------------------------------------

As discussed in Note 2, the Company completed the sale of a 60% interest in WFNNB in the fourth quarter of 1995. In addition, WFNNB's outstanding debt to the Company of approximately $1.2 billion was repaid from the proceeds realized from the securitization of WFNNB's credit card receivables.

   As a result of the sale of WFNNB and the securitization of the credit card receivables, a substantial portion of the deferred payment accounts were transferred to a special purpose entity which facilitated the asset securitization, and any remaining deferred payment accounts, net of an allowance for uncollectible accounts, were held by the WFNNB joint venture.

   Finance charge revenue on the deferred payment accounts amounted to $235.6 million, $233.9 million and $174.5 million in 1995, 1994 and 1993, and the provision for uncollectible accounts amounted to $91.4 million, $72.7 million and $50.8 million in 1995, 1994 and 1993. These amounts are classified as components of the cost to administer the deferred payment program and are included in general, administrative and store operating expenses.

4. Property and Equipment
Property and equipment, at cost, consisted of (Thousands):

- --------------------------------------------------------------------------------
                                                        1995           1994
- --------------------------------------------------------------------------------
Land, Buildings and Improvements                  $  535,061     $  510,563
Furniture, Fixtures and Equipment                  1,794,612      1,714,587
Leaseholds and Improvements                          609,253        515,226
Construction in Progress                              79,831         58,039
                                                  ------------------------------
                                                   3,018,757      2,798,415
Less: Accumulated Depreciation and Amortization    1,277,301      1,106,270
                                                  ------------------------------
Property and Equipment, Net                       $1,741,456     $1,692,145
- --------------------------------------------------------------------------------

5. Leased Facilities and Commitments
Annual store rent is comprised of a fixed minimum amount, plus contingent rent based upon a percentage of sales exceeding a stipulated amount. Store lease terms generally require additional payments covering taxes, common area costs and certain other expenses.

   A summary of rent expenses for 1995, 1994 and 1993 follows (Thousands):

- --------------------------------------------------------------------------------
                                 1995           1994           1993
- --------------------------------------------------------------------------------
Store rent:
  Fixed Minimum              $643,200       $586,437       $540,381
  Contingent                   18,812         17,522         19,727
                             --------------------------------------
Total Store Rent              662,012        603,959        560,108
Equipment and Other            26,101         27,710         31,897
                             --------------------------------------
Total Rent Expense            $688,113       $631,669       $592,005
- --------------------------------------------------------------------------------

56 The Limited, Inc.

At February 3, 1996 the Company was committed to noncancelable leases with remaining terms of one to forty years. A substantial portion of these commitments are store leases with initial terms rangings from ten to twenty years, with options to renew at varying terms. Accrued rent expense was $102.2 million and $116.5 million at February 3, 1996 and January 28, 1995.

   A summary of minimum rent commitments under noncancelable leases follows (Thousands):

- --------------------------------------------------------------------------------
1996                                                                  $  659,259
1997                                                                     642,450
1998                                                                     620,372
1999                                                                     596,387
2000                                                                     578,913
Thereafter                                                            $2,878,037
- --------------------------------------------------------------------------------

6. Restricted Cash

At February 3, 1996, Special Funding, Inc., a wholly-owned subsidiary of the Company, had $351.6 million of restricted cash invested in short-term, highly liquid securities. This amount is classified as a non-current asset, since it has been reserved for use in the event that The Wexner Children's Trust, established by Leslie H. Wexner, the Company's principal shareholder, exercises its opportunity to require the Company to redeem, or the Company exercises its opportunity to redeem from the Trust, shares of The Limited, Inc. common stock in accordance with the terms of the Contingent Stock Redemption Agreement. Interest earnings on the segregated cash will accrue to the Company. (See Note 9.)

7. Long-Term Debt

Unsecured long-term debt consisted of (Thousands):

- --------------------------------------------------------------------------------
                                                1995           1994
- --------------------------------------------------------------------------------
7 1/2% Debentures Due March 2023            $250,000       $250,000
7 4/5% Debentures Due May 2002               150,000        150,000
9 1/8% Notes Due February 2001               150,000        150,000
8 7/8% Notes Due August 1999                 100,000        100,000
                                            --------       --------
                                            $650,000       $650,000
- --------------------------------------------------------------------------------

Effective December 15, 1995, (the "Effective Date"), the Company replaced two revolving credit agreements totaling $840 million with a $1 billion unsecured credit agreement (the "Agreement"). Borrowings outstanding under the Agreement are due December 14, 2000. However, the revolving term of the Agreement may be extended an additional two years upon notification by the Company on the second and fourth anniversaries of the Effective Date, subject to the approval of the lending banks. The Agreement has several borrowing options, including interest rates which are based on either the lender's "Base Rate," as defined, LIBOR, CD based options or at a rate submitted under a bidding process. Facilities fees payable under the Agreement are based on the Company's long-term credit ratings, and currently approximate 1/8% of the committed amount per annum. The Agreement contains covenants relating to the Company's working capital, debt and net worth. No amounts were outstanding under the Agreement at February 3, 1996.

   The Agreement supports the Company's commercial paper program which is used from time to time to fund working capital and other general corporate requirements. No commercial paper was outstanding at February 3, 1996.

                             [PHOTO APPEARS HERE]


                                                            The Limited, Inc. 57

   Up to $250 million of debt securities and warrants to purchase debt securities may be issued under the Company's shelf registration statement.

   The Company periodically enters into interest rate swap agreements with the intent to manage interest rate exposure. At February 3, 1996, the Company had two interest rate swap positions outstanding, each having a $100 million notional principal amount. One contract effectively changed the Company's interest rate exposure on $100 million of variable rate debt to a fixed rate of 8.09% through July 2000. The remaining contract, which expired in February 1996, effectively changed the interest rate on $100 million of fixed rate debt to a variable rate.

   Long-term debt maturities within the next five years consist of $100 million which matures in 1999 and $150 million which matures in 2000. Interest paid approximated $88.4 million, $64.7 million and $57.4 million in 1995, 1994 and 1993.

8. Income Taxes

The provision for income taxes consisted of (Thousands):

- --------------------------------------------------------------------------------
                                 1995           1994           1993
- --------------------------------------------------------------------------------
Currently Payable:
  Federal                    $190,900       $231,000       $249,400
  State                        24,700         32,000         35,100
  Foreign                       4,500          4,100          6,400
                             ---------------------------------------
                              220,100        267,100        290,900
- --------------------------------------------------------------------------------
Deferred:
  Federal                      (9,400)        12,900        (41,800)
  State                        12,300         16,000          4,900
                             ---------------------------------------
                                2,900         28,900        (36,900)
                             ---------------------------------------
Total Provision              $223,000       $296,000       $254,000
- --------------------------------------------------------------------------------

The foreign component of pre-tax income, arising principally from overseas sourcing operations, was $60.8 million, $40.9 million and $54.8 million in 1995, 1994 and 1993.

   A reconciliation between the statutory Federal income tax rate and the effective income tax rate on pre-tax earnings excluding the non-taxable gain from sale of subsidiary stock follows:

- --------------------------------------------------------------------------------
                                  1995      1994      1993
- --------------------------------------------------------------------------------
Federal Income Tax Rate           35.0%     35.0%     35.0%
Minority Interest                  1.5        --        --
State Income Tax, Net of
  Federal Income Tax Effect        4.5       4.2       4.0
Other Items, Net                    .7        .6        .4
                                  ----------------------------------------------
                                  41.7%     39.8%     39.4%
- --------------------------------------------------------------------------------

Income taxes payable included net current deferred tax assets of $109.5 million and $44.5 million at February 3, 1996 and January 28, 1995. The effect of temporary differences which give rise to deferred income tax balances was as follows (Thousands):

- ------------------------------------------------------------------------------------------------------------------
                                               1995                                         1994
                             -----------------------------------------    ----------------------------------------
                              Assets        Liabilities        Total       Assets        Liabilities        Total
- ------------------------------------------------------------------------------------------------------------------
Excess of Tax Over
  Book Depreciation               --        $ (39,190)     $ (39,190)          --        $(156,208)     $(156,208)
Undistributed Earnings
  of Foreign Affiliate            --         (125,511)      (125,511)          --         (109,350)      (109,350)
Investment in Affiliate           --          (37,115)       (37,115)          --          (28,056)       (28,056)
State Income TAxes           $22,875               --         22,875      $12,595               --         12,595
Bad Debt Reserve                  --               --             --       18,678               --         18,678
Special and
  Nonrecurring Items          28,919               --         28,919       18,912               --         18,912
Other                         28,571          (19,876)         8,695       30,170          (48,385)       (18,215)
                             -------------------------------------------------------------------------------------
Total Deferred
  Income Taxes               $80,365        $(221,692)     $(141,327)     $80,355        $(341,999)     $(261,644)
- ------------------------------------------------------------------------------------------------------------------

Income tax payments approximated $306.1 million, $320.9 million and $291.3 million for 1995, 1994 and 1993.

58 The Limited, Inc.

   The Internal Revenue Service has assessed the Company for additional taxes and interest for years 1989-1992. The assessment was based primarily on the treatment of transactions involving the Company's foreign operations and construction allowances. Although a $65 million deposit has been made to mitigate further interest being assessed, the Company strongly disagrees with the assessment and is vigorously contesting the matter. Management believes resolution of this matter will not have a material adverse effect on the Company's results of operations or financial condition.

9. Contingent Stock Redemption Agreement

In connection with the reconfiguration of the business, the Company purchased form shareholders via a self-tender offer, 85 million shares of The Limited Inc. stock for approximately $1.615 billion on March 18, 1996. Leslie H. Wexner, Chairman and CEO of the Company, as well as the Company's founder and principal shareholder, did not participate in the self-tender. However, the Company has entered into an agreement which provides The Wexner Children's Trust the opportunity, commencing on February 1, 1998, and for a period of three years there-after (the exercise period), to require the Company to redeem up to 18.75 million shares for a price per share equal to $18.75 (a price equal to the price per share paid in the self-tender less $.25 per share). Under certain circumstances, lenders to the Trust, if any, may exercise this opportunity, beginning February 1, 1997. The Company received the opportunity to redeem an equivalent number of shares from the Trust at $25.07 per share for a period beginning on August 1, 2001 and for six months thereafter. As a result of these events, the Company has transferred $351.6 million to temporary equity identified as Contingent Stock Redemption Agreement in the Consolidated Balance Sheet as of February 3, 1996. In addition, approximately $351.6 million has been designated as restricted cash to consummate either of the above rights. (See
Note 6.) The terms of this agreement were approved by the Company's Board of Directors.

10. Stock Options and Restricted Stock

Stock options are granted to officers and key employees based upon fair market value at the date of grant. In 1995, the Company established a stock option plan for officers and key associates of IBI. In connection with the IBI initial public offering, associates of IBI were permitted to exchange on a fair value basis 1995 The Limited, Inc. stock options for stock options granted by IBI. Cancellations during 1995 include 347,500 shares granted to IBI associates which were exchanged for options of IBI common stock. A summary of option activity for 1993, 1994 and 1995 follows:

- -------------------------------------------------------------------------------
                                            Number of          Weighted Average
                                               Shares    Option Price Per Share
- -------------------------------------------------------------------------------
Outstanding Options, January 30, 1993       5,514,000                    $18.57
Activity During 1993: Granted               2,457,000                     21.74
                      Exercised              (431,000)                    12.22
                      Canceled               (357,000)                    22.32
- -------------------------------------------------------------------------------
Outstanding Options, January 29, 1994       7,183,000                    $19.87
Activity During 1994: Granted               2,122,000                     17.19
                      Exercised              (393,000)                    11.44
                      Canceled               (498,000)                    21.49
- -------------------------------------------------------------------------------
Outstanding Options, January 28, 1995       8,414,000                    $19.56
Activity During 1995: Granted               2,196,000                     17.81
                      Exercised              (280,000)                    12.43
                      Cancelled            (1,188,000)                    19.90
- -------------------------------------------------------------------------------
Outstanding Options, February 3, 1996       9,142,000                    $19.32
- -------------------------------------------------------------------------------

The Company had approximately .9 million shares available for grant for The Limited, Inc. stock options at February 3, 1996 as compared to 2.2 million shares available at January 28, 1995 and 5.3 million shares available at January 29, 1994. Approximately 9.1 million shares of the Company's common stock were reserved for outstanding options, of which 4.8 million were exercisable as of February 3, 1996.

   In 1995 and 1994, approximately 569,000 and 848,000 restricted shares of the Company's common stock were granted to certain officers and key associates. The Market value of the shares at the date of grant amounted to $10.0 million in 1995 and $16.7 million in 1994 and is recorded within treasury stock in the


                                                            The Limited, Inc. 59
accompanying Consolidated Financial Statements. The market value is being amortized as compensation expense over the vesting period which ranges from four to ten years. Compensation expense of $9.1 million, $7.3 million and $1.3 million was recorded in 1995, 1994 and 1993. In 1995, 129,000 restricted shares which had been granted to IBI associates were canceled and exchanged, on a fair value basis, for IBI restricted stock.

11. Retirement Benefits

The Company sponsors a defined contribution retirement plan. Participation in this plan is available to all associates who have completed 1,000 or more hours of service with the Company during certain 12-month periods and attained the age of 21. Company contributions to this plan are based on a percentage of the associates' annual compensation. The cost of this plan was $30.5 million in 1995, $26.7 million in 1994 and $25.9 million in 1993.

12. Disclosures About Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Current assets, current liabilities and restricted cash
- --------------------------------------------------------------------------------

The carrying value of cash equivalents, restricted cash, short-term borrowings, accounts payable and accrued expenses approximates fair value because of their short maturity. The carrying amount of the credit card receivables approximates fair value due to the short maturity and because the average interest rate approximates current market origination rates.

Long-term debt
- --------------------------------------------------------------------------------

The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

Interest rate swap agreement
- --------------------------------------------------------------------------------

The fair value of interest rate swaps is the estimated amount that the Company would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the swap counterparties.

   The estimated fair values of the Company's financial instruments are as follows (Thousands):


- -------------------------------------------------------------------------------
                                         1995                   1994
                               --------------------     -----------------------
                               Carrying      Fair       Carrying        Fair
                                Amount       Value       Amount        Value
- -------------------------------------------------------------------------------
Long-Term Debt               $(650,000)  $(645,180)    $(650,000)  $(650,540)
Interest Rate Swaps          $    (793)  $ (10,194)    $    (886)  $  (5,970)
- -------------------------------------------------------------------------------

13. Quarterly Financial Data (Unaudited)

Summarized quarterly financial results for 1995 and 1994 follow (Thousands except per share amounts):


- -------------------------------------------------------------------------------
                                  First        Second       Third        Fourth
- -------------------------------------------------------------------------------
1995 Quarter
Net Sales                    $1,588,134    $1,718,643  $1,803,295    $2,771,365
Gross Income                    402,666       423,696     452,958       808,212
Net Income                       39,211        48,762     657,313       216,225
Net Income Per Share               0.11          0.14        1.83          0.60
Net Income Per Share
  (Excluding Gain on
  Sale of Subsidiary
  Stock)                     $     0.11    $     0.14        0.12          0.50
- -------------------------------------------------------------------------------
1994 Quarter
Net Sales                    $1,481,628    $1,585,392  $1,715,716    $2,538,596
Gross Income                    384,931       402,666     495,295       831,471
Net Income                       47,276        53,832      90,490       256,745
Net Income Per Share         $     0.13    $     0.15  $     0.25    $     0.72
- -------------------------------------------------------------------------------

60 The Limited, Inc.

Market Price and Dividend Information

- --------------------------------------------------------------------------------
                                                    Cash Dividend
                                   Market Price         Per Share
- --------------------------------------------------------------------------------
Fiscal Year 1995                High           Low
4th Quarter                  $19 1/2       $15 1/4           $.10
3rd Quarter                   21 1/2        17 7/8            .10
2nd Quarter                   22 7/8        20                .10
1st Quarter                  $23 1/4       $16 5/8           $.10
- --------------------------------------------------------------------------------
Fiscal Year 1994
4th Quarter                  $21 3/8       $16 7/8           $.09
3rd Quarter                   21 5/8        17 1/4            .09
2nd Quarter                   20            16 7/8            .09
1st Quarter                  $22 1/4       $16 3/4           $.09
- --------------------------------------------------------------------------------

The Company's common stock is traded on the New York Stock Exchange ("LTD") and the London Stock Exchange. On February 3, 1996, there were 74,895 shareholders of record. However, when including active associates who participate in the Company's stock purchase plan, associates who own shares through Company sponsored retirement plans and others holding shares in broker accounts under street name, the Company estimates the shareholder base at approximately 128,000.

Report of Independent Accountants

To the Board of Directors
and Shareholders of
The Limited, Inc.

We have audited the accompanying consolidated balance sheets of The Limited, Inc. and subsidiaries as of February 3, 1996 and January 28, 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three fiscal years in the period ended February 3, 1996 (appearing on pages 49 through 61). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Limited, Inc. and subsidiaries as of February 3, 1996 and January 28, 1995 and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended February 3, 1996 in conformity with generally accepted accounting principles.

Coopers & Lybrand L.L.P.
Columbus, Ohio
February 26, 1996, except for paragraph 11 in Note 1 and Note 9, as to which the date is March 18, 1996.


                                                            [PHOTO APPEARS HERE]



                                                            The Limited, Inc. 61