Form 10-K, Exhibit 13
period 1997-02-01
LIMITED INC
filed 1997-04-30
CIK 701985

                                    limited                        EXHIBIT 13
                                                                   ----------

                                 96 financials


FINANCIAL SUMMARY
--------------------------------------------------------------------------------
Thousands except per share amounts, ratios and store and associate data

SUMMARY OF                             1996    (a,b,c)1995            1994          (a)1993             1992         (b)1991
OPERATIONS                      --------------------------------------------------------------------------------------------
Net Sales                        $8,644,791     $7,881,437      $7,320,792       $7,245,088       $6,944,296      $6,149,218
Gross Income                     $2,496,579     $2,087,532      $2,114,363       $1,958,835       $1,990,740      $1,793,543
Operating Income                   $636,067       $613,349        $798,989         $701,556         $788,698        $712,700
Operating Income as a
Percentage of Sales                    7.4%           7.8%           10.9%             9.7%            11.4%           11.6%
Income Before Income Taxes         $675,208     $1,184,511        $744,343         $644,999         $745,497        $660,302
Net Income                         $434,208       $961,511        $448,343         $390,999         $455,497        $403,302
Net Income (Excluding Gain on
Sale of Subsidiary Stock)          $316,030       $312,044        $448,343         $390,999         $446,380        $403,302
Net Income as a Percentage
of Sales                            (d)3.7%        (d)4.0%            6.1%             5.4%          (d)6.4%            6.6%
----------------------------------------------------------------------------------------------------------------------------
PER SHARE RESULTS
Net Income                            $1.54          $2.68           $1.25            $1.08            $1.25           $1.11
Net Income (Excluding Gain on
Sale of Subsidiary Stock)             $1.12          $ .87           $1.25            $1.08            $1.23           $1.11
Dividends                             $ .40          $ .40           $ .36            $ .36            $ .28           $ .28
Book Value                            $7.09          $9.01           $7.72            $6.82            $6.25           $5.19
Weighted Average Shares
Outstanding                         282,053        358,371         358,601          363,234          363,738         363,594
----------------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL INFORMATION
Total Assets                     $4,120,002     $5,266,563      $4,570,077       $4,135,105       $3,846,450      $3,418,856
Return on Average Assets              (d)7%          (d)6%             10%              10%           (d)12%             13%
Working Capital                    $638,204     $2,018,960      $1,750,111       $1,513,181       $1,063,352      $1,084,205
Current Ratio                           1.7            3.5             3.2              3.1              2.5             3.1
Capital Expenditures               $409,260       $374,374        $319,676         $295,804         $429,545        $523,082
Long-Term Debt                     $650,000       $650,000        $650,000         $650,000         $541,639        $713,758
Debt-to-Equity Ratio                    34%            20%             24%              27%              24%             38%
Shareholders' Equity             $1,922,582     $3,201,041      $2,760,956       $2,441,293       $2,267,617      $1,876,792
Return on Average
Shareholders' Equity                 (d)16%         (d)10%             17%              17%           (d)22%             23%
Comparable Store Sales
Increase (Decrease)                      3%            (2%)            (3%)             (1%)              2%              3%
----------------------------------------------------------------------------------------------------------------------------
STORES AND ASSOCIATES AT
 END OF YEAR
Total Number of Stores Open           5,633          5,298           4,867            4,623            4,425           4,194
Selling Square Feet              28,405,000     27,403,000      25,627,000       24,426,000       22,863,000      20,355,000
Number of Associates                123,100        106,900         105,600           97,500          100,700          83,800
----------------------------------------------------------------------------------------------------------------------------

SUMMARY OF                          (b)1990       (a,c)1989         (b)1988            1987            1986
OPERATIONS                      ---------------------------------------------------------------------------
Net Sales                        $5,253,509      $4,647,916      $4,070,777      $3,527,941      $3,142,696
Gross Income                     $1,630,439      $1,446,635      $1,214,703        $992,775        $961,827
Operating Income                   $697,537        $625,254        $467,418        $408,872        $438,229
Operating Income as a
Percentage of Sales                   13.3%           13.5%           11.5%           11.6%           13.9%
Income Before Income Taxes         $653,438        $573,926        $396,136        $378,188        $394,780
Net Income                         $398,438        $346,926        $245,136        $235,188        $227,780
Net Income (Excluding Gain on
Sale of Subsidiary Stock)          $398,438        $346,926        $245,136        $235,188        $227,780
Net Income as a Percentage
of Sales                               7.6%            7.5%            6.0%            6.7%            7.2%
-----------------------------------------------------------------------------------------------------------
PER SHARE RESULTS
Net Income                            $1.10            $.96            $.68            $.62            $.60
Net Income (Excluding Gain on
Sale of Subsidiary Stock)             $1.10            $.96            $.68            $.62            $.60
Dividends                              $.24            $.16            $.12            $.12            $.08
Book Value                            $4.33           $3.45           $2.64           $2.04           $2.07
Weighted Average Shares
Outstanding                         362,044         361,288         360,186         376,626         376,860
-----------------------------------------------------------------------------------------------------------
OTHER FINANCIAL INFORMATION
Total Assets                     $2,871,878      $2,418,486      $2,145,506      $1,929,477      $1,726,544
Return on Average Assets                15%             15%             12%             13%             14%
Working Capital                    $884,004        $685,524        $567,639        $629,783        $586,827
Current Ratio                           2.8             2.4             2.2             2.9             2.7
Capital Expenditures               $428,844        $318,427        $288,972        $283,590        $196,487
Long-Term Debt                     $540,446        $445,674        $517,952        $681,000        $417,420
Debt-to-Equity Ratio                    35%             36%             55%             93%             53%
Shareholders' Equity             $1,560,052      $1,240,454        $946,207        $729,171        $781,542
Return on Average
Shareholders' Equity                    28%             32%             29%             31%             38%
Comparable Store Sales
Increase (Decrease)                      3%              9%              8%              3%             18%
----------------------------------------------------------------------------------------------------------
STORES AND ASSOCIATES AT
 END OF YEAR
Total Number of Stores Open           3,760           3,344           3,497           3,115           2,682
Selling Square Feet              17,008,000      14,374,000      14,296,000      12,795,000      11,320,000
Number of Associates                 72,500          63,000          56,700          50,200          43,200

--------------------------------------------------------------------------------
(a) Includes the results of companies disposed of up to the disposition date.

(b) Includes the results of companies acquired subsequent to the date of acquisition.

(c) Fifty-three-week fiscal year.

(d) Excludes the effect on net income of the gain on sale of subsidiary stock of $118,178 in 1996, $649,467 in 1995 and $9,117 in 1992.
--------------------------------------------------------------------------------

                                          the limited inc 1996 annual report  27
financials

MANAGEMENT'S DISCUSSION AND ANALYSIS

results of operations

Net sales for the thirteen-week fourth quarter of 1996 grew 7% to $2.966 billion from $2.771 billion for the fourteen-week fourth quarter a year ago. Net income was $213 million, and earnings per share increased 30% to $0.78 versus $0.60 on a pro-forma basis in 1995, excluding the 1995 gain on sale of subsidiary stock. In the fourth quarter of 1995, the Company recorded a gain on sale of subsidiary stock of $36.0 million, or $0.10 per share, resulting from the exercise of underwriters' over-allotment options on an additional 2.7 million shares over the original 40 million shares issued from the Intimate Brands, Inc. ("IBI") third quarter initial public offering.

   Net sales for the fifty-two-week fiscal year ended February 1, 1997 increased 10% to $8.645 billion from sales of $7.881 billion for the fifty-three-week fiscal year ended February 3, 1996. Net income (excluding gains on sales of subsidiary stock) was $316 million, or $1.12 per share, compared to pro-forma $0.88 per share last year, an increase of 27%. The Company also recorded gains of $118.2 million and $649.5 million, or $0.42 and $1.81 per share, resulting from the initial public offerings of a 15.8% interest in Abercrombie & Fitch Co. ("A&F") and a 16.9% interest in IBI during the Fall seasons of 1996 and 1995, respectively.

   Business highlights include the following:

  .IBI, led by strong performances at Bath & Body Works and Victoria's Secret
   Stores, demonstrated market leadership with an earnings per share increase of 24% over last year's pro-forma results, excluding a $12 million special and nonrecurring charge for the 1997 sale of Penhaligon's.

  .Lerner New York delivered a fivefold increase in operating income for the year, on a comparable store sales increase of 8%.

  .Merchandise improvements and expense controls contributed to operating income gains at Limited Stores and Lane Bryant.

  .A&F increased operating income by 93% for the year and 68% for the fourth quarter. Comparable store sales were up 13% for the year.

  .Limited Too experienced a significant improvement in operating income and an 8% comparable store sales gain. It was also a dramatic turnaround year for Structure, which produced significant bottom-line improvement with comparable store sales up 7%.

   The Company believes that the pro-forma financial information as displayed below provides a better comparison of financial results on a continuing basis. During the second half of 1995 and the first three quarters of 1996, the Company entered into a series of transactions: 1) the 1995 initial public offering of a 16.9% interest in IBI; 2) the fourth quarter 1995 sale of a 60% interest in the Company's previously wholly-owned credit card bank, World Financial Network National Bank ("WFNNB"); 3) a reduction in outstanding shares reflecting the Company's 85 million share repurchase via a self-tender consummated effective March 17, 1996; and 4) the initial public offering of a 15.8% interest of A&F during the third quarter of 1996. To aid in the analysis of fourth quarter and fiscal year 1996 financial information as compared to the respective periods in 1995, certain pro-forma adjustments, including the tax impact, have been made to 1995 results as follows: 1) the 1995 general, administrative and store operating expenses have been adjusted for the fourth quarter 1995 sale of a 60% interest in WFNNB, as if the sale had been consummated at the beginning of 1995; 2) the 1995 statement of income has been adjusted to reflect the minority interest arising from the IBI transaction as if it had occurred at the beginning of 1995; and 3) weighted average shares outstanding have been reduced to reflect the 85 million share repurchase as if it had occurred at the beginning of 1995.


--------------------------------------------------------------------------------
Summary income information is presented below (thousands except per share data):


                                                                            1995 PRO-FORMA SUMMARY               1996 AS REPORTED
                                                               As Reported       Pro-forma           Pro-forma
FOURTH QUARTER                                            February 3, 1996     Adjustments    February 3, 1996   February 1, 1997
Net sales                                                       $2,771,365              --          $2,771,365         $2,966,261
----------------------------------------------------------------------------------------------------------------------------------
Gross income                                                       808,212              --             808,212            979,755
General, administrative and store operating expenses              (464,311)    (a)$(26,497)           (490,808)          (555,416)
Special and nonrecurring items, net                                  1,314              --               1,314            (12,000)
----------------------------------------------------------------------------------------------------------------------------------
Operating income                                                   345,215         (26,497)            318,718            412,339
Interest expense                                                   (18,276)             --             (18,276)           (19,461)
Other income, net                                                   11,693              --              11,693             11,138
Minority interest                                                  (22,374)             --             (22,374)           (28,623)
Gain on sale of subsidiary stock                                    35,967              --              35,967                 --
----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                         352,225         (26,497)            325,728            375,393
Provision for income taxes                                         136,000      (c)(11,000)            125,000            162,000
----------------------------------------------------------------------------------------------------------------------------------
Net income                                                      $  216,225        $(15,497)         $  200,728         $  213,393
----------------------------------------------------------------------------------------------------------------------------------
Net income per share                                                  $.60                             (d)$.74               $.78
----------------------------------------------------------------------------------------------------------------------------------
Net income per share exclusive of gain on sale of
 subsidiary stock                                                     $.50                             (d)$.60               $.78
----------------------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding                                357,626                          (d)272,626            272,098


                                                  (Chart continued on next page)


28  the limited inc 1996 annual report

                                                                       1995 PRO-FORMA SUMMARY                     1996 AS REPORTED
                                                         As Reported            Pro-forma           Pro-forma
YEAR                                                February 3, 1996          Adjustments    February 3, 1996     February 1, 1997
Net sales                                                 $7,881,437                   --          $7,881,437           $8,644,791
----------------------------------------------------------------------------------------------------------------------------------
Gross income                                               2,087,532                   --           2,087,532            2,496,579
General, administrative and store operating expenses      (1,475,497)        (a)$(102,910)         (1,578,407)          (1,848,512)
Special and nonrecurring items, net                            1,314                   --               1,314              (12,000)
----------------------------------------------------------------------------------------------------------------------------------
Operating income                                             613,349             (102,910)            510,439              636,067
Interest expense                                             (77,537)                  --             (77,537)             (75,363)
Other income, net                                             21,606                   --              21,606               41,972
Minority interest                                            (22,374)          (b)(12,264)            (34,638)             (45,646)
Gain on sale of subsidiary stock                             649,467                   --             649,467              118,178
----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                 1,184,511             (115,174)          1,069,337              675,208
Provision for income taxes                                   223,000           (c)(44,000)            179,000              241,000
----------------------------------------------------------------------------------------------------------------------------------
Net income                                                  $961,511             $(71,174)           $890,337             $434,208
----------------------------------------------------------------------------------------------------------------------------------
Net income per share                                           $2.68                                 (d)$3.26                $1.54
----------------------------------------------------------------------------------------------------------------------------------
Net income per share exclusive of gain on sale of
 subsidiary stock                                               $.87                                  (d)$.88                $1.12
----------------------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding                          358,371                               (d)273,371              282,053

(a) Sale of a 60% interest in WFNNB as if the sale was consummated at the beginning of 1995.

(b) Minority interest in IBI as if the transaction was consummated at the beginning of 1995.

(c) Tax effect of pro-forma adjustments.

(d) Net income per share and weighted average shares outstanding have been adjusted for the impact of the self-tender for 85 million shares effective March 17, 1996, as if it was consummated at the beginning of 1995.


net sales

Thirteen-week fourth quarter 1996 sales as compared to sales for the fourteen-week fourth quarter 1995 increased 7% to $2.966 billion due to a 9% increase in sales attributable to new and remodeled stores and a 3% increase in comparable store sales, offset by a 5% decrease due to the fifty-third week in 1995. Fourteen-week fourth quarter 1995 sales as compared to sales for the thirteen-week fourth quarter 1994 increased 9% to $2.771 billion due to a 9% increase in sales attributable to new and remodeled stores and a 4% increase due to the fifty-third week, offset by a 4% decrease in comparable store sales resulting from a very difficult Holiday and promotional retail environment.

     The 1996 retail sales increase is attributable to an 8% increase in sales due to the net addition of new and remodeled stores and a 3% increase in comparable store sales, offset by a 1% decrease due to the fifty-third week in 1995. The Company added 470 new stores in 1996, remodeled 252 stores and closed 135 stores for a net addition of 335 stores representing over 1.0 million square feet of new retail selling space. Average sales productivity increased 5% to $285 per square foot.

     In 1996, IBI accounted for 63% of the annual sales increase, posting a $480 million sales increase over the prior year due to the net addition of 316 stores representing over 817,000 selling square feet, a 7% increase in comparable store sales and an 11% increase in catalogues mailed by Victoria's Secret Catalogue. Sales at the women's businesses in 1996 were flat to 1995, primarily due to flat comparable store sales. Disappointing results at Express, which experienced a 6% decline in comparable store sales, were offset by improved results at Lerner New York and Limited Stores, which had 8% and 3% increases in comparable store sales.

     In addition, the overall sales increase for the Company included strong sales increases at Structure, Abercrombie & Fitch Co. and Limited Too, which experienced 7%, 13% and 8% increases in comparable store sales.

     The 1995 retail sales increase is attributable to a 9% increase in sales due to the net addition of new and remodeled stores and a 1% increase due to the fifty-third week, which was partially offset by a 2% decline in comparable store sales. The Company added 504 new stores in 1995, acquired 6 stores via the purchase of Galyan's Trading Company, Inc. ("Galyan's"), remodeled 284 stores and closed 79 stores for a net addition of 431 stores representing approximately
1.8 million square feet of new retail selling space. Average sales productivity increased slightly to $272 per square foot.

     In 1995, $409 million, or 73%, of the sales increase came from the IBI businesses. These businesses added collectively 256 net new stores representing over 800,000 square feet and experienced a comparable store sales increase of 1%. Catalogue sales increased by $92 million, or 16%, due to a 25% increase in catalogue mailings. The balance of the sales increase came from Structure, Abercrombie & Fitch Co. and Limited Too, as sales from the women's businesses were essentially flat to 1994.


                                          the limited inc 1996 annual report  29
financials

The following summarized financial data compares 1996 to the comparable periods for 1995 and 1994:

                                                                                                  % Change
NET SALES (millions)                   1996              1995             1994           1996-95           1995-94
Express                              $ 1,386          $ 1,445          $ 1,387                (4%)               4%
Lerner New York                        1,045            1,005            1,019                 4%               (1%)
Lane Bryant                              905              903              959                --                (6%)
Limited Stores                           855              850              869                 1%               (2%)
Henri Bendel                              91               91               84                --                 8%
--------------------------------------------------------------------------------------------------------------------
Total Women's Brands                 $ 4,282          $ 4,294          $ 4,318                --                (1%)
--------------------------------------------------------------------------------------------------------------------
Structure                                660              576              555                15%                4%
Limited Too                              259              214              174                21%               23%
Galyan's Trading Co.
(since 7/2/95)                           108               45               --                --                --
Other                                      4               --               --                --                --
--------------------------------------------------------------------------------------------------------------------
Total Emerging Brands                $ 1,031            $ 835            $ 729                23%               15%
--------------------------------------------------------------------------------------------------------------------
Victoria's Secret Stores               1,450            1,286            1,181                13%                9%
Victoria's Secret Catalogue              684              661              569                 3%               16%
Bath & Body Works                        753              475              260                59%               83%
Cacique                                   88               80               92                10%              (13%)
Other                                     22               15                6                --                --
--------------------------------------------------------------------------------------------------------------------
Total Intimate Brands, Inc.          $ 2,997          $ 2,517          $ 2,108                19%               19%
--------------------------------------------------------------------------------------------------------------------
Abercrombie & Fitch Co.                $ 335            $ 235            $ 166                43%               42%
--------------------------------------------------------------------------------------------------------------------
Total Net Sales                      $ 8,645          $ 7,881          $ 7,321                10%                8%
--------------------------------------------------------------------------------------------------------------------
operating income (millions)
Women's Brands                          $ 64           (a)$54            $ 244                19%              (78%)
Emerging Brands
and Other                                 68           (b)149           (b)203               (54%)             (27%)
Intimate Brands, Inc.                 (c)458              386              338                19%               14%
Abercrombie & Fitch Co.                   46               24               14                92%               71%
--------------------------------------------------------------------------------------------------------------------
Total Operating Income                 $ 636            $ 613            $ 799                 4%              (23%)
--------------------------------------------------------------------------------------------------------------------

(a) 1995 includes a special and nonrecurring charge of approximately $48 million, primarily for store closings and downsizings.

(b) 1995 and 1994 include 100% of WFNNB's operating income of $114 million and $107 million before interest expense versus $4 million, representing 40% of net income of $11 million in 1996; 1995 also includes an approximate gain of $73 million for the sale of a 60% interest in WFNNB, partially offset by $23 million of special and nonrecurring charges representing write-downs to net realizable value of certain assets.

(c) 1996 includes a special and nonrecurring charge of $12 million in connection with the sale of Penhaligon's in early 1997.


The following summarized financial data compares 1996 to the comparable periods for 1995 and 1994:

COMPARABLE                                                                             % Change
STORE SALES                               1996          1995         1994         1996-95     1995-94
Express                                   (6%)          (2%)         (9%)
Lerner New York                            8%           (1%)        (10%)
Lane Bryant                                0%           (8%)          2%
Limited Stores                             3%           (4%)        (21%)
Henri Bendel                              (5%)           6%           4%
-------------------------------------------------------------------------
Total Women's Brands                       0%           (3%)         (9%)
-------------------------------------------------------------------------
Structure                                  7%           (9%)          5%
Limited Too                                8%           (4%)         13%
Galyan's Trading Co.
(since 7/2/96)                            12%            --          --
-------------------------------------------------------------------------
Total Emerging Brands                      7%           (8%)          7%
-------------------------------------------------------------------------
Victoria's Secret Stores                   5%           (1%)         12%
Bath & Body Works                         11%           21%          39%
Cacique                                    8%          (20%)        (12%)
-------------------------------------------------------------------------
Total Intimate Brands, Inc.                7%            1%          13%
-------------------------------------------------------------------------
Abercrombie & Fitch Co.                   13%            5%          15%
-------------------------------------------------------------------------
Total Comparable Store
Sales Increase (Decrease)                  3%           (2%)         (3%)
-------------------------------------------------------------------------
STORE DATA
Retail Sales Increase
Attributable to New and
  Remodeled Stores                         8%            9%            6%
Retail Sales per Average
Selling Square Foot                    $ 285         $ 272         $ 270          5%         1%
Retail Sales per Average
Store (thousands)                    $ 1,453       $ 1,419       $ 1,423          2%        --
Average Store Size
at End of Year (square feet)           5,043         5,172         5,265         (2%)       (2%)
Retail Selling Square Feet
(thousands)                           28,405        27,403        25,627          4%         7%
------------------------------------------------------------------------------------------------
NUMBER OF STORES
Beginning of Year                      5,298         4,867         4,623
Opened                                   470           504           358
Acquired                                  --             6            --
Closed                                  (135)          (79)         (114)
-------------------------------------------------------------------------
End of Year                            5,633         5,298         4,867
-------------------------------------------------------------------------

gross income

Gross income increased as a percentage of sales to 33.0% for the fourth quarter 1996 from 29.2% for the fourth quarter 1995. The merchandise margin rate (representing gross income before deduction of buying and occupancy costs) increased 3.4%, expressed as a percentage of sales, due principally to improved initial markup and lower markdown rates, as the Company was less price promotional than a year ago. Buying and occupancy costs decreased .4%, expressed as a percentage of sales, primarily due to sales productivity associated with the 3% increase in comparable store sales.

     Gross income decreased as a percentage of sales to 29.2% for the fourth quarter of 1995 from 32.8% for the fourth quarter in 1994. Merchandise margins, expressed as a percentage of sales, decreased 2.8%, due principally to higher markdowns in 1995, which were used to clear slow-moving inventories and to stimulate sales in a slow retail environment. Buying and occupancy costs rose
 .6% as a percentage of sales, primarily due to the lower sales productivity associated with the 5% decrease in comparable store sales at the women's businesses and a 10% comparable store sales decline in the men's and kids' businesses. In addition, higher catalogue costs due to significant price increases in paper and postage, along with increased mailings, exacerbated the buying and occupancy increase.

     The Company's 1996 gross income rate increased 2.4% to 28.9% as compared to 1995. The merchandise margin rate increased 1.7% due principally to improved initial markup. Buying and occupancy costs decreased .7% as a percentage of sales, primarily due to sales productivity associated with the 3% increase in comparable store sales.

     The 1995 gross income rate of 26.5% fell 2.4% below the rate for 1994. Merchandise margins, expressed as a percentage of sales, decreased 1.7%, due to higher 1995 markdowns principally in the Fall season for the reasons mentioned above. Buying and occupancy costs also increased .7% as a percentage of sales, primarily due to the lower sales productivity associated with the 3% decrease in comparable store sales in the women's businesses and a 5% decline in comparable store sales in the men's and kids' businesses. Again, an increase in paper prices and postage, along with increased catalogue mailings, also increased the buying and occupancy rate.










30  the limited inc 1996 annual report
general, administrative and store operating expenses

General, administrative and store operating expenses increased as a percentage of sales to 18.7% in the fourth quarter of 1996 compared to 17.7% on a pro-forma basis in the fourth quarter of 1995. This increase as a percentage of sales was attributable to a 2.2% rate increase at the IBI businesses and the inability to leverage expenses due to disappointing sales performance at the women's businesses, particularly Express. IBI's increase is primarily the result of the growth of Bath & Body Works in the overall mix of net sales for the Company and investments made in store management and staffing for the Victoria's Secret Bath & Fragrance business. Due to the emphasis on point of sale marketing and sales floor coverage, these IBI businesses have higher general, administrative and store operating expenses as a percentage of net sales, which have been more than offset by higher gross margins. The Company anticipates that these expenses, expressed as a percentage of sales, will increase slightly in 1997, since the IBI businesses, in particular Bath & Body Works, will represent a greater portion of the total Company's sales.

     General, administrative and store operating expenses, expressed as a percentage of sales, increased to 16.8% in the fourth quarter of 1995 from 15.4% in 1994, due principally to lower sales productivity.

     General, administrative and store operating expenses increased as a percentage of sales to 21.4% in 1996 compared to 20.0% on a pro-forma basis in 1995. This increase was primarily due to the reasons discussed above for the 1996 fourth quarter. These costs, expressed as a percentage of sales and before pro-forma adjustments, increased to 18.7% in 1995 from 18.0% in 1994, due to lower sales productivity.

special and nonrecurring items

As described in Note 2 to the Consolidated Financial Statements, in 1996 the Company recorded a $12 million pre-tax, special and nonrecurring charge in connection with the early 1997 sale of Penhaligon's, a U.K.-based subsidiary of IBI.

     In the fourth quarter of 1995, a sale of a 60% interest in the Company's wholly-owned credit card bank, WFNNB, to the New York investment firm of Welsh, Carson, Anderson & Stowe ("WCAS") was completed. The venture, which is 40% owned by the Company, focuses on providing private-label and bank card transaction processing and database management services to the Company's private-label credit card operations and other retailers. WCAS purchased its interest for $135 million and also made a $30 million capital contribution to the venture. The Company recognized a $73.2 million pre-tax gain from the sale of WFNNB.

     In addition, WFNNB's outstanding debt to the Company of approximately $1.2 billion was repaid in January 1996 from the proceeds realized from the securitization of WFNNB's credit card receivables.

     Along with the sale of the 60% interest in WFNNB, the Company recognized a special and nonrecurring charge during the fourth quarter of 1995 of approximately $71.9 million. Of this amount, $25.8 million was provided for the closing of 26 stores and $19.8 million was provided for the downsizing of 33 stores, primarily at Limited Stores and Lerner New York. These stores were identified based on store profit performance and assessment of the quality of the real estate. The provision included the net present value of rent payments through lease expiration, lease termination payments and approximately $15 million representing the net book value of fixed assets. The remaining charge of approximately $26.3 million represented the write-down to market or net realizable value of certain assets arising from nonoperating activities. The net pre-tax gain from these special and nonrecurring items was $1.3 million. At February 1, 1997, substantially all of the planned closings and downsizings were completed, with two closings and downsizings expected to be completed shortly.

operating income

Operating income, as a percentage of sales, was 7.4% in 1996, compared to 6.5% on a pro-forma basis in 1995. This increase was due to increases in gross income, which more than offset the general, administrative and store operating expense rate increase.

     The operating income rate was 7.8% and 10.9% for 1995 and 1994. The 1995 rate decrease was due to lower merchandise margins resulting from higher markdowns and the inability to leverage both buying and occupancy costs and higher general, administrative and store operating expenses due to lower sales productivity.

interest expense



                                   Fourth Quarter               Year
                                    1996       1995     1996     1995     1994
Average Daily Borrowings
(in millions)                   $1,039.5     $812.9   $964.3   $887.7   $785.0
Average Effective
Interest Rate                      7.49%      8.99%    7.82%    8.73%    8.33%


Interest expense increased by $1.2 million in the fourth quarter of 1996 and decreased by $2.2 million for the year. For the quarter, higher borrowing levels increased interest expense by $5.1 million, offset by a $3.9 million decrease in expense resulting from lower interest rates. For the year, lower interest rates decreased expense by $8.8 million, offset by increased expense of $6.6 million due to higher borrowing levels.

other income

The $20.4 million increase in other income for 1996 over 1995 is primarily attributable to the investment of $351.6 million in restricted cash. In addition, approximately $10.5 million of interest income arose from $1.615 billion of temporarily invested funds that were used to consummate the Company's self-tender in March of 1996.


                                          the limited inc 1996 annual report  31
financials


gain on sale of subsidiary stock

As discussed in Note 1 to the Consolidated Financial Statements, in 1996 the Company recognized a $118.2 million gain from the September 1996 initial public offering of a 15.8% interest (8.05 million shares) of A&F. In 1995 the Company recognized a $649.5 million gain which resulted from the initial public offering of 16.9% (42.7 million shares) of the stock of IBI. The gains recorded by the Company were not subject to tax.

acquisition

Effective July 2, 1995, the Company acquired all of the outstanding common stock of Galyan's for $18 million in cash and stock. The Company's financial statements include the results of operations of Galyan's since the acquisition date.

FINANCIAL CONDITION

The Company's balance sheet at February 1, 1997, provides continuing evidence of financial strength and flexibility. The Company's long-term debt-to-equity ratio declined to 34% at the end of 1996 from an adjusted 41% in 1995, and working capital increased 58% to $638 million over adjusted 1995. In March 1996, the Company utilized $1.615 billion of proceeds received from the initial public offering of IBI and the WFNNB transactions to repurchase 85 million shares of its common stock at $19.00 per share in a self-tender offer and set aside $351.6 million of restricted cash to satisfy obligations under the terms of the Contingent Stock Redemption Agreement with its largest shareholder, who did not participate in the self-tender (see Notes 6 and 9). A more detailed discussion of liquidity, capital resources and capital requirements follows.

liquidity and capital resources

Cash provided by operating activities, commercial paper backed by funds available under committed long-term credit agreements, and the Company's capital structure continue to provide the resources to support operations, projected growth, seasonal requirements and capital expenditures. Net cash provided by operating activities totaled $712.1 million, $356.7 million and $361.1 million for 1996, 1995 and 1994 and continued to serve as the Company's primary source of liquidity.



A summary of the Company's working capital position and capitalization follows
(thousands):                                    Adjusted
                                     1996        1995(a)     1995        1994
Cash Provided by
Operating Activities              $  712,069  $  356,732  $  356,732  $  361,078
Working Capital                   $  638,204  $  403,960  $2,018,960  $1,750,111

CAPITALIZATION:
Long-Term Debt                    $  650,000  $  650,000  $  650,000  $  650,000
Deferred Income Taxes                169,932     152,081     152,081     306,139
Shareholders' Equity               1,922,582   1,586,041   3,201,041   2,760,956
--------------------------------------------------------------------------------
Total Capitalization              $2,742,514  $2,388,122  $4,003,122  $3,717,095
--------------------------------------------------------------------------------
Additional Amounts
Available Under Long-Term
Credit Agreements                 $1,000,000  $1,000,000  $1,000,000  $  840,000

(a)Adjusted 1995 reflects the impact of the $1.615 billion repurchase of 85 million shares of common stock.




The Company considers the following to be several measures of liquidity and capital resources:


                                             Adjusted
                                      1996    1995(a) 1995    1994
Debt-to-Equity Ratio                   34%     41%     20%     24%
 (Long-Term Debt Divided by
  Shareholders' Equity)
Debt-to-Capitalization Ratio           24%     27%     16%     17%
 (Long-Term Debt Divided by
 Total Capitalization)
Interest Coverage Ratio                12x     12x     12x     16x
 (Income, Excluding the Gain on
  Sale of Subsidiary Stock,
  Before Interest Expense,
  Depreciation, Amortization
  and Income Taxes Divided by
  Interest Expense)
Cash Flow to Capital Investment       174%     95%     95%    113%
 (Net Cash Provided by
  Operating Activities Divided
  by Capital Expenditures)


(a)Adjusted 1995 reflects the impact of the $1.615 billion repurchase of 85 million shares of common stock.

  The increase in inventories in 1996 was funded principally from an increase in accounts payable and accrued expenses primarily attributable to an increase in merchandise payables. Cash requirements for inventories were lower in 1995 than 1994 due to higher markdowns taken in the Fall to clear slow-moving inventory and end the year with cleaner, fresher inventories. Cash requirements for accounts receivable were greater in 1995 and 1994 due to growth rates in the number of new proprietary credit card holders at WFNNB, a previously wholly-owned subsidiary. Payments approximating $74 million toward IRS assessments contributed to a decrease in income taxes in 1995, along with lower income tax provisions and payments associated with the 1995 earnings decrease (see Note 8).

  Investing activities included capital expenditures, primarily for new and remodeled stores. In 1996, $41.3 million was invested in the Alliance Data Services (formerly WFNNB) credit card venture. 1995 reflects the acquisition of Galyan's, the proceeds from the securitization of WFNNB's credit card receivables of $1.2 billion (see Note 2) and the transfer of $351.6 million to a restricted cash account (see Note 6).

  Financing activities in 1996 include proceeds from and repayment of $150 million in short-term debt borrowed by A&F and net proceeds of $118.2 million from A&F's initial public offering. Financing activities also included $1.615 billion used to repurchase 85 million shares of the Company's common stock via the self-tender consummated in March 1996. Cash dividends paid in 1996 and 1995 were $.40 per share.

Financing activities in 1995 include proceeds from and repayment of $250 million in short-term debt borrowed by IBI, net proceeds of $788.6 million from the IBI initial public offering and the sale of a 60% interest in WFNNB (see Notes 1 and 2). Financing activities in 1995 also included the repurchase of $55.2 million of the Company's common stock, representing 3.4 million shares. Cash dividends paid increased to $.40 per share in 1995 versus $.36 per share in 1994.

At February 1, 1997, the Company had available $1 billion under its long-term credit agreement. The Company also has the ability to offer up to $250 million of additional debt securities under its shelf registration statement authorization.

32 the limited inc 1996 annual report


STORES AND SELLING OF SQUARE FEET
A summary of stores and selling square feet by business for 1995 and 1996 and goals for 1997 follows:

                                                                     Change from
                               Goal-1997        1996        1995   1997-96     1996-95
EXPRESS
Stores                               759         753         737         6          16
Selling Sq. Ft.                4,803,000   4,726,000   4,588,000    77,000     138,000

LERNER NEW YORK
Stores                               734         784         835       (50)        (51)
Selling Sq. Ft.                5,563,000   5,984,000   6,393,000  (421,000)   (409,000)

LANE BRYANT
Stores                               809         832         828       (23)          4
Selling Sq. Ft.                3,892,000   3,980,000   3,955,000   (88,000)     25,000

LIMITED STORES
Stores                               636         663         689       (27)        (26)
Selling Sq. Ft.                3,817,000   3,977,000   4,211,000  (160,000)   (234,000)

HENRI BENDEL
Stores                                 6           6           4         0           2
Selling Sq. Ft.                  113,000     113,000      88,000         0      25,000

STRUCTURE
Stores                               551         542         518         9          24
Selling Sq. Ft.                2,170,000   2,117,000   1,993,000    53,000     124,000

LIMITED TOO
Stores                               317         308         288         9          20
Selling Sq. Ft.                  995,000     967,000     903,000    28,000      64,000

GALYAN'S TRADING COMPANY
Stores                                12           9           6         3           3
Selling Sq. Ft.                  738,000     488,000     250,000   250,000     238,000

VICTORIA'S SECRET STORES
Stores                               801         736         671        65          65
Selling Sq. Ft.                3,615,000   3,326,000   3,014,000   289,000     312,000

BATH & BODY WORKS
Stores                               960         750         498       210         252
Selling Sq. Ft.                1,869,000   1,354,000     848,000   515,000     506,000

CACIQUE
Stores                               118         119         120        (1)         (1)
Selling Sq. Ft.                  363,000     365,000     366,000    (2,000)     (1,000)

PENHALIGON'S
Stores                                 0           4           4        (4)          0
Selling Sq. Ft.                        0       2,000       2,000    (2,000)          0

ABERCROMBIE & FITCH CO.
Stores                               153         127         100        26          27
Selling Sq. Ft.                1,218,000   1,006,000     792,000   212,000     214,000

TOTAL RETAIL BUSINESSES
Stores                             5,856       5,633       5,298       223         335
Selling Sq. Ft.               29,156,000  28,405,000  27,403,000   751,000   1,002,000


capital expenditures

Capital expenditures amounted to $409.3 million, $374.4 million and $319.7 million for 1996, 1995 and 1994, respectively, of which $235.7 million, $274.5 million and $201.2 million was for new stores and remodeling and expanding existing stores. In addition, in 1996 the Company expended $42.1 million in connection with the Bath & Body Works distribution center (to be completed June
1997) and $53.1 million on land acquisition and development costs.

  The Company anticipates spending $400-$430 million for capital expenditures in 1997, of which $240-$260 million will be for new stores, the remodeling of existing stores and related improvements for the retail businesses. The Company estimates it will spend the balance primarily on the completion of the Bath & Body Works distribution center and land acquisition and development. The Company expects that substantially all 1997 capital expenditures will be funded by net cash provided by operating activities.

  The Company intends to add approximately 750,000 selling square feet in 1997, which represents a 3% increase over year-end 1996. It is anticipated that the increase will result from the net addition of approximately 220 stores and the remodeling of approximately 140 stores.

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

The Company cautions that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this Report, the Company's Form 10-K or made by management of the Company involve risks and uncertainties, and are subject to change based on various important factors. The following factors, among others, in some cases have affected and in the future could affect the Company's financial performance and actual results and could cause actual results for 1997 and beyond to differ materially from those expressed or implied in any such forward-looking statements: changes in consumer spending patterns, consumer preferences and overall economic conditions, the impact of competition and pricing, changes in weather patterns, political stability, currency and exchange risks and changes in existing or potential duties, tariffs or quotas, postal rate increases and charges, paper and printing costs, availability of suitable store locations at appropriate terms, ability to develop new merchandise and ability to hire and train associates.

                                          the limited inc 1996 annual report 33
financials

CONSOLIDATED STATEMENTS OF INCOME

(in thousands except per share amounts)
                                                 1996          1995          1994
Net Sales                                  $8,644,791    $7,881,437    $7,320,792
Costs of Goods Sold, Occupancy and
 Buying Costs                              (6,148,212)   (5,793,905)   (5,206,429)
---------------------------------------------------------------------------------
Gross Income                                2,496,579     2,087,532     2,114,363
General, Administrative and Store
 Operating Expenses                        (1,848,512)   (1,475,497)   (1,315,374)
Special and Nonrecurring Items, Net           (12,000)        1,314            --
---------------------------------------------------------------------------------
Operating Income                              636,067       613,349       798,989
Interest Expense                              (75,363)      (77,537)      (65,381)
Other Income, Net                              41,972        21,606        10,735
Minority Interest                             (45,646)      (22,374)           --
Gain on Sale of Subsidiary Stock              118,178       649,467            --
---------------------------------------------------------------------------------
Income Before Income Taxes                    675,208     1,184,511       744,343
Provision for Income Taxes                    241,000       223,000       296,000
---------------------------------------------------------------------------------
Net Income                                   $434,208      $961,511      $448,343
---------------------------------------------------------------------------------
Net Income Per Share                            $1.54         $2.68         $1.25
---------------------------------------------------------------------------------

The accompanying Notes are an integral part of these Consolidated Financial Statements.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


(in thousands)
                                       Common Stock                                                                          Total
                                      Shares                      Paid-In          Retained    Treasury Stock,       Shareholders'
                                  Outstanding   Par Value         Capital          Earnings            at Cost              Equity
Balance, January 29, 1994             357,801    $189,727        $128,906        $2,397,112          $(274,452)         $2,441,293
----------------------------------------------------------------------------------------------------------------------------------
Net Income                                 --          --              --           448,343                 --             448,343
Cash Dividends                             --          --              --          (128,939)                --            (128,939)
Purchase of Treasury Stock               (629)         --              --                --            (11,382)            (11,382)
Exercise of Stock Options
 and Other                                432          --           4,032                --              7,609              11,641
----------------------------------------------------------------------------------------------------------------------------------
Balance, January 28, 1995             357,604    $189,727        $132,938        $2,716,516          $(278,225)         $2,760,956
----------------------------------------------------------------------------------------------------------------------------------
Net Income                                 --          --              --           961,511                 --             961,511
Cash Dividends                             --          --              --          (143,091)                --            (143,091)
Purchase of Treasury Stock             (3,361)         --              --                --            (55,239)            (55,239)
Common Shares Subject to
 Contingent Stock Redemption
 Agreement                                 --      (9,375)         (7,639)         (334,586)                --            (351,600)
Stock Issued for Acquisition              730          --           7,769                --              8,231              16,000
Exercise of Stock Options
 and Other                                393          --           4,066                --              8,438              12,504
----------------------------------------------------------------------------------------------------------------------------------
Balance, February 3, 1996             355,366    $180,352        $137,134        $3,200,350          $(316,795)         $3,201,041
----------------------------------------------------------------------------------------------------------------------------------
Net Income                                 --          --              --           434,208                 --             434,208
Cash Dividends                             --          --              --          (108,302)                --            (108,302)
Purchase of Treasury Stock            (85,000)         --              --                --         (1,615,000)         (1,615,000)
Exercise of Stock Options
 and Other                                705          --           5,726                --              4,909              10,635
----------------------------------------------------------------------------------------------------------------------------------
Balance, February 1, 1997             271,071    $180,352        $142,860        $3,526,256        $(1,926,886)         $1,922,582
----------------------------------------------------------------------------------------------------------------------------------


The accompanying Notes are an integral part of these Consolidated Financial Statements.



34  the limited inc 1996 annual report

NET SALES [BAR GRAPHS APPEAR HERE]
-----------------------------------------

NET INCOME PER SHARE [BAR GRAPH APPEARS HERE]

SHAREHOLDERS' EQUITY [BAR GRAPH APPEARS HERE]

CONSOLIDATED BALANCE SHEETS

(IN MILLIONS)

(in thousands)
ASSETS                                             Feb. 1, 1997   Feb. 3, 1996
Current Assets:
Cash and Equivalents                                $   312,796     $1,645,731
Accounts Receivable                                      69,337         77,516
Inventories                                           1,007,303        958,953
Store Supplies                                           90,400         81,765
Other                                                    65,261         70,346
------------------------------------------------------------------------------
Total Current Assets                                  1,545,097      2,834,311
------------------------------------------------------------------------------
Property and Equipment, Net                           1,828,869      1,741,456
Restricted Cash                                         351,600        351,600
Other Assets                                            394,436        339,196
------------------------------------------------------------------------------
Total Assets                                        $ 4,120,002     $5,266,563
------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Accounts Payable                                    $   307,841     $  280,659
Accrued Expenses                                        481,744        388,818
Income Taxes                                            117,308        145,874
------------------------------------------------------------------------------
Total Current Liabilities                               906,893        815,351
------------------------------------------------------------------------------
Long-Term Debt                                          650,000        650,000
Deferred Income Taxes                                   169,932        152,081
Other Long-Term Liabilities                              51,659         50,791
Minority Interest                                        67,336         45,699
Contingent Stock Redemption Agreement                   351,600        351,600
Shareholders' Equity:
Common Stock                                            180,352        180,352
Paid-In Capital                                         142,860        137,134
Retained Earnings                                     3,526,256      3,200,350
------------------------------------------------------------------------------
                                                      3,849,468      3,517,836
Less: Treasury Stock, at Cost                        (1,926,886)      (316,795)
------------------------------------------------------------------------------
Total Shareholders' Equity                            1,922,582      3,201,041
------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity          $ 4,120,002     $5,266,563
------------------------------------------------------------------------------

The accompanying Notes are an integral part of these Consolidated Financial Statements.


                                          the limited inc 1996 annual report  35
financials

CONSOLIDATED STATEMENTS
OF CASH FLOWS

--------------------------------------------------------------------------------
(in thousands)
CASH FLOWS FROM                                    1996         1995        1994
OPERATING ACTIVITIES
Net Income                                     $434,208     $961,511    $448,343
impact of other operating activities
on cash flows
Depreciation and Amortization                   289,643      285,889     267,888
Minority Interest, Net of Dividends Paid         21,637       17,250          --
Special and Nonrecurring Items, Net              12,000       (1,314)         --
Gain on Sale of Subsidiary Stock               (118,178)    (649,467)         --
CHANGE IN ASSETS AND LIABILITIES
Accounts Receivable                               8,179     (104,121)   (235,488)
Inventories                                     (48,350)     (70,813)   (136,740)
Accounts Payable and Accrued Expenses           116,599       50,883      49,724
Income Taxes                                    (10,715)    (132,560)     61,925
Other Assets and Liabilities                      7,046         (526)    (94,574)
--------------------------------------------------------------------------------
Net Cash Provided by Operating Activities       712,069      356,732     361,078
--------------------------------------------------------------------------------
INVESTING ACTIVITIES
Capital Expenditures                           (409,260)    (374,374)   (319,676)
Businesses Acquired                             (41,255)     (18,000)         --
Increase in Restricted Cash                          --     (351,600)         --
Proceeds from Credit Card Securitization             --    1,212,630          --
--------------------------------------------------------------------------------
Net Cash Provided by (Used for)
Investing Activities                           (450,515)     468,656    (319,676)
--------------------------------------------------------------------------------
FINANCING ACTIVITIES
Net Proceeds (Repayments) of Commercial
Paper Borrowings and Certificates of
 Deposit                                             --      (25,200)      9,500
Proceeds from Short-Term Borrowings             150,000      250,000          --
Repayment of Short-Term Borrowings             (150,000)    (250,000)         --
Net Proceeds from Issuance and Sale of
Subsidiary Stock                                118,178      788,589          --
Dividends Paid                                 (108,302)    (143,091)   (128,939)
Purchase of Treasury Stock                   (1,615,000)     (55,239)    (11,382)
Stock Options and Other                          10,635       12,504      11,641
--------------------------------------------------------------------------------
Net Cash Provided by (Used for)
Financing Activities                         (1,594,489)     577,563    (119,180)
--------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and
Equivalents                                  (1,332,935)   1,402,951     (77,778)
Cash and Equivalents, Beginning of Year       1,645,731      242,780     320,558
--------------------------------------------------------------------------------
Cash and Equivalents, End of Year              $312,796   $1,645,731    $242,780
--------------------------------------------------------------------------------

The accompanying Notes are an integral part of these Consolidated Financial Statements.
--------------------------------------------------------------------------------


WORKING CAPITAL         [BAR GRAPH APPEARS HERE]
--------------------------------------------------------------------------------



CAPITAL EXPENDITURES    [BAR GRAPH APPEARS HERE]

--------------------------------------------------------------------------------


36 the limited inc 1996 annual report

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

fiscal year

The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years are designated in the financial statements and notes by the calendar year in which the fiscal year commences. The results for fiscal years 1996 and 1994 represent the fifty-two-week periods ended February 1, 1997, and January 28, 1995. The results for fiscal year 1995 represent the fifty-three-week period ended February 3, 1996.

cash and equivalents

Cash and equivalents include amounts on deposit with financial institutions and money market investments with maturities of less than 90 days.

inventories

Inventories are principally valued at the lower of average cost or market, on a first-in first-out basis, utilizing the retail method.

store supplies

The initial inventory of supplies for new stores including, but not limited to, hangers, signage, security tags and point-of-sale supplies are capitalized at the store opening date. Subsequent shipments are expensed except for new merchandise presentation programs which are capitalized.

property and equipment

Depreciation and amortization of property and equipment are computed for financial reporting purposes on a straight-line basis, using service lives ranging principally from 10-30 years for buildings and improvements and 3-10 years for other property and equipment. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts with any resulting gain or loss included in net income. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments which extend service lives are capitalized. Long-lived assets are reviewed for impairment whenever events or changes indicate that full recoverability is questionable. Factors used in the valuation include, but are not limited to, management's plans for future operations, recent operating results and projected cash flows.

goodwill amortization

Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired companies and is amortized on a straight-line basis principally over 30 years.

catalogue costs and advertising

Catalogue costs, primarily consisting of catalogue production and mailing costs, are amortized over the expected future revenue stream, which is principally from three to six months from the date catalogues are mailed. All other advertising costs are expensed at the time the promotion first appears in media or in the store. Catalogue and advertising costs amounted to $242 million, $237 million and $179 million in 1996, 1995 and 1994.

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

income taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect in the years in which those temporary differences are expected to reverse. Under SFAS 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

shareholders' equity

Five hundred million shares of $.50 par value common stock are authorized, of which 271.1 million and 355.4 million were outstanding, net of 108.4 million shares and 24.1 million shares held in treasury at February 1, 1997 and February 3, 1996. Ten million shares of $1.00 par value preferred stock are authorized, none of which have been issued.

  On March 17, 1996, the Company completed the repurchase of 85 million shares of its common stock under a self-tender offer at $19.00 per share. Approximately $1.615 billion was paid in exchange for the outstanding shares which was funded with funds made available from a series of transactions that included 1) the initial public offering of a 16.9% interest in Intimate Brands, Inc. ("IBI"), 2) the securitization of World Financial Network National Bank ("WFNNB") credit card receivables and 3) the sale of a 60% interest in WFNNB.

net income per share

Net income per share is computed based upon the weighted average number of outstanding common shares, including the effect of stock options. There were
282.1 million, 358.4 million and 358.6 million weighted average outstanding shares for 1996, 1995 and 1994.

issuance of subsidiary stock

Gains or losses resulting from stock issued by a subsidiary of the Company are recognized in current year's income. In 1996, the Company recognized a $118.2 million gain from the initial public offering of a 15.8% interest (8.05 million shares) of Abercrombie & Fitch Co. ("A&F"). In 1995, the Company recognized a $649.5 million gain which the limited inc 1996 annual report  37
financials


resulted from the initial public offering of a 16.9% interest (42.7 million shares) of IBI. IBI consists of the Victoria's Secret Stores, Victoria's Secret Catalogue, Bath & Body Works, Cacique and Gryphon businesses. The gains recorded by the Company were not subject to tax.

  Minority interest of $67.3 million at February 1, 1997 represents a 16.9% interest in the net equity of IBI and a 15.8% interest in the net equity of A&F. A more detailed discussion of these matters is included under the heading "Gain on Sale of Subsidiary Stock" in Management's Discussion and Analysis on page 32 of this Annual Report.

use of estimates in the preparation
of financial statements

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

2. special and nonrecurring items

In 1996, IBI recorded a $12 million special and nonrecurring charge in connection with the sale of Penhaligon's, a U.K.-based subsidiary of IBI, in early 1997.

  In the fourth quarter of 1995, a sale of a 60% interest in the Company's wholly-owned credit card bank, WFNNB, to the New York investment firm of Welsh, Carson, Anderson & Stowe ("WCAS") was completed. The transaction resulted in the formation of a venture which will focus on providing private-label and bank card transaction processing and database management services to retailers, including the Company's private-label credit card operations. WCAS purchased its interest from the Company for $135 million and also made a $30 million capital contribution to the venture. As a result of these transactions, the Company recognized a $73.2 million pre-tax gain from the sale of WFNNB.

  During the fourth quarter of 1995, the Company elected to use $45.6 million of the proceeds to provide for the accelerated closing and downsizing of stores in 1996, primarily at Limited Stores and Lerner New York, and provided approximately $26.3 million for the write-down to net realizable value of certain assets, including joint venture and other investments and receivables arising from nonoperating activities. The sale of a 60% interest in WFNNB, together with the aforementioned real estate charges and the revaluation of certain assets, resulted in a special and nonrecurring net pre-tax gain of $1.3 million. At February 1, 1997, substantially all of the planned closings and downsizings were completed, with two closings and downsizings expected to be completed shortly.

  A further discussion of these matters is included under the heading "Special and Nonrecurring Items" in Management's Discussion and Analysis on page 31 of this Annual Report.

3. accounts receivable

As discussed in Note 2, the sale of a 60% interest in WFNNB was completed in the fourth quarter of 1995. In addition, WFNNB's outstanding debt to the Company of approximately $1.2 billion was repaid from the proceeds realized from the securitization of WFNNB's credit card receivables.

  As a result of the sale of WFNNB and the securitization of the credit card receivables, a substantial portion of the deferred payment accounts was transferred to a special-purpose entity which facilitated the asset securitization, and any remaining deferred payment accounts, net of an allowance for uncollectible accounts, were held by the WFNNB venture.

  Finance charge revenue on the deferred payment accounts amounted to $235.6 million and $223.9 million in 1995 and 1994, and the provision for uncollectible accounts amounted to $91.4 million and $72.7 million in 1995 and 1994. These amounts are classified as components of the cost to administer the deferred payment program and are included in the Company's general, administrative and store operating expenses.

4. property and equipment


--------------------------------------------------------------------------------
Property and equipment, at cost, consisted of (thousands):
                                                         1996        1995
Land, Buildings and Improvements                   $  530,259  $  535,061
Furniture, Fixtures and Equipment                   1,929,951   1,794,612
Leaseholds and Improvements                           641,200     609,253
Construction in Progress                              188,834      79,831
--------------------------------------------------------------------------------
Total                                               3,290,244   3,018,757
Less: Accumulated Depreciation and Amortization     1,461,375   1,277,301
--------------------------------------------------------------------------------
Property and Equipment, Net                        $1,828,869  $1,741,456
--------------------------------------------------------------------------------

5. leased facilities and commitments

Annual store rent is comprised of a fixed minimum amount, plus contingent rent based upon a percentage of sales exceeding a stipulated amount. Store lease terms generally require additional payments covering taxes, common area costs and certain other expenses.

--------------------------------------------------------------------------------
A summary of rent expense for 1996, 1995 and 1994 follows (thousands):

STORE RENT                 1996      1995      1994
Fixed Minimum          $689,319  $643,200  $586,437
Contingent               23,117    18,812    17,522
--------------------------------------------------------------------------------
Total Store Rent        712,436   662,012   603,959
Equipment and Other      25,163    26,101    27,710
--------------------------------------------------------------------------------
Total Rent Expense     $737,599  $688,113  $631,669
--------------------------------------------------------------------------------

  At February 1, 1997, the Company was committed to noncancelable leases with remaining terms of one to forty years. A substantial portion of these commitments are store leases with initial terms ranging from ten to twenty years, with options to renew at varying terms. Accrued rent expense was $123.4 million and $102.2 million at February 1, 1997 and February 3, 1996.

38  the limited inc 1996 annual report

--------------------------------------------------------------------------------
A summary of minimum rent commitments under noncancelable leases follows (thousands):

1997          $  684,617
1998             667,259
1999             642,397
2000             625,563
2001             598,166
Thereafter    $2,485,018
--------------------------------------------------------------------------------

6. restricted cash

At February 1, 1997, Special Funding, Inc., a wholly-owned subsidiary of the Company, had $351.6 million of restricted cash invested in short-term, highly liquid securities. This amount is classified as a noncurrent asset, since it has been reserved for use in the event that The Wexner Children's Trust, established by Leslie H. Wexner, the Company's principal shareholder, exercises its opportunity to require the Company to redeem, or the Company exercises its opportunity to redeem from the Trust, shares of The Limited, Inc. common stock in accordance with the terms of the Contingent Stock Redemption Agreement (see
Note 9). Interest earnings of $17.9 million in 1996 on the segregated cash accrued to the Company.

7. long-term debt

--------------------------------------------------------------------------------
Unsecured long-term debt consisted of (thousands):

                                                                 1996      1995
7 1/2% Debentures due March 2023                             $250,000  $250,000
7 4/5% Notes due May 2002                                     150,000   150,000
9 1/8% Notes due February 2001                                150,000   150,000
8 7/8% Notes due August 1999                                  100,000   100,000
--------------------------------------------------------------------------------
Total                                                        $650,000  $650,000
--------------------------------------------------------------------------------

The Company maintains a $1 billion unsecured credit agreement (the "Agreement") established on December 15, 1995 (the "Effective Date"). Borrowings outstanding under the Agreement are due December 14, 2000. However, the revolving term of the Agreement may be extended an additional two years upon notification by the Company on the second and fourth anniversaries of the Effective Date, subject to the approval of the lending banks. The Agreement has several borrowing options, including interest rates which are based on either the lender's "Base Rate," as defined, LIBOR, CD based options or at a rate submitted under a bidding process. Facilities fees payable under the Agreement are based on the Company's long-term credit ratings, and currently approximate 1/8% of the committed amount per annum. The Agreement contains covenants relating to the Company's working capital, debt and net worth. No amounts were outstanding under the Agreement at February 1, 1997.

  The Agreement supports the Company's commercial paper program which is used from time to time to fund working capital and other general corporate requirements. No commercial paper was outstanding at February 1, 1997.

  Up to $250 million of debt securities and warrants to purchase debt securities may be issued under the Company's shelf registration statement.

  The Company periodically enters into interest rate swap agreements with the intent to manage interest rate exposure. At February 1, 1997, the Company had an interest rate swap position of $100 million notional principal amount outstanding. This contract effectively changed the Company's interest rate exposure on $100 million of variable rate debt to a fixed rate of 8.09% through July 2000.


  Long-term debt maturities within the next five years consist of $100 million which matures August 15, 1999 and $150 million which matures February 1, 2001. Interest paid approximated $65.5 million, $88.4 million and $64.7 million in 1996, 1995 and 1994.

8. income taxes

--------------------------------------------------------------------------------
The provision for income taxes consisted of (thousands):

CURRENTLY PAYABLE                                    1996       1995       1994
Federal                                          $210,400   $190,900   $231,000
State                                              34,000     24,700     32,000
Foreign                                             2,400      4,500      4,100
--------------------------------------------------------------------------------
Total                                             246,800    220,100    267,100
--------------------------------------------------------------------------------

DEFERRED
Federal                                           (13,800)    (9,400)    12,900
State                                               8,000     12,300     16,000
--------------------------------------------------------------------------------
Total                                              (5,800)     2,900     28,900
--------------------------------------------------------------------------------
Total Provision                                  $241,000   $223,000   $296,000
--------------------------------------------------------------------------------

The foreign component of pre-tax income, arising principally from overseas sourcing operations, was $45.9 million, $60.8 million and $40.9 million in 1996, 1995 and 1994.

--------------------------------------------------------------------------------
A reconciliation between the statutory Federal income tax rate and the effective income tax rate on pre-tax earnings excluding the nontaxable gain from sale of subsidiary stock and minority interest follows:

                                                            1996   1995   1994
Federal Income Tax Rate                                     35.0%  35.0%  35.0%
State Income Tax, Net of
Federal Income Tax Effect                                    4.5    4.5    4.2
Other Items, Net                                              .5     .7     .6
--------------------------------------------------------------------------------
Total                                                       40.0%  40.2%  39.8%
--------------------------------------------------------------------------------



                                        the limited inc 1996 annual report   39
financials

   Income taxes payable included net current deferred tax assets of $0.3 million and $10.7 million at February 1, 1997 and February 3, 1996.

--------------------------------------------------------------------------------
The effect of temporary differences which give rise to deferred income tax balances was as follows (thousands):

                                             1996                                       1995
                          Assets          Liabilities              Total     Assets  Liabilities         Total
                        --------------------------------------------------------------------------------------
Excess of Tax
Over Book
Depreciation                  --           $  (19,951)         $ (19,951)        --   $  (39,190)    $ (39,190)
Undistributed
Earnings of
Foreign Affiliates            --             (116,562)          (116,562)        --     (125,511)     (125,511)
Investment in
Affiliates                    --              (53,989)           (53,989)        --      (37,115)      (37,115)
State Income
Taxes                    $ 9,599                   --              9,599    $22,875           --        22,875
Special and
Nonrecurring
Items                     24,145                   --             24,145     28,919           --        28,919
Other                     19,537              (32,449)           (12,912)    28,571      (19,876)        8,695
--------------------------------------------------------------------------------------------------------------
Total Deferred
Income Taxes             $53,281           $ (222,951)         $(169,670)   $80,365   $ (221,692)    $(141,327)

--------------------------------------------------------------------------------

   Income tax payments approximated $233.8 million, $306.1 million and $230.9 million for 1996, 1995 and 1994.

   The Internal Revenue Service has assessed the Company for additional taxes and interest for years 1989-1992. The assessment was based primarily on the treatment of transactions involving the Company's construction allowances and foreign operations. The Company believes that deposits already made will mitigate any further assessments arising from construction allowances. The Company strongly disagrees with the foreign operations assessment and is vigorously contesting the matter. Management believes resolution of this matter will not have a material adverse effect on the Company's results of operations or financial condition.

9. contingent stock redemption agreement

In connection with the reconfiguration of its business, the Company purchased from shareholders via a self-tender offer, 85 million shares of The Limited, Inc. common stock for approximately $1.615 billion on March 17, 1996. Leslie H. Wexner, Chairman and CEO of the Company, as well as the Company's founder and principal shareholder, did not participate in the self-tender. However, the Company entered into an agreement, as amended in 1996, which provides The Wexner Children's Trust the opportunity, commencing on February 1, 1998, and for a period of eight years thereafter (the exercise period), to require the Company to redeem up to 18.75 million shares for a price per share equal to $18.75 (a price equal to the price per share paid in the self-tender less $.25 per share). Under certain circumstances, lenders to the Trust, if any, may exercise this opportunity, beginning February 1, 1997. The Company received the opportunity to redeem an equivalent number of shares from the Trust at $25.07 per share for a period beginning on July 31, 2006, and for six months thereafter. As a result of these events, the Company has transferred $351.6 million to temporary equity identified as Contingent Stock Redemption Agreement in the Consolidated Balance Sheets. In addition, approximately $351.6 million has been designated as restricted cash to consummate either of the above rights (see Note 6). The terms of this agreement were approved by the Company's Board of Directors.

10. stock options and restricted stock

Under the Company's stock plans, officers, directors and key associates may be granted options to purchase the Company's common stock at the market price on the date of grant. The options generally vest 25% per year over the first four years of the grant and have a maximum term of ten years. Additionally, the Company grants restricted stock to officers and key associates that generally vest either on a graduated scale over four years or 100% at the end of a fixed vesting period, principally five years. A maximum of 17.3 million shares may be granted under the plans.

   The Company adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," effective with the 1996 financial statements, but elected to continue to measure compensation expense in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense for stock options has been recognized. If compensation expense had been determined based on the estimated fair value of options granted in 1995 and 1996, consistent with the methodology in SFAS 123, the pro-forma effects on the Company's net income and net income per share would have been immaterial. The pro-forma effect on net income for 1996 would not be representative of the pro-forma effect on net income in future years because it does not take into consideration grants made prior to 1995.

   In 1996, 1995 and 1994, approximately 468,000, 569,000 and 848,000 restricted shares of the Company's common stock were granted to certain officers and key associates. The market value of the shares at the date of grant amounted to $8.3 million in 1996, $10.0 million in 1995 and $16.7 million in 1994 and is being amortized on a straight-line basis as compensation expense over the vesting period. In 1995, 129,000 restricted shares which had been granted to IBI associates were canceled and exchanged, on a fair value basis, for IBI restricted stock. The compensation expense charged against income for restricted stock grants amounted to $9.1 million in 1996 and 1995, and $7.3 million in 1994.

-------------------------------------------------------------------------------
The following table summarizes information about stock options outstanding at February 1, 1997:

--------------Options Outstanding-------------------  -----Options Exercisable-
                                 Weighted   Weighted                   Weighted
Range of        Number            Average    Average       Number       Average
Exercise   Outstanding          Remaining   Exercise  Exercisable   Exercisable
  Prices     at 2/1/97   Contractual Life      Price    at 2/1/97         Price
 $15-$17     1,647,000          7.0 years        $16      493,000           $15
 $17-$18     2,713,000          7.4 years        $17    1,077,000           $17
 $20-$22     2,341,000          5.6 years        $21    1,794,000           $21
 $24-$27       905,000          5.0 years        $24      905,000           $24
  $9-$31     1,593,000          6.5 years        $19      980,000           $20
-------------------------------------------------------------------------------
  $9-$31     9,199,000          6.5 years        $19    5,249,000           $20

-------------------------------------------------------------------------------

40  the limited inc 1996 annual report

--------------------------------------------------------------------------------
A summary of option activity for 1994, 1995 and 1996 follows:

                                            Number of          Weighted Average
1994                                           Shares    Option Price Per Share
                                          --------------------------------------
Outstanding at Beginning of Year            7,183,000                    $19.87
Granted                                     2,122,000                     17.19
Exercised                                    (393,000)                    11.44
Canceled                                     (498,000)                    21.49
--------------------------------------------------------------------------------
Outstanding at End of Year                  8,414,000                    $19.56
--------------------------------------------------------------------------------
Options Exercisable at Year-End             4,100,000

1995
Outstanding at Beginning of Year            8,414,000                    $19.56
Granted                                     2,196,000                     17.81
Exercised                                    (280,000)                    12.43
Canceled                                   (1,188,000)                    19.90
--------------------------------------------------------------------------------
Outstanding at End of Year                  9,142,000                    $19.32
--------------------------------------------------------------------------------
Options Exercisable at Year-End             4,800,000

1996
Outstanding at Beginning of Year            9,142,000                    $19.32
Granted                                     1,899,000                     17.30
Exercised                                    (531,000)                    14.89
Canceled                                   (1,311,000)                    19.45
--------------------------------------------------------------------------------
Outstanding at End of Year                  9,199,000                    $19.14
--------------------------------------------------------------------------------
Options Exercisable at Year-End             5,249,000

--------------------------------------------------------------------------------

   In 1995, the Company established a stock option plan for officers and key associates of IBI. In connection with the IBI initial public offering, associates of IBI were permitted to exchange on a fair value basis 1995 stock options of The Limited, Inc., for stock options granted by IBI. Cancellations during 1995 included 347,500 shares granted to IBI associates which were exchanged for options of IBI common stock.

11. retirement benefits

The Company sponsors a defined contribution retirement plan. Participation in this plan is available to all associates who have completed 1,000 or more hours of service with the Company during certain 12-month periods and attained the age of 21. Company contributions to this plan are based on a percentage of associates' annual compensation. The cost of this plan was $33.1 million in 1996, $30.5 million in 1995 and $26.7 million in 1994.

12. fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

current assets, current liabilities and restricted cash

The carrying value of cash equivalents, restricted cash, accounts payable and accrued expenses approximates fair value because of their short maturity.

long-term debt

The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

interest rate swap agreement

The fair value of the interest rate swap is the estimated amount that the Company would receive or pay to terminate the swap agreement at the reporting date, taking into account current interest rates and the current creditworthiness of the swap counterparty.

--------------------------------------------------------------------------------
The estimated fair values of the Company's financial instruments are as follows
 (thousands):

                                         1996                       1995
                               Carrying          Fair     Carrying         Fair
                                 Amount         Value       Amount        Value
                              --------------------------------------------------
Long-Term Debt                $(650,000)    $(638,798)   $(650,000)   $(645,180)
Interest Rate Swaps               $(351)      $(5,267)       $(793)    $(10,194)

--------------------------------------------------------------------------------

13. quarterly financial data (unaudited)

--------------------------------------------------------------------------------
Summarized quarterly financial results for 1996 and 1995 follow (thousands except per share amounts):


1996 QUARTER                      First        Second        Third       Fourth
                             ---------------------------------------------------
Net Sales                    $1,787,943    $1,895,601   $1,994,986   $2,966,261
Gross Income                    469,541       491,909      555,374      979,755
Net Income                       28,152        33,150      159,513      213,393
Net Income Per Share               0.09          0.12         0.59         0.78
Net Income Per Share
(Excluding Gain on Sale of
Subsidiary Stock)                 $0.09         $0.12        $0.15        $0.78

1995 QUARTER
Net Sales                    $1,588,134    $1,718,643   $1,803,295   $2,771,365
Gross Income                    402,666       423,696      452,958      808,212
Net Income                       39,211        48,762      657,313      216,225
Net Income Per Share               0.11          0.14         1.83         0.60
Net Income Per Share
(Excluding Gain on Sale of
Subsidiary Stock)                 $0.11         $0.14        $0.12        $0.50

--------------------------------------------------------------------------------

                                          the limited inc 1996 annual report  41
financials

MARKET PRICE AND DIVIDEND INFORMATION

--------------------------------------------------------------------------------


                                Market Price    Cash Dividend
FISCAL YEAR END 1996         High           Low     Per Share
                          -----------------------------------
4th Quarter               $20 1/8       $16 5/8          $.10
3rd Quarter                20 1/4        17 3/4           .10
2nd Quarter                    22        18 1/4           .10
1st Quarter               $20 3/4       $16 5/8          $.10

FISCAL YEAR END 1995

4th Quarter               $19 1/2       $15 1/4          $.10
3rd Quarter                21 1/2        17 7/8           .10
2nd Quarter                22 7/8            20           .10
1st Quarter               $23 1/4       $16 5/8          $.10

--------------------------------------------------------------------------------

The Company's common stock is traded on the New York Stock Exchange ("LTD") and the London Stock Exchange. On February 1, 1997, there were 75,484 shareholders of record. However, when including active associates who participate in the Company's stock purchase plan, associates who own shares through Company-sponsored retirement plans and others holding shares in broker accounts under street names, the Company estimates the shareholder base at approximately 117,000.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of The Limited, Inc.

We have audited the accompanying consolidated balance sheets of The Limited, Inc. and subsidiaries as of February 1, 1997 and February 3, 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three fiscal years in the period ended February 1, 1997 (on pages 34-41). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Limited, Inc. and subsidiaries as of February 1, 1997 and February 3, 1996 and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended February 1, 1997 in conformity with generally accepted accounting principles.

Coopers & Lybrand L.L.P.
Columbus, Ohio
February 24, 1997



42  the limited inc 1996 annual report