Form 10-K, Exhibit 13
period 1998-01-31
LIMITED INC
filed 1998-04-29
CIK 701985

                                                                      EXHIBIT 13
                                                                      ----------
                                                                      financials

Financial Summary
--------------------------------------------------------------------------------
(Thousands except per share amounts, ratios and store and associate data)


                                               1997           1996      A B E 1995             1994          A 1993            1992
SUMMARY OF OPERATIONS
------------------------------------------------------------------------------------------------------------------------------------
Net Sales                                $9,188,804     $8,644,791      $7,881,437       $7,320,792      $7,245,088      $6,944,296
 ....................................................................................................................................
Gross Income                             $2,817,977     $2,496,579      $2,087,532       $2,114,363      $1,958,835      $1,990,740
 ....................................................................................................................................
Operating Income                           $480,099       $636,067        $613,349         $798,989        $701,556        $788,698
 ....................................................................................................................................
Operating Income
as a Percentage of Sales                       5.2%           7.4%            7.8%            10.9%            9.7%           11.4%
 ....................................................................................................................................
Adjusted Operating
Income                                    C$706,314      C$648,067       C$612,035          798,989       C$698,939        $788,698
 ....................................................................................................................................
Adjusted Operating
Income as a
Percentage of Sales                           C7.7%          C7.5%           C7.8%            10.9%           C9.6%           11.4%
 ....................................................................................................................................
Net Income                                 $217,390       $434,208        $961,511         $448,343        $390,999        $455,497
 ....................................................................................................................................
Net Income as a
Percentage of Sales                            2.4%           5.0%           12.2%             6.1%            5.4%            6.6%
 ....................................................................................................................................
Adjusted Net Income                       D$341,199      D$321,830       D$311,230         $448,343       D$389,382       D$446,380
 ....................................................................................................................................
Adjusted Net Income
as a Percentage of Sales                      D3.7%          D3.7%           D4.0%             6.1%           D5.4%           D6.4%

PER SHARE RESULTS
------------------------------------------------------------------------------------------------------------------------------------
Net Income Per Basic Share                    $0.80          $1.55           $2.69            $1.25           $1.09           $1.26
 ....................................................................................................................................
Net Income Per Diluted Share                  $0.79          $1.54           $2.68            $1.25           $1.08           $1.25
 ....................................................................................................................................
Adjusted Net Income
Per Diluted Share                            D$1.24         D$1.14          D$0.87            $1.25          D$1.08          D$1.23
 ....................................................................................................................................
Dividends                                     $0.48          $0.40           $0.40            $0.36           $0.36           $0.28
 ....................................................................................................................................
Book Value                                    $7.50          $7.09           $9.01            $7.72           $6.82           $6.25
 ....................................................................................................................................
Weighted Average Diluted
Shares Outstanding                          274,483        282,053         358,371          358,601         363,234         363,738

OTHER FINANCIAL INFORMATION
------------------------------------------------------------------------------------------------------------------------------------
Total Assets                             $4,300,761     $4,120,002      $5,266,563       $4,570,077      $4,135,105      $3,846,450
 ....................................................................................................................................
Return on Average Assets                         5%             9%             20%              10%             10%             13%
 ....................................................................................................................................
Adjusted Return on
Average Assets                                  D8%            D7%             D6%              10%            D10%            D12%
 ....................................................................................................................................
Working Capital                            $937,739       $638,204      $2,018,960       $1,750,111      $1,513,181      $1,063,352
 ....................................................................................................................................
Current Ratio                                   1.9            1.7             3.5              3.2             3.1             2.5
 ....................................................................................................................................
Capital Expenditures                       $404,602       $409,260        $374,374         $319,676        $295,804        $429,545
 ....................................................................................................................................
Long-Term Debt                             $650,000       $650,000        $650,000         $650,000        $650,000        $541,639
 ....................................................................................................................................
Debt-to-Equity Ratio                            32%            34%             20%              24%             27%             24%
 ....................................................................................................................................
Shareholders' Equity                     $2,044,957     $1,922,582      $3,201,041       $2,760,956      $2,441,293      $2,267,617
 ....................................................................................................................................
Return on Average
Shareholders' Equity                            11%            17%             32%              17%             17%             22%
 ....................................................................................................................................
Adjusted Return on Average
Shareholders' Equity                           D17%           D16%            D10%              17%            D17%            D22%
 ....................................................................................................................................
Comparable Store Sales
Increase (Decrease)                              0%             3%            (2%)             (3%)            (1%)              2%

STORES AND ASSOCIATES AT END OF YEAR
------------------------------------------------------------------------------------------------------------------------------------
Total Number of
Stores Open                                   5,640          5,633           5,298            4,867           4,623           4,425
 ....................................................................................................................................
Selling Square Feet                      28,400,000     28,405,000      27,403,000       25,627,000      24,426,000      22,863,000
 ....................................................................................................................................
Number of Associates                        131,000        123,100         106,900          105,600          97,500         100,700


                                             B 1991         B 1990        A E 1989           B 1988            1987
SUMMARY OF OPERATIONS
-------------------------------------------------------------------------------------------------------------------
Net Sales                                $6,149,218     $5,253,509      $4,647,916       $4,070,777      $3,527,941
 ...................................................................................................................
Gross Income                             $1,793,543     $1,630,439      $1,446,635       $1,214,703        $992,775
 ...................................................................................................................
Operating Income                           $712,700       $697,537        $625,254         $467,418        $408,872
 ...................................................................................................................
Operating Income
as a Percentage of Sales                      11.6%          13.3%           13.5%            11.5%           11.6%
 ...................................................................................................................
Adjusted Operating
Income                                     $712,700       $697,537        $625,254         $467,418        $408,872
 ...................................................................................................................
Adjusted Operating
Income as a
Percentage of Sales                           11.6%          13.3%           13.5%            11.5%           11.6%
 ...................................................................................................................
Net Income                                 $403,302       $398,438        $346,926         $245,136        $235,188
 ...................................................................................................................
Net Income as a
Percentage of Sales                            6.6%           7.6%            7.5%             6.0%            6.7%
 ...................................................................................................................
Adjusted Net Income                        $403,302       $398,438        $346,926         $245,136        $235,188
 ...................................................................................................................
Adjusted Net Income
as a Percentage of Sales                       6.6%           7.6%            7.5%             6.0%            6.7%

PER SHARE RESULTS
-------------------------------------------------------------------------------------------------------------------
Net Income Per Basic Share                    $1.12          $1.11           $0.97            $0.68           $0.63
 ...................................................................................................................
Net Income Per Diluted Share                  $1.11          $1.10           $0.96            $0.68           $0.62
 ...................................................................................................................
Adjusted Net Income
Per Diluted Share                             $1.11          $1.10           $0.96            $0.68           $0.62
 ...................................................................................................................
Dividends                                     $0.28          $0.24           $0.16            $0.12           $0.12
 ...................................................................................................................
Book Value                                    $5.19          $4.33           $3.45            $2.64           $2.04
 ...................................................................................................................
Weighted Average Diluted
Shares Outstanding                          363,594        362,044         361,288          360,186         376,626

OTHER FINANCIAL INFORMATION
-------------------------------------------------------------------------------------------------------------------
Total Assets                             $3,418,856     $2,871,878      $2,418,486       $2,145,506      $1,929,477
 ...................................................................................................................
Return on Average Assets                        13%            15%             15%              12%             13%
 ...................................................................................................................
Adjusted Return on
Average Assets                                  13%            15%             15%              12%             13%
 ...................................................................................................................
Working Capital                          $1,084,205       $884,004        $685,524         $567,639        $629,783
 ...................................................................................................................
Current Ratio                                   3.1            2.8             2.4              2.2             2.9
 ...................................................................................................................
Capital Expenditures                       $523,082       $428,844        $318,427         $288,972        $283,590
 ...................................................................................................................
Long-Term Debt                             $713,758       $540,446        $445,674         $517,952        $681,000
 ...................................................................................................................
Debt-to-Equity Ratio                            38%            35%             36%              55%             93%
 ...................................................................................................................
Shareholders' Equity                     $1,876,792     $1,560,052      $1,240,454         $946,207        $729,171
 ...................................................................................................................
Return on Average
Shareholders' Equity                            23%            28%             32%              29%             31%
 ...................................................................................................................
Adjusted Return on Average
Shareholders' Equity                            23%            28%             32%              29%             31%
 ...................................................................................................................
Comparable Store Sales
Increase (Decrease)                              3%             3%              9%               8%              3%

STORES AND ASSOCIATES AT END OF YEAR
-------------------------------------------------------------------------------------------------------------------
Total Number of
Stores Open                                   4,194          3,760           3,344            3,497           3,115
 ...................................................................................................................
Selling Square Feet                      20,355,000     17,008,000      14,374,000       14,296,000      12,795,000
 ...................................................................................................................
Number of Associates                         83,800         72,500          63,000           56,700          50,200

A Includes the results of companies disposed of up to the disposition date. Effective April 30, 1989, the Company sold its Lerner Woman Division, effective August 31, 1993, the Company sold 60% of its interest in Brylane, Inc. and effective January 31, 1996 the Company sold 60% of its interest in World Financial Network National Bank.
B Includes the results of Abercrombie & Fitch subsequent to the February 1, 1988 acquisition date, Penhaligon's subsequent to the July 2, 1990 acquisition date, Gryphon subsequent to June 1, 1991 when the Company acquired a controlling interest and Galyan's subsequent to the July 2, 1995 acquisition date.
C Excludes the effect on operating income of special and nonrecurring items of ($213,215) in 1997, ($12,000) in 1996, $1,314 in 1995 (see Note 2 to the
     Consolidated Financial Statements) and $2,617 in 1993. Additionally, inventory liquidation charges of ($13,000) related to Henri Bendel store closings are excluded from 1997.
D In addition to excluding special charges listed in (c) above, excludes the effect on net income of the gain resulting from the initial public offerings of $8,606 for Brylane, Inc. in 1997, $118,178 for a 15.8% interest in Abercrombie & Fitch in 1996, $649,467 for a 16.9% interest in Intimate Brands, Inc. in 1995 (see Note 1 to the Consolidated Financial Statements) and $9,117 for United Retail Group in 1992.
E    Fifty-three-week fiscal year.
--------------------------------------------------------------------------------
financials

Management's Discussion and Analysis

Results of Operations

Net sales for the fourth quarter of 1997 grew 10% to $3.268 billion from $2.966 billion for the same period a year ago. Net income was $85.3 million versus $213.4 million in the fourth quarter of 1996, and earnings per diluted share were $.31 versus $.78 in the fourth quarter of 1996. Excluding special and nonrecurring items and inventory liquidation charges associated with the closing of five Henri Bendel stores, net income was $252.5 million versus $220.2 million in the fourth quarter of 1996, and earnings per diluted share were $.91 versus $.81 in the fourth quarter of 1996.

     As a result of an ongoing review of the Company's retail businesses and investments as well as implementation of initiatives intended to promote and strengthen the Company's various retail brands (including closing businesses, identification and disposal of non-core assets and identification of store locations not consistent with a particular brand) during the fourth quarter of 1997, the Company recognized total charges of $289 million (approximately $30 million after-tax cash impact) or $.60 per diluted share, consisting of $276 million in special and nonrecurring charges and a $13 million cost of sales charge for inventory liquidation at Henri Bendel. These charges included:

 . A $68 million charge for closing the 118 store Cacique lingerie business effective January 31, 1998. The amount includes $38 million in cash charges relating to cancellation of merchandise on order and other exit costs such as severance, service contract termination fees and lease termination costs;

 . $95 million in charges related to Henri Bendel, which include an $82 million special and nonrecurring charge related to streamlining Henri Bendel from six stores to a one-store operation by September 1, 1998. The amount includes $56 million in cash charges that are recorded in other current liabilities. In addition, the Company incurred a $13 million cost of sales charge for inventory liquidation. The charge to cost of sales is in accordance with Emerging Issues Task Force ("EITF") Issue No. 96-9, "Classification of Inventory Markdowns and Other Costs Associated with a Restructuring";

 . $86 million of impaired asset charges related principally to the women's apparel businesses, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This charge has no cash impact but is an SFAS No. 121 required accounting adjustment to measure the fair value of store assets, and will provide a noncash benefit in future periods from reduced depreciation and amortization;

 . A $28 million provision for closing or downsizing approximately 80 oversized stores, primarily in the Limited, Lane Bryant, Lerner New York and Express women's businesses, and a $12 million write-down to net realizable value of a real estate investment previously acquired in connection with closing and downsizing certain stores.

     Net sales for the fiscal year ended January 31, 1998, increased 6% to $9.189 billion from sales of $8.645 billion for the same period ended February 1, 1997. Net income was $217.4 million, or $.79 per diluted share, compared to $434.2 million, or $1.54 per diluted share last year.

     Excluding the impact of special and nonrecurring items, gains in connection with initial public offerings ("IPO"), and the Henri Bendel inventory liquidation charges, the Company would have earned $1.24 per diluted share compared to last year's $1.14. These excluded items consisted of: 1) $213.2 million related to the previously described fourth quarter charges that was net of a third quarter net gain of $62.8 million related principally to the sale of approximately one-half of the Company's investment in Brylane, Inc. ("Brylane"), a 26% owned (post-IPO) catalogue retailer; 2) in 1997, a pretax gain of $8.6 million in connection with the IPO of Brylane; 3) $12 million of special and nonrecurring charges in 1996 related to the April 1997 sale of Penhaligon's; and
4) in 1996, a gain of $118.2 million resulting from the Abercrombie & Fitch ("A&F") IPO.

     Business highlights for 1997 include the following:

 . Intimate Brands, Inc. ("IBI"), led by strong performances at Bath & Body Works and Victoria's Secret Stores, recorded earnings per diluted share of $1.14, compared to $1.02 in 1996, including special and nonrecurring charges of $.16 in 1997 and $.03 in 1996.

 . A&F delivered 1997 earnings per diluted share of $.94, a 74% increase over 1996 as comparable store sales increased 21% on top of 13% for 1996.

 . However, much of the gains from IBI and A&F were offset by a decline in operating income for each of the women's businesses, which finished the year with a pretax operating loss aggregating $268 million, including special and nonrecurring charges of $187 million and the $13 million inventory liquidation charge related to the closing of five Henri Bendel stores.

 . Limited Too led the emerging businesses with a significant improvement in operating income and 20% comparable store sales gains.

 . During the year, the Company also completed the sales of its interests in the Newport Office Tower in Jersey City, New Jersey, and The Mall at Tuttle Crossing in Columbus, Ohio, and approximately one-half of its interest in Brylane for cash proceeds of $343.2 million.

 . On February 17, 1998, a registration statement was filed with the Securities and Exchange Commission in connection with a plan to establish A&F as a fully independent company via a tax-free exchange offer pursuant to which The Limited shareholders will be given an opportunity to tender some or all of their shares of The Limited in return for shares of A&F. The transaction is subject to certain customary conditions.

 . On February 20, 1998, the Company entered into a definitive agreement with Pinault Printemps-Radoute to sell its remaining 2.6 million shares of Brylane for $51 per share, generating net cash proceeds of $131 million. The transaction is expected to close in the first quarter of 1998.

     The Company does not believe that the consummation of the transactions and the taking of the other actions outlined above will have a material effect on the Company's liquidity (i.e., its ability to provide the resources to support operations, projected growth, seasonal requirements and capital expenditures). Furthermore, although the Company believes that such transactions and other actions should have a favorable impact on the Company's results of operations, there can be no assurance with respect to the effect of these actions.

                                                                      financials



The following summarized financial data compares 1997 to the comparable periods for 1996 and 1995 (millions):


                                                                     % Change
                              1997         1996       1995     1997-96     1996-95
Net Sales
----------------------------------------------------------------------------------
Express                     $1,189       $1,386     $1,445       (14%)        (4%)
 ..................................................................................
Lerner New York                946        1,045      1,005        (9%)         4%
 ..................................................................................
Lane Bryant                    907          905        903         --          --
 ..................................................................................
The Limited                    776          855        850        (9%)         1%
 ..................................................................................
Henri Bendel                    83           91         91        (9%)         --
----------------------------------------------------------------------------------
Total Women's Brands        $3,901       $4,282     $4,294        (9%)         --


Structure                      660          660        576         --          15%
 ..................................................................................
Limited Too                    322          259        214         24%         21%
 ..................................................................................
Galyan's Trading Co.
(since 7/2/95)                 160          108         45         48%         n/m
 ..................................................................................
Other                            6            4         --         n/m         n/m
----------------------------------------------------------------------------------
Total Emerging Brands       $1,148       $1,031       $835         11%         23%


Victoria's Secret Stores     1,702        1,450      1,286         17%         13%
 ..................................................................................
Victoria's Secret
Catalogue                      734          684        661          7%          3%
 ..................................................................................
Bath & Body Works            1,057          753        475         40%         59%
 ..................................................................................
Cacique                         95           88         80          8%         10%
 ..................................................................................
Other                           30           22         15         n/m         n/m
----------------------------------------------------------------------------------
Total Intimate
Brands                      $3,618       $2,997     $2,517         21%         19%


Abercrombie & Fitch           $522         $335       $235         56%         43%
----------------------------------------------------------------------------------
Total Net Sales             $9,189       $8,645     $7,881          6%         10%


Operating Income
----------------------------------------------------------------------------------
Women's Brands              A$(268)         $64       E$54         n/m         19%
 ..................................................................................
Emerging Brands
and Other                     B159           68       F149        134%        (54%)
 ..................................................................................
Intimate Brands               C505         D458        386         10%         19%
 ..................................................................................
Abercrombie & Fitch             84           46         24         83%         92%
----------------------------------------------------------------------------------
Total Operating Income        $480         $636       $613        (25%)         4%

A 1997 includes special and nonrecurring charges of approximately $187 million relating to the closure of five out of six Henri Bendel stores and charges associated with asset valuation impairment and the closure and downsizing of certain stores, plus $13 million in inventory liquidation charges associated with the Henri Bendel closings.

B 1997 includes $42 million of special and nonrecurring income relating to the gain from the sale of approximately one-half of the Company's interest in Brylane, offset by a valuation adjustment on an investment.

C 1997 includes a $68 million charge related to the closing of the Cacique business effective January 31, 1998.

D 1996 includes a special and nonrecurring charge of $12 million for revaluation of certain assets in connection with the sale of Penhaligon's in April 1997.

E 1995 includes a special and nonrecurring charge of approximately $48 million, primarily for store closings and downsizings.

F 1995 includes 100% of WFNNB's operating income of $114 million before interest expense versus $4 million, representing 40% of net income of $11 million in 1996; 1995 also includes an approximate $73 million gain from the sale of a 60% interest in WFNNB, partially offset by $23 million of special and nonrecurring charges representing write-downs to net realizable value of certain assets.

n/m not meaningful



The following summarized financial data compares 1997 to the comparable periods for 1996 and 1995:


                          1997      1996     1995
Comparable Store Sales:
----------------------------------------------------------------------------------
Express                   (15%)     (6%)     (2%)
 ..................................................................................
Lerner New York            (5%)      8%      (1%)
 ..................................................................................
Lane Bryant                 1%       0%      (8%)
 ..................................................................................
The Limited                (7%)      3%      (4%)
 ..................................................................................
Henri Bendel              (13%)     (5%)      6%
----------------------------------------------------------------------------------
Total Women's Brands       (8%)      0%      (3%)


Structure                  (3%)      7%      (9%)
 ..................................................................................
Limited Too                20%       8%      (4%)
 ..................................................................................
Galyan's Trading Co.
(since 7/2/96)              0%      12%      --
----------------------------------------------------------------------------------
Total Emerging Brands       3%       7%      (8%)


Victoria's Secret Stores   11%       5%      (1%)
 ..................................................................................
Bath & Body Works          11%      11%      21%
 ..................................................................................
Cacique                    10%       8%     (20%)
----------------------------------------------------------------------------------
Total Intimate Brands      11%       7%       1%


Abercrombie & Fitch        21%      13%       5%
----------------------------------------------------------------------------------
Total Comparable Store
Sales Increase (Decrease)   0%       3%      (2%)

                                                          % Change
                         1997     1996     1995      1997-96    1996-95
Store Data:
----------------------------------------------------------------------------------
Retail Sales Increase
Attributable to New
and Remodeled Stores        6%       8%       9%
 ..................................................................................
Retail Sales per
Average Selling
Square Foot              $295     $285     $272         4%         5%
 ..................................................................................
Retail Sales per
Average Store
(thousands)            $1,478   $1,453   $1,419         2%         2%
 ..................................................................................
Average Store Size
at End of Year
(selling square feet)   5,035    5,043    5,172        --         (2%)
 ..................................................................................
Retail Selling Square
Feet at End of Year
(thousands)            28,400   28,405   27,403        --          4%

Number of Stores:
----------------------------------------------------------------------------------
Beginning of Year       5,633    5,298    4,867
 ..................................................................................
  Opened                  315      470      504
 ..................................................................................
  Acquired (Sold)          (4)      --        6
 ..................................................................................
  Closed                 (304)    (135)     (79)
----------------------------------------------------------------------------------
End of Year             5,640    5,633    5,298
----------------------------------------------------------------------------------

Net Sales
Fourth quarter 1997 sales as compared to sales for the fourth quarter 1996 increased 10% to $3.268 billion due to 5% comparable store sales gains with the balance of the increase attributable to new and remodeled stores and increased catalogue sales. Thirteen-week fourth quarter 1996 sales as compared to sales for the fourteen-week fourth quarter 1995 increased 7% to $2.966 billion due to a 9%
financials

increase in sales attributable to new and remodeled stores and a 3% increase in comparable store sales, offset by a 5% decrease due to the fifty-third week in 1995.

     The 1997 retail sales increase of 6% was attributable to the Company adding 315 new stores, remodeling 206 stores and closing 186 stores (excluding closing 118 Cacique stores in January 1998 and the sale of four Penhaligon's stores in the first quarter of 1997). This net addition of 129 stores represents over 365,000 square feet of new retail selling space. For the year, average sales productivity increased 4% to $295 per square foot.

     In 1997, IBI accounted for 114% of the Company's total net sales increase and 39% of total Company sales. IBI posted a $620 million sales gain over the prior year due to the net addition of 223 stores (before the impact of the Cacique store closings and the Penhaligon's sale) representing over 650,000 new retail selling square feet, an 11% increase in comparable store sales and an 18% increase in catalogues mailed by Victoria's Secret Catalogue. Additionally, A&F reported a $186 million sales increase over the prior year, bolstered by a 21% increase in comparable store sales, while Limited Too experienced a $63 million sales increase over the prior year on a 20% increase in comparable store sales. However, sales at the women's businesses in 1997 declined $382 million from 1996, primarily due to an 8% decrease in comparable store sales, as well as a net decrease of 131 stores representing over 705,000 retail selling square feet, due principally to closures of underperforming locations.

     The 1996 retail sales increase of 10% was attributable to an 8% increase in sales due to the Company adding 470 new stores, remodeling 252 stores and closing 135 stores, and a 3% increase in comparable store sales, offset by a 1% decrease due to the fifty-third week in 1995. This net addition of 335 stores represents approximately 1 million square feet of new retail selling space. For the year, average sales productivity increased 5% to $285 per square foot.

     In 1996, IBI accounted for 63% of the annual sales increase, and nearly 35% of total Company sales, posting a $480 million sales increase over the prior year due to the net addition of 316 stores representing over 817,000 selling square feet, a 7% increase in comparable store sales and an 11% increase in catalogues mailed by Victoria's Secret Catalogue. Sales at the women's businesses in 1996 were flat to 1995, primarily due to flat comparable store sales. Disappointing results at Express, which experienced a 6% decline in comparable store sales, were offset by improved results at the Lerner New York and Limited businesses, which had 8% and 3% increases in comparable store sales. In addition, the overall sales increase for the Company included sales increases at Structure, A&F and Limited Too, which experienced 7%, 13% and 8% increases in comparable store sales.

Gross Income

Gross income increased to 35.4% as a percentage of sales for the fourth quarter 1997 from 33.0% for the fourth quarter 1996. The merchandise margin rate (representing gross income before deduction of buying and occupancy costs), increased 2.3%, expressed as a percentage of sales, due principally to improved initial markup ("IMU"), which was partially offset by a slightly higher markdown rate and the $13 million Henri Bendel inventory liquidation charge (.4% of sales). Buying and occupancy costs, expressed as a percentage of sales, were flat for the fourth quarter as compared to last year.

     Gross income, expressed as a percentage of sales, was 33.0% for the fourth quarter 1996 compared to 29.2% for the fourth quarter 1995. The merchandise margin rate increased 3.4%, expressed as a percentage of sales, due principally to improved IMU and lower markdown rates, as the Company was less price-promotional than the year before. Buying and occupancy costs decreased
 .4%, expressed as a percentage of sales, primarily due to sales productivity associated with the 3% increase in comparable store sales.

     The Company's 1997 gross income rate increased 1.8% to 30.7% as compared to 1996. The merchandise margin rate increased 1.7% due principally to improved IMU, while buying and occupancy costs, expressed as a percentage of sales, were flat to last year.

     The 1996 gross income rate of 28.9% increased 2.4% as compared to 1995. Merchandise margins, expressed as a percentage of sales, increased 1.7%, due principally to improved initial markup. Buying and occupancy costs decreased .7% expressed as a percentage of sales, primarily due to sales productivity associated with the 3% increase in comparable store sales.

General, Administrative and Store Operating Expenses

General, administrative and store operating expenses increased to 20.8%, expressed as a percentage of sales, in the fourth quarter of 1997, compared to 18.7% in the fourth quarter of 1996. This increase was attributable to: 1) a 2.5% rate increase at the IBI businesses (discussed below) combined with an increase of IBI sales in the total Company mix to 42.7% from 39.1%; 2) the inability to leverage these expenses at the women's businesses due to disappointing sales performance; and 3) additional compensation charges for restricted stock plans.

     IBI's increase is primarily the result of advertising costs at Victoria's Secret Stores, the growth of Bath & Body Works in the overall mix of IBI net sales from 25.1% in fiscal 1996 to 29.2% in fiscal 1997 and an increase in restricted stock plan compensation expense. Due to an emphasis on point-of-sale marketing and sales floor coverage for personal care products, Bath & Body Works has higher store operating expenses as a percentage of net sales, which has been more than offset by higher gross margins.

     The Company anticipates that these expenses, expressed as a percentage of sales, will increase slightly in 1998, since the IBI businesses, in particular Bath & Body Works, will represent a greater portion of total Company sales.

     General, administrative and store operating expenses, expressed as a percentage of sales, increased to 18.7% in the fourth quarter of 1996 compared to 17.7% in the fourth quarter of 1995. This financials


increase as a percentage of sales was attributable to a 2.2% rate increase at the IBI businesses and the inability to leverage expenses due to disappointing sales performance at the women's businesses, particularly Express.

     General, administrative and store operating expenses increased, expressed as a percentage of sales, to 23.1% in 1997, compared to 21.4% in 1996. This increase was primarily attributable to the reasons discussed above for the 1997 fourth quarter. These costs increased, expressed as a percentage of sales, to 21.4% in 1996 compared to 20.0% in 1995, also primarily due to reasons discussed above for fourth quarter 1996.

Special and Nonrecurring Items

As described in Note 2 to the Consolidated Financial Statements, the Company recognized special and nonrecurring charges of $276 million during the fourth quarter of 1997 comprised of: 1) a $68 million charge for the closing of the Cacique lingerie business effective January 31, 1998; 2) an $82 million charge related to streamlining the Henri Bendel business from six stores to one store;
3) an $86 million impaired-asset charge in accordance with SFAS No. 121, related principally to the women's apparel businesses, covering certain store locations where the asset carrying values are permanently impaired; and 4) a $28 million provision for closing and downsizing approximately 80 oversized stores primarily within the Limited, Lerner New York, Lane Bryant and Express women's businesses and for a $12 million write-down to net realizable value of a real estate investment previously acquired in connection with closing and downsizing certain stores. Additionally, the Company recognized a $13 million charge to cost of sales in the fourth quarter of 1997 for inventory liquidation in accordance with EITF Issue No. 96-9. The Company, in accordance with EITF Issue No. 94-3, anticipates charges for severance and other associate termination costs for Henri Bendel in the first quarter of 1998 (the period the associates are notified). Additionally, the Company recognized a net $62.8 million pretax gain during the third quarter of 1997 relating to the sale of approximately one-half of its investment in Brylane, partially offset by valuation adjustments on certain assets where the carrying values were permanently impaired.

     In 1996, the Company recorded a $12 million pretax, special and nonrecurring charge in connection with the 1997 sale of Penhaligon's, a U.K.-based subsidiary of IBI.

     In the fourth quarter of 1995, the Company recognized a $73.2 million pretax gain in connection with the sale of a 60% interest in the Company's wholly-owned credit card bank, World Financial Network National Bank ("WFN"). In addition, the Company recognized a special and nonrecurring charge during the fourth quarter of 1995 of approximately $71.9 million. Of this amount, $25.8 million was provided for the closing of 26 stores and $19.8 million was provided for the downsizing of 33 stores, primarily at Limited and Lerner New York. The remaining charge of approximately $26.3 million represented the write-down to market or net realizable value of certain assets arising from nonoperating activities. The net pretax gain from these special and nonrecurring items was $1.3 million.

Operating Income

Fourth quarter operating income, expressed as a percentage of sales, was 6.1% in 1997, compared to 13.9% in 1996, and for the year was 5.2% in 1997 compared to 7.4% in 1996. Excluding charges for special and nonrecurring items in both years and the Henri Bendel inventory liquidation charge in 1997, fourth quarter operating income, expressed as a percentage of sales, would have been 15.0% in 1997 compared to 14.3% in 1996, and for the year would have been 7.7% in 1997 compared to 7.5% in 1996. These increases were due to increases in the gross income rate, which more than offset the general, administrative and store operating expense rate increase.

     The fourth quarter operating income rate increased 2.4% in 1996, from 11.5% on an adjusted basis in 1995, and for the year increased .9% in 1996 from 6.5% on an adjusted basis in 1995. The 1995 rates were adjusted to reflect the 1995 sale of a 60% interest in WFN as if the sale was consummated at the beginning of the year. These increases were also due to increases in gross income, which more than offset the general, administrative and store operating expense rate increase.

Interest Expense

--------------------------------------------------------------------------------
                                FOURTH QUARTER                  YEAR

                               1997       1996       1997       1996      1995

Average Daily Borrowings
(millions)                    $891.4    $1,039.5    $835.9     $964.3    $887.7
 ................................................................................
Average Effective
Interest Rate                   8.07%       7.49%     8.22%      7.82%     8.73%
--------------------------------------------------------------------------------

Interest expense decreased by $1.5 million in the fourth quarter of 1997 and decreased by $6.6 million for the year. For the quarter, lower average borrowing levels reduced interest expense by $2.8 million, offset by a $1.3 million increase resulting from higher rates. For the year, lower average borrowing levels reduced interest expense by $10.0 million, offset by $3.4 million of increased expense due to higher interest rates.

Other Income

The $5.1 million decrease in other income for 1997 compared to 1996 was primarily attributable to approximately $10.5 million of interest income earned in the first quarter of 1996, which arose from $1.615 billion of temporarily invested funds that were used to consummate the Company's self-tender in March 1996. Excluding this $10.5 million in 1996, interest earnings increased $5.4 million from higher temporary investments in 1997, $3.5 million of which was realized in the fourth quarter.

Gains in Connection with Initial Public Offerings

As discussed in Note 1 to the Consolidated Financial Statements, the Company recognized a pretax gain of $8.6 million during the first quarter of 1997, in connection with the IPO of Brylane, a 26% owned (post-IPO) catalogue retailer. In 1996, the Company recognized a $118.2 million gain in connection with the IPO of a 15.8% interest (8.05 million shares) of A&F. In 1995, the Company recognized a $649.5 million gain in connection with the IPO financials of 16.9% (42.7 million shares) of the stock of IBI. The gains recorded by the Company in 1996 and 1995 were not subject to tax.

Other Data

There were a number of significant events in fiscal years 1997 and 1996 that impacted the comparability of the Company's net income per diluted share data. Although the following information is not intended to be presented in accordance with SEC guidelines for pro forma financial information, it is provided to assist in investors' understanding of the Company's results of operations.

 . In 1997 and 1996, the Company recognized $213.2 million and $12 million in special and nonrecurring charges along with the $13 million Henri Bendel inventory liquidation charge in 1997 as more fully described in Note 2 to the Consolidated Financial Statements. The impact of these charges also reduced earnings attributable to minority interest by $6.8 million and $1.0 million in 1997 and 1996.

 . The Company recognized pretax gains in connection with IPOs of $8.6 million and $118.2 million in 1997 and 1996 (see Note 1 to the Consolidated Financial Statements).

 . The Company repurchased 85 million shares via a self-tender and, as a result of investing funds used to facilitate the self-tender, recognized approximately $10.5 million of interest income in 1996 up to the effective date.

     Adjusted for the income tax effect (an $87 million expense in 1997 and a $1.0 million expense in 1996), earnings per diluted share would have increased $.45 per share in 1997 to $1.24 and would have decreased $.38 per share to $1.16 in 1996.

Acquisition

Effective July 2, 1995, the Company acquired all of the outstanding common stock of Galyan's for $18 million in cash and stock. The Company's financial statements include the results of operations of Galyan's since the acquisition date.


Financial Condition

The Company's balance sheet at January 31, 1998, provides continuing evidence of financial strength and flexibility. The Company's long-term debt-to-equity ratio declined to 32% at the end of 1997 from 34% in 1996, and working capital increased 47% over 1996 to $938 million. A more detailed discussion of liquidity, capital resources and capital requirements follows.

Liquidity and Capital Resources

Cash provided by operating activities, commercial paper backed by funds available under committed long-term credit agreements, and the Company's capital structure continue to provide the resources to support current operations, projected growth, seasonal requirements and capital expenditures.

--------------------------------------------------------------------------------
A summary of the Company's working capital position and capitalization follows (thousands):

                                                         A Adjusted
                                     1997         1996         1995         1995

Cash Provided by
Operating Activities             $589,981     $712,069     $340,732     $340,732
 ................................................................................
Working Capital                  $937,739     $638,204     $403,960   $2,018,960
 ................................................................................
Capitalization:
 ................................................................................
  Long-Term Debt                 $650,000     $650,000     $650,000     $650,000
 ................................................................................
  Shareholders' Equity          2,044,957    1,922,582    1,586,041    3,201,041
--------------------------------------------------------------------------------
Total Capitalization           $2,694,957   $2,572,582   $2,236,041   $3,851,041
--------------------------------------------------------------------------------
Additional Amounts
Available Under Long-
Term Credit Agreements         $1,000,000   $1,000,000   $1,000,000   $1,000,000

A Adjusted 1995 reflects the impact of the $1.615 billion repurchase of 85 million shares of common stock.
--------------------------------------------------------------------------------

     Net cash provided by operating activities totaled $590.0 million, $712.1 million and $340.7 million for 1997, 1996 and 1995 and continued to serve as the Company's primary source of liquidity.

--------------------------------------------------------------------------------

The Company considers the following to be several measures of liquidity and capital resources:

                                                         A Adjusted
                                     1997         1996         1995         1995

Debt-to-Equity Ratio                  32%          34%          41%          20%
(Long-Term Debt Divided by
Shareholders' Equity)
 ................................................................................
Debt-to-Capitalization Ratio          24%          25%          29%          17%
(Long-Term Debt Divided by
Total Capitalization)
 ................................................................................
Interest Coverage Ratio               11x          12x          12x          12x
(Income, Excluding Gain in
Connection with Initial Public
Offerings, Before Interest
Expense, Depreciation,
Amortization and Income Taxes
Divided by Interest Expense)
 ................................................................................
Cash Flow to Capital Investment      146%         174%          91%          91%
(Net Cash Provided by
Operating Activities Divided by
Capital Expenditures)

A Adjusted 1995 reflects the impact of the $1.615 billion repurchase of 85 million shares of common stock.
--------------------------------------------------------------------------------
financials

     Net cash provided from operating activities in 1997 decreased $122.1 million from the prior year principally due to an increase in income tax payments, that was partially offset by slightly higher income from operations adjusted for special and nonrecurring items and gains from initial public offerings.

     Investing activities included capital expenditures of $405 million, about half of which was for new and remodeled stores. Investing activities also included $235 million in net proceeds from the sales of the Newport Tower, an office building in Jersey City, New Jersey, and the Company's interest in The Mall at Tuttle Crossing in Columbus, Ohio, and $108.3 million of net proceeds from the third quarter sale of slightly less than one-half of the Company's investment in Brylane. In 1996, $41.3 million was invested in the Alliance Data Systems (formerly WFN) credit card venture. 1995 reflects the acquisition of Galyan's, the proceeds from the securitization of WFN's credit card receivables of $1.2 billion (see Note 3 to the Consolidated Financial Statements) and the transfer of $351.6 million to a restricted cash account (see Note 6 to the Consolidated Financial Statements).

     Cash used for financing activities for 1997 reflects an increase in the quarterly dividend to $.12 per share from $.10 per share in 1996. Financing activities in 1996 included proceeds from and repayment of $150 million in short-term debt borrowed by A&F and net proceeds of $118.2 million from A&F's initial public offering. Financing activities also included $1.615 billion used to repurchase 85 million shares of the Company's common stock via the self-tender consummated in March 1996. Cash dividends paid in 1996 and 1995 were $.40 per share.

     At January 31, 1998, the Company had available $1 billion under its long-term credit agreement. The Company also has the ability to offer up to $250 million of additional debt securities under its shelf registration statement.


Stores and Selling Square Feet

--------------------------------------------------------------------------------

A summary of actual stores and selling square feet by business for 1997 and 1996, and the 1998 goals by business (including the impact of the estimated 280 stores that will be closed/downsized during the year) follows:

                                       End of Year               Change From

                            Goal 1998         1997         1996      1998-97       1997-96
EXPRESS
------------------------------------------------------------------------------------------
Stores                            712          753          753          (41)           --
 ..........................................................................................
Selling Square Ft.          4,481,000    4,739,000    4,726,000     (258,000)       13,000

LERNER NEW YORK
------------------------------------------------------------------------------------------
Stores                            668          746          784          (78)          (38)
 ..........................................................................................
Selling Square Ft.          5,041,000    5,698,000    5,984,000     (657,000)     (286,000)

LANE BRYANT
------------------------------------------------------------------------------------------
Stores                            760          773          832          (13)          (59)
 ..........................................................................................
Selling Square Ft.          3,666,000    3,735,000    3,980,000      (69,000)     (245,000)

THE LIMITED
------------------------------------------------------------------------------------------
Stores                            570          629          663          (59)          (34)
------------------------------------------------------------------------------------------
Selling Square Ft.          3,398,000    3,790,000    3,977,000     (392,000)     (187,000)

HENRI BENDEL
------------------------------------------------------------------------------------------
Stores                              1            6            6           (5)           --
 ..........................................................................................
Selling Square Ft.             35,000      113,000      113,000      (78,000)           --

STRUCTURE
------------------------------------------------------------------------------------------
Stores                            545          544          542            1             2
 ..........................................................................................
Selling Square Ft.          2,161,000    2,143,000    2,117,000       18,000        26,000

LIMITED TOO
------------------------------------------------------------------------------------------
Stores                            317          312          308            5             4
 ..........................................................................................
Selling Square Ft.          1,002,000      979,000      967,000       23,000        12,000

GALYAN'S TRADING CO.
------------------------------------------------------------------------------------------
Stores                             15           11            9            4             2
 ..........................................................................................
Selling Square Ft.          1,026,000      641,000      488,000      385,000       153,000

VICTORIA'S SECRET STORES
------------------------------------------------------------------------------------------
Stores                            874          789          736           85            53
 ..........................................................................................
Selling Square Ft.          3,795,000    3,555,000    3,326,000      240,000       229,000

BATH & BODY WORKS
------------------------------------------------------------------------------------------
Stores                          1,101          921          750          180           171
 ..........................................................................................
Selling Square Ft.          2,183,000    1,773,000    1,354,000      410,000       419,000

CACIQUE
------------------------------------------------------------------------------------------
Stores                             --           --          119           --          (119)
 ..........................................................................................
Selling Square Ft.                 --           --      365,000           --      (365,000)

PENHALIGON'S
------------------------------------------------------------------------------------------
Stores                             --           --            4           --            (4)
 ..........................................................................................
Selling Square Ft.                 --           --        2,000           --        (2,000)

ABERCROMBIE & FITCH
------------------------------------------------------------------------------------------
Stores                            186          156          127           30            29
 ..........................................................................................
Selling Square Ft.          1,453,000    1,234,000    1,006,000      219,000       228,000

ABERCROMBIE (KIDS)
------------------------------------------------------------------------------------------
Stores                             13           --           --           13            --
 ..........................................................................................
Selling Square Ft.             42,000           --           --       42,000            --

TOTAL RETAIL BUSINESSES
------------------------------------------------------------------------------------------
Stores                          5,762        5,640        5,633          122             7
 ..........................................................................................
Selling Square Ft.         28,283,000   28,400,000   28,405,000     (117,000)       (5,000)
------------------------------------------------------------------------------------------

                                                                      FINANCIALS

Capital Expenditures

Capital expenditures amounted to $404.6 million, $409.3 million and $374.4 million for 1997, 1996 and 1995, of which $194.4 million, $235.7 million and $274.5 million were for new stores and remodeling and expanding existing stores. In 1997 and 1996 the Company expended $55.3 million and $53.1 million on land acquisition and development costs. Also, in 1997 and 1996 the Company expended $30.2 million and $42.1 million in connection with the Bath & Body Works distribution center.

     The Company anticipates spending $480 to $500 million for capital expenditures in 1998, of which $270 to $295 million will be for new stores, the remodeling of existing stores and related improvements for the retail businesses, $50 to $60 million will be for information technology related to Year 2000 expenditures and $30 to $40 million will be for land acquisition and development costs, principally the Easton development project in Columbus, Ohio. The Company expects that substantially all 1998 capital expenditures will be funded by net cash provided by operating activities.

     The Company intends to reduce selling square footage by approximately 117,000 selling square feet in 1998, which represents a .4% decrease from year-end 1997. It is anticipated that the decrease will result from the closing of 250 stores offset by the addition of approximately 370 stores (over half of which are Bath & Body Works stores averaging 2,300 square feet) and the remodeling of approximately 125 stores.

Information Systems and "Year 2000" Compliance

The Company recently completed a comprehensive review of its information systems and is involved in an enterprise-wide program to update computer systems and applications in preparation for the year 2000. The Company will incur internal staff costs as well as outside consulting and other expenditures related to this initiative. Total expenditures related to remediation, testing, conversion, replacement and upgrading system applications are expected to range from $85 to $100 million from 1997 through 2000. Of the total, approximately $50 to $60 million will be capital expenditures related to acquisition and implementation of new package systems. The balance, approximately $35 to $40 million, will be expenses associated with remediation and testing of existing systems. Total incremental expenses, including depreciation and amortization of new package systems, remediation to bring current systems into compliance and writing off legacy systems, are not expected to have a material impact on the Company's financial condition during any year during the conversion process from 1997 through 2000. However, incremental expenses could total approximately $30 to $35 million in 1998, of which the majority will impact the first three fiscal quarters of 1998, at a rate of $9 to $10 million per quarter.

     The Company is attempting to contact vendors and others on whom it relies to assure that their systems will be converted in a timely fashion. However, there can be no assurance that the systems of other companies on which the Company's systems rely will also be converted in a timely fashion, or that any such failure to convert by another company would not have an adverse effect on the Company's systems. Furthermore, no assurance can be given that any or all of the Company's systems are or will be Year 2000 compliant, or that the ultimate costs required to address the Year 2000 issue or the impact of any failure to achieve substantial Year 2000 compliance will not have a material adverse effect on the Company's financial condition.

Impact of Inflation

The Company's results of operations and financial condition are presented based upon historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, the Company believes that the effects of inflation, if any, on the results of operations and financial condition have been minor.

Adoption of New Accounting Standards

During the fourth quarter of 1997, the Company adopted SFAS No. 128, "Earnings Per Share," which requires the Company to disclose basic and diluted earnings per share for all periods presented.

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." While the standard has no impact in determining earnings and earnings per share, the Company will adopt the disclosure standards in 1998.

Safe Harbor Statement Under the Private Securities Litigation Reform
Act of 1995

The Company cautions that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this Report, the Company's Form 10-K or made by management of the Company involve risks and uncertainties, and are subject to change based on various important factors. The following factors, among others, in some cases have affected and in the future could affect the Company's financial performance and actual results and could cause actual results for 1998 and beyond to differ materially from those expressed or implied in any such forward-looking statements: changes in consumer spending patterns, consumer preferences and overall economic conditions, the impact of competition and pricing, changes in weather patterns, political stability, currency and exchange risks and changes in existing or potential duties, tariffs or quotas, postal rate increases and charges, paper and printing costs, availability of suitable store locations at appropriate terms, ability to develop new merchandise and ability to hire and train associates.

Consolidated Statements of Income
--------------------------------------------------------------------------------
(Thousands except per share amounts)


                                                                     1997                    1996                         1995
Net Sales                                                      $9,188,804              $8,644,791                   $7,881,437
 ..............................................................................................................................
Costs of Goods Sold, Occupancy and Buying Costs                (6,370,827)             (6,148,212)                  (5,793,905)
------------------------------------------------------------------------------------------------------------------------------
Gross Income                                                    2,817,977               2,496,579                    2,087,532
 ..............................................................................................................................
General, Administrative and Store Operating Expenses           (2,124,663)             (1,848,512)                  (1,475,497)
 ..............................................................................................................................
Special and Nonrecurring Items, Net                              (213,215)                (12,000)                       1,314
------------------------------------------------------------------------------------------------------------------------------
Operating Income                                                  480,099                 636,067                      613,349
 ..............................................................................................................................
Interest Expense                                                  (68,728)                (75,363)                     (77,537)
 ..............................................................................................................................
Other Income, Net                                                  36,886                  41,972                       21,606
 ..............................................................................................................................
Minority Interest                                                 (56,473)                (45,646)                     (22,374)
 ..............................................................................................................................
Gain in Connection with Initial Public Offerings                    8,606                 118,178                      649,467
------------------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes                                        400,390                 675,208                    1,184,511
 ..............................................................................................................................
Provision for Income Taxes                                        183,000                 241,000                      223,000
------------------------------------------------------------------------------------------------------------------------------
Net Income                                                       $217,390                $434,208                     $961,511
------------------------------------------------------------------------------------------------------------------------------
Net Income Per Share:
 ..............................................................................................................................
  Basic                                                              $.80                    $1.55                        $2.69
 ..............................................................................................................................
  Diluted                                                            $.79                    $1.54                        $2.68
 ..............................................................................................................................

The accompanying Notes are an integral part of these Consolidated Financial Statements.
--------------------------------------------------------------------------------

Consolidated Statements of Shareholders' Equity
--------------------------------------------------------------------------------
(Thousands)

s                                                  COMMON STOCK                                            Treasury            Total
                                             Shares                                        Retained         Stock,    Shareholders'
                                        Outstanding        Par Value   Paid-In Capital     Earnings        at Cost           Equity

Balance, January 28, 1995                   357,604        $189,727           $132,938   $2,716,516      $(278,225)      $2,760,956
 ...................................................................................................................................
Net Income                                       --              --                 --      961,511             --          961,511
 ...................................................................................................................................
Cash Dividends                                   --              --                 --     (143,091)            --         (143,091)
 ...................................................................................................................................
Purchase of Treasury Stock                   (3,361)             --                 --           --        (55,239)         (55,239)
 ...................................................................................................................................
Common Shares Subject to
Contingent Stock Redemption Agreement            --          (9,375)            (7,639)    (334,586)            --         (351,600)
 ...................................................................................................................................
Stock Issued for Acquisition                    730              --              7,769           --          8,231           16,000
 ...................................................................................................................................
Exercise of Stock Options and Other             393              --              4,066           --          8,438           12,504
-----------------------------------------------------------------------------------------------------------------------------------
Balance, February 3, 1996                   355,366        $180,352           $137,134   $3,200,350      $(316,795)      $3,201,041
 ...................................................................................................................................
Net Income                                       --              --                 --      434,208             --          434,208
 ...................................................................................................................................
Cash Dividends                                   --              --                 --     (108,302)            --         (108,302)
 ...................................................................................................................................
Purchase of Treasury Stock                  (85,000)             --                 --           --     (1,615,000)      (1,615,000)
 ...................................................................................................................................
Exercise of Stock Options and Other             705              --              5,726           --          4,909           10,635
-----------------------------------------------------------------------------------------------------------------------------------
Balance, February 1, 1997                   271,071        $180,352           $142,860   $3,526,256    $(1,926,886)      $1,922,582
 ...................................................................................................................................
Net Income                                       --              --                 --      217,390             --          217,390
 ...................................................................................................................................
Cash Dividends                                   --              --                 --     (130,472)            --         (130,472)
 ...................................................................................................................................
Exercise of Stock Options and Other           1,729              --              5,158           --         30,299           35,457
-----------------------------------------------------------------------------------------------------------------------------------
Balance, January 31, 1998                   272,800        $180,352           $148,018   $3,613,174    $(1,896,587)      $2,044,957

The accompanying Notes are an integral part of these Consolidated Financial Statements.
--------------------------------------------------------------------------------

++++++++++++
+financials+
++++++++++++
financials

Consolidated Balance Sheets
---------------------------------------------------------------------------
(Thousands)

                                        January 31, 1998   February 1, 1997

ASSETS
---------------------------------------------------------------------------
Current Assets:
 ...........................................................................
  Cash and Equivalents                          $746,395           $312,796
 ...........................................................................
  Accounts Receivable                             83,370             69,337
 ...........................................................................
  Inventories                                  1,002,710          1,007,303
 ...........................................................................
  Store Supplies                                  99,167             90,400
 ...........................................................................
  Other                                           99,509             65,261
---------------------------------------------------------------------------
Total Current Assets                           2,031,151          1,545,097
 ...........................................................................
Property and Equipment, Net                    1,519,908          1,828,869
 ...........................................................................
Restricted Cash                                  351,600            351,600
 ...........................................................................
Deferred Income Taxes                             56,586                 --
 ...........................................................................
Other Assets                                     341,516            394,436
---------------------------------------------------------------------------
Total Assets                                  $4,300,761         $4,120,002

LIABILITIES AND SHAREHOLDERS' EQUITY
---------------------------------------------------------------------------
Current Liabilities:
 ...........................................................................
  Accounts Payable                              $300,703           $307,841
 ...........................................................................
  Accrued Expenses                               676,715            481,744
 ...........................................................................
  Income Taxes                                   115,994            117,308
---------------------------------------------------------------------------
Total Current Liabilities                      1,093,412            906,893
 ...........................................................................
Long-Term Debt                                   650,000            650,000
 ...........................................................................
Deferred Income Taxes                                 --            169,932
 ...........................................................................
Other Long-Term Liabilities                       58,720             51,659
 ...........................................................................
Minority Interest                                102,072             67,336
 ...........................................................................
Contingent Stock Redemption Agreement            351,600            351,600
 ...........................................................................

Shareholders' Equity:
 ...........................................................................
  Common Stock                                   180,352            180,352
 ...........................................................................
  Paid-In Capital                                148,018            142,860
 ...........................................................................
  Retained Earnings                            3,613,174          3,526,256
---------------------------------------------------------------------------
                                               3,941,544          3,849,468
 ...........................................................................
Less: Treasury Stock, at Cost                 (1,896,587)        (1,926,886)
---------------------------------------------------------------------------
Total Shareholders' Equity                     2,044,957          1,922,582
---------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity    $4,300,761         $4,120,002

The accompanying Notes are an integral part of these Consolidated Financial Statements.
---------------------------------------------------------------------------

Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------
(Thousands)

                                                            1997           1996           1995
CASH FLOWS FROM OPERATING ACTIVITIES
----------------------------------------------------------------------------------------------
Net Income                                              $217,390       $434,208       $961,511

IMPACT OF OTHER OPERATING ACTIVITIES ON CASH FLOWS
----------------------------------------------------------------------------------------------
Depreciation and Amortization                            313,292        289,643        285,889
 ..............................................................................................
Special and Nonrecurring Items, Net                      128,215          7,200         (1,314)
 ..............................................................................................
Minority Interest, Net of Dividends Paid                  34,736         21,637         17,250
 ..............................................................................................
Gain in Connection with
Initial Public Offerings, Net                             (5,606)      (118,178)      (649,467)

CHANGE IN ASSETS AND LIABILITIES
----------------------------------------------------------------------------------------------
Accounts Receivable                                      (14,033)         8,179       (104,121)
 ..............................................................................................
Inventories                                               (5,407)       (48,350)       (70,813)
 ..............................................................................................
Accounts Payable and
Accrued Expenses                                          81,833        116,599         50,883
 ..............................................................................................
Income Taxes                                            (145,832)        (5,915)      (132,560)
 ..............................................................................................
Other Assets and Liabilities                             (14,607)         7,046        (16,526)
----------------------------------------------------------------------------------------------
Net Cash Provided by
Operating Activities                                     589,981        712,069        340,732

INVESTING ACTIVITIES
----------------------------------------------------------------------------------------------
Capital Expenditures                                    (404,602)      (409,260)      (374,374)
 ..............................................................................................
Proceeds from Sale of
Property and Related Interests                           234,976             --             --
 ..............................................................................................
Net Proceeds from Partial
Sale of Interest in Investee                             108,259             --             --
 ..............................................................................................
Businesses Acquired                                           --        (41,255)        (2,000)
 ..............................................................................................
Increase in Restricted Cash                                   --             --       (351,600)
 ..............................................................................................
Proceeds from Credit Card Securitization                      --             --      1,212,630
----------------------------------------------------------------------------------------------
Net Cash Provided by (Used
for) Investing Activities                                (61,367)      (450,515)       484,656

FINANCING ACTIVITIES
----------------------------------------------------------------------------------------------
Net Repayments of Commercial
Paper Borrowings and
Certificates of Deposit                                       --             --        (25,200)
 ..............................................................................................
Proceeds from Short-Term Borrowings                           --        150,000        250,000
 ..............................................................................................
Repayment of Short-Term Borrowings                            --       (150,000)      (250,000)
 ..............................................................................................
Net Proceeds from Issuance and
Sale of Subsidiary Stock                                      --        118,178        788,589
 ..............................................................................................
Dividends Paid                                          (130,472)      (108,302)      (143,091)
 ..............................................................................................
Purchase of Treasury Stock                                    --     (1,615,000)       (55,239)
 ..............................................................................................
Stock Options and Other                                   35,457         10,635         12,504
----------------------------------------------------------------------------------------------
Net Cash Provided by
(Used for) Financing Activities                          (95,015)    (1,594,489)       577,563
----------------------------------------------------------------------------------------------
Net Increase (Decrease)
in Cash and Equivalents                                  433,599     (1,332,935)     1,402,951
 ..............................................................................................
Cash and Equivalents,
Beginning of Year                                        312,796      1,645,731        242,780
----------------------------------------------------------------------------------------------
Cash and Equivalents,
End of Year                                             $746,395       $312,796     $1,645,731

Noncash investing activities included $2.2 million in 1997 and $16 million in 1995 for stock issued in connection with the acquisition of Galyan's.

The accompanying Notes are an integral part of these Consolidated Financial Statements.
--------------------------------------------------------------------------------

                                                                      FINANCIALS

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of The Limited, Inc. (the "Company") and all significant subsidiaries that are more than 50% owned and controlled. All significant intercompany balances and transactions have been eliminated in consolidation.

     Investments in other entities (including joint ventures) where the Company has the ability to significantly influence operating and financial policies are accounted for on the equity method.

Fiscal Year

The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years are designated in the financial statements and notes by the calendar year in which the fiscal year commences. The results for fiscal years 1997 and 1996 represent the fifty-two-week periods ended January 31, 1998, and February 1, 1997. The results for fiscal year 1995 represent the fifty-three-week period ended February 3, 1996.

Cash and Equivalents

Cash and equivalents include amounts on deposit with financial institutions and money-market investments with maturities of less than 90 days.

Inventories

Inventories are principally valued at the lower of average cost or market, on a first-in first-out basis, utilizing the retail method.

Store Supplies

The initial inventory of supplies for new stores including, but not limited to, hangers, signage, security tags and point-of-sale supplies, are capitalized at the store opening date. Subsequent shipments are expensed, except for new merchandise presentation programs, which are capitalized.

Property and Equipment

Depreciation and amortization of property and equipment are computed for financial reporting purposes on a straight-line basis, using service lives ranging principally from 10-30 years for buildings and improvements and 3-10 years for other property and equipment. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts with any resulting gain or loss included in net income. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments that extend service lives are capitalized. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that full recoverability is questionable. Factors used in the valuation include, but are not limited to, management's plans for future operations, brand initiatives, recent operating results and projected cash flows.

Goodwill Amortization

Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired companies and is amortized on a straight-line basis, principally over 30 years.

Catalogue Costs and Advertising

Catalogue costs, primarily consisting of catalogue production and mailing costs, are amortized over the expected future revenue stream, which is principally from three to six months from the date catalogues are mailed. All other advertising costs are expensed at the time the promotion first appears in media or in the store. Catalogue and advertising costs amounted to $275 million, $242 million and $237 million in 1997, 1996 and 1995.

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

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires the use of the liability method. Under this method, deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect in the years in which those temporary differences are expected to reverse. Under SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Shareholders' Equity

Five hundred million shares of $.50 par value common stock are authorized, of which 272.8 million shares and 271.1 million shares were outstanding, net of
106.7 million shares and 108.4 million shares held in treasury at January 31, 1998, and February 1, 1997. Ten million shares of $1.00 par value preferred stock are authorized, none of which have been issued.

     On March 17, 1996, the Company completed the repurchase of 85 million shares of its common stock under a self-tender offer at $19.00 per share. Approximately $1.615 billion was paid in exchange for the outstanding shares which was funded with funds made available from a series of transactions that included: 1) the initial public offering of a 16.9% interest in Intimate Brands, Inc. ("IBI"); 2) the securitization of World Financial Network National Bank ("WFN") credit card receivables; and 3) the sale of a 60% interest in WFN.

Revenue Recognition

Sales are recorded upon purchase by customers. A reserve is provided equal to the gross profit on projected catalogue merchandise returns, based on prior experience.

Earnings Per Share

Net income per share is computed in accordance with SFAS No. 128, "Earnings Per Share," which the Company adopted in the fourth quarter of 1997. Earnings per basic share are computed based on the weighted average number of outstanding common shares. Earnings per diluted share include the weighted average effect of dilutive options and restricted stock.

financials

--------------------------------------------------------------------
(Thousands)
                                  1997           1996           1995


WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
--------------------------------------------------------------------
Common Shares Issued           379,454        379,454        379,454
 ....................................................................
Treasury Shares               (107,556)       (98,755)       (21,862)
--------------------------------------------------------------------
Basic Shares                   271,898        280,699        357,592
 ....................................................................
Dilutive Effect of Options
and Restricted Shares            2,585          1,354            779
--------------------------------------------------------------------
Diluted Shares                 274,483        282,053        358,371
--------------------------------------------------------------------

     Options to purchase .7 million, 5.9 million and 7.9 million shares of common stock were outstanding at year-end 1997, 1996 and 1995, but were not included in the computation of earnings per diluted share because the options' exercise price was greater than the average market price of the common shares. Exercise of the 18.75 million shares subject to the Contingent Stock Redemption Agreement (see Notes 6 and 10) was determined not to dilute earnings per share.

     Subsequent to January 31, 1998, the Company announced an exchange offer for Abercrombie & Fitch Co. ("A&F") shares that, if consummated, would result in a substantial decrease in total common shares outstanding (see Note 14).

Gains in Connection With Initial Public Offerings

     Gains in connection with initial public offerings are recognized in the current year's income. During the first quarter of 1997, the Company recognized a pretax gain of $8.6 million in connection with the initial public offering ("IPO") of Brylane, Inc. ("Brylane"), a 26% owned (post-IPO) catalogue retailer. In 1996, the Company recognized a $118.2 million gain in connection with the IPO of a 15.8% interest (8.05 million shares) of A&F. In 1995, the Company recognized a $649.5 million gain in connection with the IPO of a 16.9% interest (42.7 million shares) of IBI. IBI consists of the Victoria's Secret Stores, Victoria's Secret Catalogue, Bath & Body Works and Gryphon businesses. The IPO gains recorded by the Company in 1996 and 1995 were not subject to income tax.

     Minority interest of $102.1 million at January 31, 1998, represents a 16.9% interest in the net equity of IBI and a 15.8% interest in the net equity of A&F.

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

Reclassifications

Certain amounts on previously reported financial statement captions have been reclassified to conform with current year presentation.

2. Special and Nonrecurring Items

As a result of an ongoing review of the Company's retail businesses and investments as well as implementation of initiatives intended to promote and strengthen the Company's various retail brands (including closing businesses, identification and disposal of non-core assets and identification of store locations not consistent with a particular brand), the Company recognized special and nonrecurring charges of $276 million during the fourth quarter of 1997 comprised of: 1) a $68 million charge for the closing of the 118 store Cacique lingerie business effective January 31, 1998. The amount includes noncash charges of $30 million comprised principally of write-offs and liquidations of store assets and accruals of $38 million related to cancellations of merchandise on order and other exit costs such as severance, service contract termination fees and lease termination costs. Other than contractual obligations of $5 million, the accrued costs are expected to be paid in fiscal year 1998; 2) an $82 million charge related to streamlining the Henri Bendel business from six stores to one store by September 1, 1998. The amount includes $26 million of noncash charges related primarily to write-offs of store assets, and accruals of $56 million related primarily to contract cancellations and lease termination costs. Other than contractual obligations of $18 million, the accrued costs are expected to be paid in 1998. Termination costs related to Henri Bendel closings will be recognized in first quarter 1998 when the associates are notified; 3) $86 million of impaired asset charges, related principally to the women's businesses, covering certain store locations where the carrying values are permanently impaired; and 4) a $28 million provision for closing and downsizing approximately 80 oversized stores, primarily within the Limited, Lerner New York, Lane Bryant and Express women's businesses and a $12 million write-down to net realizable value of a real estate investment previously acquired in connection with closing and downsizing certain stores. The $28 million charge includes $13 million of noncash charges related to write-offs of store assets and accruals of $15 million related to lease termination costs. Other than contractual obligations of $7 million, the accrued costs are expected to be paid within 18 months. Additionally, the Company recognized a $13 million cost of sales charge in the fourth quarter for inventory liquidation at Henri Bendel. The after-tax cash impact of these charges is estimated to be approximately $30 million. The Company will recognize charges for severance and other associate termination costs for Henri Bendel in the first quarter of 1998 (at the time the associates are notified).

     Additionally, the Company recognized a $75.3 million pretax gain during the third quarter of 1997 in connection with the sale of 2.4 million shares of Brylane, which is carried on the equity method, for $46 per share generating cash proceeds of $108 million. This sale represented approximately one-half of its investment in Brylane. This gain was partially offset by valuation adjust-ments of $12.5 million on certain assets where the carrying values were permanently impaired. On February 20, 1998, the Company entered into an agreement with Pinault Printemps-Radoute to sell its remaining 2.6 million shares of Brylane for $51 per share, or cash proceeds of $131 million. The transaction is expected to close in April 1998.

     The $86 million impaired asset charge was in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." As a result of the Company's strategic review process, including the implementation of brand initiatives within individual businesses, updated analyses were prepared to determine if there was impairment of any long-lived assets. The revised carrying values of these assets were calculated on the basis of discounted cash flows. The impaired asset charge had no impact on the Company's 1997 or future cash flows. As a result of this charge, depreciation and amortization expense related to these assets will decrease in future periods.

   In 1996, the Company recorded a $12 million pretax, special and nonrecurring charge in connection with the April 1997 sale of Penhaligon's, a U.K.-based subsidiary of IBI.

   In the fourth quarter of 1995, the Company recognized a $73.2 million pretax gain from the sale of a 60% interest in the Company's wholly-owned credit card bank, WFN. Along with the sale of the 60% interest in WFN, the Company recognized a special and nonrecurring charge during the fourth quarter of 1995 of approximately $71.9 million. Of this amount, $25.8 million was provided for the closing of 26 stores and $19.8 million was provided for the downsizing of 33 stores, primarily at Limited and Lerner New York. The remaining charge of approximately $26.3 million represented the write-down to market or net realizable value of certain assets arising from nonoperating activities. The net pretax gain from these special and nonrecurring items was $1.3 million.

3. Accounts Receivable

As discussed in Note 2, the sale of a 60% interest in WFN was completed in the fourth quarter of 1995, and WFN's outstanding debt to the Company of approximately $1.2 billion was repaid. Finance charge revenue on the deferred payment accounts amounted to $235.6 million in 1995 and the provision for uncollectible accounts amounted to $91.4 million in 1995. These amounts are classified as components of the cost to administer the deferred payment program and are included in the Company's general, administrative and store operating expenses for that year.

4. Property and Equipment

--------------------------------------------------------------------------------
 (Thousands)
                                                         1997              1996
 PROPERTY AND EQUIPMENT, AT COST
 ------------------------------------------------------------------------------
 Land, Buildings and Improvements                    $394,885          $530,259
 ..............................................................................
 Furniture, Fixtures and Equipment                  1,951,172         1,929,951
 ..............................................................................
 Leaseholds and Improvements                          539,047           641,200
 ..............................................................................
 Construction in Progress                             219,508           188,834
 ------------------------------------------------------------------------------
 Total                                              3,104,612         3,290,244
 ..............................................................................
 Less: Accumulated Depreciation
 and Amortization                                   1,584,704         1,461,375
 ------------------------------------------------------------------------------
 Property and Equipment, Net                       $1,519,908        $1,828,869
--------------------------------------------------------------------------------


5. Leased Facilities and Commitments

Annual store rent is comprised of a fixed minimum amount, plus contingent rent based on a percentage of sales exceeding a stipulated amount. Store lease terms generally require additional payments covering taxes, common area costs and certain other expenses.

--------------------------------------------------------------------------------
 (Thousands)
                                             1997           1996           1995
 RENT EXPENSE
 ------------------------------------------------------------------------------
 Fixed Minimum                           $721,283       $689,319       $643,200
 ..............................................................................
 Contingent                                26,630         23,117         18,812
 ------------------------------------------------------------------------------
 Total Store Rent                         747,913        712,436        662,012
 ..............................................................................
 Equipment and Other                       23,492         25,163         26,101
 ------------------------------------------------------------------------------
 Total Rent Expense                      $771,405       $737,599       $688,113
--------------------------------------------------------------------------------

   At January 31, 1998, the Company was committed to noncancelable leases with remaining terms generally from one to twenty years. A substantial portion of these commitments are store leases with initial terms ranging from ten to twenty years, with options to renew at varying terms.

--------------------------------------------------------------------------------
 (Thousands)

 MINIMUM RENT COMMITMENTS UNDER NONCANCELABLE LEASES
 ------------------------------------------------------------------------------
 1998                                                                  $731,233
 ..............................................................................
 1999                                                                   712,804
 ..............................................................................
 2000                                                                   688,317
 ..............................................................................
 2001                                                                   645,229
 ..............................................................................
 2002                                                                   595,377
 ..............................................................................
 Thereafter                                                          $2,062,453
--------------------------------------------------------------------------------


6. Restricted Cash

At January 31, 1998, Special Funding, Inc., a wholly-owned subsidiary of the Company, had $351.6 million of restricted cash invested in short-term, highly liquid securities. This amount is classified as a noncurrent asset, since it has been reserved for use in the event that the Wexner Children's Trust, established by Leslie H. Wexner, the Company's principal shareholder, exercises its opportunity to require the Company to redeem, or the Company exercises its opportunity to redeem from the Trust, shares of The Limited, Inc. common stock in accordance with the terms of the Contingent Stock Redemption Agreement (see
Note 10). Interest earnings of $18.6 million and $17.9 million in 1997 and 1996 on the segregated cash accrued to the Company.


7. Accrued Expenses

--------------------------------------------------------------------------------
 (Thousands)
                                                           1997            1996
 ACCRUED EXPENSES
 ------------------------------------------------------------------------------
 Compensation, Payroll Taxes and Benefits              $135,701        $100,526
 ..............................................................................
 Rent                                                   152,850         123,421
 ..............................................................................
 Taxes, Other than Income                                42,321          47,297
 ..............................................................................
 Interest                                                21,129          21,510
 ..............................................................................
 Store Closings                                          86,803           3,509
 ..............................................................................
 Other                                                  237,911         185,481
 ------------------------------------------------------------------------------
 Total                                                 $676,715        $481,744
--------------------------------------------------------------------------------
financials

8. Long-Term Debt

--------------------------------------------------------------------------------
 (Thousands)
                                                           1997            1996
 UNSECURED LONG-TERM DEBT
 ------------------------------------------------------------------------------
 8 7/8% Notes due August 1999                          $100,000        $100,000
 ..............................................................................
 9 1/8% Notes due February 2001                         150,000         150,000
 ..............................................................................
 7 4/5% Notes due May 2002                              150,000         150,000
 ..............................................................................
 7 1/2% Debentures due March 2023                       250,000         250,000
 ------------------------------------------------------------------------------
 Total                                                 $650,000        $650,000
--------------------------------------------------------------------------------

The Company maintains a $1 billion unsecured credit agreement (the "Agreement"), established on September 29, 1997 (the "Effective Date"). Borrowings outstanding under the Agreement are due September 28, 2002. However, the revolving term of the Agreement may be extended an additional two years upon notification by the Company on the second and fourth anniversaries of the Effective Date, subject to the approval of the lending banks. The Agreement has several borrowing options, including interest rates that are based on either the lender's "Base Rate," as defined, LIBOR, CD-based options or at a rate submitted under a bidding process. Facilities fees payable under the Agreement are based on the Company's long-term credit ratings, and currently approximate .1% of the committed amount per annum. The Agreement contains covenants relating to the Company's working capital, debt and net worth. No amounts were outstanding under the Agreement at January 31, 1998.

   The Agreement supports the Company's commercial paper program, which is used from time to time to fund working capital and other general corporate requirements. No commercial paper was outstanding at January 31, 1998.

   Up to $250 million of debt securities and warrants to purchase debt securities may be issued under the Company's shelf registration statement. The Company periodically enters into interest rate swap agreements with the intent to manage interest rate exposure. At January 31, 1998, the Company had an interest rate swap position of $100 million notional principal amount outstanding. This contract effectively changed the Company's interest rate exposure on $100 million of variable rate debt to a fixed rate of 8.09% through July 2000.

   Long-term debt maturities within the next five years consist of $100 million which matures August 15, 1999, $150 million which matures February 1, 2001, and $150 million which matures May 15, 2002. Interest paid approximated $69.1 million, $65.5 million and $88.4 million in 1997, 1996 and 1995.


9. Income Taxes

--------------------------------------------------------------------------------
 (Thousands)

                                             1997           1996           1995

 PROVISION FOR INCOME TAXES
 ------------------------------------------------------------------------------
 Currently Payable:
 ..............................................................................
    Federal                              $304,300       $210,400       $190,900
 ..............................................................................
    State                                  33,800         34,000         24,700
 ..............................................................................
    Foreign                                 3,700          2,400          4,500
 ..............................................................................
    Total                                 341,800        246,800        220,100
 ..............................................................................
 Deferred:
 ..............................................................................
    Federal                              (156,600)       (13,800)        (9,400)
 ..............................................................................
    State                                  (2,200)         8,000         12,300
 ..............................................................................
    Total                                (158,800)        (5,800)         2,900
 ------------------------------------------------------------------------------
 Total Provision                         $183,000       $241,000       $223,000
--------------------------------------------------------------------------------

The foreign component of pretax income, arising principally from overseas sourcing operations, was $62.3 million, $45.9 million and $60.8 million in 1997, 1996 and 1995.

--------------------------------------------------------------------------------
                                             1997           1996           1995

 STATUTORY FEDERAL INCOME TAX RATE RECONCILIATION
 ------------------------------------------------------------------------------
 Federal Income Tax Rate                    35.0%          35.0%          35.0%
 ..............................................................................
 State Income Tax, Net of
 Federal Income Tax Effect                   4.5%           4.5%           4.5%
 ..............................................................................
 Other Items, Net                             .6%            .5%            .7%
 ------------------------------------------------------------------------------
 Total                                      40.1%          40.0%          40.2%
--------------------------------------------------------------------------------

   The reconciliation between the statutory Federal income tax rate and the effective income tax rate on pretax earnings excludes the nontaxable gains from sales of subsidiary stock in 1996 and 1995 and minority interest.

--------------------------------------------------------------------------------
 (Thousands)

                            1997                              1996

               Assets   Liabilities     Total    Assets   Liabilities     Total

 DEFERRED INCOME TAXES
 ------------------------------------------------------------------------------
 Excess of Tax
 Over Book
 Depreciation       -      $(1,400)   $(1,400)        -     $(20,000)  $(20,000)
 ..............................................................................
 Undistributed
 Earnings
 of Foreign
 Affiliates         -     (102,400)  (102,400)        -     (116,600)  (116,600)
 ..............................................................................
 Special and
 Nonrecurring
 Items        $99,200            -     99,200   $24,100            -     24,100
 ..............................................................................
 Rent          62,100            -     62,100         -      (17,500)   (17,500)
 ..............................................................................
 Inventory     43,700            -     43,700    40,000            -     40,000
 ..............................................................................
 Investments
 in Affiliates      -      (24,900)   (24,900)        -      (54,000)   (54,000)
 ..............................................................................
 State Income
 Taxes         24,900            -     24,900     9,600            -      9,600
 ..............................................................................
 Other         18,500            -     18,500         -      (35,300)   (35,300)
 ------------------------------------------------------------------------------
 Total
 Deferred
 Income
 Taxes       $248,400    $(128,700)  $119,700   $73,700    $(243,400) $(169,700)
--------------------------------------------------------------------------------
financials

   Income taxes payable included net current deferred tax assets of $63.1 million and $.3 million at January 31, 1998 and February 1, 1997.

   Income tax payments approximated $410.8 million, $233.8 million and $306.1 million for 1997, 1996 and 1995.

   The Internal Revenue Service has assessed the Company for additional taxes and interest for the years 1992 to 1994 relating to the treatment of transactions involving the Company's foreign operations for which the Company has provided deferred taxes on the undistributed earnings of foreign affiliates. The Company strongly disagrees with the assessment and is vigorously contesting the matter. Management believes resolution of this matter will not have a material adverse effect on the Company's results of operations or financial condition.

10. Contingent Stock Redemption Agreement

In connection with the reconfiguration of its business, the Company purchased from shareholders, via a self-tender offer, 85 million shares of The Limited, Inc. common stock for approximately $1.615 billion on March 17, 1996. Leslie H. Wexner, Chairman and CEO of the Company, as well as the Company's founder and principal shareholder, did not participate in the self-tender. However, the Company entered into an agreement, as amended in 1996, which provides the Wexner Children's Trust the opportunity, commencing on February 1, 1998, and for a period of eight years thereafter (the exercise period), to require the Company to redeem up to 18.75 million shares for a price per share equal to $18.75 (a price equal to the price per share paid in the self-tender less $.25 per share). Under certain circumstances, lenders to the Trust, if any, may exercise this opportunity, beginning February 1, 1997. The Company received the opportunity to redeem an equivalent number of shares from the Trust at $25.07 per share for a period beginning on July 31, 2006, and for six months thereafter. As a result of these events, the Company has transferred $351.6 million to temporary equity identified as Contingent Stock Redemption Agreement in the Consolidated Balance Sheets. In addition, approximately $351.6 million has been designated as restricted cash to consummate either of the above rights (see Note 6). The terms of this agreement were approved by the Company's Board of Directors.

11. Stock Options and Restricted Stock

Under the Company's stock plans, associates may be granted up to a total of 17.3 million restricted shares and options to purchase the Company's common stock at the market price on the date of grant. In 1997, the Company granted approximately 5.6 million options with a graduated vesting schedule over six years. The remaining options generally vest 25% per year over the first four years of the grant. Virtually all options have a maximum term of ten years.

   Under separate stock plans, up to 17.5 million IBI shares and 3.5 million A&F shares are available to grant restricted shares and options to IBI and A&F associates. As of January 31, 1998, options to purchase 4.3 million IBI shares and 1.9 million A&F shares were outstanding, of which 418,000 IBI options and 35,000 A&F options were exercisable. Under these plans, options generally vest over periods from four to six years.

   The Company adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," effective with the 1996 financial statements, but elected to continue to measure compensation expense in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense for stock options has been recognized. If compensation expense had been determined based on the estimated fair value of options granted since 1995, consistent with the methodology in SFAS No. 123, the pro forma effects on net income and earnings per diluted share, including the impact of options issued by IBI and A&F, would have been a reduction of approximately $11.4 million or $.04 per share in 1997 and $4.0 million or $.01 per share in 1996. The weighted-average per share fair value of options granted ($5.79, $4.72 and $5.48 during 1997, 1996 and 1995) was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions for 1997, 1996 and 1995: dividend yields of 2.8%; volatility of 27%, 31% and 31%; risk-free interest rates of 6%, 5.25% and 7%; assumed forfeiture rates of 15%, 20% and 20%; and expected lives of 6.5 years, 5 years and 5 years. The pro forma effect on net income for 1997 and 1996 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

   Approximately 2,120,000, 468,000 and 569,000 restricted Limited shares were granted in 1997, 1996 and 1995, with market values at date of grant of $43.9 million, $8.3 million and $10.0 million. Included in the 1997 grants were 1.7 million restricted shares, of which 685,000 had performance requirements, with a graduated vesting schedule over six years. The remaining restricted shares generally vest either on a graduated scale over four years or 100% at the end of a fixed vesting period, principally five years. Additionally, IBI granted 1,442,000, 169,000 and 357,000 restricted shares in 1997, 1996 and 1995 and A&F granted 540,000 and 50,000 restricted shares in 1997 and 1996. Vesting terms for the IBI and A&F restricted shares are similar to those of The Limited. The market value of restricted shares, subject to adjustment at measurement date for the performance awards, is being amortized as compensation expense over the vesting period, generally four to six years. Compensation expense related to restricted stock awards, including expense related to awards granted at IBI and A&F, amounted to $29.0 million in 1997 and $9.1 million in both 1996 and 1995.

--------------------------------------------------------------------------------
 STOCK OPTIONS OUTSTANDING

                 OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE

                               Weighted
                                Average   Weighted                     Weighted
  Range of         Number     Remaining    Average         Number       Average
  Exercise    Outstanding   Contractual   Exercise    Exercisable   Exercisable
    Prices     at 1/31/98          Life      Price     at 1/31/98         Price

   $15-$16      1,350,000           6.1        $16        618,000           $16
 ..............................................................................
   $17-$18      2,827,000           7.3        $17      1,227,000           $17
 ..............................................................................
   $19-$21      5,658,000           7.9        $20      1,651,000           $21
 ..............................................................................
   $22-$27      2,646,000           7.9        $23        773,000           $24
 ..............................................................................
    $9-$31      1,589,000           7.5        $20        638,000           $20
 ------------------------------------------------------------------------------
    $9-$31     14,070,000           7.5        $20      4,907,000           $20
--------------------------------------------------------------------------------
financials

-----------------------------------------------------------------------
                                                       Weighted Average
                                       Number of           Option Price
                                          Shares              Per Share
STOCK OPTION ACTIVITY
-----------------------------------------------------------------------
1995
 .......................................................................
  Outstanding at Beginning of Year     8,414,000                 $19.56
 .......................................................................
  Granted                              2,196,000                  17.81
 .......................................................................
  Exercised                             (280,000)                 12.43
 .......................................................................
  Canceled                            (1,188,000)                 19.90
-----------------------------------------------------------------------
  Outstanding at End of Year           9,142,000                 $19.32
-----------------------------------------------------------------------
  Options Exercisable at Year-End      4,800,000                 $19.62
-----------------------------------------------------------------------
1996
 .......................................................................
  Outstanding at Beginning of Year     9,142,000                 $19.32
 .......................................................................
  Granted                              1,899,000                  17.30
 .......................................................................
  Exercised                             (531,000)                 14.89
 .......................................................................
  Canceled                            (1,311,000)                 19.45
-----------------------------------------------------------------------
  Outstanding at End of Year           9,199,000                 $19.14
-----------------------------------------------------------------------
  Options Exercisable at Year-End      5,249,000                 $20.24
-----------------------------------------------------------------------

1997
 .......................................................................
  Outstanding at Beginning of Year     9,199,000                 $19.14
 .......................................................................
  Granted                              7,331,000                  20.02
 .......................................................................
  Exercised                           (1,377,000)                 17.70
 .......................................................................
  Canceled                            (1,083,000)                 19.64
-----------------------------------------------------------------------
  Outstanding at End of Year          14,070,000                 $19.70
-----------------------------------------------------------------------
  Options Exercisable at Year-End      4,907,000                 $19.89
-----------------------------------------------------------------------

12. Retirement Benefits

The Company sponsors a qualified defined contribution retirement plan and a nonqualified supplemental retirement plan. Participation in the qualified plan is available to all associates who have completed 1,000 or more hours of service with the Company during certain 12-month periods and attained the age of 21. Participation in the nonqualified plan is subject to service and compensation requirements. Company contributions to these plans are based on a percentage of associates' eligible annual compensation. The cost of these plans was $36.4 million in 1997, $36.2 million in 1996 and $33.3 million in 1995.

13. Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

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

----------------------------------------------------------------------
(Thousands)
                                1997                    1996

                         Carrying        Fair    Carrying        Fair
                           Amount       Value      Amount       Value
ESTIMATED FAIR VALUES OF
FINANCIAL INSTRUMENTS
----------------------------------------------------------------------
Long-Term Debt          $(650,000)  $(667,391)  $(650,000)  $(638,798)
 ......................................................................
Interest Rate Swaps         $(328)    $(5,345)      $(351)    $(5,267)
----------------------------------------------------------------------


14. Subsequent Event--Registration Statement for A&F Exchange Offer

On February 17, 1998, a registration statement was filed with the Securities and Exchange Commission in connection with a plan to establish A&F as a fully independent company via a tax-free exchange offer pursuant to which The Limited shareholders will be given an opportunity to tender some or all of their shares of The Limited in return for shares of A&F. The transaction is subject to certain customary conditions.

15. Quarterly Financial Data (Unaudited)

--------------------------------------------------------------------------------
(Thousands except per share amounts):
                                    First       Second        Third       Fourth

1997 QUARTERLY FINANCIAL DATA (UNAUDITED)
--------------------------------------------------------------------------------
Net Sales                      $1,829,780   $2,020,084   $2,070,559   $3,268,381
 ................................................................................
Gross Income                      501,471      538,907      620,982    1,156,617
 ................................................................................
Net Income                         24,873       27,574       79,682       85,261
 ................................................................................
Net Income Per Basic Share            .09          .10          .29          .31
 ................................................................................
Net Income Per Diluted Share         A.09          .10         A.29         A.31

1996 QUARTERLY FINANCIAL DATA (UNAUDITED)
--------------------------------------------------------------------------------
Net Sales                      $1,787,943   $1,895,601   $1,994,986   $2,966,261
 ................................................................................
Gross Income                      469,541      491,909      555,374      979,755
 ................................................................................
Net Income                         28,152       33,150      159,513      213,393
 ................................................................................
Net Income Per Basic Share            .09          .12          .59          .79
 ................................................................................
Net Income Per Diluted Share          .09          .12         A.59         A.78

A Gains in connection with initial public offerings included an $8.6 million ($.02 per diluted share) pretax gain in the first quarter of 1997 in connection with the Company's ownership portion of Brylane a 26% owned (post-IPO) catalogue retailer and a $118.2 million ($.44 per diluted share) gain in the third quarter of 1996 in connection with the IPO of a 15.8% interest of A&F (see Note 1). Special charges included $276 million ($.57 per diluted share) in special and nonrecurring items and an additional $13 million ($.03 per diluted share) in inventory liquidation charges during the fourth quarter of 1997, a net $62.8 million ($.14 per diluted share) pretax gain during the third quarter of 1997 relating to the sale of approximately one-half of the Company's investment in Brylane, and $12 million ($.02 per diluted share) in special and nonrecurring charges during the fourth quarter of 1996 in connection with the sale of the Penhaligon's business (see Note 2).
--------------------------------------------------------------------------------
                                                                      financials



Market Price and Dividend Information

--------------------------------------------------------------------------------
                                     Market Price              Cash Dividend

                               High                   Low          Per Share

FISCAL YEAR END 1997
----------------------------------------------------------------------------
4th Quarter                 $27 1/4              $23 9/16               $.12
 ............................................................................
3rd Quarter                  25 1/2                21 3/8                .12
 ............................................................................
2nd Quarter                 22 5/16                18 5/8                .12
 ............................................................................
1st Quarter                 $20 1/8                   $17               $.12

FISCAL YEAR END 1996
----------------------------------------------------------------------------
4th Quarter                 $20 1/8               $16 5/8               $.10
 ............................................................................
3rd Quarter                  20 1/4                17 3/4                .10
 ............................................................................
2nd Quarter                      22                18 1/4                .10
 ............................................................................
1st Quarter                 $20 3/4               $16 5/8               $.10
----------------------------------------------------------------------------

The Company's common stock is traded on the New York Stock Exchange ("LTD") and the London Stock Exchange. On January 31, 1998, there were 81,534 shareholders of record. However, when including active associates who participate in the Company's stock purchase plan, associates who own shares through Company-sponsored retirement plans and others holding shares in broker accounts under street names, the Company estimates the shareholder base to be approximately 241,000.

                                                                              19