Form 10-K, Exhibit 13
period 1999-01-30
LIMITED INC
filed 1999-04-21
CIK 701985

                                                                      EXHIBIT 13
                                                                      ----------

FINANCIAL SUMMARY
(Thousands except per share amounts, ratios and store and associate data)



                                .1998           .1997            1996         .*+1995             1994            .1993
Summary of Operations
Net sales                  $9,346,911      $9,188,804      $8,644,791      $7,881,437       $7,320,792       $7,245,088
-----------------------------------------------------------------------------------------------------------------------
Gross income               $2,997,966      $2,817,977      $2,496,579      $2,087,532       $2,114,363       $1,958,835
-----------------------------------------------------------------------------------------------------------------------
Operating income           $2,437,473        $480,099        $636,067        $613,349         $798,989         $701,556
-----------------------------------------------------------------------------------------------------------------------
Operating income
as a percentage of
sales                            26.1%            5.2%            7.4%            7.8%            10.9%             9.7%
-----------------------------------------------------------------------------------------------------------------------
Adjusted operating
income                      #$685,014       #$622,189       #$648,067       #$612,035         $798,989        #$698,939
-----------------------------------------------------------------------------------------------------------------------
Adjusted operating
income as a percentage
of adjusted sales                #7.5%           #7.2%           #7.5%           #7.8%            10.9%            #9.6%
-----------------------------------------------------------------------------------------------------------------------
Net income                 $2,053,646        $217,390        $434,208        $961,511         $448,343         $390,999
-----------------------------------------------------------------------------------------------------------------------
Net income as a
percentage of sales              22.0%            2.4%            5.0%           12.2%             6.1%             5.4%
-----------------------------------------------------------------------------------------------------------------------
Adjusted net income         @$342,367       @$298,367       @$321,830       @$311,230         $448,343        @$389,382
-----------------------------------------------------------------------------------------------------------------------
Adjusted net income as
a percentage of
adjusted sales                   @3.7%           @3.4%           @3.7%           @4.0%             6.1%            @5.4%
-----------------------------------------------------------------------------------------------------------------------

Per Share Results

Net income per basic
share                           $8.52            $.80           $1.55           $2.69            $1.25            $1.09
-----------------------------------------------------------------------------------------------------------------------
Net income per
diluted share                   $8.32            $.79           $1.54           $2.68            $1.25            $1.08
-----------------------------------------------------------------------------------------------------------------------
Adjusted net income
per diluted share              @$1.46          @$1.31          @$1.14           @$.87            $1.25           @$1.08
-----------------------------------------------------------------------------------------------------------------------
Dividends                        $.52            $.48            $.40            $.40             $.36             $.36
-----------------------------------------------------------------------------------------------------------------------
Book value                      $9.86           $7.50           $7.09           $9.01            $7.72            $6.82
-----------------------------------------------------------------------------------------------------------------------
Weighted average
diluted shares
outstanding                   246,319         274,483         282,053         358,371          358,601          363,234
-----------------------------------------------------------------------------------------------------------------------

Other Financial
Information

Total assets               $4,549,708      $4,300,761      $4,120,002      $5,266,563       $4,570,077       $4,135,105
-----------------------------------------------------------------------------------------------------------------------
Return on average
assets                             46%              5%              9%             20%              10%              10%
-----------------------------------------------------------------------------------------------------------------------
Adjusted return on
average assets                     @8%             @7%             @7%             @6%              10%             @10%
-----------------------------------------------------------------------------------------------------------------------
Working capital            $1,070,249        $937,739        $638,204      $2,018,960       $1,750,111       $1,513,181
-----------------------------------------------------------------------------------------------------------------------
Current ratio                     1.9             1.9             1.7             3.5              3.2              3.1
-----------------------------------------------------------------------------------------------------------------------
Capital expenditures         $347,356        $362,840        $361,202        $374,374         $319,676         $295,804
-----------------------------------------------------------------------------------------------------------------------
Long-term debt               $550,000        $650,000        $650,000        $650,000         $650,000         $650,000
-----------------------------------------------------------------------------------------------------------------------
Debt-to-equity ratio               25%             32%             34%             20%              24%              27%
-----------------------------------------------------------------------------------------------------------------------
Shareholders' equity       $2,233,303      $2,044,957      $1,922,582      $3,201,041       $2,760,956       $2,441,293
-----------------------------------------------------------------------------------------------------------------------
Return on average
shareholders' equity               96%             11%             17%             32%              17%              17%
-----------------------------------------------------------------------------------------------------------------------
Adjusted return on
average shareholders'
equity                            @16%            @15%            @16%            @10%              17%             @17%
-----------------------------------------------------------------------------------------------------------------------
Comparable store
sales increase
(decrease)                          6%              0%              3%             (2%)             (3%)             (1%)
-----------------------------------------------------------------------------------------------------------------------

Stores and Associates
at End of Year

Total number of
stores open                     5,382           5,640           5,633           5,298            4,867            4,623
-----------------------------------------------------------------------------------------------------------------------
Selling square feet        26,316,000      28,400,000      28,405,000      27,403,000       25,627,000       24,426,000
-----------------------------------------------------------------------------------------------------------------------
Number of associates          126,800         131,000         123,100         106,900          105,600           97,500


                                  1992           *1991            1990          .+1989            1988
Summary of Operations
Net sales                   $6,944,296      $6,149,218      $5,253,509      $4,647,916      $4,070,777
------------------------------------------------------------------------------------------------------
Gross income                $1,990,740      $1,793,543      $1,630,439      $1,446,635      $1,214,703
------------------------------------------------------------------------------------------------------
Operating income              $788,698        $712,700        $697,537        $625,254        $467,418
------------------------------------------------------------------------------------------------------
Operating income
as a percentage of
sales                             11.4%           11.6%           13.3%           13.5%           11.5%
------------------------------------------------------------------------------------------------------
Adjusted operating
income                        $788,698        $712,700        $697,537        $625,254        $467,418
------------------------------------------------------------------------------------------------------
Adjusted operating
income as a percentage
of adjusted sales                 11.4%           11.6%           13.3%           13.5%           11.5%
------------------------------------------------------------------------------------------------------
Net income                    $455,497        $403,302        $398,438        $346,926        $245,136
------------------------------------------------------------------------------------------------------
Net income as a
percentage of sales                6.6%            6.6%            7.6%            7.5%            6.0%
------------------------------------------------------------------------------------------------------
Adjusted net income          @$446,380        $403,302        $398,438        $346,926        $245,136
------------------------------------------------------------------------------------------------------
Adjusted net income as
a percentage of
adjusted sales                    @6.4%            6.6%            7.6%            7.5%            6.0%
------------------------------------------------------------------------------------------------------

Per Share Results

Net income per basic
share                            $1.26           $1.12           $1.11            $.97            $.68
------------------------------------------------------------------------------------------------------
Net income per
diluted share                    $1.25           $1.11           $1.10            $.96            $.68
------------------------------------------------------------------------------------------------------
Adjusted net income
per diluted share               @$1.23           $1.11           $1.10            $.96            $.68
------------------------------------------------------------------------------------------------------
Dividends                         $.28            $.28            $.24            $.16            $.12
------------------------------------------------------------------------------------------------------
Book value                       $6.25           $5.19           $4.33           $3.45           $2.64
------------------------------------------------------------------------------------------------------
Weighted average
diluted shares
outstanding                    363,738         363,594         362,044         361,288         360,186

Other Financial
Information

Total assets                $3,846,450      $3,418,856      $2,871,878      $2,418,486      $2,145,506
------------------------------------------------------------------------------------------------------
Return on average
assets                              13%             13%             15%             15%             12%
------------------------------------------------------------------------------------------------------
Adjusted return on
average assets                     @12%             13%             15%             15%             12%
------------------------------------------------------------------------------------------------------
Working capital             $1,063,352      $1,084,205        $884,004        $685,524        $567,639
------------------------------------------------------------------------------------------------------
Current ratio                      2.5             3.1             2.8             2.4             2.2
------------------------------------------------------------------------------------------------------
Capital expenditures          $429,545        $523,082        $428,844        $318,427        $288,972
------------------------------------------------------------------------------------------------------
Long-term debt                $541,639        $713,758        $540,446        $445,674        $517,952
------------------------------------------------------------------------------------------------------
Debt-to-equity ratio                24%             38%             35%             36%             55%
------------------------------------------------------------------------------------------------------
Shareholders' equity        $2,267,617      $1,876,792      $1,560,052      $1,240,454        $946,207
------------------------------------------------------------------------------------------------------
Return on average
shareholders' equity                22%             23%             28%             32%             29%
------------------------------------------------------------------------------------------------------
Adjusted return on
average shareholders'
equity                             @22%             23%             28%             32%             29%
------------------------------------------------------------------------------------------------------
Comparable store
sales increase
(decrease)                           2%              3%              3%              9%              8%
------------------------------------------------------------------------------------------------------

Stores and Associates
at End of Year

Total number of
stores open                      4,425           4,194           3,760           3,344           3,497
------------------------------------------------------------------------------------------------------
Selling square feet         22,863,000      20,355,000      17,008,000      14,374,000      14,296,000
------------------------------------------------------------------------------------------------------
Number of associates           100,700          83,800          72,500          63,000          56,700

 . Except for adjusted items in 1998 and 1997 as discussed in # and @ below, includes the results of companies disposed of up to the disposition date. Effective May 19, 1998, Abercrombie & Fitch ("A&F") was split off as an independent company. Effective April 30, 1989, the Company sold its Lerner Woman Division; effective August 31, 1993, the Company sold 60% of its interest in Brylane, Inc.; and effective January 31, 1996, the Company sold 60% of its interest in Alliance Data Systems.
* Includes the results of Gryphon subsequent to June 1, 1991, when the Company acquired a controlling interest and Galyan's subsequent to the July 2, 1995 acquisition date.
# Excludes the effect on operating income of special and nonrecurring items of $1,740,030 in 1998, ($213,215) in 1997 and ($12,000) in 1996 (see Note 2 to
  the Consolidated Financial Statements), $1,314 in 1995 and $2,617 in 1993. Inventory liquidation charges of ($13,000) related to Henri Bendel store closings are also excluded from 1997. Additionally, in 1998 and 1997, adjusted amounts reflect the split-off of A&F as if it had occurred at the beginning of 1997. Adjusted sales were $9,190,576 and $8,667,187 in 1998 and 1997.
  Presenting 1997 on a comparable basis to 1996 (including A&F in 1997 results), adjusted operating income in 1997 was $706,314, and adjusted operating income as a percentage of sales was 7.7%.
@ In addition to the items discussed in # above, excludes the effect on net income of the gain resulting from the initial public offerings of $8,606 for Brylane, Inc. in 1997, $118,178 for a 15.8% interest in A&F in 1996 (see Note 1 to the Consolidated Financial Statements), $649,467 for a 16.9% interest in Intimate Brands, Inc. in 1995, and $9,117 for United Retail Group in 1992. Presenting 1997 on a comparable basis to 1996 (including A&F in 1997 results, with no adjustment to weighted average diluted shares outstanding), adjusted net income in 1997 was $341,199, adjusted net income as a percentage of sales was 3.7%, adjusted net income per diluted share was $1.24, adjusted return on average assets was 8% and adjusted return on average shareholders' equity was 17%.
+ Fifty-three-week fiscal year.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Results of Operations

Net sales for the fourth quarter were $3.256 billion in 1998 and $3.268 billion in 1997. Comparable store sales increased 6% for the quarter. Gross income was $1.180 billion in the fourth quarter of 1998 versus $1.157 billion in 1997 and operating income was $484 million versus $200 million in 1997. Net income was $250.5 million in the fourth quarter of 1998 versus $85.3 million in 1997, and earnings per share were $1.07 versus $.31 in 1997.

     During the fourth quarter of 1997, the Company recognized $276 million in special and nonrecurring charges and a $13 million cost of sales charge for inventory liquidation at Henri Bendel. See the "Special and Nonrecurring Items" and "Other Data" sections that follow for further discussion of these charges and their impact on fourth quarter earnings.

     Net sales for the year were $9.347 billion in 1998 versus $9.189 billion in 1997. Gross income was $2.998 billion in 1998 versus $2.818 billion in 1997 and operating income was $2.437 billion in 1998 versus $480 million in 1997. In 1998, operating income included: 1) a $1.651 billion tax-free gain from the split-off of Abercrombie & Fitch ("A&F") as an independent public company effective May 19, 1998; 2) a $93.7 million gain from the sale of the Company's remaining interest in Brylane, Inc. ("Brylane"), a catalogue retailer; and 3) a $5.1 million charge for severance and other associate termination costs at Henri Bendel. In 1997, operating income included a $13 million inventory liquidation charge at Henri Bendel and a $213.2 million net charge consisting of the aforementioned fourth quarter charges of $276 million, partially offset by a $62.8 million third quarter net gain related principally to the sale of approximately one-half of the Company's investment in Brylane.

     Net income for 1998 was $2.054 billion, or $8.32 per share, compared to $217.4 million, or $.79 per share last year. In addition to the items described above, 1997 net income included a gain of $8.6 million in connection with the initial public offering ("IPO") of Brylane. See the "Other Data" section that follows for a discussion of the impact of these items on annual earnings.

     Business highlights for 1998 include the following:

 . Intimate Brands, Inc. ("IBI"), led by strong performances at Bath & Body Works and Victoria's Secret Stores, recorded earnings per share of $1.59, compared to $1.14 in 1997. The 1997 earnings per share included special and nonrecurring charges of $.16 related to the closing of Cacique. Excluding the 1997 special and nonrecurring charges, IBI operating income increased 19% and net income increased 21%.

 . The apparel businesses reported comparable store sales increases of 5% for the quarter and 6% for the year. Express and Limited Too led this performance with comparable store sales increases of 14% and 10% for the fourth quarter and 16% and 15% for the year.

 . In May 1998, A&F was split off as a fully independent company via a tax-free exchange, pursuant to which The Limited shareholders tendered 47.1 million shares of The Limited stock in return for shares of A&F. In connection with the exchange, the Company recorded a $1.651 billion tax-free gain.

 . In the first quarter of 1998, the Company sold its remaining 2.6 million shares of Brylane for $51 per share, generating cash proceeds of $131 million and a gain of $93.7 million.

 . In the fourth quarter of 1998, IBI announced its intention to repurchase up to $500 million of its common stock on a proportionate basis from both the open market and The Limited, Inc. The Limited owns 84.5% of IBI. As of January 30, 1999, IBI had repurchased a total of 2.6 million shares for $95.5 million.
--------------------------------------------------------------------------------
The following summarized financial data compares 1998 to the comparable periods for 1997 and 1996 (millions):

                                                                  % Change

                                1998       1997      1996    1998-97    1997-96
Net Sales

Express                       $1,356     $1,189    $1,386        14%       (14%)
--------------------------------------------------------------------------------
Lerner New York                  940        946     1,045        (1%)       (9%)
--------------------------------------------------------------------------------
Lane Bryant                      933        907       905         3%         0%
--------------------------------------------------------------------------------
The Limited                      757        776       855        (2%)       (9%)
--------------------------------------------------------------------------------
Structure                        610        660       660        (8%)        0%
--------------------------------------------------------------------------------
Limited Too                      377        322       259        17%        24%
--------------------------------------------------------------------------------
Other (principally Mast)          72          6         4       n/m         n/m
--------------------------------------------------------------------------------
Total Apparel businesses      $5,045     $4,806    $5,114         5%        (6%)
--------------------------------------------------------------------------------
Victoria's Secret Stores       1,829      1,702     1,450         7%        17%
--------------------------------------------------------------------------------
Bath & Body Works              1,272      1,057       753        20%        40%
--------------------------------------------------------------------------------
Victoria's Secret Catalogue      759        734       684         3%         7%
--------------------------------------------------------------------------------
 . Other                           26        125       110       n/m         n/m
--------------------------------------------------------------------------------
Total Intimate Brands         $3,886     $3,618    $2,997         7%        21%
--------------------------------------------------------------------------------
Galyan's Trading Co.             220        160       108        38%        48%
--------------------------------------------------------------------------------
* Henri Bendel                    40         83        91       (52%)       (9%)
--------------------------------------------------------------------------------
# Abercrombie & Fitch            156        522       335       (70%)       56%
--------------------------------------------------------------------------------
Total net sales               $9,347     $9,189    $8,645         2%         6%
--------------------------------------------------------------------------------

Operating Income

Apparel businesses              $(11)       $46      $156       n/m        (71%)
--------------------------------------------------------------------------------
Intimate Brands                  681        572       470        19%        22%
--------------------------------------------------------------------------------
Other                             27         88        22       n/m         n/m
--------------------------------------------------------------------------------
Subtotal                         697        706       648        (1%)        9%
--------------------------------------------------------------------------------
Special items                 @1,740      +(226)    ++(12)
--------------------------------------------------------------------------------
Total operating income        $2,437       $480      $636
--------------------------------------------------------------------------------

 .  Primarily Cacique sales prior to closing effective January 31, 1998.

*  Five of six Henri Bendel stores were closed by September 1998.

# The A&F business was split off effective May 19, 1998 via a tax-free exchange offer. Results up to this date are included in the consolidated financial statements.

@ 1998 special and nonrecurring items: 1) a $1.651 billion tax-free gain on the split-off of A&F; 2) a $93.7 million gain from the sale of the Company's remaining interest in Brylane; and 3) a $5.1 million charge for severance and other associate termination costs related to the closing of Henri Bendel stores. These special items relate to the "Other" category.

+ 1997 special and nonrecurring items: 1) an $89.0 million charge for the apparel businesses related to asset impairment and the closing and downsizing of certain stores; 2) a $67.6 million charge for Intimate Brands related to the closing of the Cacique business (effective January 31, 1998); and 3) a $107.4 million charge related to the closing of five of six Henri Bendel stores, $62.8 million of income related to the gain from the sale of approximately one-half of the Company's interest in Brylane (net of a $12.5 million valuation adjustment on an investment) and a $12.0 million write-down of a real estate investment to net realizable value, all of which relate to the "Other" category. Additionally, includes a $13.0 million inventory liquidation charge associated with the Henri Bendel closings.

++ 1996 special and nonrecurring item: a $12.0 million charge for revaluation of certain assets in connection with Intimate Brands' April 1997 sale of Penhaligon's.

  n/m not meaningful
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
The following summarized financial data compares 1998 to the comparable periods for 1997 and 1996:

                              1998       1997       1996
Comparable Store Sales
Express                        16%      (15%)       (6%)
--------------------------------------------------------------------------------
Lerner New York                 5%       (5%)         8%
--------------------------------------------------------------------------------
Lane Bryant                     5%        1%          0%
--------------------------------------------------------------------------------
The Limited                     1%       (7%)         3%
--------------------------------------------------------------------------------
Structure                      (8%)      (3%)         7%
--------------------------------------------------------------------------------
Limited Too                    15%       20%          8%
--------------------------------------------------------------------------------
Total Apparel businesses        6%       (5%)         1%
--------------------------------------------------------------------------------
Victoria's Secret Stores        4%       11%          5%
--------------------------------------------------------------------------------
Bath & Body Works               7%       11%         11%
--------------------------------------------------------------------------------
Total Intimate Brands           5%      .11%         .7%
--------------------------------------------------------------------------------
Galyan's Trading Co.            5%        0%         12%
--------------------------------------------------------------------------------
Henri Bendel                  (12%)     (13%)        (5%)
--------------------------------------------------------------------------------
Abercrombie & Fitch
(through 5/19/98)              48%       21%         13%
--------------------------------------------------------------------------------
Total comparable store
sales increase                  6%        0%          3%
--------------------------------------------------------------------------------

                                                                  % Change

                              1998      1997        1996      1998-97   1997-96
Store Data
Retail sales increase
attributable to new
and remodeled stores
(1998 change excludes impact
of closing Cacique)             1%        6%          8%
--------------------------------------------------------------------------------
Retail sales per
average selling
square foot                   $312      $295        $285           6%        4%
--------------------------------------------------------------------------------
Retail sales per average
store (thousands)           $1,533    $1,478      $1,453           4%        2%
--------------------------------------------------------------------------------
Average store size
at end of year
(selling square feet)        4,890     5,035       5,043          (3%)       0%
--------------------------------------------------------------------------------
Retail selling square
feet at end of year
(thousands)                 26,316    28,400      28,405          (7%)       0%


Number of Stores

Beginning of year            5,640     5,633       5,298
--------------------------------------------------------------------------------
Opened                         251       315         470
--------------------------------------------------------------------------------
Disposed                     *(159)       (4)         --
--------------------------------------------------------------------------------
Closed                        (350)    #(304)       (135)
--------------------------------------------------------------------------------
End of year                  5,382     5,640       5,633
--------------------------------------------------------------------------------

 . Includes Cacique sales prior to closing effective January 31, 1998.
* Represents the split-off of A&F effective May 19, 1998.
# Includes 118 stores from the January 31, 1998 closing of Cacique.
--------------------------------------------------------------------------------

Net Sales

1998 versus 1997

Net sales for the fourth quarter were $3.256 billion in 1998, essentially flat compared to 1997 sales of $3.268 billion. A comparable store sales increase of 6% was offset by the loss of sales from A&F after its May 19, 1998 split-off.

Net sales for the year were $9.347 billion in 1998 and $9.189 billion in 1997. A 6% comparable store sales increase was partially offset by the loss of A&F sales following the May 19, 1998 split-off and by a net reduction in stores. Excluding A&F, the Company added 246 new stores, remodeled 125 stores and closed 348 underperforming stores, 125 of which were closed at or near year-end. This net reduction of 102 stores represents approximately 850,000 square feet of retail selling space.

     In 1998, IBI sales increased 7% to $3.886 billion, due to the net addition of 180 stores, representing 466,000 new retail selling square feet, and a 5% increase in comparable store sales. Bath & Body Works led IBI, with sales increasing 20% to $1.272 billion, primarily attributable to the net addition of 140 new stores, representing 319,000 new retail selling square feet, and a 7% increase in comparable store sales. Overall, Bath & Body Works' sales increase was primarily driven by the brand's new, unique holiday product collections. Victoria's Secret Stores' sales increased 7% to $1.829 billion. The sales increase was primarily attributable to a 4% increase in comparable store sales, and the net addition of 40 new stores representing 147,000 new retail selling square feet. Victoria's Secret Catalogue's net sales increased 3% to $759 million in 1998, primarily due to a response rate increase for the year.

     In 1998, the apparel businesses reported retail sales of $4.973 billion, a 4% increase versus 1997 sales of $4.800 billion. Sales increased $167 million at Express and $55 million at Limited Too, primarily driven by comparable store sales increases of 16% and 15%. Comparable store sales at Lerner New York and Lane Bryant increased 5%. The effect of these increases on total net sales was partially offset by an 8% comparable store sales decrease at Structure, and the net reduction of 280 apparel stores, representing approximately 1.5 million retail selling square feet, principally due to closures of underperforming locations.

1997 versus 1996

     Net sales for the fourth quarter of 1997 increased 10% to $3.268 billion from $2.966 billion in 1996, due to 5% comparable store sales gains, the impact of new and remodeled stores and increased catalogue sales.

     Net sales for the year increased 6% to $9.189 billion in 1997 from $8.645 billion in 1996. Net sales at IBI increased $621 million due to the net addition of 225 stores (excluding the impact of the Cacique and Penhaligon's store closings), an 11% increase in comparable store sales and a 7% sales increase at Victoria's Secret Catalogue. Additionally, A&F reported a $187 million sales increase driven by a 21% increase in comparable store sales.

     However, the 1997 sales increases at IBI and A&F were partially offset by sales in the apparel businesses, which declined $308 million from 1996. The decrease was due to a 5% decline in comparable store sales, and a net decrease of 125 stores, principally from closing underperforming locations. Partially offsetting these declines was a strong performance from Limited Too, which generated a $63 million sales increase from a 20% increase in comparable store sales.

Gross Income

The fourth quarter of 1998 gross income rate (expressed as a percentage of sales) increased to 36.2% from 35.4% for the same period in 1997. The rate increase was principally due to a 0.7% decrease in the buying and occupancy rate. The buying and occupancy rate decrease was a result of sales leverage at IBI and the benefit from store closings at the apparel businesses. The fourth quarter of 1997 gross income rate increased to 35.4% from 33.0% for the same period in 1996. The merchandise margin rate (representing gross income before deduction of buying and occupancy costs) increased 2.3%, principally due to improved initial markup ("IMU").

     For the year, the 1998 gross income rate increased to 32.1% from 30.7% in 1997. The rate increase was primarily due to a 0.9% increase in the merchandise margin rate and a 0.5% decrease in the buying and occupancy rate. The gains in the merchandise margin rate were due to an increase at the IBI businesses (the apparel businesses experienced a decline). The buying and occupancy rate declined at the IBI businesses as a result of sales leverage. The buying and occupancy rate also declined at the apparel businesses due to sales leverage at Express and Limited Too, as well as aggressive closings of oversized and unprofitable stores over the past two years.

     The 1997 gross income rate increased to 30.7% from 28.9% in 1996. The merchandise margin rate increased 1.7%, principally due to improved IMU, while the buying and occupancy rate was flat to the prior year.

General, Administrative and Store Operating Expenses

The fourth quarter of 1998 general, administrative and store operating expense rate (expressed as a percentage of sales) increased to 21.4% from 20.8% for the same period in 1997. The rate increase was attributable to: 1) a 0.8% rate increase at IBI driven by investment in national advertising for Victoria's Secret; 2) a lack of expense leverage at Limited Stores and Structure; and 3) costs of direct mail and other targeted marketing efforts at the apparel businesses.

     The fourth quarter of 1997 general, administrative and store operating expense rate increased to 20.8% from 18.7% in 1996. The rate increase was attributable to: 1) a 2.5% rate increase at IBI that was driven by investment in national advertising for Victoria's Secret; 2) the inability to leverage these expenses at the women's apparel businesses due to disappointing sales performance; and 3) compensation charges for restricted stock plans.

     For the year, the 1998 general, administrative and store operating expense rate increased to 24.6% from 23.1% in 1997. The rate increase was primarily attributable to: 1) a 1.7% rate increase at IBI due to investment in national advertising for Victoria's Secret, the growth of Bath & Body Works (with its higher expense rate) in the overall mix of net sales, and additional store staffing for product extensions and new initiatives in Victoria's Secret Stores;
2) the inability to leverage these expenses at the women's apparel businesses due to disappointing sales performance; 3) compensation charges for restricted stock plans; and 4) Year 2000 information technology costs.

     The 1997 general, administrative and store operating expense rate increased to 23.1% from 21.4% in 1996, primarily due to the same factors that affected the fourth quarter of 1997.

Special and Nonrecurring Items

     On May 19, 1998, the Company completed a tax-free exchange offer to establish A&F as an independent company. A total of 47.1 million shares of the Company's common stock were exchanged at a ratio of .86 of a share of A&F common stock for each Limited share tendered. In connection with the exchange, the Company recorded a $1.651 billion tax-free gain. The remaining 3.1 million A&F shares were distributed through a pro rata spin-off to Limited shareholders.

     Also during 1998, the Company recognized a gain of $93.7 million from the sale of its remaining interest in Brylane. This gain was partially offset by a $5.1 million charge, in accordance with Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits," for severance and other associate termination costs related to the closing of five of six Henri Bendel stores. The severance charge was paid in 1998.

     During the fourth quarter of 1997, the Company recognized special and nonrecurring charges of $276 million comprised of:

 . A $68 million charge for the closing of the 118 store Cacique lingerie business effective January 31, 1998. The amount was comprised of write-offs and liquidations of store assets and accruals related to cancellations of merchandise on order and other exit costs such as severance, service contract termination fees and lease termination costs.

 . An $82 million charge related to streamlining the Henri Bendel business from six stores to one store, write-offs of store assets, and accruals for contract cancellations and lease termination costs.

 . An $86 million impaired asset charge related to the apparel businesses and Henri Bendel, covering certain store locations where the carrying values were permanently impaired.

 . A $28 million accrual for closing and downsizing oversized stores, primarily within the Limited Stores, Lerner New York, Lane Bryant and Express businesses.

 . A $12 million write-down to net realizable value of a real estate investment previously acquired in connection with closing and downsizing certain stores.

     The $276 million in special and nonrecurring charges were made up of the following components: 1) asset write-downs of $67 million, all of which were taken in 1997; 2) impaired asset charges of $86 million, all of which were taken in 1997; 3) store closing and lease termination liabilities of $107 million, of which $32 million were paid in 1998, leaving a $75 million liability at year-end; and 4) other liabilities such as severance and cancellations of merchandise on order of $16 million, all of which were paid in 1998.

     No accruals related to these charges were reversed or recorded in operating income during 1998.

     Additionally, the Company recognized a $13 million cost of sales charge in the fourth quarter of 1997 for inventory liquidation charges at Henri Bendel in accordance with EITF Issue No. 96-9, "Classification of Inventory Markdowns and Other Costs Associated with a Restructuring."

     The Company recognized a net $62.8 million gain during the third quarter of 1997 related to the sale of approximately one-half of its investment in Brylane. This gain was net of valuation adjustments on certain assets where the carrying values were permanently impaired.

     In 1996, the Company recorded a $12 million special and nonrecurring charge in connection with the April 1997 sale of Penhaligon's, a U.K.-based subsidiary of IBI.

Operating Income

The fourth quarter of 1998 operating income rate (expressed as a percentage of sales) was 14.9% versus 6.1% in 1997. Excluding special and nonrecurring items and the Henri Bendel inventory liquidation charge in 1997, the fourth quarter operating income rate was 14.9% in 1998 versus 15.0% in 1997. Significant gains in fourth quarter operating income at IBI were offset by the loss of operating income from A&F after its May 19, 1998 split-off and lower operating income at the apparel retail businesses. Strong results at Express and Limited Too were more than offset by a significant fourth quarter operating loss at Structure (which had an operating profit in 1997). Additionally, lower profitability levels at Lerner New York and Lane Bryant also impacted the apparel businesses' fourth quarter results.

     The fourth quarter of 1997 operating income rate was 6.1% versus 13.9% in 1996. Excluding special and nonrecurring charges in both years and the Henri Bendel inventory liquidation charge in 1997, the fourth quarter operating income rate increased to 15.0% from 14.3% in 1996. This rate increase was due to a higher gross income rate at IBI that more than offset general, administrative and store operating expense rate increases.

     For the year, the 1998 operating income rate was 26.1% versus 5.2% in 1997. Excluding special and nonrecurring items in both years and the Henri Bendel inventory liquidation charge in 1997, the operating income rate was 7.5% in 1998 versus 7.7% in 1997. In 1998, significant gains in the operating income rate at IBI were offset by a lower operating income rate at the apparel businesses. Operating income improvement at Express and continued favorable results at Limited Too were more than offset by an operating loss at Structure in 1998 (compared to a modest profit in 1997) and significant growth in the operating loss at Limited Stores.

     The 1997 operating income rate was 5.2% versus 7.4% in 1996. Excluding special and nonrecurring items in both years and the Henri Bendel inventory liquidation charge in 1997, the operating income rate increased to 7.7% in 1997 from 7.5% in 1996, for the same reasons discussed above for the fourth quarter of 1997.


Interest Expense
--------------------------------------------------------------------------------
                             Fourth Quarter                 Year

                           1998         1997      1998      1997       1996
Average daily
borrowings (millions)    $898.0       $891.4    $808.2    $835.9     $964.3
--------------------------------------------------------------------------------
Average effective
interest rate             8.60%        8.07%     8.48%     8.22%      7.82%
--------------------------------------------------------------------------------

Interest expense was $19.3 million in the fourth quarter of 1998, up $1.3 million over 1997. The increase was the result of financing fees, slightly higher interest rates and increased borrowing levels. Interest expense for 1998 of $68.5 million was flat compared to $68.7 million in 1997 as lower average borrowing levels were offset by higher interest rates.

Other Income

Other income was $15.0 million in both the fourth quarter of 1998 and 1997. For the year 1998, other income increased $22.4 million to $59.3 million. The increase was primarily due to interest earned on significantly higher average cash balances during the first three quarters of 1998, which was primarily the result of: 1) cash inflows totaling $343 million from the 1997 sales of the Newport Tower office building in Jersey City, New Jersey, The Mall at Tuttle Crossing in Columbus, Ohio, and one-half of the Company's interest in Brylane; and 2) strong operating cash flows from the IBI businesses (see "Liquidity and Capital Resources" following).

Gains in Connection with Initial Public Offerings

As discussed in Note 1 to the Consolidated Financial Statements, the Company recognized a gain of $8.6 million during the first quarter of 1997, in connection with the IPO of Brylane. In 1996, the Company recognized a $118.2 million tax-free gain in connection with the IPO of a 15.8% interest (8.05 million shares) of A&F.
Other Data

There were a number of significant events in fiscal years 1998 and 1997 that impacted the comparability of the Company's earnings per share data and are more fully described in the "Special and Nonrecurring Items" section herein and Note 2 to the Consolidated Financial Statements.

     The information included in this section is not intended to be presented in accordance with SEC guidelines for pro forma financial information but is provided to assist in investors' understanding of the Company's results of operations.

1998 versus 1997

Adjusted earnings per share in 1998 increased 11% to $1.46 from $1.31 in 1997, adjusting for the impact of special items and reflecting the A&F split-off as if it had occurred at the beginning of 1997. On the same basis, fourth quarter adjusted earnings per share increased 11% to $1.07 in 1998 from $.96 in 1997.

     The special items excluded from adjusted earnings per share were as follows:

 . In 1998, the Company recorded a $1.651 billion tax-free gain on the split-off of A&F, a $93.7 million gain from the sale of the Company's remaining interest in Brylane, and a $5.1 million charge for severance and other associate termination costs at Henri Bendel.

 . In 1997, the Company recognized $213.2 million in net special and nonrecurring charges along with the $13.0 million Henri Bendel inventory liquidation charge.

 . In 1997, the Company recognized a gain in connection with the IPO of Brylane of $8.6 million (see Note 1 to the Consolidated Financial Statements).

     The 1998 versus 1997 adjusted results exclude A&F net income of $7.5 million in 1998 and $48.3 million in 1997 and reflect adjusted taxes and minority interest.

1997 versus 1996

Adjusted earnings per share increased 7% to $1.24 in 1997 from $1.16 in 1996, adjusting for the impact of special items in 1997 (see above) and 1996 (see following). On the same basis, fourth quarter adjusted earnings per share increased 12% to $.91 from $.81 in 1996.

     The special items excluded from 1996 adjusted earnings per share were as follows:

 . A $118.2 million tax-free gain in connection with the IPO of A&F.

 .A $12.0 million special and nonrecurring charge related to the sale of Penhaligon's.

 . Approximately $10.5 million of interest income from temporarily investing funds used to repurchase 85 million shares via a self-tender. The 1997 versus 1996 adjusted results include A&F full year net income in both years and reflect adjusted taxes and minority interest.

Financial Condition

The Company's balance sheet at January 30, 1999 provides continuing evidence of financial strength and flexibility. The Company's long-term debt-to-equity ratio declined to 25% at the end of 1998 from 32% in 1997, and working capital increased 14% over 1997 to $1.1 billion. A more detailed discussion of liquidity, capital resources and capital requirements follows.

Liquidity and Capital Resources

Cash provided by operating activities, commercial paper backed by funds available under committed long-term credit agreements, and the Company's capital structure continue to provide the resources to support current operations, projected growth, seasonal requirements and capital expenditures.

--------------------------------------------------------------------------------
A summary of the Company's working capital position and capitalization follows (thousands):

                               1998           1997           1996
Cash provided by
operating activities       $571,014       $558,367       $701,445
--------------------------------------------------------------------------------
Working capital          $1,070,249       $937,739       $638,204
--------------------------------------------------------------------------------
Capitalization:
--------------------------------------------------------------------------------
  Long-term debt           $550,000       $650,000       $650,000
--------------------------------------------------------------------------------
  Shareholders' equity    2,233,303      2,044,957      1,922,582
--------------------------------------------------------------------------------
Total capitalization     $2,783,303     $2,694,957     $2,572,582
--------------------------------------------------------------------------------
Additional amounts
available under long-term
credit agreements        $1,000,000     $1,000,000     $1,000,000
--------------------------------------------------------------------------------

The Company considers the following to be appropriate measures of liquidity and capital resources:

                               1998           1997           1996

Debt-to-equity ratio            25%           32%             34%
(Long-term debt divided
by shareholders' equity)
--------------------------------------------------------------------------------
Debt-to-capitalization ratio    20%           24%             25%
(Long-term debt divided
by total capitalization)
--------------------------------------------------------------------------------
Interest coverage ratio         14x           14x             12x
(Income, excluding special
and nonrecurring items and
gains in connection with
initial public offerings,
before interest expense, income
taxes, depreciation, and
amortization divided by interest
expense)
--------------------------------------------------------------------------------
Cash flow to capital
investment                     164%          154%            194%
(Net cash provided by
operating activities divided
by capital expenditures)
--------------------------------------------------------------------------------

     The Company's operations are seasonal in nature and consist of two principal selling seasons: Spring (the first and second quarters) and Fall (the third and fourth quarters). The fourth quarter, including the Holiday season, has accounted for 35%, 36% and 34% of net sales in 1998, 1997 and 1996. Accordingly, cash requirements are highest in the third quarter as the Company's inventory builds in anticipation of the Holiday season, which generates a substantial portion of the Company's operating cash flow for the year.

Operating Activities

Net cash provided by operating activities was $571.0 million in 1998, $558.4 million in 1997 and $701.4 million in 1996 and continued to serve as the Company's primary source of liquidity.

     The primary changes in cash provided by operating activities between 1998 and 1997 related to inventories and income taxes. The inventory increase of $153.7 million was a result of: 1) a $62.2 million increase in inventory at IBI primarily to support core basics at Victoria's Secret Stores; 2) increases at the apparel businesses related to an increase in nonseasonal goods, basics, such as denim and casual pants, and earlier delivery of Spring goods; and 3) increased inventories for new stores at Galyan's. The inventory increase was offset by a decrease in tax payments relative to 1997. The level of tax payments in 1997 was unusually high due to the timing of tax payments and the settlement of certain tax issues.

"On a comparable basis, the 1998 adjusted earnings per share of The Limited, Inc. increased 11% to $1.46 from $1.31 in 1997. For the quarter, adjusted earnings per share rose 11% to $1.07 from $.96 in 1997."

     Net cash provided by operating activities in 1997 decreased $143.1 million from the prior year principally due to an increase in income tax payments.

Investing Activities

In 1998, investing activities included capital expenditures of $347.4 million, $236.5 million of which was for new and remodeled stores. Also in 1998, the Company received $131.3 million in proceeds from the sale of its remaining interest in Brylane, and $31.1 million in net proceeds from the sale of properties associated with the Easton project (see "Easton Real Estate Investment" following). In 1997, investing activities included $235 million in net proceeds from the sales of the Newport Tower and the Company's interest in The Mall at Tuttle Crossing, and $108.3 million of net proceeds from the third quarter sale of slightly less than one-half of the Company's investment in Brylane. In 1996, $41.3 million was invested in the Alliance Data Systems (formerly WFN) credit card venture.

Financing Activities

Cash used for financing activities in 1998 reflected an increase in the quarterly dividend to $.13 per share from $.12 per share that was more than offset by the reduction in shares outstanding from the split-off of A&F. Dividends for 1998 were $6.3 million less than 1997. On February 1, 1999, the Company announced a 15% increase in its quarterly dividend to $.15 per share.

     Financing activities included three stock repurchases: one by the Company and two by IBI, all initiated during 1998. First, to reduce the impact of dilution from the exercise of stock options, the Company used $43 million of proceeds from stock option exercises to repurchase 1.9 million Limited shares. Second, in a repurchase completed in August 1998, IBI acquired 4.5 million shares of its common stock for $106 million from its public shareholders. The repurchased shares were specifically reserved to cover shares needed for employee benefit plans. Finally, in January 1999, IBI announced its intention to repurchase up to $500 million of its common stock. The purchases will be made on a proportionate basis from both IBI public shareholders and The Limited. As of January 30, 1999, IBI had repurchased 0.4 million shares from public shareholders for $14.8 million. Additionally, IBI repurchased 2.2 million shares from The Limited at the same weighted average per share price, which had no cash flow impact to The Limited.

     In connection with the split-off of A&F, the Company paid $47.6 million to settle its intercompany balance at May 19, 1998.

     Cash used for financing activities for 1997 reflected an increase in the quarterly dividend to $.12 per share from $.10 per share in 1996. Financing activities in 1996 included net proceeds of $118.2 million from A&F's initial public offering. Financing activities also included $1.615 billion used to repurchase 85 million shares of the Company's common stock via the self-tender consummated in March 1996.

     At January 30, 1999, the Company had available $1 billion under its long-term credit agreement. Borrowings outstanding under the agreement are due September 28, 2002. However, the revolving term of the agreement may be extended an additional two years upon notification by the Company, subject to the approval of the lending banks. The Company also has the ability to offer up to $250 million of additional debt securities under its shelf registration statement.

Stores and Selling Square Feet
--------------------------------------------------------------------------------
A summary of actual stores and selling square feet by business for 1998 and 1997 and the 1999 plan by business follows:

                                              End of Year                                     Change From
                              Plan-1999            1998               1997             1999-98           1998-97
Express
Stores                              682               702               753               (20)               (51)
-----------------------------------------------------------------------------------------------------------------
Selling square ft             4,418,000         4,511,000         4,739,000           (93,000)          (228,000)
-----------------------------------------------------------------------------------------------------------------
Lerner New York
Stores                              608               643               746               (35)              (103)
-----------------------------------------------------------------------------------------------------------------
Selling square ft             4,552,000         5,000,000         5,698,000          (448,000)          (698,000)
-----------------------------------------------------------------------------------------------------------------
Lane Bryant
Stores                              710               730               773               (20)               (43)
-----------------------------------------------------------------------------------------------------------------
Selling square ft             3,427,000         3,517,000         3,735,000           (90,000)          (218,000)
-----------------------------------------------------------------------------------------------------------------
The Limited
Stores                              499               551               629               (52)               (78)
-----------------------------------------------------------------------------------------------------------------
Selling square ft             3,067,000         3,371,000         3,790,000          (304,000)          (419,000)
-----------------------------------------------------------------------------------------------------------------
Structure
Stores                              513               532               544               (19)               (12)
-----------------------------------------------------------------------------------------------------------------
Selling square ft             2,035,000         2,118,000         2,143,000           (83,000)           (25,000)
-----------------------------------------------------------------------------------------------------------------
Limited Too
Stores                              359               319               312                40                  7
-----------------------------------------------------------------------------------------------------------------
Selling square ft             1,152,000         1,006,000           979,000           146,000             27,000
-----------------------------------------------------------------------------------------------------------------
Total Apparel Businesses
Stores                            3,371             3,477             3,757              (106)              (280)
-----------------------------------------------------------------------------------------------------------------
Selling square ft            18,651,000        19,523,000        21,084,000          (872,000)        (1,561,000)
-----------------------------------------------------------------------------------------------------------------
Victoria's Secret
Stores                              919               829               789                90                 40
-----------------------------------------------------------------------------------------------------------------
Selling square ft             3,995,000         3,702,000         3,555,000           293,000            147,000
-----------------------------------------------------------------------------------------------------------------
Bath & Body Works
Stores                            1,231             1,061               921               170                140
-----------------------------------------------------------------------------------------------------------------
Selling square ft             2,499,000         2,092,000         1,773,000           407,000            319,000
-----------------------------------------------------------------------------------------------------------------
Total Intimate Brands
Stores                            2,150             1,890             1,710               260                180
-----------------------------------------------------------------------------------------------------------------
Selling square ft             6,494,000         5,794,000         5,328,000           700,000            466,000
-----------------------------------------------------------------------------------------------------------------
Galyan's Trading Co.
Stores                               18                14                11                 4                  3
-----------------------------------------------------------------------------------------------------------------
Selling square ft             1,268,000           964,000           641,000           304,000            323,000
-----------------------------------------------------------------------------------------------------------------
Henri Bendel
Stores                                1                 1                 6                --                 (5)
-----------------------------------------------------------------------------------------------------------------
Selling square ft                35,000            35,000           113,000                --            (78,000)
-----------------------------------------------------------------------------------------------------------------
Abercrombie & Fitch
Stores                               --                --               156                --               (156)
-----------------------------------------------------------------------------------------------------------------
Selling square ft                    --                --         1,234,000                --         (1,234,000)
-----------------------------------------------------------------------------------------------------------------
Total Retail Businesses
Stores                            5,540             5,382             5,640               158               (258)
-----------------------------------------------------------------------------------------------------------------
Selling square ft            26,448,000        26,316,000        28,400,000           132,000         (2,084,000)
-----------------------------------------------------------------------------------------------------------------

Capital Expenditures

Capital expenditures amounted to $347.4 million, $362.8 million and $361.2 million for 1998, 1997 and 1996, of which $236.5 million, $194.4 million and $235.7 million were for new stores and for remodeling of and improvements to existing stores. Remaining capital expenditures are primarily related to information technology and the Company's distribution centers, and include $30.2 million in 1997 and $42.1 million in 1996 for constructing the Bath & Body Works distribution center.

     The Company anticipates spending $440 to $460 million for capital expenditures in 1999, of which $330 to $350 million will be for new stores and for remodeling of and improvements to existing stores, and $35 to $45 million of which will be for information technology ($8 to $10 million of which is related to Year 2000 expenditures). The Company expects that substantially all 1999 capital expenditures will be funded by net cash provided by operating activities.

     The Company expects to increase selling square footage by approximately 132,000 selling square feet in 1999. It is anticipated that the increase will result from the addition of approximately 340 stores (primarily within Intimate Brands and Limited Too), offset by the remodeling of approximately 230 stores and the closing of 150 to 200 stores (primarily women's apparel businesses).

Easton Real Estate Investment

The Company's real estate investments include Easton, a 1,200 acre planned community in Columbus, Ohio, that integrates office, hotel, retail, residential and recreational space. The Company's investments in partnerships, land and infrastructure within the Easton property were $74.6 million at January 30, 1999 and $105.4 million at January 31, 1998.

     In conjunction with the Easton development, the Company maintains an indirect 43% operating interest in a partnership that is developing the Easton Town Center. The Company is a co-guarantor on a $110 million loan agreement to this partnership. The 1998 year-end loan balance was $18.3 million. Sufficient leases have already been signed for the Easton Town Center so that anticipated rental income will exceed debt service costs.

     In 1998, the Easton project was cash positive with proceeds of $65.4 million exceeding expenditures of $34.3 million by $31.1 million. Expenditures for the Easton development totaled $41.8 million in 1997 and $48.1 million in 1996 and net sales proceeds totaled $31.7 million in 1997 and $10.7 million in 1996. In 1999, the Company expects cash proceeds from the Easton development to exceed expenditures of $25 to $35 million.

Information Systems and "Year 2000" Compliance

The Year 2000 issue arises primarily from computer programs, commercial systems and embedded chips that will be unable to properly interpret dates beyond the year 1999. The Company utilizes a variety of proprietary and third-party computer technologies--both hardware and software--directly in its businesses. The Company also relies on numerous third parties and their systems' ability to address the Year 2000 issue. The Company's critical information technology ("IT") functions include point-of-sale equipment, merchandise distribution, merchandise and non-merchandise procurement, credit card and banking services, transportation, and business and accounting management systems. The Company is using both internal and external resources to complete its Year 2000 initiatives.

     In order to address the Year 2000 issue, the Company established a program management office to oversee, monitor and coordinate the company-wide Year 2000 effort. This office has developed and is implementing a Year 2000 plan. The implementation includes five stages: i) awareness, ii) assessment, iii) renovation/development, iv) validation, and v) implementation. There are several areas of focus: 1) renovation of legacy systems throughout the Company; 2) installation of new software packages to replace legacy systems at five of our operating businesses; 3) assessment of Year 2000 readiness at key vendors and suppliers; and 4) evaluating facilities and distribution equipment with embedded computer technology.

     The status of each area of focus is as follows:

     1) All five stages of Year 2000 implementation for renovation of legacy systems are nearly complete or have been completed for significant IT systems at the Company's businesses.

     2) Replacement of significant legacy systems with new software packages has been completed for two of the Company's businesses and is underway for three others. The validation and implementation stages of these new systems are expected to be completed in or prior to the second quarter of 1999.

     3) A vast network of vendors, suppliers, and service providers located both within and outside the United States provide the Company with merchandise for resale, supplies for operational purposes, and services. The Company has identified key vendors, suppliers, and service providers and is making inquiries to determine their Year 2000 status. The Company has obtained assurances from a number of its key vendors regarding their Year 2000 status and expects to complete this process by mid-1999. In addition, the Company is in the process of conducting on-site assessments of certain of its key vendors to further assess such vendors' progress and expects to complete this process by mid-1999. Also, the Company, along with other major retail organizations, is participating in a national industry Year 2000 survey of over 80,000 suppliers and vendors.

     4) The Company also utilizes various facilities and distribution equipment with embedded computer technology, such as conveyors, elevators, security systems, fire protection systems, and energy management systems. The Company's assessment of these systems is in process and all stages of its efforts are expected to be completed in the second quarter of 1999.

     The Company believes that the reasonably likely worst-case scenario would involve short-term disruption of systems affecting its supply and distribution channels. The Company is developing contingency plans, such as alternative sourcing, and identifying the necessary actions that it would need to take if critical systems or service providers were not Year 2000 compliant. The Company expects to finalize these contingency plans by mid-1999.

     At the present time, the Company is not aware of any Year 2000 issues that are expected to affect materially its products, services, competitive position or financial performance. However, despite the Company's significant efforts to make its systems, facilities and equipment Year 2000 compliant, the compliance of third-party service providers and vendors (including, for instance, government entities and utility companies) is beyond the Company's control. Accordingly, the Company can give no assurances that the failure of systems of other companies on which the Company's systems rely, or the failure of key suppliers or other third parties to comply with Year 2000 requirements, will not have a material adverse effect on the Company.

     Total expenditures incurred through 1998 related to remediation, testing, conversion, replacement and upgrading system applications were $70 million. Incremental expenses totaled $28 million in 1998. In addition, significant internal payroll costs (not separately identified) were incurred relating to the Company's Year 2000 initiatives.

     Total remaining expenditures are expected to range from $15 to $20 million through 2000. Total incremental expenses, including depreciation and amortization of new package systems, remediation to bring current systems into compliance, and writing off legacy systems, are not expected to have a material impact on the Company's financial condition during 1999 and 2000.

"An acknowledged leader in its field, Limited Technology Services provides a solid foundation for our family of the world's best fashion brands."

Impact of Inflation

The Company's results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, the Company believes the effects of inflation, if any, on the results of operations and financial condition have been minor.

Adoption of New Accounting Standards

In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The SOP requires that certain external costs and internal payroll and payroll-related costs be capitalized during the application development and implementation stages of a software development project and amortized over the software's useful life. The SOP is effective in the first quarter of 1999 and the Company does not anticipate that this SOP will have an adverse effect on the Company's results of operations.

     Additionally, SOP 98-5, "Reporting on the Costs of Start-Up Activities," was issued in April 1998. The SOP requires that entities expense start-up costs and organization costs as they are incurred. The SOP is effective in the first quarter of 1999 and the Company does not anticipate that this SOP will have an adverse effect on the Company's results of operations.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

The Company cautions that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this Report or made by management of the Company involve risks and uncertainties and are subject to change based on various important factors, many of which may be beyond the Company's control. Accordingly, the Company's future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Among other things, the foregoing statements as to costs and dates relating to the Year 2000 effort are forward-looking and are based on the Company's current best estimates, which may be proven incorrect as additional information becomes available. The Company's Year 2000-related forward-looking statements are also based on assumptions about many important factors, including the technical skills of employees and independent contractors, the representations and preparedness of third parties, the ability of vendors to deliver merchandise or perform services required by the Company and the collateral effects of the Year 2000 issues on the Company's business partners and customers. While the Company believes its assumptions are reasonable, it cautions that it is impossible to predict factors that could cause actual costs or timetables to differ materially from the expected results. In addition to Year 2000 issues, the following factors, among others, in some cases have affected and in the future could affect the Company's financial performance and actual results and could cause actual results for 1999 and beyond to differ materially from those expressed or implied in any forward-looking statements included in this Report or otherwise made by management: changes in consumer spending patterns, consumer preferences and overall economic conditions, the impact of competition and pricing, changes in weather patterns, political stability, currency and exchange risks and changes in existing or potential duties, tariffs or quotas, availability of suitable store locations at appropriate terms, ability to develop new merchandise and ability to hire and train associates.


Consolidated Statements of Income
------------------------------------------------------------------------------------------------------------------------------------
(Thousands except per share amounts)
                                                                                     1998                 1997                 1996

Net sales                                                                      $9,346,911           $9,188,804           $8,644,791
------------------------------------------------------------------------------------------------------------------------------------
Costs of goods sold, occupancy and buying costs                                (6,348,945)          (6,370,827)          (6,148,212)
------------------------------------------------------------------------------------------------------------------------------------
Gross income                                                                    2,997,966            2,817,977            2,496,579
------------------------------------------------------------------------------------------------------------------------------------
General, administrative and store operating expenses                           (2,300,523)          (2,124,663)          (1,848,512)
------------------------------------------------------------------------------------------------------------------------------------
Special and nonrecurring items, net                                             1,740,030             (213,215)             (12,000)
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                                                2,437,473              480,099              636,067
------------------------------------------------------------------------------------------------------------------------------------
Interest expense                                                                  (68,528)             (68,728)             (75,363)
------------------------------------------------------------------------------------------------------------------------------------
Other income, net                                                                  59,265               36,886               41,972
------------------------------------------------------------------------------------------------------------------------------------
Minority interest                                                                 (64,564)             (56,473)             (45,646)
------------------------------------------------------------------------------------------------------------------------------------
Gain in connection with initial public offerings                                       --                8,606              118,178
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                      2,363,646              400,390              675,208
------------------------------------------------------------------------------------------------------------------------------------
Provision for income taxes                                                        310,000              183,000              241,000
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                     $2,053,646             $217,390             $434,208
------------------------------------------------------------------------------------------------------------------------------------
Net income per share:
------------------------------------------------------------------------------------------------------------------------------------
  Basic                                                                             $8.52                 $.80                $1.55
------------------------------------------------------------------------------------------------------------------------------------
  Diluted                                                                            8.32                 $.79                $1.54
------------------------------------------------------------------------------------------------------------------------------------

The accompanying Notes are an integral part of these Consolidated Financial Statements.
--------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------------------------
(Thousands)


                                                       Common Stock                                          Treasury          Total
                                                    Shares                                   Retained       Stock, at  Shareholders'
                                               Outstanding      Par Value Paid-In Capital    Earnings    Average Cost         Equity
Balance, February 3, 1996                          355,366       $180,352      $137,134    $3,200,350      $(316,795)    $3,201,041
------------------------------------------------------------------------------------------------------------------------------------
Net income                                              --             --            --       434,208             --        434,208
------------------------------------------------------------------------------------------------------------------------------------
Cash dividends                                          --             --            --      (108,302)            --       (108,302)
------------------------------------------------------------------------------------------------------------------------------------
Repurchase of common stock                         (85,000)            --            --            --     (1,615,000)    (1,615,000)
------------------------------------------------------------------------------------------------------------------------------------
Exercise of stock options and other                    705             --         5,726            --          4,909         10,635
------------------------------------------------------------------------------------------------------------------------------------
Balance, February 1, 1997                          271,071       $180,352      $142,860    $3,526,256    $(1,926,886)    $1,922,582
------------------------------------------------------------------------------------------------------------------------------------
Net income                                              --             --            --       217,390             --        217,390
------------------------------------------------------------------------------------------------------------------------------------
Cash dividends                                          --             --            --      (130,472)            --       (130,472)
------------------------------------------------------------------------------------------------------------------------------------
Exercise of stock options and other                  1,729             --         5,158            --         30,299         35,457
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 31, 1998                          272,800       $180,352      $148,018    $3,613,174    $(1,896,587)    $2,044,957
------------------------------------------------------------------------------------------------------------------------------------
Net income                                              --             --            --     2,053,646             --      2,053,646
------------------------------------------------------------------------------------------------------------------------------------
Cash dividends                                          --             --            --      (124,203)            --       (124,203)
------------------------------------------------------------------------------------------------------------------------------------
Repurchase of common stock                          (1,890)            --            --            --        (43,095)       (43,095)
------------------------------------------------------------------------------------------------------------------------------------
Split-off of Abercrombie & Fitch                   (47,075)            --            --        (5,584)    (1,766,138)    (1,771,722)
------------------------------------------------------------------------------------------------------------------------------------
Exercise of stock options and other                  2,737             --         9,196            --         64,524         73,720
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 30, 1999                          226,572       $180,352      $157,214    $5,537,033    $(3,641,296)    $2,233,303
------------------------------------------------------------------------------------------------------------------------------------

The accompanying Notes are an integral part of these Consolidated Financial Statements.
--------------------------------------------------------------------------------

Consolidated Balance Sheets
--------------------------------------------------------------------------------
(Thousands)


                                                                                       January 30, 1999            January 31, 1998
Assets
Current assets:
-----------------------------------------------------------------------------------------------------------------------------------
  Cash and equivalents                                                                         $870,317                    $746,395
-----------------------------------------------------------------------------------------------------------------------------------
  Accounts receivable                                                                            77,715                      83,370
-----------------------------------------------------------------------------------------------------------------------------------
  Inventories                                                                                 1,119,670                   1,002,710
-----------------------------------------------------------------------------------------------------------------------------------
  Store supplies                                                                                 98,797                      99,167
-----------------------------------------------------------------------------------------------------------------------------------
  Other                                                                                         151,685                      99,509
-----------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                          2,318,184                   2,031,151
-----------------------------------------------------------------------------------------------------------------------------------
Property and equipment, net                                                                   1,361,761                   1,415,912
-----------------------------------------------------------------------------------------------------------------------------------
Restricted cash                                                                                 351,600                     351,600
-----------------------------------------------------------------------------------------------------------------------------------
Deferred income taxes                                                                            48,782                      56,586
-----------------------------------------------------------------------------------------------------------------------------------
Other assets                                                                                    469,381                     445,512
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                 $4,549,708                  $4,300,761
-----------------------------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
-----------------------------------------------------------------------------------------------------------------------------------
  Accounts payable                                                                             $289,947                    $300,703
-----------------------------------------------------------------------------------------------------------------------------------
  Current portion of long-term debt                                                             100,000                          --
-----------------------------------------------------------------------------------------------------------------------------------
  Accrued expenses                                                                              681,515                     676,715
-----------------------------------------------------------------------------------------------------------------------------------
  Income taxes                                                                                  176,473                     115,994
-----------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                     1,247,935                   1,093,412
-----------------------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                                  550,000                     650,000
-----------------------------------------------------------------------------------------------------------------------------------
Other long-term liabilities                                                                      56,010                      58,720
-----------------------------------------------------------------------------------------------------------------------------------
Minority interest                                                                               110,860                     102,072
-----------------------------------------------------------------------------------------------------------------------------------
Contingent stock redemption agreement                                                           351,600                     351,600
-----------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity:
-----------------------------------------------------------------------------------------------------------------------------------
  Common stock                                                                                  180,352                     180,352
-----------------------------------------------------------------------------------------------------------------------------------
  Paid-in capital                                                                               157,214                     148,018
-----------------------------------------------------------------------------------------------------------------------------------
  Retained earnings                                                                           5,537,033                   3,613,174
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                              5,874,599                   3,941,544
------------------------------------------------------------------------------------------------------------------------------------
Less: treasury stock, at average cost                                                        (3,641,296)                 (1,896,587)
-----------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                                    2,233,303                   2,044,957
-----------------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                                   $4,549,708                  $4,300,761
-----------------------------------------------------------------------------------------------------------------------------------

The accompanying Notes are an integral part of these Consolidated Financial Statements.
--------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF CASH FLOWS
-----------------------------------------------------------------------------------------------------------------------------------
(Thousands)

                                                                                     1998                 1997                 1996
Operating Activities

Net income                                                                    $ 2,053,646          $   217,390          $   434,208
-----------------------------------------------------------------------------------------------------------------------------------
Impact of Other Operating Activities on Cash Flows

Depreciation and amortization                                                     286,000              313,292              289,643
-----------------------------------------------------------------------------------------------------------------------------------
Special and nonrecurring items, net of income taxes                            (1,705,030)             128,215                7,200
-----------------------------------------------------------------------------------------------------------------------------------
Minority interest, net of dividends paid                                           41,786               34,736               21,637
-----------------------------------------------------------------------------------------------------------------------------------
Gain in connection with initial public offerings, net                                  --               (5,606)            (118,178)
-----------------------------------------------------------------------------------------------------------------------------------

Change in Assets and Liabilities

Accounts receivable                                                                 4,704              (14,033)               8,179
-----------------------------------------------------------------------------------------------------------------------------------
Inventories                                                                      (153,667)              (5,407)             (48,350)
-----------------------------------------------------------------------------------------------------------------------------------
Accounts payable and accrued expenses                                              39,281               81,833              116,599
-----------------------------------------------------------------------------------------------------------------------------------
Income taxes                                                                       30,895             (145,832)              (5,915)
-----------------------------------------------------------------------------------------------------------------------------------
Other assets and liabilities                                                      (26,601)             (46,221)              (3,578)
-----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                         571,014              558,367              701,445
-----------------------------------------------------------------------------------------------------------------------------------

Investing Activities

Net proceeds (expenditures) related to

Easton real estate investment                                                      31,073              (10,148)             (37,434)
-----------------------------------------------------------------------------------------------------------------------------------
Capital expenditures                                                             (347,356)            (362,840)            (361,202)
-----------------------------------------------------------------------------------------------------------------------------------
Proceeds from sale of property and related interests                                   --              234,976                   --
-----------------------------------------------------------------------------------------------------------------------------------
Net proceeds from partial sale of interest in investee                            131,262              108,259                   --
-----------------------------------------------------------------------------------------------------------------------------------
Businesses acquired                                                                    --                   --              (41,255)
-----------------------------------------------------------------------------------------------------------------------------------
Net cash used for investing activities                                           (185,021)             (29,753)            (439,891)
-----------------------------------------------------------------------------------------------------------------------------------

Financing Activities

Net proceeds from issuance and sale of subsidiary stock                                --                   --              118,178
-----------------------------------------------------------------------------------------------------------------------------------
Repurchase of subsidiary common stock                                            (120,844)                  --                   --
-----------------------------------------------------------------------------------------------------------------------------------
Dividends paid                                                                   (124,203)            (130,472)            (108,302)
-----------------------------------------------------------------------------------------------------------------------------------
Repurchase of common stock                                                        (43,095)                  --           (1,615,000)
-----------------------------------------------------------------------------------------------------------------------------------
Settlement of Abercrombie & Fitch intercompany account                            (47,649)                  --                   --
-----------------------------------------------------------------------------------------------------------------------------------
Stock options and other                                                            73,720               35,457               10,635
-----------------------------------------------------------------------------------------------------------------------------------
Net cash used for financing activities                                           (262,071)             (95,015)          (1,594,489)
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and equivalents                                   123,922              433,599           (1,332,935)
-----------------------------------------------------------------------------------------------------------------------------------
Cash and equivalents, beginning of year                                           746,395              312,796            1,645,731
-----------------------------------------------------------------------------------------------------------------------------------
Cash and equivalents, end of year                                             $   870,317          $   746,395          $   312,796
-----------------------------------------------------------------------------------------------------------------------------------

In 1998, noncash financing activities include the addition of $1.766 billion treasury stock as a result of the exchange of 40,484,545 common shares of Abercrombie & Fitch ("A&F") previously owned by the Company for 47,075,052 shares of common stock of the Company. Additional noncash financing activities include a $5.6 million dividend effected by a pro rata spin-off of the Company's remaining shares of A&F (see Note 2). In 1997, noncash financing activities included $2.2 million for stock issued in connection with the acquisition of Galyan's.

The accompanying Notes are an integral part of these Consolidated Financial Statements.
--------------------------------------------------------------------------------

"We are growing shareholder value by focusing our talent, time, and capital resources on the highest return opportunities.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of The Limited, Inc. (the "Company") and all significant subsidiaries that are more than 50% owned and controlled. All significant intercompany balances and transactions have been eliminated in consolidation. The results of Abercrombie & Fitch ("A&F") are included in the consolidated financial statements through May 19, 1998, the date A&F was established as an independent company (see Note 2).

     Investments in other entities (including joint ventures) where the Company has the ability to significantly influence operating and financial policies are accounted for on the equity method.

Fiscal Year

The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years are designated in the financial statements and notes by the calendar year in which the fiscal year commences. The results for fiscal years 1998, 1997 and 1996 represent the 52-week periods ended January 30, 1999, January 31, 1998 and February 1, 1997.

Cash and Equivalents

Cash and equivalents include amounts on deposit with financial institutions and money market investments with maturities of less than 90 days.

Inventories

Inventories are principally valued at the lower of average cost or market, on a first-in first-out basis, utilizing the retail method.

Store Supplies

The initial inventory of supplies for new stores including, but not limited to, hangers, signage, security tags and point-of-sale supplies, is capitalized at the store opening date. Subsequent shipments are expensed, except for new merchandise presentation programs, which are capitalized.

Catalogue and Advertising Costs

Catalogue costs, primarily consisting of catalogue production and mailing costs, are amortized over the expected future revenue stream, which is principally from three to six months from the date catalogues are mailed. All other advertising costs are expensed at the time the promotion first appears in media or in the store. Catalogue and advertising costs amounted to $303 million, $275 million and $242 million in 1998, 1997 and 1996.

Property and Equipment

Depreciation and amortization of property and equipment are computed for financial reporting purposes on a straight-line basis, using service lives ranging principally from 10 to 30 years for buildings and improvements and 3 to 10 years for other property and equipment. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts with any resulting gain or loss included in net income. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments that extend service lives are capitalized. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that full recoverability is questionable. Factors used in the valuation include, but are not limited to, management's plans for future operations, brand initiatives, recent operating results and projected cash flows.

Goodwill Amortization

Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired companies and is amortized on a straight-line basis over 30 years. Unamortized goodwill related to the $106 million Intimate Brands, Inc. ("IBI") stock buyback will reverse as the shares are reissued to cover shares needed for employee benefit plans.

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

Shareholders' Equity

At January 30, 1999, five hundred million shares of $.50 par value common stock are authorized and 379.5 million shares are issued. At January 30, 1999, and January 31, 1998, 226.6 million shares and 272.8 million shares are outstanding. Ten million shares of $1.00 par value preferred stock are authorized, none of which have been issued.

     On May 19, 1998, the Company acquired 47.1 million shares of its common stock via a tax-free exchange offer to establish A&F as an independent company (see Note 2).

     On March 17, 1996, the Company completed the repurchase of 85 million shares of its common stock under a self-tender offer at $19.00 per share. Approximately $1.615 billion was paid in exchange for the outstanding shares with funds made available from a series of transactions that included: 1) the initial public offering of a 16.9% interest in IBI; 2) the securitization of Alliance Data Systems ("ADS," formerly WFN) credit card receivables; and 3) the sale of a 60% interest in ADS.

Revenue Recognition

Sales are recorded upon purchase by customers. A reserve is provided for the gross profit on projected catalogue merchandise returns, based on prior experience.

Earnings Per Share

Net income per share is computed in accordance with SFAS No. 128, "Earnings Per Share." Earnings per basic share is computed based on the weighted average number of outstanding common shares. Earnings per diluted share includes the weighted average effect of dilutive options and restricted stock on the weighted average shares outstanding. Additionally, earnings per diluted share includes the impact of the dilutive options and restricted stock at IBI as a reduction to earnings. This reduction did not impact the 1997 or 1996 calculations, but resulted in slightly more than a $.01 reduction in 1998 earnings per diluted share.

-------------------------------------------------------------------------------------------------
(Thousands)
                                                   1998                 1997                 1996
Weighted Average Common Shares Outstanding

Common shares issued                            379,454              379,454              379,454
-------------------------------------------------------------------------------------------------
Treasury shares                                (138,547)            (107,556)             (98,755)
-------------------------------------------------------------------------------------------------
Basic shares                                    240,907              271,898              280,699
-------------------------------------------------------------------------------------------------
Dilutive effect of options
and restricted shares                             5,412                2,585                1,354
-------------------------------------------------------------------------------------------------
Diluted shares                                  246,319              274,483              282,053
-------------------------------------------------------------------------------------------------

   The computation of earnings per diluted share excludes options to purchase
3.2 million, 0.7 million and 5.9 million shares of common stock that were outstanding at year-end 1998, 1997 and 1996, because the options' exercise price was greater than the average market price of the common shares. In addition, the
18.75 million shares subject to the Contingent Stock Redemption Agreement (see Notes 5 and 9) are excluded from the dilution calculation because their redemption would not have a dilutive effect on earnings per share.

"The Company had an operating cash flow of $571 million and a debt-to-equity ratio of 25%."

Gains in Connection With Initial Public Offerings

Gains in connection with initial public offerings of subsidiaries are recognized in the current year's income. In 1997, the Company recognized a gain of $8.6 million in connection with the initial public offering ("IPO") of Brylane, Inc. ("Brylane"), a 26% owned (post-IPO) catalogue retailer. In 1996, the Company recognized a $118.2 million tax-free gain in connection with the IPO of a 15.8% interest (8.05 million shares) of A&F.

     Minority interest of $110.9 million at January 30, 1999, represents a 15.5% interest in the net equity of IBI. Minority interest of $102.1 million at January 31, 1998, represents a 16.9% interest in the net equity of IBI and a 15.8% interest in the net equity of A&F.

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

2. Special and Nonrecurring Items

On May 19, 1998, the Company completed a tax-free exchange offer to establish A&F as an independent company. A total of 47,075,052 shares of the Company's common stock were exchanged at a ratio of .86 of a share of A&F common stock for each Limited share tendered. In connection with the exchange, the Company recorded a $1.651 billion tax-free gain. In addition, on June 1, 1998 a $5.6 million dividend was effected through a pro rata spin-off to shareholders of the Company's remaining 3,115,455 A&F shares. Limited shareholders of record as of the close of trading on May 29, 1998 received .013673 of a share of A&F for each Limited share owned at that time.

     During the first quarter of 1998, the Company recognized a gain of $93.7 million from the sale of 2.57 million shares at $51 per share, representing its remaining interest in Brylane. This gain was partially offset by a $5.1 million charge for severance and other associate termination costs related to the closing of five of six Henri Bendel stores. The severance charge was paid in 1998.

   As a result of a 1997 review of the Company's retail businesses and investments as well as implementation of initiatives intended to promote and strengthen the Company's various retail brands (including closing businesses, identification and disposal of noncore assets and identification of store locations not consistent with a particular brand), the Company recognized special and nonrecurring charges of $276 million during the fourth quarter of 1997 comprised of:

 . A $68 million charge for the closing of the 118 store Cacique lingerie business effective January 31, 1998. The amount was comprised of write-offs and liquidations of store assets and accruals related to cancellations of merchandise on order and other exit costs such as severance, service contract termination fees and lease termination costs.

 . An $82 million charge related to streamlining the Henri Bendel business from six stores to one store, write-offs of store assets, and accruals for contract cancellations and lease termination costs.

 . An $86 million impaired asset charge related to the apparel businesses and Henri Bendel, covering certain store locations where the carrying values were permanently impaired.

 . A $28 million accrual for closing and downsizing oversized stores, primarily within the Limited Stores, Lerner New York, Lane Bryant and Express businesses.

 . A $12 million write-down to net realizable value of a real estate investment previously acquired in connection with closing and downsizing certain stores.

   The $276 million in special and nonrecurring charges were made up of the following components: 1) asset write-downs of $67 million, all of which were taken in 1997; 2) impaired asset charges of $86 million, all of which were taken in 1997; 3) store closing and lease termination liabilities of $107 million, of which $32 million were paid in 1998, leaving a $75 million liability at year-end; and 4) other liabilities such as severance and cancellations of merchandise on order of $16 million, all of which were paid in 1998.

   No accruals related to these charges were reversed or recorded in operating income during 1998.

     During the third quarter of 1997, the Company recognized a $75.3 million gain in connection with the sale of 2.4 million shares of Brylane for $46 per share, generating cash proceeds of $108 million. This gain was partially offset by valuation adjustments of $12.5 million on certain assets where the carrying values were permanently impaired.

     In 1996, the Company recorded a $12 million special and nonrecurring charge in connection with the April 1997 sale of Penhaligon's, a U.K.-based subsidiary of IBI.



3. Property and Equipment
-----------------------------------------------------------------------------------------------
(Thousands)
                                                                  1998                     1997
Property and Equipment, At Cost

Land, buildings and improvements                              $411,483                 $354,495
-----------------------------------------------------------------------------------------------
Furniture, fixtures and equipment                            1,930,906                1,951,172
-----------------------------------------------------------------------------------------------
Leaseholds and improvements                                    563,217                  539,047
-----------------------------------------------------------------------------------------------
Construction in progress                                       108,478                  155,585
-----------------------------------------------------------------------------------------------
Total                                                        3,014,084                3,000,299
-----------------------------------------------------------------------------------------------
Less: accumulated depreciation and amortization              1,652,323                1,584,387
-----------------------------------------------------------------------------------------------
Property and equipment, net                                 $1,361,761               $1,415,912
-----------------------------------------------------------------------------------------------

4. Leased Facilities, Commitments and Contingencies

Annual store rent is comprised of a fixed minimum amount, plus contingent rent based on a percentage of sales exceeding a stipulated amount. Store lease terms generally require additional payments covering taxes, common area costs and certain other expenses.

------------------------------------------------------------------------
(Thousands)
                                1998              1997              1996
Rent Expense

Fixed minimum               $666,729          $714,995          $687,095
------------------------------------------------------------------------
Contingent                    39,642            32,918            25,341
------------------------------------------------------------------------
Total store rent             706,371           747,913           712,436
------------------------------------------------------------------------
Equipment and other           22,511            23,492            25,163
------------------------------------------------------------------------
Total rent expense          $728,882          $771,405          $737,599
------------------------------------------------------------------------

     At January 30, 1999, the Company was committed to noncancelable leases with remaining terms generally from one to twenty years. A substantial portion of these commitments consists of store leases with initial terms ranging from ten to twenty years, with options to renew at varying terms.

------------------------------------------------------------------------
(Thousands)

Minimum Rent Commitments Under Noncancelable Leases

1999                                                            $643,828
------------------------------------------------------------------------
2000                                                             632,785
------------------------------------------------------------------------
2001                                                             602,868
------------------------------------------------------------------------
2002                                                             563,468
------------------------------------------------------------------------
2003                                                             502,880
------------------------------------------------------------------------
Thereafter                                                     1,427,862
------------------------------------------------------------------------

The Company maintains an indirect 43% operating interest in a partnership that is developing the Easton Town Center in Columbus, Ohio. The Company is a co-guarantor on a $110 million loan agreement to this partnership. The 1998 year-end loan balance was $18.3 million.

5. Restricted Cash

At January 30, 1999, and January 31, 1998, Special Funding, Inc., a wholly-owned subsidiary of the Company, had $351.6 million of restricted cash invested in short-term, highly liquid securities. This amount is classified as a noncurrent asset, because it has been reserved for use in the event that the Wexner Children's Trust, established by Leslie H. Wexner, the Company's principal shareholder, exercises its opportunity to require the Company to redeem, or the Company exercises its opportunity to redeem from the Trust, shares of The Limited, Inc. common stock in accordance with the terms of the Contingent Stock Redemption Agreement (see Note 9). Interest earnings of $17.9 million, $18.6 million, and $17.9 million in 1998, 1997 and 1996 on the segregated cash accrued to the Company.

6. Accrued Expenses
------------------------------------------------------------------------------
(Thousands)
                                                 1998                     1997

Accrued Expenses

Compensation, payroll taxes and benefits     $157,785                 $135,701
------------------------------------------------------------------------------
Rent                                          176,075                  152,850
------------------------------------------------------------------------------
Taxes, other than income                       46,413                   42,321
------------------------------------------------------------------------------
Interest                                       21,057                   21,129
------------------------------------------------------------------------------
Other                                         280,185                  324,714
------------------------------------------------------------------------------
Total                                        $681,515                 $676,715
------------------------------------------------------------------------------

7. Income Taxes
------------------------------------------------------------------------------
(Thousands)
                                      1998             1997              1996

Provision For Income Taxes

Currently payable
------------------------------------------------------------------------------
  Federal                         $194,100         $304,300          $210,400
------------------------------------------------------------------------------
  State                             38,800           33,800            34,000
------------------------------------------------------------------------------
  Foreign                            4,500            3,700             2,400
------------------------------------------------------------------------------
Total                              237,400          341,800           246,800
------------------------------------------------------------------------------
Deferred
------------------------------------------------------------------------------
  Federal                           58,100         (156,600)          (13,800)
------------------------------------------------------------------------------
  State                             14,500           (2,200)            8,000
------------------------------------------------------------------------------
Total                               72,600         (158,800)           (5,800)
------------------------------------------------------------------------------
Total provision                   $310,000         $183,000          $241,000
------------------------------------------------------------------------------

------------------------------------------------------------------------------
     The foreign component of pretax income, arising principally from overseas sourcing operations, was $65.5 million, $62.3 million and $45.9 million in 1998, 1997 and 1996.

-------------------------------------------------------------------------------
                                                       1998      1997      1996

Reconciliation Between the Statutory Federal
Income Tax Rate and the Effective Tax Rate

Federal income tax rate                                35.0%     35.0%     35.0%
-------------------------------------------------------------------------------
State income taxes, net of
Federal income tax effect                               4.5%      4.5%      4.5%
-------------------------------------------------------------------------------
Other items, net                                         .4%       .6%       .5%
-------------------------------------------------------------------------------
Total                                                  39.9%     40.1%     40.0%
-------------------------------------------------------------------------------

  The reconciliation between the statutory Federal income tax rate and the effective income tax rate on pretax earnings excludes the nontaxable gain from the split-off of A&F in May 1998, the nontaxable gain from sale of subsidiary stock in 1996, and minority interest.

-----------------------------------------------------------------------------------------------------------
(Thousands)
                                                1998                                   1997

                                     Assets  Liabilities      Total       Assets   Liabilities      Total
Effect of Temporary Differences
That Give Rise to
Deferred Income Taxes

Tax under
(over) book
depreciation                        $16,300          --      $16,300           --     $(1,400)     $(1,400)
-----------------------------------------------------------------------------------------------------------
Undistributed
earnings of
foreign affiliates                       --   $(104,900)    (104,900)          --    (102,400)    (102,400)
-----------------------------------------------------------------------------------------------------------
Special and
nonrecurring
items                                63,200          --       63,200      $99,200          --       99,200
-----------------------------------------------------------------------------------------------------------
Rent                                 65,300          --       65,300       62,100          --       62,100
-----------------------------------------------------------------------------------------------------------
Inventory                            22,100          --       22,100       43,700          --       43,700
-----------------------------------------------------------------------------------------------------------
Investments in
affiliates                               --     (28,000)     (28,000)          --     (24,900)     (24,900)
-----------------------------------------------------------------------------------------------------------
State income
taxes                                27,700          --       27,700       24,900          --       24,900
-----------------------------------------------------------------------------------------------------------
Other                                    --     (24,400)     (24,400)      18,500          --       18,500
-----------------------------------------------------------------------------------------------------------
Total deferred
income taxes                       $194,600   $(157,300)     $37,300     $248,400   $(128,700)    $119,700
-----------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   Income taxes payable included net current deferred tax liabilities of $11.5 million and net current deferred tax assets of $63.1 million at January 30, 1999 and January 31, 1998.

   Income tax payments were $241.7 million, $410.8 million and $233.8 million for 1998, 1997 and 1996.

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

8. Long-Term Debt
-------------------------------------------------------------
(Thousands)

                                         1998            1997

Unsecured Long-Term Debt

7 1/2% Debentures due March 2023     $250,000        $250,000
-------------------------------------------------------------
7 4/5% Notes due May 2002             150,000         150,000
-------------------------------------------------------------
9 1/8% Notes due February 2001        150,000         150,000
-------------------------------------------------------------
8 7/8% Notes due August 1999          100,000         100,000
-------------------------------------------------------------
                                      650,000         650,000
-------------------------------------------------------------
Less: current portion of
long-term debt                        100,000              --
-------------------------------------------------------------
Total                                $550,000        $650,000
-------------------------------------------------------------

The Company maintains a $1 billion unsecured credit agreement (the "Agreement"), established on September 29, 1997 (the "Effective Date"). Borrowings outstanding under the Agreement are due September 28, 2002. However, the revolving term of the Agreement may be extended an additional two years upon notification by the Company on the second and fourth anniversaries of the Effective Date, subject to the approval of the lending banks. The Agreement has several borrowing options, including interest rates that are based on either the lender's "Base Rate," as defined, LIBOR, CD-based options or at a rate submitted under a bidding process. Facilities fees payable under the Agreement are based on the Company's long-term credit ratings, and currently approximate 0.1% of the committed amount per annum.

     The Agreement contains covenants relating to the Company's working capital, debt and net worth. No amounts were outstanding under the Agreement at January 30, 1999.

     The Agreement supports the Company's commercial paper program, which is used from time to time to fund working capital and other general corporate requirements. No commercial paper was outstanding at January 30, 1999.

     Up to $250 million of debt securities and warrants to purchase debt securities may be issued under the Company's shelf registration statement.

     The Company periodically enters into interest rate swap agreements with the intent to manage interest rate exposure. At January 30, 1999, the Company had an interest rate swap position of $100 million notional principal amount outstanding. This contract effectively changed the Company's interest rate exposure on $100 million of variable rate debt to a fixed rate of 8.09% through July 2000.

     Interest paid was $68.6 million, $69.1 million and $65.5 million in 1998, 1997 and 1996.

9. Contingent Stock Redemption Agreement

On March 17, 1996, the Company purchased from shareholders, via a self-tender offer, 85 million shares of The Limited, Inc. common stock for $1.615 billion. Leslie H. Wexner, Chairman and CEO of the Company, as well as the Company's founder and principal shareholder, did not participate in the self-tender. However, the Company entered into an agreement, as amended in 1996, which provides the Wexner Children's Trust (the "Trust") the opportunity, commencing on February 1, 1998, and for a period of eight years thereafter (the exercise period), to require the Company to redeem up to 18.75 million shares for a price per share equal to $18.75 (a price equal to the price per share paid in the self-tender less $.25 per share). Under certain circum-stances, lenders to the Trust, if any, also may exercise this opportunity. The Company received the opportunity to redeem an equivalent number of shares from the Trust at $25.07 per share for a period beginning on July 31, 2006, and for six months thereafter. As a result of these events, the Company has transferred $351.6 million to temporary equity identified as Contingent Stock Redemption Agreement in the Consolidated Balance Sheets. In addition, approximately $351.6 million has been designated as restricted cash to consummate either of the above rights (see Note 5). The terms of this agreement were approved by the Company's Board of Directors.

10. Stock Options and Restricted Stock

Under the Company's stock plans, associates may be granted up to a total of 29.8 million restricted shares and options to purchase the Company's common stock at the market price on the date of grant. Options generally vest 25% per year over the first four years of the grant. Of the options granted, 2.3 million options in 1998 and 5.6 million options in 1997 had graduated vesting schedules over six years. Virtually all options have a maximum term of ten years.

     Under separate IBI stock plans, IBI associates may be granted up to a total of 17.5 million restricted shares and options to purchase IBI's common stock at the market price on the date of grant. As of January 30, 1999, options to purchase 5.6 million IBI shares were outstanding, of which 882,000 options were exercisable. Under these plans, options generally vest over periods from four to six years.

     The Company adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," effective with the 1996 financial statements, but elected to continue to measure compensation expense in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense for stock options has been recognized. If compensation expense had been determined based on the estimated fair value of options granted since 1995, consistent with the methodology in SFAS No. 123, the pro forma effects on net income and earnings per share, including the impact of options issued by IBI (and A&F in 1997 and 1996), would have been a reduction of approximately $13.9 million or $.06 per share in 1998, $11.4 million or $.04 per share in 1997, and $4.0 million or $.01 per share in 1996.

     The weighted-average per share fair value of options granted ($8.32, $5.79 and $4.72 during 1998, 1997 and 1996) was used to calculate the pro forma compensation expense. The fair value was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions for 1998, 1997 and 1996: dividend yields of 2.2%, 2.8% and 2.8%; volatility of 29%, 27% and 31%; risk-free interest rates of 5%, 6% and 5.25%; assumed forfeiture rates of 20%, 15% and 20%; and expected lives of 6.3 years, 6.5 years and 5 years. The pro forma effect on net income for 1997 and 1996 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

Restricted Shares

Approximately 858,000, 2,120,000 and 468,000 restricted Limited shares were granted in 1998, 1997 and 1996, with market values at date of grant of $27.4 million, $43.9 million and $8.3 million. Restricted shares generally vest either on a graduated scale over four years or 100% at the end of a fixed vesting period, principally five years. In 1997, 1.7 million restricted shares were granted with a graduated vesting schedule over six years. These grants included 685,000 restricted shares with performance requirements, all of which have been met.

     Additionally, the expense recognized from the issuance of IBI and A&F restricted stock grants impacted the Company's consolidated results. IBI granted 405,000, 1,442,000 and 169,000 restricted shares in 1998, 1997 and 1996. A&F granted 540,000 and 50,000 restricted shares in 1997 and 1996. Vesting terms for the IBI restricted shares are similar to those of The Limited. The market value of restricted shares is being amortized as compensation expense over the vesting period, generally four to six years. Compensation expense related to restricted stock awards, including expense related to awards granted at IBI (and A&F in 1997 and 1996), amounted to $31.3 million in 1998, $29.0 million in 1997 and $9.1 million in 1996.


---------------------------------------------------------------------------------
Stock Options Outstanding at January 30, 1999

                     Options Outstanding               Options Exercisable

                                     Weighted
                                      Average   Weighted                 Weighted
         Range of                   Remaining    Average                  Average
         Exercise          Number Contractual   Exercise        Number   Exercise
           Prices     Outstanding        Life      Price   Exercisable      Price
        $14 - $17       2,823,000         6.2        $17     1,529,000        $17
        -------------------------------------------------------------------------
        $18 - $22       6,362,000         7.7        $20     1,499,000        $21
        -------------------------------------------------------------------------
        $23 - $27       3,319,000         8.0        $26       593,000        $24
        -------------------------------------------------------------------------
        $28 - $33         345,000         9.3        $30            --         --
        -------------------------------------------------------------------------
        $14 - $34       2,074,000         7.5        $21       833,000        $19
        -------------------------------------------------------------------------
        $14 - $34      14,923,000         7.5        $21     4,454,000        $20
        -------------------------------------------------------------------------

                                                           Weighted Average
                                         Number of             Option Price
                                            Shares                Per Share

Stock Option Activity
1996
---------------------------------------------------------------------------
Outstanding at beginning of year         9,142,000              $     19.32
---------------------------------------------------------------------------
Granted                                  1,899,000                    17.30
---------------------------------------------------------------------------
Exercised                                 (531,000)                   14.89
---------------------------------------------------------------------------
Canceled                                (1,311,000)                   19.45
---------------------------------------------------------------------------
Outstanding at end of year               9,199,000              $     19.14
---------------------------------------------------------------------------
Options exercisable at end of year       5,249,000              $     20.24
---------------------------------------------------------------------------


1997
---------------------------------------------------------------------------
Outstanding at beginning of year         9,199,000              $     19.14
---------------------------------------------------------------------------
Granted                                  7,331,000                    20.02
---------------------------------------------------------------------------
Exercised                               (1,377,000)                   17.70
---------------------------------------------------------------------------
Canceled                                (1,083,000)                   19.64
---------------------------------------------------------------------------
Outstanding at end of year              14,070,000              $     19.70
---------------------------------------------------------------------------
Options exercisable at end of year       4,907,000              $     19.89
---------------------------------------------------------------------------

1998
---------------------------------------------------------------------------
Outstanding at beginning of year        14,070,000              $     19.70
---------------------------------------------------------------------------
Granted                                  3,885,000                    26.32
---------------------------------------------------------------------------
Exercised                               (2,439,000)                   18.62
---------------------------------------------------------------------------
Canceled                                  (593,000)                   24.26
---------------------------------------------------------------------------
Outstanding at end of year              14,923,000              $     21.42
---------------------------------------------------------------------------
Options exercisable at end of year       4,454,000              $     19.57
---------------------------------------------------------------------------

11. Retirement Benefits

The Company sponsors a qualified defined contribution retirement plan and a nonqualified supplemental retirement plan. Participation in the qualified plan is available to all associates who have completed 1,000 or more hours of service with the Company during certain 12-month periods and attained the age of 21. Participation in the nonqualified plan is subject to service and compensation requirements. Company contributions to these plans are based on a percentage of associates' eligible annual compensation. The cost of these plans was $40.4 million in 1998, $36.4 million in 1997 and $36.2 million in 1996.

12. Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Current Assets, Liabilities and Restricted Cash

The carrying value of cash equivalents, restricted cash, accounts receivable, accounts payable, current portion of long-term debt, and accrued expenses approximates fair value because of their short maturity.

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

--------------------------------------------------------------------------------------------
(Thousands)
                                               1998                             1997

                                    Carrying            Fair        Carrying            Fair
                                      Amount           Value          Amount           Value

Estimated Fair Values of the
Company's Financial Instruments
Long-term debt                    $(550,000)      $(561,594)      $(650,000)      $(667,391)
--------------------------------------------------------------------------------------------
Interest rate swap                     $(96)        $(3,896)          $(328)        $(5,345)
--------------------------------------------------------------------------------------------

13. Segment Information

The Company has adopted SFAS No. 131. "Disclosures about Segments of an Enterprise and Related Information." The Company determines operating segments based on a business's operating characteristics. Reportable segments were determined based on similar economic characteristics, the nature of products and services, and the method of distribution. The apparel segment derives its revenues from sales of women's, men's and children's apparel. The Intimate Brands segment derives its revenues from sales of women's intimate and other apparel, and personal care products and accessories. Sales outside the United States were insignificant.

   The Company and IBI have entered into intercompany agreements for services that include merchandise purchases, capital expenditures, real estate management and leasing, inbound and outbound transportation and corporate services. These agreements specify that identifiable costs be passed through to IBI and that other services-related costs be allocated in accordance with the intercompany agreement. Costs are passed through and allocated to the apparel businesses in a similar manner.

-------------------------------------------------------------------------------------------
(Thousands)
                           Apparel       Intimate                 Reconciling
                        Businesses         Brands        .Other         Items         Total

Segment Information

1998
-------------------------------------------------------------------------------------------
Net sales               $5,044,972     $3,885,753      $416,186           --     $9,346,911
-------------------------------------------------------------------------------------------
Intersegment sales         401,309             --            --   *$(401,309)            --
-------------------------------------------------------------------------------------------
Depreciation and
amortization               136,491        101,221        48,288           --        286,000
-------------------------------------------------------------------------------------------
Operating income
(loss)                     (10,826)       680,849        27,420   #1,740,030      2,437,473
-------------------------------------------------------------------------------------------
Total assets             1,270,059      1,448,077     1,825,712       @5,860      4,549,708
-------------------------------------------------------------------------------------------
Capital expenditures        82,989        121,543       142,824           --        347,356

1997
-------------------------------------------------------------------------------------------
Net sales               $4,806,450     $3,617,856      $764,498           --     $9,188,804
-------------------------------------------------------------------------------------------
Intersegment sales         452,903             --            --   *$(452,903)            --
-------------------------------------------------------------------------------------------
Depreciation and
amortization               146,929        106,197        60,166           --        313,292
-------------------------------------------------------------------------------------------
Operating income            45,704        572,252        88,358    +(226,215)       480,099
-------------------------------------------------------------------------------------------
Total assets             1,121,237      1,347,700     1,844,281     @(12,457)     4,300,761
-------------------------------------------------------------------------------------------
Capital expenditures        78,481        124,275       160,084           --        362,840

1996
-------------------------------------------------------------------------------------------
Net sales               $5,113,076     $2,997,340      $534,375           --     $8,644,791
-------------------------------------------------------------------------------------------
Intersegment sales         427,861             --            --   *$(427,861)            --
-------------------------------------------------------------------------------------------
Depreciation and
amortization               153,929         85,573        50,141           --        289,643
-------------------------------------------------------------------------------------------
Operating income           155,843        470,142        22,082    ++(12,000)       636,067
-------------------------------------------------------------------------------------------
Total assets             1,323,176      1,135,162     1,661,664           --      4,120,002
-------------------------------------------------------------------------------------------
Capital expenditures       100,371        123,630       137,201           --        361,202

 .    Included in the "Other" category are Galyan's Trading Co., Henri Bendel,
     A&F (through May 19, 1998), noncore real estate, and corporate, none of which are significant operating segments.

*    Represents intersegment sales elimination.

# 1998 special and nonrecurring items: 1) a $1.651 billion tax-free gain on the split-off of A&F;
     2) a $93.7 million gain from the sale of the Company's remaining interest in Brylane; and
     3) a $5.1 million charge for severance and other associate termination costs related to the closing of Henri Bendel stores. These special items relate to the "Other" category.

@    Represents intersegment receivable/payable elimination.

+ 1997 special and nonrecurring items: 1) an $89.0 million charge for the apparel businesses related to asset impairment and the closing and downsizing of certain stores; 2) a $67.6 million charge for Intimate Brands related to the closing of the Cacique business (effective January 31, 1998); and 3) a $107.4 million charge related to the closing of five of six Henri Bendel stores, $62.8 million of income related to the gain from the sale of approximately one-half of the Company's interest in Brylane (net of a $12.5 million valuation adjustment on an investment), and a $12.0 million write-down of a real estate investment to net realizable value, all of which relate to the "Other" category. Additionally, includes a $13.0 million inventory liquidation charge associated with the Henri Bendel closings.

++ 1996 special and nonrecurring item: a $12.0 million charge for revaluation of certain assets in connection with Intimate Brands' April 1997 sale of Penhaligon's.
--------------------------------------------------------------------------------

14. Quarterly Financial Data (Unaudited)
--------------------------------------------------------------------------------
Summarized quarterly financial results for 1998 and 1997 (thousands except per share amounts)


                                     First       Second        Third       Fourth

1998 Quarters
Net sales                       $2,008,077   $2,083,101   $1,999,862   $3,255,871
---------------------------------------------------------------------------------
Gross income                       586,670      614,714      616,743    1,179,839
---------------------------------------------------------------------------------
Net income                          79,469    1,684,338       39,355      250,484
---------------------------------------------------------------------------------
Adjusted net income                 20,734       31,794       39,355      250,484
---------------------------------------------------------------------------------
Net income per share:
---------------------------------------------------------------------------------
  Basic                              $0.29        $7.13        $0.17        $1.11
---------------------------------------------------------------------------------
  Diluted                             0.28         6.93         0.17         1.07
---------------------------------------------------------------------------------
  Adjusted                            0.09         0.13         0.17         1.07
---------------------------------------------------------------------------------

1997 Quarters

Net sales                       $1,829,780   $2,020,084   $2,070,559   $3,268,381
---------------------------------------------------------------------------------
Gross income                       501,471      538,907      620,982    1,156,617
---------------------------------------------------------------------------------
Net income                          24,873       27,574       79,682       85,261
---------------------------------------------------------------------------------
Adjusted net income                 18,168       25,144       32,496      222,559
---------------------------------------------------------------------------------
Net income per share:
---------------------------------------------------------------------------------
  Basic                              $0.09        $0.10        $0.29        $0.31
---------------------------------------------------------------------------------
  Diluted                             0.09         0.10         0.29         0.31
---------------------------------------------------------------------------------
  Adjusted                            0.08         0.11         0.14         0.96

1998: Adjusted net income and adjusted net income per share excluded special items and reflect the A&F split-off as if it had occurred at the beginning of 1997. Additionally, in the first quarter, adjusted net income and adjusted net income per share exclude a 93.7 million gain from the sale of the Company's remaining interest in Brylana and a $5.1 million special and nonrecurring charge for severance and other associate termination costs-related to the closing of Henri Bendel stores. In the second quarter, adjusted net income and adjusted net income per share exclude a $1.651 billion tax-free gain on the split-off of A&F.

1997: Adjusted net income and adjusted net income per share exclude special items and reflect the A&F split-off as if it had occurred at the beginning of 1997. Additionally, in the first quarter, adjusted net income and adjusted net income per share exclude an $8.6 million gain in connection with the Company's ownership portion of Brylane. In the third quarter, adjusted net income and adjusted net income per share exclude a net $62.8 million gain related to the sale of approximately one-half of the Company's investment in Brylane (net of a $12.5 million valuation charge on an investment). In the fourth quarter, adjusted net income and adjusted net income per share exclude $276 million in special and nonrecurring charges and an additional $13 million in inventory liquidation charges associated with the Henri Bendel closings.

MARKET PRICE AND DIVIDEND INFORMATION
------------------------------------------------------------

                            Market Price       Cash Dividend

                           High         Low        Per Share

Fiscal Year End 1998

4th quarter              $34 1/8      $25 5/16         $0.13
------------------------------------------------------------
3rd quarter               27 3/16      20 7/8           0.13
------------------------------------------------------------
2nd quarter               36 1/4       26 13/16         0.13
------------------------------------------------------------
1st quarter               33 7/8       27 1/8           0.13
------------------------------------------------------------

Fiscal Year End 1997

4th quarter              $27 1/4      $23 9/16         $0.12
------------------------------------------------------------
3rd quarter               25 1/2       21 3/8           0.12
------------------------------------------------------------
2nd quarter               22 5/16      18 5/8           0.12
------------------------------------------------------------
1st quarter               20 1/8       17               0.12
------------------------------------------------------------

The Company's common stock is traded on the New York Stock Exchange ("LTD") and the London Stock Exchange. On January 30, 1999, there were approximately 82,000 shareholders of record. However, when including active associates who participate in the Company's stock purchase plan, associates who own shares through Company-sponsored retirement plans and others holding shares in broker accounts under street names, the Company estimates the shareholder base to be approximately 260,000.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of The Limited, Inc.
  In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity, and cash flows present fairly, in all material respects, the consolidated financial position of The Limited, Inc. and its subsidiaries at January 30, 1999, and January 31, 1998, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended January 30, 1999 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these consolidated statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP
Columbus, Ohio
February 23, 1999

22