Form 10-K/A, Exhibit 13
period 1999-01-30
LIMITED INC
filed 1999-06-02
CIK 701985

                                                                      EXHIBIT 13
                                                                      ----------

FINANCIAL SUMMARY
(Thousands except per share amounts, ratios and store and associate data)



                                .1998           .1997            1996         .*+1995             1994            .1993
Summary of Operations
Net sales                  $9,346,911      $9,188,804      $8,644,791      $7,881,437       $7,320,792       $7,245,088
-----------------------------------------------------------------------------------------------------------------------
Gross income               $2,997,966      $2,817,977      $2,496,579      $2,087,532       $2,114,363       $1,958,835
-----------------------------------------------------------------------------------------------------------------------
Operating income          #$2,437,473       #$480,099       #$636,067       #$613,349         $798,989        #$701,556
-----------------------------------------------------------------------------------------------------------------------
Operating income
as a percentage of
sales                           #26.1%           #5.2%           #7.4%           #7.8%            10.9%            #9.7%
-----------------------------------------------------------------------------------------------------------------------
Net income                @$2,053,646       @$217,390       @$434,208       @$961,511         $448,343        @$390,999
-----------------------------------------------------------------------------------------------------------------------
Net income as a
percentage of sales             @22.0%           @2.4%           @5.0%          @12.2%             6.1%            @5.4%
-----------------------------------------------------------------------------------------------------------------------

Per Share Results

Net income per basic
share                          @$8.52           @$.80          @$1.55          @$2.69            $1.25           @$1.09
-----------------------------------------------------------------------------------------------------------------------
Net income per
diluted share                  @$8.32           @$.79          @$1.54          @$2.68            $1.25           @$1.08
-----------------------------------------------------------------------------------------------------------------------
Dividends                        $.52            $.48            $.40            $.40             $.36             $.36
-----------------------------------------------------------------------------------------------------------------------
Book value                      $9.86           $7.50           $7.09           $9.01            $7.72            $6.82
-----------------------------------------------------------------------------------------------------------------------
Weighted average
diluted shares
outstanding                   246,319         274,483         282,053         358,371          358,601          363,234
-----------------------------------------------------------------------------------------------------------------------

Other Financial
Information

Total assets               $4,549,708      $4,300,761      $4,120,002      $5,266,563       $4,570,077       $4,135,105
-----------------------------------------------------------------------------------------------------------------------
Return on average
assets                            @46%             @5%             @9%            @20%              10%             @10%
-----------------------------------------------------------------------------------------------------------------------
Working capital            $1,070,249        $937,739        $638,204      $2,018,960       $1,750,111       $1,513,181
-----------------------------------------------------------------------------------------------------------------------
Current ratio                     1.9             1.9             1.7             3.5              3.2              3.1
-----------------------------------------------------------------------------------------------------------------------
Capital expenditures         $347,356        $362,840        $361,202        $374,374         $319,676         $295,804
-----------------------------------------------------------------------------------------------------------------------
Long-term debt               $550,000        $650,000        $650,000        $650,000         $650,000         $650,000
-----------------------------------------------------------------------------------------------------------------------
Debt-to-equity ratio               25%             32%             34%             20%              24%              27%
-----------------------------------------------------------------------------------------------------------------------
Shareholders' equity       $2,233,303      $2,044,957      $1,922,582      $3,201,041       $2,760,956       $2,441,293
-----------------------------------------------------------------------------------------------------------------------
Return on average
shareholders' equity              @96%            @11%            @17%            @32%              17%             @17%
-----------------------------------------------------------------------------------------------------------------------
Comparable store
sales increase
(decrease)                          6%              0%              3%             (2%)             (3%)             (1%)
-----------------------------------------------------------------------------------------------------------------------

Stores and Associates
at End of Year

Total number of
stores open                     5,382           5,640           5,633           5,298            4,867            4,623
-----------------------------------------------------------------------------------------------------------------------
Selling square feet        26,316,000      28,400,000      28,405,000      27,403,000       25,627,000       24,426,000
-----------------------------------------------------------------------------------------------------------------------
Number of associates          126,800         131,000         123,100         106,900          105,600           97,500


                                  1992           *1991            1990          .+1989            1988
Summary of Operations
Net sales                   $6,944,296      $6,149,218      $5,253,509      $4,647,916      $4,070,777
------------------------------------------------------------------------------------------------------
Gross income                $1,990,740      $1,793,543      $1,630,439      $1,446,635      $1,214,703
------------------------------------------------------------------------------------------------------
Operating income              $788,698        $712,700        $697,537        $625,254        $467,418
------------------------------------------------------------------------------------------------------
Operating income
as a percentage of
sales                             11.4%           11.6%           13.3%           13.5%           11.5%
------------------------------------------------------------------------------------------------------
Net income                   @$455,497        $403,302        $398,438        $346,926        $245,136
------------------------------------------------------------------------------------------------------
Net income as a
percentage of sales               @6.6%            6.6%            7.6%            7.5%            6.0%
------------------------------------------------------------------------------------------------------

Per Share Results

Net income per basic
share                           @$1.26           $1.12           $1.11            $.97            $.68
------------------------------------------------------------------------------------------------------
Net income per
diluted share                   @$1.25           $1.11           $1.10            $.96            $.68
------------------------------------------------------------------------------------------------------
Dividends                         $.28            $.28            $.24            $.16            $.12
------------------------------------------------------------------------------------------------------
Book value                       $6.25           $5.19           $4.33           $3.45           $2.64
------------------------------------------------------------------------------------------------------
Weighted average
diluted shares
outstanding                    363,738         363,594         362,044         361,288         360,186

Other Financial
Information

Total assets                $3,846,450      $3,418,856      $2,871,878      $2,418,486      $2,145,506
------------------------------------------------------------------------------------------------------
Return on average
assets                             @13%             13%             15%             15%             12%
------------------------------------------------------------------------------------------------------
Working capital             $1,063,352      $1,084,205        $884,004        $685,524        $567,639
------------------------------------------------------------------------------------------------------
Current ratio                      2.5             3.1             2.8             2.4             2.2
------------------------------------------------------------------------------------------------------
Capital expenditures          $429,545        $523,082        $428,844        $318,427        $288,972
------------------------------------------------------------------------------------------------------
Long-term debt                $541,639        $713,758        $540,446        $445,674        $517,952
------------------------------------------------------------------------------------------------------
Debt-to-equity ratio                24%             38%             35%             36%             55%
------------------------------------------------------------------------------------------------------
Shareholders' equity        $2,267,617      $1,876,792      $1,560,052      $1,240,454        $946,207
------------------------------------------------------------------------------------------------------
Return on average
shareholders' equity               @22%             23%             28%             32%             29%
------------------------------------------------------------------------------------------------------
Comparable store
sales increase
(decrease)                           2%              3%              3%              9%              8%
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

 *Includes the results of Gryphon subsequent to June 1, 1991, when the Company acquired a controlling interest and Galyan's subsequent to the July 2, 1995 acquisition date.


# Includes the effect on operating income of special and nonrecurring items of $1,740,030 in 1998, ($213,215) in 1997 and ($12,000) in 1996 (see Note 2 to
  the Consolidated Financial Statements), $1,314 in 1995 and $2,617 in 1993. Inventory liquidation charges of ($13,000) related to Henri Bendel store closings are also included in 1997.

@ In addition to the items discussed in # above, includes the effect on net income of the gain resulting from the initial public offerings of $8,606 for Brylane, Inc. in 1997, $118,178 for a 15.8% interest in A&F in 1996 (see Note 1 to the Consolidated Financial Statements), $649,467 for a 16.9% interest in Intimate Brands, Inc. in 1995, and $9,117 for United Retail Group in 1992.

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

Special and Nonrecurring Items


     On May 19, 1998, the Company completed a tax-free exchange offer to establish A&F as an independent company. A total of 47.1 million shares of the Company's common stock were exchanged at a ratio of .86 of a share of A&F common stock for each Limited share tendered. In connection with the exchange, the Company recorded a $1.651 billion tax-free gain. This gain was measured based on the $43 5/8 per share market value of the A&F common stock at the expiration date of the exchange offer. The remaining 3.1 million A&F shares were distributed through a pro rata spin-off to Limited shareholders.


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


     As a result of a plan adopted in connection with a 1997 review of the Company's retail businesses and investments as well as implementation of initiatives intended to promote and strengthen the Company's various retail brands (including closing businesses, identification and disposal of non-core assets and identification of store locations not consistent with a particular brand), the Company recognized special and nonrecurring charges of $276 million during the fourth quarter of 1997 comprised of:


 . A $68 million charge for the closing of the 118 store Cacique lingerie business effective January 31, 1998. The amount was comprised of write-offs and liquidations of store assets and accruals related to cancellations of merchandise on order and other exit costs such as severance, service contract termination fees and lease termination costs.


 . An $82 million charge related to streamlining the Henri Bendel business from six stores to one store (the five stores were closed by August 1, 1998), write-offs of store assets, and accruals for contract cancellations and lease termination costs.


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


     The $276 million in special and nonrecurring charges were made up of the following components: 1) asset write-downs of $67 million, all of which were taken in 1997; 2) impaired asset charges of $86 million, all of which were taken in 1997; 3) other liabilities such as severance and cancellations of merchandise on order of $16 million, all of which were paid in 1998; and 4) store closing and lease termination liabilities of $107 million, of which $32 million were paid in 1998, leaving a $75 million liability at year-end.


     The $75 million liability under the 1997 plan relates principally to future payments and estimated settlement amounts for store closings and downsizings and will continue until final payments to landlords are made, currently scheduled through the year 2016. Unless settlements with landlords occur before the end of such lease periods, completion will run the full lease term. In determining the provision for lease obligations, the Company considered the amount of time remaining on each store's lease and estimated the amount necessary for either buying out the lease or continued rent payments.


     No accruals related to these charges were reversed or recorded in operating income during 1998.


     The $86 million of impairment charges reduced depreciation by approximately $18 million in 1998 and will have a similar impact in 1999. The Cacique business had a pre-tax operating loss of $17 million in 1997, its last year of operations. Henri Bendel's pre-tax operating loss improved by approximately $9 million in 1998 versus 1997, excluding reduced depreciation from the impairment charge.


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

 . A $12.0 million special and nonrecurring charge related to the sale of Penhaligon's.

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

Revenue Recognition


     The Company records retail merchandise sales at the time the customer takes possession of merchandise; that is, the point of sale. With respect to catalogue sales, the Company records merchandise sales upon shipment of merchandise. A reserve is provided for the gross profit on projected catalogue merchandise returns, based on prior experience.


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

2. Special and Nonrecurring Items


On May 19, 1998, the Company completed a tax-free exchange offer to establish A&F as an independent company. A total of 47,075,052 shares of the Company's common stock were exchanged at a ratio of .86 of a share of A&F common stock for each Limited share tendered. In connection with the exchange, the Company recorded a $1.651 billion tax-free gain. This gain was measured based on the $43 5/8 per share market value of the A&F common stock at the expiration date of the exchange offer. In addition, on June 1, 1998 a $5.6 million dividend was effected through a pro rata spin-off to shareholders of the Company's remaining 3,115,455 A&F shares. Limited shareholders of record as of the close of trading on May 29, 1998 received .013673 of a share of A&F for each Limited share owned at that time.


     During the first quarter of 1998, the Company recognized a gain of $93.7 million from the sale of 2.57 million shares at $51 per share, representing its remaining interest in Brylane. This gain was partially offset by a $5.1 million charge for severance and other associate termination costs related to the closing of five of six Henri Bendel stores. The severance charge was paid in 1998.


     As a result of a plan adopted in connection with a 1997 review of the Company's retail businesses and investments as well as implementation of initiatives intended to promote and strengthen the Company's various retail brands (including closing businesses, identification and disposal of noncore assets and identification of store locations not consistent with a particular brand), the Company recognized special and nonrecurring charges of $276 million during the fourth quarter of 1997 comprised of:


 . A $68 million charge for the closing of the 118 store Cacique lingerie business effective January 31, 1998. The amount was comprised of write-offs and liquidations of store assets and accruals related to cancellations of merchandise on order and other exit costs such as severance, service contract termination fees and lease termination costs.


 . An $82 million charge related to streamlining the Henri Bendel business from six stores to one store (the five stores were closed by August 1, 1998), write-offs of store assets, and accruals for contract cancellations and lease termination costs.


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


   The $276 million in special and nonrecurring charges were made up of the following components: 1) asset write-downs of $67 million, all of which were taken in 1997; 2) impaired asset charges of $86 million, all of which were taken in 1997; 3) other liabilities such as severance and cancellations of merchandise on order of $16 million, all of which were paid in 1998; and 4) store closing and lease termination liabilities of $107 million, of which $32 million were paid in 1998, leaving a $75 million liability at year-end.


   The $75 million liability under the 1997 plan relates principally to future payments and estimated settlement amounts for store closings and downsizings and will continue until final payments to landlords are made, currently scheduled through the year 2016. Unless settlements with landlords occur before the end of such lease periods, completion will run the full lease term. In determining the provision for lease obligations, the Company considered the amount of time remaining on each store's lease and estimated the amount necessary for either buying out the lease or continued rent payments.


   The $86 million impaired asset charge was in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." As a result of the Company's strategic review process, including the implementation of brand initiatives within individual businesses, updated analyses were prepared to determine if there was impairment of any long-lived assets. These analyses indicated that undiscounted future cash flows would be less than the carrying values of the respective assets. The revised carrying values of these assets were calculated on the basis of discounted cash flows. The impaired asset charge had no impact on the Company's 1997 or future cash flows. As a result of this charge, depreciation and amortization expense related to these assets will decrease in future periods.


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

++ 1996 special and nonrecurring item: a $12.0 million charge for revaluation of certain assets in connection with Intimate Brands' April 1997 sale of Penhaligon's.
--------------------------------------------------------------------------------

14. Quarterly Financial Data (Unaudited)
--------------------------------------------------------------------------------
Summarized quarterly financial results for 1998 and 1997 (thousands except per share amounts)


                                     First       Second        Third       Fourth

1998 Quarters
Net sales                       $2,008,077   $2,083,101   $1,999,862   $3,255,871
---------------------------------------------------------------------------------
Gross income                       586,670      614,714      616,743    1,179,839
---------------------------------------------------------------------------------
Net income                          79,469    1,684,338       39,355      250,484
---------------------------------------------------------------------------------
Net income per share:
---------------------------------------------------------------------------------
  Basic                              $0.29        $7.13        $0.17        $1.11
---------------------------------------------------------------------------------
  Diluted                             0.28         6.93         0.17         1.07
---------------------------------------------------------------------------------

1997 Quarters

Net sales                       $1,829,780   $2,020,084   $2,070,559   $3,268,381
---------------------------------------------------------------------------------
Gross income                       501,471      538,907      620,982    1,156,617
---------------------------------------------------------------------------------
Net income                          24,873       27,574       79,682       85,261
---------------------------------------------------------------------------------
Net income per share:
---------------------------------------------------------------------------------
  Basic                              $0.09        $0.10        $0.29        $0.31
---------------------------------------------------------------------------------
  Diluted                             0.09         0.10         0.29         0.31
---------------------------------------------------------------------------------


1998: Special and nonrecurring items included a $93.7 million gain in the first quarter from the sale of the Company's remaining interest in Brylane, a 26% owned (post-IPO) catalogue retailer, a $5.1 million charge in the first quarter for severance and other associate termination costs related to the closing of Henri Bendel stores, and a $1.651 billion tax-free gain in the second quarter on the split-off of A&F.


1997: Gains in connection with initial public offerings included an $8.6 million gain in the first quarter in connection with the Company's ownership portion of Brylane. Special charges included $276 million in special and nonrecurring items and an additional $13 million in inventory liquidation charges during the fourth quarter, and a net $62.8 million gain during the third quarter relating to the sale of approximately one-half of the Company's investment in Brylane (net of a $12.5 million valuation charge on an investment).


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