Form 10-K/A, Exhibit 13
period 1999-01-30
LIMITED INC
filed 2000-02-17
CIK 701985

                                                                      EXHIBIT 13
                                                                      ----------

FINANCIAL SUMMARY
(Thousands except per share amounts, ratios and store and associate data)



                              (+).1998        (+)1997         (+)1996       (+)*+.1995         (+)1994            .1993
Summary of Operations
Net sales                  $9,346,911      $9,188,804      $8,644,791      $7,881,437       $7,320,792       $7,245,088
-----------------------------------------------------------------------------------------------------------------------
Gross income               $2,971,260      $2,795,482      $2,480,457      $2,076,702       $2,108,280       $1,958,835
-----------------------------------------------------------------------------------------------------------------------
Operating income          #$2,424,373       #$469,499       #$635,767       #$611,849         $796,189        #$701,556
-----------------------------------------------------------------------------------------------------------------------
Operating income
as a percentage of
sales                           #25.9%           #5.1%           #7.4%           #7.8%            10.9%            #9.7%
-----------------------------------------------------------------------------------------------------------------------
Net income                @$2,046,494       @$211,653       @$434,088       @$961,210         $446,543        @$390,999
-----------------------------------------------------------------------------------------------------------------------
Net income as a
percentage of sales             @21.9%           @2.3%           @5.0%          @12.2%             6.1%            @5.4%
-----------------------------------------------------------------------------------------------------------------------

Per Share Results

Net income per basic
share                          @$8.50           @$.78          @$1.55          @$2.69            $1.25           @$1.09
-----------------------------------------------------------------------------------------------------------------------
Net income per
diluted share                  @$8.29           @$.77          @$1.54          @$2.68            $1.25           @$1.08
-----------------------------------------------------------------------------------------------------------------------
Dividends                        $.52            $.48            $.40            $.40             $.36             $.36
-----------------------------------------------------------------------------------------------------------------------
Book value                      $9.56           $7.28           $6.90           $8.86            $7.56            $6.82
-----------------------------------------------------------------------------------------------------------------------
Weighted average
diluted shares
outstanding                   246,319         274,483         282,053         358,371          358,601          363,234
-----------------------------------------------------------------------------------------------------------------------

Other Financial
Information

Total assets               $4,549,708      $4,300,761      $4,120,002      $5,266,563       $4,570,077       $4,135,105
-----------------------------------------------------------------------------------------------------------------------
Return on average
assets                            @46%             @5%             @9%            @20%              10%             @10%
-----------------------------------------------------------------------------------------------------------------------
Working capital              $987,244        $868,519        $581,204      $1,962,260       $1,693,911       $1,513,181
-----------------------------------------------------------------------------------------------------------------------
Current ratio                     1.7             1.8             1.6             3.3              3.0              3.1
-----------------------------------------------------------------------------------------------------------------------
Capital expenditures         $347,356        $362,840        $361,202        $374,374         $319,676         $295,804
-----------------------------------------------------------------------------------------------------------------------
Long-term debt               $550,000        $650,000        $650,000        $650,000         $650,000         $650,000
-----------------------------------------------------------------------------------------------------------------------
Debt-to-equity ratio               25%             33%             35%             21%              24%              27%
-----------------------------------------------------------------------------------------------------------------------
Shareholders' equity       $2,166,959      $1,985,765      $1,869,127      $3,147,706       $2,704,756       $2,441,293
-----------------------------------------------------------------------------------------------------------------------
Return on average
shareholders' equity              @99%            @11%            @17%            @33%              17%             @17%
-----------------------------------------------------------------------------------------------------------------------
Comparable store
sales increase
(decrease)                          6%              0%              3%             (2%)             (3%)             (1%)
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


# Includes the effect on operating income of special and nonrecurring items of $1,740,030 in 1998, ($213,215) in 1997 and ($12,000) in 1996 (see Note 3 to
  the Consolidated Financial Statements), $1,314 in 1995 and $2,617 in 1993. Inventory liquidation charges of ($13,000) related to Henri Bendel store closings are also included in 1997.

@ In addition to the items discussed in # above, includes the effect on net income of the gain resulting from the initial public offerings of $8,606 for Brylane, Inc. in 1997, $118,178 for a 15.8% interest in A&F in 1996 (see Note 1 to the Consolidated Financial Statements), $649,467 for a 16.9% interest in Intimate Brands, Inc. in 1995, and $9,117 for United Retail Group in 1992.

+ Fifty-three-week fiscal year.

(+) Certain amounts for the five fiscal years ended January 30, 1999 have been restated as a result of the Company's change in accounting for gift certificates, store credits and layaway sales (See Note 2 to the Consolidated Financial Statements).

MANAGEMENT'S DISCUSSION AND ANALYSIS

Change in Accounting for Gift Certificates, Store Credits and Layaway Sales

The Company sells gift certificates in exchange for cash and issues store credits in exchange for the value of returned merchandise. These gift certificates and store credits do not expire and both can be redeemed toward the purchase of merchandise in the future. The Company also offers a layaway sales program, which allows customers to make payments over a period of time toward the purchase of merchandise.

As discussed in Note 2 to the Consolidated Financial Statements, the Company has changed its accounting for gift certificates, store credits and layaway sales. The change was made after the issuance of the recent Securities and Exchange Commission Staff Accounting Bulletin, No. 101, "Revenue Recognition in Financial Statements." The Company had historically recognized net receipts/(redemptions) from gift certificates and store credits as a reduction/(increase) to general, administrative and store operating expenses. Layaway sales were recognized upon receipt of the initial payment. The Company now defers the recognition of income on these transactions until the merchandise is delivered to the customer.

The Company has given retroactive effect to this accounting change by restating its previously issued financial statements beginning with fiscal 1996. As a result of the change in accounting, net income for 1998 was reduced from the previously reported amounts by $7.2 million, or $0.03 per share, net income for 1997 was reduced by $5.7 million, or $0.02 per share, and net income for 1996 was reduced by $0.1 million, or $0.00 per share. The change in accounting also results in a shift in the pattern of quarterly earnings (see Note 15 to the Consolidated Financial Statements).

Results of Operations

Net sales for the fourth quarter were $3.256 billion in 1998 and $3.268 billion in 1997. Comparable store sales increased 6% for the quarter. Gross income was $1.171 billion in the fourth quarter of 1998 versus $1.149 billion in 1997 and operating income was $444 million versus $168 million in 1997. Net income was $228.2 million in the fourth quarter of 1998 versus $67.4 million in 1997, and earnings per share were $.97 versus $.24 in 1997.

     During the fourth quarter of 1997, the Company recognized $276 million in special and nonrecurring charges and a $13 million cost of sales charge for inventory liquidation at Henri Bendel. See the "Special and Nonrecurring Items" and "Other Data" sections that follow for further discussion of these charges and their impact on fourth quarter earnings.

     Net sales for the year were $9.347 billion in 1998 versus $9.189 billion in 1997. Gross income was $2.971 billion in 1998 versus $2.795 billion in 1997 and operating income was $2.424 billion in 1998 versus $469 million in 1997. In 1998, operating income included: 1) a $1.651 billion tax-free gain from the split-off of Abercrombie & Fitch ("A&F") as an independent public company effective May 19, 1998; 2) a $93.7 million gain from the sale of the Company's remaining interest in Brylane, Inc. ("Brylane"), a catalogue retailer; and 3) a $5.1 million charge for severance and other associate termination costs at Henri Bendel. In 1997, operating income included a $13 million inventory liquidation charge at Henri Bendel and a $213.2 million net charge consisting of the aforementioned fourth quarter charges of $276 million, partially offset by a $62.8 million third quarter net gain related principally to the sale of approximately one-half of the Company's investment in Brylane.

     Net income for 1998 was $2.046 billion, or $8.29 per share, compared to $211.7 million, or $.77 per share last year. In addition to the items described above, 1997 net income included a gain of $8.6 million in connection with the initial public offering ("IPO") of Brylane. See the "Other Data" section that follows for a discussion of the impact of these items on annual earnings.

     Business highlights for 1998 include the following:

 . Intimate Brands, Inc. ("IBI"), led by strong performances at Bath & Body Works and Victoria's Secret Stores, recorded earnings per share of $1.49, compared to $1.07 in 1997. The 1997 earnings per share included special and nonrecurring charges of $.15 related to the closing of Cacique. Excluding the 1997 special and nonrecurring charges, IBI operating income increased 19% and net income increased 22%.

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

 . In the fourth quarter of 1998, IBI announced its intention to repurchase up to $500 million of its common stock on a proportionate basis from both the open market and The Limited, Inc. The Limited owns 84.5% of IBI. As of January 30, 1999, IBI had repurchased a total of 2.7 million shares for $95.5 million.
--------------------------------------------------------------------------------
The following summarized financial data compares 1998 to the comparable periods for 1997 and 1996 (millions):

                                                                  % Change

                                1998       1997      1996    1998-97    1997-96
Net Sales

Express                       $1,356     $1,189    $1,386        14%       (14%)
--------------------------------------------------------------------------------
Lerner New York                  940        946     1,045        (1%)       (9%)
--------------------------------------------------------------------------------
Lane Bryant                      933        907       905         3%         0%
--------------------------------------------------------------------------------
The Limited                      757        776       855        (2%)       (9%)
--------------------------------------------------------------------------------
Structure                        610        660       660        (8%)        0%
--------------------------------------------------------------------------------
Limited Too                      377        322       259        17%        24%
--------------------------------------------------------------------------------
Other (principally Mast)          72          6         4       n/m         n/m
--------------------------------------------------------------------------------
Total Apparel businesses      $5,045     $4,806    $5,114         5%        (6%)
--------------------------------------------------------------------------------
Victoria's Secret Stores       1,829      1,702     1,450         7%        17%
--------------------------------------------------------------------------------
Bath & Body Works              1,272      1,057       753        20%        40%
--------------------------------------------------------------------------------
Victoria's Secret Catalogue      759        734       684         3%         7%
--------------------------------------------------------------------------------
 . Other                           26        125       110       n/m         n/m
--------------------------------------------------------------------------------
Total Intimate Brands         $3,886     $3,618    $2,997         7%        21%
--------------------------------------------------------------------------------
Galyan's Trading Co.             220        160       108        38%        48%
--------------------------------------------------------------------------------
* Henri Bendel                    40         83        91       (52%)       (9%)
--------------------------------------------------------------------------------
# Abercrombie & Fitch            156        522       335       (70%)       56%
--------------------------------------------------------------------------------
Total net sales               $9,347     $9,189    $8,645         2%         6%
--------------------------------------------------------------------------------

Operating Income

Apparel businesses              $<14>       $44      $158       n/m        (72%)
--------------------------------------------------------------------------------
Intimate Brands                  671        563       468        19%        20%
--------------------------------------------------------------------------------
Other                             27         88        22       n/m         n/m
--------------------------------------------------------------------------------
Subtotal                         684        695       648        <2%>        7%
--------------------------------------------------------------------------------
Special items                 @1,740      +(226)    ++(12)
--------------------------------------------------------------------------------
Total operating income        $2,424       $469      $636
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

Gross Income

The fourth quarter of 1998 gross income rate (expressed as a percentage of sales) increased to 36.0% from 35.2% for the same period in 1997. The rate increase was principally due to a 0.7% decrease in the buying and occupancy rate. The buying and occupancy rate decrease was a result of sales leverage at IBI and the benefit from store closings at the apparel businesses. The fourth quarter of 1997 gross income rate increased to 35.2% from 32.8% for the same period in 1996. The merchandise margin rate (representing gross income before deduction of buying and occupancy costs) increased 2.3%, principally due to improved initial markup ("IMU").

     For the year, the 1998 gross income rate increased to 31.8% from 30.4% in 1997. The rate increase was primarily due to a 0.9% increase in the merchandise margin rate and a 0.5% decrease in the buying and occupancy rate. The gains in the merchandise margin rate were due to an increase at the IBI businesses (the apparel businesses experienced a decline). The buying and occupancy rate declined at the IBI businesses as a result of sales leverage. The buying and occupancy rate also declined at the apparel businesses due to sales leverage at Express and Limited Too, as well as aggressive closings of oversized and unprofitable stores over the past two years.

     The 1997 gross income rate increased to 30.4% from 28.7% in 1996. The merchandise margin rate increased 1.7%, principally due to improved IMU, while the buying and occupancy rate was flat to the prior year.

General, Administrative and Store Operating Expenses

The fourth quarter of 1998 general, administrative and store operating expense rate (expressed as a percentage of sales) increased to 22.3% from 21.6% for the same period in 1997. The rate increase was attributable to: 1) a 1.0% rate increase at IBI driven by investment in national advertising for Victoria's Secret; 2) a lack of expense leverage at Limited Stores and Structure; and 3) costs of direct mail and other targeted marketing efforts at the apparel businesses.

     The fourth quarter of 1997 general, administrative and store operating expense rate increased to 21.6% from 19.4% in 1996. The rate increase was attributable to: 1) a 2.6% rate increase at IBI that was driven by investment in national advertising for Victoria's Secret; 2) the inability to leverage these expenses at the women's apparel businesses due to disappointing sales performance; and 3) compensation charges for restricted stock plans.

     For the year, the 1998 general, administrative and store operating expense rate increased to 24.5% from 23.0% in 1997. The rate increase was primarily attributable to: 1) a 1.7% rate increase at IBI due to investment in national advertising for Victoria's Secret, and additional store staffing for product extensions and new initiatives in Victoria's Secret Stores; 2) the inability to leverage these expenses at the women's apparel businesses due to disappointing sales performance; 3) compensation charges for restricted stock plans; and 4) Year 2000 information technology costs.

     The 1997 general, administrative and store operating expense rate increased to 23.0% from 21.2% in 1996, primarily due to the same factors that affected the fourth quarter of 1997.

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

Operating Income

The fourth quarter of 1998 operating income rate (expressed as a percentage of sales) was 13.6% versus 5.1% in 1997. Excluding special and nonrecurring items and the Henri Bendel inventory liquidation charge in 1997, the fourth quarter operating income rate was 13.6% in 1998 versus 14.0% in 1997. Significant gains in fourth quarter operating income at IBI were offset by the loss of operating income from A&F after its May 19, 1998 split-off and lower operating income at the apparel retail businesses. Strong results at Express and Limited Too were more than offset by a significant fourth quarter operating loss at Structure (which had an operating profit in 1997). Additionally, lower profitability levels at Lerner New York and Lane Bryant also impacted the apparel businesses' fourth quarter results.

     The fourth quarter of 1997 operating income rate was 5.1% versus 13.5% in 1996. Excluding special and nonrecurring charges in both years and the Henri Bendel inventory liquidation charge in 1997, the fourth quarter operating income rate increased to 14.0% from 13.5% in 1996. This rate increase was due to a higher gross income rate at IBI that more than offset general, administrative and store operating expense rate increases.

     For the year, the 1998 operating income rate was 25.9% versus 5.1% in 1997. Excluding special and nonrecurring items in both years and the Henri Bendel inventory liquidation charge in 1997, the operating income rate was 7.3% in 1998 versus 7.6% in 1997. In 1998, significant gains in the operating income rate at IBI were offset by a lower operating income rate at the apparel businesses. Operating income improvement at Express and continued favorable results at Limited Too were more than offset by an operating loss at Structure in 1998 (compared to a modest profit in 1997) and significant growth in the operating loss at Limited Stores.

     The 1997 operating income rate was 5.1% versus 7.4% in 1996. Excluding special and nonrecurring items in both years and the Henri Bendel inventory liquidation charge in 1997, the operating income rate increased to 7.6% in 1997 from 7.5% in 1996, for the same reasons discussed above for the fourth quarter of 1997.


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

Other Data

There were a number of significant events in fiscal years 1998 and 1997 that impacted the comparability of the Company's earnings per share data and are more fully described in the "Special and Nonrecurring Items" section herein and Note 3 to the Consolidated Financial Statements.

     The information included in this section is not intended to be presented in accordance with SEC guidelines for pro forma financial information but is provided to assist in investors' understanding of the Company's results of operations.

1998 versus 1997

Adjusted earnings per share in 1998 increased 11% to $1.43 from $1.29 in 1997, adjusting for the impact of special items and reflecting the A&F split-off as if it had occurred at the beginning of 1997. On the same basis, fourth quarter adjusted earnings per share increased 9% to $.97 in 1998 from $.89 in 1997.

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

1997 versus 1996

Adjusted earnings per share increased 5% to $1.22 in 1997 from $1.16 in 1996, adjusting for the impact of special items in 1997 (see above) and 1996 (see following). On the same basis, fourth quarter adjusted earnings per share increased 13% to $.85 from $.75 in 1996.

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

Financial Condition

The Company's balance sheet at January 30, 1999 provides continuing evidence of financial strength and flexibility. The Company's long-term debt-to-equity ratio declined to 25% at the end of 1998 from 33% in 1997, and working capital increased 14% over 1997 to $1.0 billion. A more detailed discussion of liquidity, capital resources and capital requirements follows.

Liquidity and Capital Resources

Cash provided by operating activities, commercial paper backed by funds available under committed long-term credit agreements, and the Company's capital structure continue to provide the resources to support current operations, projected growth, seasonal requirements and capital expenditures.

--------------------------------------------------------------------------------
A summary of the Company's working capital position and capitalization follows (thousands):


                               1998           1997           1996
Cash provided by
operating activities       $571,014       $558,367       $701,445
--------------------------------------------------------------------------------
Working capital            $987,244       $868,519       $581,204
--------------------------------------------------------------------------------
Capitalization:
--------------------------------------------------------------------------------
  Long-term debt           $550,000       $650,000       $650,000
--------------------------------------------------------------------------------
  Shareholders' equity    2,166,959      1,985,765      1,869,127
--------------------------------------------------------------------------------
Total capitalization     $2,716,959     $2,635,765     $2,519,127
--------------------------------------------------------------------------------
Additional amounts
available under long-term
credit agreements        $1,000,000     $1,000,000     $1,000,000
--------------------------------------------------------------------------------

The Company considers the following to be appropriate measures of liquidity and capital resources:

                               1998           1997           1996

Debt-to-equity ratio            25%           33%             35%
(Long-term debt divided
by shareholders' equity)
--------------------------------------------------------------------------------
Debt-to-capitalization ratio    20%           25%             26%
(Long-term debt divided
by total capitalization)
--------------------------------------------------------------------------------
Interest coverage ratio         14x           14x             12x
(Income, excluding special
and nonrecurring items and
gains in connection with
initial public offerings,
before interest expense, income
taxes, depreciation, and
amortization divided by interest
expense)
--------------------------------------------------------------------------------
Cash flow to capital
investment                     164%          154%            194%
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

"On a comparable basis, the 1998 adjusted earnings per share of The Limited, Inc. increased 11% to $1.43 from $1.29 in 1997. For the quarter, adjusted earnings per share rose 9% to $.97 from $.89 in 1997."

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

     Financing activities included three stock repurchases: one by the Company and two by IBI, all initiated during 1998. First, to reduce the impact of dilution from the exercise of stock options, the Company used $43 million of proceeds from stock option exercises to repurchase 1.9 million Limited shares. Second, in a repurchase completed in August 1998, IBI acquired 4.7 million shares of its common stock for $106 million from its public shareholders. The repurchased shares were specifically reserved to cover shares needed for employee benefit plans. Finally, in January 1999, IBI announced its intention to repurchase up to $500 million of its common stock. The purchases will be made on a proportionate basis from both IBI public shareholders and The Limited. As of January 30, 1999, IBI had repurchased 0.4 million shares from public shareholders for $14.8 million. Additionally, IBI repurchased 2.3 million shares from The Limited at the same weighted average per share price, which had no cash flow impact to The Limited.

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


Consolidated Statements of Income
------------------------------------------------------------------------------------------------------------------------------------
(Thousands except per share amounts)
                                                                                     1998                 1997                 1996

Net sales                                                                      $9,346,911           $9,188,804           $8,644,791
------------------------------------------------------------------------------------------------------------------------------------
Costs of goods sold, occupancy and buying costs                                (6,375,651)          (6,393,322)          (6,164,334)
------------------------------------------------------------------------------------------------------------------------------------
Gross income                                                                    2,971,260            2,795,482            2,480,457
------------------------------------------------------------------------------------------------------------------------------------
General, administrative and store operating expenses                           (2,286,917)          (2,112,768)          (1,832,690)
------------------------------------------------------------------------------------------------------------------------------------
Special and nonrecurring items, net                                             1,740,030             (213,215)             (12,000)
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                                                2,424,373              469,499              635,767
------------------------------------------------------------------------------------------------------------------------------------
Interest expense                                                                  (68,528)             (68,728)             (75,363)
------------------------------------------------------------------------------------------------------------------------------------
Other income, net                                                                  59,265               36,886               41,972
------------------------------------------------------------------------------------------------------------------------------------
Minority interest                                                                 (63,616)             (55,610)             (45,466)
------------------------------------------------------------------------------------------------------------------------------------
Gain in connection with initial public offerings                                       --                8,606              118,178
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                      2,351,494              390,653              675,088
------------------------------------------------------------------------------------------------------------------------------------
Provision for income taxes                                                        305,000              179,000              241,000
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                     $2,046,494             $211,653             $434,088
------------------------------------------------------------------------------------------------------------------------------------
Net income per share:
------------------------------------------------------------------------------------------------------------------------------------
  Basic                                                                             $8.50                 $.78                $1.55
------------------------------------------------------------------------------------------------------------------------------------
  Diluted                                                                            8.29                 $.77                $1.54
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


                                                       Common Stock                                          Treasury          Total
                                                    Shares                                   Retained       Stock, at  Shareholders'
                                               Outstanding      Par Value Paid-In Capital    Earnings    Average Cost         Equity
Balance, February 3, 1996                          355,366       $180,352      $137,134    $3,147,015      $(316,795)    $3,147,706
------------------------------------------------------------------------------------------------------------------------------------
Net income                                              --             --            --       434,088             --        434,088
------------------------------------------------------------------------------------------------------------------------------------
Cash dividends                                          --             --            --      (108,302)            --       (108,302)
------------------------------------------------------------------------------------------------------------------------------------
Repurchase of common stock                         (85,000)            --            --            --     (1,615,000)    (1,615,000)
------------------------------------------------------------------------------------------------------------------------------------
Exercise of stock options and other                    705             --         5,726            --          4,909         10,635
------------------------------------------------------------------------------------------------------------------------------------
Balance, February 1, 1997                          271,071       $180,352      $142,860    $3,472,801    $(1,926,886)    $1,869,127
------------------------------------------------------------------------------------------------------------------------------------
Net income                                              --             --            --       211,653             --        211,653
------------------------------------------------------------------------------------------------------------------------------------
Cash dividends                                          --             --            --      (130,472)            --       (130,472)
------------------------------------------------------------------------------------------------------------------------------------
Exercise of stock options and other                  1,729             --         5,158            --         30,299         35,457
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 31, 1998                          272,800       $180,352      $148,018    $3,553,982    $(1,896,587)    $1,985,765
------------------------------------------------------------------------------------------------------------------------------------
Net income                                              --             --            --     2,046,494             --      2,046,494
------------------------------------------------------------------------------------------------------------------------------------
Cash dividends                                          --             --            --      (124,203)            --       (124,203)
------------------------------------------------------------------------------------------------------------------------------------
Repurchase of common stock                          (1,890)            --            --            --        (43,095)       (43,095)
------------------------------------------------------------------------------------------------------------------------------------
Split-off of Abercrombie & Fitch                   (47,075)            --            --        (5,584)    (1,766,138)    (1,771,722)
------------------------------------------------------------------------------------------------------------------------------------
Exercise of stock options and other                  2,737             --         9,196            --         64,524         73,720
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 30, 1999                          226,572       $180,352      $157,214    $5,470,689    $(3,641,296)    $2,166,959
------------------------------------------------------------------------------------------------------------------------------------

The accompanying Notes are an integral part of these Consolidated Financial Statements.
--------------------------------------------------------------------------------

Consolidated Balance Sheets
--------------------------------------------------------------------------------
(Thousands)


                                                                                       January 30, 1999            January 31, 1998
Assets
Current assets:
-----------------------------------------------------------------------------------------------------------------------------------
  Cash and equivalents                                                                         $870,317                    $746,395
-----------------------------------------------------------------------------------------------------------------------------------
  Accounts receivable                                                                            77,715                      83,370
-----------------------------------------------------------------------------------------------------------------------------------
  Inventories                                                                                 1,119,670                   1,002,710
-----------------------------------------------------------------------------------------------------------------------------------
  Store supplies                                                                                 98,797                      99,167
-----------------------------------------------------------------------------------------------------------------------------------
  Other                                                                                         140,380                      93,889
-----------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                          2,306,879                   2,025,531
-----------------------------------------------------------------------------------------------------------------------------------
Property and equipment, net                                                                   1,361,761                   1,415,912
-----------------------------------------------------------------------------------------------------------------------------------
Restricted cash                                                                                 351,600                     351,600
-----------------------------------------------------------------------------------------------------------------------------------
Deferred income taxes                                                                            48,782                      56,586
-----------------------------------------------------------------------------------------------------------------------------------
Other assets                                                                                    480,686                     451,132
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                 $4,549,708                  $4,300,761
-----------------------------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
-----------------------------------------------------------------------------------------------------------------------------------
  Accounts payable                                                                             $289,947                    $300,703
-----------------------------------------------------------------------------------------------------------------------------------
  Current portion of long-term debt                                                             100,000                          --
-----------------------------------------------------------------------------------------------------------------------------------
  Accrued expenses                                                                              801,415                     783,515
-----------------------------------------------------------------------------------------------------------------------------------
  Income taxes                                                                                  128,273                      72,794
-----------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                     1,319,635                   1,157,012
-----------------------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                                  550,000                     650,000
-----------------------------------------------------------------------------------------------------------------------------------
Other long-term liabilities                                                                      56,010                      58,720
-----------------------------------------------------------------------------------------------------------------------------------
Minority interest                                                                               105,504                      97,664
-----------------------------------------------------------------------------------------------------------------------------------
Contingent stock redemption agreement                                                           351,600                     351,600
-----------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity:
-----------------------------------------------------------------------------------------------------------------------------------
  Common stock                                                                                  180,352                     180,352
-----------------------------------------------------------------------------------------------------------------------------------
  Paid-in capital                                                                               157,214                     148,018
-----------------------------------------------------------------------------------------------------------------------------------
  Retained earnings                                                                           5,470,689                   3,553,982
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                              5,808,255                   3,882,352
------------------------------------------------------------------------------------------------------------------------------------
Less: treasury stock, at average cost                                                        (3,641,296)                 (1,896,587)
-----------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                                    2,166,959                   1,985,765
-----------------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                                   $4,549,708                  $4,300,761
-----------------------------------------------------------------------------------------------------------------------------------

The accompanying Notes are an integral part of these Consolidated Financial Statements.
--------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF CASH FLOWS
-----------------------------------------------------------------------------------------------------------------------------------
(Thousands)

                                                                                     1998                 1997                 1996
Operating Activities

Net income                                                                    $ 2,046,494          $   211,653          $   434,088
-----------------------------------------------------------------------------------------------------------------------------------
Impact of Other Operating Activities on Cash Flows

Depreciation and amortization                                                     286,000              313,292              289,643
-----------------------------------------------------------------------------------------------------------------------------------
Special and nonrecurring items, net of income taxes                            (1,705,030)             128,215                7,200
-----------------------------------------------------------------------------------------------------------------------------------
Minority interest, net of dividends paid                                           40,838               33,873               21,457
-----------------------------------------------------------------------------------------------------------------------------------
Gain in connection with initial public offerings, net                                  --               (5,606)            (118,178)
-----------------------------------------------------------------------------------------------------------------------------------

Change in Assets and Liabilities

Accounts receivable                                                                 4,704              (14,033)               8,179
-----------------------------------------------------------------------------------------------------------------------------------
Inventories                                                                      (153,667)              (5,407)             (48,350)
-----------------------------------------------------------------------------------------------------------------------------------
Accounts payable and accrued expenses                                              52,381               92,433              116,899
-----------------------------------------------------------------------------------------------------------------------------------
Income taxes                                                                       25,895             (149,832)              (5,915)
-----------------------------------------------------------------------------------------------------------------------------------
Other assets and liabilities                                                      (26,601)             (46,221)              (3,578)
-----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                         571,014              558,367              701,445
-----------------------------------------------------------------------------------------------------------------------------------

Investing Activities

Net proceeds (expenditures) related to

Easton real estate investment                                                      31,073              (10,148)             (37,434)
-----------------------------------------------------------------------------------------------------------------------------------
Capital expenditures                                                             (347,356)            (362,840)            (361,202)
-----------------------------------------------------------------------------------------------------------------------------------
Proceeds from sale of property and related interests                                   --              234,976                   --
-----------------------------------------------------------------------------------------------------------------------------------
Net proceeds from partial sale of interest in investee                            131,262              108,259                   --
-----------------------------------------------------------------------------------------------------------------------------------
Businesses acquired                                                                    --                   --              (41,255)
-----------------------------------------------------------------------------------------------------------------------------------
Net cash used for investing activities                                           (185,021)             (29,753)            (439,891)
-----------------------------------------------------------------------------------------------------------------------------------

Financing Activities

Net proceeds from issuance and sale of subsidiary stock                                --                   --              118,178
-----------------------------------------------------------------------------------------------------------------------------------
Repurchase of subsidiary common stock                                            (120,844)                  --                   --
-----------------------------------------------------------------------------------------------------------------------------------
Dividends paid                                                                   (124,203)            (130,472)            (108,302)
-----------------------------------------------------------------------------------------------------------------------------------
Repurchase of common stock                                                        (43,095)                  --           (1,615,000)
-----------------------------------------------------------------------------------------------------------------------------------
Settlement of Abercrombie & Fitch intercompany account                            (47,649)                  --                   --
-----------------------------------------------------------------------------------------------------------------------------------
Stock options and other                                                            73,720               35,457               10,635
-----------------------------------------------------------------------------------------------------------------------------------
Net cash used for financing activities                                           (262,071)             (95,015)          (1,594,489)
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and equivalents                                   123,922              433,599           (1,332,935)
-----------------------------------------------------------------------------------------------------------------------------------
Cash and equivalents, beginning of year                                           746,395              312,796            1,645,731
-----------------------------------------------------------------------------------------------------------------------------------
Cash and equivalents, end of year                                             $   870,317          $   746,395          $   312,796
-----------------------------------------------------------------------------------------------------------------------------------

In 1998, noncash financing activities include the addition of $1.766 billion treasury stock as a result of the exchange of 40,484,545 common shares of Abercrombie & Fitch ("A&F") previously owned by the Company for 47,075,052 shares of common stock of the Company. Additional noncash financing activities include a $5.6 million dividend effected by a pro rata spin-off of the Company's remaining shares of A&F (see Note 3). In 1997, noncash financing activities included $2.2 million for stock issued in connection with the acquisition of Galyan's.

The accompanying Notes are an integral part of these Consolidated Financial Statements.
--------------------------------------------------------------------------------

"We are growing shareholder value by focusing our talent, time, and capital resources on the highest return opportunities."

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of The Limited, Inc. (the "Company") and all significant subsidiaries that are more than 50% owned and controlled. All significant intercompany balances and transactions have been eliminated in consolidation. The results of Abercrombie & Fitch ("A&F") are included in the consolidated financial statements through May 19, 1998, the date A&F was established as an independent company (see Note 3).

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

     On May 19, 1998, the Company acquired 47.1 million shares of its common stock via a tax-free exchange offer to establish A&F as an independent company (see Note 3).

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

Revenue Recognition


The Company recognizes retail sales at the time the customer takes possession of merchandise; that is, the point of sale. Gift certificate sales and store credits are deferred until redemption. Layaway sales are deferred until final payment. Catalogue sales are recorded upon shipment of merchandise. A reserve is provided for the gross profit on projected merchandise returns, based on prior experience.

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
-------------------------------------------------------------------------------------------------

   The computation of earnings per diluted share excludes options to purchase
3.2 million, 0.7 million and 5.9 million shares of common stock that were outstanding at year-end 1998, 1997 and 1996, because the options' exercise price was greater than the average market price of the common shares. In addition, the
18.75 million shares subject to the Contingent Stock Redemption Agreement (see Notes 6 and 10) are excluded from the dilution calculation because their redemption would not have a dilutive effect on earnings per share.

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

     Minority interest of $105.5 million at January 30, 1999, represents a 15.5% interest in the net equity of IBI. Minority interest of $97.7 million at January 31, 1998, represents a 16.9% interest in the net equity of IBI and a 15.8% interest in the net equity of A&F.

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

Reclassifications

Certain amounts on previously reported financial statement captions have been reclassified to conform to current year presentation (See Note 2).

2. Change in Accounting

The Company sells gift certificates in exchange for cash and issues store credits in exchange for the value of returned merchandise. These gift certificates and store credits do not expire and both can be redeemed toward the purchase of merchandise in the future. The Company also offers a layaway sales program, which allows customers to make payments over a period of time toward the purchase of merchandise.

The Company has changed its accounting for gift certificates, store credits and layaway sales. The change was made after the issuance of the recent Securities and Exchange Commission Staff Accounting Bulletin, No. 101, "Revenue Recognition in Financial Statements." The Company had historically recognized net receipts/(redemptions) from gift certificates and store credits as a reduction/(increase) to general, administrative and store operating expenses. Layaway sales were recognized upon receipt of the initial payment. The Company now defers the recognition of income on these transactions until the merchandise is delivered to the customer.

The Company has given retroactive effect to this accounting change by restating its previously issued financial statements beginning with fiscal 1996. The impact of the restatement on the Consolidated Statements of Operations relates principally to gift certificates and store credits. The impact for the fiscal years ended January 30, 1999, January 31, 1998 and February 1, 1997 is as follows (in thousands, except per share amounts):

                                            January 30, 1999              January 31, 1998              February 1, 1997
                                        ---------------------------   ---------------------------    --------------------------
                                        As Previously        As       As Previously         As       As Previously       As
                                           Reported       Restated       Reported        Restated      Reported       Restated
                                        ------------    -----------   ------------    -----------    -----------    -----------
General administrative and store
 operating expenses                      $(2,300,523)   $(2,286,917)   $(2,124,663)   $(2,112,768)   $(1,848,512)   $(1,832,690)

Operating income                           2,437,473      2,424,373        480,999        469,499        636,067        635,767

Minority interest                            (64,564)       (63,616)       (56,473)       (55,610)       (45,646)       (45,466)

Income before income taxes                 2,363,646      2,351,494        400,390        390,653        675,208        675,088

Provision for income taxes                   310,000        305,000        183,000        179,000        241,000        241,000

Net income                               $ 2,053,646    $ 2,046,494    $   217,390    $   211,653    $   434,208    $   434,088

Basic earnings per share                 $      8.52    $      8.50    $      0.80    $      0.78    $      1.55    $      1.55

Diluted earnings per share               $      8.32    $      8.29    $      0.79    $      0.77    $      1.54    $      1.54

The change in accounting also results in a shift in the pattern of quarterly earnings (see Note 15). In addition, the restatement resulted in changes to the Consolidated Balance Sheets as of January 30, 1999 and January 31, 1998, and to Notes 1, 7, 8, 14 and 15.

Although the restatement has no impact on the cash flows of the Company, certain classifications within the Consolidated Statements of Cash Flows for the fiscal years ended January 30, 1999, January 31, 1998 and February 1, 1997 were adjusted to reflect the restatement.

In addition to the above, the Company reclassified certain distribution costs related to Bath and Body Works from general, administrative and store operating expense to buying and occupancy expense, consistent with the Company's other businesses. Such amounts were $26.7 million, $22.5 million and $16.1 million in 1998, 1997 and 1996.

3. Special and Nonrecurring Items

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



4. Property and Equipment
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

5. Leased Facilities, Commitments and Contingencies

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

6. Restricted Cash

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

7. Accrued Expenses
------------------------------------------------------------------------------
(Thousands)
                                                 1998                     1997

Accrued Expenses

Compensation, payroll taxes and benefits     $157,785                 $135,701
------------------------------------------------------------------------------
Rent                                          176,075                  152,850
------------------------------------------------------------------------------
Deferred revenue                              106,900                   93,800
------------------------------------------------------------------------------
Taxes, other than income                       46,413                   42,321
------------------------------------------------------------------------------
Interest                                       21,057                   21,129
------------------------------------------------------------------------------
Other                                         293,185                  337,714
------------------------------------------------------------------------------
Total                                        $801,415                 $783,515
------------------------------------------------------------------------------

8. Income Taxes
------------------------------------------------------------------------------
(Thousands)
                                      1998             1997              1996

Provision For Income Taxes

Currently payable
------------------------------------------------------------------------------
  Federal                         $194,100         $304,300          $210,400
------------------------------------------------------------------------------
  State                             38,800           33,800            34,000
------------------------------------------------------------------------------
  Foreign                            4,500            3,700             2,400
------------------------------------------------------------------------------
Total                              237,400          341,800           246,800
------------------------------------------------------------------------------
Deferred
------------------------------------------------------------------------------
  Federal                           53,100         (160,600)          (13,800)
------------------------------------------------------------------------------
  State                             14,500           (2,200)            8,000
------------------------------------------------------------------------------
Total                               67,600         (162,800)           (5,800)
------------------------------------------------------------------------------
Total provision                   $305,000         $179,000          $241,000
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

                                     Assets  Liabilities      Total       Assets   Liabilities      Total
Effect of Temporary Differences
That Give Rise to
Deferred Income Taxes

Tax under
(over) book
depreciation                        $16,300          --      $16,300           --     $(1,400)     $(1,400)
-----------------------------------------------------------------------------------------------------------
Undistributed
earnings of
foreign affiliates                       --   $(104,900)    (104,900)          --    (102,400)    (102,400)
-----------------------------------------------------------------------------------------------------------
Special and
nonrecurring
items                                63,200          --       63,200      $99,200          --       99,200
-----------------------------------------------------------------------------------------------------------
Rent                                 65,300          --       65,300       62,100          --       62,100
-----------------------------------------------------------------------------------------------------------
Inventory                            22,100          --       22,100       43,700          --       43,700
-----------------------------------------------------------------------------------------------------------
Investments in
affiliates                               --     (28,000)     (28,000)          --     (24,900)     (24,900)
-----------------------------------------------------------------------------------------------------------
State income
taxes                                27,700          --       27,700       24,900          --       24,900
-----------------------------------------------------------------------------------------------------------
Other                                48,200     (24,400)      23,800       61,700          --       61,700
-----------------------------------------------------------------------------------------------------------
Total deferred
income taxes                       $242,800   $(157,300)     $85,500     $291,600   $(128,700)    $162,900
-----------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

   Income taxes payable included net current deferred tax assets of $36.7 million and $106.3 million at January 30, 1999 and January 31, 1998.

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

10. Contingent Stock Redemption Agreement

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

     Under separate IBI stock plans, IBI associates may be granted up to a total of 18.4 million restricted shares and options to purchase IBI's common stock at the market price on the date of grant. As of January 30, 1999, options to purchase 5.8 million IBI shares were outstanding, of which 926,000 options were exercisable. Under these plans, options generally vest over periods from four to six years.

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

     Additionally, the expense recognized from the issuance of IBI and A&F restricted stock grants impacted the Company's consolidated results. IBI granted 425,000, 1,514,000 and 177,000 restricted shares in 1998, 1997 and 1996. A&F granted 540,000 and 50,000 restricted shares in 1997 and 1996. Vesting terms for the IBI restricted shares are similar to those of The Limited. The market value of restricted shares is being amortized as compensation expense over the vesting period, generally four to six years. Compensation expense related to restricted stock awards, including expense related to awards granted at IBI (and A&F in 1997 and 1996), amounted to $31.3 million in 1998, $29.0 million in 1997 and $9.1 million in 1996.


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

14. Segment Information

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

-------------------------------------------------------------------------------------------
(Thousands)
                           Apparel       Intimate                 Reconciling
                        Businesses         Brands         Other         Items         Total

Segment Information

1998
-------------------------------------------------------------------------------------------
Net sales               $5,044,972     $3,885,753      $416,186           --     $9,346,911
-------------------------------------------------------------------------------------------
Intersegment sales         401,309             --            --   *$(401,309)            --
-------------------------------------------------------------------------------------------
Depreciation and
amortization               136,491        101,221        48,288           --        286,000
-------------------------------------------------------------------------------------------
Operating income
(loss)                     (13,926)       670,849        27,420   #1,740,030      2,424,373
-------------------------------------------------------------------------------------------
Total assets             1,270,059      1,448,077     1,825,712       @5,860      4,549,708
-------------------------------------------------------------------------------------------
Capital expenditures        82,989        121,543       142,824           --        347,356

1997
-------------------------------------------------------------------------------------------
Net sales               $4,806,450     $3,617,856      $764,498           --     $9,188,804
-------------------------------------------------------------------------------------------
Intersegment sales         452,903             --            --   *$(452,903)            --
-------------------------------------------------------------------------------------------
Depreciation and
amortization               146,929        106,197        60,166           --        313,292
-------------------------------------------------------------------------------------------
Operating income            44,204        563,152        88,358    +(226,215)       469,499
-------------------------------------------------------------------------------------------
Total assets             1,121,237      1,347,700     1,844,281     @(12,457)     4,300,761
-------------------------------------------------------------------------------------------
Capital expenditures        78,481        124,275       160,084           --        362,840

1996
-------------------------------------------------------------------------------------------
Net sales               $5,113,076     $2,997,340      $534,375           --     $8,644,791
-------------------------------------------------------------------------------------------
Intersegment sales         427,861             --            --   *$(427,861)            --
-------------------------------------------------------------------------------------------
Depreciation and
amortization               153,929         85,573        50,141           --        289,643
-------------------------------------------------------------------------------------------
Operating income           157,443        468,242        22,082    ++(12,000)       635,767
-------------------------------------------------------------------------------------------
Total assets             1,323,176      1,135,162     1,661,664           --      4,120,002
-------------------------------------------------------------------------------------------
Capital expenditures       100,371        123,630       137,201           --        361,202

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

++ 1996 special and nonrecurring item: a $12.0 million charge for revaluation of certain assets in connection with Intimate Brands' April 1997 sale of Penhaligon's.
--------------------------------------------------------------------------------

15. Quarterly Financial Data (Unaudited)
--------------------------------------------------------------------------------
Summarized quarterly financial results for 1998 and 1997 (thousands except per share amounts)

1998 Quarters                                                        First         Second        Third         Fourth
As Restated (+):

Net sales                                                          $2,008,077    $2,083,101    $1,999,862     $3,255,871
Costs of goods sold, occupancy and buying costs                    (1,426,422)   (1,473,517)   (1,390,684)    (2,085,028)
Gross income                                                          581,655       609,584       609,178      1,170,843
General, administrative and store
  operating expenses                                                 (507,208)     (526,106)     (526,992)      (726,611)
Special and nonrecurring items, net                                    88,633     1,651,397            --             --
Operating income                                                      163,080     1,734,875        82,186        444,232
Minority interest                                                      (8,833)      (12,988)       (6,080)       (35,715)
Income before income taxes                                            154,659     1,721,068        71,593        404,174
Provision for income taxes                                             65,000        33,000        31,000        176,000
Net income                                                             89,659     1,688,068        40,593        228,174
Net income per share:
  Basic                                                                 $0.33         $7.15         $0.18          $1.01
  Diluted                                                                0.32          6.94          0.17           0.97

As Previously Reported:

Net sales                                                          $2,008,077    $2,083,101    $1,999,862     $3,255,871
Costs of goods sold, occupancy and buying costs                    (1,421,407)   (1,468,387)   (1,383,119)    (2,076,032)
Gross income                                                          586,670       614,714       616,743      1,179,839
General, administrative and store
  operating expenses                                                 (530,323)     (538,336)     (535,757)      (696,107)
Special and nonrecurring items                                         88,633     1,651,397            --             --
Operating income                                                      144,980     1,727,775        80,986        483,732
Minority interest                                                      (7,923)      (12,618)       (6,118)       (37,905)
Income before income taxes                                            137,469     1,714,338        70,355        441,484
Provision for income taxes                                             58,000        30,000        31,000        191,000
Net income                                                             79,469     1,684,338        39,355        250,484
Net income per share:
  Basic                                                                 $0.29         $7.13         $0.17          $1.11
  Diluted                                                                0.28          6.93          0.17           1.07



Special and nonrecurring items in 1998 included a $93.7 million gain in the first quarter from the sale of the Company's remaining interest in Brylane, a 26% owned (post-IPO) catalogue retailer, a $5.1 million charge in the first quarter for severance and other associate termination costs related to the closing of Henri Bendel stores, and a $1.651 billion tax-free gain in the second quarter on the split-off of A&F.

1997 Quarters                                                        First         Second        Third         Fourth
As Restated (+):

Net sales                                                          $1,829,780    $2,020,084    $2,070,559     $3,268,381
Costs of goods sold, occupancy and buying costs                    (1,332,892)   (1,485,477)   (1,455,523)    (2,119,430)
Gross income                                                          496,888       534,607       615,036      1,148,951
General, administrative and store
  operating expenses                                                 (432,264)     (455,947)     (519,904)      (704,653)
Special and nonrecurring items, net                                        --            --        62,785       (276,000)
Operating income                                                       64,624        78,660       157,917        168,298
Minority interest                                                       6,339        10,916         7,479         30,876
Gain on sale of subsidiary stock                                        8,606            --            --             --
Income before income taxes                                             59,181        58,290       138,734        134,448
Provision for income taxes                                             26,000        27,000        59,000         67,000
Net income                                                             33,181        31,290        79,734         67,448
Net income per share:
  Basic                                                                 $0.12         $0.12         $0.29          $0.25
  Diluted                                                                0.12          0.11          0.29           0.24

As Previously Reported:

Net sales                                                          $1,829,780    $2,020,084    $2,070,559     $3,268,381
Costs of goods sold, occupancy and buying costs                    (1,328,309)   (1,481,177)   (1,449,577)    (2,111,764)
Gross income                                                          501,471       538,907       620,982      1,156,617
General, administrative and store
  operating expenses                                                 (451,847)     (466,247)     (525,750)      (680,819)
Special and nonrecurring items                                             --            --        62,785       (276,000)
Operating income                                                       49,624        72,660       158,017        199,798
Minority interest                                                       5,647        10,632         7,631         32,563
Gain on sale of subsidiary stock                                        8,606            --            --             --
Income before income taxes                                             44,873        52,574       138,682        164,261
Provision for income taxes                                             20,000        25,000        59,000         79,000
Net income                                                             24,873        27,574        79,682         85,261
Net income per share:
  Basic                                                                 $0.09         $0.10         $0.29          $0.31
  Diluted                                                                0.09          0.10          0.29           0.31

(+) The Company changed its accounting for gift certificates, store credits and layaway sales (see Note 2). The Company has given retroactive effect to this accounting change by restating its previously issued financial statements.


In 1997, gains in connection with initial public offerings included an $8.6 million gain in the first quarter in connection with the Company's ownership portion of Brylane. Special charges included $276 million in special and nonrecurring items and an additional $13 million in inventory liquidation charges during the fourth quarter, and a net $62.8 million gain during the third quarter relating to the sale of approximately one-half of the Company's investment in Brylane (net of a $12.5 million valuation charge on an investment).


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

REPORT OF INDEPENDENT ACCOUNTANTS

To The Board of Directors and Shareholders of The Limited, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity, and cash flows present fairly, in all material respects, the consolidated financial position of The Limited, Inc. and its subsidiaries at January 30, 1999 and January 31, 1998, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended January 30, 1999 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these consolidated statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

The consolidated financial statements for each of the three years in the period ended January 30, 1999 have been restated as described in Note 2.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Columbus, Ohio
February 23, 1999, except for the information in Note 2 as to which date is February 16, 2000.

22