Form 10-K, Exhibit 13
period 2000-01-30
LIMITED INC
filed 2000-04-25
CIK 701985

                                                                      EXHIBIT 13
                                                                      ----------
FINANCIAL SUMMARY

(Thousands except per share amounts, ratios and store and associate data)


Summary of Operations                       @1999           @1998            1997            1996       @*/\1995             1994
----------------------------------------------------------------------------------------------------------------------------------
Net sales                              $9,723,334      $9,346,911      $9,188,804      $8,644,791      $7,881,437       $7,320,792
Gross income                           $3,357,477      $2,971,260      $2,795,482      $2,480,457      $2,076,702       $2,108,280
Operating income                        +$920,640     +$2,424,373       +$469,499       +$635,767       +$611,849         $796,189
Operating income
   as a percentage of sales                  +9.5%          +25.9%           +5.1%           +7.4%           +7.8%            10.9%
Net income                              #$460,759     #$2,046,494       #$211,653       #$434,088       #$961,210         $446,543
Net income as a
   percentage of sales                       #4.7%          #21.9%           #2.3%           #5.0%          #12.2%             6.1%
Per Share Results
------------------------------------------------------------------------------------------------------------------------------------
Basic net income                           #$2.10          #$8.50           #$.78          #$1.55          #$2.69            $1.25
Diluted net income                         #$2.00          #$8.29           #$.77          #$1.54          #$2.68            $1.25
Dividends                                    $.60            $.52            $.48            $.40            $.40             $.36
Book value                                  $9.99           $9.56           $7.28           $6.90           $8.86            $7.56
Weighted average diluted
   shares outstanding                     227,782         246,319         274,483         282,053         358,371          358,601
Other Financial Information
------------------------------------------------------------------------------------------------------------------------------------
Total assets                           $4,087,689      $4,549,708      $4,300,761      $4,120,002      $5,266,563       $4,570,077
Return on average assets                      #11%            #46%             #5%             #9%            #20%              10%
Working capital                        $1,008,071      $1,126,875      $1,001,348        $711,661      $1,962,260       $1,693,911
Current ratio                                 1.8             2.0             2.0             1.9             3.3              3.0
Capital expenditures                     $375,405        $347,356        $362,840        $361,202        $374,374         $319,676
Long-term debt                           $400,000        $550,000        $650,000        $650,000        $650,000         $650,000
Debt-to-equity ratio                           19%             25%             33%             35%             21%              24%
Shareholders'equity                    $2,147,077      $2,166,959      $1,985,765      $1,869,127      $3,147,706       $2,704,756
Return on average
   shareholders'equity                        #21%            #99%            #11%            #17%            #33%              17%
Comparable store
   sales increase (decrease)                    9%              6%              0%              3%             (2%)             (3%)
Stores and Associates at End of Year
------------------------------------------------------------------------------------------------------------------------------------
Total number of stores open                 5,023           5,382           5,640           5,633           5,298            4,867
Retail selling square feet             23,592,000      26,316,000      28,400,000      28,405,000      27,403,000       25,627,000
Number of associates                      114,600         126,800         131,000         123,100         106,900          105,600


Summary of Operations                       @1993            1992           *1991            1990          /\1989
-----------------------------------------------------------------------------------------------------------------
Net sales                              $7,245,088      $6,944,296      $6,149,218      $5,253,509      $4,647,916
Gross income                           $1,958,835      $1,990,740      $1,793,543      $1,630,439      $1,446,635
Operating income                        +$701,556        $788,698        $712,700        $697,537        $625,254
Operating income
   as a percentage of sales                  +9.7%           11.4%           11.6%           13.3%           13.5%
Net income                              #$390,999       #$455,497        $403,302        $398,438        $346,926
Net income as a
   percentage of sales                       #5.4%           #6.6%            6.6%            7.6%            7.5%
Per Share Results
------------------------------------------------------------------------------------------------------------------------------------
Basic net income                           #$1.09          #$1.26           $1.12           $1.11            $.97
Diluted net income                         #$1.08          #$1.25           $1.11           $1.10            $.96
Dividends                                    $.36            $.28            $.28            $.24            $.16
Book value                                  $6.82           $6.25           $5.19           $4.33           $3.45
Weighted average diluted
   shares outstanding                     363,234         363,738         363,594         362,044         361,288
Other Financial Information
------------------------------------------------------------------------------------------------------------------------------------
Total assets                           $4,135,105      $3,846,450      $3,418,856      $2,871,878      $2,418,486
Return on average assets                      #10%            #13%             13%             15%             15%
Working capital                        $1,513,181      $1,063,352      $1,084,205        $884,004        $685,524
Current ratio                                 3.1             2.5             3.1             2.8             2.4
Capital expenditures                     $295,804        $429,545        $523,082        $428,844        $318,427
Long-term debt                           $650,000        $541,639        $713,758        $540,446        $445,674
Debt-to-equity ratio                           27%             24%             38%             35%             36%
Shareholders'equity                    $2,441,293      $2,267,617      $1,876,792      $1,560,052      $1,240,454
Return on average
   shareholders'equity                        #17%            #22%             23%             28%             32%
Comparable store
   sales increase (decrease)                   (1%)             2%              3%              3%              9%
Stores and Associates at End of Year
------------------------------------------------------------------------------------------------------------------------------------
Total number of stores open                 4,623           4,425           4,194           3,760           3,344
Retail selling square feet             24,426,000      22,863,000      20,355,000      17,008,000      14,374,000
Number of associates                       97,500         100,700          83,800          72,500          63,000

@ Includes the results of the following companies disposed of up to their separation date: 1) Limited Too effective August 23, 1999; 2) Galyan's effective August 31, 1999; 3) Abercrombie & Fitch ("A&F") effective May 19, 1998; 4) Alliance Data Systems effective January 31, 1996; and 5) Brylane, Inc. effective August 31, 1993.
* Includes the results of Galyan's and Gryphon subsequent to their acquisitions on July 2, 1995 and June 1, 1991.
+ Operating income includes the effect of special and nonrecurring items of $23,501 in 1999, $1,740,030 in 1998 and ($213,215) in 1997 (see Note 2 to
     the Consolidated Financial Statements), ($12,000) in 1996, $1,314 in 1995 and $2,617 in 1993. Inventory liquidation charges of ($13,000) related to Henri Bendel store closings are also included in 1997.
# In addition to the items discussed in + above, net income includes the effect of the following gains: 1) $11,002 related to Galyan's in 1999; 2) $8,606 related to Brylane, Inc. in 1997; 3) $118,178 related to A&F in 1996; 4) $649,467 related to Intimate Brands, Inc. in 1995; and 5) $9,117 related to United Retail Group in 1992.
/\   Fifty-three-week fiscal year.


64 LTD AR 99

Management's Discussion and Analysis

Results of Operations
Net sales for the fourth quarter were $3.287 billion in 1999 and $3.256 billion in 1998. Comparable store sales increased 5% for the quarter. Gross income increased 12% to $1.306 billion in the fourth quarter of 1999 from $1.171 billion in 1998 and operating income increased to $608.9 million from $444.2 million in 1998. Net income was $316.5 million in the fourth quarter of 1999 versus $228.2 million in 1998, and earnings per share were $1.41 versus $0.97 in 1998. In the fourth quarter, operating income included the reserve reversal of $36.6 million in downsizing costs that were initially recognized as special and nonrecurring charges to operating income in 1997 (see Note 2 to the Consolidated Financial Statements).
   Net sales for the year increased 4% to $9.723 billion in 1999 from $9.347 billion in 1998. Gross income increased 13% to $3.357 billion in 1999 from $2.971 billion in 1998 and operating income was $920.6 million in 1999 versus $2.424 billion in 1998. Net income for 1999 was $460.8 million, or $2.00 per share, compared to $2.046 billion, or $8.29 per share, last year.
   There were a number of items in 1999 and 1998 that impacted the comparability of the Company's results. See the "Other Data" section on pages 68 and 69 for a discussion of the impact of these items on annual earnings.
Business highlights for 1999 include the following:
 . Intimate Brands, Inc. ("IBI") reported sales of $4.511 billion in 1999, a 16% increase from $3.886 billion in 1998. IBI's operating income increased 18% to $793.5 million in 1999 from $670.8 million in 1998 and earnings per share increased 21% to $1.81 in 1999 from $1.49 in 1998.
 . Sales at Bath & Body Works, Intimate Brands' fastest growing business, grew 22% in 1999 to $1.550 billion. Operating income grew 24%. Sales at the Victoria's Secret brand, encompassing Victoria's Secret Stores, Victoria's
Secret Beauty and Victoria's Secret Catalogue, grew 13% to $2.937 billion in
1999.
 . The apparel businesses demonstrated strong progress in 1999 with an improvement in operating income of $92.5 million in the fourth quarter and $176.9 million for the year. Operating income improved at each apparel business.
 . For apparel, gross margin as a percentage of sales improved by more than 4% of sales in 1999. This improvement was driven by improved merchandise margins and buying and occupancy expense leverage.
 . In August 1999, the Company completed the spin-off of Limited Too ("TOO") to Limited shareholders, and a third party purchased a 60% majority interest in Galyan's Trading Co. ("Galyan's").


The following summarized financial data compares 1999 to the comparable periods for 1998 and 1997 (millions):

                                                                                % Change
Net Sales                                1999        1998        1997     1999-98      1998-97
-------------------------------------------------------------------------------------------------
Express                                $1,399      $1,356      $1,189           3%          14%
-------------------------------------------------------------------------------------------------
Lerner New York                         1,013         940         946           8%          (1%)
-------------------------------------------------------------------------------------------------
Lane Bryant                               934         933         907           0%           3%
-------------------------------------------------------------------------------------------------
Limited Stores                            715         757         776          (6%)         (2%)
-------------------------------------------------------------------------------------------------
Structure                                 617         610         660           1%          (8%)
-------------------------------------------------------------------------------------------------
Other (principally Mast)                  107          72           6         n/m          n/m
-------------------------------------------------------------------------------------------------
Total apparel businesses               $4,785      $4,668      $4,484           3%           4%
-------------------------------------------------------------------------------------------------

Victoria's Secret Stores                2,138       1,829       1,702          17%           7%
-------------------------------------------------------------------------------------------------
Bath & Body Works                       1,550       1,272       1,057          22%          20%
-------------------------------------------------------------------------------------------------
Victoria's Secret Catalogue               799         759         734           5%           3%
-------------------------------------------------------------------------------------------------
Other (principally Gryphon)                24          26        #125         n/m          n/m
-------------------------------------------------------------------------------------------------
Total Intimate Brands                  $4,511      $3,886      $3,618          16%           7%
-------------------------------------------------------------------------------------------------
Henri Bendel                               39         @40          83          (3%)        (52%)
-------------------------------------------------------------------------------------------------
Galyan's (through August 31, 1999)        165         220         160         n/m           38%
-------------------------------------------------------------------------------------------------
TOO (through August 23, 1999)             223         377         322         n/m           17%
-------------------------------------------------------------------------------------------------
A&F (through May 19, 1998)                  -         156         522         n/m          n/m
-------------------------------------------------------------------------------------------------
Total net sales                        $9,723      $9,347      $9,189           4%           2%
-------------------------------------------------------------------------------------------------

Operating Income
-------------------------------------------------------------------------------------------------
Apparel businesses                       $132        $(45)        $34         393%        (232%)
-------------------------------------------------------------------------------------------------
Intimate Brands                           794         671         563          18%          19%
-------------------------------------------------------------------------------------------------
Other                                     (29)         58          98         n/m          n/m
-------------------------------------------------------------------------------------------------
Subtotal                                  897         684         695          31%          (2%)
-------------------------------------------------------------------------------------------------
Special and nonrecurring items           + 24     /\1,740       *(226)
-------------------------------------------------------------------------------------------------
Total operating income                   $921      $2,424        $469
-------------------------------------------------------------------------------------------------

#    Includes Cacique sales prior to its closing effective January 31, 1998.
@ Five of six Henri Bendel stores were closed during the period February 1998 through July 1998.
+ 1999 special and nonrecurring items: 1) a $13.1 million charge for transaction costs related to the TOO spin-off; and 2) the reserve reversal of $36.6 million related to downsizing costs for Henri Bendel. These special items relate to the "Other" category.
/\ 1998 special and nonrecurring items: 1) a $1.651 billion tax-free gain on the split-off of A&F; 2) a $93.7 million gain from the sale of the Company's remaining interest in Brylane; and 3) a $5.1 million charge for severance and other associate termination costs related to the closing of Henri Bendel stores. These special items relate to the "Other" category.
* 1997 special and nonrecurring items: 1) an $89.0 million charge for the apparel businesses related to asset impairment and the closing and downsizing of certain stores; 2) a $67.6 million charge for Intimate Brands related to the closing of the Cacique business (effective January 31, 1998); and 3) a $107.4 million charge related to the closing of five of six Henri Bendel stores, $62.8 million of income related to the gain from the sale of approximately one-half of the Company's interest in Brylane (net of $12.5 million in valuation adjustments on investments) and a $12.0 million write-down of a real estate investment to net realizable value, all of which relate to the "Other" category. Additionally, includes a $13.0 million inventory liquidation charge associated with the Henri Bendel closings.
n/m  not meaningful

                                                                    99 AR LTD 65

The following summarized financial data compares 1999 to the comparable periods for 1998 and 1997:

Comparable Store Sales                      1999          1998            1997
------------------------------------------------------------------------------
Express                                       5%           16%           (15%)
------------------------------------------------------------------------------
Lerner New York                              12%            5%            (5%)
------------------------------------------------------------------------------
Lane Bryant                                   5%            5%             1%
------------------------------------------------------------------------------
Limited Stores                                5%            1%            (7%)
------------------------------------------------------------------------------
Structure                                     4%           (8%)           (3%)
------------------------------------------------------------------------------
Total apparel businesses                      6%            5%            (7%)
------------------------------------------------------------------------------

Victoria's Secret Stores                     12%            4%            11%
------------------------------------------------------------------------------
Bath & Body Works                            11%            7%            11%
------------------------------------------------------------------------------
Total Intimate Brands                        12%            5%           *11%
------------------------------------------------------------------------------

Henri Bendel                                  7%          (12%)          (13%)
------------------------------------------------------------------------------
Galyan's (through August 31, 1999)            9%            5%             0%
------------------------------------------------------------------------------
TOO (through August 23, 1999)                 9%           15%            20%
------------------------------------------------------------------------------
A&F (through May 19, 1998)                    -            48%            21%
------------------------------------------------------------------------------
Total comparable store sales                  9%            6%             0%
------------------------------------------------------------------------------

* Includes Cacique sales prior to closing effective January 31, 1998.

                                                         % Change
Store Data                                      1999           1998           1997        1999-98        1998-97
------------------------------------------------------------------------------------------------------------------

Retail sales increase (decrease)
   attributable to net new
   and remodeled stores
   (1998 change excludes impact
   of closing Cacique)
------------------------------------------------------------------------------------------------------------------
Apparel businesses                                (4%)           (3%)           (1%)
------------------------------------------------------------------------------------------------------------------
Intimate Brands                                    7%             7%            14%
------------------------------------------------------------------------------------------------------------------
Retail sales per average
   selling square foot
------------------------------------------------------------------------------------------------------------------
Apparel businesses                              $263           $238           $219             11%             9%
------------------------------------------------------------------------------------------------------------------
Intimate Brands                                 $602           $558           $532              8%             5%
------------------------------------------------------------------------------------------------------------------
Retail sales per average
   store (thousands)
------------------------------------------------------------------------------------------------------------------
Apparel businesses                            $1,541         $1,392         $1,276             11%             9%
------------------------------------------------------------------------------------------------------------------
Intimate Brands                               $1,844         $1,723         $1,661              7%             4%
------------------------------------------------------------------------------------------------------------------
Average store size at end
   of year (retail selling square feet)
------------------------------------------------------------------------------------------------------------------
Apparel businesses                             5,869          5,863          5,836              0%             0%
------------------------------------------------------------------------------------------------------------------
Intimate Brands                                3,064          3,066          3,116              0%            (2%)
------------------------------------------------------------------------------------------------------------------
Retail selling square feet at
   end of year (thousands)
------------------------------------------------------------------------------------------------------------------
Apparel businesses                            17,091         18,517         20,105             (8%)           (8%)
------------------------------------------------------------------------------------------------------------------
Intimate Brands                                6,466          5,794          5,328             12%             9%
------------------------------------------------------------------------------------------------------------------

Number of Stores
------------------------------------------------------------------------------------------------------------------
Beginning of year                              5,382          5,640          5,633
------------------------------------------------------------------------------------------------------------------
Opened                                           295            251            315
------------------------------------------------------------------------------------------------------------------
Closed                                          (301)          (350)          (190)
------------------------------------------------------------------------------------------------------------------
Businesses disposed of or closed
------------------------------------------------------------------------------------------------------------------
Galyan's                                         (18)             -              -
------------------------------------------------------------------------------------------------------------------
TOO                                             (335)             -              -
------------------------------------------------------------------------------------------------------------------
A&F                                                -           (159)             -
------------------------------------------------------------------------------------------------------------------
Cacique                                            -              -           (118)
------------------------------------------------------------------------------------------------------------------
End of year                                    5,023          5,382          5,640
------------------------------------------------------------------------------------------------------------------

Net Sales

Fourth Quarter

Net sales of $3.287 billion for the fourth quarter of 1999 increased 1% over 1998. A comparable store sales increase of 5% was partially offset by the loss of sales from TOO and Galyan's and the net closure of stores in the apparel businesses.
   At IBI, net sales for the fourth quarter of 1999 increased 18% to $1.802 billion from $1.531 billion in 1998. The increase was due to an 11% increase in comparable store sales, the net addition of 220 new stores and a 12% increase in catalogue sales. At the apparel retail businesses, net sales for the fourth quarter of 1999 decreased 3% to $1.434 billion from $1.486 billion in 1998. The overall 1% increase in comparable store sales at the apparel businesses was offset by a net closure of 246 stores.
   Net sales of $3.256 billion for the fourth quarter of 1998 were essentially flat compared to 1997 sales of $3.268 billion. A comparable store sales increase of 6% was offset by the loss of sales from Abercrombie & Fitch ("A&F").
   At IBI, net sales for the fourth quarter of 1998 increased 10% to $1.531 billion from $1.397 billion in 1997. Excluding the impact of closing Cacique, net sales grew 12%. The net sales increase, excluding Cacique, was primarily due to an 8% increase in comparable store sales, the net addition of 180 new stores and a 6% increase in catalogue sales. At the apparel retail businesses, net sales for the fourth quarter of 1998 increased 1% to $1.486 billion from $1.470 billion in 1997. The overall 5% increase in comparable store sales at the apparel businesses was partially offset by a net closure of 287 stores.
Full Year
Net sales for the year were $9.723 billion in 1999 compared to $9.347 billion in 1998. Sales increased due to a 9% comparable store sales increase, partially offset by the loss of sales from disposed businesses and the net closure of stores in the apparel segment. Disposed businesses negatively impacted sales growth due to the loss of: 1) A&F sales subsequent to the May 19, 1998 split-off; 2) TOO sales after its August 23, 1999 spin-off; and 3) Galyan's sales following the third party purchase of a 60% majority interest effective August 31, 1999.
   In 1999, IBI sales increased 16% to $4.511 billion, due to a 12% increase in comparable store sales, the net addition of 220 new stores and a 5% increase in catalogue sales. Bath & Body Works led IBI with sales increasing 22% to $1.550 billion. The sales increase was primarily attributable to the net addition of 153 new stores (398,000 retail selling square feet), as well as an 11% increase in comparable store sales. Victoria's Secret Stores' sales increased 17% to $2.138 billion. The sales increase was primarily attributable to a 12% increase in comparable store sales and the net addition of 67 new stores (274,000 retail selling square feet). Victoria's Secret Catalogue's sales increased 5% to $799 million in 1999. The sales increase was attributable to an increased response rate, higher sales per catalogue page and increased Internet sales through www.VictoriasSecret.com.
   In 1999, the apparel businesses reported a retail sales increase of 2% to $4.678 billion from $4.596 billion in 1998. The sales increase was primarily due to a 6% comparable store sales increase. All apparel businesses reported a comparable store sales increase, led by Lerner New York, which reported an increase of 12%. The effect of these increases on total sales was partially offset by the net closure of 246 apparel stores (1.4 million retail selling square feet), principally due to closures of underperforming locations.
   Net sales for the year were $9.347 billion in 1998 and $9.189 billion in 1997. A 6% comparable store sales increase was partially offset by the loss of A&F sales following the May 19, 1998 split-off and by a net reduction in stores. Excluding A&F activity prior to the split-off, the Company added 246 new stores, remodeled 125 stores and closed 348 underperforming stores, 125 of which were closed at or near year-end. This net reduction of 102 stores represents approximately 850,000 retail selling square feet.
   In 1998, IBI sales increased 7% to $3.886 billion, due to the net addition of 180 stores (466,000 retail selling square feet) and a 5% increase in comparable

66 LTD AR 99
store sales. Bath & Body Works led IBI with sales increasing 20% to $1.272 billion. The sales increase was primarily attributable to the net addition of 140 new stores (319,000 retail selling square feet) and a 7% increase in comparable store sales. Victoria's Secret Stores' sales increased 7% to $1.829 billion. The sales increase was primarily attributable to a 4% increase in comparable store sales and the net addition of 40 new stores (147,000 retail selling square feet). Victoria's Secret Catalogue's sales increased 3% to $759 million in 1998, primarily due to a response rate increase for the year.
   In 1998, the apparel businesses reported a retail sales increase of 3% to $4.596 billion from $4.478 billion in 1997. Sales increased $167 million at Express, primarily driven by a comparable store sales increase of 16%. Comparable store sales at Lerner New York and Lane Bryant increased 5%. The effect of these increases on total sales was partially offset by an 8% comparable store sales decrease at Structure, and the net reduction of 287 apparel stores (1.6 million retail selling square feet), principally due to closures of underperforming locations.

Gross Income

Fourth Quarter
The fourth quarter of 1999 gross income rate (expressed as a percentage of sales) increased to 39.7% from 36.0% for the same period in 1998. The rate increase was principally due to an increase in the merchandise margin rate and a slight decrease in the buying and occupancy expense rate. The increase in the merchandise margin rate was primarily attributable to improved inventory management and merchandising strategies. The buying and occupancy expense rate decrease was a result of sales leverage at IBI and the positive impact of closing unprofitable, low productivity stores at the apparel businesses.
   The fourth quarter of 1998 gross income rate increased to 36.0% from 35.2% for the same period in 1997. The rate increase was principally due to a decrease in the buying and occupancy expense rate as a result of sales leverage at IBI and the benefit from store closings at the apparel businesses.

Full Year
In 1999, the gross income rate increased to 34.5% from 31.8% in 1998. The rate increase was due to an increase in the merchandise margin rate and a decrease in the buying and occupancy expense rate. The increase in the merchandise margin rate was primarily attributable to improved inventory management and merchandising strategies at the apparel businesses. The buying and occupancy expense rate decrease was a result of sales leverage at IBI and the benefit from store closings at the apparel businesses.
   In 1998, the gross income rate increased to 31.8% from 30.4% in 1997. The rate increase was due to an increase in the merchandise margin rate and a decrease in the buying and occupancy expense rate. The gains in the merchandise margin rate were due to an increase at IBI (the apparel businesses experienced a decline). The buying and occupancy expense rate declined at IBI as a result of sales leverage. The buying and occupancy expense rate also declined at the apparel businesses due to sales leverage at Express and the benefit from store closings at the apparel businesses.

General, Administrative and Store Operating Expenses

Fourth Quarter
The fourth quarter of 1999 general, administrative and store operating expense rate (expressed as a percentage of sales) of 22.3% was flat compared to last year. The improved expense leverage at IBI was offset by a lack of expense leverage and investments in brand building activities at the apparel businesses.
   The fourth quarter of 1998 general, administrative and store operating expense rate increased to 22.3% from 21.6% for the same period in 1997. The rate increase was attributable to: 1) a rate increase at IBI driven by investment in national advertising for Victoria's Secret; 2) a lack of expense leverage at Limited Stores and Structure; and 3) costs of direct mail and other targeted marketing efforts at the apparel businesses.

Full Year
In 1999, the general, administrative and store operating expense rate increased to 25.3% from 24.5% in 1998. The rate increase was primarily attributable to a rate increase at IBI due to investment in national advertising for Victoria's Secret and additional store staffing for product extensions and new initiatives in Victoria's Secret Stores, and a lack of expense leverage and investments in brand building activities at the apparel businesses.
   In 1998, the general, administrative and store operating expense rate increased to 24.5% from 23.0% in 1997. The rate increase was primarily attributable to: 1) a rate increase at IBI due to investment in national advertising for Victoria's Secret and additional store staffing for product extensions and new initiatives in Victoria's Secret Stores; 2) the inability to leverage these expenses at the apparel businesses due to disappointing sales performance; 3) compensation charges for restricted stock plans; and 4) Year 2000 information technology costs.

Special and Nonrecurring Items
During 1999, the Company recognized a $13.1 million charge for transaction costs related to the TOO spin-off and a $36.6 million reserve reversal related to costs for downsizing Henri Bendel store space in New York (see Note 2 to the Consolidated Financial Statements).
   On May 19, 1998, the Company completed a tax-free exchange offer to establish A&F as an independent company. A total of 47.1 million shares of the Company's common stock were exchanged at a ratio of 0.86 of a share of A&F common stock for each Limited share tendered. In connection with the exchange, the Company recorded a $1.651 billion tax-free gain. This gain was measured based on the $43 5/8 per share market value of the A&F common stock at the expiration date of the exchange offer. The remaining 3.1 million A&F shares were distributed through a pro rata spin-off to Limited shareholders.
   Also during 1998, the Company recognized a gain of $93.7 million from the sale of its remaining interest in Brylane. This gain was partially offset by a $5.1 million charge, in accordance with Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits," for severance and other associate termination costs related to the closing of five of six Henri Bendel stores. The severance charge was paid in 1998.
   As a result of a plan adopted in connection with a 1997 review of the Company's retail businesses and investments as well as implementation of initiatives intended to promote and strengthen the Company's various retail brands (including closing businesses, identification and disposal of non-core assets and identification of store locations not consistent with a particular brand), the Company recognized special and nonrecurring charges of $276 million during the fourth quarter of 1997 comprised of:
 . A $68 million charge for the closing of the 118-store Cacique lingerie business effective January 31, 1998. The amount was comprised of write-offs and liquidations of store assets and accruals related to cancellations of merchandise on order and other exit costs such as severance, service contract termination fees and lease termination costs.
 . An $82 million charge related to streamlining the Henri Bendel business from six stores to one store (the five stores were closed by August 1, 1998), write-offs of store assets, and accruals for contract cancellations and lease termination costs.
 . An $86 million impaired asset charge related to the apparel businesses and Henri Bendel, covering certain store locations where the carrying values were permanently impaired.
 . A $28 million accrual for closing and downsizing oversized stores, primarily within the Limited Stores, Lerner New York, Lane Bryant and Express businesses.
 . A $12 million write-down to net realizable value of a real estate investment previously acquired in connection with closing and downsizing certain stores.


                                                                    99 AR LTD 67

     The $276 million special and nonrecurring charge was made up of the following components: 1) asset write-downs of $67 million, all of which were taken in 1997; 2) impaired asset charges of $86 million, all of which were taken in 1997; 3) other liabilities such as severance and cancellations of merchandise on order of $16 million, all of which were paid in 1998; and 4) store closing and lease termination liabilities of $107 million, of which $21 million and $32 million were paid in 1999 and 1998.
     The above plan included $36.6 million in charges related to downsizing the existing Henri Bendel store space in New York. The execution of the plan to downsize the New York store was primarily based on negotiations with the original landlord. However, a change in landlords ultimately resulted in the termination of negotiations during the fourth quarter of 1999, which prevented the successful completion of the original plan. As a result, the Company reversed the $36.6 million liability through the special and nonrecurring items classification.
     Other than the reversal of the $36.6 million reserve, no amounts related to the above plan were reversed or recorded to operating income during 1999 or 1998.
     As of January 29, 2000, the Company had remaining restructuring liabilities of $17.5 million related to the 1997 plan. This liability relates principally to future payments and estimated settlement amounts for store closings and downsizings and will continue until final payments to landlords are made, currently scheduled through the year 2011. Unless settlements with landlords occur before the end of such lease periods, completion will run the full lease term. In determining the provision for lease obligations, the Company considered the amount of time remaining on each store's lease and estimated the amount necessary for either buying out the lease or continuing rent payments through lease expiration.
     The $86 million of impairment charges reduced depreciation by approximately $18 million in 1999 and 1998 and will have a similar impact in 2000. The Cacique business had a pretax operating loss of $17 million in 1997, its last year of operations. Partially as a result of closing five of six locations, Henri Bendel's pretax operating loss improved by approximately $9 million in 1998 versus 1997, excluding reduced depreciation from the impairment charge.
     Additionally, the Company recognized a $13 million cost of sales charge in the fourth quarter of 1997 for inventory liquidation charges at Henri Bendel in accordance with EITF Issue No. 96-9, "Classification of Inventory Markdowns and Other Costs Associated with a Restructuring."
     The Company recognized a net $62.8 million gain during the third quarter of 1997 related to the sale of approximately one-half of its investment in Brylane. This gain was net of $12.5 million in valuation adjustments on certain assets where the carrying values were permanently impaired.

Operating Income

Fourth Quarter

The fourth quarter of 1999 operating income rate (expressed as a percentage of sales) increased to 18.5% compared to 13.6% in 1998. Excluding the special and nonrecurring item in 1999, the fourth quarter operating income rate increased to 17.4% in 1999 from 13.6% in 1998. The rate improvement was primarily driven by gross margin improvement at the apparel businesses.
   The fourth quarter of 1998 operating income rate was 13.6% versus 5.1% in 1997. Excluding special and nonrecurring items and the Henri Bendel inventory liquidation charge in 1997, the fourth quarter operating income rate was 13.6% in 1998 versus 14.0% in 1997. Significant gains in fourth quarter operating income at IBI were offset by the loss of operating income from A&F after its May 19, 1998 split-off and lower operating income at the apparel retail businesses. Strong results at Express were more than offset by a significant fourth quarter operating loss at Structure (which had an operating profit in 1997). Additionally, lower profitability levels at Lerner New York and Lane Bryant also impacted the apparel businesses' fourth quarter results.

Full Year

In 1999, the operating income rate was 9.5% versus 25.9% in 1998. Excluding special and nonrecurring items in both years, the operating income rate was 9.2% in 1999 versus 7.3% in 1998. The rate improvement was primarily driven by the gross income rate increase of 2.7% which more than offset an increase in the general, administrative and store operating expense rate. The majority of the operating income rate increase resulted from gross margin improvement at the apparel businesses.
   In 1998, the operating income rate was 25.9% versus 5.1% in 1997. Excluding special and nonrecurring items in both years and the Henri Bendel inventory liquidation charge in 1997, the operating income rate was 7.3% in 1998 versus 7.6% in 1997. In 1998, significant gains in the operating income rate at IBI were offset by a lower operating income rate at the apparel businesses. Operating income improvement at Express was more than offset by an operating loss at Structure in 1998 (compared to a modest profit in 1997) and a significant increase in the operating loss at Limited Stores.

Interest Expense

In 1999, the Company incurred $20.9 million and $78.3 million in interest expense for the fourth quarter and year, compared to $19.3 million and $68.5 million in 1998 for the same periods. These increases were primarily the result of increased borrowing levels. For the year, the impact of the increased borrowing levels was partially offset by a lower average effective interest rate.

                                 Fourth Quarter                  Year

                                1999       1998       1999       1998       1997
--------------------------------------------------------------------------------
Average daily
   borrowings (millions)      $968.6     $898.0     $969.6     $808.2     $835.9
--------------------------------------------------------------------------------
Average effective
   interest rate               8.65%      8.60%      8.08%      8.48%      8.22%

Other Income

In 1999, the Company earned $13.5 million and $51.0 million in interest income for the fourth quarter and year, compared to $15.0 million and $59.3 million in 1998 for the same periods. These decreases were due to lower interest rates on 1999 balances and lower average invested cash balances, principally due to the impact of a $750 million share repurchase, net of proceeds from the Galyan's sale of $182 million and the TOO spin-off of $62 million (see the "Liquidity and Capital Resources" section included herein).

Gain on Sale of Subsidiary Stock

As discussed in Note 1 to the Consolidated Financial Statements, effective August 31, 1999, a third party purchased a 60% majority interest in Galyan's. As a result, the Company recorded a pretax gain on sale of subsidiary stock of $11 million, offset by a $6 million provision for taxes. In addition, the revised tax basis of the Company's remaining investment in Galyan's resulted in an additional $7 million deferred tax expense.
   During the first quarter of 1997, the Company recognized a gain of $8.6 million in connection with the initial public offering ("IPO") of Brylane.

Other Data

There were a number of significant transactions and events in 1999, 1998 and 1997 that impacted the comparability of the Company's results. These items are more fully described in the "Special and Nonrecurring Items" section included herein and in Note 2 to the Consolidated Financial Statements.
   The following adjusted income information gives effect to: 1) the spin-off of TOO on August 23, 1999 and the split-off of A&F on May 19, 1998, as if they occurred on February 2, 1997; and 2) the special items described in the Notes to Adjusted Income Information.

68 LTD AR 99

Management believes the presentation below provides a reasonable basis on which to present the adjusted income information. Although the adjusted income information should not be construed as an alternative to the reported results determined in accordance with generally accepted accounting principles, it is provided to assist in investors' understanding of the Company's results of operations.

Adjusted Income Information
(Thousands except per share amounts)

                                                          1999                                            1998
                                       As Reported     Adjustments     As Adjusted     As Reported     Adjustments     As Adjusted
------------------------------------------------------------------------------------------------------------------------------------

Net sales                               $9,723,334       $(223,377)     $9,499,957      $9,346,911       $(533,278)     $8,813,633
------------------------------------------------------------------------------------------------------------------------------------
Gross income                             3,357,477         (74,985)      3,282,492       2,971,260        (182,156)      2,789,104
------------------------------------------------------------------------------------------------------------------------------------
General, administrative and
   store operating expenses             (2,460,338)         68,014      (2,392,324)     (2,286,917)        141,271      (2,145,646)
------------------------------------------------------------------------------------------------------------------------------------
Special and nonrecurring items, net         23,501         (23,501)              -       1,740,030      (1,740,030)              -
------------------------------------------------------------------------------------------------------------------------------------
Operating income                           920,640         (30,472)        890,168       2,424,373      (1,780,915)        643,458
------------------------------------------------------------------------------------------------------------------------------------
Interest expense                           (78,297)              -         (78,297)        (68,528)              -         (68,528)
------------------------------------------------------------------------------------------------------------------------------------
Other income, net                           51,037               -          51,037          59,265               -          59,265
------------------------------------------------------------------------------------------------------------------------------------
Minority interest                          (72,623)              -         (72,623)        (63,616)          1,180         (62,436)
------------------------------------------------------------------------------------------------------------------------------------
Gain on sale of subsidiary stock            11,002         (11,002)              -               -               -               -
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                 831,759         (41,474)        790,285       2,351,494      (1,779,735)        571,759
------------------------------------------------------------------------------------------------------------------------------------
Provision for income taxes                 371,000         (26,200)        344,800         305,000         (51,200)        253,800
------------------------------------------------------------------------------------------------------------------------------------
Net income                                $460,759        $(15,274)       $445,485      $2,046,494     $(1,728,535)       $317,959
------------------------------------------------------------------------------------------------------------------------------------
Earnings per share                           $2.00                           $1.93           $8.29                           $1.35
------------------------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding        227,782                         227,782         246,319                         232,481
------------------------------------------------------------------------------------------------------------------------------------

                                                                1997
                                          As Reported        Adjustments        As Adjusted
---------------------------------------------------------------------------------------------
Net sales                                  $9,188,804          $(843,767)        $8,345,037
---------------------------------------------------------------------------------------------
Gross income                                2,795,482           (283,327)         2,512,155
---------------------------------------------------------------------------------------------
General, administrative and
   store operating expenses                (2,112,768)           199,905         (1,912,863)
---------------------------------------------------------------------------------------------
Special and nonrecurring items, net          (213,215)           213,215                  -
---------------------------------------------------------------------------------------------
Operating income                              469,499            129,793            599,292
---------------------------------------------------------------------------------------------
Interest expense                              (68,728)                 -            (68,728)
---------------------------------------------------------------------------------------------
Other income, net                              36,886                  -             36,886
---------------------------------------------------------------------------------------------
Minority interest                             (55,610)               493            (55,117)
---------------------------------------------------------------------------------------------
Gain on sale of subsidiary stock                8,606             (8,606)                 -
---------------------------------------------------------------------------------------------
Income before income taxes                    390,653            121,680            512,333
---------------------------------------------------------------------------------------------
Provision for income taxes                    179,000             48,100            227,100
---------------------------------------------------------------------------------------------
Net income                                   $211,653            $73,580           $285,233
---------------------------------------------------------------------------------------------
Earnings per share                              $0.77                                 $1.25
---------------------------------------------------------------------------------------------
Weighted average shares outstanding           274,483                               227,408
---------------------------------------------------------------------------------------------

Notes to Adjusted Income Information

A)   Excluded businesses

     TOO and A&F results were excluded in determining adjusted results for all years presented because these businesses have not been consolidated in the Company's financial statements subsequent to their spin-off on August 23, 1999 (TOO) and split-off on May 19, 1998 (A&F). The captions affected by this presentation were net sales, gross income and general, administrative and store operating expenses. Additionally, minority interest was adjusted for the minority interest in earnings of A&F for the periods presented. The provision for income taxes was adjusted as described below (see item C).

B)   Special items

     The following special items were excluded in determining adjusted results:

     . In 1999, the Company reversed a $36.6 million reserve related to downsizing costs for Henri Bendel. The Company also recognized an $11.0 million gain from the purchase by a third party of a 60% majority interest in Galyan's and a $13.1 million charge for transaction costs related to the TOO spin-off.
     . In 1998, the Company recognized a $1.651 billion tax-free gain on the split-off of A&F, a $93.7 million gain from the sale of the Company's remaining interest in Brylane and a $5.1 million charge for severance and other associate termination costs at Henri Bendel.
     . In 1997, the Company recognized a $276 million charge related to implementation of initiatives to strengthen the Company's various retail brands, a $62.8 million net gain related to the sale of one-half of the Company's investment in Brylane, a $13.0 million Henri Bendel inventory liquidation charge and an $8.6 million gain in connection with the IPO of Brylane.

C)   Provision for income taxes

     The tax effect of these adjustments was calculated using the Company's overall effective rate of 40%. Additionally, the Company's $11.0 million pretax gain from the purchase by a third party of a 60% majority interest in Galyan's in 1999 resulted in a $6.0 million provision for taxes, and the revised tax basis of the Company's remaining investment in Galyan's resulted in an additional $7.0 million deferred tax expense.

D)   Weighted average shares outstanding

     Total weighted average shares outstanding were reduced as of the beginning of 1997 by the 47.1 million Limited shares tendered in the A&F split-off transaction.


                                                                    99 AR LTD 69

FINANCIAL CONDITION

The Company's balance sheet at January 29, 2000 provides continuing evidence of financial strength and flexibility. The Company's long-term debt-to-equity ratio declined to 19% at the end of 1999 from 25% in 1998 and working capital decreased 11% to $1.008 billion in 1999 from $1.127 billion in 1998, primarily due to an increase in the current portion of long-term debt. A more detailed discussion of liquidity, capital resources and capital requirements follows.

Liquidity and Capital Resources
Cash provided by operating activities, commercial paper backed by funds available under committed long-term credit agreements, and the Company's capital structure continue to provide the resources to support current operations, projected growth, seasonal requirements and capital expenditures.

A summary of the Company's working capital position and capitalization follows (thousands):

                                        1999            1998            1997
--------------------------------------------------------------------------------
Cash provided by
   operating activities             $586,326        $571,014        $558,367
--------------------------------------------------------------------------------
Working capital                   $1,008,071      $1,126,875      $1,001,348
--------------------------------------------------------------------------------
Capitalization
--------------------------------------------------------------------------------
   Long-term debt                   $400,000        $550,000        $650,000
--------------------------------------------------------------------------------
   Shareholders'equity             2,147,077       2,166,959       1,985,765
Total capitalization              $2,547,077      $2,716,959      $2,635,765
Additional amounts
   available under long-term
   credit agreements              $1,000,000      $1,000,000      $1,000,000
--------------------------------------------------------------------------------

The Company considers the following to be appropriate measures of liquidity and capital resources:

                                                          1999      1998      1997
-----------------------------------------------------------------------------------
Debt-to-equity ratio                                       19%       25%       33%
   (Long-term debt divided
   by shareholders' equity)
-----------------------------------------------------------------------------------
Debt-to-capitalization ratio                               16%       20%       25%
   (Long-term debt divided
   by total capitalization)
-----------------------------------------------------------------------------------
Interest coverage ratio                                    15x       14x       14x
   (Income, excluding special and nonrecurring items
   and gain on sale of subsidiary stock, before
   interest expense, income taxes, depreciation
   and amortization divided by interest expense)
-----------------------------------------------------------------------------------
Cash flow to capital investment                           156%      164%      154%
   (Net cash provided by operating
   activities divided by capital expenditures)
-----------------------------------------------------------------------------------

     The Company's operations are seasonal in nature and consist of two principal selling seasons: spring (the first and second quarters) and fall (the third and fourth quarters). The fourth quarter, including the Holiday season, has accounted for 34%, 35% and 36% of net sales in 1999, 1998 and 1997. Accordingly, cash requirements are highest in the third quarter as the Company's inventory builds in anticipation of the Holiday season, which generates a substantial portion of the Company's operating cash flow for the year.

Operating Activities

Net cash provided by operating activities was $586.3 million in 1999, $571.0 million in 1998 and $558.4 million in 1997 and continued to serve as the Company's primary source of liquidity.
     The primary changes in cash provided by operating activities between 1999 and 1998 were due to significant improvement in net income excluding special and nonrecurring items and working capital changes related to inventories and income taxes. The cash used for inventories was significantly lower in 1999 than 1998 because of lower fall inventories at the apparel businesses, including the impact of closed stores. The decrease in income tax accruals from 1998 primarily relates to a $112 million payment of taxes and interest in 1999 related to an Internal Revenue Service assessment.
     The changes in cash provided by operating activities in 1998 compared to 1997 primarily related to an increase in inventories and an increase in income tax accruals as the level of tax payments decreased from 1997.

Investing Activities

In 1999, investing activities included the following: 1) $351.6 million decrease in restricted cash related to the rescission of the Contingent Stock Redemption Agreement; 2) $182.0 million in proceeds from the third party purchase of a 60% majority interest in Galyan's and the sale of related property; 3) $375.4 million in capital expenditures, $277.0 million of which was for new and remodeled stores; and 4) $10.6 million in net proceeds from the acquisition, development and sale of properties associated with the Easton project (see "Easton Real Estate Investment" section on page 71). In 1998, major investing activities included $347.4 million in capital expenditures, $236.5 million of which was for new and remodeled stores, $131.3 million in proceeds from the sale of the Company's remaining investment in Brylane, Inc. and $31.1 million in net proceeds from the acquisition, development and sale of properties associated with the Easton project.

Financing Activities

Financing activities in 1999 included proceeds of $300 million from floating rate notes, $200 million of which was repaid during the year, and the repayment of $100 million of term debt. The cash from the rescission of the Contingent Stock Redemption Agreement and other available funds were used to repurchase shares under a self-tender, which was funded June 14, 1999. A total of 15 million shares of the Company's common stock was repurchased at $50 per share, resulting in a cash out flow of $750 million plus transaction costs. Cash used for financing activities in 1999 also reflected an IBI stock repurchase program initiated during January 1999. During 1999, IBI repurchased 1.6 million shares from its public shareholders for $62.6 million. Additionally, IBI repurchased 8.6 million shares of its stock from The Limited at the same weighted average per share price, with no net cash flow impact to The
Limited. Financing activities also reflected $62 million in receipts from a $50 million dividend and a $12 million repayment of advances to TOO in connection with the August 23, 1999 spin-off. In addition, financing activities included an increase in the quarterly dividend from $0.13 per share to $0.15 per share, which was partially offset by a lower number of outstanding shares.
     Also, on February 22, 2000, the Company repaid the remaining $100 million of floating rate notes and announced that the Board of Directors approved a $200 million stock repurchase program.
     Financing activities in 1998 reflected an increase in the quarterly dividend to $0.13 per share from $0.12 per share that was more than offset by the reduction in shares outstanding from the split-off of A&F. Dividends for 1998 were $6.3 million less than 1997.
     Financing activities in 1998 also included three stock repurchases: one by the Company and two by IBI. First, to reduce the impact of dilution from the exercise of stock options, the Company used $43 million of proceeds from stock option exercises to repurchase 1.9 million Limited shares. Second, in a repurchase completed in August 1998, IBI acquired 4.7 million shares of its common stock for $106 million from its public shareholders. The repurchased shares were specifically reserved to cover shares needed for employee benefit plans. Finally, in January 1999, IBI announced its intention to repurchase up to $500 million of its common stock. As of January 30, 1999, IBI repurchased 0.4 million shares from public shareholders for $14.8 million. Additionally, IBI repurchased 2.4 million shares from The Limited at the same weighted average per share price, which had no cash flow impact to The Limited.

70 LTD AR 99

     In connection with the split-off of A&F, the Company paid $47.6 million to settle its intercompany balance at May 19, 1998.
     At January 29, 2000 , the Company had available $1 billion under its long-term credit agreement. Borrowings outstanding under the agreement are due September 28, 2002. However, the revolving term of the agreement may be extended an additional two years upon notification by the Company, subject to the approval of the lending banks. The Company also has the ability to offer up to $250 million of additional debt securities under its shelf registration statement.

STORES AND RETAIL SELLING SQUARE FEET

A summary of actual stores and retail selling square feet by business for 1999 and 1998 and the 2000 plan by business follows:

                                                  End of Year                           Change From
                                Plan 2000            1999            1998        2000-1999        1999-1998
-------------------------------------------------------------------------------------------------------------
Express
Stores                                680             688             702              (8)             (14)
-------------------------------------------------------------------------------------------------------------
Retail selling square ft.       4,377,000       4,429,000       4,511,000         (52,000)         (82,000)
-------------------------------------------------------------------------------------------------------------
Lerner New York
Stores                                578             594             643             (16)             (49)
-------------------------------------------------------------------------------------------------------------
Retail selling square ft.       4,392,000       4,592,000       5,000,000        (200,000)        (408,000)
-------------------------------------------------------------------------------------------------------------
Lane Bryant
Stores                                698             688             730              10              (42)
-------------------------------------------------------------------------------------------------------------
Retail selling square ft.       3,392,000       3,343,000       3,517,000          49,000         (174,000)
-------------------------------------------------------------------------------------------------------------
Limited Stores
Stores                                415             443             551             (28)            (108)
-------------------------------------------------------------------------------------------------------------
Retail selling square ft.       2,546,000       2,749,000       3,371,000        (203,000)        (622,000)
-------------------------------------------------------------------------------------------------------------
Structure
Stores                                487             499             532             (12)             (33)
-------------------------------------------------------------------------------------------------------------
Retail selling square ft.       1,936,000       1,978,000       2,118,000         (42,000)        (140,000)
-------------------------------------------------------------------------------------------------------------
Total apparel businesses
Stores                              2,858           2,912           3,158             (54)            (246)
-------------------------------------------------------------------------------------------------------------
Retail selling square ft.      16,643,000      17,091,000      18,517,000        (448,000)      (1,426,000)
-------------------------------------------------------------------------------------------------------------
Victoria's Secret Stores
Stores                                971             896             829              75               67
-------------------------------------------------------------------------------------------------------------
Retail selling square ft.       4,270,000       3,976,000       3,702,000         294,000          274,000
-------------------------------------------------------------------------------------------------------------
Bath & Body Works
Stores                              1,386           1,214           1,061             172              153
-------------------------------------------------------------------------------------------------------------
Retail selling square ft.       2,993,000       2,490,000       2,092,000         503,000          398,000
-------------------------------------------------------------------------------------------------------------
Total Intimate Brands
Stores                              2,357           2,110           1,890             247              220
-------------------------------------------------------------------------------------------------------------
Retail selling square ft.       7,263,000       6,466,000       5,794,000         797,000          672,000
-------------------------------------------------------------------------------------------------------------
Henri Bendel
Stores                                  1               1               1               -                -
-------------------------------------------------------------------------------------------------------------
Retail selling square ft.          35,000          35,000          35,000               -                -
-------------------------------------------------------------------------------------------------------------
Galyan's
Stores                                  -               -              14               -              (14)
-------------------------------------------------------------------------------------------------------------
Retail selling square ft.               -               -         964,000               -         (964,000)
-------------------------------------------------------------------------------------------------------------
TOO
Stores                                  -               -             319               -             (319)
-------------------------------------------------------------------------------------------------------------
Retail selling square ft.               -               -       1,006,000               -       (1,006,000)
-------------------------------------------------------------------------------------------------------------
Total retail businesses
Stores                              5,216           5,023           5,382             193             (359)
-------------------------------------------------------------------------------------------------------------
Retail selling square ft.      23,941,000      23,592,000      26,316,000         349,000       (2,724,000)
-------------------------------------------------------------------------------------------------------------

Capital Expenditures
Capital expenditures amounted to $375.4 million, $347.4 million and $362.8 million for 1999, 1998 and 1997, of which $277.0 million, $236.5 million and $194.4 million were for new stores and for remodeling of and improvements to existing stores. Remaining capital expenditures are primarily related to information technology, the Company's distribution centers and investments in intellectual property assets. Capital expenditures in 1997 included $30.2 million related to construction of the Bath & Body Works distribution center.
     The Company anticipates spending $475 to $500 million for capital expenditures in 2000, of which $375 to $400 million will be for new stores and for remodeling of and improvements to existing stores. Remaining capital expenditures are primarily related to information technology, the Company's distribution centers and investments in intellectual property assets. The Company expects that substantially all 2000 capital expenditures will be funded by net cash provided by operating activities.
     The Company expects to increase retail selling square footage by approximately 349,000 retail selling square feet in 2000. It is anticipated that the increase will result from the addition of approximately 300 stores (primarily within Intimate Brands), offset by the closing of 100 to 125 stores (primarily within the apparel businesses).

Easton Real Estate Investment
The Company's real estate investments include Easton, a 1,200-acre planned community in Columbus, Ohio, that integrates office, hotel, retail, residential and recreational space. The Company's investments in partnerships, land and infrastructure within the Easton property were $53.6 million at January 29, 2000 and $74.6 million at January 30, 1999.
     In conjunction with the Easton development, the Company maintains an indirect 43% operating interest in a partnership that owns the Easton Town Center. The Company is a co-guarantor on a $110 million loan agreement to this partnership. The 1999 year-end loan balance was $97.1 million. Current lease income on the Easton Town Center is sufficient to meet debt service costs on this partnership loan.
     In 1999 and 1998, the Easton project was cash positive with proceeds of $31.7 million in 1999 and $65.4 million in 1998 exceeding expenditures of $21.1 million in 1999 and $34.3 million in 1998. In 1997, expenditures for the Easton development totaled $41.8 million and net sales proceeds totaled $31.7 million.

Impact of Inflation
The Company's results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, the Company believes the effects of inflation, if any, on the results of operations and financial condition have been minor.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995 The Company cautions that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this Report or made by management of the Company involve risks and uncertainties and are subject to change based on various important factors, many of which may be beyond the Company's control. Accordingly, the Company's future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. The following factors, among others, in some cases have affected and in the future could affect the Company's financial performance and actual results and could cause actual results for 2000 and beyond to differ materially from those expressed or implied in any forward-looking statements included in this Report or otherwise made by management: changes in consumer spending patterns, consumer preferences and overall economic conditions, the impact of competition and pricing, changes in weather patterns, political stability, currency and exchange risks and changes in existing or potential duties, tariffs or quotas, availability of suitable store locations at appropriate terms, ability to develop new merchandise and ability to hire and train associates.

99 AR LTD 71


CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------------------------------------
(Thousands except per share amounts)
                                                                  1999                1998                1997
--------------------------------------------------------------------------------------------------------------
Net sales                                                   $9,723,334          $9,346,911          $9,188,804
--------------------------------------------------------------------------------------------------------------
Costs of goods sold, occupancy and buying costs             (6,365,857)         (6,375,651)         (6,393,322)
--------------------------------------------------------------------------------------------------------------
Gross income                                                 3,357,477           2,971,260           2,795,482
--------------------------------------------------------------------------------------------------------------
General, administrative and store operating expenses        (2,460,338)         (2,286,917)         (2,112,768)
--------------------------------------------------------------------------------------------------------------
Special and nonrecurring items, net                             23,501           1,740,030            (213,215)
--------------------------------------------------------------------------------------------------------------
Operating income                                               920,640           2,424,373             469,499
--------------------------------------------------------------------------------------------------------------
Interest expense                                               (78,297)            (68,528)            (68,728)
--------------------------------------------------------------------------------------------------------------
Other income, net                                               51,037              59,265              36,886
--------------------------------------------------------------------------------------------------------------
Minority interest                                              (72,623)            (63,616)            (55,610)
--------------------------------------------------------------------------------------------------------------
Gain on sale of subsidiary stock                                11,002                   -               8,606
--------------------------------------------------------------------------------------------------------------
Income before income taxes                                     831,759           2,351,494             390,653
--------------------------------------------------------------------------------------------------------------
Provision for income taxes                                     371,000             305,000             179,000
--------------------------------------------------------------------------------------------------------------
Net income                                                    $460,759          $2,046,494            $211,653
--------------------------------------------------------------------------------------------------------------
Net income per share:
--------------------------------------------------------------------------------------------------------------
   Basic                                                         $2.10               $8.50               $0.78
--------------------------------------------------------------------------------------------------------------
   Diluted                                                       $2.00               $8.29               $0.77
--------------------------------------------------------------------------------------------------------------

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------------------------
(Thousands)
                                                  Common Stock                                            Treasury            Total
                                          Shares                                         Retained         Stock,at    Shareholders'
                                     Outstanding        Par Value  Paid-In Capital       Earnings     Average Cost           Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance, February 1, 1997                271,071         $180,352         $142,860     $3,472,801      $(1,926,886)      $1,869,127
------------------------------------------------------------------------------------------------------------------------------------
Net income                                     -                -                -        211,653                -          211,653
------------------------------------------------------------------------------------------------------------------------------------
Cash dividends                                 -                -                -       (130,472)               -         (130,472)
------------------------------------------------------------------------------------------------------------------------------------
Exercise of stock options and other        1,729                -            5,158              -           30,299           35,457
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 31, 1998                272,800         $180,352         $148,018     $3,553,982      $(1,896,587)      $1,985,765
------------------------------------------------------------------------------------------------------------------------------------
Net income                                     -                -                -      2,046,494                -        2,046,494
------------------------------------------------------------------------------------------------------------------------------------
Cash dividends                                 -                -                -       (124,203)               -         (124,203)
------------------------------------------------------------------------------------------------------------------------------------
Repurchase of common stock                (1,890)               -                -              -          (43,095)         (43,095)
------------------------------------------------------------------------------------------------------------------------------------
Split-off of Abercrombie & Fitch         (47,075)               -                -         (5,584)      (1,766,138)      (1,771,722)
------------------------------------------------------------------------------------------------------------------------------------
Exercise of stock options and other        2,737                -            9,196              -           64,524           73,720
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 30, 1999                226,572         $180,352         $157,214     $5,470,689      $(3,641,296)      $2,166,959
------------------------------------------------------------------------------------------------------------------------------------
Net income                                     -                -                -        460,759                -          460,759
------------------------------------------------------------------------------------------------------------------------------------
Cash dividends                                 -                -                -       (130,449)               -         (130,449)
------------------------------------------------------------------------------------------------------------------------------------
Repurchase of common stock,
   including transaction costs           (15,000)               -               -              -         (752,612)        (752,612)
------------------------------------------------------------------------------------------------------------------------------------
Spin-off of Limited Too                        -                -               -        (24,675)               -          (24,675)
------------------------------------------------------------------------------------------------------------------------------------
Rescission of contingent stock
   redemption agreement                        -            9,375           7,639        334,586                -          351,600
------------------------------------------------------------------------------------------------------------------------------------
Exercise of stock options and other        3,392                -          13,521         (1,539)          63,513           75,495
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 29, 2000                214,964         $189,727        $178,374     $6,109,371      $(4,330,395)      $2,147,077
------------------------------------------------------------------------------------------------------------------------------------

The accompanying Notes are an integral part of these Consolidated Financial Statements.

72 LTD AR 99

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
(Thousands)


Assets                                     January 29, 2000   January 30, 1999
--------------------------------------------------------------------------------
Current assets
--------------------------------------------------------------------------------
   Cash and equivalents                            $817,268           $870,317
--------------------------------------------------------------------------------
   Accounts receivable                              108,794             77,715
--------------------------------------------------------------------------------
   Inventories                                    1,050,913          1,119,670
--------------------------------------------------------------------------------
   Store supplies                                    99,916             98,797
--------------------------------------------------------------------------------
   Other                                            169,386            140,380
--------------------------------------------------------------------------------
Total current assets                              2,246,277          2,306,879
--------------------------------------------------------------------------------
Property and equipment, net                       1,229,612          1,361,761
--------------------------------------------------------------------------------
Restricted cash                                           -            351,600
--------------------------------------------------------------------------------
Deferred income taxes                               125,145             48,782
--------------------------------------------------------------------------------
Other assets                                        486,655            480,686
--------------------------------------------------------------------------------
Total assets                                     $4,087,689         $4,549,708
--------------------------------------------------------------------------------

Liabilities and Shareholders' Equity
--------------------------------------------------------------------------------
Current liabilities
--------------------------------------------------------------------------------
   Accounts payable                                $256,306           $289,947
--------------------------------------------------------------------------------
   Current portion of long-term debt                250,000            100,000
--------------------------------------------------------------------------------
   Accrued expenses                                 579,442            661,784
--------------------------------------------------------------------------------
   Income taxes                                     152,458            128,273
--------------------------------------------------------------------------------
Total current liabilities                         1,238,206          1,180,004
--------------------------------------------------------------------------------
Long-term debt                                      400,000            550,000
--------------------------------------------------------------------------------
Other long-term liabilities                         183,398            195,641
--------------------------------------------------------------------------------
Minority interest                                   119,008            105,504
--------------------------------------------------------------------------------
Contingent stock redemption agreement                     -            351,600
--------------------------------------------------------------------------------
Shareholders' equity
--------------------------------------------------------------------------------
   Common stock                                     189,727            180,352
--------------------------------------------------------------------------------
   Paid-in capital                                  178,374            157,214
--------------------------------------------------------------------------------
   Retained earnings                              6,109,371          5,470,689
--------------------------------------------------------------------------------
                                                  6,477,472          5,808,255
--------------------------------------------------------------------------------
Less: treasury stock, at average cost            (4,330,395)        (3,641,296)
--------------------------------------------------------------------------------
Total shareholders' equity                        2,147,077          2,166,959
--------------------------------------------------------------------------------
Total liabilities and shareholders' equity       $4,087,689         $4,549,708
--------------------------------------------------------------------------------
The accompanying Notes are an integral part of these Consolidated Financial Statements.

                                                                    99 AR LTD 73

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
(Thousands)

Operating Activities                                                             1999             1998             1997
-----------------------------------------------------------------------------------------------------------------------
Net income                                                                   $460,759       $2,046,494         $211,653
-----------------------------------------------------------------------------------------------------------------------
Impact of Other Operating Activities on Cash Flows
-----------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                                                 272,443          286,000          313,292
-----------------------------------------------------------------------------------------------------------------------
Special and nonrecurring items,net of income taxes                            (13,501)      (1,705,030)         128,215
-----------------------------------------------------------------------------------------------------------------------
Minority interest,net of dividends paid                                        50,517           40,838           33,873
-----------------------------------------------------------------------------------------------------------------------
(Gain) loss on sale of subsidiary stock,net of income taxes                     2,198                -           (5,606)
-----------------------------------------------------------------------------------------------------------------------
Change in Assets and Liabilities
-----------------------------------------------------------------------------------------------------------------------
Accounts receivable                                                           (36,775)           4,704          (14,033)
-----------------------------------------------------------------------------------------------------------------------
Inventories                                                                   (54,270)        (153,667)          (5,407)
-----------------------------------------------------------------------------------------------------------------------
Accounts payable and accrued expenses                                         (20,201)          45,580           90,061
-----------------------------------------------------------------------------------------------------------------------
Income taxes                                                                  (83,637)          25,895         (149,832)
-----------------------------------------------------------------------------------------------------------------------
Other assets and liabilities                                                    8,793          (19,800)         (43,849)
-----------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                     586,326          571,014          558,367
-----------------------------------------------------------------------------------------------------------------------

Investing Activities
-----------------------------------------------------------------------------------------------------------------------
Net proceeds (expenditures) related to
   Easton real estate investment                                               10,635           31,073          (10,148)
-----------------------------------------------------------------------------------------------------------------------
Capital expenditures                                                         (375,405)        (347,356)        (362,840)
-----------------------------------------------------------------------------------------------------------------------
Proceeds from sale of property and related interests                                -                -          234,976
-----------------------------------------------------------------------------------------------------------------------
Net proceeds from partial sale of interest in subsidiary and investee         182,000          131,262          108,259
-----------------------------------------------------------------------------------------------------------------------
Decrease in restricted cash                                                   351,600                -                -
-----------------------------------------------------------------------------------------------------------------------
Net cash provided by (used for) investing activities                          168,830         (185,021)         (29,753)
-----------------------------------------------------------------------------------------------------------------------

Financing Activities
-----------------------------------------------------------------------------------------------------------------------
Proceeds from floating rate notes                                             300,000                -                -
-----------------------------------------------------------------------------------------------------------------------
Repayment of long-term debt                                                  (300,000)               -                -
-----------------------------------------------------------------------------------------------------------------------
Repurchase of common stock,including transaction costs                       (752,612)         (43,095)               -
-----------------------------------------------------------------------------------------------------------------------
Repurchase of Intimate Brands,Inc.common stock                                (62,639)        (120,844)               -
-----------------------------------------------------------------------------------------------------------------------
Dividends paid                                                               (130,449)        (124,203)        (130,472)
-----------------------------------------------------------------------------------------------------------------------
Dividend received from Limited Too                                             50,000                -                -
-----------------------------------------------------------------------------------------------------------------------
Settlement of Limited Too (1999) and Abercrombie & Fitch (1998)
   intercompany accounts                                                       12,000          (47,649)               -
-----------------------------------------------------------------------------------------------------------------------
Stock options and other                                                        75,495           73,720           35,457
-----------------------------------------------------------------------------------------------------------------------
Net cash used for financing activities                                       (808,205)        (262,071)         (95,015)
-----------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and equivalents                               (53,049)         123,922          433,599
-----------------------------------------------------------------------------------------------------------------------
Cash and equivalents, beginning of year                                       870,317          746,395          312,796
-----------------------------------------------------------------------------------------------------------------------
Cash and equivalents, end of year                                            $817,268         $870,317         $746,395
-----------------------------------------------------------------------------------------------------------------------

In 1999, noncash financing activities included a $25 million reduction to retained earnings in connection with the spin-off of Limited Too (see Note 2) and the pro rata purchase by IBI of 8.6 million shares of its common stock from The Limited. In 1998, noncash financing activities included the addition of $1.766 billion treasury stock as a result of the exchange of 40.5 million common shares of Abercrombie & Fitch ("A&F") previously owned by the Company for 47.1 million shares of common stock of the Company. Additional noncash financing activities included a $5.6 million dividend effected by a pro rata spin-off of the Company's remaining shares of A&F (see Note 2). In 1997, noncash financing activities included $2.2 million for stock issued in connection with the acquisition of Galyan's.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

74 LTD AR 99

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of The Limited, Inc. (the "Company") and all significant subsidiaries which are more than 50 percent owned and controlled. All significant intercompany balances and transactions have been eliminated in consolidation. The consolidated financial statements include the results of Abercrombie & Fitch ("A&F") through May 19, 1998, when it was established as an independent company, Limited Too ("TOO") through August 23, 1999, when it was established as an independent company, and Galyan's Trading Co. ("Galyan's") through August 31, 1999, when a third party purchased a majority interest.
     The consolidated financial statements also include the results of Intimate Brands, Inc. ("IBI"), an 84.2%-owned subsidiary. Minority interest of $119.0 million and $105.5 million at January 29, 2000 and January 30, 1999, represents a 15.8% and 15.5% interest in the net equity of IBI.
     Investments in other entities (including joint ventures) where the Company has the ability to signfiicantly influence operating and financial policies, including Galyan's for periods after August 31, 1999, are accounted for on the equity method.

Fiscal Year

The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years are designated in the financial statements and notes by the calendar year in which the fiscal year commences. The results for fiscal years
1999, 1998 and 1997 represent the 52-week periods ended January 29, 2000, January 30, 1999 and January 31, 1998.

Cash and Equivalents

Cash and equivalents include amounts on deposit with financial institutions and money market investments with original maturities of less than 90 days.

Inventories

Inventories are principally valued at the lower of average cost or market, on a first-in first-out basis, utilizing the retail method.

Store Supplies

The initial inventory of supplies for new stores including, but not limited to, hangers, signage, security tags, packaging and point-of-sale supplies, is capitalized at the store opening date. In lieu of amortizing the initial balance, subsequent shipments are expensed, except for new merchandise presentation programs, which are capitalized. Store supplies are periodically inventoried and adjusted as appropriate for changes in supply levels or costs.

Catalogue and Advertising Costs

Catalogue costs, primarily consisting of catalogue production and mailing costs, are amortized over the expected future revenue stream, which is principally from three to six months from the date catalogues are mailed. All other advertising costs are expensed at the time the promotion first appears in media or in the store. Catalogue and advertising costs amounted to $324 million, $303 million and $275 million in 1999, 1998 and 1997.

Property and Equipment

Depreciation and amortization of property and equipment are computed for financial reporting purposes on a straight-line basis, using service lives ranging principally from 10 to 15 years for building and leasehold improvements, and 3 to 10 years for other property and equipment. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts with any resulting gain or loss included in net income. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments that extend service lives are capitalized. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that full recoverability is questionable. Factors used in the valuation include, but are not limited to, management's plans for future operations, brand initiatives, recent operating results and projected cash flows.

Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired companies and is amortized on a straight-line basis over 30 years. Unamortized goodwill related to the $106 million IBI stock buyback in 1998 will reverse as the shares are reissued to cover shares needed for employee benefit plans. The cost of intellectual property assets is amortized based on the sell-through of the related products, over the shorter of the term of the license agreement or the estimated useful life of the asset, not to exceed 10 years.

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

Shareholders' Equity

At January 29, 2000, 500.0 million shares of $.50 par value common stock were authorized and 379.5 million shares were issued. At January 29, 2000 and January 30, 1999, 215.0 million shares and 226.6 million shares were outstanding. Ten million shares of $1.00 par value preferred stock were authorized, none of which were issued.
     On June 3, 1999, the Company completed an issuer tender offer by purchasing 15 million shares of its common stock at $50 per share and on May 19, 1998, the Company acquired 47.1 million shares of its common stock via a tax-free exchange offer to establish A&F as an independent company (see Note 2).

Revenue Recognition

The Company recognizes retail sales at the time the customer takes possession of merchandise -- that is, the point of sale. Revenue for gift certificate sales and store credits are recognized when they are redeemed. Revenue recognition for layaway sales is deferred until final payment is made by the customer. Catalogue sales are recorded upon shipment of merchandise. A reserve is provided for projected merchandise returns based on prior experience.
     In the fourth quarter of 1999, the Company changed its accounting for gift certificates, store credits and layaway sales to the policy stated above. The Company filed an amended Form 10-K for fiscal year ended January 30, 1999 and restated the unaudited quarterly financial data in Note 13 to reflect this accounting change.


                                                                    99 AR LTD 75

Earnings Per Share

Net income per share is computed in accordance with SFAS No. 128, "Earnings Per Share." Earnings per basic share is computed based on the weighted average number of outstanding common shares. Earnings per diluted share includes the weighted average effect of dilutive options and restricted stock on the weighted average shares outstanding. Additionally, earnings per diluted share includes the impact of the dilutive options and restricted stock at IBI as a reduction to earnings. This resulted in a $0.02 reduction in 1999 earnings per diluted share, a $0.01 reduction in 1998 earnings per diluted share and no impact on the 1997 calculation.

(Thousands)


Weighted Average Common Shares Outstanding         1999            1998            1997
---------------------------------------------------------------------------------------
Common shares issued                            379,454         379,454         379,454
---------------------------------------------------------------------------------------
Treasury shares                                (159,872)       (138,547)       (107,556)
---------------------------------------------------------------------------------------
Basic shares                                    219,582         240,907         271,898
---------------------------------------------------------------------------------------
Dilutive effect of options
   and restricted shares                          8,200           5,412           2,585
---------------------------------------------------------------------------------------
Diluted shares                                  227,782         246,319         274,483
---------------------------------------------------------------------------------------

The computation of earnings per diluted share excludes options with an exercise price that was greater than the average market price of the common shares. The excluded options totaled 0.6 million, 3.2 million and 0.7 million shares of common stock that were outstanding at year-end 1999, 1998 and 1997. In addition,
18.75 million shares that were previously subject to the Contingent Stock Redemption Agreement (see Note 8) were excluded from the dilution calculation in 1998 and 1997 because their redemption would not have had a dilutive effect on earnings per share.

Gain on Sale of Subsidiary Stock

Gains in connection with the sale of subsidiary stock are recognized in the current year's income.
     Effective August 31, 1999, an affiliate of Freeman, Spogli & Co. (together with Galyan's management) purchased a 60% majority interest in Galyan's, with the Company retaining a 40% interest. In addition, the Company sold certain property for $71 million to a third party, which then leased the property to Galyan's under operating leases. The Company received total cash proceeds from these transactions of approximately $182 million, as well as subordinated debt and warrants of $20 million from Galyan's. The transactions resulted in a third quarter pretax gain on sale of subsidiary stock of $11 million, offset by a $6 million provision for taxes. In addition, the revised tax basis of the Company's remaining investment in Galyan's resulted in an additional $7 million deferred tax expense. During the first five years, interest (at 12% to 13%) on the subordinated debt may be paid in kind rather than in cash.
     In 1997, the Company recognized a gain of $8.6 million in connection with the initial public offering ("IPO") of Brylane, Inc. ("Brylane"), a 26%-owned (post-IPO) catalogue retailer.

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

Reclassifications

Certain prior year amounts have been reclassified to conform with current year presentation.

2. Special and Nonrecurring Items

On July 15, 1999, the Company's Board of Directors approved a formal plan to spin-off Limited Too. The record date for the spin-off was August 11, 1999, with The Limited, Inc. shareholders receiving one share of Too, Inc. (the successor company to Limited Too) common stock for every seven shares of The Limited common stock held on that date. The spin-off was completed on August 23, 1999. The Company recorded the spin-off as a $25 million dividend, which represents the carrying value of the net assets underlying the common stock distributed. As part of the transaction, the Company received total proceeds of $62 million that included a $50 million dividend from TOO and a $12 million repayment of advances to TOO. During the second quarter of 1999, the Company recognized a $13.1 million charge for transaction costs related to the spin-off.
     On May 19, 1998, the Company completed a tax-free exchange offer to establish A&F as an independent company. A total of 47.1 million shares of the Company's common stock were exchanged at a ratio of 0.86 of a share of A&F common stock for each Limited share tendered. In connection with the exchange, the Company recorded a $1.651 billion tax-free gain. This gain was measured based on the $43 5/8 per share market value of the A&F common stock at the expiration date of the exchange offer. In addition, on June 1, 1998, a $5.6 million dividend was effected through a pro rata spin-off to shareholders of the Company's remaining 3.1 million A&F shares. Limited shareholders of record as of the close of trading on May 29, 1998 received .013673 of a share of A&F for each Limited share owned at that time.
     During the first quarter of 1998, the Company recognized a gain of $93.7 million from the sale of 2.57 million shares of Brylane at $51 per share, representing its remaining interest in Brylane. This gain was partially offset by a $5.1 million charge for severance and other associate termination costs related to the closing of five of six Henri Bendel stores. The severance charge was paid in 1998.
     As a result of a plan adopted in connection with a 1997 review of the Company's retail businesses and investments as well as implementation of initiatives intended to promote and strengthen the Company's various retail brands (including closing businesses, identification and disposal of noncore assets and identification of store locations not consistent with a particular brand), the Company recognized special and nonrecurring charges of $276 million during the fourth quarter of 1997 comprised of:
 . A $68 million charge for the closing of the 118 store Cacique lingerie business effective January 31, 1998. The amount was comprised of write-offs and liquidations of store assets and accruals related to cancellations of merchandise on order and other exit costs such as severance, service contract termination fees and lease termination costs.
 . An $82 million charge related to streamlining the Henri Bendel business from six stores to one store (the five stores were closed by August 1, 1998), write-offs of store assets, and accruals for contract cancellations and lease termination costs.
 . An $86 million impaired asset charge related to the apparel businesses and Henri Bendel, covering certain store locations where the carrying values were permanently impaired.
 . A $28 million accrual for closing and downsizing oversized stores, primarily within the Limited Stores, Lerner New York, Lane Bryant and Express businesses.
 . A $12 million write-down to net realizable value of a real estate investment previously acquired in connection with closing and downsizing certain stores.
     The $276 million special and nonrecurring charge was made up of the following components: 1) asset write-downs of $67 million, all of which were


76 LTD AR 99
taken in 1997; 2) impaired asset charges of $86 million, all of which were taken in 1997; 3) other liabilities such as severance and cancellations of merchandise on order of $16 million, all of which were paid in 1998; and 4) store closing and lease termination liabilities of $107 million, of which $21 million and $32 million were paid in 1999 and 1998.
     The above plan included $36.6 million in charges related to downsizing the existing Henri Bendel store space in New York. The execution of the plan to downsize the New York store was primarily based on negotiations with the original landlord. However, a change in landlords ultimately resulted in the termination of negotiations during the fourth quarter of 1999, which prevented the successful completion of the original plan. As a result, the Company reversed the $36.6 million liability through the special and nonrecurring items classification.
     Other than the reversal of the $36.6 million reserve, no amounts related to the above plan were reversed or recorded to operating income during 1999 or 1998.
     As of January 29, 2000, the Company had remaining restructuring liabilities of $17.5 million relating to the 1997 plan. This liability relates principally to future payments and estimated settlement amounts for store closings and downsizings and will continue until final payments to landlords are made, currently scheduled through the year 2011. Unless settlements with landlords occur before the end of such lease periods, completion will run the full lease term. In determining the provision for lease obligations, the Company considered the amount of time remaining on each store's lease and estimated the amount necessary for either buying out the lease or continuing rent payments through lease expiration.
     During the third quarter of 1997, the Company recognized a $75.3 million gain in connection with the sale of 2.4 million shares of Brylane for $46 per share, generating cash proceeds of $108 million. This gain was partially offset by valuation adjustments of $12.5 million on certain assets where the carrying values were permanently impaired.

3. Property and Equipment

(Thousands)

Property and Equipment, at Cost                           1999             1998
--------------------------------------------------------------------------------
Land, buildings and improvements                      $390,121         $411,483
--------------------------------------------------------------------------------
Furniture, fixtures and equipment                    2,016,237        1,930,906
--------------------------------------------------------------------------------
Leaseholds and improvements                            498,232          563,217
--------------------------------------------------------------------------------
Construction in progress                                40,237          108,478
--------------------------------------------------------------------------------
Total                                                2,944,827        3,014,084
--------------------------------------------------------------------------------
Less: accumulated depreciation and amortization      1,715,215        1,652,323
--------------------------------------------------------------------------------
Property and equipment, net                         $1,229,612       $1,361,761
--------------------------------------------------------------------------------

4. Leased Facilities, Commitments and Contingencies

Annual store rent is comprised of a fixed minimum amount and/or contingent rent based on a percentage of sales exceeding a stipulated amount. Store lease terms generally require additional payments covering taxes, common area costs and certain other expenses.

(Thousands)


Rent Expense                            1999              1998              1997
--------------------------------------------------------------------------------
Store rent
  Fixed minimum                   $  635,543          $666,729          $714,995
--------------------------------------------------------------------------------
  Contingent                          53,371            39,642            32,918
--------------------------------------------------------------------------------
Total store rent                     688,914           706,371           747,913
--------------------------------------------------------------------------------
Equipment and other                   32,201            22,511            23,492
--------------------------------------------------------------------------------
Total rent expense                  $721,115          $728,882          $771,405
--------------------------------------------------------------------------------

At January 29, 2000, the Company was committed to noncancelable leases with remaining terms generally from one to twenty years. A substantial portion of these commitments consist of store leases with initial terms ranging from ten to twenty years, with options to renew at varying terms.
     For leases that contain predetermined fixed escalations the minimum of rentals and/or rent abatements, the Company recognizes the related rental expense on a straight-line basis and records the difference between the recognized rental expense and amounts payable under the leases as deferred lease credits, which are included in other long-term liabilities. At January 29, 2000 and January 30, 1999, this liability amounted to $124.5 million and $139.6 million.
     The Company maintains an indirect 43% operating interest in a partnership that is developing the Easton Town Center in Columbus, Ohio. The Company is a co-guarantor on a $110 million loan agreement to this partnership. The 1999 year-end loan balance was $97.1 million.

(Thousands)


Minimum Rent Commitments Under Noncancelable Leases
--------------------------------------------------------------------------------
2000                                                                    $596,281
--------------------------------------------------------------------------------
2001                                                                     595,777
--------------------------------------------------------------------------------
2002                                                                     552,118
--------------------------------------------------------------------------------
2003                                                                     493,065
--------------------------------------------------------------------------------
2004                                                                     432,455
--------------------------------------------------------------------------------
Thereafter                                                             1,074,838
--------------------------------------------------------------------------------

5. Accrued Expenses

(Thousands)


Accrued Expenses                                           1999             1998
--------------------------------------------------------------------------------
Compensation, payroll taxes and benefits               $149,327         $157,785
--------------------------------------------------------------------------------
Deferred revenue                                        125,500          106,900
--------------------------------------------------------------------------------
Taxes, other than income                                 46,878           46,413
--------------------------------------------------------------------------------
Interest                                                 18,053           21,057
--------------------------------------------------------------------------------
Other                                                   239,684          329,629
--------------------------------------------------------------------------------
Total                                                  $579,442         $661,784
--------------------------------------------------------------------------------

                                                                    99 AR LTD 77

6. Income Taxes

(Thousands)


Provision for Income Taxes      1999                1998               1997
--------------------------------------------------------------------------------
Currently payable
--------------------------------------------------------------------------------
  Federal                   $389,000            $194,100           $304,300
--------------------------------------------------------------------------------
  State                       58,000              38,800             33,800
--------------------------------------------------------------------------------
  Foreign                      2,100               4,500              3,700

  Total                      449,100             237,400            341,800

Deferred
--------------------------------------------------------------------------------
  Federal                    (82,100)             53,100           (160,600)
--------------------------------------------------------------------------------
  State                        4,000              14,500             (2,200)
--------------------------------------------------------------------------------
  Total                      (78,100)             67,600           (162,800)
--------------------------------------------------------------------------------
Total provision             $371,000            $305,000           $179,000
--------------------------------------------------------------------------------

The foreign component of pretax income, arising principally from overseas sourcing operations, was $41.5 million, $65.5 million and $62.3 million in 1999, 1998 and 1997.

Reconciliation Between the Statutory Federal
Income Tax Rate and the Effective Tax Rate          1999        1998        1997
--------------------------------------------------------------------------------
Federal income tax rate                            35.0%       35.0%       35.0%
--------------------------------------------------------------------------------
State income taxes, net of
  Federal income tax effect                         4.5%        4.5%        4.5%
--------------------------------------------------------------------------------
Other items, net                                    0.5%        0.4%        0.6%
--------------------------------------------------------------------------------
Total                                              40.0%       39.9%       40.1%
--------------------------------------------------------------------------------

The reconciliation between the statutory Federal income tax rate and the effective income tax rate on pretax earnings excludes the nontaxable gain from the split-off of A&F in May 1998, tax effects (if any) related to gains on sale of subsidiary stock and minority interest.

(Thousands)

Effect of Temporary
Differences That Give Rise                      1999                                           1998
to Deferred Income Taxes      Assets    Liabilities           Total          Assets    Liabilities           Total
==================================================================================================================
Tax under book
   depreciation              $56,100              -         $56,100         $16,300              -         $16,300
------------------------------------------------------------------------------------------------------------------
Undistributed
   earnings of
   foreign affiliates              -       $(28,100)        (28,100)              -      $(104,900)       (104,900)
------------------------------------------------------------------------------------------------------------------
Special and
   nonrecurring items         37,100              -          37,100          63,200              -          63,200
------------------------------------------------------------------------------------------------------------------
Rent                          54,900              -          54,900          65,300              -          65,300
------------------------------------------------------------------------------------------------------------------
Inventory                     46,300              -          46,300          22,100              -          22,100
------------------------------------------------------------------------------------------------------------------
Investments in
   afiliates                       -        (37,100)        (37,100)              -        (28,000)        (28,000)
------------------------------------------------------------------------------------------------------------------
State income
   taxes                      34,000              -          34,000          27,700              -          27,700
------------------------------------------------------------------------------------------------------------------
Other, net                    55,200        (54,800)            400          48,200        (24,400)         23,800
------------------------------------------------------------------------------------------------------------------
Total deferred
   income taxes             $283,600      $(120,000)       $163,600        $242,800      $(157,300)        $85,500
------------------------------------------------------------------------------------------------------------------

Income taxes payable included net current deferred tax assets of $38.5 million and $36.7 million at January 29, 2000 and January 30, 1999.
     Income tax payments were $408.8 million, $241.7 million and $410.8 million for 1999, 1998 and 1997.
     The Internal Revenue Service has assessed the Company for additional taxes and interest for the years 1992 to 1996 relating to the undistributed earnings of foreign affiliates for which the Company has provided deferred taxes. On September 7, 1999, the United States Tax Court sustained the position of the IRS with respect to the 1992 year. In connection with an appeal of the Tax Court judgment, the Company made a $112 million payment of taxes and interest for the years 1992 to 1998 that reduced deferred tax liabilities. Management believes the ultimate resolution of this matter will not have a material adverse effect on the Company's results of operations or financial condition.

7. Long-Term Debt

(Thousands)


Unsecured Long-Term Debt                                 1999              1998
--------------------------------------------------------------------------------
7 1/2% Debentures due March 2023                     $250,000          $250,000
--------------------------------------------------------------------------------
7 4/5% Notes due May 2002                             150,000           150,000
--------------------------------------------------------------------------------
9 1/8% Notes due February 2001                        150,000           150,000
--------------------------------------------------------------------------------
8 7/8% Notes paid August 1999                               -           100,000
--------------------------------------------------------------------------------
Floating rate notes                                   100,000                 -
--------------------------------------------------------------------------------
                                                      650,000           650,000
--------------------------------------------------------------------------------
Less:current portion of long-term debt                250,000           100,000
--------------------------------------------------------------------------------
Total                                                $400,000          $550,000
--------------------------------------------------------------------------------

In May 1999, the Company issued $300 million of floating rate notes, consisting of three individual series (Series A, B and C) of $100 million each. The notes are senior, unsecured obligations and bear interest based on LIBOR, payable quarterly in arrears.
     The notes were originally repayable as follows: Series A due May 2000, Series B due November 2000 and Series C due May 2001. However, on November
22, 1999, the Company redeemed the Series A and Series B notes. In addition, on February 22, 2000, the Company redeemed the Series C notes. Accordingly, the Series C notes are included in the current portion of long-term debt at January 29, 2000.
     The Company maintains a $1 billion unsecured revolving credit agreement (the "Agreement"), established on September 29, 1997 (the "Effective Date"). Borrowings outstanding under the Agreement, if any, are due September 28, 2002. However, the revolving term of the Agreement may be extended an additional two years upon notification by the Company on September 29, 2001, subject to the approval of the lending banks. The Agreement has several borrowing options, including interest rates which are based on either the lender's "Base Rate," as defined, LIBOR, CD-based options or at a rate submitted under a bidding process. Facilities fees payable under the Agreement are based on the Company's long-term credit ratings, and currently approximate 0.1% of the committed amount per annum.
     The Agreement supports the Company's commercial paper program, which is used from time to time to fund working capital and other general corporate requirements. The Agreement contains covenants relating to the Company's working capital, debt and net worth. No commercial paper or amounts under the Agreement were outstanding at January 29, 2000 and January 30, 1999.
     The Company has a shelf registration statement, under which up to $250 million of debt securities and warrants to purchase debt securities may be issued.
     At January 29, 2000, the Company had an interest rate swap that effectively changed the Company's interest rate exposure on $100 million of variable rate debt to a fixed rate of 8.09% through July 2000.
     Interest paid was $81.3 million, $68.6 million and $69.1 million in 1999, 1998 and 1997.


78 LTD AR 99

8. Contingent Stock Redemption Agreement and Restricted Cash

On May 3, 1999, the Company, Leslie H. Wexner, Chairman and CEO of the Company, and The Wexner Children's Trust (the "Trust") entered into an agreement (the "Rescission Agreement") rescinding the Contingent Stock Redemption Agreement dated as of January 26, 1996, as amended, among the Company, Mr. Wexner and the Trust. Pursuant to the Rescission Agreement, the rights and obligations of the Company, Mr. Wexner and the Trust under the Contingent Stock Redemption Agreement were terminated, and the Company utilized the $351.6 million of restricted cash to purchase shares in the Company's tender offer, which expired on June 1, 1999.

     The Company earned interest of $4.1 million, $17.9 million and $18.6 million in 1999, 1998 and 1997 on the restricted cash.

9. Stock Options and Restricted Stock

Under the Company's stock plans, associates may be granted up to a total of 31.5 million restricted shares and options to purchase the Company's common stock at the market price on the date of grant. Options generally vest 25% per year over the first four years of the grant. Of the options granted, 2.5 million options in 1999 and 2.3 million options in 1998 had graduated vesting schedules over six years. Virtually all options have a maximum term of ten years.

     Under separate IBI stock plans, IBI associates may be granted up to a total of 18.4 million restricted shares and options to purchase IBI's common stock at the market price on the date of grant. As of January 29, 2000, options to purchase 7.2 million IBI shares were outstanding, of which 1.4 million options were exercisable. Under these plans, options generally vest over periods from four to six years.

     The Company measures compensation expense under APB Opinion No. 25, "Accounting for Stock Issued to Employees," and no compensation expense has been recognized for its stock option plans. In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model discussed below. If compensation expense had been determined using the estimated fair value of options under SFAS No. 123, the pro forma effects on net income and earnings per share, including the impact of options issued by IBI (and A&F in 1997), would have been a reduction of approximately $18.7 million or $0.08 per share in 1999, $13.9 million or $0.06 per share in 1998 and $11.4 million or $0.04 per share in 1997.

     The weighted average per share fair value of options granted ($11.28, $8.32 and $5.79 during 1999, 1998 and 1997) was used to calculate the pro forma compensation expense. The fair value was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions for 1999, 1998 and 1997: dividend yields of 2.1%, 2.2% and 2.8%; volatility of 32%, 29% and 27%; risk-free interest rates of 7%, 5% and 6%; assumed forfeiture rates of 20%, 20% and 15%; and expected lives of 5.2 years, 6.3 years and 6.5 years. The pro forma effect on net income for 1997 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

Restricted Shares

Approximately 520,000, 858,000 and 2,120,000 restricted Limited shares were granted in 1999, 1998 and 1997, with market values at date of grant of $18.5 million, $27.4 million and $43.9 million. Restricted shares generally vest either on a graduated scale over four years or 100% at the end of a fixed vesting period, principally five years. In 1999 and 1997, 50,000 and 1,700,000 restricted shares were granted with a graduated vesting schedule over six years. Approximately 157,000 and 685,000 restricted shares granted in 1999 and 1997 include performance requirements, all of which have been met.

Additionally, the expense recognized from the issuance of IBI and A&F restricted stock grants impacted the Company's consolidated results. IBI granted 170,000, 425,000 and 1,514,000 restricted shares in 1999, 1998 and 1997. A&F granted 540,000 restricted shares in 1997. Vesting terms for the IBI restricted shares are similar to those of The Limited. The market value of restricted shares is being amortized as compensation expense over the vesting period, generally four to six years. Compensation expense related to restricted stock awards, including expense related to awards granted at IBI (and A&F in 1997), amounted to $28.8 million in 1999, $31.3 million in 1998 and $29.0 million in 1997.

Stock Options Outstanding at January 29, 2000

           Options Outstanding                               Options Exercisable
------------------------------------------------------------------------------------
                                  Weighted
                                   Average       Weighted                  Weighted
Range of                         Remaining        Average                   Average
Exercise           Number      Contractual       Exercise         Number   Exercise
  Prices      Outstanding             Life          Price    Exercisable      Price
------------------------------------------------------------------------------------
$14 - $21       8,064,000              6.6            $18      3,069,000        $18
------------------------------------------------------------------------------------
$22 - $26       3,571,000              7.3            $24        922,000        $23
------------------------------------------------------------------------------------
$27 - $33       3,551,000              8.9            $32         66,000        $29
------------------------------------------------------------------------------------
$34 - $47       1,101,000              9.6            $40             --         --
------------------------------------------------------------------------------------
$14 - $47      16,287,000              7.5            $24       4,057,000       $19
------------------------------------------------------------------------------------



                                                           Weighted Average
                                          Number of            Option Price
Stock Option Activity                        Shares               Per Share
--------------------------------------------------------------------------------
1997
Outstanding at beginning of year          9,199,000                  $19.14
--------------------------------------------------------------------------------
Granted                                   7,331,000                   20.02
--------------------------------------------------------------------------------
Exercised                                (1,377,000)                  17.70
--------------------------------------------------------------------------------
Canceled                                 (1,083,000)                  19.64
--------------------------------------------------------------------------------
Outstanding at end of year               14,070,000                  $19.70
--------------------------------------------------------------------------------
Options exercisable at end of year        4,907,000                  $19.89
--------------------------------------------------------------------------------

1998
--------------------------------------------------------------------------------
Outstanding at beginning of year         14,070,000                  $19.70
--------------------------------------------------------------------------------
Granted                                   3,885,000                   26.32
--------------------------------------------------------------------------------
Exercised                                (2,439,000)                  18.62
--------------------------------------------------------------------------------
Canceled                                   (593,000)                  24.26
--------------------------------------------------------------------------------
Outstanding at end of year               14,923,000                  $21.42
--------------------------------------------------------------------------------
Options exercisable at end of year        4,454,000                  $19.57
--------------------------------------------------------------------------------

1999
--------------------------------------------------------------------------------
Outstanding at beginning of year         14,923,000                  $21.42
--------------------------------------------------------------------------------
Granted                                   5,007,000                   34.62
--------------------------------------------------------------------------------
Exercised                                (2,674,000)                  18.40
--------------------------------------------------------------------------------
Canceled                                   (969,000)                  23.89
--------------------------------------------------------------------------------
Outstanding at end of year               16,287,000                  $24.06
--------------------------------------------------------------------------------
Options exercisable at end of year        4,057,000                  $19.36
--------------------------------------------------------------------------------

10. Retirement Benefits

The Company sponsors a qualified defined contribution retirement plan and a nonqualified supplemental retirement plan. Participation in the qualified plan is available to all associates who have completed 1,000 or more hours of service with the Company during certain 12-month periods and attained the age of 21. Participation in the nonqualified plan is subject to service and compensation requirements. Company contributions to these plans are based on a percentage of associates' eligible annual compensation. The cost of these plans was $40.9 million in 1999, $40.4 million in 1998 and $36.4 million in 1997.

                                                                    99 AR LTD 79

11. Fair Value of Financial Instruments

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

Interest Rate Swap Agreement
The fair value of the interest rate swap is the estimated amount that the Company would receive or pay to terminate the swap agreement at the reporting date, taking into account current interest rates and the current creditwor-thiness of the swap counterparty.

(Thousands)
                                                     1999                            1998
Estimated Fair Values of the              Carrying            Fair        Carrying            Fair
Company's Financial Instruments             Amount           Value          Amount           Value
--------------------------------------------------------------------------------------------------
Long-term debt                          $(400,000)      $(371,752)      $(550,000)      $(561,594)
--------------------------------------------------------------------------------------------------
Interest rate swap                        $(1,351)        $(1,351)           $(96)        $(3,896)

12. Segment Information

The Company identifies operating segments based on a business's operating characteristics. Reportable segments were determined based on similar economic characteristics, the nature of products and services and the method of distribution. The apparel segment derives its revenues from sales of women's and men's apparel. The Intimate Brands segment derives its revenues from sales of women's intimate and other apparel, and personal care products and accessories. Sales outside the United States were not significant.

     The Company and IBI have entered into intercompany agreements for services that include merchandise purchases, capital expenditures, real estate management and leasing, inbound and outbound transportation and corporate services. These agreements specify that identifiable costs be passed through to IBI and that other service-related costs be allocated in accordance with the intercompany agreement. Costs are passed through and allocated to the apparel businesses in a similar manner.

     As a result of its spin-off, the operating results of TOO were reclassified from the apparel segment to the "Other" category for all periods presented. The operating results of Galyan's are included in the "Other" category. However, subsequent to August 31, 1999, the Company includes only its 40% share of Galyan's income or loss.

(Thousands)
                                 Apparel          Intimate                        Reconciling
Segment Information           Businesses            Brands          + Other             Items             Total
---------------------------------------------------------------------------------------------------------------
1999
---------------------------------------------------------------------------------------------------------------
Net sales                     $4,785,328        $4,510,836         $427,170                 -        $9,723,334
---------------------------------------------------------------------------------------------------------------
Intersegment sales               570,659                 -                -       * $(570,659)                -
---------------------------------------------------------------------------------------------------------------
Depreciation and
   amortization                  107,810           104,625           60,008                 -           272,443
---------------------------------------------------------------------------------------------------------------
Operating income (loss)          131,728           793,516          (28,105)         @ 23,501           920,640
---------------------------------------------------------------------------------------------------------------
Total assets                   1,106,072         1,344,991        1,612,885          # 23,741         4,087,689
---------------------------------------------------------------------------------------------------------------
Capital expenditures             118,710           205,516           51,179                 -           375,405


1998
---------------------------------------------------------------------------------------------------------------
Net sales                     $4,668,029        $3,885,753         $793,129                 -        $9,346,911
---------------------------------------------------------------------------------------------------------------
Intersegment sales               457,204                 -                -       * $(457,204)                -
---------------------------------------------------------------------------------------------------------------
Depreciation and
   amortization                  126,438           101,221           58,341                 -           286,000
---------------------------------------------------------------------------------------------------------------
Operating income (loss)          (45,153)          670,849           58,647       /\1,740,030         2,424,373
---------------------------------------------------------------------------------------------------------------
Total assets                   1,186,243         1,448,077        1,909,528           # 5,860         4,549,708
---------------------------------------------------------------------------------------------------------------
Capital expenditures              68,695           121,543          157,118                 -           347,356

1997
---------------------------------------------------------------------------------------------------------------
Net sales                     $4,484,300        $3,617,856       $1,086,648                 -        $9,188,804
---------------------------------------------------------------------------------------------------------------
Intersegment sales               491,343                 -                -       * $(491,343)                -
---------------------------------------------------------------------------------------------------------------
Depreciation and
   amortization                  136,903           106,197           70,192                 -           313,292
---------------------------------------------------------------------------------------------------------------
Operating income (loss)           33,726           563,152           98,836       ** (226,215)          469,499
---------------------------------------------------------------------------------------------------------------
Total assets                   1,053,518         1,347,700        1,912,000         # (12,457)        4,300,761
---------------------------------------------------------------------------------------------------------------
Capital expenditures              73,691           124,275          164,874                 -           362,840

+    Included in the "Other" category are Henri Bendel, TOO (through August 23,
     1999), Galyan's (through August 31, 1999), A&F (through May 19, 1998), non-core real estate, and corporate, none of which are significant operating segments.
*    Represents intersegment sales elimination.
#    Represents intersegment receivable/payable elimination.
@ 1999 special and nonrecurring items: 1) a $13.1 million charge for transaction costs related to the TOO spin-off; and 2) the reserve reversal of $36.6 million related to downsizing costs for Henri Bendel. These special items relate to the "Other" category.
/\ 1998 special and nonrecurring items: 1) a $1.651 billion tax-free gain on the split-off of A&F; 2) a $93.7 million gain from the sale of the Company's remaining interest in Brylane; and 3) a $5.1 million charge for severance and other associate termination costs related to the closing of Henri Bendel stores. These special items relate to the "Other" category.
** 1997 special and nonrecurring items: 1) an $89.0 million charge for the apparel businesses related to asset impairment and the closing and downsizing of certain stores; 2) a $67.6 million charge for Intimate Brands related to the closing of the Cacique business (effective January 31, 1998); and 3) a $107.4 million charge related to the closing of five of six Henri Bendel stores, $62.8 million income related to the gain from the sale of approximately one-half of the Company's interest in Brylane (net of $12.5 million in valuation adjustments on investments), and a $12.0 million write-down of a real estate investment to net realizable value, all of which relate to the "Other" category. Additionally, includes a $13.0 million inventory liquidation charge associated with the Henri Bendel closings.

80 LTD AR 99

13. Quarterly Financial Data (Unaudited)

Summarized quarterly financial results for 1999 and 1998 (thousands except per share amounts)


1999 Quarters                   First        Second         Third        Fourth
--------------------------------------------------------------------------------
Net sales                  $2,104,798    $2,267,821    $2,064,105    $3,286,610
--------------------------------------------------------------------------------
Gross income                  653,368       727,647       670,249     1,306,213
--------------------------------------------------------------------------------
Net income *                   45,451        57,482        41,362       316,464
--------------------------------------------------------------------------------
Net income per share:
--------------------------------------------------------------------------------
   Basic                        $0.20         $0.26         $0.19         $1.47
--------------------------------------------------------------------------------
   Diluted *                     0.19          0.24          0.18          1.41

1998 Quarters
--------------------------------------------------------------------------------
Net sales                  $2,008,077    $2,083,101    $1,999,862    $3,255,871
--------------------------------------------------------------------------------
Gross income                  581,655       609,584       609,178     1,170,843
--------------------------------------------------------------------------------
Net income                     89,659     1,688,068        40,593       228,174
--------------------------------------------------------------------------------
Net income per share:
--------------------------------------------------------------------------------
   Basic                        $0.33         $7.15         $0.18         $1.01
--------------------------------------------------------------------------------
   Diluted                       0.32          6.94          0.17          0.97

1999: Special and nonrecurring items included a $13.1 million charge in the second quarter for transaction costs related to the TOO spin-off and the reserve reversal of $36.6 million in the fourth quarter related to downsizing costs for Henri Bendel.

1998: Special and nonrecurring items included a $93.7 million gain in the first quarter from the sale of the Company's remaining interest in Brylane, a 26% owned (post-IPO) catalogue retailer, a $5.1 million charge in the first quarter for severance and other associate termination costs related to the closing of Henri Bendel stores, and a $1.651 billion tax-free gain in the second quarter on the split-off of A&F.
* In the fourth quarter of 1999, the Company changed its accounting for gift certificates, store credits and layaway sales. The Company filed an amended Form 10-K for fiscal year ended January 30, 1999 to reflect this accounting change. Prior to this restatement, net income and net income per diluted share amounts reported in the Company's 1999 quarterly reports on Form 10-Q were as follows: first quarter, $33.5 million and $0.14; second quarter, $52.4 million and $0.22; and third quarter, $40.7 million and $0.18.


MARKET PRICE AND DIVIDEND INFORMATION

The Company's common stock is traded on the New York Stock Exchange ("LTD") and the London Stock Exchange. On January 29, 2000 , there were approximately 80,500 shareholders of record. However, when including active associates who participate in the Company's stock purchase plan, associates who own shares through Company-sponsored retirement plans and others holding shares in broker accounts under street names, the Company estimates the shareholder base to be approximately 230,000.

                                   Market Price                Cash Dividend
Fiscal Year End 1999      High                       Low           Per Share
----------------------------------------------------------------------------
4th quarter               $43 13/16                  $30 1/2           $0.15
----------------------------------------------------------------------------
3rd quarter               * 45 15/16                 36 7/16            0.15
----------------------------------------------------------------------------
2nd quarter               50 1/8                     44 3/16            0.15
----------------------------------------------------------------------------
1st quarter               44                         34 1/4             0.15


Fiscal Year End 1998
----------------------------------------------------------------------------
4th quarter               $34 1/8                    $25 5/16          $0.13
----------------------------------------------------------------------------
3rd quarter               27 3/16                    20 7/8             0.13
----------------------------------------------------------------------------
2nd quarter               36 1/4                     26 13/16           0.13
----------------------------------------------------------------------------
1st quarter               33 7/8                     27 1/8             0.13


* Limited Too was spun off to The Limited shareholders in the form of a dividend valued at approximately $2.36 per share on the date of the spin-off (August 23, 1999).

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of The Limited, Inc. In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity, and cash flows present fairly, in all material respects, the financial position of The Limited, Inc. and its subsidiaries at January 29, 2000 and January 30, 1999, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 29, 2000 (on pages 72-81) in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
Columbus, Ohio
February 22, 2000


99 AR LTD 81