Form 10-K, Exhibit 13
period 2001-02-03
LIMITED INC
filed 2001-04-24
CIK 701985

                                                                      Exhibit 13

6 FINANCIAL SUMMARY
  (Millions except per share amounts, ratios and store and associate data)

Summary of Operations        @     2000    *     1999    *      1998          1997           1996    *+@    1995          1994
--------------------------------------------------------------------------------------------------------------------------------
Net sales                      $ 10,105      $  9,766      $   9,365      $  9,200      $   8,652      $   7,893     $   7,321
Gross income                   $  3,437      $  3,323      $   2,940      $  2,736      $   2,424      $   2,033     $   2,108
Operating income             # $    866    # $    931    # $   2,424    # $    469    # $     636    # $     612     $     796
Operating income
   as a percentage of sales  #      8.6%   #      9.5%   #      25.9%   #      5.1%   #       7.4%   #       7.8%         10.9%
Net income                  /\ $    428   /\ $    461   /\ $   2,046   /\ $    212   /\ $     434   /\ $     961     $     447
Net income as a percentage
   of sales                 /\      4.2%  /\      4.7%  /\      21.9%  /\      2.3%  /\       5.0%  /\      12.2%          6.1%
Per Share Results
--------------------------------------------------------------------------------------------------------------------------------
Basic net income            /\ $   1.00   /\ $   1.05   /\ $    4.25   /\ $   0.39   /\ $    0.78   /\ $    1.35     $    0.63
Diluted net income          /\ $   0.96   /\ $   1.00   /\ $    4.15   /\ $   0.39   /\ $    0.77   /\ $    1.34     $    0.63
Dividends                      $   0.30      $   0.30      $    0.26      $   0.24      $    0.20      $    0.20     $    0.18
Book value                     $   5.44      $   5.00      $    4.78      $   3.64      $    3.45      $    4.43     $    3.78
Weighted average diluted
   shares outstanding               443           456            493           549            564            717           717
Other Financial Information
--------------------------------------------------------------------------------------------------------------------------------
Total assets                   $  4,088      $  4,126      $   4,550      $  4,301      $   4,120      $   5,267     $   4,570
Return on average assets     /\      10%   /\      11%   /\       46%   /\       5%   /\        9%   /\       20%           10%
Working capital                $  1,068      $  1,049      $   1,127      $  1,001      $     712      $   1,962     $   1,694
Current ratio                       2.1           1.8            2.0           2.0            1.9            3.3           3.0
Capital expenditures               $446      $    375      $     347      $    363      $     361      $     374     $     320
Long-term debt                     $400      $    400      $     550      $    650      $     650      $     650     $     650
Debt-to-equity ratio                 17%           19%            25%           33%            35%            21%           24%
Shareholders' equity           $  2,316      $  2,147      $   2,167      $  1,986      $   1,869      $   3,148     $   2,705
Return on average
   shareholders' equity      /\      19%  /\       21%   /\       99%   /\      11%   /\        17%   /\      33%           17%
Comparable store
   sales increase (decrease)          5%            9%             6%            0%             3%            (2%)          (3%)
Stores and Associates at End
   of Year
--------------------------------------------------------------------------------------------------------------------------------
Total number of stores open       5,129         5,023          5,382         5,640          5,633          5,298         4,867
Selling square feet              23,224        23,592         26,316        28,400         28,405         27,403        25,627
Number of associates            123,700       114,600        126,800       131,000        123,100        106,900       105,600

Summary of Operations           *    1993         1992     +   1991           1990
--------------------------------------------------------------------------------------
Net sales                         $ 7,245     $  6,944     $  6,149        $ 5,254
Gross income                      $ 1,959     $  1,991     $  1,794        $ 1,630
Operating income                #    $702     $    789     $    713        $   698
Operating income
   as a percentage of sales     #     9.7%        11.4%        11.6%          13.3%
Net income                     /\ $   391  /\ $    455     $    403        $   398
Net income as a percentage
   of sales                    /\     5.4%  /\     6.6%         6.6%           7.6%
Per Share Results
--------------------------------------------------------------------------------------
Basic net income              /\ $  0.55   /\ $   0.63     $   0.56        $  0.56
Diluted net income            /\ $  0.54   /\ $   0.63     $   0.56        $  0.55
Dividends                         $  0.18     $   0.14     $   0.14        $  0.12
Book value                        $  3.41     $   3.13     $   2.60        $  2.17
Weighted average diluted
   shares outstanding                 726          727          727            724
Other Financial Information
--------------------------------------------------------------------------------------
Total assets                      $ 4,135     $  3,846     $  3,419        $ 2,872
Return on average assets        /\     10%  /\      13%          13%            15%
Working capital                   $ 1,513     $  1,063     $  1,084        $   884
Current ratio                         3.1          2.5          3.1            2.8
Capital expenditures              $   296     $    430     $    523        $   429
Long-term debt                    $   650     $    542     $    714        $   540
Debt-to-equity ratio                   27%          24%          38%            35%
Shareholders' equity              $ 2,441     $  2,268       $1,877        $ 1,560
Return on average
   shareholders' equity         /\     17%   /\     22%          23%            28%
Comparable store
   sales increase (decrease)           (1%)          2%           3%             3%
Stores and Associates at End
   of Year
--------------------------------------------------------------------------------------
Total number of stores open         4,623        4,425        4,194          3,760
Selling square feet                24,426       22,863       20,355         17,008
Number of associates               97,500      100,700       83,800         72,500

@    Fifty-three-week fiscal year.
* Includes the results of the following companies disposed of up to their separation date: 1) Galyan's Trading Co. ("Galyan's") effective August 31, 1999; 2) Limited Too ("TOO") effective August 23, 1999; 3) Abercrombie & Fitch ("A&F") effective May 19, 1998; 4) Alliance Data Systems effective January 31, 1996; and 5) Brylane, Inc. effective August 31, 1993.
+ Includes the results of Galyan's and Gryphon subsequent to their acquisitions on July 2, 1995 and June 1, 1991.
# Operating income includes the net effect of special and nonrecurring items of ($9.9) million in 2000, $23.5 million in 1999 and $1.740 billion in 1998 (see Note 2 to the Consolidated Financial Statements), ($213.2) million in 1997, ($12.0) million in 1996, $1.3 million in 1995 and $2.6 million in 1993. Inventory liquidation charges of ($13.0) million related to Henri Bendel store closings are also included in 1997.
/\ In addition to the items discussed in C above, net income includes the effect of the following gains: 1) $11.0 million related to Galyan's in 1999; 2) $8.6 million related to Brylane, Inc. in 1997; 3) $118.2 million related to A&F in 1996; 4) $649.5 million related to Intimate Brands, Inc. in 1995; and 5) $9.1 million related to United Retail Group in 1992.

Note: Amounts for fiscal years 1995-1999 reflect the reclassification of catalog shipping and handling revenues and costs and associate discounts (see Note 1 to the Consolidated Financial Statements).

MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations

Net sales for the fourteen-week fourth quarter of 2000 were $3.522 billion, a 7% increase from $3.296 billion for the thirteen-week fourth quarter of 1999. Comparable store sales increased 2% for the quarter. Gross income decreased 1% to $1.277 billion in the fourth quarter of 2000 from $1.291 billion in 1999 and operating income decreased 23% to $477.5 million from $619.1 million in 1999. Net income was $238.1 million in the fourth quarter of 2000 versus $316.5 million in 1999, and earnings per share were $0.54 versus $0.70 in 1999.

   Net sales for the fifty-three-week year ended February 3, 2001 were $10.105 billion, a 3% increase from $9.766 billion for the fifty-two-week year ended January 29, 2000. Gross income increased 3% to $3.437 billion in 2000 from $3.323 billion in 1999 and operating income was $866.1 million in 2000 versus $930.8 million in 1999. Net income for 2000 was $427.9 million, or $0.96 per share, compared to $460.8 million, or $1.00 per share, last year.

   There were a number of items in 2000 and 1999 that impacted the comparability of the Company's reported financial results. See the "Special and Nonrecurring Items" and "Other Data" sections herein for a discussion of these items.

The following summarized financial data compares reported 2000 results to the comparable periods for 1999 and 1998 (millions):

                                                                                                    % Change
Net Sales                           * 2000              1999               1998            2000-1999         1999-1998
=======================================================================================================================
Express                           $  1,594           $ 1,367            $ 1,322                17%                3%
-----------------------------------------------------------------------------------------------------------------------
Lerner New York                      1,025             1,001                929                 2%                8%
-----------------------------------------------------------------------------------------------------------------------
Lane Bryant                            930               922                922                 1%                -
-----------------------------------------------------------------------------------------------------------------------
Limited Stores                         673               704                746                (4%)              (6%)
-----------------------------------------------------------------------------------------------------------------------
Structure                              569               607                599                (6%)               1%
-----------------------------------------------------------------------------------------------------------------------
Other (principally Mast)               158               108                 71                46%               52%

Total apparel businesses          $  4,949           $ 4,709            $ 4,589                 5%                3%

Victoria's Secret Stores             2,339             2,122              1,816                10%               17%
-----------------------------------------------------------------------------------------------------------------------
Bath & Body Works                    1,785             1,530              1,254                17%               22%
-----------------------------------------------------------------------------------------------------------------------
Victoria's Secret Direct               962               956                894                 1%                7%
-----------------------------------------------------------------------------------------------------------------------
Other                                   31                24                 25                29%               (4%)

Total Intimate Brands             $  5,117           $ 4,632            $ 3,989                10%               16%

Henri Bendel                            39                38                 39                 3%               (3%)
-----------------------------------------------------------------------------------------------------------------------
Galyan's (through August 31,1999)        -               165                220                nm                nm
-----------------------------------------------------------------------------------------------------------------------
TOO (through August 23, 1999)            -               222                375                nm                nm
-----------------------------------------------------------------------------------------------------------------------
A&F (through May 19, 1998)               -                 -                153                nm                nm

Total net sales                   $ 10,105           $ 9,766            $ 9,365                 3%                4%


Operating Income
=======================================================================================================================
Apparel businesses                $    123           $   132            $   (45)               (7%)             393%
-----------------------------------------------------------------------------------------------------------------------
Intimate Brands                        754               794                671                (5%)              18%
-----------------------------------------------------------------------------------------------------------------------
Other                                   (1)              (19)                58                nm                nm

Subtotal                               876               907                684                (3%)              33%

Special and nonrecurring items @       (10)               24              1,740

Total operating income            $    866           $   931            $ 2,424

*    Fifty-three-week fiscal year.
@    Special and nonrecurring items--
     2000: a $9.9 million charge for Intimate Brands to close Bath & Body Works' nine stores in the United Kingdom.
     1999: 1) a $13.1 million charge for transaction costs related to the TOO spin-off; and 2) the reversal of a $36.6 million liability related to downsizing costs for Henri Bendel. These special items relate to the "Other" category.
     1998: 1) a $1.651 billion tax-free gain on the split-off of A&F; 2) a $93.7 million gain from the sale of the Company's remaining interest in Brylane; and 3) a $5.1 million charge for severance and other associate termination costs related to the closing of Henri Bendel stores. These special items relate to the "Other" category.

nm   not meaningful

The following summarized financial data compares reported 2000 results to the comparable periods for 1999 and 1998:

Comparable Store Sales                              2000                           1999                         1998
--------------------------------------------------------------------------------------------------------------------
Express                                               15%                             5%                          16%
Lerner New York                                        4%                            12%                           5%
Lane Bryant                                            2%                             5%                           5%
Limited Stores                                         5%                             5%                           1%
Structure                                             (4%)                            4%                          (8%)
Total apparel businesses                               6%                             6%                           5%
Victoria's Secret Stores                               5%                            12%                           4%
Bath & Body Works                                      1%                            11%                           7%
Total Intimate Brands                                  4%                            12%                           5%
Henri Bendel                                          (1%)                            7%                         (12%)
Galyan's (through August 31, 1999)                     -                              9%                           5%
TOO (through August 23, 1999)                          -                              9%                          15%
A&F (through May 19, 1998)                             -                              -                           48%
Total comparable store sales                           5%                             9%                           6%


                                                                                                       % Change
Store Data                           2000               1999               1998               2000-1999         1999-1998
-------------------------------------------------------------------------------------------------------------------------
Retail sales increase (decrease)
due to net new (closed)
and remodeled stores
-------------------------------------------------------------------------------------------------------------------------
Apparel businesses                     (4%)               (4%)               (3%)
-------------------------------------------------------------------------------------------------------------------------
Intimate Brands                         7%                 7%                 7%
Retail sales per average
selling square foot
-------------------------------------------------------------------------------------------------------------------------
Apparel businesses                $   290            $   258             $  234                 12%               10%
Intimate Brands                   $   601            $   596             $  552                  1%                8%
Retail sales per average
store (thousands)
Apparel businesses                $ 1,696            $ 1,516             $1,368                 12%               11%
Intimate Brands                   $ 1,833            $ 1,826             $1,705                  -                 7%
Average store size at end
of year (selling square feet)
Apparel businesses                  5,823              5,869              5,864                 (1%)               -
Intimate Brands                     3,032              3,064              3,066                 (1%)               -
Selling square feet at
end of year (thousands)
Apparel businesses                 15,943             17,091             18,517                 (7%)              (8%)
Intimate Brands                     7,246              6,466              5,794                 12%               12%
-------------------------------------------------------------------------------------------------------------------------

                                   Apparel and Other Businesses                             Intimate Brands
Number of Stores             2000             1999             1998            2000             1999            1998
--------------------------------------------------------------------------------------------------------------------
Beginning of year           2,913            3,492            3,930           2,110            1,890           1,710
-------------------------------------------------------------------------------------------------------------------------
Opened                         25               54               50             305              241             201
-------------------------------------------------------------------------------------------------------------------------
Closed                       (199)            (280)            (329)            (25)             (21)            (21)
-------------------------------------------------------------------------------------------------------------------------
Businesses disposed of
   Galyan's                     -              (18)               -               -                -               -
   TOO                          -             (335)               -               -                -               -
   A&F                          -                -             (159)              -                -               -

End of year                 2,739            2,913            3,492           2,390            2,110           1,890


Net Sales
Fourth Quarter

Net sales for the fourteen-week fourth quarter of 2000 increased 7% to $3.522 billion from $3.296 billion for the thirteen-week fourth quarter of 1999. The increase was due to the net addition of 106 stores in fiscal year 2000, the inclusion of sales for the fourteenth week and a comparable store sales increase of 2%.

   At Intimate Brands ("IBI"), net sales for the fourth quarter of 2000 increased 5% to $1.938 billion from $1.838 billion in 1999. The increase was due to the net addition of 280 new stores in fiscal year 2000 and the inclusion of sales for the fourteenth week. These factors were partially offset by a 3% decrease in comparable store sales and a 9% decrease in sales at Victoria's Secret Direct. These declines were the result of a difficult holiday season and a promotional retail environment. At the apparel retail businesses, net sales for the fourth quarter of 2000 increased 8% to $1.524 billion from $1.407 billion in 1999. The increase was due to a 7% increase in comparable store sales and the inclusion of sales for the fourteenth week, partially offset by the net closure of 174 stores in fiscal year 2000.

Net sales of $3.296 billion for the fourth quarter of 1999 increased 1% over 1998. A comparable store sales increase of 5% was partially offset by the loss of sales from Galyan's Trading Co. ("Galyan's") following the third party purchase of a 60% majority interest effective August 31, 1999, and from the loss of Limited Too ("TOO") sales after its August 23, 1999 spin-off.

   At IBI, net sales for the fourth quarter of 1999 increased 18% to $1.838 billion from $1.558 billion in 1998. The increase was due to an 11% increase in comparable store sales, the net addition of 220 new stores in fiscal year 1999 and a 14% increase in sales at Victoria's Secret Direct. At the apparel retail businesses, net sales for the fourth quarter of 1999 decreased 3% to $1.407 billion from $1.454 billion in 1998. The decrease was due to the net closure of 246 stores in fiscal year 1999, partially offset by a 1% increase in comparable store sales.

Full Year

Net sales for the fifty-three-week fiscal year 2000 were $10.105 billion compared to $9.766 billion for the fifty-two-week fiscal year 1999. Sales increased due to a 5% comparable store sales increase, the net addition of 106 new stores and, to a small extent, the inclusion of sales for the fifty-third week. These gains were partially offset by the loss of sales from Galyan's and TOO.

   In 2000, IBI sales increased 10% to $5.117 billion from $4.632 billion in 1999. The increase was primarily due to the net addition of 280 new stores and a 4% increase in comparable store sales. Bath & Body Works led IBI with sales increasing 17% to $1.785 billion from $1.530 billion in 1999, primarily due to the net addition of 218 new stores (549,000 selling square feet). Victoria's Secret Stores' sales increased 10% to $2.339 billion from $2.122 billion in 1999. The sales increase was primarily due to a 5% increase in comparable store sales and the net addition of 62 new stores (231,000 selling square feet). Sales at Victoria's Secret Direct increased 1% to $962.4 million from $956.0 million in 1999.

   The apparel businesses reported a retail sales increase of 4% to $4.791 billion from $4.601 billion in 1999. The sales increase was primarily due to a 6% comparable store sales increase, partially offset by the net closure of 174 stores (1.1 million selling square feet).

   Net sales for the year were $9.766 billion in 1999 compared to $9.365 billion in 1998. The increase was due to a 9% comparable store sales increase that was partially offset by the net closure of stores in the apparel segment and the loss of sales from Galyan's, TOO and Abercrombie & Fitch ("A&F") subsequent to its May 19, 1998 split-off.

   In 1999, IBI sales increased 16% to $4.632 billion from $3.989 billion in 1998, due to a 12% increase in comparable store sales, the net addition of 220 new stores and a 7% increase in sales at Victoria's Secret Direct. Bath & Body Works led IBI with a 22% sales increase to $1.530 billion. The sales increase was primarily due to the net addition of 153 new stores (398,000 selling square feet), as well as an 11% increase in comparable store sales. Victoria's Secret Stores' sales increased 17% to $2.122 billion. The sales increase was primarily due to a 12% increase in comparable store sales and the net addition of 67 new stores (274,000 selling square feet). Sales at Victoria's Secret Direct increased 7% to $956.0 million in 1999. The sales increase was due to an increased response rate, higher sales per catalog page and increased e-commerce sales through www.VictoriasSecret.com.

   In 1999, the apparel businesses reported a retail sales increase of 2% to $4.601 billion from $4.517 billion in 1998. The sales increase was primarily due to a 6% comparable store sales increase. All apparel businesses reported comparable store sales increases, led by Lerner New York, which reported an increase of 12%. The effect of these increases on total sales was partially offset by the net closure of 246 apparel stores (1.4 million selling square feet).

Gross Income
Fourth Quarter

For the fourth quarter of 2000, the gross income rate (expressed as a percentage of sales) decreased to 36.3% from 39.2% for the same period in 1999. The rate decrease was primarily due to a decrease in the merchandise margin rate as a result of higher markdowns to clear slower selling inventory assortments during and after a highly promotional holiday season. Additionally, a slight increase in the buying and occupancy expense rate resulted from an increase at IBI that was partially offset by the positive impact of closing underperforming stores at the apparel businesses.

   For the fourth quarter of 1999, the gross income rate increased to 39.2% from 35.3% for the same period in 1998. The rate increase was principally due to an increase in the merchandise margin rate and a slight decrease in the buying and occupancy expense rate. The increase in the merchandise margin rate was primarily due to improved inventory management and merchandising strategies. The buying and occupancy expense rate decrease was a result of sales leverage at IBI and the positive impact of closing underperforming stores at the apparel businesses.

8

Full Year

In 2000, the gross income rate was 34.0%, unchanged from 1999, as a decrease in the merchandise margin rate was offset by an improvement in the buying and occupancy expense rate. The decrease in the merchandise margin rate was primarily due to higher markdowns, principally in the fourth quarter. The overall buying and occupancy expense rate improvement was a result of the benefit from store closings at the apparel businesses, which more than offset a slight increase in the buying and occupancy expense rate at IBI.

   In 1999, the gross income rate increased to 34.0% from 31.4% in 1998. The rate increase was due to an increase in the merchandise margin rate and a decrease in the buying and occupancy expense rate. The increase in the merchandise margin rate was primarily due to improved inventory management and merchandising strategies at the apparel businesses. The buying and occupancy expense rate decrease was a result of sales leverage at IBI and the benefit from store closings at the apparel businesses.

General, Administrative and Store Operating Expenses
Fourth Quarter

For the fourth quarter of 2000, the general, administrative and store operating expense rate (expressed as a percentage of sales) increased to 22.5% from 21.5% in 1999. The increase was primarily due to a rate increase at IBI from increased investments in store selling at Bath & Body Works and Victoria's Secret Stores in anticipation of the normal holiday sales peak. These investments were not fully leveraged due to a 3% decrease in comparable store sales. The IBI rate increase was offset by sales leverage at the apparel businesses from a 7% comparable store sales increase.

   For the fourth quarter of 1999, the general, administrative and store operating expense rate of 21.5% was essentially flat compared to 1998. Improved expense leverage at IBI was offset by a lack of sales leverage and investments in brand building activities at the apparel businesses.

Full Year

In 2000, the general, administrative and store operating expense rate increased to 25.3% from 24.7% in 1999. The increase was primarily due to a rate increase at IBI due to increased investments in store selling at Bath & Body Works and Victoria's Secret Stores. These investments were not fully leveraged in large part due to the difficult fourth quarter that resulted in a full year comparable store sales increase of only 4%. Additionally, Bath & Body Works has continued to expand into highly profitable non-mall locations, which typically have higher payroll costs as a percentage of sales.

   In 1999, the general, administrative and store operating expense rate increased to 24.7% from 24.1% in 1998. The increase was primarily due to a rate increase at IBI due to: 1) investments in national advertising for Victoria's Secret, additional store staffing for product extensions, and new initiatives at Victoria's Secret Stores; and 2) a lack of sales leverage and investments in brand building activities at the apparel businesses.

Special and Nonrecurring Items

During the fourth quarter of 2000, the Company recorded a $9.9 million special and nonrecurring charge to close Bath & Body Works' United Kingdom stores. All nine stores are scheduled to close during the first quarter of 2001. The charge consisted of store and other asset write-offs of $4.9 million and accruals for lease termination and other costs of $5.0 million.

   In 1999, the Company recognized a $13.1 million charge for transaction costs related to the TOO spin-off and a reversal of a $36.6 million liability related to downsizing costs for Henri Bendel, initially recognized as a special and nonrecurring charge to operating income in 1997. The execution of the plan to downsize the remaining Henri Bendel store in New York was primarily based on negotiations with the original landlord. However, a change in landlords ultimately resulted in the termination of negotiations during the fourth quarter of 1999, which prevented the completion of the original plan. As a result, the Company reversed the $36.6 million liability through the special and nonrecurring items classification.

   On May 19, 1998, the Company completed a tax-free exchange offer to establish A&F as an independent company. A total of 94.2 million shares of The Limited's common stock were exchanged at a ratio of 0.86 of a share of A&F common stock for each Limited share tendered. In connection with the exchange, the Company recorded a $1.651 billion tax-free gain. This gain was measured based on the $21.81 per share market value of the A&F common stock at the expiration date of the exchange offer. The remaining 6.2 million A&F shares were distributed through a pro rata spin-off to Limited shareholders.

   Also during 1998, the Company recognized a gain of $93.7 million from the sale of its remaining interest in Brylane. This gain was partially offset by a $5.1 million charge for severance and other associate termination costs related to the closing of five of six Henri Bendel stores. The severance charge was paid in 1998.

Operating Income
Fourth Quarter

The operating income rate in the fourth quarter of 2000 (expressed as a percentage of sales) decreased to 13.6% from 18.8% in 1999. Excluding special and nonrecurring items in 2000 and 1999, the fourth quarter operating income rate decreased to 13.8% in 2000 from 17.7% in 1999. The rate decrease was due to a 2.9% decline in the gross income rate and a 1.0% increase in the general, administrative and store operating expense rate.

   The operating income rate in the fourth quarter of 1999 increased to 18.8% from 13.6% in 1998. Excluding the special and nonrecurring item in 1999, the fourth quarter operating income rate increased to 17.7% in 1999 from 13.6% in 1998. The rate increase was due to a 3.9% improvement in the gross margin rate, primarily driven by improvement at the apparel businesses.

Full Year

In 2000, the operating income rate was 8.6% versus 9.5% in 1999. Excluding special and nonrecurring items in both years, the operating income rate was 8.7% in 2000 versus 9.3% in 1999. The rate decrease was driven by a 0.6% increase in the general, administrative and store operating expense rate.

   In 1999, the operating income rate was 9.5% versus 25.9% in 1998. Excluding special and nonrecurring items in both years, the operating income rate was 9.3% in 1999 versus 7.3% in 1998. The rate improvement was driven by a 2.6% increase in the gross income rate, which more than offset a 0.6% increase in the general, administrative and store operating expense rate.

Interest Expense

In 2000, the Company incurred $16.7 million and $58.2 million in interest expense for the fourth quarter and year, compared to $20.9 million and $78.3 million in 1999 for the same periods. These decreases were primarily the result of lower average borrowings during 2000, due to the maturity of $100 million in term debt in August 1999 and the Company's redemption of $300 million in floating rate notes between November 1999 and February 2000.

                                    Fourth Quarter           Year

                                   2000     1999    2000     1999   1998
--------------------------------------------------------------------------------
Average daily

   borrowings (millions)           $778     $969    $717     $970   $808

Average effective

   interest rate                    7.6%     8.7%    7.9%     8.1%   8.5%


Other Income, Net

For the fourth quarter of 2000, other income (expense), net, was ($5.0) million versus $3.4 million in 1999. The decrease primarily relates to equity in losses of investees in 2000. For fiscal year 2000, other income was $20.4 million compared to $40.9 million in 1999. The decrease was due equally to a decline in interest income because of lower average invested cash balances and an increase in the equity in losses of investees. The decrease in average invested cash balances was a result of various financing activities in 2000 and 1999 (see "Liquidity and Capital Resources" section on page 9).

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

Other Data

The following adjusted income information gives effect to the significant transactions and events in 2000, 1999 and 1998 that impacted the comparability of the Company's results. These items are more fully described in the "Special and Nonrecurring Items" section included herein and in Note 2 to the Consolidated Financial Statements.

   Management believes this presentation provides a reasonable basis on which to present the adjusted income information. Although the adjusted income information should not be construed as an alternative to the reported results determined in accordance with generally accepted accounting principles, it is provided to assist in investors' understanding of the Company's results of operations.

Adjusted Income Information
(Millions except per share amounts)

                                                               2000                                          1999
                                              Reported      Adjustments      Adjusted       Reported      Adjustments
---------------------------------------------------------------------------------------------------------------------
Net sales                                     $ 10,105               -       $ 10,105       $  9,766         $   (222)
Gross income                                     3,437               -          3,437          3,323              (74)
General, administrative and
 store operation expenses                       (2,561)              -         (2,561)        (2,416)              67
Special and nonrecurring items, net                (10)       $     10              -             24              (24)
Operating income                                   866              10            876            931              (31)
Interest expense                                   (58)              -            (58)           (78)               -
Other income, net                                   20               -             20             41                -
Minority interest                                  (69)             (1)           (70)           (73)               -
Gain on sale of subsidiary stock                     -               -              -             11              (11)
Income before income taxes                         759               9            768            832              (42)
Provision for income taxes                         331               4            335            371              (26)
Net income                                    $    428        $      5       $    433       $    461         $    (16)

Net income per share                          $   0.96                       $   0.97       $   1.00
Weighted average shares outstanding                443                            443            456

                                                                              1998
                                           Adjusted         Reported       Adjustments        Adjusted
                                           -----------------------------------------------------------
Net sales                                  $  9,544         $  9,365          $   (528)       $  8,837
Gross income                                  3,249            2,940              (177)          2,763
General, administrative and
   store operation expenses                  (2,349)          (2,256)              136          (2,120)
Special and nonrecurring items, net               -            1,740            (1,740)              -
Operating, income                               900            2,424            (1,781)            643
Interest expense                                (78)             (69)                -             (69)
Other income, net                                41               60                 -              60
Minority interest                               (73)             (64)                2             (62)
Gain on sale of subsidiary stock                  -                -                 -               -
Income before income taxes                      790            2,351            (1,779)            572
Provision for income taxes                      345              305               (51)            254
Net income                                 $    445         $  2,046          $ (1,728)       $    318
Net income per share                       $   0.97         $   4.15                          $   0.68
Weighted average shares outstanding             456              493                               465

Notes to Adjusted Income Information

A) Excluded businesses

   TOO and A&F results were excluded in determining adjusted results for 1999 and 1998 as a result of their spin-off on August 23, 1999 (TOO) and split-off on May 19, 1998 (A&F).

B) Special items

   The following special items were excluded in determining adjusted results:

   . In 2000, a $9.9 million charge to close Bath & Body Works' nine stores in the United Kingdom.

   . In 1999, a $36.6 million reversal of a liability related to downsizing costs for Henri Bendel, an $11.0 million gain from the purchase by a third party of a 60% majority interest in Galyan's and a $13.1 million charge for transaction costs related to the TOO spin-off.

   . In 1998, a $1.651 billion tax-free gain on the split-off of A&F, a $93.7 million gain from the sale of the Company's remaining interest in Brylane and a $5.1 million charge for severance and other associate termination costs at Henri Bendel.

C) Provision for income taxes

   The tax effect of the adjustments for excluded businesses and special items was calculated using the Company's overall effective rate of 40%. Additionally, in 1999 the Company's $11.0 million pretax gain from the Galyan's transaction described above resulted in a $6.0 million provision for taxes, and the revised tax basis of the Company's remaining investment in Galyan's resulted in an additional $7.0 million deferred tax expense.

D) Weighted average shares outstanding

   Total weighted average shares outstanding were reduced as of the beginning of 1998 by the 94.2 million Limited shares tendered in the A&F split-off transaction.


FINANCIAL CONDITION

Liquidity and Capital Resources

Cash provided by operating activities and funds available from commercial paper backed by bank credit agreements provide the resources to support current operations, projected growth, seasonal funding requirements and capital expenditures.


A summary of the Company's working capital position and capitalization follows (millions):


                                2000        1999        1998
------------------------------------------------------------
Cash provided by
   operating activities         $769        $599        $577
Working capital               $1,068      $1,049      $1,127
Capitalization
   Long-term debt               $400        $400        $550
   Shareholders' equity        2,316       2,147       2,167
Total capitalization          $2,716      $2,547      $2,717
Additional amounts
   available under long-term
   credit agreements          $1,000      $1,000      $1,000

The Company considers the following to be relevant measures of liquidity and capital resources:

                                                 2000       1999      1998
--------------------------------------------------------------------------
Debt-to-equity ratio                               17%        19%       25%
   (Long-term debt divided
   by shareholders' equity)
Debt-to-capitalization ratio                       15%        16%       20%
   (Long-term debt divided
   by total capitalization)
Interest coverage ratio                            19x        15x       14x
   (Income, excluding special
   and nonrecurring items and
   gain on sale of subsidiary
   stock, before interest expense,
   income taxes, depreciation and
   amortization divided by interest
   expense)
Cash flow to capital investment                   172%       159%      166%
   (Net cash provided by operating
   activities divided by capital expenditures)

The Company's operations are seasonal in nature and consist of two principal selling seasons: spring (the first and second quarters) and fall (the third and fourth quarters). The fourth quarter, including the holiday season, has accounted for 35%, 34% and 35% of net sales in 2000, 1999 and 1998. Accordingly, cash requirements are highest in the third quarter as the Company's inventory builds in anticipation of the holiday season, which generates a substantial portion of the Company's operating cash flow for the year.

Operating Activities

Net cash provided by operating activities, the Company's primary source of liquidity, was $769 million in 2000, $599 million in 1999 and $577 million in 1998.

   The primary differences in cash provided by operating activities between 2000 and 1999 were due to changes in inventories, accounts payable, accrued expenses and income taxes. The cash used for inventories was higher in 2000 than 1999 because of relatively higher inventories at the apparel businesses at February 3, 2001. The net increase in accounts payable and accrued expenses versus 1999 related to higher inventories and timing of payments. The reduction in the change in income tax accruals primarily related to a 1999 payment of $112 million for taxes and interest related to an Internal Revenue Service assessment for previous year's taxes (see Note 6 to the Consolidated Financial Statements).

   The primary differences in cash provided by operating activities between 1999 and 1998 were due to significant improvement in net income excluding special and nonrecurring items and changes in inventories and income taxes.

Investing Activities

In 2000, major investing activities included $446 million in capital expenditures (see "Capital Expenditures" section on page 10), and $22 million in net expenditures associated with the Easton project (see "Easton Real Estate Investment" section on page 10).

   In 1999, investing activities included the following: 1) $352 million decrease in restricted cash related to the rescission of the Contingent Stock Redemption Agreement; 2) $182 million in proceeds from the third party purchase of a 60% majority interest in Galyan's and the sale of related property; 3) $375 million in capital expenditures; and 4) $11 million in net proceeds associated with the Easton project.

   In 1998, major investing activities included $347 million in capital expenditures, $131 million in proceeds from the sale of the Company's remaining investment in Brylane, Inc. and $31 million in net proceeds associated with the Easton project.

Financing Activities

Financing activities in 2000 included repayment of $150 million of term debt, redemption of the $100 million Series C floating rate notes and quarterly dividend payments of $0.075 per share or $128 million for the year. In addition, the Company repurchased 8.7 million shares of its common stock for $200 million. Finally, in 2000, IBI repurchased 8.8 million shares of its common stock for $198 million, of which 7.4 million shares were repurchased on a proportionate basis from The Limited for $167 million. The repurchase had no net cash flow impact to The Limited and did not change The Limited's 84% ownership interest in IBI.

   Noncash financing activities in 2000 included a two-for-one stock split in the form of a stock dividend distributed on May 30, 2000 to shareholders of record on May 12, 2000. Shareholders' equity reflects the reclassification of an amount equal to the par value of the increase in issued common shares ($108 million) from paid-in capital to common stock. Also, in conjunction with the stock split, the Company retired 163.7 million treasury shares, representing $4.3 billion at cost. A noncash charge was made against retained earnings for the excess cost of treasury stock over its par value.

   Financing activities in 1999 included proceeds of $300 million from floating rate notes, $200 million of which was repaid during the year, repayment of $100 million of term debt and quarterly dividend payments of $0.075 per share or $130 million for the year. The cash from the rescission of the Contingent Stock Redemption Agreement and other available funds were used to repurchase shares under a self-tender, which was funded June 14, 1999. A total of 30 million shares of the Company's common stock were repurchased at $25 per share, resulting in a cash outflow of $750 million plus transaction costs. Additionally, IBI completed a $500 million stock repurchase program that began in 1998 through the repurchase of 20.4 million shares of its common stock for $404 million, of which 17.2 million shares were repurchased on a proportionate basis from The Limited for $342 million. Financing activities also included a $50 million dividend and a $12 million repayment of advances to TOO in connection with its spin-off.

10 Financing activities in 1998 included three stock repurchases: one by the Company and two by IBI. First, to reduce the impact of dilution from the exercise of stock options, the Company used $43 million of proceeds from stock option exercises to repurchase 3.8 million shares of its common stock. Second, in January 1999, IBI initiated the $500 million stock repurchase program and repurchased 5.5 million shares of its common stock for $96 million, of which 4.6 million shares were repurchased on a proportionate basis from The Limited for $81 million. Finally, under a repurchase program completed in August 1998, IBI repurchased 9.4 million shares of its common stock from its public shareholders for $106 million. These repurchased shares were specifically reserved to cover shares needed for employee benefit plans. Other financing activities in 1998 included quarterly dividend payments of $0.065 per share or $124 million for the year, and the payment of $48 million to settle the A&F intercompany balance at May 19, 1998, the date of its split-off.

   The Company has available $1 billion under its long-term credit agreement, none of which was used as of February 3, 2001. Borrowings under the agreement, if any, are due September 28, 2002. The Company also has the ability to offer up to $250 million of additional debt securities under its shelf registration statement.

STORES AND SELLING SQUARE FEET

A summary of stores and selling square feet by business follows:

                                                        End of Year                                         Change From
                                 Plan 2001                 2000                 1999            2001-2000                2000-1999
-----------------------------------------------------------------------------------------------------------------------------------
Express
Stores                                 653                  667                  688                  (14)                     (21)
Selling square feet              4,172,000            4,288,000            4,429,000             (116,000)                (141,000)

Lerner New York
Stores                                 515                  560                  594                  (45)                     (34)
Selling square feet              3,761,000            4,163,000            4,592,000             (402,000)                (429,000)

Lane Bryant
Stores                                 652                  653                  688                   (1)                     (35)
Selling square feet              3,135,000            3,162,000            3,343,000              (27,000)                (181,000)

Limited Stores
Stores                                 374                  389                  443                  (15)                     (54)
Selling square feet              2,326,000            2,445,000            2,749,000             (119,000)                (304,000)

Structure
Stores                                 446                  469                  499                  (23)                     (30)
Selling square feet              1,782,000            1,885,000            1,978,000             (103,000)                 (93,000)

Total apparel businesses
Stores                               2,640                2,738                2,912                  (98)                    (174)
Selling square feet             15,176,000           15,943,000           17,091,000             (767,000)              (1,148,000)

Victoria's Secret Stores
Stores                               1,019                  958                  896                   61                       62
Selling square feet              4,610,000            4,207,000            3,976,000              403,000                  231,000

Bath & Body Works
Stores                               1,635                1,432                1,214                  203                      218
Selling square feet              3,544,000            3,039,000            2,490,000              505,000                  549,000

Total Intimate Brands
Stores                               2,654                2,390                2,110                  264                      280
Selling square feet              8,154,000            7,246,000            6,466,000              908,000                  780,000

Henri Bendel
Stores                                   1                    1                    1                    -                        -
Selling square feet                 35,000               35,000               35,000                    -                        -

Total retail businesses
Stores                               5,295                5,129                5,023                  166                      106
Selling square feet             23,365,000           23,224,000           23,592,000              141,000                 (368,000)



Capital Expenditures

Capital expenditures amounted to $446 million, $375 million and $347 million for 2000, 1999 and 1998, of which $324 million, $277 million and $237 million were for new stores and for the remodeling of and improvements to existing stores. Remaining capital expenditures are primarily related to information technology, distribution centers and investments in intellectual property assets.

   The Company anticipates spending $470 to $500 million for capital expenditures in 2001, of which $330 to $360 million will be for new stores and for the remodeling of and improvements to existing stores. Remaining capital expenditures are primarily related to information technology and distribution centers. The Company expects that 2001 capital expenditures will be funded principally by net cash provided by operating activities.

   The Company expects to increase selling square footage by approximately 140,000 square feet in 2001. It is anticipated that the increase will result from the addition of approximately 300 to 340 stores (primarily within IBI), offset by the closing of approximately 150 stores (primarily within the apparel businesses).

Easton Real Estate Investment

The Company's real estate investments include Easton, a 1,200-acre planned community in Columbus, Ohio, that integrates office, hotel, retail, residential and recreational space. The Company's investments in partnerships, land and infrastructure within the Easton property were $74 million at February 3, 2001 and $54 million at January 29, 2000.

   Included in these investments is a non-controlling interest in a partnership that owns and is developing the Easton Town Center, a commercial entertainment and shopping center. During 2000, the Company and its partners modified their agreement and the partnership borrowings in order to develop the "Fashion District" in the Easton Town Center. The partnership's principal funding source is a $189 million secured loan, $126 million of which was outstanding at February 3, 2001. The Company and one of its partners have guaranteed the first $75 million of this loan. The Company does not anticipate that it will be required to advance funds to the Easton Town Center partnership in order for the partnership to meet its debt service costs on these loans. The Company and one of its partners have also guaranteed the completion of the Fashion District and indemnified the lender against any environmental matters related to the Easton Town Center.

   In 2000, Company cash expenditures for the Easton development totaled $30 million, including a loan to the partnership of $18 million, and the Company received net sales and other proceeds totaling $8 million. In 1999 and 1998, the Company received net sales and other proceeds of $32 million and $65 million, which exceeded its cash expenditures of $21 million and $34 million.

Recently Issued Accounting Pronouncements

Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," subsequently amended and clarified by SFAS No. 138, is effective for the Company's 2001 fiscal year. It requires that derivative instruments be recorded at fair value and that changes in their fair value be recognized in current earnings unless specific hedging criteria are met. The Company's use of derivatives is limited, and the adoption of SFAS No. 133 will not have a material impact on its consolidated financial statements.

   Emerging Issues Task Force ("EITF") Issue No. 00-14, "Accounting for Certain Sales Incentives," will be effective in the second quarter of 2001 and addresses the accounting and classification of various sales incentives. The Company has determined that adopting the provisions of the EITF Issue will not have a material impact on its consolidated financial statements.

Market Risk

Management believes the Company's exposure to interest rate and market risk associated with financial instruments (such as investments and borrowings) is not material.

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

Safe Harbor Statement under the Private Securities
Litigation Reform Act of 1995

The Company cautions that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this Report or made by management of the Company involve risks and uncertainties and are subject to change based on various important factors, many of which may be beyond the Company's control. Accordingly, the Company's future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. The following factors, among others, in some cases have affected and in the future could affect the Company's financial performance and actual results and could cause actual results for 2001 and beyond to differ materially from those expressed or implied in any forward-looking statements included in this Report or otherwise made by management: changes in consumer spending patterns, consumer preferences and overall economic conditions, the impact of competition and pricing, changes in weather patterns, political stability, currency and exchange risks and changes in existing or potential duties, tariffs or quotas, postal rate increases and charges, paper and printing costs, the availability of suitable store locations at appropriate terms, the ability to develop new merchandise and the ability to hire and train associates. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

CONSOLIDATED STATEMENTS OF INCOME
-------------------------------------------------------------------------------------------------------------------------
(Thousands except per share amounts)
                                                             2000                          1999                    1998
-------------------------------------------------------------------------------------------------------------------------
Net sales                                             $10,104,606                   $ 9,766,220             $ 9,364,750
-------------------------------------------------------------------------------------------------------------------------
Costs of goods sold, buying and occupancy              (6,667,389)                   (6,443,063)             (6,424,725)
Gross income                                            3,437,217                     3,323,157               2,940,025
General, administrative and store operating expenses   (2,561,201)                   (2,415,849)             (2,256,332)
-------------------------------------------------------------------------------------------------------------------------
Special and nonrecurring items, net                        (9,900)                       23,501               1,740,030
Operating income                                          866,116                       930,809               2,423,723
Interest expense                                          (58,244)                      (78,297)                (68,528)
-------------------------------------------------------------------------------------------------------------------------
Other income, net                                          20,378                        40,868                  59,915
-------------------------------------------------------------------------------------------------------------------------
Minority interest                                         (69,345)                      (72,623)                (63,616)
-------------------------------------------------------------------------------------------------------------------------
Gain on sale of subsidiary stock                                -                        11,002                       -
Income before income taxes                                758,905                       831,759               2,351,494
Provision for income taxes                                331,000                       371,000                 305,000
Net income                                            $   427,905                   $   460,759             $ 2,046,494
Net income per share:
   Basic                                              $      1.00                   $      1.05             $      4.25
   Diluted                                            $      0.96                   $      1.00             $      4.15

The accompanying Notes are an integral part of the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------------------------
(Thousands)
                                               Common Stock                                                Treasury          Total
                                          Shares                                             Retained      Stock, at   Shareholders'
                                     Outstanding          Par Value    Paid-In Capital       Earnings    Average Cost        Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 31, 1998                545,600           $180,352          $ 148,018     $3,553,982     $(1,896,587)  $ 1,985,765
Net income                                     -                  -                  -      2,046,494               -     2,046,494
Cash dividends                                 -                  -                  -       (124,203)              -      (124,203)
------------------------------------------------------------------------------------------------------------------------------------
Repurchase of common stock                (3,780)                 -                  -              -         (43,095)      (43,095)
------------------------------------------------------------------------------------------------------------------------------------
Split-off of Abercrombie & Fitch         (94,150)                 -                  -         (5,584)     (1,766,138)   (1,771,722)
------------------------------------------------------------------------------------------------------------------------------------
Exercise of stock options and other        5,474                  -              9,196              -          64,524        73,720
Balance, January 30, 1999                453,144           $180,352          $ 157,214     $5,470,689     $(3,641,296)  $ 2,166,959
Net income                                     -                  -                  -        460,759               -       460,759
------------------------------------------------------------------------------------------------------------------------------------
Cash dividends                                 -                  -                  -       (130,449)              -      (130,449)
------------------------------------------------------------------------------------------------------------------------------------
Repurchase of common stock,
   including transaction costs           (30,000)                 -                  -              -        (752,612)     (752,612)
------------------------------------------------------------------------------------------------------------------------------------
Spin-off of Limited Too                        -                  -                  -        (24,675)              -       (24,675)
------------------------------------------------------------------------------------------------------------------------------------
Rescission of contingent stock
   redemption agreement                        -              9,375              7,639        334,586               -       351,600
------------------------------------------------------------------------------------------------------------------------------------
Exercise of stock options and other        6,784                  -             13,521         (1,539)         63,513        75,495
Balance, January 29, 2000                429,928           $189,727          $ 178,374    $ 6,109,371     $(4,330,395)  $ 2,147,077
Net income                                     -                  -                  -        427,905               -       427,905
------------------------------------------------------------------------------------------------------------------------------------
Cash dividends                                 -                  -                  -       (127,549)              -      (127,549)
------------------------------------------------------------------------------------------------------------------------------------
Repurchase of common stock,
   including transaction costs            (8,746)                 -                  -              -        (199,985)     (199,985)
------------------------------------------------------------------------------------------------------------------------------------
Retirement of treasury stock                   -            (81,869)                 -     (4,241,052)      4,322,921             -
------------------------------------------------------------------------------------------------------------------------------------
Two-for-one stock split                        -            107,858           (107,858)             -               -             -
------------------------------------------------------------------------------------------------------------------------------------
Exercise of stock options and other        4,761                380             12,987           (806)         56,446        69,007
Balance, February 3, 2001                425,943           $216,096          $  83,503    $ 2,167,869     $  (151,013)  $ 2,316,455

The accompanying Notes are an integral part of the Consolidated Financial Statement.

12 CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------------------------------------------
(Thousands)
Assets                                                   February 3, 2001                           January 29, 2000
--------------------------------------------------------------------------------------------------------------------
Current assets
--------------------------------------------------------------------------------------------------------------------
   Cash and equivalents                                        $  563,547                                 $  817,268
--------------------------------------------------------------------------------------------------------------------
   Accounts receivable                                             93,745                                    108,794
--------------------------------------------------------------------------------------------------------------------
   Inventories                                                  1,157,140                                  1,050,913
--------------------------------------------------------------------------------------------------------------------
   Other                                                          253,366                                    307,780
Total current assets                                            2,067,798                                  2,284,755
--------------------------------------------------------------------------------------------------------------------
Property and equipment, net                                     1,394,619                                  1,229,612
--------------------------------------------------------------------------------------------------------------------
Deferred income taxes                                             132,028                                    125,145
--------------------------------------------------------------------------------------------------------------------
Other assets                                                      493,677                                    486,655
Total assets                                                   $4,088,122                                 $4,126,167

Liabilities and Shareholders' Equity
--------------------------------------------------------------------------------------------------------------------
Current liabilities
--------------------------------------------------------------------------------------------------------------------
   Accounts payable                                            $  273,021                                 $  256,306
--------------------------------------------------------------------------------------------------------------------
   Current portion of long-term debt                                    -                                    250,000
--------------------------------------------------------------------------------------------------------------------
   Accrued expenses                                               581,584                                    538,310
--------------------------------------------------------------------------------------------------------------------
   Income taxes                                                   145,580                                    190,936
Total current liabilities                                       1,000,185                                  1,235,552
--------------------------------------------------------------------------------------------------------------------
Long-term debt                                                    400,000                                    400,000
--------------------------------------------------------------------------------------------------------------------
Other long-term liabilities                                       228,397                                    224,530
--------------------------------------------------------------------------------------------------------------------
Minority interest                                                 143,085                                    119,008
--------------------------------------------------------------------------------------------------------------------
Shareholders' equity
--------------------------------------------------------------------------------------------------------------------
   Common stock                                                   216,096                                    189,727
--------------------------------------------------------------------------------------------------------------------
   Paid-in capital                                                 83,503                                    178,374
--------------------------------------------------------------------------------------------------------------------
   Retained earnings                                            2,167,869                                  6,109,371
                                                                2,467,468                                  6,477,472
   Less: treasury stock, at average cost                         (151,013)                                (4,330,395)
Total shareholders' equity                                      2,316,455                                  2,147,077
Total liabilities and shareholders' equity                     $4,088,122                                 $4,126,167

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
----------------------------------------------------------------------------------------------------------------------
(Thousands)
Operating Activities                                         2000                     1999                       1998
----------------------------------------------------------------------------------------------------------------------
Net income                                               $427,905                 $460,759                 $2,046,494
----------------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net income to net cash
   provided by (used for) operating activities:
----------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                             271,146                  272,443                    286,000
----------------------------------------------------------------------------------------------------------------------
Special and nonrecurring items, net of income taxes         5,900                  (13,501)                (1,705,030)
----------------------------------------------------------------------------------------------------------------------
Minority interest, net of dividends paid                   47,046                   50,517                     40,838
----------------------------------------------------------------------------------------------------------------------
Loss on sale of subsidiary stock, net of income taxes           -                    2,198                          -
----------------------------------------------------------------------------------------------------------------------
Change in Assets and Liabilities
----------------------------------------------------------------------------------------------------------------------
Accounts receivable                                        15,049                  (36,775)                     4,704
----------------------------------------------------------------------------------------------------------------------
Inventories                                              (106,227)                 (54,270)                  (153,667)
----------------------------------------------------------------------------------------------------------------------
Accounts payable and accrued expenses                      52,989                  (20,201)                    45,580
----------------------------------------------------------------------------------------------------------------------
Income taxes                                               (9,761)                 (83,637)                    25,895
----------------------------------------------------------------------------------------------------------------------
Other assets and liabilities                               65,048                   21,208                    (13,439)
Net cash provided by operating activities                 769,095                  598,741                    577,375
----------------------------------------------------------------------------------------------------------------------
Investing Activities
----------------------------------------------------------------------------------------------------------------------
Capital expenditures                                     (446,176)                (375,405)                  (347,356)
----------------------------------------------------------------------------------------------------------------------
Net proceeds (expenditures) related to
   Easton real estate investment                          (22,485)                  10,635                     31,073
----------------------------------------------------------------------------------------------------------------------
Net proceeds from sale of partial interest in
subsidiary and investee                                         -                  182,000                    131,262
----------------------------------------------------------------------------------------------------------------------
Decrease in restricted cash                                     -                  351,600                          -
Net cash provided by (used for) investing activities     (468,661)                 168,830                   (185,021)
----------------------------------------------------------------------------------------------------------------------
Financing Activities
----------------------------------------------------------------------------------------------------------------------
Repayment of long-term debt                              (250,000)                (300,000)                         -
----------------------------------------------------------------------------------------------------------------------
Proceeds from issuance of long-term debt                        -                  300,000                          -
----------------------------------------------------------------------------------------------------------------------
Repurchase of common stock, including transaction costs  (199,985)                (752,612)                   (43,095)
----------------------------------------------------------------------------------------------------------------------
Repurchase of Intimate Brands, Inc. common stock          (31,391)                 (62,639)                  (120,844)
----------------------------------------------------------------------------------------------------------------------
Dividends paid                                           (127,549)                (130,449)                  (124,203)
----------------------------------------------------------------------------------------------------------------------
Dividend received from Limited Too                              -                   50,000                          -
----------------------------------------------------------------------------------------------------------------------
Settlement of Limited Too (1999) and Abercrombie &
   Fitch (1998) intercompany accounts                           -                   12,000                    (47,649)
----------------------------------------------------------------------------------------------------------------------
Proceeds from exercise of stock options and other          54,770                   63,080                     67,359
Net cash used for financing activities                   (554,155)                (820,620)                  (268,432)
Net increase (decrease) in cash and equivalents          (253,721)                 (53,049)                   123,922
Cash and equivalents, beginning of year                   817,268                  870,317                    746,395
Cash and equivalents, end of year                        $563,547                 $817,268                   $870,317

The accompanying Notes are an integral part of these Consolidated Financial Statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies
Principles of Consolidation

The Limited, Inc. (the "Company") sells women's and men's apparel, women's intimate apparel and personal care products under various trade names through its specialty retail stores and direct response (catalog and e-commerce) businesses.

   The consolidated financial statements include the accounts of the Company and its subsidiaries, including Intimate Brands, Inc. ("IBI"), an 84%-owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation. The consolidated financial statements include the results of Galyan's Trading Co. ("Galyan's") through August 31, 1999, when a third party purchased a majority interest; Limited Too ("TOO") through August 23, 1999, when it was established as an independent company; and Abercrombie & Fitch ("A&F") through May 19, 1998, when it was established as an independent company.

   Investments in unconsolidated affiliates over which the Company exercises significant influence but does not have control, including Galyan's for periods after August 31, 1999, are accounted for using the equity method The Company's share of the net income or loss of those unconsolidated affiliates is included in other income (expense).

Fiscal Year

The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years are designated in the financial statements and notes by the calendar year in which the fiscal year commences. The results for fiscal year 2000 represent the fifty-three-week period ended February 3, 2001 and results for fiscal years 1999 and 1998 represent the fifty-two-week periods ended January 29, 2000 and January 30, 1999.

Cash and Equivalents

Cash and equivalents include amounts on deposit with financial institutions and money market investments with original maturities of less than 90 days.

Inventories

Inventories are principally valued at the lower of average cost or market, on a first-in first-out basis, using the retail method.

Store Supplies

The initial shipment of selling-related supplies (including, but not limited to, hangers, signage, security tags and packaging) is capitalized at the store opening date. In lieu of amortizing the initial balance, subsequent shipments are expensed, except for new merchandise presentation programs, which are capitalized. Store supplies are periodically adjusted as appropriate for changes in actual quantities or costs.

Direct Response Advertising

Direct response advertising relates primarily to the production and distribution of the Company's catalogs and is amortized over the expected future revenue stream, which is principally three months from the date catalogs are mailed. All other advertising costs are expensed at the time the promotion first appears in media or in the store. Catalog and advertising costs amounted to $359 million, $324 million and $303 million in 2000, 1999 and 1998.

Long-lived Assets

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

   Goodwill is amortized on a straight-line basis over 30 years. Additionally, goodwill related to a 1998 buyback of IBI stock reverses as the shares are reissued to cover shares needed for employee benefit plans. The cost of intellectual property assets is amortized based on the sell-through of the related products, over the shorter of the term of the license agreement or the estimated useful life of the asset, not to exceed 10 years.

   Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that full recoverability is questionable. Factors used in the valuation include, but are not limited to, management's plans for future operations, brand initiatives, recent operating results and projected cash flows.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect in the years when those temporary differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Shareholders' Equity

At February 3, 2001, 500 million shares of $0.50 par value common stock were authorized and 432.2 million shares were issued. At February 3, 2001 and January 29, 2000, 425.9 million shares and 429.9 million shares were outstanding. Ten million shares of $1.00 par value preferred stock were authorized, none of which were issued.

   On May 2, 2000, the Company declared a two-for-one stock split ("stock split") in the form of a stock dividend distributed on May 30, 2000 to shareholders of record on May 12, 2000. Shareholders' equity reflects the reclassification of an amount equal to the par value of the increase in issued common shares ($107.9 million) from paid-in capital to common stock. In conjunction with the stock split, the Company retired 163.7 million treasury shares with a cost of $4.3 billion. A noncash charge was made against retained earnings for the excess cost of treasury stock over its par value. All share and per share data throughout this report has been restated to reflect the stock split.

   Also in 2000, the Company repurchased 8.7 million shares of its common stock for $200 million.

   On June 3, 1999, the Company completed an issuer tender offer by purchasing 30 million shares of its common stock at $25 per share and on May 19, 1998, the Company acquired 94.2 million shares of its common stock via a tax-free exchange offer to establish A&F as an independent company (see Note 2).

Revenue Recognition

The Company recognizes sales upon customer receipt of the merchandise. Shipping and handling revenues are included in net sales and the related costs are included in costs of goods sold, buying and occupancy. Revenue for gift certificate sales and store credits is recognized at redemption. A reserve is provided for projected merchandise returns based on prior experience.

   The Company's revenue recognition policy is consistent with the guidance contained in the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," the adoption of which did not have a material effect on the consolidated financial statements.

Earnings Per Share

Net income per share is computed in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." Earnings per basic share is computed based on the weighted average number of outstanding common shares. Earnings per diluted share includes the weighted average effect of dilutive options and restricted stock on the weighted average shares outstanding. Additionally, earnings per diluted share includes the impact of the dilutive options and restricted stock at IBI as a reduction to earnings. This resulted in a $0.01 reduction to 2000 and 1999 earnings per diluted share and no impact to 1998 earnings per diluted share.


(Thousands)

Weighted Average Common
Shares Outstanding                        2000           1999           1998
--------------------------------------------------------------------------------
Basic shares                           427,604        439,164        481,814
Effect of dilutive options
   and restricted stock                 15,444         16,400         10,824

Diluted shares                         443,048        455,564        492,638

The computation of earnings per diluted share excludes options to purchase 1.1 million, 0.6 million and 4.4 million shares of common stock in 2000, 1999 and 1998, because the options' exercise price was greater than the average market price of the common shares during the year. In addition, shares that were previously subject to the Contingent Stock Redemption Agreement (see Note 8) were excluded from the dilution calculation in 1998 because their redemption would not have had a dilutive effect on earnings per share.

Gains on Sale of Subsidiary Stock

Gains in connection with the sale of subsidiary stock are recognized in the period the transaction is closed.

  Effective August 31, 1999, an affiliate of Freeman, Spogli & Co. (together with Galyan's management) purchased a 60% majority interest in Galyan's, and the Company retained a 40% interest. In addition, the Company sold certain property for $71 million to a third party, which then leased the property to Galyan's under operating leases. The Company received total cash proceeds from these transactions of approximately $182 million, as well as subordinated debt and warrants of $20 million from Galyan's. During the first five years, interest (at 12% to 13%) on the subordinated debt may be paid in kind rather than in cash. The transactions resulted in a third quarter pretax gain on sale of subsidiary stock of $11 million, offset by a $6 million provision for taxes. In addition, the revised tax basis of the Company's remaining investment in Galyan's resulted in an additional $7 million deferred tax expense.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Because actual results may differ from those estimates, the Company revises its estimates and assumptions as new information becomes available.

Reclassifications

In the fourth quarter of 2000, the Company adopted Emerging Issues Task Force ("EITF") Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs." As a result, the Company reclassified shipping and handling revenues from general, administrative and store operating expenses to net sales. The related shipping costs were reclassified from general, administrative and store operating expenses to costs of goods sold, buying and occupancy. Additionally, the Company has reclassified discounts on sales to associates as a reduction to net sales. Such discounts were previously recorded in general, administrative and store operating expenses. These and certain other prior year amounts have been reclassified to conform to the current year presentation.

2. Special and Nonrecurring Items

During the fourth quarter of 2000, the Company recorded a $9.9 million special and nonrecurring charge to close Bath & Body Works' United Kingdom stores. All nine stores are scheduled to close during the first quarter of 2001. The charge consisted of store and other asset write-offs of $4.9 million and accruals for lease termination and other costs of $5.0 million.

   During the fourth quarter of 1999, the Company recognized the reversal of a $36.6 million liability related to downsizing costs for Henri Bendel, initially recognized as a special and nonrecurring charge to operating income in 1997. The execution of the plan to downsize the remaining Henri Bendel store in New York was primarily based on negotiations with the original landlord. However, a change in landlords ultimately resulted in the termination of negotiations during the fourth quarter of 1999, which prevented the completion of the original plan. As a result, the Company reversed the $36.6 million liability through the special and nonrecurring items classification.

   On July 15, 1999, the Company's Board of Directors approved a formal plan to spin-off Limited Too. The record date for the spin-off was August 11, 1999, with Limited shareholders receiving one share of Too, Inc. (the successor company to Limited Too) common stock for every seven shares of Limited common stock held on that date. The spin-off was completed on August 23, 1999. The Company recorded the spin-off as a $25 million dividend, which represented the carrying value of the net assets underlying the common stock distributed. As part of the transaction, the Company received total proceeds of $62 million that included a $50 million dividend from TOO and a $12 million repayment of advances to TOO. During the second quarter of 1999, the Company recognized a $13.1 million charge for transaction costs related to the spin-off.

   On May 19, 1998, the Company completed a tax-free exchange offer to establish A&F as an independent company. A total of 94.2 million shares of the Company's common stock were exchanged at a ratio of 0.86 of a share of A&F common stock for each Limited share tendered. In connection with the exchange, the Company recorded a $1.651 billion tax-free gain. This gain was measured based on the $21.81 per share market value of the A&F common stock at the expiration date of the exchange offer. In addition, on June 1, 1998, a $5.6 million dividend was effected through a pro rata spin-off to shareholders of the Company's remaining
6.2 million A&F shares. Limited shareholders of record as of the close of trading on May 29, 1998 received .013673 of a share of A&F for each Limited share owned at that time.

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

14
3. Property and Equipment, Net


(Thousands)

Property and Equipment, at Cost                           2000          1999
--------------------------------------------------------------------------------
Land, buildings and improvements                    $  362,997    $  390,121
Furniture, fixtures and equipment                    2,079,567     2,020,651
Leaseholds and improvements                            655,736       498,232
Construction in progress                                46,748        35,823
Total                                                3,145,048     2,944,827
Less: accumulated depreciation and amortization      1,750,429     1,715,215
Property and equipment, net                         $1,394,619    $1,229,612

4. Leased Facilities, Commitments and Contingencies

Annual store rent consists of a fixed minimum amount and/or contingent rent based on a percentage of sales exceeding a stipulated amount. Store lease terms generally require additional payments covering taxes, common area costs and certain other expenses.

   For leases that contain predetermined fixed escalations of the minimum rentals and/or rent abatements, the Company recognizes the related rental expense on a straight-line basis and records the difference between the recognized rental expense and amounts payable under the leases as deferred lease credits, which are included in other long-term liabilities. At February 3, 2001 and January 29, 2000, this liability amounted to $106.9 million and $124.5 million.

(Thousands)

Rent Expense                           2000             1999           1998
--------------------------------------------------------------------------------
Store rent
   Fixed minimum                   $624,769         $635,543       $666,729
   Contingent                        57,300           53,371         39,642
Total store rent                    682,069          688,914        706,371
Equipment and other                  29,051           32,201         22,511
Total rent expense                 $711,120         $721,115       $728,882

At February 3, 2001, the Company was committed to noncancelable leases with remaining terms generally from one to twenty years. A substantial portion of these commitments consists of store leases with initial terms ranging from ten to twenty years, with options to renew at varying terms.


(Thousands)

Minimum Rent Commitments Under Noncancelable Leases
--------------------------------------------------------------------------------
2001                                                            $644,469
2002                                                             611,467
2003                                                             562,669
2004                                                             507,577
2005                                                             441,874
Thereafter                                                       959,268


The Company has a non-controlling interest in a partnership that owns and is developing the Easton Town Center, a commercial entertainment and shopping center in Columbus, Ohio. The partnership's principal funding source is a $189 million secured loan, $126 million of which was outstanding at February 3, 2001. The Company and one of its partners have guaranteed the first $75 million of this loan and completion of the "Fashion District" within the Easton Town Center. The Company and one of its partners have also indemnified the lender against any environmental matters related to the Easton Town Center.

5. Accrued Expenses


(Thousands)

Accrued Expenses                                        2000          1999
--------------------------------------------------------------------------------
Compensation, payroll taxes and benefits            $ 84,885      $110,803
Deferred revenue                                     130,729       125,500
Taxes, other than income                              56,782        46,878
Interest                                              10,504        18,053
Other                                                298,684       237,076
Total                                               $581,584      $538,310



6. Income Taxes


(Thousands)

Provision for Income Taxes                2000           1999            1998
--------------------------------------------------------------------------------
Currently payable
   Federal                            $251,700       $389,000        $194,100
   State                                27,700         58,000          38,800
   Foreign                               6,000          2,100           4,500
   Total                               285,400        449,100         237,400
Deferred
   Federal                              16,500        (82,100)         53,100
   State                                29,100          4,000          14,500
   Total                                45,600        (78,100)         67,600
Total provision                       $331,000       $371,000        $305,000

The foreign component of pretax income, arising principally from overseas sourcing operations, was $69.7 million, $41.5 million and $65.5 million in 2000, 1999 and 1998.

Reconciliation Between the Statutory Federal
Income Tax Rate and the Effective Tax Rate           2000      1999     1998
--------------------------------------------------------------------------------
Federal income tax rate                             35.0%     35.0%    35.0%
State income taxes, net of
   Federal income tax effect                         4.5%      4.5%     4.5%
Other items, net                                     0.5%      0.5%     0.4%
Total                                               40.0%     40.0%    39.9%

The reconciliation between the statutory Federal income tax rate and the effective income tax rate on pretax earnings excludes minority interest and, in 1998, the nontaxable gain from the split-off of A&F.

   Income taxes payable included net current deferred tax liabilities of $14.1 million at February 3, 2001. Other current assets included net current deferred tax assets of $38.5 million at January 29, 2000. Income tax payments were $315.5 million, $408.8 million and $241.7 million for 2000, 1999 and 1998.

   The Internal Revenue Service has assessed the Company for additional taxes and interest for the years 1992 to 1996 relating to the undistributed earnings of foreign affiliates for which the Company has provided deferred taxes. On September 7, 1999, the United States Tax Court sustained the position of the IRS with respect to the 1992 year. In connection with an appeal of the Tax Court judgment, in 1999 the Company made a $112 million payment of taxes and interest for the years 1992 to 1998 that reduced deferred tax liabilities. Management believes the ultimate resolution of this matter will not have a material adverse effect on the Company's results of operations or financial condition.

(Thousands)

Effect of Temporary
Differences That Give Rise                            2000                                             1999
to Deferred Income Taxes              Assets       Liabilities           Total         Assets       Liabilities         Total
------------------------------------------------------------------------------------------------------------------------------
Tax under book
   depreciation                     $  3,400                -        $   3,400       $  14,800               -       $  14,800
Undistributed
   earnings of
   foreign affiliates                      -        $ (34,700)         (34,700)              -       $ (28,100)        (28,100)
Special and
   nonrecurring items                 30,100                -           30,100          37,100               -          37,100
Rent                                  24,400                -           24,400          54,900               -          54,900
Inventory                             25,200                -           25,200          46,300               -          46,300
Investments in unconsolidated
   affiliates                          5,500                -            5,500               -          (3,800)         (3,800)
State income
   taxes                              41,200                -           41,200          34,000               -          34,000
Other, net                            22,900                -           22,900          55,200         (46,800)          8,400
Total deferred income taxes         $152,700        $ (34,700)       $ 118,000       $ 242,300       $ (78,700)      $ 163,600

7. Long-term Debt

(Thousands)


Unsecured Long-term Debt                         2000                   1999
----------------------------------------------------------------------------
7 1/2%  Debentures due March 2023            $250,000               $250,000
7 4/5%  Notes due May 2002                    150,000                150,000
9 1/8%  Notes due February 2001                     -                150,000
Floating rate notes                                 -                100,000
                                              400,000                650,000
Less: current portion of long-term debt             -                250,000
Total                                        $400,000               $400,000


The 7 1/2% debentures may be redeemed at the option of the Company, in whole or in part, at any time on or after March 15, 2003, at declining premiums.

   The Company maintains a $1 billion unsecured revolving credit agreement (the "Agreement"), established on September 29, 1997. Borrowings outstanding under the Agreement, if any, are due September 28, 2002. However, the revolving term of the Agreement may be extended an additional two years upon notification by the Company on September 29, 2001, subject to the approval of the lending banks. The Agreement has several borrowing options, including interest rates that are based on either the lender's "base rate," as defined, LIBOR, CD-based options or at a rate submitted under a bidding process. Facilities fees payable under the Agreement are based on the Company's long-term credit ratings, and currently approximate 0.1% of the committed amount per annum.

   The Agreement supports the Company's commercial paper program, which is used from time to time to fund working capital and other general corporate requirements. No commercial paper or amounts under the Agreement were outstanding at February 3, 2001 and January 29, 2000. The Agreement contains covenants relating to the Company's working capital, debt and net worth.

   The Company has a shelf registration statement, under which up to $250 million of debt securities and warrants to purchase debt securities may be issued.

   Interest paid was $65.8 million, $81.3 million and $68.6 million in 2000, 1999 and 1998.



8. Contingent Stock Redemption Agreement and Restricted Cash

On May 3, 1999, the Company, Leslie H. Wexner, Chairman and CEO of the Company, and The Wexner Children's Trust (the "Trust") entered into an agreement (the "Rescission

Agreement") rescinding the Contingent Stock Redemption Agreement dated as of January 26, 1996, as amended, among the Company, Mr. Wexner and the Trust. Pursuant to the Rescission Agreement, the rights and obligations of the Company, Mr. Wexner and the Trust under the Contingent Stock Redemption Agreement were terminated, and the Company used the $351.6 million of restricted cash to purchase shares in the Company's tender offer, which expired on June 1, 1999.

   The Company earned interest of $4.1 million and $17.9 million in 1999 and 1998 on the restricted cash.

9. Stock Options and Restricted Stock

Under the Company's stock plans, associates may be granted up to a total of 62.9 million restricted shares and options to purchase the Company's common stock at the market price on the date of grant. Options generally vest 25% per year over the first four years of the grant. Of the options granted, 0.6 million in 2000,
5.0 million in 1999 and 4.6 million in 1998 had graduated vesting schedules of six or more years. Options have a maximum term of ten years.

   Under separate IBI stock plans, IBI associates may be granted up to a total of 36.8 million restricted shares and options to purchase IBI's common stock at the market price on the date of grant. As of February 3, 2001, options to purchase 14.5 million IBI shares were outstanding, of which 4.6 million options were exercisable. Under these plans, options generally vest over periods from four to six years.

   The Company measures compensation expense under APB Opinion No. 25, "Accounting for Stock Issued to Employees," and no compensation expense has been recognized for its stock option plans. In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model discussed below. If compensation expense had been determined using the estimated fair value of options under SFAS No. 123, the pro forma effects on net income and earnings per share, including the impact of options issued by IBI, would have been a reduction of approximately $22.3 million or $0.05 per share in 2000, $18.7 million or $0.04 per share in 1999 and $13.9 million or $0.03 per share in 1998.

   The weighted average per share fair value of options granted ($5.19, $5.64 and $4.16 during 2000, 1999 and 1998) was used to calculate the pro forma compensation expense. The fair value was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions for 2000, 1999 and 1998: dividend yields of 2.3%, 2.1% and 2.2%; volatility of 36%, 32% and 29%; risk-free interest rates of 5%, 7% and 5%; assumed forfeiture rates of 20%, 20% and 20%; and expected lives of 4.3 years, 5.2 years and 6.3 years.

Restricted Shares

Approximately 41,000, 1,040,000 and 1,716,000 restricted Limited shares were granted in 2000, 1999 and 1998, with market values at date of grant of $0.7 million, $18.5 million and $27.4 million. Restricted shares generally vest either on a graduated scale over four years or 100% at the end of a fixed vesting period, principally five years. In 1999, 100,000 restricted shares were granted with a graduated vesting schedule over six years. Approximately 314,000 restricted shares granted in 1999 include performance requirements, all of which were met.

   Additionally, the expense recognized from the issuance of IBI restricted stock grants impacted the Company's consolidated results. IBI granted 59,000, 340,000 and 850,000 restricted shares in 2000, 1999 and 1998. Vesting terms for the IBI restricted shares are similar to those of The Limited. The market value of restricted shares is being amortized as compensation expense over the vesting period, generally four to six years. Compensation expense related to restricted stock awards, including expense related to awards granted at IBI, amounted to $15.0 million in 2000, $28.8 million in 1999 and $31.3 million in 1998.

Stock Options Outstanding at February 3, 2001

                                  Options Outstanding                                        Options Exercisable
---------------------------------------------------------------------------               --------------------------
                                             Weighted
                                              Average              Weighted                                   Weighted
Range of                                    Remaining               Average                                    Average
Exercise               Number             Contractual              Exercise               Number              Exercise
 Prices           Outstanding                    Life                 Price          Exercisable                 Price
----------------------------------------------------------------------------------------------------------------------
 $7-$10             8,649,000                     5.8                   $ 9            3,889,000                   $ 9
 $11-$15           10,732,000                     6.3                   $12            4,232,000                   $12
 $16-$20            8,990,000                     8.4                   $16            2,193,000                   $16
 $21-$27            1,836,000                     9.0                   $22              160,000                   $22
 $7-$27            30,207,000                     6.9                   $13           10,474,000                   $12

                                                                                                        Weighted Average
                                                             Number of                                      Option Price
Stock Option Activity                                           Shares                                         Per Share
------------------------------------------------------------------------------------------------------------------------
1998
Outstanding at beginning of year                            28,140,000                                           $ 9.85
Granted                                                      7,770,000                                            13.16
Exercised                                                   (4,878,000)                                            9.31
Canceled                                                    (1,186,000)                                           12.13
Outstanding at end of year                                  29,846,000                                           $10.71
Options exercisable at end of year                           8,908,000                                           $ 9.79
1999
Outstanding at beginning of year                            29,846,000                                           $10.71
Granted                                                     10,014,000                                            17.31
Exercised                                                   (5,348,000)                                            9.20
Canceled                                                    (1,938,000)                                           11.95
Outstanding at end of year                                  32,574,000                                           $12.03
Options exercisable at end of year                           8,114,000                                           $ 9.68
2000
Outstanding at beginning of year                            32,574,000                                           $12.03
Granted                                                      4,075,000                                            17.39
Exercised                                                   (4,157,000)                                           10.22
Canceled                                                    (2,285,000)                                           14.03
Outstanding at end of year                                  30,207,000                                           $12.86
Options exercisable at end of year                          10,474,000                                           $11.53

10. Retirement Benefits

The Company sponsors a qualified defined contribution retirement plan and a nonqualified supplemental retirement plan. Participation in the qualified plan is available to all associates who have completed 1,000 or more hours of service with the Company during certain 12-month periods and attained the age of 21. Participation in the nonqualified plan is subject to service and compensation requirements. Company contributions to these plans are based on a percentage of associates' eligible annual compensation. The cost of these plans was $57.9 million in 2000, $53.7 million in 1999 and $52.5 million in 1998. The liability for the nonqualified plan at February 3, 2001 and January 29, 2000 amounted to $107.0 million and $87.1 million and is included in other long-term liabilities.

11. Derivatives, Fair Value of Financial Instruments and Concentration of Credit Risk

The Company uses forward contracts on a limited basis, in order to reduce market risk exposure associated with fluctuations in foreign currency rates on a small volume of its merchandise purchases. These financial instruments are designated at inception as hedges, and are monitored to determine their effectiveness as hedges. The Company does not hold or issue financial instruments for trading purposes.

   At January 29, 2000, the Company had an interest rate swap that effectively changed the Company's interest rate exposure on $100 million of variable rate debt to a fixed rate of 8.09% through July 2000. There were no interest rate swaps outstanding at February 3, 2001.

Fair Value

The carrying value of cash equivalents, accounts receivable, accounts payable, current portion of long-term debt, and accrued expenses approximates fair value because of their short maturity. The fair value of long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The estimated fair value of the Company's long-term debt at February 3, 2001 and January 29, 2000 was $396.4 million and $371.8 million compared to the carrying value of $400.0 million in 2000 and 1999.

Concentration of Credit Risk

The Company is subject to concentration of credit risk relating to cash and equivalents. The Company maintains cash and equivalents with various major financial institutions, as well as corporate commercial paper. The Company monitors the relative credit standing of these financial institutions and other entities and limits the amount of credit exposure with any one entity. The Company also monitors the creditworthiness of the entities to which it grants credit terms in the normal course of business.

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

   The Company and IBI have entered into intercompany agreements for services that include merchandise purchases, capital expenditures, real estate management and leasing, inbound and outbound transportation and corporate services. These agreements specify that identifiable costs be passed through to IBI and that other service-related costs be allocated based on various methods. Costs are passed through and allocated to the apparel businesses in a similar manner. Management believes that the methods of allocation are reasonable.

   As a result of its spin-off, the operating results of TOO are included in the "Other" category for all periods presented. The operating results of Galyan's (which were consolidated through August 31, 1999 and accounted for using the equity method thereafter) are also included in the "Other" category.

(Thousands)

                                   Apparel               Intimate                                  Reconciling
Segment Information             Businesses                 Brands                * Other                 Items                Total
-----------------------------------------------------------------------------------------------------------------------------------
2000
-----------------------------------------------------------------------------------------------------------------------------------
Net sales                       $4,948,829             $5,117,199             $   38,578                     -          $10,104,606
Intersegment sales                 628,766                      -                      -          + $ (628,766)                   -
Depreciation and
  amortization                      99,109                122,172                 49,865                     -              271,146
Operating income (loss)            123,477                754,356                 (1,817)             **(9,900)             866,116
Total assets                     1,160,758              1,457,348              1,356,953          /\   113,063            4,088,122
Capital expenditures               115,879                245,127                 85,170                     -              446,176

1999
-----------------------------------------------------------------------------------------------------------------------------------
Net sales                       $4,708,681             $4,632,029             $  425,510                     -          $ 9,766,220
Intersegment sales                 570,659                      -                      -          + $ (570,659)                   -
Depreciation and
  amortization                     107,810                104,625                 60,008                     -              272,443
Operating income (loss)            131,728                793,516                (17,936)         #     23,501              930,809
Total assets                     1,106,072              1,384,432              1,611,922          /\    23,741            4,126,167
Capital expenditures               118,710                205,516                 51,179                     -              375,405

1998
-----------------------------------------------------------------------------------------------------------------------------------
Net sales                       $4,588,887             $3,988,594             $  787,269                     -          $ 9,364,750
Intersegment sales                 457,204                      -                      -          + $ (457,204)                   -
Depreciation and
  amortization                     126,438                101,221                 58,341                     -              286,000
Operating income (loss)            (45,353)               670,849                 58,197          @  1,740,030            2,423,723
Total assets                     1,186,243              1,448,077              1,909,528              /\ 5,860            4,549,708
Capital expenditures                68,695                121,543                157,118                     -              347,356

* Included in the "Other" category are Henri Bendel, Galyan's (through August 31, 1999), TOO (through August 23, 1999), A&F (through May 19, 1998), non-core real estate, equity investments and corporate. None of the businesses included in "Other" are significant operating segments.

+  Represents intersegment sales elimination.

/\ Represents intersegment receivable/payable elimination.

Special and nonrecurring items--

** 2000: a $9.9 million charge for Intimate Brands to close Bath & Body Works' nine stores in the United Kingdom.

# 1999: 1) a $13.1 million charge for transaction costs related to the TOO spin-off; and 2) the reversal of a $36.6 million liability related to downsizing costs for Henri Bendel. These special items relate to the "Other" category.

@ 1998: 1) a $1.651 billion tax-free gain on the split-off of A&F; 2) a $93.7 million gain from the sale of the Company's remaining interest in Brylane; and 3) a $5.1 million charge for severance and other associate termination costs related to the closing of Henri Bendel stores. These special items relate to the "Other" category.


13. Quarterly Financial Data (Unaudited)

Summarized quarterly financial results for 2000 and 1999 follow (thousands except per share amounts):

2000 Quarters *                                              First                   Second                 Third            Fourth
-----------------------------------------------------------------------------------------------------------------------------------
Net sales                                               $2,124,986               $2,289,317            $2,168,375        $3,521,928
Gross income                                               698,047                  742,418               719,555         1,277,197
Net income                                                  62,950                   77,573                49,231           238,151
Net income per share:
  Basic                                                 $     0.15               $     0.18            $     0.12        $     0.56
  Diluted                                                     0.14                     0.17                  0.11              0.54

1999 Quarters *
-----------------------------------------------------------------------------------------------------------------------------------
Net sales                                               $2,117,068               $2,289,250            $2,064,068        $3,295,834
Gross income                                               647,036                  727,930               656,992         1,291,199
Net income                                                  45,451                   57,482                41,362           316,464
Net income per share:
  Basic                                                 $     0.10               $     0.13            $     0.10        $     0.74
  Diluted                                                     0.10                     0.12                  0.09              0.70

* Net sales and gross income for 1999 and the first three quarters of 2000 reflect the reclassification of shipping and handling revenues and costs and associate discounts (see Note 1).

2000: Special and nonrecurring items included a $9.9 million charge in the fourth quarter to close Bath & Body Works' nine stores in the United Kingdom. 1999: Special and nonrecurring items included a $13.1 million charge in the second quarter for transaction costs related to the TOO spin-off and the reversal of a $36.6 million liability in the fourth quarter related to downsizing costs for Henri Bendel.


MARKET PRICE AND DIVIDEND INFORMATION

The Company's common stock is traded on the New York Stock Exchange ("LTD") and the London Stock Exchange. On February 3, 2001, there were approximately 77,000 shareholders of record. However, when including active associates who participate in the Company's stock purchase plan, associates who own shares through Company-sponsored retirement plans and others holding shares in broker accounts under street names, the Company estimates the shareholder base to be approximately 190,000.

                        Market Price       Cash Dividend
Fiscal Year 2000     High           Low        Per Share
--------------------------------------------------------
4th quarter        $27.78        $14.44           $0.075
3rd quarter         24.92         18.18            0.075
2nd quarter         25.58         20.79            0.075
1st quarter         25.61         14.23            0.075

Fiscal Year 1999
--------------------------------------------------------
4th quarter        $21.91        $15.25           $0.075
3rd quarter       * 22.97         18.22            0.075
2nd quarter         25.06         22.09            0.075
1st quarter         22.00         17.13            0.075

* Limited Too was spun off to The Limited shareholders in the form of a dividend valued at approximately $1.18 per share on the date of the spin-off (August 23, 1999).

================================================================================
REPORT OF INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------

To the Board of Directors and
Shareholders of The Limited, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of The Limited, Inc. and its subsidiaries at February 3, 2001 and January 29, 2000, and the results of their operations and their cash flows for each of the three years in the period ended February 3, 2001 (on pages 11-16) in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                                                  /s/ PricewaterhouseCoopers LLP
                                                                  Columbus, Ohio
                                                                   March 1, 2001