Form 10-K, Exhibit 13
period 2003-02-01
LIMITED BRANDS INC
filed 2003-04-18
CIK 701985

                                                                      EXHIBIT 13

======================================================================================================================
                                                                                   (Millions except per share amounts,
Financial Summary                                                                ratios, and store and associate data)
======================================================================================================================


Summary of Operations@                                             2002       #2001      *2000      #1999      #1998
----------------------------------------------------------------------------------------------------------------------
Net sales                                                         $ 8,445   $  8,423   $  9,080   $  8,765   $  8,436
Gross income                                                      $ 3,094   $  3,016   $  3,185   $  3,051   $  2,742
Operating income~                                                 $   838   $    896   $    832   $    881   $  2,426
Operating income as a percentage of sales~                            9.9%      10.6%       9.2%      10.1%      28.8%
Net income from continuing operations+                            $   496   $    506   $    407   $    431   $  2,048
Net income from continuing operations as a percentage of sales+       5.9%       6.0%       4.5%       4.9%      24.3%

----------------------------------------------------------------------------------------------------------------------
Per Share Results
Income per basic share: Continuing operations@+                   $  0.97   $   1.18   $   0.95   $   0.98   $   4.25
Income per diluted share: Continuing operations@+                 $  0.95   $   1.16   $   0.91   $   0.93   $   4.15
Dividends                                                         $  0.30   $   0.30   $   0.30   $   0.30   $   0.26
Book value                                                        $  9.28   $   6.39   $   5.44   $   5.00   $   4.78
Weighted average diluted shares outstanding                           522        435        443        456        493

----------------------------------------------------------------------------------------------------------------------
Other Financial Information
Total assets                                                      $ 7,246   $  5,094   $  4,487   $  4,557   $  5,034
Return on average assets+                                               8%        11%         9%        10%        42%
Working capital                                                   $ 2,347   $  1,330   $  1,034   $  1,049   $  1,127
Current ratio                                                         2.9        1.9        1.9        1.8        1.9
Capital expenditures                                              $   306   $    377   $    487   $    426   $    401
Long-term debt                                                    $   547   $    250   $    400   $    400   $    550
Debt-to-equity ratio                                                   11%         9%        17%        19%        25%
Shareholders' equity                                              $ 4,860   $  2,744   $  2,316   $  2,147   $  2,167
Return on average shareholders' equity+                                13%        21%        19%        21%        99%
Comparable store sales increase (decrease)&                             3%        (3%)        5%         8%         6%

----------------------------------------------------------------------------------------------------------------------
Stores and Associates at End of Year
Total number of stores open                                         4,036      4,614      5,129      5,023      5,382
Selling square feet (Thousands)                                    16,297     20,146     23,224     23,592     26,316
Number of associates                                               98,900    100,300    123,700    114,600    126,800

*    Fifty-three-week fiscal year.

# Includes the results of the following companies up until their disposition/separation date:

     1. Lane Bryant effective August 16, 2001;
     2. Galyan's Trading Co. ("Galyan's") effective August 31, 1999;
     3. Limited Too ("TOO") effective August 23, 1999; and
     4. Abercrombie & Fitch ("A&F") effective May 19, 1998.

@ As a result of its sale on November 27, 2002, Lerner New York's ("Lerner") operating results have been reflected as discontinued operations. Accordingly, Lerner's results are excluded for all periods presented (see
     Note 3 to the Consolidated Financial Statements).

~ Operating income includes the effect of special and nonrecurring items of ($34) million in 2002, $170 million in 2001, ($10) million in 2000 (see
     Note 4 to the Consolidated Financial Statements), $24 million in 1999, and $1.740 billion in 1998.

+ In addition to the items discussed in ~, net income includes the effect of the following non-operating gains:

     1. $6 million related to Charming Shoppes, Inc. in 2002;
     2. $62 million related to Alliance Data Systems and Galyan's in 2001 (see
        Note 1 to the Consolidated Financial Statements); and
     3. $11 million related to Galyan's in 1999.

& A store is typically included in the calculation of comparable store sales when it has been open 12 months or more and it has not had a change in selling square footage of 20% or more. Additionally, stores of a given brand are excluded if total selling square footage for the brand in the mall changes by 20% or more through the opening or closing of a second store.

================================================================================
Management's Discussion and Analysis
--------------------------------------------------------------------------------

Results of Operations

On November 27, 2002, the Company sold one of its apparel businesses, Lerner New York ("Lerner"). Accordingly, Lerner's operating results have been reflected as discontinued operations and are excluded from the Management's Discussion and Analysis section (see Note 3 to the Consolidated Financial Statements).

Net sales for the fourth quarter of 2002 increased 4% to $2.966 billion from $2.839 billion for the fourth quarter of 2001. Comparable store sales were flat for the quarter. Gross income increased 1% to $1.235 billion in the fourth quarter of 2002 from $1.227 billion in 2001 and operating income was flat for the quarter at $588 million. Net income was $353 million in the fourth quarter of 2002 versus $327 million in 2001, and earnings per share were $0.66 versus $0.75 in 2001.

Net sales for the year ended February 1, 2003 were $8.445 billion, compared to $8.423 billion for the year ended February 2, 2002. Gross income increased 3% to $3.094 billion in 2002 from $3.016 billion in 2001 and operating income was $838 million in 2002 versus $896 million in 2001. Net income for 2002 was $502 million, or $0.96 per share, compared to $519 million, or $1.19 per share, in 2001.

There were a number of items in 2002 and 2001 that impact the comparability of the Company's reported financial results. See the "Special and Nonrecurring Items", "Gains on Investees' Stock" and "Adjusted Data" sections for a discussion of these items and for reconciliation tables.

------------------------------------------------------------------------------
The following summarized financial data compares reported 2002 sales and operating income results to the comparable periods for 2001 and 2000:

                                                                    % Change
======================================================================================
Net Sales (Millions)               2002     2001    *2000    2002 - 2001   2001 - 2000

--------------------------------------------------------------------------------------
Victoria's Secret Stores          $2,647   $2,403   $2,339        10%            3%
Victoria's Secret Direct             939      869      962         8%          (10%)
--------------------------------------------------------------------------------------
Total Victoria's Secret           $3,586   $3,272   $3,301        10%           (1%)

--------------------------------------------------------------------------------------
Bath & Body Works                 $1,781   $1,747   $1,785         2%           (2%)

--------------------------------------------------------------------------------------
Express                           $2,073   $2,044   $2,163         1%           (6%)
Limited Stores                       638      618      673         3%           (8%)
--------------------------------------------------------------------------------------
Total apparel businesses          $2,711   $2,662   $2,836         2%           (6%)

--------------------------------------------------------------------------------------
Other@                            $  367   $  742   $1,158        nm            nm
--------------------------------------------------------------------------------------
Total net sales                   $8,445   $8,423   $9,080         0%           (7%)

======================================================================================
Operating Income (Millions)
Victoria's Secret                 $  614   $  454   $  468        35%           (3%)
Bath & Body Works                    300      347      418       (14%)         (17%)
Apparel                              115       55       75       109%          (27%)
Other@                              (157)    (130)    (119)       nm            nm
--------------------------------------------------------------------------------------
Subtotal                             872      726      842        20%          (14%)
Special and nonrecurring items#      (34)     170      (10)       nm            nm
--------------------------------------------------------------------------------------
Total operating income            $  838   $  896   $  832        (6%)           8%

*    Fifty-three-week fiscal year.

@ Other includes Corporate, Mast, Henri Bendel, and Lane Bryant through its sale on August 16, 2001.

#    Special and nonrecurring items include the following:

     2002 - a $34 million non-cash charge related to the Intimate Brands, Inc.
            recombination,
     2001 - a $170 million gain resulting from the sale of Lane Bryant, and 2000 - a $10 million charge to close Bath & Body Works' nine stores in the
            United Kingdom.

nm   not meaningful

--------------------------------------------------------------------------------
The following summarized financial data compares reported 2002 results to the comparable periods for 2001 and 2000:

================================================================================
Comparable Store Sales                                       2002   2001   2000

--------------------------------------------------------------------------------
Victoria's Secret                                             6%     0%      5%

--------------------------------------------------------------------------------
Bath & Body Works                                            (3%)  (11%)     1%

--------------------------------------------------------------------------------
Express                                                       2%    (3%)    10%
Limited Stores                                                7%    (2%)     5%
--------------------------------------------------------------------------------
Total apparel businesses                                      3%    (3%)     9%

--------------------------------------------------------------------------------
Lane Bryant (through August 16, 2001)                        --      3%      2%
Henri Bendel                                                  7%    (6%)    (1%)

--------------------------------------------------------------------------------
Total comparable store sales                                  3%    (3%)     5%

                                                                               % Change
===============================================================================================
Store Data                                      2002     2001     2000    2002-2001   2001-2000

-----------------------------------------------------------------------------------------------
Retail sales per average   Victoria's Secret   $  581   $  555   $  572       5%          (3%)
selling square foot        Bath & Body Works   $  507   $  537   $  646      (6%)        (17%)
                           Apparel             $  331   $  313   $  319       6%          (2%)

-----------------------------------------------------------------------------------------------
Retail sales per average   Victoria's Secret   $2,626   $2,452   $2,523       7%          (3%)
store (Thousands)          Bath & Body Works   $1,095   $1,146   $1,349      (4%)        (15%)
                           Apparel             $1,898   $1,775   $1,798       7%          (1%)

-----------------------------------------------------------------------------------------------
Average store size         Victoria's Secret    4,599    4,449    4,391       3%           1%
at end of year             Bath & Body Works    2,177    2,144    2,122       2%           1%
(Selling square feet)      Apparel              5,811    5,677    5,651       2%           0%

-----------------------------------------------------------------------------------------------
Selling square feet at     Victoria's Secret    4,663    4,458    4,207       5%           6%
end of year (Thousands)    Bath & Body Works    3,568    3,463    3,039       3%          14%
                           Apparel              8,031    8,367    8,618      (4%)         (3%)

                        Victoria's Secret       Bath & Body Works            Apparel
-------------------------------------------------------------------------------------------
Number of Stores        2002    2001   2000    2002    2001    2000    2002    2001    2000
-------------------------------------------------------------------------------------------
Beginning of year      1,002     958    896   1,615   1,432   1,214   1,474   1,525   1,630
Opened                    33      60     75      51     191     230      22      18       4
Closed                   (21)    (16)   (13)    (27)     (8)    (12)    (98)    (69)   (109)
Express Integration*      --      --     --      --      --      --     (16)     --      --
-------------------------------------------------------------------------------------------
End of year            1,014   1,002    958   1,639   1,615   1,432   1,382   1,474   1,525

* Express Integration represents conversion of Express Women and Express Men stores to Express dual gender stores.

--------------------------------------------------------------------------------
Net Sales
Fourth Quarter
--------------------------------------------------------------------------------
2002 compared to 2001

Net sales for the fourth quarter of 2002 increased 4% to $2.966 billion from $2.839 billion for the fourth quarter of 2001. The increase was primarily driven by Victoria's Secret, partially offset by a sales decrease at the apparel businesses.

At Victoria's Secret, net sales for the fourth quarter of 2002 increased 10% to $1.282 billion from $1.169 billion in 2001. The increase was driven by the net increase in sales associated with new, closed and non-comparable remodeled stores of $39 million, an increase in comparable store sales of 5% or $38 million and an increase in sales at Victoria's Secret Direct of 13% or $36 million. The increase in comparable store sales was driven by strong performance in bras and panties, particularly the Very Sexy Collection, as well as a successful January semi-annual sale. In addition, Beauty had strong fourth quarter results, driven by fine fragrance gift sets, including the launch of the new Very Sexy for Her fragrance. The increase in sales at Victoria's Secret Direct was driven by continued strength in the clothing category and growth in intimate apparel. The clothing category continues to benefit from a more competitive price point offering and a broader casual assortment. Intimate apparel sales increased from last year due to growth in the panty and sleepwear categories. Additionally, the business continues to see growth in the Internet channel, with it representing approximately one-third of sales in 2002.

At Bath & Body Works, net sales for the fourth quarter of 2002 were $777 million compared to $767 million in 2001. The increase was primarily due to the net increase in sales associated with new, closed and non-comparable remodeled stores of $17 million, partially offset by a decrease in comparable store sales of 1% or $7 million. The decrease in comparable store sales was primarily driven by declines in the core bath products line, partially offset by an increase in sales of gift sets and growth in the Aromatherapy and True Blue Spa product lines.

At the apparel businesses, net sales for the fourth quarter of 2002 decreased 4% to $806 million from $839 million in 2001. The decrease in sales was primarily due to a decline in comparable store sales of 4% or $29 million, as well as a net decrease in sales associated with closed, new and non-comparable remodeled stores of $4 million. The decline in comparable store sales was driven primarily by poor performance in sweaters, both at Express and Limited Stores. The decline in sweaters at Express was partially offset by increases in knit tops, bottoms and dresses in the Women's business and woven shirts and ties in the Men's business. The decline in sweaters at Limited Stores was partially offset by increases in knit tops.

--------------------------------------------------------------------------------
2001 compared to 2000

Net sales for the thirteen-week fourth quarter of 2001 decreased 10% to $2.839 billion from $3.164 billion for the fourteen-week fourth quarter of 2000. Excluding sales of $263 million from Lane Bryant in 2000 (which was sold on August 16, 2001) and $134 million from the extra week in the fourth quarter of 2000 (the first week of the quarter), net sales increased 3% from the comparable thirteen-week period last year. This increase represented an improvement over the trend of the previous three quarters.

At Victoria's Secret, net sales for the fourth quarter of 2001 increased 6% to $1.169 billion compared to $1.107 billion in 2000. The increase was driven by an increase in comparable store sales of 10% or $74 million and the net increase in sales associated with new, closed and non-comparable remodeled stores of $37 million. These increases were partially offset by a sales decline of $52 million from the extra week in 2000. The increase in comparable store sales was driven by the successful launch of the Very Sexy Miracle Bra, which outperformed the 2000 launch of the Seamless Satin holiday offering. In addition, sleepwear sales increased in the fourth quarter, reflecting an improved merchandise assortment and a renewed emphasis on classic cotton and flannel pajamas and sleepshirts for gift giving. Sales at Victoria's Secret Direct, excluding the extra week in 2000, were about flat for the quarter due to a challenging and highly promotional catalogue sales environment. To drive sales during the holiday season, Victoria's Secret Direct changed its primary offer strategy from free shipping and handling to heavier merchandise discounts. This shift drove more orders; however, realized prices were lower. Additionally, pages mailed were reduced by 14% in an effort to target customers more efficiently.

At Bath & Body Works, net sales for the fourth quarter decreased 6% to $767 million from $820 million in 2000, due to a decrease in comparable store sales of 10% or $79 million and a sales decline of $30 million from the extra week in 2000, partially offset by the net increase in sales associated with new, closed and non-comparable remodeled stores of $56 million. The decline in comparable store sales was primarily the result of poor performance in the holiday fragrance and gift set merchandise assortments.

At the apparel businesses, net sales for the fourth quarter of 2001 decreased 7% to $839 million from $903 million in 2000. The decrease in sales was primarily due to a sales decline of $46 million from the extra week in 2000, the net decrease in sales associated with closed, new and non-comparable remodeled stores of $9 million and a comparable store sales decrease at Express of 2%, partially offset by a 1% increase in comparable store sales at Limited Stores.

--------------------------------------------------------------------------------
Net Sales
Full Year
--------------------------------------------------------------------------------
2002 compared to 2001

In 2002, net sales were $8.445 billion compared to $8.423 billion in 2001. Excluding sales from Lane Bryant of $495 million in 2001, net sales increased 7% in 2002.

At Victoria's Secret, net sales increased 10% to $3.586 billion in 2002 from $3.272 billion in 2001. The increase resulted from an increase in comparable store sales of 6% or $132 million, a net increase in sales associated with new, closed and non-comparable remodeled stores of $112 million and an increase in sales at Victoria's Secret Direct of 8% or $70 million. The increase in comparable store sales was driven by strong performance in the bra and panty categories throughout the year, as well as growth in the Beauty business resulting from the success of various fragrance launches in 2001 and 2002, particularly Very Sexy for Him and Her, Pink and Body by Victoria. The Beauty business also benefited from a strong gift set collection with a focus on price points of $50 and lower.

At Bath & Body Works, net sales increased 2% to $1.781 billion in 2002 from $1.747 billion in 2001. The net increase in sales associated with new, closed and non-comparable remodeled stores of $78 million was substantially offset by a decline in comparable store sales of 3% or $44 million. The decrease in comparable store sales was primarily driven by continued declines in transactions throughout the year, primarily driven by poor performance in the core bath products line.

At the apparel businesses, net sales increased 2% to $2.711 billion in 2002 from $2.662 billion in 2001. The increase was due to a comparable store sales increase of 3% or $72 million, partially offset by the net decrease in sales associated with closed, new and non-comparable remodeled stores of $23 million. The increase in comparable store sales was primarily driven by Express as a result of solid performance in knit and active tops in the Women's business and woven shirts and denim in the Men's business. Limited Stores also benefited from good performance in tops, particularly in the cut and sew and woven categories. These increases were partially offset by weak performance in sweaters across both businesses throughout the year.

--------------------------------------------------------------------------------
2001 compared to 2000

Net sales for the fifty-two-week fiscal year 2001 decreased 7% to $8.423 billion from $9.080 billion for the fifty-three-week fiscal year 2000. Excluding sales from Lane Bryant of $495 million in 2001 and $930 million in 2000 and $118 million from the extra week in 2000 (the first week of the year), net sales decreased 1% from the comparable fifty-two-week period in 2000.

At Victoria's Secret, net sales decreased 1% to $3.272 billion in 2001 from $3.301 billion in 2000. The decline was primarily due to a sales decline of $55 million from the extra week in 2000 and a sales decline at Victoria's Secret Direct of 8% or $73 million. These declines were partially offset by the net increase in sales associated with new, closed and non-comparable remodeled stores of $91 million. Comparable store sales for Victoria's Secret Stores were flat to 2000. The decrease in sales at Victoria's Secret Direct was driven by poor merchandise performance in the apparel assortment, which lacked value-priced, casual offerings.

At Bath & Body Works, net sales decreased 2% to $1.747 billion in 2001 from $1.785 billion in 2000, due to a comparable store sales decline of 11% or $180 million and a sales decline of $20 million from the extra week in 2000, substantially offset by the net increase in sales associated with new, closed and non-comparable remodeled stores of $162 million. The decrease in comparable store sales was primarily driven by declines in transactions throughout the year, which were only partially offset by increases in sales dollars per transaction. Transaction declines resulted from weaker performance of gift sets during the holiday season and bath products throughout the year. These declines were somewhat offset by the successful launch of a new and broader offering of Aromatherapy products.

At the apparel businesses, net sales decreased 6% to $2.662 billion in 2001 from $2.836 billion in 2000. The sales decrease was due to a comparable store sales decrease of 3% or $77 million, the net decrease in sales associated with closed, new and non-comparable remodeled stores of $59 million and a sales decline of $38 million from the extra week in 2000. The decrease in comparable store sales was primarily due to weak performance in the knit and active category at Limited Stores and the men's pant category and the women's skirt category at Express.

--------------------------------------------------------------------------------
Gross Income
Fourth Quarter
--------------------------------------------------------------------------------
2002 compared to 2001

For the fourth quarter of 2002, the gross income rate (expressed as a percentage of sales) decreased to 41.6% from 43.2% for the same period in 2001. The rate decrease was primarily driven by declines at Bath & Body Works and the apparel businesses, partially offset by improvement at Victoria's Secret. The gross income rate increased at Victoria's Secret primarily due to an increase in the merchandise margin rate resulting from fewer markdowns in certain merchandise categories compared to the fourth quarter of 2001.

At Bath & Body Works, the gross income rate decreased significantly due to a decrease in the merchandise margin rate and an increase in the buying and occupancy expense rate. The decrease in the merchandise margin rate resulted from an increase in sales of lower margin gift sets. The increase in the buying and occupancy expense rate was primarily due to the inability to achieve expense leverage on a 1% decrease in comparable store sales.

At the apparel businesses, the gross income rate decreased significantly primarily due to a decrease in the merchandise margin rate at Express, as higher markdowns were required to reduce slow-moving inventories. The buying and occupancy expense rate at the apparel businesses was about flat for the quarter.

--------------------------------------------------------------------------------
2001 compared to 2000

For the fourth quarter of 2001, the gross income rate increased to 43.2% from 36.9% for the same period in 2000 resulting from improvements across all segments. At Victoria's Secret, the gross income rate increased significantly, due to both an increase in the merchandise margin rate and a decrease in the buying and occupancy expense rate. The increase in the merchandise margin rate was primarily due to strong customer response to the merchandise assortment throughout the quarter at Victoria's Secret Stores, which resulted in fewer markdowns versus the fourth quarter of 2000. The decrease in the buying and occupancy expense rate was primarily driven by continued emphasis on catalog related cost savings and efficiencies at Victoria's Secret Direct.

At Bath & Body Works, the gross income rate increased significantly due to an increase in the merchandise margin rate partially offset by an increase in the buying and occupancy expense rate. The increase in the merchandise margin rate resulted from changes in merchandise assortment and fewer sales of lower margin gift sets. The increase in the buying and occupancy expense rate was primarily due to the inability to achieve expense leverage on a 10% decrease in comparable store sales.

At the apparel businesses, the gross income rate increased significantly primarily due to an increase in the merchandise margin rate due to a more favorable product assortment and more effective inventory management which resulted in lower markdowns in 2001 compared to the difficult fourth quarter in 2000. The buying and occupancy expense rate at the apparel businesses was about flat for the quarter.

--------------------------------------------------------------------------------
Gross Income
Full Year
--------------------------------------------------------------------------------
2002 compared to 2001

In 2002, the gross income rate increased to 36.6% from 35.8% in 2001 as increases at Victoria's Secret and the apparel businesses were partially offset by a decline at Bath & Body Works. At Victoria's Secret, the gross income rate increased significantly primarily due to an increase in the merchandise margin rate driven by fewer markdowns in certain merchandise categories, particularly bras. The buying and occupancy expense rate at Victoria's Secret increased slightly.

At Bath & Body Works, the gross income rate decreased significantly due to an increase in the buying and occupancy expense rate and a decrease in the merchandise margin rate. The increase in the buying and occupancy expense rate was due to the inability to achieve expense leverage on a 3% decrease in comparable store sales. The decrease in the merchandise margin rate was driven by the fourth quarter results previously described.

At the apparel businesses, the gross income rate increased due primarily to an increase in the merchandise margin rate at Express. The improvement in the merchandise margin rate at Express was due to improved initial pricing, lower markdowns and tighter inventory management, principally in the first and second quarters of 2002. The buying and occupancy expense rate at the apparel businesses was about flat for the year.

--------------------------------------------------------------------------------
2001 compared to 2000

In 2001, the gross income rate increased to 35.8% from 35.1% in 2000. The gross income rate at Victoria's Secret was flat to 2000 as a slight increase in the merchandise margin rate was offset by a slight increase in the buying and occupancy expense rate.

At Bath & Body Works, the gross income rate was about flat to 2000. A significant improvement in the merchandise margin rate driven by the fourth quarter as previously discussed, was offset by a significant increase in the buying and occupancy expense rate due to the inability to achieve expense leverage as comparable store sales decreased 11% for the year.

At the apparel businesses, the gross income rate increased slightly due to an increase in the merchandise margin rate partially offset by an increase in the buying and occupancy expense rate. The improvement in the merchandise margin rate was primarily due to improved initial pricing and lower markdowns at Limited Stores, principally in the fourth quarter, and improvements in the men's assortment at Express for the full year. The increase in the buying and occupancy expense rate was primarily the result of the inability to achieve expense leverage as comparable store sales decreased 3%.

--------------------------------------------------------------------------------
General, Administrative and Store Operating Expenses
Fourth Quarter
--------------------------------------------------------------------------------
2002 compared to 2001

For the fourth quarter of 2002, the general, administrative and store operating expense rate (expressed as a percentage of sales) was 21.8% compared to 22.5% in 2001. The rate improvement was due to a decrease in the general, administrative and store operating expense rate at the apparel businesses, partially offset by an increase at Bath & Body Works. The rate improvement at the apparel businesses was primarily driven by reductions in store selling and home office payroll costs. The rate increase at Bath & Body Works was primarily due to investments in certain organizational and management changes as well as the inability to leverage store selling expenses on a 1% decrease in comparable store sales. The general, administrative and store operating expense rate at Victoria's Secret was about flat for the year.

--------------------------------------------------------------------------------
2001 compared to 2000

For the fourth quarter of 2001, the general, administrative and store operating expense rate was 22.5% compared to 22.9% in 2000. The slight rate improvement was driven by Victoria's Secret, which improved due to reductions in store selling expenses (primarily store payroll costs) and order fulfillment costs at Victoria's Secret Direct, combined with the expense leverage achieved on a 10% increase in comparable store sales. The improvement at Victoria's Secret was substantially offset by declines at Bath & Body Works and the apparel businesses as reductions in selling expenses per average store were more than offset by the lack of expense leverage resulting from decreases in comparable store sales of 10% and 1%, respectively.

--------------------------------------------------------------------------------
General, Administrative and Store Operating  Expenses
Full Year
--------------------------------------------------------------------------------
2002 compared to 2001

In 2002, the general, administrative and store operating expense rate decreased to 26.3% from 27.2% in 2001. The decrease was primarily driven by Victoria's Secret and the apparel businesses resulting from leverage achieved on comparable store sales increases of 6% and 3%. The general, administrative and store operating expense rate at Bath & Body Works was about flat to 2001 as the increase previously described in the fourth quarter results was partially offset by a decrease in marketing expenditures.

--------------------------------------------------------------------------------
2001 compared to 2000

In 2001, the general, administrative and store operating expense rate increased to 27.2% from 25.8% in 2000. The increase was primarily driven by a significant increase at Bath & Body Works due to higher store selling expenses (primarily payroll costs) related to the net addition of 183 new stores and the inability to achieve expense leverage on a comparable store sales decrease of 11%. At the apparel businesses, the general, administrative and store operating expense rate increased despite a total dollar decrease in expense, primarily due to the inability to achieve expense leverage on a comparable store sales decrease of 3% combined with the net closure of 51 smaller, unprofitable stores. The general, administrative and store operating expense rate at Victoria's Secret was about flat to 2000.

--------------------------------------------------------------------------------
Special and Nonrecurring Items

During the first quarter of 2002, in connection with the acquisition of the Intimate Brands, Inc. ("IBI") minority interest, (see Note 2 to the Consolidated Financial Statements) vested IBI stock options and restricted stock were exchanged for Limited Brands stock awards with substantially similar terms. In accordance with Emerging Issues Task Force Issue No. 00-23, "Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44," the exchange was accounted for as a modification of a stock-based compensation arrangement. As a result, the Company recorded a pretax, non-cash charge of $34 million in the first quarter of 2002.

During the third quarter of 2001, the Company sold one of its apparel businesses, Lane Bryant, to Charming Shoppes, Inc. for $280 million of cash and
8.7 million shares of Charming Shoppes, Inc. common stock valued at $55 million. On December 12, 2001, the Company received additional Charming Shoppes, Inc. common stock valued at $4 million based on a final determination of Lane Bryant's net tangible assets at closing. The transaction resulted in a pretax gain of $170 million (net of $24 million of transaction costs) and a $68 million tax provision.

During the fourth quarter of 2000, the Company recorded a $10 million pretax charge to close Bath & Body Works' United Kingdom stores. The charge consisted of non-cash store and other asset write-offs of $5 million and accruals for lease termination and other costs of $5 million, all of which were paid during fiscal 2001.

--------------------------------------------------------------------------------
Operating Income
Fourth Quarter

For the fourth quarter of 2002, the operating income rate (expressed as a percentage of sales) decreased to 19.8% from 20.7% in 2001. The rate decrease was primarily due to a 1.6% decrease in the gross income rate, partially offset by a 0.7% decrease in the general, administrative and store operating expense rate.

For the fourth quarter of 2001, the operating income rate increased to 20.7% from 13.7% in 2000. The rate increase was primarily due to a 6.3% increase in the gross income rate.

--------------------------------------------------------------------------------
Operating Income
Full Year

In 2002, the operating income rate was 9.9% versus 10.6% in 2001. Excluding special and nonrecurring items in both years, the operating income rate was 10.3% in 2002 versus 8.6% in 2001. The rate increase was driven by a 0.8% increase in the gross income rate and a 0.9% decrease in the general, administrative and store operating expense rate.

In 2001, the operating income rate was 10.6% versus 9.2% in 2000. Excluding special and nonrecurring items in both years, the operating income rate was 8.6% in 2001 versus 9.3% in 2000. The rate decrease was driven by a 1.4% increase in the general, administrative and store operating expense rate, partially offset by a 0.7% increase in the gross income rate.

--------------------------------------------------------------------------------
Interest Expense

In 2002, the Company incurred $8 million and $30 million in interest expense for the fourth quarter and year, compared to $9 million and $34 million in 2001 for the same periods. These decreases were primarily the result of a decrease in average effective interest rates during 2002, partially offset by an increase in average daily borrowings in the fourth quarter.

In 2001, the Company incurred $9 million and $34 million in interest expense for the fourth quarter and year, compared to $17 million and $58 million in 2000 for the same periods. These decreases were primarily due to a decrease in average daily borrowings.

                                            Fourth Quarter         Year
--------------------------------------------------------------------------------
                                             2002   2001     2002   2001   2000
--------------------------------------------------------------------------------
Average daily borrowings (Millions)          $451   $400     $342   $400   $717
Average effective interest rate               7.0%   7.6%     7.4%   7.6%   7.9%

--------------------------------------------------------------------------------
Other Non-operating Items

In 2002, interest income was $9 million and $29 million for the fourth quarter and year, compared to $6 million and $24 million in 2001. These increases were primarily due to significantly higher average invested cash balances, partially offset by a decrease in average effective interest rates.

In 2001, interest income was $6 million and $24 million for the fourth quarter and year, compared to $13 million and $42 million in 2000. These decreases were primarily due to significantly lower average effective interest rates which were partially offset by higher average invested cash balances.

In 2002, other income (loss) was $4 million and $0.1 million for the fourth quarter and year, compared to $1 million and ($2) million in 2001. These increases were primarily due to improved performance of the Company's unconsolidated entities.

In 2001, other income (loss) was $1 million and ($2) million for the fourth quarter and year, compared to ($18) million and ($22) million in 2000. These reductions in losses were primarily due to a fourth quarter 2000 charge that the Company recorded in order to reflect the impact of a change in revenue recognition and a goodwill write-off by one of its unconsolidated entities.

In 2002, minority interest declined to $6 million from $64 million in 2001 as a result of the IBI recombination (see Note 2 to the Consolidated Financial Statements).

--------------------------------------------------------------------------------
Gains on Investees' Stock

During the third quarter of 2002, the Company recognized a $6 million pretax gain resulting from the sale of its entire interest in Charming Shoppes, Inc. common stock (9.5 million shares) for $65 million. The stock was received in connection with the Company's sale of Lane Bryant during the third quarter of 2001.

Also, in accordance with SEC Staff Accounting Bulletin No. 51, "Accounting for Sales of Stock by a Subsidiary, "the Company records a non-operating gain when its proportionate share of an investee's equity increases as a result of the investee's initial public stock offering ("IPO"). Accordingly, during the second quarter of 2001, the Company recognized $62 million of pretax gains from the IPO's of Alliance Data Systems Corp. ("ADS") and Galyan's Trading Company Inc. ("Galyan's"). ADS is a provider of electronic transaction services, credit services and loyalty and database marketing services. Galyan's is a specialty retailer that sells outdoor and athletic equipment, apparel, and footwear and accessories. Prior to the IPO's, the Company's ownership interest in ADS and Galyan's was approximately 31% and 37%, respectively. As of February 1, 2003, the Company owns approximately 14.7 million shares of ADS common stock, representing a 20% ownership interest, and 4.2 million shares of Galyan's common stock, representing a 24% ownership interest.

--------------------------------------------------------------------------------
Adjusted Data

The following adjusted income information gives effect to certain significant transactions and events in 2002, 2001 and 2000. These items are more fully described in the "Special and Nonrecurring Items" and "Gains on Investees' Stock" sections in Management's Discussion and Analysis and in Notes 1 through 4 to the Consolidated Financial Statements.

In general, results are adjusted to exclude the impact of disposed businesses, the IBI recombination and other items of a nonrecurring nature which materially impact the comparability of the Company's results of operations.

The adjusted income information should not be construed as an alternative to the reported results determined in accordance with generally accepted accounting principles. Further, the Company's definition of adjusted income information may differ from similarly titled measures used by other companies. While it is not possible to predict future results, management believes the adjusted information is useful for the assessment of the ongoing operations of the Company.

                                                                                2002
==================================================================================================
Adjusted Income Information
(Millions except per share amounts)                              Reported   Adjustments   Adjusted
--------------------------------------------------------------------------------------------------
Net sales                                                        $ 8,445          --      $ 8,445
--------------------------------------------------------------------------------------------------
Gross income                                                       3,094          --        3,094
General, administrative and store operating expenses              (2,222)         --       (2,222)
Special and nonrecurring items                                       (34)         34           --
--------------------------------------------------------------------------------------------------
Operating income                                                     838          34          872
Interest expense                                                     (30)         --          (30)
Interest income                                                       29           6           35
Other income (loss)                                                   --          --           --
Minority interest                                                     (6)          6           --
Gains on investees' stock                                              6          (6)          --
--------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes                837          40          877
Income tax expense                                                   341           8          349
--------------------------------------------------------------------------------------------------
Net income from continuing operations                                496          32          528
Income from discontinued operations
(including loss on disposal of $4 million in 2002), net of tax         6          (6)          --
--------------------------------------------------------------------------------------------------
Net income                                                       $   502        $ 26      $   528

--------------------------------------------------------------------------------------------------
Income per share:          Continuing operations                 $  0.95                  $  0.99
                           Discontinued operations                  0.01                       --
--------------------------------------------------------------------------------------------------
Net income per share                                             $  0.96                  $  0.99

--------------------------------------------------------------------------------------------------
Weighted average shares outstanding                                  522                      533

                                                                                2001
==================================================================================================
Adjusted Income Information
(Millions except per share amounts)                              Reported   Adjustments   Adjusted
--------------------------------------------------------------------------------------------------
Net sales                                                        $ 8,423       ($495)     $ 7,928
--------------------------------------------------------------------------------------------------
Gross income                                                       3,016        (155)       2,861
General, administrative and store operating expenses              (2,290)        117       (2,173)
Special and nonrecurring items                                       170        (170)          --
--------------------------------------------------------------------------------------------------
Operating income                                                     896        (208)         688
Interest expense                                                     (34)         --          (34)
Interest income                                                       24           8           32
Other income (loss)                                                   (2)         --           (2)
Minority interest                                                    (64)         64           --
Gains on investees' stock                                             62         (62)          --
--------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes                882        (198)         684
Income tax expense                                                   376        (104)         272
--------------------------------------------------------------------------------------------------
Net income from continuing operations                                506         (94)         412
Income from discontinued operations
(including loss on disposal of $4 million in 2002), net of tax        13         (13)          --
--------------------------------------------------------------------------------------------------
Net income                                                       $   519       ($107)     $   412

--------------------------------------------------------------------------------------------------
Income per share:          Continuing operations                 $  1.16                  $  0.78
                           Discontinued operations                  0.03                       --
--------------------------------------------------------------------------------------------------
Net income per share                                             $  1.19                  $  0.78

--------------------------------------------------------------------------------------------------
Weighted average shares outstanding                                  435                      526

                                                                                2000
==================================================================================================
Adjusted Income Information
(Millions except per share amounts)                              Reported   Adjustments   Adjusted
--------------------------------------------------------------------------------------------------
Net sales                                                        $ 9,080       ($930)     $ 8,150
--------------------------------------------------------------------------------------------------
Gross income                                                       3,185        (248)       2,937
General, administrative and store operating expenses              (2,343)        218       (2,125)
Special and nonrecurring items                                       (10)         10           --
--------------------------------------------------------------------------------------------------
Operating income                                                     832         (20)         812
Interest expense                                                     (58)         --          (58)
Interest income                                                       42           8           50
Other income (loss)                                                  (22)         --          (22)
Minority interest                                                    (69)         69           --
Gains on investees' stock                                             --          --           --
--------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes                725          57          782
Income tax expense                                                   318          (7)         311
--------------------------------------------------------------------------------------------------
Net income from continuing operations                                407          64          471
Income from discontinued operations
(including loss on disposal of $4 million in 2002), net of tax        21         (21)          --
--------------------------------------------------------------------------------------------------
Net income                                                       $   428       $  43      $   471

--------------------------------------------------------------------------------------------------
Income per share:          Continuing operations                 $  0.91                  $  0.88
                           Discontinued operations                  0.05                       --
--------------------------------------------------------------------------------------------------
Net income per share                                             $  0.96                  $  0.88

--------------------------------------------------------------------------------------------------
Weighted average shares outstanding                                  443                      537

--------------------------------------------------------------------------------
Notes to Adjusted Income Information

Excluded businesses:

..    As a result of its sale on November 27, 2002, Lerner's results have been reflected in discontinued operations and were excluded in determining adjusted results for all periods presented. In addition, the adjusted results reflect the addition of interest income which would have been earned on the $75 million note received from Lerner in connection with the sale.

..    Lane Bryant results were excluded in determining adjusted results for 2001 and 2000 as a result of its sale to Charming Shoppes, Inc. on August 16, 2001.

Offer and merger:

..    On March 21, 2002, the Company completed a tender offer and merger that resulted in the acquisition of the IBI minority interest. The adjusted results:

     1. eliminate the minority interest in earnings of IBI and
     2. increase total weighted average Class A common stock outstanding, using the exchange rate of 1.1 share of Limited Brands common stock for each share of IBI Class A common stock.

The following special items were excluded in determining adjusted results:

     2002 - a $34 million non-cash charge for vested stock awards related to the IBI recombination and a $6 million gain related to the sale of Charming Shoppes, Inc. common stock.
     2001 - a $170 million gain related to the sale of Lane Bryant and $62 million of gains as a result of the IPO's of ADS and Galyan's.
     2000 - a $10 million charge to close Bath & Body Works' nine stores in the United Kingdom.

================================================================================
Financial Condition

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

The Company's operations are seasonal in nature and consist of two principal selling seasons: spring (the first and second quarters) and fall (the third and fourth quarters). The fourth quarter, including the holiday season, accounted for approximately one-third of net sales in 2002, 2001 and 2000. Accordingly, cash requirements are highest in the third quarter as the Company's inventory builds in anticipation of the holiday season, which generates a substantial portion of the Company's operating cash flow for the year.

--------------------------------------------------------------------------------
A summary of the Company's working capital position and capitalization follows:

================================================================================
(Millions)                                               2002     2001     2000
--------------------------------------------------------------------------------
Cash provided by operating activities                   $  795   $1,005   $  822
Working capital                                         $2,347   $1,330   $1,034
--------------------------------------------------------------------------------
Capitalization             Long-term debt               $  547   $  250   $  400
                           Shareholders' equity          4,860    2,744    2,316
--------------------------------------------------------------------------------
Total capitalization                                    $5,407   $2,994   $2,716
Additional amounts available under long-term
   credit agreements                                    $1,250   $1,250   $1,000
--------------------------------------------------------------------------------

The Company considers the following to be relevant measures of liquidity and capital resources:

================================================================================
                                                              2002   2001   2000
--------------------------------------------------------------------------------
Debt-to-equity ratio                                           11%     9%    17%
(Long-term debt divided by shareholders' equity)
--------------------------------------------------------------------------------
Debt-to-capitalization ratio                                   10%     8%    15%
(Long-term debt divided by total capitalization)
--------------------------------------------------------------------------------
Cash flow to capital investment                               260%   267%   169%
(Net cash provided by operating activities divided by capital expenditures)

--------------------------------------------------------------------------------

Operating Activities

Net cash provided by operating activities, the Company's primary source of liquidity, was $795 million in 2002, $1,005 million in 2001, and $822 million in 2000.

The decrease in cash provided by operating activities in 2002 was primarily driven by a decrease in income taxes payable and an increase in inventories. The decrease in income taxes payable is primarily due to the timing of payments and taxes paid on the Lane Bryant gain, partially offset by a decrease in pretax income. The increase in inventory primarily relates to higher levels across all businesses resulting from the addition of 106 new stores in 2002, as well as an increase in inventory at Lerner prior to its sale on November 27, 2002.

The increase in cash provided by operating activities in 2001 from 2000 was primarily driven by a decrease in inventories and an increase in income taxes payable. The inventory decline was the result of conservative inventory management in anticipation of a difficult retail environment in 2001. The increase in income taxes payable is primarily due to an increase in pretax income, timing of payments and the taxes due on the gain from the sale of Lane Bryant.

On February 14, 2003 in connection with the sale of Lerner, the Company received additional cash consideration of $38 million based on Lerner's net working capital at closing. This amount was included in accounts receivable at February 1, 2003.

--------------------------------------------------------------------------------
Investing Activities

In 2002, major investing activities included $306 million in capital expenditures (see "Capital Expenditures" section) and cash inflows of $79 million from the sale of Lerner, $65 million from the sale of Charming Shoppes, Inc. stock, $34 million from the sale of joint ventures and $18 million associated with the Easton project (see "Easton Investment" section).

In 2001, major investing activities included $377 million in capital expenditures and cash inflows of $280 million from the sale of Lane Bryant, $38 million from the sale of property and equipment and $20 million from the collection of a long-term note receivable.

In 2000, major investing activities included $487 million in capital expenditures and $22 million in net expenditures associated with the Easton project.

--------------------------------------------------------------------------------
Financing Activities

Financing activities in 2002 consisted of $300 million in proceeds from the issuance of long-term debt and $55 million in proceeds from the exercise of stock options, offset by the repayment of $150 million of long-term debt and quarterly dividend payments of $0.075 per share or $150 million for the year.

Financing activities in 2001 consisted of the quarterly dividend payments of $0.075 per share or $129 million for the year. In addition, IBI repurchased 1 million shares of common stock from its public shareholders for $8 million. These cash outflows were partially offset by proceeds from the exercise of stock options.

Financing activities in 2000 included repayment of $150 million of term debt, redemption of the $100 million Series C floating rate notes and quarterly dividend payments of $0.075 per share or $128 million for the year. In addition, the Company repurchased 9 million shares of its common stock for $200 million. Finally, in 2000, IBI repurchased 9 million shares of its common stock for $198 million, of which 7 million shares were repurchased on a proportionate basis from the Company for $167 million. The repurchase did not change the Company's 84% ownership interest in IBI.

The Company has available $1.25 billion under its unsecured revolving credit facility (the "Facility"), none of which was used as of February 1, 2003. The Facility is comprised of a $500 million 364-day agreement and a $750 million 5-year agreement. Borrowings under the agreement, if any, are due June 27, 2003 and July 13, 2006, respectively.

On February 3, 2003, the Company announced that its Board of Directors had authorized the repurchase of $150 million of its outstanding shares either in the open market or through privately negotiated transactions, depending on prevailing market conditions. The Company also announced a 33% increase in the Company's 2003 common stock annual cash dividend to $0.40 from $0.30 cents per share, which will increase total dividend payments by approximately $50 million.

On February 13, 2003, the Company issued $350 million of 6.95% debentures due March 1, 2033 under a 144A private placement offering. The Company is required to register these securities with the Securities and Exchange Commission within 180 days of their issuance.

On February 27, 2003, the Company notified the holders of its 7 1/2% debentures due 2023 (the "Securities") of its intention to redeem the entire outstanding aggregate amount of $250 million. Accordingly, the Securities become due and payable on March 28, 2003 at a redemption price equal to 103.16% of the principal amount, plus accrued interest through March 28, 2003. The early redemption of these Securities will result in a charge of approximately $13 million in the first quarter of 2003, comprised of a call premium and the write-off of unamortized deferred financing fees and discounts.

--------------------------------------------------------------------------------------------------------------
Stores & Selling Square Feet
--------------------------------------------------------------------------------------------------------------
A summary of stores and selling square feet by business follows:

                                                             End of Year                      Change From
==============================================================================================================
                                                 Plan 2003       2002         2001      2003-2002   2002-2001
--------------------------------------------------------------------------------------------------------------
Victoria's Secret Stores   Stores                     1,014        1,014        1,002         --            12
                           Selling square feet    4,771,000    4,663,000    4,458,000    108,000       205,000

--------------------------------------------------------------------------------------------------------------
Bath & Body Works          Stores                     1,622        1,639        1,615        (17)           24
                           Selling square feet    3,575,000    3,568,000    3,463,000      7,000       105,000

--------------------------------------------------------------------------------------------------------------
Express Women's            Stores                       559          624          667        (65)          (43)
                           Selling square feet    3,483,000    3,927,000    4,280,000   (444,000)     (353,000)
Express Men's              Stores                       321          358          439        (37)          (81)
                           Selling square feet    1,298,000    1,458,000    1,774,000   (160,000)     (316,000)
Express Dual Gender        Stores                       112           49           --         63            49
                           Selling square feet    1,030,000      467,000           --    563,000       467,000
--------------------------------------------------------------------------------------------------------------
Total Express              Stores                       992        1,031        1,106        (39)          (75)
                           Selling square feet    5,811,000    5,852,000    6,054,000    (41,000)     (202,000)
Limited Stores             Stores                       346          351          368         (5)          (17)
                           Selling square feet    2,108,000    2,179,000    2,313,000    (71,000)     (134,000)
--------------------------------------------------------------------------------------------------------------
Total apparel businesses   Stores                     1,338        1,382        1,474        (44)          (92)
                           Selling square feet    7,919,000    8,031,000    8,367,000   (112,000)     (336,000)

--------------------------------------------------------------------------------------------------------------
Henri Bendel               Stores                         1            1            1         --            --
                           Selling square feet       35,000       35,000       35,000         --            --
Lerner New York            Stores                        --           --          522         --          (522)
                           Selling square feet           --           --    3,823,000         --    (3,823,000)
--------------------------------------------------------------------------------------------------------------
Total retail businesses    Stores                     3,975        4,036        4,614        (61)         (578)
                           Selling square feet   16,300,000   16,297,000   20,146,000      3,000    (3,849,000)

--------------------------------------------------------------------------------
Capital Expenditures

Capital expenditures amounted to $306 million, $377 million and $487 million for 2002, 2001 and 2000, of which $259 million, $287 million and $381 million were for new stores and for the remodeling of and improvements to existing stores. Remaining capital expenditures were primarily related to information technology and distribution centers.

The Company anticipates spending approximately $400 million for capital expenditures in 2003, of which approximately $300 million will be for new stores and for the remodeling of and improvements to existing stores. Remaining capital expenditures are primarily related to information technology and distribution centers. The Company expects that 2003 capital expenditures will be funded principally by net cash provided by operating activities.

The Company expects selling square footage to remain about flat in 2003. While the Company plans the addition of approximately 30 stores and the closure of approximately 90 stores, the majority of capital will be spent on the remodeling of and improvements to approximately 380 existing stores, 288 of which will be sign changes related to Express Men's stores.

--------------------------------------------------------------------------------
Easton Investment

The Company has land and other investments in Easton, a 1,200-acre planned community in Columbus, Ohio, that integrates office, hotel, retail, residential and recreational space. These investments totaled $69 million at February 1, 2003 and $85 million at February 2, 2002.

Included in the Company's Easton investments is a member interest in the Easton Town Center, LLC ("ETC"), an entity that owns and has developed a commercial entertainment and retail center. The Company accounts for this interest using the equity method. The Company has a majority financial interest in ETC, but another member that is unaffiliated with the Company is the managing member. Certain significant decisions regarding ETC require the consent of the unaffiliated members in addition to the Company. The Company is evaluating the accounting impact of adopting FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," which is effective in the third quarter of 2003.

Total assets of ETC were approximately $235 million as of February 1, 2003. In addition, ETC's principal funding source is a $210 million secured bank loan, all of which was outstanding at February 1, 2003. The loan is payable in full on January 28, 2006, with the option of two twelve-month extensions if certain requirements are met. The Company has guaranteed $25 million of the principal of this loan. If ETC does not meet the debt service coverage ratio or appraised property values required by the loan agreement, the Company has the option to 1) guarantee an additional amount of the loan; 2) provide an irrevocable letter of credit on behalf of ETC; 3) make a principal payment or 4) lease additional retail space. Otherwise, the bank may call the loan under the agreement's default provisions. The Company expects that ETC will meet the financial requirements of this loan.

The Company has issued a $30 million standby letter of credit, on which the City of Columbus, Ohio (the "City") can draw solely to pay principal and interest on public bonds issued by the City for infrastructure development at Easton. The bonds mature on December 1, 2024. Under the terms of the letter of credit, the City can draw funds if Easton property tax revenues are insufficient to cover the debt service requirements of the bonds. The Company does not expect that the City will be required to draw funds under the letter of credit.

--------------------------------------------------------------------------------
Contractual Obligations and Contingent Liabilities

The Company's significant contractual obligations and contingent liabilities include its long-term debt obligations, operating lease commitments related principally to its stores, guarantees of store lease obligations of former subsidiaries and certain Easton-related contingent liabilities.

As detailed in Note 10 to the Consolidated Financial Statements, the Company's long-term debt totals $547 million. In addition, on February 13, 2003, the Company issued $350 million of 6.95% debentures due March 1, 2033 under a 144A private placement offering. Also, minimum rent commitments under noncancelable leases total $2.886 billion (excluding additional payments required under store leases covering taxes, common area costs and certain other expenses) and are detailed by year in Note 7 to the Consolidated Financial Statements.

The Company's contingent liabilities include approximately $570 million of remaining lease guarantees related to store leases that existed at the time its Abercrombie & Fitch, Limited Too, Galyan's, Lane Bryant and Lerner subsidiaries were divested. These guarantees include minimum rent and additional payments covering taxes, common area costs and certain other expenses. These guarantees relate only to leases that commenced prior to the disposition of these subsidiaries. The Company does not intend and is not required to renew its guarantees at the expiration of these leases. Contingent liabilities also include the $25 million guarantee and the $30 million standby letter of credit related to Easton as previously discussed. These contingent liabilities are also further detailed in Note 7 to the Consolidated Financial Statements.

--------------------------------------------------------------------------------
Recently Issued Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for fiscal 2003. The Company is currently evaluating the impact of adopting SFAS No. 143 but does not anticipate that the adoption will have a significant impact on its results of operations or its financial position.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure -- an Amendment of FASB Statement No. 123." This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS No. 123 to require prominent disclosures about the method of accounting used for stock-based employee compensation and its effect on reported results. The Company has reflected the amended disclosure requirements in Note 1 to the Consolidated Financial Statements but does not currently plan to change to the fair value based method of accounting for stock-based employee compensation.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." This interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," establishes standards for determining under what circumstances a variable interest entity should be consolidated with its primary beneficiary. FIN 46 applies immediately to variable interest entities created after January 31, 2003. For variable interest entities acquired before February 1, 2003, this interpretation is effective in the third quarter of 2003. The Company is currently evaluating the effect of adopting FIN 46 on its results of operations, financial position and cash flows.

--------------------------------------------------------------------------------
Market Risk

Management believes the Company's exposure to interest rate and market risk associated with financial instruments (such as investments and borrowings) is not material.

--------------------------------------------------------------------------------
Impact of Inflation

The Company's results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, the Company believes the effects of inflation, if any, on the results of operations and financial condition have been minor.

--------------------------------------------------------------------------------
Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements. On an on-going basis, management evaluates its estimates and judgments, including those related to inventories, long-lived assets and contingencies. Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. Management believes the following assumptions and estimates are most significant to reporting our results of operations and financial position.

--------------------------------------------------------------------------------
Inventories

Inventories are valued at the lower of average cost or market, on a weighted average cost basis, using the retail method. The Company records a charge to cost of goods sold for all inventory on hand when a permanent retail price reduction is reflected in its stores. In addition, management makes estimates and judgments regarding, among other things, initial markup, markdowns, future demand and market conditions, all of which significantly impact the ending inventory valuation. Inventory valuation at the end of the first and third quarters reflects adjustments for estimated inventory markdowns for the spring (first and second quarters) and fall (third and fourth quarters) selling seasons. If actual future demand or market conditions are different than those projected by management, future period merchandise margin rates may be unfavorably or favorably affected. Other significant estimates related to inventory include shrink and obsolete and excess inventory which are also based on historical results and management's operating projections.

--------------------------------------------------------------------------------
Valuation of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Trademarks are reviewed for impairment annually by comparing the fair value to the carrying value. Goodwill is reviewed annually for impairment by comparing each reporting unit's carrying value to its fair value. Factors used in the valuation of long-lived assets, trademarks and goodwill include, but are not limited to, management's plans for future operations, brand initiatives, recent operating results and projected cash flows. If future economic conditions are different than those projected by management, additional impairment charges may be required.

--------------------------------------------------------------------------------
Claims and Contingencies

The Company is subject to various claims and contingencies related to lawsuits, income taxes, insurance and other matters arising out of the normal course of business. The Company's determination of the treatment of claims and contingencies in the financial statements is based on management's view of the expected outcome of the applicable claim or contingency. The Company consults with legal counsel on matters related to litigation and seeks input from other experts both within and outside the Company with respect to matters in the ordinary course of business. The Company accrues a liability if the likelihood of an adverse outcome is probable and the amount is estimable. If the likelihood of an adverse outcome is only reasonably possible (as opposed to probable), or if an estimate is not determinable, disclosure of a material claim or contingency is made in the notes to the financial statements.

While the Company's recognition of revenue does not involve significant judgment, revenue recognition represents an important accounting policy of the Company. As discussed in Note 1 to the Consolidated Financial Statements, the Company recognizes revenue upon customer receipt of the merchandise and provides a reserve for projected merchandise returns based on prior experience.

--------------------------------------------------------------------------------
Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

The Company cautions that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this Report or made by management of the Company involve risks and uncertainties and are subject to change based on various important factors, many of which may be beyond the Company's control. Accordingly, the Company's future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Words such as "estimate," "project," "plan," "believe," "expect," "anticipate," "intend" and similar expressions may identify forward-looking statements. The following factors, among others, in some cases have affected and in the future could affect the Company's financial performance and actual results and could cause actual results for 2003 and beyond to differ materially from those expressed or implied in any forward-looking statements included in this Report or otherwise made by management: changes in consumer spending patterns, consumer preferences and overall economic conditions; the potential impact of national and international security concerns on the retail environment, including any possible terrorist attacks and hostilities in Iraq or Korea; the impact of competition and pricing; changes in weather patterns; political stability; postal rate increases and charges; paper and printing costs; risks associated with the seasonality of the retail industry; risks related to consumer acceptance of the Company's products and the ability to develop new merchandise; the ability to retain, hire and train key personnel; risks associated with the possible inability of the Company's manufacturers to deliver products in a timely manner; risks associated with relying on foreign sources of production and availability of suitable store locations on appropriate terms. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

------------------------------------------------------------------------------------


Consolidated Statements of Income                (Millions except per share amounts)
====================================================================================

                                                          2002      2001      2000
------------------------------------------------------------------------------------
Net sales                                                $ 8,445   $ 8,423   $ 9,080
Costs of goods sold, buying and occupancy                 (5,351)   (5,407)   (5,895)
------------------------------------------------------------------------------------
Gross income                                               3,094     3,016     3,185
General, administrative and store operating expenses      (2,222)   (2,290)   (2,343)
Special and nonrecurring items                               (34)      170       (10)
------------------------------------------------------------------------------------
Operating income                                             838       896       832
Interest expense                                             (30)      (34)      (58)
Interest income                                               29        24        42
Other income (loss)                                           --        (2)      (22)
Minority interest                                             (6)      (64)      (69)
Gains on investees' stock                                      6        62        --
------------------------------------------------------------------------------------
Income from continuing operations before income taxes        837       882       725
Income tax expense                                           341       376       318
------------------------------------------------------------------------------------
Net income from continuing operations                        496       506       407
Income from discontinued operations
(including loss on disposal of $4 in 2002), net of tax         6        13        21
------------------------------------------------------------------------------------
Net income                                               $   502   $   519   $   428

====================================================================================
Income per basic share:
   Continuing operations                                 $  0.97   $  1.18   $  0.95
   Discontinued operations                                  0.01      0.03      0.05
------------------------------------------------------------------------------------
Net income per basic share                               $  0.98   $  1.21   $  1.00

====================================================================================
Income per diluted share:
   Continuing operations                                 $  0.95   $  1.16   $  0.91
   Discontinued operations                                  0.01      0.03      0.05
------------------------------------------------------------------------------------
Net income per diluted share                             $  0.96   $  1.19   $  0.96

====================================================================================

The accompanying Notes are an integral part of these Consolidated Financial Statements.

------------------------------------------------------------------------------------------------


Consolidated Balance Sheets                                  (Millions except per share amounts)
================================================================================================

Assets                                                                 February 1,   February 2,
                                                                          2003          2002
------------------------------------------------------------------------------------------------
Current assets
   Cash and equivalents                                                   $2,262        $1,495
   Accounts receivable                                                       151            80
   Inventories                                                               966           966
   Other                                                                     227           243
------------------------------------------------------------------------------------------------
Total current assets                                                       3,606         2,784
================================================================================================
Property and equipment, net                                                1,492         1,599
Deferred income taxes                                                         --            67
Goodwill                                                                   1,311           121
Trade names and other intangible assets                                      447            31
Other assets                                                                 390           492
------------------------------------------------------------------------------------------------
Total assets                                                              $7,246        $5,094

================================================================================================
Liabilities and Shareholders' Equity
------------------------------------------------------------------------------------------------
Current liabilities
   Accounts payable                                                       $  456        $  365
   Current portion of long-term debt                                          --           150
   Accrued expenses and other                                                607           663
   Income taxes                                                              196           276
------------------------------------------------------------------------------------------------
Total current liabilities                                                  1,259         1,454
================================================================================================
Deferred income taxes                                                        125            --
Long-term debt                                                               547           250
Other long-term liabilities                                                  455           469
Commitments and contingencies (see Note 7)
Minority interest                                                             --           177

================================================================================================
Shareholders' Equity
Preferred stock - $1.00 par value; 10 shares authorized; none issued          --            --
Common stock - $0.50 par value; 1,000 shares authorized;
   523 and 432 shares issued in 2002 and 2001                                261           216
Paid-in capital                                                            1,693            46
Retained earnings                                                          2,906         2,552
Less: treasury stock, at average cost; 3 shares in 2001                       --           (70)
------------------------------------------------------------------------------------------------
Total shareholders' equity                                                 4,860         2,744
------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                $7,246        $5,094

================================================================================================

The accompanying Notes are an integral part of these Consolidated Financial Statements.

--------------------------------------------------------------------------------------------------------------------------------


Consolidated Statements of Shareholders' Equity                                                                       (Millions)
================================================================================================================================


                                                                                                       Treasury
                                                    Common Stock                                       Stock, at       Total
                                                       Shares      Common Stock   Paid-In   Retained    Average    Shareholders'
                                                    Outstanding      Par Value    Capital   Earnings     Cost          Equity
--------------------------------------------------------------------------------------------------------------------------------
Balance, January 29, 2000                               430            $190        $  123    $ 6,109     ($4,275)      $2,147

================================================================================================================================
Net income                                               --              --            --        428          --          428
Cash dividends                                           --              --            --       (128)         --         (128)
Repurchase of common stock, including transaction
   costs                                                 (9)             --            --         --        (200)        (200)
Retirement of treasury stock                             --             (82)           --     (4,241)      4,323           --
Two-for-one stock split                                  --             108          (108)        --          --           --
Exercise of stock options and other                       5              --            50         --          19           69
--------------------------------------------------------------------------------------------------------------------------------
Balance, February 3, 2001                               426            $216        $   65    $ 2,168       ($133)      $2,316

================================================================================================================================
Net income                                               --              --            --        519          --          519
Cash dividends                                           --              --            --       (129)         --         (129)
Exercise of stock options and other                       3              --           (19)        (6)         63           38
--------------------------------------------------------------------------------------------------------------------------------
Balance, February 2, 2002                               429            $216        $   46    $ 2,552        ($70)      $2,744

================================================================================================================================
Net income                                               --              --            --        502          --          502
Cash dividends                                           --              --            --       (150)         --         (150)
Acquisition of Intimate Brands, Inc. minority
   interest                                              89              44         1,587         --          --        1,631
Exchange of Intimate Brands, Inc. stock awards           --              --            59         --          --           59
Exercise of stock options and other                       5               1             1          2          70           74
--------------------------------------------------------------------------------------------------------------------------------
Balance, February 1, 2003                               523            $261        $1,693    $ 2,906          --       $4,860

================================================================================================================================

The accompanying Notes are an integral part of these Consolidated Financial Statements.

-------------------------------------------------------------------------------------------------------


Consolidated Statements of Cash Flows                                                        (Millions)
=======================================================================================================

Operating Activities                                                             2002     2001    2000
=======================================================================================================
Net income                                                                      $  502   $  519   $ 428
-------------------------------------------------------------------------------------------------------
Adjustments to reconcile net income to net cash provided by (used for)
   operating activities:
   Depreciation and amortization                                                   276      277     271
   Special and nonrecurring items                                                   34     (170)     10
   Amortization of deferred compensation                                            34       12      14
   Deferred income taxes                                                            59       76      46
   Minority interest, net of dividends paid                                          1       43      47
   Loss on disposal of discontinued operations                                      10       --      --
   Gains on investees' stock                                                        (6)     (62)     --
-------------------------------------------------------------------------------------------------------
Changes in assets and liabilities:
   Accounts receivable                                                             (39)      15      15
   Inventories                                                                    (144)      82    (106)
   Accounts payable, accrued expenses and other                                     77       (6)     44
   Income taxes payable                                                           (110)     119     (60)
   Other assets and liabilities                                                    101      100     113
-------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                          795    1,005     822

=======================================================================================================
Investing Activities
Capital expenditures                                                              (306)    (377)   (487)
Proceeds from sale of subsidiary                                                    79      280      --
Proceeds from sale of investee's stock                                              65       --      --
Proceeds from sale of joint ventures                                                34       --      --
Net proceeds (expenditures) related to Easton investment                            18      (11)    (22)
Other investing activities                                                          30       49      (7)
-------------------------------------------------------------------------------------------------------
Net cash used for investing activities                                             (80)     (59)   (516)

=======================================================================================================
Financing Activities
Repayment of long-term debt                                                       (150)      --    (250)
Proceeds from issuance of long-term debt                                           300       --      --
Repurchase of common stock, including transaction costs                             --       --    (200)
Repurchase of Intimate Brands, Inc. common stock                                    --       (8)    (31)
Dividends paid                                                                    (150)    (129)   (128)
Proceeds from exercise of stock options and other                                   52       35      41
-------------------------------------------------------------------------------------------------------
Net cash provided by (used for) financing activities                                52     (102)   (568)
-------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and equivalents                                    767      844    (262)
Cash and equivalents, beginning of year                                          1,495      651     913
-------------------------------------------------------------------------------------------------------
Cash and equivalents, end of year                                               $2,262   $1,495   $ 651

-------------------------------------------------------------------------------------------------------

The accompanying Notes are an integral part of these Consolidated Financial Statements.

================================================================================
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
1
--------------------------------------------------------------------------------
Summary of Significant Accounting Policies
--------------------------------------------------------------------------------
Principles of Consolidation

Limited Brands, Inc. (the "Company") sells women's and men's apparel, women's intimate apparel and personal care products under various trade names through its specialty retail stores and direct response (catalog and e-commerce) businesses.

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The consolidated financial statements include the results of Lane Bryant through August 16, 2001, when it was sold to a third party, Intimate Brands, Inc. ("IBI"), an 84%-owned subsidiary through March 21, 2002, when the Company purchased the remaining minority interest (see Note 2) and Lerner New York ("Lerner") through November 27, 2002 when it was sold to a third party. Lerner's results are reflected as discontinued operations for all periods presented (see Note 3).

Investments in unconsolidated entities over which the Company exercises significant influence but does not have control are accounted for using the equity method. The Company's share of the net income or loss of unconsolidated entities from which the Company purchases merchandise or merchandise components is included in cost of goods sold. The Company's share of the net income or loss of all other unconsolidated entities is included in other income (loss) which amounted to ($2) million in 2002, ($11) million in 2001 and ($24) million in 2000.

--------------------------------------------------------------------------------
Fiscal Year

The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years are designated in the financial statements and notes by the calendar year in which the fiscal year commences. The results for fiscal years 2002 and 2001 represent the fifty-two-week periods ended February 1, 2003 and February 2, 2002 and results for fiscal year 2000 represent the fifty-three-week period ended February 3, 2001.

--------------------------------------------------------------------------------
Cash and Equivalents

Cash and equivalents include amounts on deposit with financial institutions and money market investments with original maturities of less than 90 days.

The Company's cash management process provides for the daily funding of checks as they are presented to the bank. Included in accounts payable at February 1, 2003 and February 2, 2002 are $161 million and $120 million representing outstanding checks.

--------------------------------------------------------------------------------
Inventories

Inventories are principally valued at the lower of average cost or market, on a weighted-average cost basis, using the retail method.

--------------------------------------------------------------------------------
Store Supplies

The initial shipment of selling-related supplies (including, but not limited to, hangers, signage, security tags and packaging) is capitalized at the store opening date. Subsequent shipments are expensed, except for new merchandise presentation programs, which are capitalized. Store supplies are adjusted as appropriate for changes in actual quantities or costs.

--------------------------------------------------------------------------------
Direct Response Advertising

Direct response advertising relates primarily to the production and distribution of the Company's catalogs and is amortized over the expected future revenue stream, which is principally three months from the date catalogs are mailed. The Company had capitalized direct response advertising of $20 million at February 1, 2003 and $24 million at February 2, 2002. All other advertising costs are expensed at the time the promotion first appears in media or in the store. Catalog and advertising costs amounted to $428 million in 2002, $446 million in 2001 and $480 million in 2000.

--------------------------------------------------------------------------------
Long-lived Assets

Depreciation and amortization of property and equipment are computed for financial reporting purposes on a straight-line basis, using service lives ranging principally from 10 to 15 years for building and leasehold improvements, 3 to 10 years for store related property and equipment and 20 years for other property and equipment. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts with any resulting gain or loss included in net income. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments that extend service lives are capitalized.

Effective in the first quarter of 2002, goodwill is no longer amortized. Prior to 2002, goodwill was amortized on a straight-line basis over 30 years and goodwill related to IBI stock buybacks was reversed as the shares were reissued to provide shares needed for employee benefit plans. The cost of intellectual property assets is amortized based on the sell-through of the related products, over the shorter of the term of the license agreement or the estimated useful life of the asset, not to exceed 10 years.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the undiscounted future cash flows from the long-lived assets are less than the carrying value, the Company recognizes a loss equal to the difference between the carrying value and the discounted future cash flows of the asset. Goodwill is reviewed annually for impairment by comparing each reporting unit's carrying value to its fair value. Trademarks are reviewed for impairment annually by comparing the fair value to the carrying value. Factors used in the valuation of long-lived assets, trademarks and goodwill include, but are not limited to, management's plans for future operations, brand initiatives, recent operating results and projected cash flows.

--------------------------------------------------------------------------------
Income Taxes

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

--------------------------------------------------------------------------------
Self Insurance

The Company is self-insured for medical, worker's compensation, general liability and automobile benefits up to certain stop-loss limits. Such costs are accrued based on known claims and an estimate of incurred but not reported
(IBNR) claims. IBNR claims are estimated using historical claim information.

--------------------------------------------------------------------------------
Stock-Based Compensation

The Company has elected to recognize compensation expense associated with stock-based awards under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations. Under APB No. 25, because the exercise price of the Company's employee stock options is generally equal to the market price of the underlying stock on the date of grant, no compensation expense is recognized. Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", establishes an alternative method of expense recognition for stock-based compensation awards based on fair values.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 (millions, except per share amounts).

================================================================================
Stock-Based Compensation                                   2002    2001    2000
--------------------------------------------------------------------------------
Net income, as reported                                   $ 502   $ 519   $ 428
Add: Stock compensation cost recorded under
APB No. 25, net of tax                                       58      13       8
Deduct: Stock compensation cost calculated under
SFAS No. 123, net of tax                                    (50)    (39)    (31)
--------------------------------------------------------------------------------
Pro forma net income                                      $ 510   $ 493   $ 405
--------------------------------------------------------------------------------
Earnings per share: Basic, as reported                    $0.98   $1.21   $1.00
                    Basic, pro forma                      $1.00   $1.15   $0.95
                    Diluted, as reported                  $0.96   $1.19   $0.96
                    Diluted, pro forma                    $0.99   $1.14   $0.91

In 2002, under APB No. 25, the Company recognized stock compensation expense of $58 million, net of tax, which included $43 million, net of tax for the exchange of stock awards related to the IBI recombination. Under SFAS No. 123, the stock compensation expense using the fair value method is $50 million, net of tax, which includes $14 million, net of tax related to stock awards exchanged in the IBI recombination.

The weighted average per share fair value of options granted by the Company ($5.31, $5.84 and $5.19 during 2002, 2001 and 2000) was used to calculate the pro forma compensation expense under SFAS No. 123. The fair value was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions for 2002, 2001 and 2000: dividend yields of 2.8%, 2.3% and 2.3%; volatility of 42%, 41% and 36%; risk-free interest rates of 3%, 4% and 5%; and expected lives of 4.4 years, 4.5 years and 4.3 years. The Company used an assumed forfeiture rate of 20% for stock-based awards granted prior to 2001.

--------------------------------------------------------------------------------
Shareholders' Equity

On May 2, 2000, the Company declared a two-for-one stock split ("stock split") in the form of a stock dividend distributed on May 30, 2000 to shareholders of record on May 12, 2000. Shareholders' equity reflects the reclassification of an amount equal to the par value of the increase in issued common shares ($108 million) from paid-in capital to common stock. Also, in connection with the stock split, the Company retired 327 million treasury shares with a cost of $4.3 billion. A non-cash charge was made to retained earnings for the excess cost of treasury stock over its par value.

Also in 2000, the Company repurchased 9 million shares of its common stock for $200 million.

--------------------------------------------------------------------------------
Revenue Recognition

The Company recognizes sales upon customer receipt of the merchandise. Shipping and handling revenues are included in net sales and the related costs are included in costs of goods sold, buying and occupancy. Revenue for gift certificate sales and store credits is recognized at redemption. A reserve is provided for projected merchandise returns based on prior experience.

--------------------------------------------------------------------------------
Cost of Goods Sold, Buying and Occupancy

Cost of goods sold includes merchandise costs, net of discounts and allowances, freight, and inventory shrinkage. Buying and occupancy expenses primarily include payroll, benefit costs, and operating expenses for the Company's buying departments and distribution network, rent, common area maintenance, real estate taxes, utilities, maintenance, catalog amortization and depreciation for the Company's stores and warehouse facilities and equipment.

--------------------------------------------------------------------------------
General, Administrative and Store Operating Expenses

General, administrative and store operating expenses primarily include payroll and benefit costs for the Company's store-selling and administrative departments (including corporate functions) advertising and other operating expenses not specifically categorized elsewhere in the consolidated statements of income.

--------------------------------------------------------------------------------
Earnings Per Share

Net income per share is computed in accordance with SFAS No. 128, "Earnings Per Share." Earning per basic share is computed based on the weighted average number of outstanding common shares. Earnings per diluted share includes the weighted average effect of dilutive options and restricted stock on the weighted average shares outstanding. Additionally, prior to the IBI recombination in 2002 (see
Note 2), earnings per diluted share included the impact of the dilutive options and restricted stock at IBI as a reduction to earnings. This had no impact on 2002 and 2001 earnings per diluted share but resulted in a $0.01 reduction to 2000 earnings per diluted share.

================================================================================
Weighted Average Common Shares Outstanding (Millions)        2002   2001   2000
--------------------------------------------------------------------------------
Common shares issued                                          511    432    432
Treasury shares                                                (1)    (4)    (4)
--------------------------------------------------------------------------------
Basic shares                                                  510    428    428
Effect of dilutive options and restricted stock                12      7     15
--------------------------------------------------------------------------------
Diluted shares                                                522    435    443

The computation of earnings per diluted share excludes options to purchase 13.4 million, 11.3 million and 1.1 million shares of common stock in 2002, 2001 and 2000, because the options' exercise price was greater than the average market price of the common shares during the year.

--------------------------------------------------------------------------------
Gains on Investees' Stock

During the third quarter of 2002, the Company recognized a $6 million pretax gain resulting from the sale of its entire interest in Charming Shoppes, Inc. common stock (9.5 million shares) for $65 million. The stock was received in connection with the Company's sale of Lane Bryant during the third quarter of 2001.

In accordance with SEC Staff Accounting Bulletin No. 51, "Accounting for Sales of Stock by a Subsidiary," the Company records a non-operating gain when its proportionate share of an investee's equity increases as a result of the investee's initial public stock offering ("IPO").

During the second quarter of 2001, the Company recognized $62 million of pretax gains from the IPO's of Alliance Data Systems Corp. ("ADS") and Galyan's Trading Company Inc. ("Galyan's"). ADS is a provider of electronic transaction services, credit services and loyalty and database marketing services. Galyan's is a specialty retailer that sells outdoor and athletic equipment, apparel, and footwear and accessories. Prior to the IPO's, the Company's ownership interest in ADS and Galyan's was approximately 31% and 37%, respectively. As of February 1, 2003, the Company owns approximately 14.7 million shares of ADS common stock, representing a 20% ownership interest, and 4.2 million shares of Galyan's common stock, representing a 24% ownership interest. The carrying value of the ADS and Galyan's investments, combined, was $156 million and $145 million and the aggregate market value was $299 million and $364 million at February 1, 2003 and February 2, 2002, respectively.

--------------------------------------------------------------------------------
Use of Estimates in the Preparation of Financial Statements

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

--------------------------------------------------------------------------------
Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

In addition, the Company reclassified landlord allowances received in conjunction with store leases from property and equipment to other long-term liabilities. Accordingly, related reclassifications have been reflected in the Consolidated Statements of Cash Flows resulting in an increase in capital expenditures, with an offsetting increase in cash flows from operating activities.

--------------------------------------------------------------------------------
2
--------------------------------------------------------------------------------
Acquisition of Intimate Brands Minority Interest

On March 21, 2002, the Company completed a tax-free tender offer and merger, which resulted in the acquisition of the IBI minority interest. The acquisition resulted in the recombination of Intimate Brands and Limited Brands. The total purchase price was approximately $1.6 billion, based on approximately 89 million Limited Brands common shares issued in the transaction and the average closing price of Limited Brands common stock over the 3-day period before and after the transaction date.

The acquisition was effected through an offer to exchange 1.1 shares of Limited Brands common stock for each share of IBI Class A common stock followed by a merger in which all publicly-held shares not tendered were exchanged for the same consideration. As a result, IBI became a wholly-owned subsidiary of Limited Brands and the former public shareholders of IBI became shareholders of Limited Brands.

The acquisition was accounted for using the purchase method of accounting, as prescribed by SFAS No. 141, "Business Combinations." The Company allocated the purchase price to the minority interest portion of the fair values of identifiable intangible assets acquired.

The purchase price allocation included $411 million of acquired intangible assets related to trade names with indefinite lives. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," these intangible assets will not be amortized. The remaining purchase price allocation included the fair market value adjustments related to customer relationships and lists, property and equipment, leases, long-term debt and deferred rent. These adjustments are amortized over their respective useful lives (primarily five years) resulting in a non-cash expense of approximately $5 million per year. In addition, the acquisition resulted in approximately $1.2 billion of goodwill. None of these amounts are deductible for tax purposes.

The following table summarizes selected unaudited pro forma information for the years ended February 1, 2003 and February 2, 2002 as if the recombination had been completed at the beginning of 2001. This selected unaudited pro forma information is not necessarily indicative of the operating results that would have occurred if the recombination had been completed at the beginning of the periods presented and is not necessarily indicative of the results that may be achieved in the future. The pro forma information reflects adjustments related to additional depreciation and amortization from the fair market value adjustments described above, the elimination of minority interest in earnings of Intimate Brands and an increase in total weighted average shares outstanding based on the conversion of Intimate Brands historical weighted average Class A common stock outstanding using the 1.1 exchange ratio.

================================================================================
(Millions except per share amounts)                                2002     2001
--------------------------------------------------------------------------------
Net sales                                                        $8,445   $8,423
--------------------------------------------------------------------------------
Net income                                                          508      580
--------------------------------------------------------------------------------
Net income per share: Basic                                      $ 0.97   $ 1.12
                      Diluted                                    $ 0.95   $ 1.10

The selected unaudited pro forma information for the year ended February 1, 2003 includes a pretax, non-cash special and nonrecurring charge of $34 million related to the exchange of vested IBI stock awards (see Note 4). In addition, the selected unaudited pro forma information for the year ended February 1, 2003 includes a pretax, non-cash compensation cost related to the exchange of unvested IBI stock awards for Limited Brands stock awards that will be recognized as expense over the remaining vesting periods, primarily in fiscal years 2002 and 2003. For the year ended February 1, 2003, the Company recognized $25 million of pretax, non-cash compensation expense related to these unvested awards.

--------------------------------------------------------------------------------
3
--------------------------------------------------------------------------------
Discontinued Operations

On November 27, 2002, the Company sold one of its apparel businesses, Lerner/New York & Company ("Lerner"), to an investor group led by the business unit's President and Chief Executive Officer and affiliates of Bear Stearns Merchant Banking. Under the terms of the agreement, the Company received $79 million in cash, a $75 million subordinated note and warrants for approximately 15% of the common equity of the new company. A $26 million discount was recorded on the subordinated note, which will be accreted to income over the term of the note on a straight-line basis. The subordinated note bears interest at 10% to be payable in-kind ("PIK") through the issuance of additional notes to the Company. The subordinated note and related PIK notes are due on November 26, 2009. Subsequent to year-end, the Company received approximately $38 million in additional cash consideration based on Lerner's net working capital at closing. This amount was included in accounts receivable at February 1, 2003.

The transaction resulted in a fourth quarter after-tax loss of approximately $4 million, which reflects transaction costs and a $12 million lease guarantee liability (see Note 7). The Company's financial statements reflect Lerner's operating results (including the transaction loss) as a discontinued operation for all periods presented in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Lerner's net sales and pretax income reported in discontinued operations were $708 million and $15 million in 2002, $940 million and $22 million in 2001 and $1.024 billion and $34 million in 2000. The Company did not allocate interest expense to discontinued operations.

The Company will continue to provide certain corporate services to Lerner under a service agreement.

--------------------------------------------------------------------------------
4
--------------------------------------------------------------------------------
Special and Nonrecurring Items

During the first quarter of 2002, in connection with the acquisition of the IBI minority interest (see Note 2), vested IBI stock options and restricted stock were exchanged for Limited Brands stock awards with substantially similar terms. In accordance with Emerging Issues Task Force Issue No. 00-23, "Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and Financial Accounting Standards Board ("FASB") Interpretation No. 44," the exchange was accounted for as a modification of a stock-based compensation arrangement. As a result, the Company recorded a pretax, non-cash charge of $34 million in the first quarter of 2002.

During the third quarter of 2001, the Company sold one of its apparel businesses, Lane Bryant, to Charming Shoppes, Inc. for $280 million of cash and
8.7 million shares of Charming Shoppes, Inc. common stock valued at $55 million. On December 12, 2001, the Company received additional Charming Shoppes, Inc. common stock valued at $4 million based on a final determination of Lane Bryant's net tangible assets at closing. The transaction resulted in a third quarter pretax gain of $170 million (net of $24 million of transaction costs) and a $68 million tax provision. The Company continues to provide certain corporate services to Lane Bryant through a transition period under service agreements.

During the fourth quarter of 2000, the Company recorded a $10 million pretax charge to close Bath & Body Works' United Kingdom stores. The charge consisted of non-cash store and other asset write-offs of $5 million and accruals for lease termination and other costs of $5 million, all of which were paid during 2001.

--------------------------------------------------------------------------------
5
--------------------------------------------------------------------------------
Property and Equipment, Net
================================================================================
Property and Equipment, at Cost (Millions)                        2002     2001
--------------------------------------------------------------------------------
Land, buildings and improvements                                 $  346   $  365
Furniture, fixtures and equipment                                 1,900    1,956
Leaseholds and improvements                                       1,363    1,489
Construction in progress                                             22       22
--------------------------------------------------------------------------------
Total                                                             3,631    3,832
Less: accumulated depreciation and amortization                   2,139    2,233
--------------------------------------------------------------------------------
Property and equipment, net                                      $1,492   $1,599

--------------------------------------------------------------------------------
6
--------------------------------------------------------------------------------
Goodwill and Other Intangible Assets

Intangible assets, not subject to amortization, represent trade names that were recorded in connection with the acquisition of the Intimate Brands minority interest and were $411 million as of February 1, 2003.

Intellectual property assets and other intangibles, subject to amortization, had a gross carrying value and accumulated amortization of $54 million and $18 million at February 1, 2003 and $41 million and $10 million at February 2, 2002.

Amortization expense was $6 million in 2002, $11 million in 2001 and $11 million in 2000. Amortization expense in 2001 and 2000 includes the amortization of goodwill. The estimated annual amortization expense for intangibles each year through 2007 is approximately $8 million.

In accordance with SFAS No.142, the year ended February 2, 2002 has not been restated to add back the amortization expense of goodwill. Goodwill amortization expense did not have a material impact on net income for the year ended
February 2, 2002.

--------------------------------------------------------------------------------
The changes in the carrying amount of goodwill for the year ended February 1, 2003 is as follows:

================================================================================
                                      Victoria's     Bath &
(Millions)                              Secret     Body Works   Apparel    Total
--------------------------------------------------------------------------------
Balance, February 2, 2002                $ 50         $ 67        $ 4     $  121
Goodwill acquired (disposed)              640          554         (4)     1,190
--------------------------------------------------------------------------------
Balance, February 1, 2003                $690         $621         --     $1,311

--------------------------------------------------------------------------------
7
--------------------------------------------------------------------------------
Leased Facilities, Commitments and Contingencies

Annual store rent consists of a fixed minimum amount and/or contingent rent based on a percentage of sales exceeding a stipulated amount.

================================================================================
Rent Expense (Millions)                                       2002   2001   2000
--------------------------------------------------------------------------------
Store rent           Fixed minimum                            $466   $464   $476
                     Contingent                                 42     44     52
--------------------------------------------------------------------------------
Total store rent                                               508    508    528
Equipment and other                                             34     30     25
--------------------------------------------------------------------------------
Total rent expense                                            $542   $538   $553

For leases that contain predetermined fixed escalations of the minimum rentals and/or rent abatements, the Company recognizes the related rental expense on a straight-line basis and records the difference between the recognized rental expense and amounts payable under the leases as deferred lease credits, which are included in other long-term liabilities. At February 1, 2003 and February 2, 2002, this liability amounted to $66 million and $86 million.

Landlord allowances received upon entering into certain store leases are recognized on a straight-line basis as a reduction to rent expense over the lease term. The unamortized portion is included in other long-term liabilities. At February 1, 2003 and February 2, 2002, the long-term deferred credit was approximately $202 million and $240 million.

At February 1, 2003, the Company was committed to noncancelable leases with remaining terms generally from one to ten years. A substantial portion of these commitments consists of store leases generally with an initial term of ten years, with options to renew at varying terms. Store lease terms generally require additional payments covering taxes, common area costs and certain other expenses. The obligations for these additional payments are excluded from the "minimum rent commitments under noncancelable leases" table that follows.

================================================================================
Minimum Rent Commitments
Under Noncancelable Leases (Millions)
--------------------------------------------------------------------------------
2003                                                                        $525
--------------------------------------------------------------------------------
2004                                                                         482
--------------------------------------------------------------------------------
2005                                                                         428
--------------------------------------------------------------------------------
2006                                                                         362
--------------------------------------------------------------------------------
2007                                                                         282
--------------------------------------------------------------------------------
Thereafter                                                                   807

Additionally, the Company has guaranteed approximately $570 million of lease payments of Abercrombie & Fitch, Limited Too, Galyan's, Lane Bryant and Lerner under noncancelable leases expiring at various dates through 2014. These guarantees include minimum rent and additional payments covering taxes, common area costs and certain other expenses. These guarantees relate only to leases that commenced prior to the disposition of these subsidiaries. The Company does not intend and is not required to renew its guarantees at the expiration of these leases.

In conjunction with the sale of Lerner, the Company recognized a liability of $12 million representing the estimated fair value of the Company's obligation as guarantor in accordance with the provisions of SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" effective for guarantees issued after May 15, 2002.

The Company has land and other investments in Easton, a 1,200-acre planned community in Columbus, Ohio, that integrates office, hotel, retail, residential and recreational space. These investments totaled $69 million at February 1, 2003 and $85 million at February 2, 2002.

Included in the Company's Easton investments is a member interest in the Easton Town Center, LLC ("ETC"), an entity that owns and has developed a commercial entertainment and retail center. The Company accounts for this interest using the equity method. The Company has a majority financial interest in ETC, but another member that is unaffiliated with the Company is the managing member. Certain significant decisions regarding ETC require the consent of the unaffiliated members in addition to the Company. The Company is evaluating the accounting impact of adopting FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," which is effective in the third quarter of 2003.

Total assets of ETC were approximately $235 million as of February 1, 2003. In addition, ETC's principal funding source is a $210 million secured bank loan, all of which was outstanding at February 1, 2003. The loan is payable in full on January 28, 2006, with the option of two twelve-month extensions if certain requirements are met. The Company has guaranteed $25 million of the principal of this loan. If ETC does not meet the debt service coverage ratio or appraised property values required by the loan agreement, the Company has the option to 1) guarantee an additional amount of the loan; 2) provide an irrevocable letter of credit on behalf of ETC; 3) make a principal payment or 4) lease additional retail space. Otherwise, the bank may call the loan under the agreement's default provisions. The Company expects that ETC will meet the financial requirements of this loan.

The Company has issued a $30 million standby letter of credit, on which the City of Columbus, Ohio (the "City") can draw solely to pay principal and interest on public bonds issued by the City for infrastructure development at Easton. The bonds mature on December 1, 2024. Under the terms of the letter of credit, the City can draw funds if Easton property tax revenues are insufficient to cover the debt service requirements of the bonds. The Company does not currently anticipate that the City will be required to draw funds under the letter of credit.

The Company is subject to various claims and contingencies related to lawsuits, income taxes and other matters arising out of the normal course of business. Management believes that the ultimate liability arising from such claims or contingencies, if any, is not likely to have a material adverse effect on the Company's results of operations, financial condition or liquidity.

--------------------------------------------------------------------------------
8
================================================================================
Accrued Expenses and Other (Millions)                                2002   2001
--------------------------------------------------------------------------------
Deferred revenue                                                     $165   $165
Compensation, payroll taxes and benefits                              118    133
Taxes, other than income                                               57     52
Insurance                                                              32     41
Returns reserve                                                        32     31
Rent                                                                   31     40
Other                                                                 172    201
--------------------------------------------------------------------------------
Total                                                                $607   $663

--------------------------------------------------------------------------------
9
--------------------------------------------------------------------------------
Income Taxes

================================================================================
Provision for Income Taxes (Millions)                         2002   2001   2000
--------------------------------------------------------------------------------
Currently payable      Federal                                $251   $253   $251
                       State                                    49     41     26
                       Foreign                                   5      5      6
                       ---------------------------------------------------------
                       Total                                   305    299    283

--------------------------------------------------------------------------------
Deferred               Federal                                  30     56      8
                       State                                     6     21     27
                       ---------------------------------------------------------
                       Total                                    36     77     35

--------------------------------------------------------------------------------
Total provision                                               $341   $376   $318

The total provision excludes amounts related to discontinued operations in the amount of ($1) million in 2002, $9 million in 2001, and $13 million in 2000. The 2002 tax provision also reflects the nondeductible expense related to the exchange of vested IBI incentive stock options (see Note 4). The foreign component of pretax income, arising principally from overseas sourcing operations, was $56 million in 2002, $59 million in 2001 and $70 million in 2000.

The following reconciliation between the statutory Federal income tax rate and the effective income tax rate on pretax earnings excludes the impact of minority interest, discontinued operations and the nondeductible expense related to the exchange of IBI incentive stock options (see Note 2).

================================================================================
Reconciliation Between the Statutory Federal
Income Tax Rate and the Effective Tax Rate                   2002   2001   2000
--------------------------------------------------------------------------------
Federal income tax rate                                      35.0%  35.0%  35.0%
State income taxes, net of Federal income tax effect          4.3%   4.3%   4.5%
Other items, net                                              0.5%   0.5%   0.5%
--------------------------------------------------------------------------------
Total                                                        39.8%  39.8%  40.0%

The Company's effective tax rate has historically reflected and continues to reflect a provision related to the undistributed earnings of foreign affiliates. The Internal Revenue Service ("IRS") has assessed the Company for additional taxes and interest for the years 1992 to 1998 relating to the undistributed earnings of foreign affiliates. On September 7, 1999, the United States Tax Court sustained the position of the IRS with respect to the 1992 year. In connection with an appeal of the Tax Court judgment, in 1999 the Company made a $112 million payment of taxes and interest for the years 1992 to 1998 that reduced deferred tax liabilities.

On March 29, 2002, the U.S. Court of Appeals for the Sixth Circuit ruled in favor of the Company, reversing the previous Tax Court judgment relating to the 1992 year. This ruling will also apply to years 1993 and 1994. However, the amount of any payment the Company may receive related to the 1992 through 1994 years has not been finalized and the Company will be required to pursue additional actions to obtain any refunds related to the 1995 through 1998 years.

                                                            2002                           2001
===========================================================================================================
Effect of Temporary Differences that
Give Rise to Deferred Income Taxes (Millions)   Assets   Liabilities   Total   Assets   Liabilities   Total
-----------------------------------------------------------------------------------------------------------
Property and equipment                             --       ($119)     ($119)     --        ($98)      ($98)
Trademarks and other intangibles                   --        (155)      (155)   $ 13          --         13
Undistributed earnings of foreign affiliates       --         (36)       (36)     --         (41)       (41)
Leases                                           $100          --        100     108          --        108
Inventory                                          15          --         15      16          --         16
Investments in unconsolidated affiliates           --         (30)       (30)     --         (24)       (24)
Non-qualified retirement plan                      28          --         28      28          --         28
Other, net                                         16          --         16      40          --         40
-----------------------------------------------------------------------------------------------------------
Total deferred income taxes                      $159       ($340)     ($181)   $205       ($163)     $  42

Income taxes payable included net current deferred tax liabilities of $56 million at February 1, 2003 and $25 million at February 2, 2002. Income tax payments were $376 million in 2002, $181 million in 2001 and $316 million in 2000.

--------------------------------------------------------------------------------
10
--------------------------------------------------------------------------------
Long-term Debt

================================================================================
Unsecured Long-term Debt (Millions)                                  2002   2001
--------------------------------------------------------------------------------
6 1/8%   Notes due December 2012,                                    $299     --
         less unamortized discount
--------------------------------------------------------------------------------
7 1/2%   Debentures due March 2023,                                   248   $250
         less unamortized discount
--------------------------------------------------------------------------------
7 4/5%   Notes due May 2002                                            --    150
--------------------------------------------------------------------------------
Less: current portion of long-term debt                                --    150
--------------------------------------------------------------------------------
Total                                                                $547   $250

On November 25, 2002, the Company issued $300 million of debt securities which mature on December 1, 2012 and bear interest at 6 1/8%. The debt securities were issued using the Company's then existing $250 million shelf registration, together with an additional $50 million as permitted pursuant to Securities and Exchange Commission shelf registration regulations.

The $250 million 7 1/2% debentures may be redeemed at the option of the Company, in whole or in part, at any time on or after March 15, 2003, at declining premiums (see Note 15). The unamortized discount relates to the fair market value adjustment of Intimate Brands' portion of the 7 1/2% debentures in connection with the recombination (see Note 2) and is being amortized over the remaining term of the debentures.

In 2001, the Company entered into a $1.25 billion unsecured revolving credit facility (the "Facility"). The Facility is comprised of a $500 million 364-day agreement and a $750 million 5-year agreement. Borrowings outstanding under the Facility, if any, are due June 27, 2003 and July 13, 2006, respectively. The Facility has several borrowing and interest rate options both fixed and variable. Fees payable under the Facility are based on the Company's long-term credit ratings, and are currently 0.1% (for the 364-day agreement) and 0.125% (for the 5-year agreement) of the committed amount per year.

The Facility requires the Company to maintain certain specified fixed charge and debt-to-capital ratios. The Company was in compliance with these requirements at February 1, 2003.

The Facility supports the Company's commercial paper and letter of credit programs, which are used from time to time to fund working capital and other general corporate requirements. The Company did not issue commercial paper or draw on the Facility during 2002. In addition, no commercial paper or amounts under the Facility were outstanding at February 1, 2003.

Interest paid was $29 million in 2002, $34 million in 2001 and $66 million in 2000.

--------------------------------------------------------------------------------
11
--------------------------------------------------------------------------------
Stock-based Compensation
--------------------------------------------------------------------------------
Stock Options

Under the Company's stock plans, associates may be granted up to a total of 75 million options and restricted shares to purchase the Company's common stock at the market price on the date of grant. This amount includes an additional 12 million options and restricted shares authorized in 2002. Options have a maximum term of ten years and generally vest over periods from four to six years.

Prior to the acquisition of the IBI minority interest, associates were granted restricted shares and options under separate Limited Brands and IBI stock plans. As a result of the recombination (see Note 2), the IBI stock plan was amended to reflect the conversion of IBI stock options and restricted stock to Limited Brands stock awards with substantially similar terms.

--------------------------------------------------------------------------------
Restricted Stock

Approximately 559,000, 75,000 and 41,000 restricted Limited Brands shares were granted in 2002, 2001 and 2000, with market values at date of grant of $10 million in 2002 and $1 million in each of 2001 and 2000. Restricted shares generally vest over a period of three to six years. Additionally, IBI granted 59,000 restricted shares in 2000. No IBI restricted shares were granted in 2001. The restricted shares were exchanged for Limited Brands stock awards with substantially similar terms (see Stock Options section).

================================================================================
Stock Options Outstanding at February 1, 2003 (Millions except per share amounts)

                                 Options Outstanding                        Options Exercisable
----------------------------------------------------------------------------------------------------
                                Weighted Average
    Range of         Number         Remaining      Weighted Average      Number     Weighted Average
Exercise Prices   Outstanding   Contractual Life    Exercise Price    Exercisable    Exercise Price
----------------------------------------------------------------------------------------------------
$ 6-10               12,753           4.1               $ 9.22           8,716           $ 9.12
$11-15               10,318           6.1               $13.23           5,537           $13.28
$16-20               19,297           7.6               $17.62           5,120           $17.20
$21-27                1,596           6.9               $21.88             687           $22.07
----------------------------------------------------------------------------------------------------
$ 6-27               43,964           6.2               $14.31          20,060           $12.77

=====================================================================================================
                                                                                  Weighted Average
Stock Option Activity (Millions except per share amounts)   Number of Shares   Option Price Per Share
-----------------------------------------------------------------------------------------------------
2000   Outstanding at beginning of year                         32,574                 $12.03
       Granted                                                   4,075                  17.39
       Exercised                                                (4,157)                 10.22
       Canceled                                                 (2,285)                 14.03
       ----------------------------------------------------------------------------------------------
       Outstanding at end of year                               30,207                 $12.86
       Options exercisable at end of year                       10,474                 $11.53

-----------------------------------------------------------------------------------------------------
2001   Outstanding at beginning of year                         30,207                 $12.86
       Granted                                                   5,818                  17.71
       Exercised                                                (2,464)                 10.68
       Canceled                                                 (3,097)                 16.43
       ----------------------------------------------------------------------------------------------
       Outstanding at end of year                               30,464                 $13.61
       Options exercisable at end of year                       12,272                 $12.08

-----------------------------------------------------------------------------------------------------
2002   Outstanding at beginning of year                         30,464                 $13.61
       Granted                                                   7,952                  17.59
       Exchange of IBI options                                  13,871                  12.86
       Exercised                                                (4,544)                 10.95
       Canceled                                                 (3,779)                 14.51
       ----------------------------------------------------------------------------------------------
       Outstanding at end of year                               43,964                 $14.31
       Options exercisable at end of year                       20,060                 $12.77

--------------------------------------------------------------------------------
12
--------------------------------------------------------------------------------
Retirement Benefits

The Company sponsors a qualified defined contribution retirement plan and a nonqualified supplemental retirement plan. Participation in the qualified plan is available to all associates who have completed 1,000 or more hours of service with the Company during certain twelve-month periods and attained the age of 21. Participation in the nonqualified plan is subject to service, job level and compensation requirements. Company contributions to these plans are based on a percentage of associates' eligible annual compensation. The cost of these plans was $67 million in 2002, $56 million in 2001 and $54 million in 2000. The liability for the nonqualified plan, including contributions made by employees and the Company, amounted to $111 million at February 1, 2003 and $109 million at February 2, 2002 and is included in other long-term liabilities.

--------------------------------------------------------------------------------
13
--------------------------------------------------------------------------------
Fair Value of Financial Instruments and Concentration of Credit Risk

--------------------------------------------------------------------------------
Fair Value

The carrying value of cash equivalents, accounts receivable, accounts payable, current portion of long-term debt and accrued expenses approximates fair value because of their short maturity. The fair value of long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The estimated fair value of the Company's long-term debt at February 1, 2003 and February 2, 2002 was $556 million and $221 million compared to the carrying value of $547 million and $250 million, respectively.

--------------------------------------------------------------------------------
Concentration of Credit Risk

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

--------------------------------------------------------------------------------
14
--------------------------------------------------------------------------------
Segment Information

Following the acquisition of the IBI minority interest (see Note 2), the Company has resegmented its business into three reportable segments: Victoria's Secret, Bath & Body Works and Apparel. Previously, the Company's reportable segments were Intimate Brands and Apparel. Historical financial information has been reclassified to reflect this new segmentation.

The Victoria's Secret segment derives its revenues from sales of women's intimate and other apparel, personal care products and accessories marketed under the Victoria's Secret brand name. Victoria's Secret merchandise is sold through its stores and direct response (catalog and e-commerce) businesses. The Bath & Body Works segment derives its revenues from the sale of personal care products and accessories and home fragrance products marketed under the Bath & Body Works and White Barn Candle Company brand names. The Apparel segment derives its revenues from sales of women's and men's apparel through Express and Limited Stores.

===============================================================================================================
                                                         Bath & Body                       Reconciling
Segment Information (Millions)       Victoria's Secret      Works      Apparel    *Other      Items       Total
---------------------------------------------------------------------------------------------------------------
2002   Net sales                           $3,586          $1,781       $2,711   @$1,510    #($1,143)    $8,445
       Depreciation & amortization             75              65           52        84          --        276
       Operating income                       614             300          115     @(157)       +(34)       838
       Total assets                         1,991           1,477          685     3,093          --      7,246
       Capital expenditures                   117              39           89        61          --        306

---------------------------------------------------------------------------------------------------------------
2001   Net sales                           $3,272          $1,747       $2,662   @$1,814    #($1,072)    $8,423
       Depreciation & amortization             70              59           59        89          --        277
       Operating income                       454             347           55     @(130)       +170        896
       Total assets                         1,078             776          666     2,574          --      5,094
       Capital expenditures                   128              99           58        92          --        377

---------------------------------------------------------------------------------------------------------------
2000   Net sales                           $3,301          $1,785       $2,836   @$2,295    #($1,137)    $9,080
       Depreciation & amortization             64              48           66        93          --        271
       Operating income                       468             418           75     @(119)       +(10)       832
       Total assets                         1,036             776          709     1,966          --      4,487
       Capital expenditures                   136             140           55       156          --        487

* Includes Corporate (including non-core real estate and equity investments), Mast, Henri Bendel, Lerner (through November 27, 2002) and Lane Bryant (through August 16, 2001).

# Represents the elimination of Mast sales to the Victoria's Secret, Bath & Body Works and Apparel segments.

@ As a result of its sale on November 27, 2002, Lerner's results have been reflected in discontinued operations and are excluded from net sales and operating income for all periods presented.

+    Special and nonrecurring items:

     2002 - a $34 million non-cash charge for the exchange of vested stock awards related to the IBI recombination.
     2001 - a $170 million gain resulting from the sale of Lane Bryant.
     2000 - a $10 million charge to close Bath & Body Works' nine stores in the United Kingdom.

--------------------------------------------------------------------------------
15
--------------------------------------------------------------------------------
Subsequent Event

On February 13, 2003, the Company issued $350 million of 6.95% debentures due March 1, 2033 under a 144A private placement offering. The Company is required to register these securities with the Securities and Exchange Commission within 180 days of their issuance.

On February 27, 2003, the Company notified the holders of its 7 1/2% debentures due 2023 (the "Securities") of its intention to redeem the entire outstanding aggregate amount of $250 million. Accordingly, the Securities become due and payable on March 28, 2003 at a redemption price equal to 103.16% of the principal amount, plus accrued interest through March 28, 2003. The early redemption of these Securities will result in a pretax charge of approximately $13 million in the first quarter of 2003, comprised of a call premium and the write-off of unamortized deferred financing fees and discounts.

--------------------------------------------------------------------------------
16
--------------------------------------------------------------------------------
Quarterly Financial Data (Unaudited)

--------------------------------------------------------------------------------
Summarized quarterly financial results for 2002 and 2001 follow (Millions except per share amounts):

================================================================================
2002 Quarters*                                 First   Second    Third   Fourth
--------------------------------------------------------------------------------
Net sales#                                    $1,799   $1,912   $1,768   $2,966
Gross income#                                    622      673      564    1,235
Net income from continuing operations             44       81       14      357
Net income from discontinued operations            6        2        2       (4)
--------------------------------------------------------------------------------
Net income                                        50       83       16      353
--------------------------------------------------------------------------------
Net income per share from
   continuing operations: Basic               $ 0.10   $ 0.16   $ 0.03   $ 0.68
                          Diluted               0.09     0.15     0.03     0.67
--------------------------------------------------------------------------------
Net income per share:     Basic               $ 0.11   $ 0.16   $ 0.03   $ 0.68
                          Diluted               0.10     0.16     0.03     0.66

================================================================================
2001 Quarters*                                 First   Second    Third   Fourth
--------------------------------------------------------------------------------
Net sales#                                    $1,898   $1,999   $1,687   $2,839
Gross income#                                    611      664      514    1,227
Net income from continuing operations             27       85       88      306
Net income from discontinued operations            4      (13)       1       21
--------------------------------------------------------------------------------
Net income                                        31       72       89      327
--------------------------------------------------------------------------------
Net income per share from
   continuing operations: Basic               $ 0.06   $ 0.20   $ 0.21   $ 0.71
                          Diluted               0.06     0.19     0.21     0.70
--------------------------------------------------------------------------------
Net income per share:  Basic                  $ 0.07   $ 0.17   $ 0.21   $ 0.76
                       Diluted                  0.07     0.16     0.21     0.75

* As a result of its sale on November 27, 2002, Lerner's operating results have been reflected as discontinued operations for all periods presented. A loss on the disposal of Lerner of $4 million, net of tax, was recorded in the fourth quarter of 2002.

# Amounts have been reclassified to reflect Lerner's operating results as discontinued operations. Net sales previously reported for the first three quarters in 2002 were $2.027 billion, $2.113 billion and $1.983 billion. Net sales reported for the quarters ended May 5, 2001, August 4, 2001, November 3, 2001 and February 2, 2002 were $2.127 billion, $2.192 billion, $1.906 billion and $3.138 billion, respectively. Gross income previously reported for the first three quarters of 2002 was $685 million, $724 million and $619 million. Gross income reported for the quarters ended May 5, 2001, August 4, 2001, November 3, 2001 and February 2, 2002 was $671
     million, $692 million, $567 million and $1.323 billion, respectively.

     The following special items are included in the above results:

     2002 - a $34 million non-cash charge in the first quarter for the exchange of vested stock awards related to the IBI recombination and a $6 million gain in the third quarter resulting from the sale of Charming Shoppes, Inc. common stock.
     2001 - a $170 million gain in the third quarter resulting from the sale of Lane Bryant and $62 million in gains in the second quarter resulting from the IPO's of ADS and Galyan's.

================================================================================
Report of Independent Accountants

--------------------------------------------------------------------------------
To the Board of Directors & Shareholders of Limited Brands, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Limited Brands, Inc. and its subsidiaries at February 1, 2003 and February 2, 2002, and the results of their operations and their cash flows for each of the three years in the period ended February 1, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which changed the method of accounting for discontinued operations.


/s/ Pricewaterhouse Coopers LLP
--------------------------------
Columbus, Ohio
February 27, 2003

--------------------------------------------------------------------------------
Market Price and Dividend Information

================================================================================
The Company's common stock is traded on the New York Stock Exchange ("LTD"). On February 1, 2003, there were approximately 68,000 shareholders of record. However, when including active associates who participate in the Company's stock purchase plan, associates who own shares through Company-sponsored retirement plans and others holding shares in broker accounts under street names, the Company estimates the shareholder base to be approximately 214,000.

================================================================================
                                     Market Price   Market Price   Cash Dividend
                                         High           Low          Per Share
--------------------------------------------------------------------------------
Fiscal Year 2002   Fourth quarter       $18.50         $12.11          $0.075
                   Third quarter         17.11          12.53           0.075
                   Second quarter        22.34          15.30           0.075
                   First quarter         20.00          15.95           0.075

--------------------------------------------------------------------------------
Fiscal Year 2001   Fourth quarter       $18.98         $11.56          $0.075
                   Third quarter         17.63           9.00           0.075
                   Second quarter        17.50          14.94           0.075
                   First quarter         19.99          14.61           0.075

43