Form 10-K, Exhibit 13
period 2004-01-31
LIMITED BRANDS INC
filed 2004-04-14
CIK 701985

Financial Summary

Summary of Operations ♦ (Millions except per share amounts, ratios, store and associate data)	2003	2002	Ù 2001	« 2000	Ù 1999
Net sales	$8,934	$8,445	$8,423	$9,080	$8,765
Gross income	$3,251	$3,094	$3,016	$3,185	$3,051
Gross income as a percentage of sales	36.4%	36.6%	35.8%	35.1%	34.8%
Operating income •	$963	$838	$896	$832	$881
Operating income as a percentage of sales •	10.8%	9.9%	10.6%	9.2%	10.1%
Income from continuing operations +	$717	$496	$506	$407	$431
Income from continuing operations as a percentage of sales +	8.0%	5.9%	6.0%	4.5%	4.9%
Per Share Results
Income per basic share: continuing operations +	$1.38	$0.97	$1.18	$0.95	$0.98
Income per diluted share: continuing operations +	$1.36	$0.95	$1.16	$0.91	$0.93
Dividends per share	$0.40	$0.30	$0.30	$0.30	$0.30
Book value per share; end of year	$10.18	$9.28	$6.39	$5.44	$5.00
Weighted average diluted shares outstanding	526	522	435	443	456
Other Financial Information
Total assets	$7,873	$7,246	$5,094	$4,487	$4,557
Return on average assets +	9%	8%	11%	9%	10%
Working capital	$3,041	$2,347	$1,330	$1,034	$1,049
Current ratio	3.2	2.9	1.9	1.9	1.8
Capital expenditures	$293	$306	$377	$487	$426
Long–term debt	$648	$547	$250	$400	$400
Debt–to–equity ratio	12%	11%	9%	17%	19%
Shareholders’ equity	$5,266	$4,860	$2,744	$2,316	$2,147
Return on average shareholders’ equity +	14%	13%	21%	19%	21%
Comparable store sales increase (decrease) ■	4%	3%	(3%)	5%	8%
Stores and Associates at End of Year
Number of stores	3,911	4,036	4,614	5,129	5,023
Selling square feet (Thousands)	16,038	16,297	20,146	23,224	23,592
Number of associates	111,100	98,900	100,300	123,700	114,600

♦	As a result of its sale on November 27, 2002, Lerner New York’s (“Lerner”) operating results have been reflected as discontinued operations. Accordingly, Lerner’s results are excluded for all periods presented (see Note 3 to the Consolidated Financial Statements).

Ù	Includes the results of the following companies through their disposition / separation date:

(1) Lane Bryant effective August 16, 2001;

(2) Galyan’s Trading Company, Inc. (“Galyan’s”) effective August 31, 1999;

(3) Limited Too (“TOO”) effective August 23, 1999.

«	Fifty–three–week fiscal year.

•	Operating income includes the effect of the following special items (see Note 4 to the Consolidated Financial Statements):

(1) In 2002, $34 million non–cash charge for vested stock awards related to the IBI recombination;

(2) In 2001, $170 million gain related to the sale of Lane Bryant;

(3) In 2000, $10 million charge to close Bath & Body Works’ nine stores in the United Kingdom;

(4) In 1999, $37 million reversal of a liability related to downsizing costs for Henri Bendel and a $13 million charge for transaction costs related to the TOO spin–off.

+	In addition to the items previously discussed in •, income includes the effect of the following non–operating gains (see Note 1 to the Consolidated Financial Statements):

(1) In 2003, $208 million related to Alliance Data Systems Corporation (“ADS”);

(2) In 2002, $6 million related to Charming Shoppes, Inc;

(3) In 2001, $62 million related to ADS and Galyan’s;

(4) In 1999, $11 million related to Galyan’s.

■	A store is typically included in the calculation of comparable store sales when it has been open 12 months or more and it has not had a change in selling square footage of 20% or more. Additionally, stores of a given brand are excluded if total selling square footage for the brand in the mall changes by 20% or more through the opening or closing of a second store.

Limited Brands 2003 Annual Report	30

Management’s Discussion and Analysis

Executive Overview

Limited Brands, Inc. (the “Company”) operates in the highly competitive specialty retail business. The Company sells women’s intimate apparel, personal care products and women’s and men’s apparel through its retail stores (primarily mall–based) and direct response (catalogue and e–commerce) businesses.

Strategy

Recognizing the challenging economic environment over the past few years, the Company has followed a strategy that reflected a significant emphasis on the disciplined management of investments in inventory and real estate expansion. Additionally, over the last several years, the Company has focused its efforts on streamlining and repositioning its business portfolio by disposing of certain businesses and closing underperforming stores. Along with the proceeds from the disposition of non–core assets, these actions have put the Company in a strong financial position with over $3 billion of cash at year–end and with a focused portfolio of strong consumer brands.

With the business now focused on a few strong brands and with the signs of an improving economic environment, the Company intends to leverage its talent and its strong financial position to drive increased growth. The focus will include investment in the Company’s stores to move its brand positioning forward, investment in new product opportunities such as the Pink product line at Victoria’s Secret, “The World’s Best Candle” at Bath & Body Works and pursuit of new product ideas externally in a variety of formats including partnerships, joint ventures, licensing arrangements and acquisitions.

The Company’s strong financial condition also enabled it to continue its strategy of enhancing shareholder value by returning capital to investors through two actions announced in February 2004. The Company (1) intends to repurchase $1 billion of its common stock through a modified “Dutch Auction”; and (2) increased its annual dividend by 20% to $0.48 per share.

From an operating perspective, the Company’s strategic agenda is to continue to focus on brands, talent and capability.

Brands

The Company’s ability to develop new product ideas and extensions of existing products is a critical aspect of developing brands. The Company has established a “creative team” to drive product development across the enterprise. Three examples of brand building product extensions generated in 2003 include: (1) the introduction of the Victoria’s Secret Pink product line, a lingerie assortment targeted at “younger attitude” customers; (2) the Express Design Studio, a new wear–to–work assortment at Express; and (3) “The World’s Best Candle” at Bath & Body Works.

Another critical aspect of developing the Company’s brands was the change in promotional strategy in the apparel businesses. Historically, these businesses have maintained a high level of promotional activity by offering price promotions that discounted the entire store. Beginning in fall 2003, the Company shifted the promotional strategy of the apparel businesses from frequent, store–wide promotions to more key item/category promotions. These focused promotions are supplemented by quarterly clearance sales, which enable Express and Limited Stores to more effectively clear distressed inventory and introduce newer, fresher product offerings. The new apparel sale strategy was modeled after the successful semi–annual sale strategies at Victoria’s Secret and Bath & Body Works.

A final brand development initiative is real estate. The Company’s stores are one of its most important brand assets and, accordingly, the Company will continue to remodel its fleet with an emphasis on high performance stores in the top markets.

Talent

One of the Company’s key imperatives is to develop, retain and attract talent on a continuing basis. This talent pool is critical to enable the Company to develop and implement a wide range of ideas that are essential to its continued growth. Accordingly, the talent initiative is a major focus of the Company and involves identifying and building the capabilities required to manage the business today and just as importantly, to manage the business the Company anticipates will exist in the future.

Capability

In addition to brands and talent, developing capabilities is another core element of the Company’s strategy. The focus of these activities is on building an efficient and effective infrastructure that will allow merchants to focus on their customers and brands and that will facilitate speed in delivering product to the Company’s customers.

The Company is pursuing a number of opportunities for shared services where transactional work is moved outside of the brand. Examples of this include the centralization of the Company’s loss prevention, non–merchandise procurement and certain human resource functions and the implementation of the first phase of the Company’s human resource management system. Going forward, the Company will continue to identify opportunities to leverage skill sets across the Company where effectiveness and efficiency can be improved.

2003 Results

The Company’s operating results are generally impacted by changes in the overall U.S. economy, and therefore, management monitors the retail environment using, among other things, certain key industry performance indicators such as the University of Michigan Consumer Sentiment Index (which measures consumers’ views on the future course of the U.S. economy), the National Retail Traffic Index (which measures traffic levels in approximately 190 malls nationwide) and National Retail Sales (which reflects sales volumes of 5,000 businesses as measured by the U.S. Census Bureau). These indices provide insight into consumer spending patterns and shopping behavior in the current retail environment and assist management in assessing the Company’s performance as well as the potential impact of industry trends on its future operating results. Although current results are not necessarily indicative of future performance, improvements in the Company’s 2003 operating performance as described in the discussion that follows were consistent with external indications of an economic recovery in the U.S. and rising levels of consumer sentiment.

Limited Brands 2003 Annual Report	32

The following summarized financial data compares reported 2003 sales and operating income results to the comparable periods for 2002 and 2001:

				% CHANGE
Net Sales (Millions)	2003	2002	2001	2003-02	2002-01
Victoria’s Secret Stores	$2,822	$2,647	$2,403	7%	10%
Victoria’s Secret Direct	995	939	869	6%	8%

Total Victoria’s Secret	3,817	3,586	3,272	6%	10%
Bath & Body Works	1,934	1,781	1,747	9%	2%
Express	2,071	2,073	2,044	0%	1%
Limited Stores	626	638	618	(2%)	3%

Total apparel businesses	2,697	2,711	2,662	(1%)	2%
Other •	486	367	742	32%	(51%)

Total net sales	$8,934	$8,445	$8,423	6%	0%

Operating Income (Millions)
Victoria’s Secret	$711	$614	$454	16%	35%
Bath & Body Works	355	300	347	18%	(14%)
Apparel	91	115	55	(21%)	109%
Other •	(194)	(157)	(130)	(24%)	(21%)

Subtotal	963	872	726	10%	20%
Special itemsÙ	—	(34)	170	nm	nm

Total operating income	$963	$838	$896	15%	(6%)

•	Other includes Corporate, Mast, Henri Bendel and Lane Bryant through its sale on August 16, 2001.

Ù	Special items include the following:

(1) In 2002, $34 million non–cash charge related to the IBI recombination;

(2) In 2001, $170 million gain resulting from the sale of Lane Bryant.

nm	not meaningful

The following summarized financial data compares reported 2003 results to the comparable periods for 2002 and 2001:

Comparable Store Sales	2003	2002	2001
Victoria’s Secret	4%	6%	0%

Bath & Body Works	8%	(3%)	(11%)

Express	0%	2%	(3%)
Limited Stores	0%	7%	(2%)

Total apparel businesses	0%	3%	(3%)

Lane Bryant (through August 16, 2001)	na	na	3%
Henri Bendel	8%	7%	(6%)

Total comparable store sales	4%	3%	(3%)

na	not applicable

					% CHANGE
Store Data		2003	2002	2001	2003-02	2002-01
Sales per average selling square foot	Victoria’s Secret	$600	$581	$555	3%	5%
	Bath & Body Works	$544	$507	$537	7%	(6%)
	Apparel	$342	$331	$313	3%	6%

Sales per average store (Thousands)	Victoria’s Secret	$2,789	$2,626	$2,452	6%	7%
	Bath & Body Works	$1,193	$1,095	$1,146	9%	(4%)
	Apparel	$2,013	$1,898	$1,775	6%	7%

Average store size (Selling square feet)	Victoria’s Secret	4,693	4,599	4,449	2%	3%
	Bath & Body Works	2,208	2,177	2,144	1%	2%
	Apparel	5,957	5,811	5,677	3%	2%

Selling square feet (Thousands)	Victoria’s Secret	4,735	4,663	4,458	2%	5%
	Bath & Body Works	3,542	3,568	3,463	(1%)	3%
	Apparel	7,726	8,031	8,367	(4%)	(4%)

	Victoria’s Secret			Bath & Body Works			Apparel
Number of Stores	2003	2002	2001	2003	2002	2001	2003	2002	2001
Beginning of year	1,014	1,002	958	1,639	1,615	1,432	1,382	1,474	1,525
Opened	10	33	60	6	51	191	8	22	18
Closed	(15)	(21)	(16)	(41)	(27)	(8)	(93)	(114)	(69)

End of year	1,009	1,014	1,002	1,604	1,639	1,615	1,297	1,382	1,474

Limited Brands 2003 Annual Report	34

Net Sales	Fourth Quarter

The change in net sales for the fourth quarter of 2003 compared to 2002 was as follows:

Net Sales Fourth Quarter 2003 vs 2002 (Millions) Increase (decrease)	Victoria’s Secret	Bath & Body Works	Apparel	Other	Total
2002 Net sales	$1,282	$777	$806	$101	$2,966
Comparable store sales	39	119	28	—	186
Sales associated with new, closed and non-comparable remodeled stores, net	14	4	(5)	—	13
Victoria’s Secret Direct	28	—	—	—	28
Mast third party sales	—	—	—	38	38

2003 Net sales	$1,363	$900	$829	$139	$3,231

2003 compared to 2002

At Victoria’s Secret, the 4% increase in comparable store sales was driven by growth in the bra category, specifically the Angels and Very Sexy sub–brands, and the Beauty business driven by holiday gift sets, the launch of the Breathless fragrance and the promotion of the Garden product line. The 9% increase in net sales at Victoria’s Secret Direct was driven by growth in the clothing category, particularly sweaters, outerwear and shoes. Additionally, Victoria’s Secret Direct continues to see growth in the internet channel, which represents approximately 30% of sales in 2003 compared to approximately 20% in 2002.

At Bath & Body Works, the 16% increase in comparable store sales was primarily due to an improved holiday assortment and a larger post–Christmas semi–annual sale, with significant growth in the home fragrance and anti–bac categories as well as gift sets. The introduction of the Pure Simplicity product line also contributed to the improvement.

At the apparel businesses, the 4% increase in comparable store sales at Express was driven by growth in knit tops, woven pants and sweaters in the Women’s business and woven shirts in the Men’s business, partially offset by the exit of the lingerie category last year. Comparable store sales at Limited Stores increased 5% driven primarily by sales growth in sweaters and casual pants, partially offset by the exit of the accessory category and declines in woven tops.

The net sales increase at Mast was primarily driven by sales to Lerner, which became a third party customer upon its disposition in November 2002.

The change in net sales for the fourth quarter of 2002 compared to 2001 was as follows:

Net Sales Fourth Quarter 2002 vs 2001 (Millions) Increase (decrease)	Victoria’s Secret	Bath & Body Works	Apparel	Other	Total
2001 Net sales	$1,169	$767	$839	$64	$2,839
Comparable store sales	38	(7)	(29)	—	2
Sales associated with new, closed and non–comparable remodeled stores, net	39	17	(4)	—	52
Victoria’s Secret Direct	36	—	—	—	36
Mast third party sales	—	—	—	37	37

2002 Net sales	$1,282	$777	$806	$101	$2,966

2002 compared to 2001

At Victoria’s Secret, the 5% increase in comparable store sales was driven by strong performance in bras and panties, particularly the Very Sexy Collection, as well as a successful January semi–annual sale. In addition, the Beauty business had strong fourth quarter results, driven by fine fragrance gift sets, including the launch of the new Very Sexy for Her fragrance. The 13% increase in sales at Victoria’s Secret Direct was driven by continued strength in the clothing category and growth in intimate apparel. The clothing category benefited from a more competitive price point offering and a broader casual assortment. Intimate apparel sales increased versus last year due to growth in the panty and sleepwear categories. Additionally, Victoria’s Secret Direct continues to see growth in the internet channel, which represented approximately 20% of 2002 sales.

At Bath & Body Works, the 1% decrease in comparable store sales was primarily driven by declines in the core bath products line, partially offset by an increase in sales of gift sets and growth in the Aromatherapy and True Blue Spa product lines.

At the apparel businesses, the 4% decline in comparable store sales was driven primarily by poor performance in sweaters, both at Express and Limited Stores. The decline in sweaters at Express was partially offset by increases in knit tops, bottoms and dresses in the Women’s business and woven shirts and ties in the Men’s business. The decline in sweaters at Limited Stores was partially offset by increases in knit tops.

The net sales increase at Mast was primarily driven by sales to Lerner, which became a third party customer upon its disposition in November 2002.

Limited Brands 2003 Annual Report	36

Net Sales	Full Year

The change in net sales for 2003 compared to 2002 was as follows:

Net Sales 2003 vs 2002 (Millions) Increase (decrease)	Victoria’s Secret	Bath & Body Works	Apparel	Other	Total
2002 Net sales	$3,586	$1,781	$2,711	$367	$8,445
Comparable store sales	103	135	3	—	241
Sales associated with new, closed and non–comparable remodeled stores, net	72	18	(17)	—	73
Victoria’s Secret Direct	56	—	—	—	56
Mast third party sales	—	—	—	119	119

2003 Net sales	$3,817	$1,934	$2,697	$486	$8,934

2003 compared to 2002

At Victoria’s Secret, the 4% increase in comparable store sales was primarily driven by growth in the bra and panty categories, the Pink product line and the Beauty business, partially offset by declines in sleepwear. The 6% increase in net sales at Victoria’s Secret Direct was driven by sales increases in the clothing, accessory and panty categories. Additionally, Victoria’s Secret Direct continues to see growth in the internet channel, which represents approximately 30% of sales in 2003 compared to approximately 20% in 2002.

At Bath & Body Works, the 8% increase in comparable store sales was primarily driven by the home fragrance category, the True Blue Spa product line and gift sets. The introduction of the Pure Simplicity product line also contributed to the improvement.

At the apparel businesses, the slight decrease in net sales was driven by the net decrease in sales associated with closed, new and non–comparable remodeled stores of $17 million. Comparable store sales were flat for the year at both Express and Limited Stores. In addition, the Company changed the promotional cadence at the apparel businesses, shifting from store-wide percentage off direct mail and coupon activity to key item promotions and quarterly clearance sales.

The net sales increase at Mast was primarily driven by sales to Lerner, which became a third party customer upon its disposition in November 2002.

The change in net sales for 2002 compared to 2001 was as follows:

Net Sales 2002 vs 2001 (Millions) Increase (decrease)	Victoria’s Secret	Bath & Body Works	Apparel	Other	Total
2001 Net sales	$3,272	$1,747	$2,662	$742	$8,423
Comparable store sales	132	(44)	72	—	160
Sales associated with new, closed and
non–comparable remodeled stores, net	112	78	(23)	—	167
Victoria’s Secret Direct	70	—	—	—	70
Mast third party sales	—	—	—	120	120
Lane Bryant •	—	—	—	(495)	(495)

2002 Net sales	$3,586	$1,781	$2,711	$367	$8,445

•	Reflects Lane Bryant sales prior to its disposition in August 2001.

2002 compared to 2001

At Victoria’s Secret, the 6% increase in comparable store sales was driven by strong performance in the bra and panty categories throughout the year, as well as growth in the Beauty business resulting from the success of various fragrance launches in 2001 and 2002, particularly Very Sexy for Him, Very Sexy for Her, Pink and Body by Victoria. The Beauty business also benefited from a strong holiday gift set collection with a focus on price points of $50 and lower.

At Bath & Body Works, the 3% decrease in comparable store sales was primarily driven by continued declines in transactions throughout the year, as the core bath products line experienced increased competition.

At the apparel businesses, the 3% increase in comparable store sales was primarily driven by Express as a result of solid performance in knit and active tops in the Women’s business and woven shirts and denim in the Men’s business. Limited Stores also benefited from good performance in tops, particularly in the cut–and–sew and woven categories. These increases were partially offset by weak performance in sweaters across both businesses throughout the year.

The net sales increase at Mast was primarily driven by sales to Lane Bryant, which became a third party customer upon its disposition in August 2001.

Limited Brands 2003 Annual Report	38

Gross Income	Fourth Quarter

2003 compared to 2002

For the fourth quarter of 2003, the gross income rate (expressed as a percentage of net sales) decreased to 41.5% from 41.6% in 2002. The rate decrease was primarily driven by declines at Bath & Body Works and Victoria’s Secret, partially offset by improvement at the apparel businesses. The decrease in the gross income rate at Victoria’s Secret was primarily the result of a decrease in the merchandise margin rate driven by higher markdowns particularly in the sleepwear and panty categories.

At Bath & Body Works, the gross income rate decreased due to a decline in the merchandise margin rate partially offset by a decrease in the buying and occupancy expense rate. The decrease in the merchandise margin rate is primarily the result of higher markdowns resulting from a larger semi–annual sale compared to 2002, as well as a shift in product mix to lower margin gift sets and home fragrance products. The decrease in the buying and occupancy expense rate was driven by expense leverage achieved on a comparable store sales increase of 16%.

At the apparel businesses, the gross income rate increased over last year due to a decrease in the buying and occupancy expense rate and an increase in the merchandise margin rate. The decrease in the buying and occupancy expense rate resulted from the ability to leverage expenses on a comparable store sales increase of 4%. The increase in the merchandise margin rate was primarily driven by lower markdowns.

2002 compared to 2001

For the fourth quarter of 2002, the gross income rate decreased to 41.6% from 43.2% in 2001. The rate decrease was primarily driven by declines at Bath & Body Works and the apparel businesses, partially offset by improvement at Victoria’s Secret. The gross income rate increased at Victoria’s Secret primarily due to an increase in the merchandise margin rate resulting from fewer markdowns in certain merchandise categories compared to the fourth quarter of 2001.

At Bath & Body Works, the gross income rate decreased significantly due to a decline in the merchandise margin rate and an increase in the buying and occupancy expense rate. The decrease in the merchandise margin rate resulted from an increase in sales of lower margin gift sets. The increase in the buying and occupancy expense rate was primarily due to the inability to achieve expense leverage on a 1% decrease in comparable store sales.

At the apparel businesses, the gross income rate decreased significantly primarily due to a decline in the merchandise margin rate at Express, as higher markdowns were required to reduce slow–moving inventories. The buying and occupancy expense rate at the apparel businesses was about flat for the quarter.

Gross Income	Full Year

2003 compared to 2002

In 2003, the gross income rate decreased to 36.4% from 36.6% in 2002. The decrease in the gross income rate was due to a decline in the merchandise margin rate at Bath & Body Works, Express and Mast, partially offset by a decrease in the buying and occupancy expense rate at Victoria’s Secret and Bath & Body Works.

At Victoria’s Secret, the gross income rate increased primarily due to the ability to leverage buying and occupancy expenses on a comparable store sales increase of 4%. The merchandise margin rate was flat for the year.

At Bath & Body Works, the gross income rate increased slightly as the decrease in the buying and occupancy expense rate resulting from leverage on a comparable store sales increase of 8% was partially offset by higher markdowns, particularly in the fourth quarter as previously described.

At Express, the gross income rate decreased primarily due to higher promotional activity and markdowns related to a weak assortment, and the inability to leverage buying and occupancy expenses on comparable store sales that were flat to last year. The decrease in the gross income rate at Mast was driven primarily by a decrease in joint venture income resulting from the sale of certain joint ventures since last year and transition costs associated with the home office relocation to Columbus, Ohio from Andover, Massachusetts.

2002 compared to 2001

In 2002, the gross income rate increased to 36.6% from 35.8% in 2001 as increases at Victoria’s Secret and the apparel businesses were partially offset by a decline at Bath & Body Works. At Victoria’s Secret, the gross income rate increased significantly primarily due to an increase in the merchandise margin rate driven by fewer markdowns in certain merchandise categories, particularly bras.

At Bath & Body Works, the gross income rate decreased significantly due to an increase in the buying and occupancy expense rate and a decrease in the merchandise margin rate. The increase in the buying and occupancy expense rate was due to the inability to achieve leverage on a 3% decrease in comparable store sales. The decrease in the merchandise margin rate was driven by the fourth quarter results previously described.

At the apparel businesses, the gross income rate increased due primarily to an increase in the merchandise margin rate at Express. The improvement in the merchandise margin rate at Express was due to improved initial pricing, lower markdowns and tighter inventory management, principally in the first and second quarters of 2002.

Limited Brands 2003 Annual Report	40

General, Administrative and Store Operating Expenses	Fourth Quarter

2003 compared to 2002

For the fourth quarter of 2003, the general, administrative and store operating expense rate (expressed as a percentage of net sales) decreased to 21.7% from 21.8% last year. Decreases in the general, administrative and store operating expense rate at Bath & Body Works and Victoria’s Secret driven by the leverage achieved on comparable store sales increases of 16% and 4%, respectively, were substantially offset by an overall increase in incentive compensation and an accrual for litigation.

2002 compared to 2001

For the fourth quarter of 2002, the general, administrative and store operating expense rate was 21.8% compared to 22.5% in 2001. The rate improvement was due to a decrease in the general, administrative and store operating expense rate at the apparel businesses, partially offset by an increase at Bath & Body Works. The rate improvement at the apparel businesses was primarily driven by reductions in store selling and home office payroll costs. The rate increase at Bath & Body Works was primarily due to investments in certain organizational and management changes as well as the inability to leverage store selling expenses on a 1% decrease in comparable store sales. The general, administrative and store operating expense rate at Victoria’s Secret was about flat for the year.

General, Administrative and Store Operating Expenses	Full Year

2003 compared to 2002

In 2003, the general, administrative and store operating expense rate decreased to 25.6% from 26.3% in 2002. The decrease in the general, administrative and store operating expense rate was primarily driven by the ability to leverage expenses on comparable store sales increases of 8% at Bath & Body Works and 4% at Victoria’s Secret. The general, administrative and store operating expense rate at the apparel businesses was about flat for the year.

2002 compared to 2001

In 2002, the general, administrative and store operating expense rate decreased to 26.3% from 27.2% in 2001. The decrease was primarily driven by Victoria’s Secret and the apparel businesses resulting from leverage achieved on comparable store sales increases of 6% and 3%, respectively. The general, administrative and store operating expense rate at Bath & Body Works was about flat to 2001 as the fourth quarter increase previously described was partially offset by a decrease in marketing expenditures.

Special Items

During the first quarter of 2002, in connection with the acquisition of the Intimate Brands, Inc. (“IBI”) minority interest (see Note 2 to the Consolidated Financial Statements), vested IBI stock options and restricted stock were exchanged for Limited Brands stock awards with substantially similar terms. In accordance with Emerging Issues Task Force Issue No. 00–23, “Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44,” the exchange was accounted for as a modification of a stock–based compensation arrangement. As a result, the Company recorded a pretax, non–cash charge of $34 million in the first quarter of 2002.

During the third quarter of 2001, the Company sold one of its apparel businesses, Lane Bryant, to Charming Shoppes, Inc. for $280 million of cash and 8.7 million shares of Charming Shoppes, Inc. common stock valued at $55 million. On December 12, 2001, the Company received additional Charming Shoppes, Inc. common stock valued at $4 million based on a final determination of Lane Bryant’s net tangible assets at closing. The transaction resulted in a third quarter pretax gain of $170 million, net of transaction costs.

Interest Expense

The average daily borrowings and average borrowing rates for the fourth quarters and years ended January 31, 2004, February 1, 2003 and February 2, 2002 were as follows:

Fourth Quarter (Millions)	2003	2002	2001
Average daily borrowings	$650	$451	$400
Average borrowing rate	6.7%	7.0%	7.6%

Year (Millions)
Average daily borrowings	$674	$342	$400
Average borrowing rate	6.7%	7.4%	7.6%

In 2003, the Company incurred interest expense of $12 million and $62 million for the fourth quarter and year, compared to $8 million and $30 million for the same periods in 2002. The increases were primarily due to an increase in average daily borrowings, partially offset by a decrease in average borrowing rates. In addition, interest expense in 2003 included $13 million associated with the retirement of the Company’s $250 million 7 1/2% debentures due in 2023, which included the payment of a call premium and the write–off of unamortized discounts and fees.

In 2002, the Company incurred interest expense of $8 million and $30 million for the fourth quarter and year, compared to $9 million and $34 million for the same periods in 2001. These decreases were primarily the result of a decrease in the average borrowing rate during 2002.

Limited Brands 2003 Annual Report	42

Other Non–operating Items

In 2003, interest income was $9 million and $63 million for the fourth quarter and year, compared to $9 million and $29 million for the same periods in 2002. The full year increase primarily relates to an interest refund of $30 million from a tax settlement (see Note 9 to the Consolidated Financial Statements).

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

Gains on Investees’ Stock

During the first quarter of 2003, the Company sold approximately one–half of its ownership in Alliance Data Systems Corporation (“ADS”) for $131 million resulting in a pretax gain of $80 million. During the third quarter of 2003, the Company sold its remaining interest in ADS for $193 million resulting in a pretax gain of $128 million. Prior to the sale of ADS shares, the Company accounted for its investment using the equity method.

During the third quarter of 2002, the Company recognized a pretax gain of $6 million resulting from the sale of its entire interest in Charming Shoppes, Inc. common stock (9.5 million shares) for $65 million. The stock was received in connection with the Company’s sale of Lane Bryant during the third quarter of 2001.

During the second quarter of 2001, the Company recognized $62 million of pretax gains from the IPO’s of ADS and Galyan’s Trading Company, Inc. (“Galyan’s”) in accordance with Securities and Exchange Commision Staff Accounting Bulletin No. 51, “Accounting for Sales of Stock by a Subsidiary.” As of January 31, 2004, the Company owned approximately 4 million shares of Galyan’s common stock, representing a 23% ownership interest, which the Company accounts for using the equity method. The carrying value of the Galyan’s investment was $48 million and $50 million and the market value was $34 million and $42 million at January 31, 2004 and February 1, 2003, respectively. The Company has evaluated the Galyan’s investment for impairment and believes that the carrying value is appropriate.

Adjusted Data

Adjusted income information provides non–GAAP financial measures and gives effect to certain significant transactions and events that impact the comparability of the Company’s results in 2003, 2002 and 2001. Specifically, transactions related to the gains on investees’ stock, IBI recombination and the sales of Lerner and Lane Bryant do not relate to the core performance of the Company’s business and affect the comparability of current period results. Accordingly, the following table adjusts net income for such transactions and events to determine the adjusted results, and reconciles the adjusted results to net income reported in accordance with accounting principles generally accepted in the United States of America.

Management believes that the adjusted results provide useful information as to the Company’s underlying business performance and assessment of ongoing operations. The adjusted income information should not be construed as an alternative to the reported results determined in accordance with generally accepted accounting principles. Further, the Company’s definition of adjusted income information may differ from similarly titled measures used by other companies.

Limited Brands 2003 Annual Report	44

	2003				2002				2001
Adjusted Income Information (Millions except per share amounts)	Reported	Adjustments		Adjusted	Reported	Adjustments		Adjusted	Reported	Adjustments		Adjusted
Net sales	$8,934		—	$8,934	$8,445		—	$8,445	$8,423	■	($ 495)	$7,928

Gross income	3,251		—	3,251	3,094		—	3,094	3,016		(155)	2,861
General, administrative and store operating expenses	(2,288)		—	(2,288)	(2,222)		—	(2,222)	(2,290)	■	117	(2,173)
Special items	—		—	—	(34)	•	$34	—	170	•	(170)	—

Operating income	963		—	963	838		34	872	896		(208)	688
Interest expense	(62)		—	(62)	(30)		—	(30)	(34)		—	(34)
Interest income	63		—	63	29	■	6	35	24	■	8	32
Other loss	(6)		—	(6)	—		—	—	(2)		—	(2)
Minority interest	—		—	—	(6)	«	6	—	(64)	«	64	—
Gains on investees’ stock	208	Ù	($208)	—	6	Ù	(6)	—	62	Ù	(62)	—

Income from continuing operations before income taxes	1,166		(208)	958	837		40	877	882		(198)	684
Provision for income taxes	449		(75)	374	341		8	349	376		(104)	272

Income from continuing operations	717		(133)	584	496		32	528	506		(94)	412
Income from discontinued operations (including loss on disposal of $4 million in 2002), net of tax	—		—	—	6	■	(6)	—	13	■	(13)	—

Net income	$717		($133)	$584	$502		$26	$528	$519		($107)	$412
Income per diluted share:
Continuing operations	$1.36			$1.11	$0.95			$0.99	$1.16			$0.78
Discontinued operations	—			—	0.01			—	0.03			—

Net income per diluted share	$1.36			$1.11	$0.96			$0.99	$1.19			$0.78
Weighted average shares outstanding	526			526	522	«	11	533	435	«	91	526

Ù	The following gains on investees’ stock were excluded in determining adjusted results (see Note 1 to the Consolidated Financial Statements):

(1) In 2003, $208 million resulting from the sale of the Company’s investment in ADS;

(2) In 2002, $6 million resulting from the sale of Charming Shoppes, Inc. common stock;

(3) In 2001, $62 million resulting from the IPO’s of ADS and Galyan’s.

•	The following special items were excluded in determining adjusted results (see Note 4 to the Consolidated Financial Statements):

(1) In 2002, $34 million non–cash charge for vested stock awards related to the IBI recombination;

(2) In 2001, $170 million gain related to the sale of Lane Bryant.

■	Excluded businesses:

(1) As a result of its sale on November 27, 2002, Lerner’s results have been reflected in discontinued operations and were excluded in determining adjusted results for all periods presented. In addition, the adjusted results reflect the addition of interest income (at 10% per annum) which would have been earned on the $75 million note received from Lerner in connection with the sale;

(2) Lane Bryant results were excluded in determining adjusted results for 2001 as a result of its sale to Charming Shoppes, Inc. on August 16, 2001.

«	Offer and merger:

On March 21, 2002, the Company completed a tender offer and merger that resulted in the acquisition of the IBI minority interest. The adjusted results: (1) eliminate the minority interest in earnings of IBI and (2) increase total weighted average Class A common stock outstanding, using the exchange rate of 1.1 share of Limited Brands common stock for each share of IBI Class A common stock.

Financial Condition

Liquidity and Capital Resources

Cash generated from operating activities provides the primary resources to support current operations, projected growth, seasonal funding requirements and capital expenditures. In addition, the Company has funds available from an unsecured revolving credit facility as well as a commercial paper program which is backed by the credit facility. The Company has not issued commercial paper or drawn on the credit facility during the three years ended January 31, 2004. However, changes in consumer spending patterns, consumer preferences and overall economic conditions could impact the availability of future operating cash flows.

A summary of the Company’s working capital position and capitalization as of January 31, 2004, February 1, 2003 and February 2, 2002 was as follows:

Working Capital Position & Capitalization (Millions)	2003	2002	2001
Cash provided by operating activities	$1,062	$795	$1,005
Working capital	$3,041	$2,347	$1,330
Capitalization
Long–term debt	$648	$547	$250
Shareholders’ equity	5,266	4,860	2,744

Total capitalization	$5,914	$5,407	$2,994
Additional amounts available under long–term credit agreements	$1,250	$1,250	$1,250

Limited Brands 2003 Annual Report	46

The Company considers the following to be relevant measures of liquidity and capital resources:

Liquidity and Capital Resources	2003	2002	2001
Debt–to–equity ratio (Long–term debt divided by shareholders’ equity)	12%	11%	9%
Debt–to–capitalization ratio (Long–term debt divided by total capitalization)	11%	10%	8%
Cash flow to capital investment (Net cash provided by operating activities divided by capital expenditures)	362%	260%	267%

The Company’s operations are seasonal in nature and consist of two principal selling seasons: spring (the first and second quarters) and fall (the third and fourth quarters). The fourth quarter, including the holiday period, accounted for approximately one–third of net sales in 2003, 2002 and 2001. Accordingly, cash requirements are highest in the third quarter as the Company’s inventory builds in anticipation of the holiday period, which generates a substantial portion of the Company’s operating cash flow for the year.

Operating Activities

In 2003, the increase in net cash provided by operating activities was primarily driven by a decrease in inventory and an increase in income taxes payable. In 2003, inventory levels were reduced as a result of successful end–of–season clearance sales at all brands resulting in an overall decrease in inventory per selling square foot of 2% at January 31, 2004. The increase in income taxes payable in 2003 is primarily due to an increase in fourth quarter pretax income compared to 2002.

In 2002, the decrease in net cash provided by operating activities was primarily driven by a decrease in income taxes payable and an increase in inventories. The decrease in income taxes payable in 2002 is primarily due to the payment of taxes on the sale of Lane Bryant in 2001, partially offset by an increase in fourth quarter pretax income compared to 2001. The increase in inventory primarily relates to higher levels across all businesses resulting from the addition of 106 new stores in 2002, as well as an increase in inventory at Lerner prior to its sale on November 27, 2002.

Investing Activities

In 2003, investing activities primarily included cash proceeds of $324 million from the sale of the Company’s investment in ADS, partially offset by $293 million in capital expenditures (see “Capital Expenditures” section).

In 2002, investing activities included $306 million in capital expenditures and cash inflows of $79 million from the sale of Lerner, $65 million from the sale of Charming Shoppes, Inc. stock, $34 million from the sale of joint ventures, $18 million associated with the Easton project (see “Easton Investment” section) and the collection of a long–term note receivable.

In 2001, investing activities included $377 million in capital expenditures and cash inflows of $280 million from the sale of Lane Bryant, $38 million from the sale of property and equipment and $20 million from the collection of a long–term note receivable.

Financing Activities

In 2003, financing activities included the redemption of $250 million in debentures, dividend payments of $0.40 per share or $208 million and the repurchase of 9.9 million shares of common stock for $150 million, partially offset by the issuance of $350 million in long–term debt.

In 2002, financing activities included $300 million in proceeds from the issuance of long–term debt and $55 million in proceeds from the exercise of stock options, offset by the repayment of $150 million of long–term debt and dividend payments of $0.30 per share or $150 million.

In 2001, financing activities included dividend payments of $0.30 per share or $129 million. In addition, IBI repurchased 1 million shares of common stock from its public shareholders for $8 million. These cash outflows were partially offset by proceeds from the exercise of stock options.

The Company has available $1.25 billion under its unsecured revolving credit facility (the “Facility”), none of which was used as of January 31, 2004. The Facility is comprised of a $500 million 364–day agreement and a $750 million 5–year agreement. Borrowings outstanding under the Facility, if any, are due June 25, 2004 and July 13, 2006, respectively.

Limited Brands 2003 Annual Report	48

The Company continually evaluates its capital needs, financial condition, operating strategies and possible uses of its cash. Accordingly, on February 26, 2004, the Company’s Board of Directors authorized the repurchase of $1 billion of the Company’s outstanding common stock through a modified “Dutch Auction” tender offer which expired on March 26, 2004. Under the tender offer, the Company repurchased approximately 51 million shares of common stock at a purchase price of $19.75 per share.

In addition, on February 26, 2004, the Company announced that its annual dividend increased 20% to $0.48 per share from $0.40 in 2003.

Stores and Selling Square Feet

A summary of stores and selling square feet by business follows:

		End of Year			Change
Stores and Selling Square Feet		Plan 2004	2003	2002	2004 vs 2003	2003 vs 2002
Victoria’s Secret Stores	Stores	1,003	1,009	1,014	(6)	(5)
	Selling square feet	4,841,000	4,735,000	4,663,000	106,000	72,000
Bath & Body Works	Stores	1,570	1,604	1,639	(34)	(35)
	Selling square feet	3,572,000	3,542,000	3,568,000	30,000	(26,000)
Express Women’s	Stores	480	562	624	(82)	(62)
	Selling square feet	2,942,000	3,503,000	3,927,000	(561,000)	(424,000)
Express Men’s	Stores	238	290	358	(52)	(68)
	Selling square feet	964,000	1,179,000	1,458,000	(215,000)	(279,000)
Express Dual Gender	Stores	188	104	49	84	55
	Selling square feet	1,556,000	944,000	467,000	612,000	477,000

Total Express	Stores	906	956	1,031	(50)	(75)
	Selling square feet	5,462,000	5,626,000	5,852,000	(164,000)	(226,000)
Limited Stores	Stores	317	341	351	(24)	(10)
	Selling square feet	1,915,000	2,100,000	2,179,000	(185,000)	(79,000)

Total apparel businesses	Stores	1,223	1,297	1,382	(74)	(85)
	Selling square feet	7,377,000	7,726,000	8,031,000	(349,000)	(305,000)
Henri Bendel	Stores	1	1	1	—	—
	Selling square feet	35,000	35,000	35,000	—	—

Total retail businesses	Stores	3,797	3,911	4,036	(114)	(125)
	Selling square feet	15,825,000	16,038,000	16,297,000	(213,000)	(259,000)

Limited Brands 2003 Annual Report	50

Capital Expenditures

Capital expenditures amounted to $293 million, $306 million and $377 million for 2003, 2002 and 2001, of which $230 million, $259 million and $287 million were for new stores and for the remodeling of and improvements to existing stores. Remaining capital expenditures were primarily related to information technology.

The Company anticipates spending between $500 million and $550 million for capital expenditures in 2004, the majority of which relates to the remodeling of and improvements to existing stores. The anticipated increase in capital spending in 2004 is primarily driven by remodeling activities related to key initiatives, including the “Top 160” mall remodel strategy, which reflects a focus on high performance stores in the top markets, the introduction of the Pink product line at Victoria’s Secret and the Express Design Studio, a new wear–to–work assortment at Express. The Company expects that 2004 capital expenditures will be funded principally by net cash provided by operating activities.

Easton Investment

The Company has partnership, land and infrastructure investments in Easton, a 1,300–acre planned community in Columbus, Ohio, that integrates office, hotel, retail, residential and recreational space. These investments, at cost, totaled $68 million at January 31, 2004 and $69 million at February 1, 2003.

Included in the Company’s Easton investments is an equity interest in the Easton Town Center, LLC (“ETC”), an entity that owns and has developed a commercial entertainment and shopping center. The Company’s investment in ETC was $13 million at January 31, 2004 and $19 million at February 1, 2003, which the Company accounts for using the equity method. The Company has a majority financial interest in ETC, but another member that is unaffiliated with the Company is the managing member. Certain significant decisions regarding ETC require the consent of the unaffiliated members in addition to the Company.

Total assets of ETC were approximately $234 million as of January 31, 2004 and $235 million as of February 1, 2003. In addition, ETC’s principal funding source is a $210 million secured bank loan, all of which was outstanding at January 31, 2004. The loan is payable in full on January 28, 2006, with the option of two twelve–month extensions if certain requirements are met. The Company has guaranteed $25 million of the principal of this loan. If ETC does not meet the debt service coverage ratio or appraised property values required by covenants in the loan agreement, the Company has the option to (1) guarantee an additional amount of the loan; (2) provide an irrevocable letter of credit on behalf of ETC; (3) make a principal payment or (4) lease additional retail space. Otherwise, the bank may call the loan under the agreement’s default provisions. The Company expects that ETC will meet the financial covenants of this loan.

The Company has issued a standby letter of credit of approximately $31 million, on which the City of Columbus, Ohio (the “City”) can draw solely to pay principal and interest on public bonds issued by the City for infrastructure development at Easton. All bonds mature on or prior to December 1, 2024. Under the terms of the letter of credit, the City can draw funds if Easton property tax revenues are insufficient to cover the debt service requirements of the bonds. The Company does not expect that the City will be required to draw funds under the letter of credit.

Contingent Liabilities and Contractual Obligations

The Company’s contingent liabilities include approximately $487 million of remaining lease guarantees related to store and office space leases that existed at the time its Abercrombie & Fitch, TOO, Galyan’s, Lane Bryant and Lerner subsidiaries were divested. These guarantees include minimum rent and additional payments covering taxes, common area costs and certain other expenses, and relate only to leases that commenced prior to the disposition of these subsidiaries. In certain instances, the Company’s guarantee may remain in effect if the term of a lease is extended. Contingent liabilities also include the $25 million guarantee and the $30 million standby letter of credit related to Easton as previously discussed. These contingent liabilities are also further detailed in Note 7 to the Consolidated Financial Statements.

Limited Brands 2003 Annual Report	52

The following table includes aggregated information about the Company’s contractual obligations. These contractual obligations impact the Company’s short and long–term liquidity and capital resource needs. The table includes information about payments due under specified contractual obligations, aggregated by type of contractual obligation, including the maturity profile of the Company’s long–term debt, operating leases and other long–term liabilities as of January 31, 2004.

	Payments Due by Period
Contractual Obligations (Millions)	Total	Less than 1 Year	1– 3 Years	4– 5 Years	More than 5 Years	Other
Long–term debt obligations ■	$648	—	—	—	$648	—
Operating lease obligations Ù	2,820	$528	$889	$596	807	—
Purchase obligations •	1,179	1,028	80	48	23	—
Other long–term liabilities «	128	—	—	—	—	$128

Total	$4,775	$1,556	$969	$644	$1,478	$128

■	Long–term debt obligations relate to principal payments due under the Company’s $300 million notes and $350 million debentures, net of discount. These obligations are further discussed in Note 10 to the Consolidated Financial Statements.

Ù	Operating lease obligations primarily relate to minimum payments due under store lease agreements. These obligations are further discussed in Note 7 to the Consolidated Financial Statements.

•	Purchase obligations primarily include purchase orders for merchandise inventory and other agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions.

«	Other long–term liabilities reflect future payments relating to the Company’s nonqualified supplemental retirement plan and have been reflected under “Other” as the timing of these future payments is not known until an individual is no longer employed by the Company. This liability is further discussed in Note 12 to the Consolidated Financial Statements.

Recently Issued Accounting Pronouncements

In December 2003, the FASB issued Interpretation No. 46R (“FIN 46R”), “Consolidation of Variable Interest Entities.” This revised interpretation replaces FASB Interpretation No. 46 and addresses the consolidation by business enterprises of variable interest entities. FIN 46R applies retroactively to February 1, 2003 for variable interest entities created after January 31, 2003. For variable interest entities acquired before February 1, 2003, the interpretation is effective for the Company in the first quarter of 2004. The Company is currently evaluating the effect of adopting FIN 46R, but does not anticipate that the adoption will have a material impact on its results of operations, financial position or cash flows.

Market Risk

Management believes the Company’s exposure to interest rate and market risk associated with financial instruments (such as investments and borrowings) is not material.

Limited Brands 2003 Annual Report	54

Impact of Inflation

The Company’s results of operations and financial condition are presented based on historical cost. While it is difficult to measure accurately the impact of inflation due to the imprecise nature of the estimates required, the Company believes the effects of inflation, if any, on the results of operations and financial condition have been minor.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements. On an on–going basis, management evaluates its estimates and judgments, including those related to inventories, long–lived assets and contingencies. Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. Management has discussed the development and selection of its critical accounting policies and estimates with the Audit Committee of its Board of Directors and believes the following assumptions and estimates are most significant to reporting its results of operations and financial position.

Inventories

Inventories are valued at the lower of average cost or market, on a weighted average cost basis, using the retail method. The Company records a charge to cost of goods sold for all inventory on hand when a permanent retail price reduction is reflected in its stores. In addition, management makes estimates and judgments regarding, among other things, initial markup, markdowns, future demand and market conditions, all of which significantly impact the ending inventory valuation. Inventory valuation at the end of the first and third quarters reflects adjustments for estimated inventory markdowns for the spring (first and second quarters) and fall (third and fourth quarters) selling seasons. If actual future demand or market conditions are different than those projected by management, future period merchandise margin rates may be unfavorably or favorably affected. Other significant estimates related to inventory include shrink and obsolete and excess inventory which are also based on historical results and management’s operating projections.

Valuation of Long–lived Assets

Long–lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Trade names are reviewed for impairment annually by comparing the fair value to the carrying value. Goodwill is reviewed annually for impairment by comparing each reporting unit’s carrying value to its fair value. Factors used in the valuation of long–lived assets, trade names and goodwill include, but are not limited to, management’s plans for future operations, brand initiatives, recent operating results and projected cash flows. If future economic conditions are different than those projected by management, additional impairment charges may be required.

Claims and Contingencies

The Company is subject to various claims and contingencies related to lawsuits, insurance, regulatory and other matters arising out of the normal course of business. The Company’s determination of the treatment of claims and contingencies in the financial statements is based on management’s view of the expected outcome of the applicable claim or contingency. The Company consults with legal counsel on matters related to litigation and seeks input from other experts both within and outside the Company with respect to matters in the ordinary course of business. The Company accrues a liability if the likelihood of an adverse outcome is probable and the amount is estimable. If the likelihood of an adverse outcome is only reasonably possible (as opposed to probable), or if an estimate is not determinable, disclosure of a material claim or contingency is made in the notes to the financial statements.

Income Taxes

Significant judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, the Company’s tax returns are subject to audit by various domestic and foreign tax authorities. Although the Company believes that its estimates are reasonable, actual results could differ from these estimates resulting in a final tax outcome that may be materially different from that which is reflected in the Company’s Consolidated Financial Statements.

Revenue Recognition

While the Company’s recognition of revenue does not involve significant judgment, revenue recognition represents an important accounting policy of the Company. The Company recognizes revenue upon customer receipt of the merchandise, which for catalogue and e–commerce revenues reflects an estimate for shipments that have not been received by the customer based on shipping terms. The Company also provides a reserve for projected merchandise returns based on prior experience.

Limited Brands 2003 Annual Report	56

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

The Company cautions that any forward–looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this Report or made by management of the Company involve risks and uncertainties and are subject to change based on various important factors, many of which may be beyond the Company’s control. Accordingly, the Company’s future performance and financial results may differ materially from those expressed or implied in any such forward–looking statements. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend” and similar expressions may identify forward–looking statements. The following factors, among others, in some cases have affected and in the future could affect the Company’s financial performance and actual results and could cause actual results for 2004 and beyond to differ materially from those expressed or implied in any forward–looking statements included in this Report or otherwise made by the Company or management: changes in consumer spending patterns, consumer preferences and overall economic conditions; the potential impact of national and international security concerns on the retail environment, including any possible terrorist attacks or other hostilities; the impact of competition and pricing; changes in weather patterns; political stability; postal rate increases and charges; paper and printing costs; risks associated with the seasonality of the retail industry; risks related to consumer acceptance of the Company’s products and the ability to develop new merchandise; the ability to retain, hire and train key personnel; risks associated with the possible inability of the Company’s manufacturers to deliver products in a timely manner; risks associated with relying on foreign sources of production; and risks associated with the possible lack of availability of suitable store locations on appropriate terms. The Company does not undertake to publicly update or revise its forward–looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

Consolidated Statements of Income

Consolidated Statements of Income (Millions except per share amounts)	2003	2002	2001

Net sales	$8,934	$8,445	$8,423
Costs of goods sold, buying and occupancy	(5,683)	(5,351)	(5,407)

Gross income	3,251	3,094	3,016
General, administrative and store operating expenses	(2,288)	(2,222)	(2,290)
Special items	—	(34)	170

Operating income	963	838	896
Interest expense	(62)	(30)	(34)
Interest income	63	29	24
Other loss	(6)	—	(2)
Minority interest	—	(6)	(64)
Gains on investees’ stock	208	6	62

Income from continuing operations before income taxes	1,166	837	882
Provision for income taxes	449	341	376

Income from continuing operations	717	496	506
Income from discontinued operations
(including loss on disposal of $4 in 2002), net of tax	—	6	13

Net income	$717	$502	$519
Income per basic share:
Continuing operations	$1.38	$0.97	$1.18
Discontinued operations	—	0.01	0.03

Net income per basic share	$1.38	$0.98	$1.21
Income per diluted share:
Continuing operations	$1.36	$0.95	$1.16
Discontinued operations	—	0.01	0.03

Net income per diluted share	$1.36	$0.96	$1.19

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Limited Brands 2003 Annual Report	58

Consolidated Balance Sheets

Consolidated Balance Sheets (Millions except per share amounts)	January 31, 2004	February 1, 2003
Assets
Current assets
Cash and equivalents	$3,129	$2,262
Accounts receivable	110	151
Inventories	943	966
Other	251	227

Total current assets	4,433	3,606
Property and equipment, net	1,449	1,492
Goodwill	1,311	1,311
Trade names and other intangible assets, net	441	447
Other assets	239	390

Total assets	$7,873	$7,246
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$453	$456
Accrued expenses and other	660	607
Income taxes	279	196

Total current liabilities	1,392	1,259
Deferred income taxes	134	125
Long– term debt	648	547
Other long– term liabilities	433	455
Commitments and contingencies (see Note 7)
Shareholders’ equity
Preferred stock–
$1.00 par value; 10 shares authorized; none issued	—	—
Common stock–
$0.50 par value; 1,000 shares authorized; 524 and 523 shares issued in 2003 and 2002	262	261
Paid–in capital	1,674	1,693
Retained earnings	3,417	2,906
Less: treasury stock, at average cost; 6 shares in 2003	(87)	—

Total shareholders’ equity	5,266	4,860

Total liabilities and shareholders’ equity	$7,873	$7,246

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Shareholders’ Equity

Consolidated Statements of Shareholders’ Equity (Millions)	Common Stock Shares Outstanding	Common Stock Par Value	Paid-In Capital	Retained Earnings	Treasury Stock, at Average Cost	Total Shareholders’ Equity
Balance, February 3, 2001	426	$216	$65	$2,168	($133)	$2,316
Net income	—	—	—	519	—	519
Cash dividends ($0.30 per share)	—	—	—	(129)	—	(129)
Exercise of stock options and other	3	—	(19)	(6)	63	38

Balance, February 2, 2002	429	$216	$46	$2,552	($70)	$2,744
Net income	—	—	—	502	—	502
Cash dividends ($0.30 per share)	—	—	—	(150)	—	(150)
Acquisition of Intimate Brands, Inc. minority interest	89	44	1,587	—	—	1,631
Exchange of Intimate Brands, Inc. stock awards	—	—	59	—	—	59
Exercise of stock options and other	5	1	1	2	70	74

Balance, February 1, 2003	523	$261	$1,693	$2,906	—	$4,860
Net income	—	—	—	717	—	717
Cash dividends ($0.40 per share)	—	—	—	(208)	—	(208)
Repurchase of common stock	(10)	—	—	—	(150)	(150)
Exercise of stock options and other	5	1	(19)	2	63	47

Balance, January 31, 2004	518	$262	$1,674	$3,417	($87)	$5,266

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Limited Brands 2003 Annual Report	60

Consolidated Statements of Cash Flows

Consolidated Statements of Cash Flows (Millions)	2003	2002	2001
Operating Activities
Net income	$717	$502	$519
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation and amortization	283	276	277
Gains on investees’ stock	(208)	(6)	(62)
Deferred income taxes	23	59	76
Stock compensation expense	19	47	20
Loss on sale of joint ventures	8	—	—
Debt extinguishment costs	6	—	—
Special items	—	34	(170)
Loss on disposal of discontinued operations	—	10	—
Minority interest, net of dividends paid	—	1	43
Changes in assets and liabilities:
Accounts receivable	41	(39)	15
Inventories	23	(144)	82
Accounts payable, accrued expenses and other	43	77	(6)
Income taxes payable	72	(110)	119
Other assets and liabilities	35	88	92

Net cash provided by operating activities	1,062	795	1,005
Investing Activities
Capital expenditures	(293)	(306)	(377)
Proceeds from sale of subsidiary	—	79	280
Proceeds from sale of investees’ stock	324	65	—
Proceeds from sale of joint ventures	8	34	—
Net (expenditures) proceeds related to Easton investment	(4)	18	(11)
Other investing activities	—	30	49

Net cash provided by (used for) investing activities	35	(80)	(59)
Financing Activities
Repayment of long–term debt	(250)	(150)	—
Proceeds from issuance of long–term debt	350	300	—
Repurchase of common stock	(150)	—	—
Repurchase of Intimate Brands, Inc. common stock	—	—	(8)
Dividends paid	(208)	(150)	(129)
Proceeds from exercise of stock options and other	28	52	35

Net cash (used for) provided by financing activities	(230)	52	(102)

Net increase in cash and equivalents	867	767	844

Cash and equivalents, beginning of year	2,262	1,495	651

Cash and equivalents, end of year	$3,129	$2,262	$1,495

The accompanying Notes are an integral part of these Consolidated Financial Statements.

61

Notes to Consolidated Financial Statements

1 Summary of Significant Accounting Policies

Principles of Consolidation

Limited Brands, Inc. (the “Company”) sells women’s intimate apparel, personal care products and women’s and men’s apparel under various trade names through its specialty retail stores and direct response (catalogue and e–commerce) businesses.

The Consolidated Financial Statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Consolidated Financial Statements include the results of Lane Bryant through August 16, 2001, when it was sold to a third party; Intimate Brands, Inc. (“IBI”), an 84%–owned subsidiary through March 21, 2002, when the Company purchased the remaining minority interest (see Note 2); and Lerner New York (“Lerner”) through November 27, 2002, when it was sold to a third party. Lerner’s results are reflected as discontinued operations for all periods presented (see Note 3).

Investments in unconsolidated entities over which the Company exercises significant influence but does not have control are accounted for using the equity method. The Company’s share of the net income or loss of unconsolidated entities from which the Company purchases merchandise or merchandise components is included in cost of goods sold. The Company’s share of the net income or loss of all other unconsolidated entities is included in other loss which amounted to $2 million in 2003, $2 million in 2002 and $11 million in 2001. Other loss also includes an $8 million loss related to the sale of certain Mast joint ventures primarily in the first quarter of 2003 and a $7 million gain related to the sale of the Structure trademark to a third party in the third quarter of 2003.

Limited Brands 2003 Annual Report	62

Fiscal Year

The Company’s fiscal year ends on the Saturday closest to January 31. Fiscal years are designated in the Consolidated Financial Statements and notes by the calendar year in which the fiscal year commences. The results for fiscal years 2003, 2002 and 2001 represent the fifty–two–week periods ended January 31, 2004, February 1, 2003 and February 2, 2002.

Cash and Equivalents

Cash and equivalents include amounts on deposit with financial institutions and money market investments with original maturities of less than 90 days.

The Company’s cash management process provides for the daily funding of checks as they are presented to the bank. Included in accounts payable at January 31, 2004 and February 1, 2003 are $137 million and $161 million representing outstanding checks.

Inventories

Inventories are principally valued at the lower of average cost or market, on a weighted–average cost basis, using the retail method.

Store Supplies

The initial shipment of selling–related supplies (including, but not limited to, hangers, signage, security tags and packaging) is capitalized at the store opening date. Subsequent shipments are expensed, except for new merchandise presentation programs, which are capitalized. Store supplies are adjusted as appropriate for changes in actual quantities or costs.

Direct Response Advertising

Direct response advertising relates primarily to the production and distribution of the Company’s catalogues and is amortized over the expected future revenue stream, which is principally three months from the date catalogues are mailed. The Company had capitalized direct response advertising of $28 million at January 31, 2004 and $20 million at February 1, 2003. All other advertising costs are expensed at the time the promotion first appears in media or in the store. Catalogue and advertising costs amounted to $449 million in 2003, $428 million in 2002 and $446 million in 2001.

Long–lived Assets

Depreciation and amortization of property and equipment are computed for financial reporting purposes on a straight–line basis, using service lives ranging principally from 10 to 15 years for building and leasehold improvements, 3 to 10 years for store related property and equipment and 20 years for other property and equipment. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts with any resulting gain or loss included in net income. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments that extend service lives are capitalized.

Effective in the first quarter of 2002, goodwill is no longer amortized. Prior to 2002, goodwill was amortized on a straight–line basis over 30 years and goodwill related to IBI stock buybacks was reversed as the shares were reissued to provide shares needed for employee benefit plans. The cost of intellectual property assets is amortized based on the sell–through of the related products, over the shorter of the term of the license agreement or the estimated useful life of the asset, not to exceed 10 years.

Long–lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the undiscounted future cash flows from the long–lived assets are less than the carrying value, the Company recognizes a loss equal to the difference between the carrying value and the discounted future cash flows of the asset. Goodwill is reviewed annually for impairment by comparing each reporting unit’s carrying value to its fair value. Trade names are reviewed for impairment annually by comparing the fair value to the carrying value. Factors used in the valuation of long–lived assets, trade names and goodwill include, but are not limited to, management’s plans for future operations, brand initiatives, recent operating results and projected cash flows.

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

Self Insurance

The Company is self–insured for medical, worker’s compensation, general liability and automobile benefits up to certain stop–loss limits. Such costs are accrued based on known claims and an estimate of incurred but not reported (“IBNR”) claims. IBNR claims are estimated using historical claim information and actuarial estimates.

Shareholders’ Equity

In January 2003, the Board of Directors of the Company authorized the repurchase of $150 million of the Company’s common stock. During 2003, the Company completed the $150 million repurchase by acquiring approximately 9.9 million shares of its common stock at an average price per share of approximately $15.

In October 2003, the Board of Directors of the Company authorized the repurchase of an additional $100 million of the Company’s common stock. The Company did not repurchase any shares under this share repurchase program, and the Board of Directors of the Company determined to supersede this program with the tender offer announced subsequent to year–end (see Note 15).

Revenue Recognition

The Company recognizes sales upon customer receipt of the merchandise, which for catalogue and e–commerce revenues reflects an estimate of shipments that have not yet been received by the customer based on shipping terms. Shipping and handling revenues are included in net sales and the related costs are included in costs of goods sold, buying and occupancy. Revenue for gift certificate and gift card sales as well as store credits is recognized at redemption. A reserve is provided for projected merchandise returns based on prior experience.

Cost of Goods Sold, Buying and Occupancy

Cost of goods sold includes merchandise costs, net of discounts and allowances, freight and inventory shrinkage. Buying and occupancy expenses primarily include payroll, benefit costs and operating expenses for the Company’s buying departments and distribution network, rent, common area maintenance, real estate taxes, utilities, maintenance, catalogue amortization and depreciation for the Company’s stores, warehouse facilities and equipment.

General, Administrative and Store Operating Expenses

General, administrative and store operating expenses primarily include payroll and benefit costs for the Company’s store–selling and administrative departments (including corporate functions), advertising and other operating expenses not specifically categorized elsewhere in the Consolidated Statements of Income.

Limited Brands 2003 Annual Report	64

Gains on Investees’ Stock

During the first quarter of 2003, the Company sold approximately one–half of its ownership in Alliance Data Systems Corporation (“ADS”) for $131 million resulting in a pretax gain of $80 million. During the third quarter of 2003, the Company sold its remaining interest in ADS for $193 million resulting in a pretax gain of $128 million. Prior to the sale of ADS, the Company accounted for its investment using the equity method.

During the third quarter of 2002, the Company recognized a pretax gain of $6 million resulting from the sale of its entire interest in Charming Shoppes, Inc. common stock (9.5 million shares) for $65 million. The stock was received in connection with the Company’s sale of Lane Bryant during the third quarter of 2001.

During the second quarter of 2001, the Company recognized $62 million of pretax gains from the IPOs of ADS and Galyan’s Trading Company, Inc. (“Galyan’s”) in accordance with Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 51, “Accounting for Sales of Stock by a Subsidiary.” As of January 31, 2004, the Company owned approximately 4 million shares of Galyan’s common stock, representing a 23% ownership interest, which the Company accounts for using the equity method. The carrying value of the Galyan’s investment was $48 million and $50 million and the market value was $34 million and $42 million at January 31, 2004 and February 1, 2003, respectively. The Company has evaluated the Galyan’s investment for impairment and believes that the carrying value is appropriate.

Earnings Per Share

Earnings per basic share is computed based on the weighted average number of outstanding common shares. Earnings per diluted share includes the weighted average effect of dilutive options and restricted stock on the weighted average shares outstanding.

Weighted average common shares outstanding at January 31, 2004, February 1, 2003 and February 2, 2002 were as follows:

Weighted Average Common Shares Outstanding (Millions)	2003	2002	2001
Common shares issued	524	511	432
Treasury shares	(5)	(1)	(4)

Basic shares	519	510	428
Effect of dilutive options and restricted stock	7	12	7

Diluted shares	526	522	435

The computation of earnings per diluted share excludes options to purchase approximately 17 million, 13 million and 11 million shares of common stock in 2003, 2002 and 2001, because the options’ exercise price was greater than the average market price of the common shares during the year.

Stock–based Compensation

The Company recognizes compensation expense associated with stock–based awards under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and related interpretations. Under APB No. 25, because the exercise price of the Company’s employee stock options is generally equal to the market price of the underlying stock on the date of grant, no compensation expense is recognized. Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock–Based Compensation,” establishes an alternative method of expense recognition for stock–based compensation awards based on fair values.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123:

Pro Forma Net Income and Earnings Per Share (Millions except per share amounts)	2003	2002	2001
Net income, as reported	$717	$502	$519
Add: stock compensation cost recorded under APB No. 25, net of tax	12	58	13
Deduct: stock compensation cost calculated under SFAS No. 123, net of tax	(38)	(50)	(39)

Pro forma net income	$691	$510	$493
Earnings per share:
Basic, as reported	$1.38	$0.98	$1.21
Basic, pro forma	$1.33	$1.00	$1.15
Diluted, as reported	$1.36	$0.96	$1.19
Diluted, pro forma	$1.32	$0.99	$1.14

The stock compensation cost recorded by the Company in 2003 and 2002 primarily relates to compensation expense resulting from the exchange of both vested and unvested IBI stock awards in connection with the IBI recombination. Stock compensation expense related to the IBI recombination was recognized in accordance with Emerging Issues Task Force (“EITF”) 00–23, “Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44.”

The weighted average per share fair value of options granted by the Company ($4.08, $5.31 and $5.84 during 2003, 2002 and 2001) was used to calculate the pro forma compensation expense under SFAS No. 123. The fair value was estimated using the Black–Scholes option–pricing model with the following weighted average assumptions for 2003, 2002 and 2001: dividend yields of 3.2%, 2.8% and 2.3%; volatility of 44%, 42% and 41%; risk–free interest rates of 2%, 3% and 4%; and expected lives of 5.2 years, 4.4 years and 4.5 years.

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

Recently Issued Accounting Pronouncements

In December 2003, the FASB issued Interpretation No. 46R (“FIN 46R”), “Consolidation of Variable Interest Entities.” This revised interpretation replaces FASB Interpretation No. 46 and addresses the consolidation by business enterprises of variable interest entities. FIN 46R applies retroactively to February 1, 2003 for variable interest entities created after January 31, 2003. For variable interest entities acquired before February 1, 2003, the interpretation is effective for the Company in the first quarter of 2004. The Company is currently evaluating the effect of adopting FIN 46R, but does not anticipate that the adoption will have a material impact on its results of operations, financial position or cash flows.

Limited Brands 2003 Annual Report	66

2 Acquisition of Intimate Brands, Inc. Minority Interest

In March 2002, the Company completed a tax–free tender offer and merger, which resulted in the acquisition of the IBI minority interest. The acquisition resulted in the recombination of IBI and Limited Brands. The total purchase price was approximately $1.6 billion, based on approximately 89 million Limited Brands common shares issued in the transaction and the average closing price of Limited Brands common stock over the 3–day period before and after the transaction date.

The acquisition was effected through an offer to exchange 1.1 shares of Limited Brands common stock for each share of IBI Class A common stock followed by a merger in which all publicly–held shares not tendered were exchanged for the same consideration. As a result, IBI became a wholly–owned subsidiary of Limited Brands and the former public shareholders of IBI became shareholders of Limited Brands.

The acquisition was accounted for using the purchase method of accounting, as prescribed by SFAS No. 141, “Business Combinations.” The Company allocated the purchase price to the minority interest portion of the fair values of identifiable intangible assets acquired.

The purchase price allocation included $411 million of acquired intangible assets related to trade names with indefinite lives. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” these intangible assets will not be amortized. The remaining purchase price allocation included the fair market value adjustments related to customer relationships and lists, property and equipment, leases, long–term debt and deferred rent. These adjustments are amortized over their respective useful lives (primarily five years) resulting in a non–cash expense of approximately $5 million per year. In addition, the acquisition resulted in approximately $1.2 billion of goodwill. None of these amounts are deductible for tax purposes.

The following table summarizes selected unaudited pro forma information for the years ended February 1, 2003 and February 2, 2002 as if the recombination had been completed at the beginning of 2001. This selected unaudited pro forma information is not necessarily indicative of the operating results that would have occurred if the recombination had been completed at the beginning of the periods presented and is not necessarily indicative of the results that may be achieved in the future. The pro forma information reflects adjustments related to additional depreciation and amortization from the fair market value adjustments previously described, the elimination of minority interest in earnings of IBI and an increase in total weighted average shares outstanding based on the conversion of IBI historical weighted average Class A common stock outstanding using the 1.1 exchange ratio.

Unaudited Pro Forma Information (Millions except per share amounts)	2002	2001
Net sales	$8,445	$8,423
Net income	$508	$580
Net income per share: Basic	$0.97	$1.12
Diluted	$0.95	$1.10

The selected unaudited pro forma information for the year ended February 1, 2003 includes a pretax, non–cash special charge of $34 million related to the exchange of vested IBI stock awards (see Note 4). In addition, the selected unaudited pro forma information for the year ended February 1, 2003 includes a pretax, non–cash compensation cost related to the exchange of unvested IBI stock awards for Limited Brands stock awards that was recognized as expense over the remaining vesting periods, primarily in fiscal years 2002 and 2003. For the years ended January 31, 2004 and February 1, 2003, the Company recognized $11 million and $25 million, respectively, of pretax, non–cash compensation expense related to these unvested awards.

3 Discontinued Operations

On November 27, 2002, the Company sold one of its apparel businesses, Lerner, to an investor group led by the business unit’s President and Chief Executive Officer and affiliates of Bear Stearns Merchant Banking. Under the terms of the agreement, the Company received $79 million in cash, a $75 million subordinated note and warrants for approximately 13% of the common equity of the new company. A $26 million discount was recorded on the subordinated note, which is accreted to income over the term of the note. The subordinated note bears interest at 10% to be accrued and added to the principal balance of the note. The subordinated note and related accrued interest are due on November 26, 2009 (see Note 16). During 2003, the Company received approximately $38 million in additional cash consideration based on Lerner’s net working capital at closing. This amount was included in accounts receivable at February 1, 2003.

The transaction resulted in an after–tax loss of approximately $4 million, which reflects transaction costs and an estimated lease guarantee liability. The Company’s financial statements reflect Lerner’s operating results (including the transaction loss) as a discontinued operation for all periods presented in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long–Lived Assets.” Lerner’s net sales and pretax income reported in discontinued operations were $708 million and $15 million in 2002 and $940 million and $22 million in 2001. The Company did not allocate interest expense to discontinued operations.

The Company will continue to provide certain corporate services to Lerner under service agreements which expire at various dates through 2007.

4 Special Items

During the first quarter of 2002, in connection with the acquisition of the IBI minority interest (see Note 2), vested IBI stock options and restricted stock were exchanged for Limited Brands stock awards with substantially similar terms. In accordance with EITF Issue No. 00–23, “Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and Financial Accounting Standards Board Interpretation No. 44,” the exchange was accounted for as a modification of a stock–based compensation arrangement. As a result, the Company recorded a pretax, non–cash charge of $34 million in the first quarter of 2002.

During the third quarter of 2001, the Company sold one of its apparel businesses, Lane Bryant, to Charming Shoppes, Inc. for $280 million of cash and 8.7 million shares of Charming Shoppes, Inc. common stock valued at $55 million. On December 12, 2001, the Company received additional Charming Shoppes, Inc. common stock valued at $4 million based on a final determination of Lane Bryant’s net tangible assets at closing. The transaction was accounted for in accordance with APB No. 30, “Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” and resulted in a third quarter pretax gain of $170 million, net of transaction costs.

Limited Brands 2003 Annual Report	68

5 Property and Equipment, Net

Property and equipment, net at January 31, 2004 and February 1, 2003 was as follows:

Property & Equipment (Millions)	2003	2002
Land, buildings and improvements	$390	$388
Furniture, fixtures and equipment	1,976	1,896
Leaseholds and improvements	1,327	1,325
Construction in progress	14	22

Total	3,707	3,631
Less: accumulated depreciation
and amortization	(2,258)	(2,139)

Property and equipment, net	$1,449	$1,492

6 Goodwill, Trade Names and Other Intangible Assets, Net

Intangible assets, not subject to amortization, primarily represent trade names that were recorded in connection with the acquisition of the IBI minority interest and were $411 million as of January 31, 2004 and February 1, 2003.

Intellectual property and other intangible assets, subject to amortization, were as follows:

Intellectual Property and Other In tangible Assets (Millions)	2003	2002
Gross carrying amount	$56	$54
Accumulated amortization	(26)	(18)

Intellectual property and other intangible assets, net	$30	$36

Amortization expense was $8 million in 2003, $6 million in 2002 and $11 million in 2001. Amortization expense in 2001 includes the amortization of goodwill. The estimated annual amortization expense for intangibles is approximately $8 million each year through 2006 and approximately $5 million in 2007, at which time intangible assets will be fully amortized.

The change in the carrying amount of goodwill for the year ended February 1, 2003 was as follows:

Goodwill (Millions)	Victoria’s Secret	Bath & Body Works	Apparel	Total
Balance, February 2, 2002	$50	$67	$4	$121
Goodwill acquired (disposed)	640	554	(4)	1,190

Balance, February 1, 2003	$690	$621	—	$1,311

There were no changes in the carrying amount of goodwill for the year ended January 31, 2004.

In accordance with SFAS No.142, the Company has not presented pro forma results for the year ended February 2, 2002 reflecting the elimination of the amortization expense of goodwill, as it did not have a material impact on net income for that year.

7 Leased Facilities, Commitments and Contingencies

Annual store rent consists of a fixed minimum amount and/or contingent rent based on a percentage of sales exceeding a stipulated amount.

Rent expense for the years ended January 31, 2004, February 1, 2003 and February 2, 2002 was as follows:

Rent Expense (Millions)	2003	2002	2001
Store rent
Fixed minimum	$492	$479	$477
Contingent	46	43	44

Total store rent	538	522	521
Equipment and other	42	34	31

Gross rent expense	580	556	552
Sublease rental income	(20)	(20)	(17)

Total rent expense	$560	$536	$535

For leases that contain predetermined fixed escalations of the minimum rentals and/or rent abatements, the Company recognizes the related rent expense on a straight–line basis and records the difference between the recognized rental expense and amounts payable under the leases as deferred lease credits, which are included in other long–term liabilities. This liability amounted to $67 million and $66 million at January 31, 2004 and February 1, 2003, respectively.

Landlord allowances received upon entering into certain store leases are recorded as a long–term deferred credit and are amortized on a straight–line basis as a reduction to rent expense over the lease term. The unamortized portion of landlord allowances is included in other long–term liabilities, which amounted to $170 million and $202 million at January 31, 2004 and February 1, 2003, respectively. At January 31, 2004, the Company was committed to noncancelable leases with remaining terms generally from one to ten years. A substantial portion of these commitments consists of store leases generally with an initial term of ten years. Store lease terms generally require additional payments covering taxes, common area costs and certain other expenses. The obligations for these additional payments are excluded from the table that follows.

The Company’s minimum rent commitments under noncancelable leases is as follows:

Minimum Rent Commitments (Millions)
2004	$528
2005	478
2006	411
2007	332
2008	264
Thereafter	807

At January 31, 2004, the Company’s future sublease income under noncancelable subleases is $60 million, which includes $26 million of rent commitments related to disposed businesses under master lease arrangements.

In connection with the disposition of certain businesses, the Company has remaining guarantees of approximately $487 million related to lease payments of Abercrombie & Fitch, Too Inc. (formerly Limited Too), Galyan’s, Lane Bryant and Lerner under the current terms of noncancelable leases expiring at various dates through 2015, unless extended or renewed. These guarantees include minimum rent and additional payments covering taxes, common area costs and certain other expenses and relate only to leases that commenced prior to the disposition of the businesses. In certain instances, the Company’s guarantee may remain in effect if the term of a lease is extended. The Company believes the likelihood of material liability being triggered under these guarantees, with respect to existing and extended leases, is remote.

Limited Brands 2003 Annual Report	70

The Company has land and other investments in Easton, a 1,300–acre planned community in Columbus, Ohio, that integrates office, hotel, retail, residential and recreational space. These investments, at cost, totaled $68 million at January 31, 2004 and $69 million at February 1, 2003.

Included in the Company’s Easton investments is an equity interest in Easton Town Center, LLC (“ETC”), an entity that owns and has developed a commercial entertainment and retail center. The Company accounts for this interest using the equity method. The Company has a majority financial interest in ETC, but another member that is unaffiliated with the Company is the managing member. Certain significant decisions regarding ETC require the consent of the unaffiliated members in addition to the Company.

Total assets of ETC were approximately $234 million as of January 31, 2004 and $235 million as of February 1, 2003. In addition, ETC’s principal funding source is a $210 million secured bank loan, all of which was outstanding at January 31, 2004. The loan is payable in full on January 28, 2006, with the option of two twelve–month extensions if certain requirements are met. The Company has guaranteed $25 million of the principal of this loan. If ETC does not meet the debt service coverage ratio or appraised property values required by covenants in the loan agreement, the Company has the option to: (1) guarantee an additional amount of the loan; (2) provide an irrevocable letter of credit on behalf of ETC; (3) make a principal payment or (4) lease additional retail space. Otherwise, the bank may call the loan under the agreement’s default provisions. The Company expects that ETC will meet the financial covenants of this loan.

The Company issued a $31 million standby letter of credit, on which the City of Columbus, Ohio (the “City”) can draw solely to pay principal and interest on public bonds issued by the City for infrastructure development at Easton. The bonds mature on December 1, 2024. Under the terms of the letter of credit, the City can draw funds if Easton property tax revenues are insufficient to cover the debt service requirements of the bonds. The Company does not currently anticipate that the City will be required to draw funds under the letter of credit.

The Company is subject to various claims and contingencies related to lawsuits, income taxes, insurance, regulatory and other matters arising out of the normal course of business. Management believes that the ultimate liability arising from such claims or contingencies, if any, is not likely to have a material adverse effect on the Company’s results of operations, financial condition or cash flows.

8 Accrued Expenses and Other

Accrued expenses and other at January 31, 2004 and February 1, 2003 were as follows:

Accrued Expenses and Other (Millions)	2003	2002
Deferred revenue	$184	$165
Compensation, payroll taxes & benefits	159	118
Taxes, other than income	58	57
Returns reserve	37	32
Insurance	35	32
Rent	29	31
Other	158	172

Total accrued expenses and other	$660	$607

9 Income Taxes

The components of the Company’s provision for income taxes for the years ended January 31, 2004, February 1, 2003 and February 2, 2002 were as follows:

Provision for Income Taxes (Millions)	2003	2002	2001
Currently payable
Federal	$357	$251	$253
State	64	49	41
Foreign	5	5	5

Total	426	305	299
Deferred
Federal	25	30	56
State	(2)	6	21

Total	23	36	77

Total provision for income taxes	$449	$341	$376

The total provision excludes amounts related to discontinued operations in the amount of ($1) million in 2002 and $9 million in 2001. The 2002 tax provision also reflects the nondeductible expense related to the exchange of vested IBI incentive stock options (see Note 4). The foreign component of pretax income, arising principally from overseas sourcing operations, was $34 million in 2003, $56 million in 2002 and $59 million in 2001.

Limited Brands 2003 Annual Report	72

The following reconciliation between the statutory Federal income tax rate and the effective income tax rate on pretax earnings excludes the impact of minority interest, discontinued operations, gains on investees’ stock and the nondeductible expense related to the exchange of IBI incentive stock options.

The reconciliation between the statutory Federal income tax rate and the effective tax rate for the years ended January 31, 2004, February 1, 2003 and February 2, 2002 follows:

Rate Reconciliation	2003	2002	2001
Federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of Federal income tax effect	4.0%	4.3%	4.3%
Tax exempt interest	(1.3%)	—	—
Other items, net	1.3%	0.5%	0.5%

Effective tax rate	39.0%	39.8%	39.8%

The Company’s effective tax rate has historically reflected and continues to reflect a provision related to the undistributed earnings of foreign affiliates. The Internal Revenue Service (“IRS”) has assessed the Company for additional taxes and interest for the years 1992 to 1998 relating to the undistributed earnings of foreign affiliates. In September 1999, the United States Tax Court sustained the position of the IRS with respect to the 1992 year. In connection with an appeal of the Tax Court judgment, in 1999 the Company made a $112 million payment of taxes and interest for the years 1992 to 1998 that reduced deferred tax liabilities.

In March 2002, the U.S. Court of Appeals for the Sixth Circuit ruled in favor of the Company, reversing the previous Tax Court judgment relating to the 1992 year. This ruling also applied to years 1993 and 1994. In the third quarter of 2003, the Company reached an agreement with the IRS regarding the computation of interest and recognized interest income of $30 million related to the Company’s appeal of the 1992 through 1994 years, of which $28 million was collected in the fourth quarter of 2003 and the remaining balance reduced deferred tax liabilities.

The Company is pursuing additional actions to obtain any refunds related to the 1995 through 1998 years.

73

The effect of temporary differences that give rise to deferred income taxes for the years ended January 31, 2004 and February 1, 2003 was as follows:

	2003			2002
Deferred Income Taxes (Millions)	Assets	Liabilities	Total	Assets	Liabilities	Total
Leases	$96	—	$96	$100	—	$100
Inventory	15	—	15	15	—	15
Non–qualified retirement plan	35	—	35	28	—	28
Property and equipment	—	($134)	(134)	—	($119)	(119)
Trade names and other intangibles	—	(150)	(150)	—	(155)	(155)
Undistributed earnings of foreign affiliates	—	(33)	(33)	—	(36)	(36)
Investments in unconsolidated affiliates	—	(15)	(15)	—	(30)	(30)
Other, net	—	(18)	(18)	16	—	16

Total deferred income taxes	$146	($350)	($204)	$159	($340)	($181)

Income taxes payable included net current deferred tax liabilities of $70 million at January 31, 2004 and $56 million at February 1, 2003. Income tax payments were $352 million in 2003, $376 million in 2002 and $181 million in 2001.

Limited Brands 2003 Annual Report	74

10 Long–term Debt

The Company’s long–term debt balance at January 31, 2004 and February 1, 2003 was as follows:

Long–Term Debt (Millions)		2003	2002
6 1/8%	Notes due December 2012, less unamortized discount	$299	$299
6.95%	Debentures due March 2033, less unamortized discount	349	—
7 1/2%	Debentures due March 2023, less unamortized discount	—	248

Total long–term debt		$648	$547

In February 2003, the Company issued $350 million of 6.95% debentures due March 1, 2033 under a 144A private placement. In April 2003, the Company exchanged the privately held securities for securities registered with the SEC with identical terms through a non–taxable exchange offer. There were approximately $0.5 million of securities that were not exchanged and remain outstanding as privately held securities.

In March 2003, the Company redeemed its 7 1/2% debentures due 2023 at a redemption price equal to 103.16% of the principal amount, plus accrued interest through the call date. The early redemption of these securities resulted in a pretax charge of $13 million, comprised of the call premium and the write–off of unamortized deferred financing fees and discounts. This charge was included in interest expense in the Consolidated Statements of Income.

In May 2003, the Company filed a shelf registration statement, under which up to $500 million of debt securities, common and preferred stock, and other securities may be issued. To date, no securities have been issued under this registration statement.

In November 2002, the Company issued $300 million of debt securities which mature on December 1, 2012 and bear interest at 6 1/8%. The debt securities were issued using the Company’s then existing $250 million shelf registration, together with an additional $50 million as permitted pursuant to SEC shelf registration regulations.

The Company currently has a $1.25 billion unsecured revolving credit facility (the “Facility”). The Facility is comprised of a $500 million 364–day agreement and a $750 million 5–year agreement. Borrowings outstanding under the Facility, if any, are due June 25, 2004 and July 13, 2006, respectively. The Facility has several borrowing and interest rate options. Fees payable under the Facility are based on the Company’s long–term credit ratings, and are currently 0.1% (for the 364–day agreement) and 0.125% (for the 5–year agreement) of the committed amount per year.

The Facility requires the Company to maintain certain specified fixed charge and debt–to–capital ratios. The Company was in compliance with these requirements at January 31, 2004.

The Facility supports the Company’s commercial paper and letter of credit programs, which are used from time to time to fund working capital and other general corporate requirements. The Company did not issue commercial paper or draw on the Facility during 2003. In addition, no commercial paper or amounts under the Facility were outstanding at January 31, 2004 and February 1, 2003.

Cash paid for interest was $59 million in 2003, $29 million in 2002 and $34 million in 2001.

75

11 Stock–based Compensation

Stock Options

Under the Company’s stock plans, associates may be granted up to a total of 75 million options and restricted shares to purchase the Company’s common stock at the market price on the date of grant. At January 31, 2004, there were 12 million options and restricted shares available for grant. Options have a maximum term of ten years and generally vest over periods from four to six years.

Prior to the acquisition of the IBI minority interest, associates were granted restricted shares and options under separate Limited Brands and IBI stock plans. As a result of the recombination (see Note 2), the IBI stock plan was amended to reflect the conversion of IBI stock options and restricted stock to Limited Brands stock awards with substantially similar terms.

Restricted Stock

Approximately 869,000, 559,000 and 75,000 restricted Limited Brands shares were granted in 2003, 2002 and 2001, with market values at date of grant of $12 million in 2003, $10 million in 2002 and $1 million in 2001. Restricted shares generally vest over a period of three to six years.

Limited Brands 2003 Annual Report	76

The Company’s stock options outstanding at January 31, 2004 were as follows:

Stock Option Summary (Thousands except per share amounts)	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 6 – $ 10	9,495	3.4	$9.41	9,174	$9.42
$ 11 –$ 15	15,053	6.7	$13.02	6,429	$13.34
$ 16 – $ 20	17,474	6.8	$17.60	7,203	$17.46
$ 21 – $ 27	1,447	6.1	$21.76	911	$21.94

$ 6 – $ 27	43,469	6.0	$14.36	23,717	$13.40

The Company’ s stock option activity for 2003, 2002 and 2001 was as follows:

Stock Option Activity (Thousands except per share amounts)		Number of Shares	Weighted Average Option Price Per Share
2001	Outstanding at beginning of year	30,207	$12.86
	Granted	5,818	17.71
	Exercised	(2,464)	10.68
	Canceled	(3,097)	16.43

	Outstanding at end of year	30,464	$13.61
	Options exercisable at end of year	12,272	$12.08
2002	Outstanding at beginning of year	30,464	$13.61
	Granted	7,952	17.59
	Exchange of IBI options	13,871	12.86
	Exercised	(4,544)	10.95
	Canceled	(3,779)	14.51

	Outstanding at end of year	43,964	$14.31
	Options exercisable at end of year	20,060	$12.77
2003	Outstanding at beginning of year	43,964	$14.31
	Granted	6,517	12.94
	Exercised	(4,206)	9.77
	Canceled	(2,806)	17.11

	Outstanding at end of year	43,469	$14.36
	Options exercisable at end of year	23,717	$13.40

77

12 Retirement Benefits

The Company sponsors a qualified defined contribution retirement plan and a nonqualified supplemental retirement plan. Participation in the qualified plan is available to all associates who have completed 1,000 or more hours of service with the Company during certain 12–month periods and attained the age of 21. Participation in the nonqualified plan is subject to service, job level and compensation requirements. Company contributions to these plans are based on a percentage of associates’ eligible annual compensation. The cost of these plans was $64 million in 2003, $67 million in 2002 and $56 million in 2001. The liability for the nonqualified plan, including contributions made by employees and the Company, amounted to $128 million at January 31, 2004 and $111 million at February 1, 2003 and is included in other long–term liabilities.

13 Fair Value of Financial Instruments and Concentration of Credit Risk

Fair Value of Financial Instruments

The carrying value of cash equivalents, accounts receivable, accounts payable and accrued expenses approximates fair value because of their short maturity. The fair value of long–term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The estimated fair value of the Company’s long–term debt at January 31, 2004 and February 1, 2003 was $709 million and $556 million compared to the carrying value of $648 million and $547 million, respectively.

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

Limited Brands 2003 Annual Report	78

14 Segment Information

The Company has three reportable segments:

Victoria’s Secret, Bath & Body Works and Apparel.

The Victoria’s Secret segment derives its revenues from sales of women’s intimate and other apparel, personal care products and accessories marketed under the Victoria’s Secret brand name. Victoria’s Secret merchandise is sold through its stores and direct response (catalogue and e–commerce) businesses. The Bath & Body Works segment derives its revenues from the sale of personal care products and accessories and home fragrance products marketed under the Bath & Body Works and White Barn Candle Company brand names. The Apparel segment derives its revenues from sales of women’s and men’s apparel through Express and Limited Stores.

The Company’s segment information as of and for the years ended January 31, 2004, February 1, 2003 and February 2, 2002 was as follows:

Segment Information (Millions)		Victoria’s Secret	Bath & Body Works	Apparel	■ Other		Total
2003	Net sales	$3,817	$1,934	$2,697		$486	$8,934
	Depreciation and amortization	73	65	68		77	283
	Operating income	711	355	91		(194)	963
	Total assets	2,013	1,403	664		3,793	7,873
	Capital expenditures	108	30	102		53	293
2002	Net sales	$3,586	$1,781	$2,711	•	$ 367	$8,445
	Depreciation and amortization	75	65	52		84	276
	Operating income	614	300	115	•	Ù(191)	838
	Total assets	1,991	1,477	685		3,093	7,246
	Capital expenditures	117	39	89		61	306
2001	Net sales	$3,272	$1,747	$2,662	•	$ 742	$8,423
	Depreciation and amortization	70	59	59		89	277
	Operating income	454	347	55	•	Ù 40	896
	Total assets	1,078	776	666		2,574	5,094
	Capital expenditures	128	99	58		92	377

■	Includes Corporate (including non–core real estate and equity investments), Mast third party sales, Henri Bendel, Lerner (through November 27, 2002) and Lane Bryant (through August 16, 2001).

•	As a result of its sale on November 27, 2002, Lerner’s results have been reflected in discontinued operations and are excluded from net sales and operating income in 2002 and 2001.

Ù	Represents special items:

(1) In 2002, $34 million non–cash charge for the exchange of vested stock awards related to the IBI recombination;

(2) In 2001, $170 million gain resulting from the sale of Lane Bryant.

15 Tender Offer

On February 26, 2004, the Company’s Board of Directors authorized the repurchase of $1 billion of its outstanding common stock through a modified “Dutch Auction” tender offer which expired on March 26, 2004. Under the tender offer, the Company repurchasd approximately 51 million shares of common stock at a purchase price of $19.75 per share.

16 Subsequent Event

On March 16, 2004, New York & Co. (formerly Lerner) repaid its $75 million subordinated note plus accrued interest of $10 million due to the Company, prior to the expiration date of November 26, 2009. Additionally, New York & Co. purchased warrants representing 13% of New York & Co.’s common equity held by Limited Brands, for $20 million. The subordinated note and warrants were part of the consideration received by the Company for the sale of New York & Co. in November 2002, and had a carrying value, including accrued interest, of $60 million at January 31, 2004 (see Note 3). Accordingly, the Company will recognize a $45 million pretax gain related to these transactions in the first quarter of 2004.

Limited Brands 2003 Annual Report	80

17 Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for 2003 and 2002 was as follows:

Quarterly Financial Data (Millions except per share amounts)
2003 Quarters	First	Second	Third	Fourth
Net sales	$1,842	$2,014	$1,847	$3,231
Gross income	612	702	595	1,342
Net income	98	102	130	387
Net income per share :•
Basic	$0.19	$0.20	$0.25	$0.75
Diluted	0.19	0.19	0.25	0.74

2002 Quarters ■	First	Second	Third	Fourth
Net sales Ù	$1,799	$1,912	$1,768	$2,966
Gross income Ù	622	673	564	1,235
Income from continuing operations	44	81	14	357
Income from discontinued operations	6	2	2	(4)

Net income	50	83	16	353
Income per share from continuing operations:•
Basic	$0.10	$0.16	$0.03	$0.68
Diluted	0.09	0.15	0.03	0.67
Net income per share:•
Basic	$0.11	$0.16	$0.03	$0.68
Diluted	0.10	0.16	0.03	0.66

•	Due to changes in stock prices during the year and timing of issuance and repurchase of shares, the cumulative total of quarterly net income per share amounts may not equal the net income per share for the year.

■	As a result of its sale on November 27, 2002, Lerner’s operating results have been reflected as discontinued operations for all periods presented. A loss on the disposal of Lerner of $4 million, net of tax, was recorded in the fourth quarter of 2002.

Ù	Amounts have been reclassified to reflect Lerner’s operating results as discontinued operations. Net sales previously reported for the first three quarters in 2002 were $2.027 billion, $2.113 billion and $1.983 billion. Gross income previously reported for the first three quarters of 2002 was $685 million, $724 million and $619 million.

The following items are included in the above results:

(1) In 2003, $80 million and $128 million of pretax operating gains in the first quarter and the third quarter, respectively, related to the sale of the Company’s entire interest in ADS;

(2) In 2002, $34 million non–cash charge in the first quarter related to the IBI recombination and a $6 million gain in the third quarter resulting from the sale of Charming Shoppes, Inc. common stock.

81

Report of Independent Auditors

To the Board of Directors and Shareholders of Limited Brands, Inc.:

We have audited the consolidated balance sheet of Limited Brands, Inc. and subsidiaries at January 31, 2004, and the related consolidated statements of income, shareholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Limited Brands, Inc. and subsidiaries as of February 1, 2003 and for each of the two years in the period ended February 1, 2003, were audited by other auditors whose report dated February 27, 2003, expressed an unqualified opinion on those statements and included an explanatory paragraph that disclosed the change in the Company’s method of accounting for discontinued operations.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the fiscal year 2003 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Limited Brands, Inc. and subsidiaries as of January 31, 2004, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Columbus, Ohio

February 26, 2004, except for Note 16

as to which the date is March 16, 2004

Limited Brands 2003 Annual Report	82

Market Price and Dividend Information

The Company’s common stock is traded on the New York Stock Exchange (“LTD”). On January 31, 2004, there were approximately 77,000 shareholders of record. However, when including active associates who participate in the Company’s stock purchase plan, associates who own shares through Company–sponsored retirement plans and others holding shares in broker accounts under street names, the Company estimates the shareholder base to be approximately 225,000.

The Company’s quarterly market prices and cash dividends per share for 2003 and 2002 were as follows:

Market Prices and Cash Dividends Per Share		Market Price High	Market Price Low	Cash Dividend Per Share
Fiscal Year 2003	Fourth quarter	$18.55	$16.68	$0.100
	Third quarter	17.83	14.82	0.100
	Second quarter	17.30	13.00	0.100
	First quarter	14.88	10.88	0.100

Fiscal Year 2002	Fourth quarter	$18.50	$12.11	$0.075
	Third quarter	17.11	12.53	0.075
	Second quarter	22.34	15.30	0.075
	First quarter	20.00	15.95	0.075

83