Form 10-K, Exhibit 13
period 2005-01-29
LIMITED BRANDS INC
filed 2005-04-08
CIK 701985

Exhibit 13

FINANCIAL SUMMARY

SUMMARY OF OPERATIONS Δ (millions except per share amounts, ratios, store and associate data)	2004	2003	2002	♦2001	« 2000
Net sales	$9,408	$8,934	$8,445	$8,423	$9,080
Gross income	$3,378	$3,251	$3,094	$3,016	$3,185
Gross income as a percentage of sales	35.9%	36.4%	36.6%	35.8%	35.1%
Operating income •	$1,027	$963	$838	$896	$832
Operating income as a percentage of sales •	10.9%	10.8%	9.9%	10.6%	9.2%
Income from continuing operations +	$705	$717	$496	$506	$407
Income from continuing operations as a percentage of sales +	7.5%	8.0%	5.9%	6.0%	4.5%
PER SHARE RESULTS
Income per basic share: continuing operations +¢	$1.50	$1.38	$0.97	$1.18	$0.95
Income per diluted share: continuing operations +¢	$1.47	$1.36	$0.95	$1.16	$0.91
Dividends per share*	$1.71	$0.40	$0.30	$0.30	$0.30
Book value per share; end of year	$5.74	$10.17	$9.28	$6.39	$5.44
Weighted average diluted shares outstanding	479	526	522	435	443
OTHER FINANCIAL INFORMATION
Total assets	$6,089	$7,880	$7,246	$5,094	$4,487
Return on average assets +	10%	9%	8%	11%	9%
Working capital	$1,233	$3,045	$2,347	$1,330	$1,034
Current ratio	1.9	3.2	2.9	1.9	1.9
Capital expenditures	$431	$293	$306	$377	$487
Long-term debt	$1,646	$648	$547	$250	$400
Debt-to-equity ratio	70%	12%	11%	9%	17%
Shareholders’ equity	$2,335	$5,266	$4,860	$2,744	$2,316
Return on average shareholders’ equity +	19%	14%	13%	21%	19%
Comparable store sales increase (decrease) ■	4%	4%	3%	(3%)	5%
STORES AND ASSOCIATES AT END OF YEAR
Number of stores	3,779	3,911	4,036	4,614	5,129
Selling square feet (thousands)	15,801	16,038	16,297	20,146	23,224
Number of associates	115,300	111,100	98,900	100,300	123,700

Δ	As a result of its sale on November 27, 2002, New York & Company’s (formerly Lerner New York) operating results have been reflected as discontinued operations. Accordingly, New York & Company’s results are excluded for all periods presented (see Note 3 to the Consolidated Financial Statements).

♦	Includes the results of Lane Bryant through its disposition date of August 16, 2001.

«	Fifty-three-week fiscal year.

¢	In 2004, income per basic and diluted share includes accretion of $0.13 and $0.12, respectively, related to share repurchases during the year (see Note 1 to the Consolidated Financial Statements).

•	Operating income includes the effect of the following items:

1. In 2004, a $61 million non-cash charge to correct the Company’s accounting for straight-line rent and the depreciation and amortization of leasehold improvements and certain landlord allowances (see Note 1 to the Consolidated Financial Statements);

2. In 2002, a $34 million non-cash charge for vested stock awards related to the Intimate Brands, Inc. (“IBI”) recombination (see Note 4 to the Consolidated Financial Statements);

3. In 2001, a $170 million gain related to the sale of Lane Bryant;

4. In 2000, a $10 million charge to close Bath & Body Works’ nine stores in the United Kingdom.

*	In 2004, dividends per share include a special dividend of $1.23 per share (see Note 1 to the Consolidated Financial Statements).

+	In addition to the items previously discussed in•, income includes the effect of the following pretax non-operating gains:

1. In 2004, $90 million related to New York & Company and $18 million related to Galyan’s Trading Company, Inc. (“Galyan’s”) (see Note 1 and Note 3 to the Consolidated Financial Statements);

2. In 2003, $208 million related to Alliance Data Systems Corporation (“ADS”) (see Note 1 to the Consolidated Financial Statements);

3. In 2002, $6 million related to Charming Shoppes, Inc. (see Note 1 to the Consolidated Financial Statements);

4. In 2001, $62 million related to ADS and Galyan’s.

■	A store is typically included in the calculation of comparable store sales when it has been open 12 months or more and it has not had a change in selling square footage of 20% or more. Additionally, stores of a given brand are excluded if total selling square footage for the brand in the mall changes by 20% or more through the opening or closing of a second store.

MANAGEMENT’S DISCUSSION AND ANALYSIS

EXECUTIVE OVERVIEW

Limited Brands, Inc. (the “Company”) operates in the highly competitive specialty retail business. The Company sells women’s intimate apparel, personal care and beauty products, and women’s and men’s apparel through its retail stores (primarily mall-based) and direct response (catalogue and e-commerce) businesses.

STRATEGY

During 2004, the Company focused on its core intimate apparel, personal care and beauty, and apparel brands as it continues its transformation from a multi-divisional apparel retailer to a high-value branded consumer packaged goods company. The Company also continued to focus on shareholder value, returning $3.8 billion to shareholders through share repurchases and dividends and increasing its quarterly dividend by 25% to $0.15 per share at the end of the year.

The Company is accelerating growth in its intimate apparel, personal care and beauty brands, while at the same time repositioning its apparel brands as full-priced businesses with disciplined promotional strategies. The Company is increasing its product innovation activity to support accelerated growth in future periods and intends to use its control of its channels of distribution to quickly transform new ideas into profitable growth. After a disappointing apparel performance in 2004, the Company has focused on improving the apparel brands’ product assortments to ensure better fashion and more attractive price points.

To support this strategic focus, the Company continues to emphasize brands, talent and capability.

Brands

The Company’s focus on innovation and speed to market provides the foundation for growth. The Company’s enterprise-wide “creative team” has accelerated the transformation of ideas into new products, such as the Tutti Dolci product line at Bath & Body Works, while continuing to develop extensions of existing product lines to drive repeat purchases, most notably the expansion of the Henri Bendel Home Fragrance product line. In addition, the Company began testing two new standalone brand concepts during the year: C.O. Bigelow, focusing on upscale body care, face care, fragrances and beauty products; and Henri Bendel, bringing the brand’s iconic New York heritage to personal care, beauty and lingerie. The Company also continued to see growth in new product introductions from prior years, most notably the Editor Pant at Express and the PINK sub-brand at Victoria’s Secret, which has potential as a standalone brand concept.

Talent

One of the Company’s key imperatives is to attract, develop and retain talent on a continuing basis. This talent pool is critical to the Company’s ability to implement the strategies that are essential to its continued growth. Accordingly, the talent initiative continues to be a major focus of the Company and involves identifying and building the capabilities required to manage the business today and just as importantly, to manage the business in the future. The Company continued to expand its talent pool during the year, most notably through the addition of three key members to its executive team in January 2005. Jay Margolis, who has extensive experience with fashion businesses, has been hired to lead our apparel businesses and to assist in returning these brands to growing, profitable businesses. Martyn Redgrave, who has been responsible for acquisitions, joint ventures and transactions for other major corporations and has led significant enterprise level business transformations, will serve as the Company’s new Chief Administrative Officer, bringing an enhanced level of stability and experience to the Company. Deborah Fine, who has significant experience in the development of new brands and businesses, will be responsible for leading the Company’s efforts to develop the PINK sub-brand into a full lifestyle brand.

Capability

During the year, the Company accelerated its pursuit of enhanced capabilities, focusing on a number of strategic initiatives that will support future growth and provide returns to shareholders.

Disparate financial systems across the Company are being consolidated and will be supported by a new shared services center. Other operational systems, including the demand chain, merchandise planning and allocation, and customer information systems are also being redesigned. These changes are expected to improve operational efficiencies, allowing brands and corporate functions to spend more time on their strategic activities. In addition, new systems will enable increased speed to market, enhance the Company’s ability to deliver customer-centric store assortments, and improve the Company’s in-store capabilities.

In addition, the Company is developing plans to expand its direct response capabilities beyond Victoria’s Secret to Bath & Body Works and Express, providing an important new channel for growth at these brands.

Limited Brands 2004 Annual Report	30

2004 RESULTS

The Company’s operating results are generally impacted by changes in the overall U.S. economy, and therefore, management monitors the retail environment using, among other things, certain key industry performance indicators such as the University of Michigan Consumer Sentiment Index (which measures consumers’ views on the future course of the U.S. economy), the National Retail Traffic Index (which measures traffic levels in approximately 190 malls nationwide) and National Retail Sales (which reflects sales volumes of 5,000 businesses as measured by the U.S. Census Bureau). These indices provide insight into consumer spending patterns and shopping behavior in the current retail environment and assist management in assessing the Company’s performance as well as the potential impact of industry trends on its future operating results. Generally, the trends, as measured by these indicators, were positive for the Company in 2004.

For the year, the Company had generally good performance, with operating income up 24% through the third quarter. Fourth quarter results were mixed, with operating income down 2% driven by a poor fashion assortment primarily at Express. In addition, the Company, in consultation with its independent auditors, recorded a $61 million one-time charge in the fourth quarter to correct its accounting for straight-line rent and the depreciation and amortization of leasehold improvements and certain landlord allowances. These corrections do not impact the Company’s historical or future cash flows or the timing of lease related payments. The impact on the Company’s historical years’ net income, earnings per share and shareholders’ equity is immaterial. See the “Lease Related Accounting” section and Note 1 to the Consolidated Financial Statements for further discussion.

The following summarized financial data compares reported 2004 sales and operating income results to the comparable periods for 2003 and 2002:

				% CHANGE
NET SALES (millions)	2004	2003	2002	2004-03	2003-02
Victoria’s Secret Stores	$3,113	$2,822	$2,647	10%	7%
Victoria’s Secret Direct	1,119	995	939	12%	6%

Total Victoria’s Secret	4,232	3,817	3,586	11%	6%
Bath & Body Works	2,169	1,934	1,781	12%	9%
Express	1,913	2,071	2,073	(8%)	0%
Limited Stores	577	626	638	(8%)	(2%)

Total apparel businesses	2,490	2,697	2,711	(8%)	(1%)
Other •	517	486	367	6%	32%

Total net sales	$9,408	$8,934	$8,445	5%	6%

OPERATING INCOME (millions)
Victoria’s Secret	$799	$711	$614	12%	16%
Bath & Body Works	400	355	300	13%	18%
Apparel	16	91	115	(82%)	(21%)
Other •	(188)	(194)	(157)	3%	(24%)

Subtotal	1,027	963	872	7%	10%
Special item Δ	—	—	(34)	nm	nm

Total operating income	$1,027	$963	$838	7%	15%

•	Other includes Corporate, Mast and Henri Bendel.

Δ	In 2002, the special item represents a $34 million non-cash charge for vested stock awards related to the IBI recombination.

nm	not meaningful

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following summarized financial data compares reported 2004 results to the comparable periods for 2003 and 2002:

COMPARABLE STORE SALES	2004	2003	2002
Victoria’s Secret	9%	4%	6%

Bath & Body Works	12%	8%	(3%)

Express	(8%)	0%	2%
Limited Stores	(5%)	0%	7%

Total apparel businesses	(7%)	0%	3%
Henri Bendel	9%	8%	7%

Total comparable store sales	4%	4%	3%

					% CHANGE
STORE DATA		2004	2003	2002	2004-03	2003-02
Sales per average selling square foot	Victoria’s Secret	$648	$600	$581	8%	3%
	Bath & Body Works	$611	$544	$507	12%	7%
	Apparel	$331	$342	$331	(3%)	3%

Sales per average store (thousands)	Victoria’s Secret	$3,097	$2,789	$2,626	11%	6%
	Bath & Body Works	$1,367	$1,193	$1,095	15%	9%
	Apparel	$1,989	$2,013	$1,898	(1%)	6%

Average store size (selling square feet)	Victoria’s Secret	4,863	4,693	4,599	4%	2%
	Bath & Body Works	2,266	2,208	2,177	3%	1%
	Apparel	6,081	5,957	5,811	2%	3%

Selling square feet (thousands)	Victoria’s Secret	4,868	4,735	4,663	3%	2%
	Bath & Body Works	3,556	3,542	3,568	0%	(1%)
	Apparel	7,340	7,726	8,031	(5%)	(4%)

	VICTORIA’S SECRET			BATH & BODY WORKS			APPAREL
NUMBER OF STORES Δ	2004	2003	2002	2004	2003	2002	2004	2003	2002
Beginning of year	1,009	1,014	1,002	1,604	1,639	1,615	1,297	1,382	1,474
Opened	13	10	33	10	6	51	15	8	22
Closed	(21)	(15)	(21)	(45)	(41)	(27)	(105)	(93)	(114)

End of year	1,001	1,009	1,014	1,569	1,604	1,639	1,207	1,297	1,382

Δ	Excludes Henri Bendel store locations (2 in 2004 and 1 in 2003 and 2002).

Limited Brands 2004 Annual Report	32

NET SALES	FOURTH QUARTER

The change in net sales for the fourth quarter of 2004 compared to 2003 was as follows:

NET SALES FOURTH QUARTER 2004 VS 2003 (millions) Increase (decrease)	VICTORIA’S SECRET	BATH & BODY WORKS	APPAREL	OTHER	TOTAL
2003 Net sales	$1,363	$900	$829	$139	$3,231
Comparable store sales	46	96	(98)	—	44
Sales associated with new, closed and non-comparable remodeled stores, net	26	10	(18)	—	18
Victoria’s Secret Direct	35	—	—	—	35

2004 Net sales	$1,470	$1,006	$713	$139	$3,328

2004 COMPARED TO 2003

At Victoria’s Secret, the 5% increase in comparable store sales was primarily driven by the new PINK sub-brand, and by continued growth in the bra category and the Beauty business, partially offset by declines in casual sleepwear. Sales increases in the bra category were driven by new introductions in the Very Sexy and Body by Victoria product lines. Growth in the Beauty business was primarily driven by the continued success of the Very Sexy for Her 2 fragrance, the recent introduction of the Basic Instinct fragrance and from an expanded color and hair care product offering. The 11% increase in net sales at Victoria’s Secret Direct was driven by growth in almost all product categories, including woven separates, bras, knit tops and beauty and cosmetics.

At Bath & Body Works, the 12% increase in comparable store sales was driven by sales growth in the home fragrance and anti-bac product lines, as well as the successful launch of the Tutti Dolci product line. Sales increases were also supported by an increase in purchase-with-purchase promotions, as well as a one-week extension of the semi-annual sale.

At the apparel businesses, the 14% decrease in comparable store sales primarily resulted from significant declines at Express. Express continues to focus on repositioning the brand as a full-priced business, but the Fall season assortment did not meet the preferences of the Company’s customers both in terms of fashion selection and price points, resulting in significant declines in women’s casual clothing, particularly knit tops and denim, and in declines in men’s sweaters and denim. These decreases were partially offset by increases in women’s wear-to-work pants, driven by the continued success of the Editor pant. At Limited Stores, the 5% decrease in comparable store sales was primarily driven by significant declines in sweaters and knit tops.

The change in net sales for the fourth quarter of 2003 compared to 2002 was as follows:

NET SALES FOURTH QUARTER 2003 VS 2002 (millions) Increase (decrease)	VICTORIA’S SECRET	BATH & BODY WORKS	APPAREL	OTHER	TOTAL
2002 Net sales	$1,282	$777	$806	$101	$2,966
Comparable store sales	39	119	28	—	186
Sales associated with new, closed and non-comparable remodeled stores, net	14	4	(5)	—	13
Victoria’s Secret Direct	28	—	—	—	28
Mast third-party sales and other	—	—	—	38	38

2003 Net sales	$1,363	$900	$829	$139	$3,231

MANAGEMENT’S DISCUSSION AND ANALYSIS

2003 COMPARED TO 2002

At Victoria’s Secret, the 4% increase in comparable store sales was driven by growth in the bra category, specifically the Angels and Very Sexy sub-brands, and the Beauty business driven by holiday gift sets, the launch of the Breathless fragrance and the promotion of the Garden product line. The 9% increase in net sales at Victoria’s Secret Direct was driven by growth in the clothing category, particularly sweaters, outerwear and shoes.

At Bath & Body Works, the 16% increase in comparable store sales was primarily due to an improved holiday assortment and a larger post-Christmas semi-annual sale, with significant growth in the home fragrance and anti-bac categories as well as gift sets. The introduction of the Pure Simplicity product line also contributed to the improvement.

At the apparel businesses, the 4% increase in comparable store sales at Express was driven by growth in knit tops, woven pants and sweaters in the Women’s business and woven shirts in the Men’s business, partially offset by declines in the lingerie category. Comparable store sales at Limited Stores increased 5% driven primarily by sales growth in sweaters and casual pants, partially offset by the exit of the accessory category and declines in woven tops.

The net sales increase at Mast was primarily driven by sales to New York & Company (formerly Lerner New York), which became a third-party customer upon its disposition in November 2002.

NET SALES	FULL YEAR

The change in net sales for 2004 compared to 2003 was as follows:

NET SALES 2004 VS 2003 (millions) Increase (decrease)	VICTORIA’S SECRET	BATH & BODY WORKS	APPAREL	OTHER	TOTAL
2003 Net sales	$3,817	$1,934	$2,697	$486	$8,934
Comparable store sales	229	218	(157)	—	290
Sales associated with new, closed and non-comparable remodeled stores, net	62	17	(50)	—	29
Victoria’s Secret Direct	124	—	—	—	124
Mast third-party sales and other	—	—	—	31	31

2004 Net sales	$4,232	$2,169	$2,490	$517	$9,408

2004 COMPARED TO 2003

At Victoria’s Secret, the 9% increase in comparable store sales was primarily driven by incremental sales from the July 2004 national launch of the PINK sub-brand, by continued growth in the bra category and by the success of the Very Sexy for Her 2 and Basic Instinct fragrances at the Beauty business, partially offset by declines in casual sleepwear. The 12% increase in net sales at Victoria’s Secret Direct was driven by growth in swimwear, woven separates, bras and knit tops.

At Bath & Body Works, the 12% increase in comparable store sales was primarily driven by continued sales growth in the home fragrance, anti-bac and Daily Beauty Rituals product lines, as well as the successful launch of the Tutti Dolci product line. Sales increases were also supported by successful semi-annual sales during both the Spring and Fall seasons.

At the apparel businesses, the 8% decrease in comparable store sales at Express was driven by significant declines in almost all of the women’s categories, primarily related to the poor performance of the Fall season product assortment discussed previously. These declines were partially offset by increases in the women’s wear-to-work category, particularly the Editor pant. At Limited Stores, the 5% decrease in comparable store sales was primarily driven by declines in sweaters and knit tops and by the exit of the dress category, partially offset by increases in pants and woven tops.

Limited Brands 2004 Annual Report	34

The change in net sales for 2003 compared to 2002 was as follows:

NET SALES 2003 vs 2002 (millions) Increase (decrease)	VICTORIA’S SECRET	BATH & BODY WORKS	APPAREL	OTHER	TOTAL
2002 Net sales	$3,586	$1,781	$2,711	$367	$8,445
Comparable store sales	103	135	3	—	241
Sales associated with new, closed and non-comparable remodeled stores, net	72	18	(17)	—	73
Victoria’s Secret Direct	56	—	—	—	56
Mast third-party sales and other	—	—	—	119	119

2003 Net sales	$3,817	$1,934	$2,697	$486	$8,934

2003 COMPARED TO 2002

At Victoria’s Secret, the 4% increase in comparable store sales was primarily driven by growth in the bra and panty categories, the PINK sub-brand and the Beauty business, partially offset by declines in sleepwear. The 6% increase in net sales at Victoria’s Secret Direct was driven by sales increases in the clothing, accessory and panty categories.

At Bath & Body Works, the 8% increase in comparable store sales was primarily driven by the home fragrance category, the True Blue Spa product line and gift sets. The introduction of the Pure Simplicity product line also contributed to the improvement.

At the apparel businesses, the slight decrease in net sales was driven by the net decrease in sales associated with closed, new and non-comparable remodeled stores of $17 million. Comparable store sales were flat for the year at both Express and Limited Stores. In addition, the Company changed the promotional cadence at the apparel businesses, shifting from store-wide percentage-off direct mail and coupon activity to key item promotions and quarterly clearance sales.

The net sales increase at Mast was primarily driven by sales to New York & Company, which became a third-party customer upon its disposition in November 2002.

GROSS INCOME	FOURTH QUARTER

2004 COMPARED TO 2003

For the fourth quarter of 2004, the gross income rate (expressed as a percentage of net sales) decreased to 38.8% from 41.5% in 2003, as the previously discussed fourth quarter 2004 lease related accounting charge drove an increase in the buying and occupancy rate across the enterprise.

At Victoria’s Secret, the gross income rate decreased due to the buying and occupancy expense rate increase, partially offset by an increase in the merchandise margin rate. The increase in the merchandise margin rate was driven by lower markdowns in the sleepwear and panty categories, partially offset by lower margins at the Beauty business, which were driven by incremental sales from the expansion of the lower margin hair care and color product lines. Excluding the impact of the lease related accounting charge, buying and occupancy expense was leveraged on a 5% increase in comparable store sales.

At Bath & Body Works, the gross income rate decreased due to a decrease in the merchandise margin rate and an increase in the buying and occupancy expense rate. The decrease in the merchandise margin rate is primarily the result of an increase in markdowns to clear gift set inventories and an increase in purchase-with-purchase promotions. In addition, a change in product mix from higher margin Daily Beauty Rituals products to lower margin home fragrance products contributed to the rate decline. Excluding the impact of the lease related accounting charge, buying and occupancy expense was leveraged on a 12% increase in comparable store sales.

MANAGEMENT’S DISCUSSION AND ANALYSIS

At the apparel businesses, the gross income rate decreased from last year due to a decrease in the merchandise margin rate and an increase in the buying and occupancy expense rate at both Express and Limited Stores. The decrease in the merchandise margin rate was driven by higher markdowns for all significant product categories to clear slow-moving inventories related to the poor performance of the Fall product assortment discussed previously. The increase in the buying and occupancy expense rate resulted from the fourth quarter 2004 lease related accounting charge and the inability to leverage expenses due to a 14% decline in comparable store sales.

2003 COMPARED TO 2002

For the fourth quarter of 2003, the gross income rate decreased to 41.5% from 41.6% in 2002. The rate decrease was primarily driven by declines at Bath & Body Works and Victoria’s Secret, partially offset by improvement at the apparel businesses. The decrease in the gross income rate at Victoria’s Secret was primarily the result of a decrease in the merchandise margin rate driven by higher markdowns particularly in the sleepwear and panty categories.

At Bath & Body Works, the gross income rate decreased due to a decline in the merchandise margin rate partially offset by a decrease in the buying and occupancy expense rate. The decrease in the merchandise margin rate is primarily the result of higher markdowns resulting from a larger semi-annual sale compared to 2002, as well as a shift in product mix to lower margin gift sets and home fragrance products. The decrease in the buying and occupancy expense rate was driven by expense leverage achieved on a comparable store sales increase of 16%.

At the apparel businesses, the gross income rate increased compared to 2002 due to a decrease in the buying and occupancy expense rate and an increase in the merchandise margin rate. The decrease in the buying and occupancy expense rate resulted from the ability to leverage expenses on a comparable store sales increase of 4%. The increase in the merchandise margin rate was primarily driven by lower markdowns.

GROSS INCOME	FULL YEAR

2004 COMPARED TO 2003

In 2004, the gross income rate declined to 35.9% from 36.4% as a result of the fourth quarter lease related accounting charge previously discussed and merchandise margin declines at Bath & Body Works and the apparel businesses.

At Victoria’s Secret, the gross income rate was flat as an increase in the merchandise margin rate was offset by an increase in the buying and occupancy expense rate related to the fourth quarter lease related accounting charge discussed previously. The increase in the merchandise margin rate was driven by lower markdowns in the sleepwear and panty categories, an increase in margins for the bra category, and improved performance for almost all categories at Victoria’s Secret Direct, including swimwear, woven separates, knit tops, bras, shoes and accessories. These increases were partially offset by lower margins at the Beauty business, which were driven by incremental sales from the expansion of the lower margin hair care and color product lines.

At Bath & Body Works, the gross income rate decreased due to a decline in the merchandise margin rate partially offset by a decrease in the buying and occupancy expense rate. The decrease in the merchandise margin rate was primarily driven by the fourth quarter results previously described. The decrease in the buying and occupancy expense rate resulted from leverage achieved on a comparable store sales increase of 12%, partially offset by the fourth quarter lease related accounting charge discussed previously.

At the apparel businesses, the gross income rate decreased over last year due to a decline in the merchandise margin rate and an increase in the buying and occupancy expense rate, both of which were driven by the fourth quarter results discussed previously.

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

Limited Brands 2004 Annual Report	36

At Bath & Body Works, the gross income rate increased slightly as the decrease in the buying and occupancy expense rate resulting from leverage on a comparable store sales increase of 8% was partially offset by higher markdowns, particularly in the fourth quarter as previously described.

At Express, the gross income rate decreased primarily due to higher promotional activity and markdowns related to a weak assortment, and the inability to leverage buying and occupancy expenses on comparable store sales that were flat to 2002. The decrease in the gross income rate at Mast was driven primarily by a decrease in joint venture income resulting from the sale of certain joint ventures and transition costs associated with the home office relocation to Columbus, Ohio from Andover, Massachusetts.

GENERAL, ADMINISTRATIVE AND STORE OPERATING EXPENSES	FOURTH QUARTER

2004 COMPARED TO 2003

For the fourth quarter of 2004, the general, administrative and store operating expense rate (expressed as a percentage of net sales) improved to 19.9% from 21.7% last year, primarily driven by an improvement at Bath & Body Works, the apparel brands and corporate functions. The improvement was due to the ability to leverage store selling expenses at Bath & Body Works, Express and Limited Stores, and by decreases in marketing and incentive compensation expenses across the Company. This improvement was partially offset by increased spending on technology and process initiatives.

2003 COMPARED TO 2002

For the fourth quarter of 2003, the general, administrative and store operating expense rate decreased to 21.7% from 21.8% in 2002. Decreases in the general, administrative and store operating expense rate at Bath & Body Works and Victoria’s Secret, driven by the ability to leverage expenses on comparable store sales increases of 16% and 4%, respectively, were substantially offset by an overall increase in incentive compensation and an accrual for litigation.

GENERAL, ADMINISTRATIVE AND STORE OPERATING EXPENSES	FULL YEAR

2004 COMPARED TO 2003

In 2004, the general, administrative and store operating expense rate improved to 25.0% from 25.6% in 2003. This improvement was driven by the ability to leverage store selling expenses across all retail segments, partially offset by increased spending on technology and process initiatives.

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

SPECIAL ITEM

During the first quarter of 2002, in connection with the acquisition of the Intimate Brands, Inc. (“IBI”) minority interest (see Note 2 to the Consolidated Financial Statements), vested IBI stock options and restricted stock were exchanged for Limited Brands stock awards with substantially similar terms. In accordance with Emerging Issues Task Force Issue No. 00-23, “Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44,” the exchange was accounted for as a modification of a stock-based compensation arrangement. As a result, the Company recorded a pretax, non-cash charge of $34 million in the first quarter of 2002.

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTEREST EXPENSE

The average daily borrowings and average borrowing rates for the fourth quarters and years ended January 29, 2005, January 31, 2004 and February 1, 2003 were as follows:

FOURTH QUARTER (millions)	2004	2003	2002
Average daily borrowings	$1,474	$650	$451
Average borrowing rate	5.6%	6.6%	7.0%

YEAR (millions)
Average daily borrowings	$863	$675	$342
Average borrowing rate	6.1%	6.6%	7.4%

In 2004, the Company incurred interest expense of $21 million and $58 million for the fourth quarter and the year, respectively, compared to $12 million and $62 million for the same periods in 2003. The increase for the fourth quarter is primarily due to additional debt issued in conjunction with the Company’s $2 billion tender offer and $500 million special dividend in December 2004. The decrease for the year relates to $13 million of expense in 2003 associated with the early retirement of the Company’s $250 million 7.5% debentures due in 2023, partially offset by an increase in average borrowings.

In 2003, the Company incurred interest expense of $12 million and $62 million for the fourth quarter and the year, respectively, compared to $8 million and $30 million for the same periods in 2002. The increases were primarily due to an increase in average daily borrowings, partially offset by a decrease in average borrowing rates. In addition, interest expense in 2003 included $13 million associated with the retirement of the Company’s $250 million 7.5% debentures due in 2023, which included the payment of a call premium and the write-off of unamortized discounts and fees.

INTEREST INCOME

In 2004, interest income decreased to $7 million and $30 million for the fourth quarter and the year, respectively, compared to $9 million and $63 million for the same periods in 2003. The decrease in the fourth quarter is primarily due to a decrease in average invested cash balances, partially offset by an increase in average effective interest rates. The decrease for the year primarily relates to an interest refund of $30 million received in 2003 related to a tax settlement (see Note 9 to the Consolidated Financial Statements).

In 2003, interest income was $9 million and $63 million for the fourth quarter and the year, respectively, compared to $9 million and $29 million for the same periods in 2002. The full year increase primarily relates to the $30 million interest refund from the fourth quarter tax settlement discussed previously.

OTHER INCOME (LOSS)

In 2004, other income (loss) increased to $4 million and $99 million for the fourth quarter and the year, respectively, compared to ($4) million and ($6) million for the same periods in 2003. The fourth quarter increase primarily relates to losses from unconsolidated entities in 2003. The full year increase primarily relates to gains of $90 million related to the early collection of the New York & Company note receivable, New York & Company’s purchase of its warrants held by the Company and additional proceeds from the New York & Company initial public offering (see Note 3 to the Consolidated Financial Statements).

Limited Brands 2004 Annual Report	38

GAINS ON INVESTEES’ STOCK

During the second quarter of 2004, the Company sold its remaining ownership interest in Galyan’s Trading Company, Inc. (“Galyan’s”) for $65 million, resulting in a pretax gain of $18 million. Prior to the sale of Galyan’s shares, the Company accounted for its investment using the equity method.

During the first quarter of 2003, the Company sold approximately one-half of its ownership interest in Alliance Data Systems Corporation (“ADS”) for $131 million resulting in a pretax gain of $80 million. During the third quarter of 2003, the Company sold its remaining ownership interest in ADS for $193 million resulting in a pretax gain of $128 million. Prior to these sales of ADS shares, the Company accounted for its investment using the equity method.

During the third quarter of 2002, the Company recognized a pretax gain of $6 million resulting from the sale of its Charming Shoppes, Inc. common stock for $65 million. The stock was received in connection with the Company’s sale of Lane Bryant during the third quarter of 2001.

ADJUSTED DATA

Adjusted income information provides non-GAAP financial measures and gives effect to certain significant transactions and events that impact the comparability of the Company’s results in 2004, 2003 and 2002. Specifically, certain non-operating items and the IBI recombination do not relate to the core performance of the Company’s business. Accordingly, to improve comparability, the following table adjusts net income for such transactions and events in determining the adjusted results, and reconciles the adjusted results to net income reported in accordance with U.S. generally accepted accounting principles.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS

ADJUSTED INCOME INFORMATION (millions except per share amounts)

	2004			2003			2002
	REPORTED	ADJUSTMENTS	ADJUSTED	REPORTED	ADJUSTMENTS	ADJUSTED	REPORTED	ADJUSTMENTS	ADJUSTED
Net sales	$9,408	—	$9,408	$8,934	—	$8,934	$8,445	—	$8,445

Gross income	3,378	—	3,378	3,251	—	3,251	3,094	—	3,094
General, administrative and store operating expenses	(2,351)		(2,351)	(2,288)	—	(2,288)	(2,222)	—	(2,222)
Special item	—	—	—	—	—	—	(34)	Δ$34	—

Operating income	1,027	—	1,027	963	—	963	838	34	872
Interest expense	(58)	—	(58)	(62)	—	(62)	(30)	—	(30)
Interest income	30	—	30	63	—	63	29	*6	35
Other income (loss)	99	■($90)	9	(6)	—	(6)	—	—	—
Minority interest	—	—	—	—	—	—	(6)	♦6	—
Gains on investees’ stock	18	•(18)	—	208	•($208)	—	6	•(6)	—

Income from continuing operations before income taxes	1,116	(108)	1,008	1,166	(208)	958	837	40	877
Provision for income taxes	411	(40)	371	449	(75)	374	341	8	349

Income from continuing operations	705	(68)	637	717	(133)	584	496	32	528
Income from discontinued operations (including loss on disposal of $4 million in 2002), net of tax	—	—	—	—	—	—	6	*(6)	—

Net income	$705	($68)	$637	$717	($133)	$584	$502	$26	$528
Income per diluted share:
Continuing operations	$1.47		$1.33	$1.36		$1.11	$0.95		$0.99
Discontinued operations	—		—	—		—	0.01		—

Net income per diluted share	$1.47		$1.33	$1.36		$1.11	$0.96		$0.99
Weighted average shares outstanding	479		479	526		526	522	♦11	533

■	In 2004, the Company recognized a $45 million gain resulting from the early collection of a long-term note receivable and the sale of New York & Company warrants held by the Company and a $45 million gain resulting from the initial public offering of New York & Company (see Note 3 to the Consolidated Financial Statements).

•	The gains on investees’ stock were as follows (see Note 1 to the Consolidated Financial Statements):

1. In 2004, $18 million resulting from the sale of the Company’s remaining ownership interest in Galyan’s;

2. In 2003, $208 million resulting from the sale of the Company’s investment in ADS;

3. In 2002, $6 million resulting from the sale of Charming Shoppes, Inc. common stock.

Δ	In 2002, the special item represents a $34 million non-cash charge for vested stock awards related to the IBI recombination (see Note 4 to the Consolidated Financial Statements).

*	As a result of its sale on November 27, 2002, New York & Company results have been reflected in discontinued operations and were excluded in determining adjusted results for 2002. In addition, the adjusted results reflect the addition of interest income (at 10% per annum) which would have been earned on the $75 million note received from New York & Company in connection with the sale (see Note 3 to the Consolidated Financial Statements).

♦	On March 21, 2002, the Company completed a tender offer and merger that resulted in the acquisition of the IBI minority interest. The adjusted results: (1) eliminate the minority interest in earnings of IBI and (2) increase total weighted average Class A common stock outstanding, using the exchange rate of 1.1 shares of Limited Brands common stock for each share of IBI Class A common stock (see Note 2 to the Consolidated Financial Statements).

LIQUIDITY AND CAPITAL RESOURCES

Cash generated from operating activities provides the primary resources to support current operations, projected growth, seasonal funding requirements and capital expenditures. In addition, the Company has funds available from an unsecured revolving credit facility as well as a commercial paper program which is backed by the credit facility. The Company has not issued commercial paper or drawn on its credit facility during the three years ended January 29, 2005. However, changes in consumer spending patterns, consumer preferences and overall economic conditions could impact the availability of future operating cash flows.

A summary of the Company’s working capital position and capitalization as of January 29, 2005, January 31, 2004 and February 1, 2003 was as follows:

WORKING CAPITAL POSITION AND CAPITALIZATION (millions)	2004	2003	2002
Cash provided by operating activities	$933	$1,063	$795
Working capital	$1,233	$3,045	$2,347
Capitalization:
Long-term debt	$1,646	$648	$547
Shareholders’ equity	2,335	5,266	4,860

Total capitalization	$3,981	$5,914	$5,407
Additional amounts available under long-term credit agreements	$1,000	$1,250	$1,250

The Company considers the following to be relevant measures of liquidity and capital resources:

LIQUIDITY AND CAPITAL RESOURCES	2004	2003	2002
Debt-to-equity ratio (long-term debt divided by shareholders’ equity)	70%	12%	11%
Debt-to-capitalization ratio (long-term debt divided by total capitalization)	41%	11%	10%
Cash flow to capital investment (net cash provided by operating activities divided by capital expenditures)	216%	363%	260%

The Company’s operations are seasonal in nature and consist of two principal selling seasons: Spring (the first and second quarters) and Fall (the third and fourth quarters). The fourth quarter, including the holiday period, accounted for approximately one-third of net sales in 2004, 2003 and 2002. Accordingly, cash requirements are highest in the third quarter as the Company’s inventory builds in anticipation of the holiday period, which generates a substantial portion of the Company’s operating cash flow for the year.

OPERATING ACTIVITIES

In 2004, the decrease in net cash provided by operating activities was primarily driven by an increase in inventory and a decrease in income taxes payable, partially offset by an increase in accounts payable and accrued expenses. At year-end 2004, inventory levels and accounts payable were higher to support new product launches at Bath & Body Works and Victoria’s Secret. The decrease in income taxes payable resulted from an increase in tax payments compared to 2003. The increase in accrued expenses resulted from an increase in deferred revenue related to gift card sales.

In 2003, the increase in net cash provided by operating activities was primarily driven by a decrease in inventory and an increase in income taxes payable. In 2003, inventory levels were reduced as a result of successful end-of-season clearance sales at all brands resulting in an overall decrease in inventory per selling square foot of 2% at January 31, 2004. The increase in income taxes payable in 2003 is primarily due to an increase in fourth quarter pretax income compared to 2002.

MANAGEMENT’S DISCUSSION AND ANALYSIS

INVESTING ACTIVITIES

In 2004, investing activities primarily included $431 million in capital expenditures (see “Capital Expenditures” section) and a $27 million investment in a personal care products business. These cash outflows were partially offset by cash proceeds of $141 million from the early collection of a New York & Company long-term note receivable and the sale of New York & Company warrants held by the Company, $65 million from the sale of the Company’s remaining ownership interest in Galyan’s and $25 million related to non-operating real estate investments.

In 2003, investing activities primarily included cash proceeds of $324 million from the sale of the Company’s investment in ADS, partially offset by $293 million in capital expenditures.

In 2002, investing activities included $306 million in capital expenditures and cash inflows of $79 million from the sale of New York & Company, $65 million from the sale of Charming Shoppes, Inc. common stock, $34 million from the sale of joint ventures, $18 million related to non-operating real estate investments and $30 million primarily related to the collection of a long-term note receivable.

FINANCING ACTIVITIES

In 2004, the Company repurchased 125 million shares of common stock for $3.1 billion, at an average price of $24.92 per share. Specifically, the Company repurchased (1) 69.0 million shares of common stock for $2 billion through the Company’s modified Dutch Auction tender offer in December 2004, (2) 50.6 million shares of common stock for $1 billion through the Company’s modified Dutch Auction tender offer in April 2004 and (3) 5.8 million shares of common stock for $115 million related to the Company’s share repurchase programs. Financing activities also included dividend payments of $500 million for the Company’s fourth quarter special dividend, and $0.48 per share or $224 million for the Company’s quarterly dividends. These uses of cash were partially offset by (1) $498 million in net proceeds related to the issuance of the Company’s $500 million 5.25% notes due 2014, (2) $500 million in proceeds related to the Company’s term loan agreement (the “Term Loan”) that became effective in November 2004 and (3) $166 million in proceeds primarily from the exercise of stock options.

In 2003, financing activities included the redemption of $250 million in debentures, dividend payments of $0.40 per share or $208 million and the repurchase of 9.9 million shares of common stock for $150 million, partially offset by the issuance of $350 million in long-term debt.

In 2002, financing activities included $300 million in proceeds from the issuance of long-term debt and $55 million in proceeds primarily from the exercise of stock options, offset by the repayment of $150 million of long-term debt and dividend payments of $0.30 per share or $150 million.

The Company has available a $1 billion unsecured revolving credit facility (the “Facility”), none of which was used as of January 29, 2005. The Facility is available to support the Company’s commercial paper and letter of credit programs, which may be used from time to time to fund working capital and other general corporate requirements. Borrowings outstanding under the Facility, if any, are due in November 2009. Fees payable under the Facility are based on the Company’s long-term credit ratings, and are currently 0.15% of the committed amount per year.

The Facility and the Term Loan have several interest rate options, which are based in part on the Company’s long-term credit ratings. The interest rate on the Term Loan was 3.39% at January 29, 2005. These agreements also require the Company to maintain certain specified fixed charge and debt-to-earnings ratios and prohibit certain types of liens on property or assets. The Company was in compliance with the covenant requirements as of January 29, 2005.

The principal amount outstanding under the Term Loan is due in quarterly installments of $25 million from March 2007 to December 2008 and $75 million from March 2009 to December 2009. The Company continually evaluates its capital needs, financial condition, operating strategies and possible uses of its cash. Accordingly, on February 24, 2005, the Company’s Board of Directors authorized the repurchase of up to $100 million of the Company’s outstanding common stock. Through March 23, 2005, 1.1 million shares have been repurchased under this program for $26.8 million, at an average price of $24.36 per share.

In addition, on February 24, 2005, the Company announced that its quarterly dividend will increase 25% to $0.15 per share from $0.12 per share in 2004.

Limited Brands 2004 Annual Report	42

STORES AND SELLING SQUARE FEET

A summary of stores and selling square feet by business follows:

		END OF YEAR			CHANGE
		Δ PLAN 2005	2004	2003	2005 VS. 2004	2004 VS. 2003
Victoria’s Secret Stores	Stores	995	1,001	1,009	(6)	(8)
	Selling square feet	4,956,000	4,868,000	4,735,000	88,000	133,000
Bath & Body Works	Stores	1,541	1,569	1,604	(28)	(35)
	Selling square feet	3,532,000	3,556,000	3,542,000	(24,000)	14,000
Express Women’s	Stores	402	468	562	(66)	(94)
	Selling square feet	2,480,000	2,888,000	3,503,000	(408,000)	(615,000)
Express Men’s	Stores	168	223	290	(55)	(67)
	Selling square feet	685,000	904,000	1,179,000	(219,000)	(275,000)
Express Dual Gender	Stores	245	193	104	52	89
	Selling square feet	1,954,000	1,600,000	944,000	354,000	656,000

Total Express	Stores	815	884	956	(69)	(72)
	Selling square feet	5,119,000	5,392,000	5,626,000	(273,000)	(234,000)
Limited Stores	Stores	280	323	341	(43)	(18)
	Selling square feet	1,654,000	1,948,000	2,100,000	(294,000)	(152,000)

Total apparel businesses	Stores	1,095	1,207	1,297	(112)	(90)
	Selling square feet	6,773,000	7,340,000	7,726,000	(567,000)	(386,000)
Henri Bendel	Stores	2	2	1	—	1
	Selling square feet	37,000	37,000	35,000	—	2,000

Total retail businesses	Stores	3,633	3,779	3,911	(146)	(132)
	Selling square feet	15,298,000	15,801,000	16,038,000	(503,000)	(237,000)

Δ	Data for stores and selling square feet for 2005 represents the Company’s best estimate as of January 29, 2005, and is subject to the risks related to forward-looking statements outlined in the Company’s Safe Harbor Statement.

MANAGEMENT’S DISCUSSION AND ANALYSIS

CAPITAL EXPENDITURES

Capital expenditures amounted to $431 million, $293 million and $306 million for 2004, 2003 and 2002, of which $381 million, $230 million and $259 million were for new stores and for the remodeling of and improvements to existing stores. Remaining capital expenditures were primarily related to information technology.

The Company anticipates spending approximately $600 million for capital expenditures in 2005, the majority of which relates to the remodeling of and improvements to existing stores and to new financial and operational systems. The anticipated increase in capital spending in 2005 is primarily driven by an increase related to the Company’s efforts to centralize and upgrade systems and capabilities in the areas of finance, customer relationship marketing, merchandise planning and allocation, and demand chain. The Company expects that 2005 capital expenditures will be funded principally by net cash provided by operating activities.

EASTON INVESTMENT

The Company has land and other investments in Easton, a 1,300 acre planned community in Columbus, Ohio, that integrates office, hotel, retail, residential and recreational space. These investments, at cost, totaled $57 million at January 29, 2005 and $68 million at January 31, 2004.

Included in the Company’s Easton investments is an equity interest in Easton Town Center, LLC (“ETC”), an entity that owns and has developed a commercial entertainment and shopping center. The Company’s investment in ETC was $14 million at January 29, 2005 and $13 million at January 31, 2004, which the Company accounts for using the equity method. The Company has a majority financial interest in ETC, but another member that is unaffiliated with the Company is the managing member. Certain significant decisions regarding ETC require the consent of the unaffiliated members in addition to the Company.

Total assets of ETC were approximately $238 million as of January 29, 2005 and $234 million as of January 31, 2004. ETC’s principal funding source is a $210 million secured bank loan, all of which was outstanding at January 29, 2005. The loan is payable in full on January 28, 2006, with the option of two 12-month extensions if certain requirements are met. The Company has guaranteed $25 million of the principal of this loan. If ETC does not meet the debt service coverage ratio or appraised property values required by covenants in the loan agreement, the Company has the option to (1) guarantee an additional amount of the loan, (2) provide an irrevocable letter of credit on behalf of ETC, (3) make a principal payment or (4) lease additional retail space. Otherwise, the bank may call the loan under the agreement’s default provisions. The Company expects that ETC will meet the financial covenants of this loan.

CONTINGENT LIABILITIES AND CONTRACTUAL OBLIGATIONS

In connection with the disposition of certain businesses, the Company has remaining guarantees of approximately $370 million related to lease payments of Abercrombie & Fitch, Too, Inc. (formerly Limited Too), Dick’s Sporting Goods (formerly Galyan’s), Lane Bryant and New York & Company under the current terms of noncancelable leases expiring at various dates through 2015 (see Note 7 to the Consolidated Financial Statements). These guarantees include minimum rent and additional payments covering taxes, common area costs and certain other expenses, and relate to leases that commenced prior to the disposition of the businesses. In certain instances, the Company’s guarantee may remain in effect if the term of a lease is extended. The Company believes the likelihood of material liability being triggered under these guarantees, with respect to existing and extended leases, is remote. Contingent liabilities also include the $25 million guarantee related to ETC as previously discussed.

The following table includes aggregated information about the Company’s contractual obligations. These contractual obligations impact the Company’s short and long-term liquidity and capital resource needs. The table includes information about payments due under specified contractual obligations, aggregated by type of contractual obligation, including the maturity profile of the Company’s long-term debt, operating leases and other long-term liabilities as of January 29, 2005.

Limited Brands 2004 Annual Report	44

	PAYMENTS DUE BY PERIOD
CONTRACTUAL OBLIGATIONS (millions)	TOTAL	LESS THAN 1 YEAR	1–3 YEARS	4–5 YEARS	MORE THAN 5 YEARS	OTHER
Long-term debt obligations ■	$2,815	$64	$273	$559	$1,919	—
Operating lease obligationsΔ	3,253	547	919	692	1,095	—
Purchase obligations•	1,334	1,114	158	53	9	—
Other long-term liabilities *	145	—	—	—	—	$145

Total*	$7,547	$1,725	$1,350	$1,304	$3,023	$145

■	Long-term debt obligations relate to principal and interest payments for the Company’s outstanding notes, debentures and Term Loan (see Note 10 to the Consolidated Financial Statements). Interest payments have been estimated based on the coupon rate for fixed rate obligations or the variable rate in effect at January 29, 2005 for the Term Loan. Interest obligations exclude amounts which have been accrued through January 29, 2005.

Δ	Operating lease obligations primarily relate to minimum payments due under store lease agreements (see Note 7 to the Consolidated Financial Statements).

•	Purchase obligations primarily include purchase orders for merchandise inventory and other agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions.

*	Other long-term liabilities reflect future payments relating to the Company’s nonqualified supplemental retirement plan and have been reflected under “Other” as the timing of these future payments is not known until an associate leaves the Company or otherwise requests an in-service distribution (see Note 12 to the Consolidated Financial Statements).

LEASE RELATED ACCOUNTING

Like other companies in the retail industry, the Company, in consultation with its independent auditors, has concluded that its previous accounting practices related to the accounting for straight-line rent and the depreciation and amortization of leasehold improvements and certain landlord allowances were not correct. Accordingly in the fourth quarter of 2004, the Company recorded a one-time pretax charge of $61 million, which is included in cost of goods sold, buying and occupancy in the Consolidated Statements of Income, to reflect the corrections more fully described below (see Note 1 to the Consolidated Financial Statements).

Historically, the Company recognized straight-line rent expense for leases beginning on the earlier of the store opening date or lease commencement date, resulting in the exclusion of the store build-out period (“Rent Holiday”) from the period over which it amortizes its rent expense. In the fourth quarter of 2004, the Company adjusted its straight-line rent accrual for all applicable leases to reflect the recognition of rent expense over a period that includes the Rent Holiday period, resulting in cumulative additional rent expense of $31 million.

In addition, the Company had previously depreciated leasehold improvements over a period of up to 10 years, which, primarily due to store remodeling activity, resulted in certain leasehold improvements being depreciated over a period beyond the contractual lease term. In the fourth quarter of 2004, the Company adjusted the net book value of its leasehold improvements to reflect useful lives equal to the lesser of the estimated useful lives of the assets, or the contractual term of the lease, resulting in cumulative additional depreciation expense of $39 million. In addition, the Company had previously amortized certain landlord allowances beyond the contractual lease term. The Company adjusted these landlord allowances to reflect amortization over the contractual term of the lease, resulting in a cumulative reduction in rent expense of $9 million.

The Company evaluated the impact of these revised accounting practices from a quantitative and qualitative perspective. From a quantitative perspective, had the revised accounting practices been applied retroactively, reported pretax income from continuing operations would have increased by $7 million and $1 million in 2004 and 2003, respectively, and would have decreased by $2 million in 2002. Additionally, these corrections do not impact the Company’s historical or future cash flows or the timing of lease related payments. From a qualitative perspective, the retroactive application of these revised accounting practices would not have had a significant impact on earnings trends, individual segment results, earnings expectations or debt covenants or other contractual requirements. Based on this evaluation, the Company concluded that a restatement of prior period results was not required as the impact of these corrections is not material to the Company’s historical results or cashflows.

MANAGEMENT’S DISCUSSION AND ANALYSIS

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123R, “Share-Based Payment” (“SFAS No. 123R”), which replaces SFAS No. 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”) and supersedes APB Opinion No. 25. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be measured at their fair values at the date of grant and recognized as expense over the service period, which is generally the vesting period. SFAS No. 123R is effective for the first interim period beginning after June 15, 2005, which, for the Company, will be the third quarter of 2005. SFAS No. 123R provides two alternatives for adoption: (1) a “modified prospective” method in which compensation cost is recognized for all awards granted subsequent to the effective date of this statement as well as for the unvested portion of awards outstanding as of the effective date; or (2) a “modified retrospective” method which follows the approach in the “modified prospective” method, but also permits entities to restate prior periods to record compensation cost calculated under SFAS No. 123 for the pro forma disclosure. The Company has not yet determined which method of adoption it will apply.

The adoption of SFAS No. 123R is expected to have a significant impact on the Company’s results of operations, although it will have no impact on the Company’s overall financial position. The impact of adopting SFAS No. 123R cannot be accurately estimated at this time, as it will depend on the market value and the amount of share-based awards granted in future periods. However, had the Company adopted SFAS No. 123R in a prior period, the impact would approximate the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Note 1 to the Consolidated Financial Statements.

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

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management evaluates its estimates and judgments, including those related to inventories, long-lived assets and contingencies. Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. Management has discussed the development and selection of its critical accounting policies and estimates with the Audit Committee of its Board of Directors and believes the following assumptions and estimates are most significant to reporting its results of operations and financial position.

INVENTORIES

Inventories are principally valued at the lower of average cost or market, on a weighted average cost basis, using the retail method. The Company records a charge to cost of goods sold for all inventory on hand when a permanent retail price reduction is reflected in its stores. In addition, management makes estimates and judgments regarding, among other things, initial markup, markdowns, future demand and market conditions, all of which significantly impact the ending inventory valuation. Inventory valuation at the end of the first and third quarters reflects adjustments for estimated inventory markdowns for the Spring and Fall selling seasons. If actual future demand or market conditions are different than those projected by management, future period merchandise margin rates may be unfavorably or favorably affected. Other significant estimates related to inventory include shrink and obsolete and excess inventory which are also based on historical results and management’s operating projections.

Limited Brands 2004 Annual Report	46

VALUATION OF LONG-LIVED ASSETS

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When a decision has been made to dispose of property and equipment prior to the end of the previously estimated useful life, depreciation estimates are revised to reflect the use of the asset over the shortened estimated useful life. Intangible assets not subject to amortization are reviewed for impairment annually by comparing the fair value to the carrying value. Goodwill is reviewed annually for impairment by comparing each reporting unit’s carrying value to its fair value. Factors used in the valuation of long-lived assets, intangible assets and goodwill include, but are not limited to, management’s plans for future operations, brand initiatives, recent operating results and projected cash flows. If future economic conditions are different than those projected by management, impairment charges may be required.

CLAIMS AND CONTINGENCIES

The Company is subject to various claims and contingencies related to lawsuits, insurance, regulatory and other matters arising out of the normal course of business. The Company’s determination of the treatment of claims and contingencies in the Consolidated Financial Statements is based on management’s view of the expected outcome of the applicable claim or contingency. The Company consults with legal counsel on matters related to litigation and seeks input from other experts both within and outside the Company with respect to matters in the ordinary course of business. The Company accrues a liability if the likelihood of an adverse outcome is probable and the amount is estimable. If the likelihood of an adverse outcome is only reasonably possible (as opposed to probable), or if an estimate is not determinable, disclosure of a material claim or contingency is made in the Notes to the Consolidated Financial Statements.

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

REVENUE RECOGNITION

While the Company’s recognition of revenue does not involve significant judgment, revenue recognition represents an important accounting policy of the Company. The Company recognizes revenue upon customer receipt of the merchandise, which for catalogue and e-commerce revenues reflects an estimate for shipments that have not been received by the customer based on shipping terms. The Company also provides a reserve for projected merchandise returns based on prior experience.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The Company cautions that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this report or made by the Company or management of the Company involve risks and uncertainties and are subject to change based on various important factors, many of which may be beyond the Company’s control. Accordingly, the Company’s future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” “planned,” “potential” and similar expressions may identify forward-looking statements. The following factors, among others, in some cases have affected and in the future could affect the Company’s financial performance and actual results and could cause actual results for 2005 and beyond to differ materially from those expressed or implied in any forward-looking statements included in this report or otherwise made by the Company or management: changes in consumer spending patterns, consumer preferences and overall economic conditions; the potential impact of national and international security concerns on the retail environment, including any possible military action, terrorist attacks or other hostilities; our ability to service our debt, any debt we draw down under our credit facilities, and any other debt we incur, and the restrictions the agreements related to such debt impose upon us; the impact of competition and pricing; changes in weather patterns; political stability; postal rate increases and charges; paper and printing costs; risks associated with the seasonality of the retail industry; risks related to consumer acceptance of the Company’s products and the ability to develop new merchandise and enhance the Company’s brand image; the ability to retain, hire and train key personnel and management; risks associated with the possible inability of the Company’s manufacturers to deliver products in a timely manner or meet quality standards; risks associated with relying on foreign sources of production, including risks related to the disruption of imports by labor disputes; and risks associated with the possible lack of availability of suitable store locations on appropriate terms. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

CONSOLIDATED STATEMENTS OF INCOME

CONSOLIDATED STATEMENTS OF INCOME (millions except per share amounts)	2004	2003	2002
Net sales	$9,408	$8,934	$8,445
Costs of goods sold, buying and occupancy	(6,030)	(5,683)	(5,351)

Gross income	3,378	3,251	3,094
General, administrative and store operating expenses	(2,351)	(2,288)	(2,222)
Special item	—	—	(34)

Operating income	1,027	963	838
Interest expense	(58)	(62)	(30)
Interest income	30	63	29
Other income (loss)	99	(6)	—
Minority interest	—	—	(6)
Gains on investees’ stock	18	208	6

Income from continuing operations before income taxes	1,116	1,166	837
Provision for income taxes	411	449	341

Income from continuing operations	705	717	496
Income from discontinued operations
(including loss on disposal of $4 in 2002), net of tax	—	—	6

Net income	$705	$717	$502
Income per basic share:
Continuing operations	$1.50	$1.38	$0.97
Discontinued operations	—	—	0.01

Net income per basic share	$1.50	$1.38	$0.98
Income per diluted share:
Continuing operations	$1.47	$1.36	$0.95
Discontinued operations	—	—	0.01

Net income per diluted share	$1.47	$1.36	$0.96

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Limited Brands 2004 Annual Report	48

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED BALANCE SHEETS (millions except per share amounts)	JANUARY 29, 2005	JANUARY 31, 2004
ASSETS
Current assets
Cash and equivalents	$1,161	$3,130
Accounts receivable	128	112
Inventories	1,142	943
Other	253	248

Total current assets	2,684	4,433

Property and equipment, net	1,484	1,460
Goodwill	1,338	1,311
Trade names and other intangible assets, net	462	441
Other assets	121	235

Total assets	$6,089	$7,880

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$496	$428
Accrued expenses and other	726	681
Income taxes	229	279

Total current liabilities	1,451	1,388

Deferred income taxes	177	134
Long-term debt	1,646	648
Other long-term liabilities	447	444

Commitments and contingencies (see Note 7)

Minority interest	33	—

Shareholders’ equity
Preferred stock -
$1.00 par value; 10 shares authorized; none issued	—	—
Common stock -
$0.50 par value; 1,000 shares authorized; 524 shares issued in 2004 and 2003	262	262
Paid-in capital	1,649	1,674
Retained earnings	3,392	3,417
Less: treasury stock, at average cost; 117 and 6 shares in 2004 and 2003	(2,968)	(87)

Total shareholders’ equity	2,335	5,266

Total liabilities and shareholders’ equity	$6,089	$7,880

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (millions)	COMMON STOCK SHARES OUTSTANDING	COMMON STOCK PAR VALUE	PAID-IN CAPITAL	RETAINED EARNINGS	TREASURY STOCK, AT AVERAGE COST	TOTAL SHAREHOLDERS’ EQUITY
Balance, February 2, 2002	429	$216	$46	$2,552	($70)	$2,744
Net income	—	—	—	502	—	502
Cash dividends ($0.30 per share)	—	—	—	(150)	—	(150)
Acquisition of Intimate Brands, Inc. minority interest	89	44	1,587	—	—	1,631
Exchange of Intimate Brands, Inc. stock awards	—	—	59	—	—	59
Exercise of stock options and other	5	1	1	2	70	74

Balance, February 1, 2003	523	$261	$1,693	$2,906	—	$4,860
Net income	—	—	—	717	—	717
Cash dividends ($0.40 per share)	—	—	—	(208)	—	(208)
Repurchase of common stock	(10)	—	—	—	(150)	(150)
Exercise of stock options and other	5	1	(19)	2	63	47

Balance, January 31, 2004	518	$262	$1,674	$3,417	($87)	$5,266
Net income	—	—	—	705	—	705
Special dividend ( $1.23 per share)	—	—	—	(500)	—	(500)
Cash dividends ( $0.48 per share)	—	—	—	(224)	—	(224)
Repurchase of common stock	(125)	—	—	—	(3,115)	(3,115)
Exercise of stock options and other	14	—	(25)	(6)	234	203

Balance, January 29, 2005	407	$262	$1,649	$3,392	($2,968)	$2,335

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Limited Brands 2004 Annual Report	50

CONSOLIDATED STATEMENTS OF CASH FLOWS

CONSOLIDATED STATEMENTS OF CASH FLOWS (millions)	2004	2003	2002
OPERATING ACTIVITIES
Net income	$705	$717	$502
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	333	288	276
Straight-line rent adjustment	31	—	—
Gain on sale of third-party warrants	(65)	—	—
Gain on early collection of long-term note receivable	(25)	—	—
Gains on investees’ stock	(18)	(208)	(6)
Gains on sale of property	(10)	(1)	(3)
Deferred income taxes	47	23	59
Stock compensation expense	9	18	85
Tax benefit on the exercise of non-qualified stock options	32	3	14
Loss on sale of joint ventures	—	8	—
Debt extinguishment costs	—	6	—
Special item	—	—	34
Loss on disposal of discontinued operations	—	—	10
Changes in assets and liabilities:
Accounts receivable	(14)	41	(39)
Inventories	(194)	23	(144)
Accounts payable, accrued expenses and other	105	43	77
Income taxes payable	(54)	69	(110)
Other assets and liabilities	51	33	40

Net cash provided by operating activities	933	1,063	795
INVESTING ACTIVITIES
Capital expenditures	(431)	(293)	(306)
Proceeds from settlement of long-term note receivable	75	—	—
Proceeds from sale of New York & Company warrants	66	—	—
Proceeds from sale of investees’ stock	65	324	65
Acquisition, net of minority interest	(27)	—	—
Proceeds from sale of subsidiary	—	—	79
Proceeds from sale of joint ventures	—	8	34
Net proceeds (expenditures) related to non-operating real estate investments	25	(4)	18
Other investing activities	—	—	30

Net cash (used for) provided by investing activities	(227)	35	(80)
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	998	350	300
Repayment of long-term debt	—	(250)	(150)
Repurchase of common stock	(3,115)	(150)	—
Dividends paid	(724)	(208)	(150)
Proceeds from exercise of stock options and other	166	28	52

Net cash (used for) provided by financing activities	(2,675)	(230)	52

Net (decrease) increase in cash and equivalents	(1,969)	868	767
Cash and equivalents, beginning of year	3,130	2,262	1,495

Cash and equivalents, end of year	$1,161	$3,130	$2,262

The accompanying Notes are an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

Limited Brands, Inc. (the “Company”) sells women’s intimate apparel, personal care and beauty products, and women’s and men’s apparel under various trade names through its specialty retail stores and direct response (catalogue and e-commerce) businesses.

The Consolidated Financial Statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Consolidated Financial Statements include the results of Intimate Brands, Inc. (“IBI”), an 84%-owned subsidiary through March 21, 2002, when the Company purchased the remaining minority interest (see Note 2); and New York & Company (formerly Lerner New York) through November 27, 2002, when it was sold to a third-party. New York & Company’s results are reflected as discontinued operations in 2002 (see Note 3).

Investments in unconsolidated entities over which the Company exercises significant influence but does not have control are accounted for using the equity method. The Company’s share of the net income or loss of unconsolidated entities from which the Company purchases merchandise or merchandise components is included in cost of goods sold. The Company’s share of the net income or loss of all other unconsolidated entities is included in other income (loss).

LEASE RELATED ACCOUNTING

Like other companies in the retail industry, the Company, in consultation with its independent auditors, has concluded that its previous accounting practices related to the accounting for straight-line rent and the depreciation and amortization of leasehold improvements and certain landlord allowances were not correct. Accordingly in the fourth quarter of 2004, the Company recorded a one-time pretax charge of $61 million, which is included in cost of goods sold, buying and occupancy in the Consolidated Statements of Income, to reflect the corrections more fully described below.

Historically, the Company recognized straight-line rent expense for leases beginning on the earlier of the store opening date or lease commencement date, resulting in the exclusion of the store build-out period (“Rent Holiday”) from the period over which it amortizes its rent expense. In the fourth quarter of 2004, the Company adjusted its straight-line rent accrual for all applicable leases to reflect the recognition of rent expense over a period that includes the Rent Holiday period, resulting in cumulative additional rent expense of $31 million.

In addition, the Company had previously depreciated leasehold improvements over a period of up to 10 years, which, primarily due to store remodeling activity, resulted in certain leasehold improvements being depreciated over a period beyond the contractual lease term. In the fourth quarter of 2004, the Company adjusted the net book value of its leasehold improvements to reflect useful lives equal to the lesser of the estimated useful lives of the assets, or the contractual term of the lease, resulting in cumulative additional depreciation expense of $39 million. In addition, the Company had previously amortized certain landlord allowances beyond the contractual lease term. The Company adjusted these landlord allowances to reflect amortization over the contractual term of the lease, resulting in a cumulative reduction in rent expense of $9 million.

The Company evaluated the impact of these revised accounting practices from a quantitative and qualitative perspective. From a quantitative perspective, had the revised accounting practices been applied retroactively, reported pretax income from continuing operations would have increased by $7 million and $1 million in 2004 and 2003, respectively, and would have decreased by $2 million in 2002. Additionally, these corrections do not impact the Company’s historical or future cash flows or the timing of lease related payments. From a qualitative perspective, the retroactive application of these revised accounting practices would not have had a significant impact on earnings trends, individual segment results, earnings expectations or debt covenants or other contractual requirements. Based on this evaluation, the Company concluded that a restatement of prior period results was not required as the impact of these corrections is not material to the Company’s historical results or cash flows.

FISCAL YEAR

The Company’s fiscal year ends on the Saturday closest to January 31. Fiscal years are designated in the Consolidated Financial Statements and Notes by the calendar year in which the fiscal year commences. The results for fiscal years 2004, 2003 and 2002 represent the fifty-two-week periods ended January 29, 2005, January 31, 2004 and February 1, 2003.

Limited Brands 2004 Annual Report	52

CASH AND EQUIVALENTS

Cash and equivalents include amounts on deposit with financial institutions and money market investments with original maturities of less than 90 days. Accounts payable includes $142 million and $137 million of outstanding checks at January 29, 2005 and January 31, 2004, respectively.

INVENTORIES

Inventories are principally valued at the lower of average cost or market, on a weighted-average cost basis, using the retail method.

STORE SUPPLIES

The initial shipment of selling-related supplies (including primarily hangers, signage, security tags and packaging) is capitalized at the store opening date. Subsequent shipments are expensed, except for new merchandise presentation programs, which are capitalized. Store supplies are adjusted as appropriate for changes in actual quantities or costs.

DIRECT RESPONSE ADVERTISING

Direct response advertising relates primarily to the production and distribution of the Company’s catalogues and is amortized over the expected future revenue stream, which is generally three months from the date catalogues are mailed. The Company had capitalized direct response advertising of $33 million at January 29, 2005 and $28 million at January 31, 2004. All other advertising costs are expensed at the time the promotion first appears in media or in the store. Catalogue and advertising costs amounted to $484 million in 2004, $465 million in 2003 and $428 million in 2002.

LONG-LIVED ASSETS

Depreciation of property and equipment is computed for financial reporting purposes on a straight-line basis, using service lives generally ranging from 10 to 15 years for non-store related building and leasehold improvements, 3 to 10 years for store related property and equipment, with leaseholds and improvements over the shorter of the useful life or lease term, and 20 years for other property and equipment. When a decision has been made to dispose of property and equipment prior to the end of the previously estimated useful life, depreciation estimates are revised to reflect the use of the asset over the shortened estimated useful life. The cost of assets sold or retired and the related accumulated depreciation are removed from the accounts with any resulting gain or loss included in net income. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments that extend service lives are capitalized.

Intangible assets subject to amortization are amortized over the estimated useful life of the asset. License agreements are amortized based on the sell-through of the related products, over the shorter of the term of the license agreement or the estimated useful life of the asset, not to exceed 10 years. Trade names and other intangible assets subject to amortization are amortized on a straight-line basis.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the undiscounted future cash flows from the long-lived assets are less than the carrying value, the Company recognizes a loss equal to the difference between the carrying value and the discounted future cash flows of the asset. Goodwill is reviewed annually for impairment by comparing each reporting unit’s carrying value to its fair value. Intangible assets not subject to amortization are reviewed for impairment annually by comparing the fair value to the carrying value. Factors used in the valuation of long-lived assets, intangible assets and goodwill include, but are not limited to, management’s plans for future operations, brand initiatives, recent operating results and projected cash flows.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SELF INSURANCE

The Company is self-insured for medical, worker’s compensation, general liability and automobile benefits up to certain stop-loss limits. Such costs are accrued based on known claims and an estimate of incurred but not reported (“IBNR”) claims. IBNR claims are estimated using historical claim information and actuarial estimates.

MINORITY INTEREST

In January 2005, the Company and an investment partner acquired a personal care products business. Net assets of the acquired company, based on a preliminary valuation, consisted primarily of $29 million of intangible assets subject to amortization and $27 million of goodwill. Based on the contractual rights and obligations of the Company and the investment partner, the Company is required to consolidate the acquired company, in accordance with Financial Accounting Standards Board Interpretation No. 46R, “Consolidation of Variable Interest Entities.” The investment partner’s equity interest in the acquired company has been reflected as minority interest in the Consolidated Balance Sheet and will be increased or decreased based on future earnings, capital contributions and distributions from the acquired company.

SHAREHOLDERS’ EQUITY

In February 2004, the Company’s Board of Directors authorized the repurchase of $1 billion of the Company’s common stock under a modified Dutch Auction tender offer, which was completed in April 2004. Under this tender offer, the Company repurchased 50.6 million shares of common stock at a purchase price of $19.75 per share.

In May 2004, the Company’s Board of Directors authorized the repurchase of $100 million of the Company’s common stock. The Company completed this repurchase by acquiring approximately 5.1 million shares of its common stock at an average price per share of approximately $19.42.

In August 2004, the Company’s Board of Directors authorized the repurchase of an additional $250 million of the Company’s common stock. Before this repurchase was superseded by the $2 billion tender offer announced in October 2004, the Company repurchased approximately 0.7 million shares of its common stock under this authorization for $15 million at an average price per share of approximately $21.04.

In October 2004, the Company’s Board of Directors authorized the repurchase of $2 billion of common stock under a modified Dutch Auction tender offer, superseding the Company’s $250 million share repurchase program. The Company completed this tender offer in December 2004, repurchasing 69.0 million shares of common stock at a purchase price of $29 per share. Upon the completion of this tender offer, the Board of Directors declared a $500 million special dividend, or $1.23 per share, which was paid in January 2005.

In January 2003, the Company’s Board of Directors authorized the repurchase of $150 million of the Company’s common stock. During 2003, the Company completed the $150 million repurchase by acquiring approximately 9.9 million shares of its common stock at an average price per share of approximately $15.

REVENUE RECOGNITION

The Company recognizes sales upon customer receipt of the merchandise, which for catalogue and e-commerce revenues reflects an estimate of shipments that have not yet been received by the customer based on shipping terms. Shipping and handling revenues are included in net sales and the related costs are included in costs of goods sold, buying and occupancy. Revenue for gift certificate and gift card sales as well as store credits is recognized at redemption. A reserve is provided for projected merchandise returns based on prior experience.

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

Limited Brands 2004 Annual Report	54

GENERAL, ADMINISTRATIVE AND STORE OPERATING EXPENSES

General, administrative and store operating expenses primarily include payroll and benefit costs for the Company’s store-selling and administrative departments (including corporate functions), advertising and other operating expenses not specifically categorized elsewhere in the Consolidated Statements of Income.

GAINS ON INVESTEES’ STOCK

During the second quarter of 2004, the Company sold its remaining ownership interest in Galyan’s Trading Company, Inc. (“Galyan’s”) for $65 million resulting in a pretax gain of $18 million. Prior to the sale of Galyan’s shares, the Company accounted for its investment using the equity method.

During the first quarter of 2003, the Company sold approximately one-half of its ownership interest in Alliance Data Systems Corporation (“ADS”) for $131 million resulting in a pretax gain of $80 million. During the third quarter of 2003, the Company sold its remaining ownership interest in ADS for $193 million resulting in a pretax gain of $128 million. Prior to these sales of ADS shares, the Company accounted for its investment using the equity method.

During the third quarter of 2002, the Company recognized a pretax gain of $6 million resulting from the sale of its Charming Shoppes, Inc. common stock for $65 million. The stock was received in connection with the Company’s sale of Lane Bryant during the third quarter of 2001.

EARNINGS PER SHARE

Earnings per basic share is computed based on the weighted average number of outstanding common shares. Earnings per diluted share includes the weighted average effect of dilutive options and restricted stock on the weighted average shares outstanding.

Weighted average common shares outstanding at January 29, 2005, January 31, 2004 and February 1, 2003 were as follows:

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (millions)	2004	2003	2002
Common shares issued	524	524	511
Treasury shares	(54)	(5)	(1)

Basic shares	470	519	510
Effect of dilutive options and restricted stock	9	7	12

Diluted shares	479	526	522

The computation of earnings per diluted share excludes options to purchase approximately 1 million, 17 million and 13 million shares of common stock in 2004, 2003 and 2002, because the options’ exercise prices were greater than the average market price of the common shares during the year.

STOCK-BASED COMPENSATION

The Company recognizes compensation expense associated with stock-based awards under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and related interpretations. Under APB No. 25, because the exercise price of the Company’s employee stock options is generally equal to the market price of the underlying stock on the date of grant, no compensation expense is recognized. Statement of Financial Accounting Standards No.123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), establishes an alternative method of expense recognition for stock-based compensation awards based on fair values.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123:

PRO FORMA NET INCOME AND EARNINGS PER SHARE (millions except per share amounts)	2004	2003	2002
Net income, as reported	$705	$717	$502
Add: stock compensation cost recorded under APB No. 25, net of tax	5	12	58
Deduct: stock compensation cost calculated under SFAS No. 123, net of tax	(33)	(38)	(50)

Pro forma net income	$677	$691	$510
Earnings per share:
Basic, as reported	$1.50	$1.38	$0.98
Basic, pro forma	$1.44	$1.33	$1.00
Diluted, as reported	$1.47	$1.36	$0.96
Diluted, pro forma	$1.42	$1.32	$0.99

The stock compensation cost recorded by the Company primarily relates to restricted stock expense and compensation expense resulting from the exchange of both vested and unvested IBI stock awards in connection with the IBI recombination (see Note 2). Stock compensation expense related to the IBI recombination was recognized in accordance with Emerging Issues Task Force Issue No. 00-23, “Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44” (“EITF No. 00-23”).

The weighted average per share fair value of options granted by the Company ($6.25, $4.08 and $5.31 for 2004, 2003 and 2002) was used to calculate the pro forma compensation expense under SFAS No. 123. The fair value was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions for 2004, 2003 and 2002: dividend yields of 2.6%, 3.2% and 2.8%; volatility of 44%, 44% and 42%; risk-free interest rates of 3%, 2% and 3%; and expected lives of 5.3 years, 5.2 years and 4.4 years.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123R, “Share-Based Payment” (“SFAS No. 123R”), which replaces SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be measured at their fair values at the date of grant and recognized as expense over the service period, which is generally the vesting period. SFAS No. 123R is effective for the first interim period beginning after June 15, 2005, which, for the Company, will be the third quarter of 2005. SFAS No. 123R provides two alternatives for adoption: (1) a “modified prospective” method in which compensation cost is recognized for all awards granted subsequent to the effective date of this statement as well as for the unvested portion of awards outstanding as of the effective date; or (2) a “modified retrospective” method which follows the approach in the “modified prospective” method, but also permits entities to restate prior periods to record compensation cost calculated under SFAS No. 123 for the pro forma disclosure. The Company has not yet determined which method of adoption it will apply.

The adoption of SFAS No. 123R is expected to have a significant impact on the Company’s results of operations, although it will have no impact on the Company’s overall financial position. The impact of adopting SFAS No. 123R cannot be accurately estimated at this time, as it will depend on the market value and the amount of share-based awards granted in future periods. However, had the Company adopted SFAS No. 123R in a prior period, the impact would approximate the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in the above disclosure.

Limited Brands 2004 Annual Report	56

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

2 ACQUISITION OF INTIMATE BRANDS, INC. MINORITY INTEREST

In March 2002, the Company completed a tax-free tender offer and merger, which resulted in the acquisition of the IBI minority interest. The acquisition resulted in the recombination of IBI and Limited Brands. The total purchase price was approximately $1.6 billion, based on approximately 89 million Limited Brands common shares issued in the transaction and the average closing price of Limited Brands common stock over the three-day period before and after the transaction date.

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

The purchase price allocation included $411 million of acquired intangible assets related to trade names with indefinite lives. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” these intangible assets are not being amortized. The remaining purchase price allocation included the fair market value adjustments related to customer relationships and lists, property and equipment, leases, long-term debt and deferred rent. These adjustments are being amortized over their respective useful lives (primarily five years) resulting in non-cash expense of approximately $5 million per year. In addition, the acquisition resulted in approximately $1.2 billion of goodwill. None of these amounts are deductible for tax purposes.

3 SALE OF NEW YORK & COMPANY

On November 27, 2002, the Company sold one of its apparel businesses, New York & Company, to an investor group led by the business unit’s President and Chief Executive Officer and affiliates of Bear Stearns Merchant Banking. Under the terms of the agreement, the Company received $79 million in cash, a $75 million 10% subordinated note due November 2009 (the “New York & Company Note”) and warrants for approximately 13% of the common equity of the new company (the “New York & Company Warrants”). A $26 million discount was recorded on the New York & Company Note, which was being accreted to income over the term of the note.

During 2003, the Company received approximately $38 million in additional cash consideration based on New York & Company’s net working capital at closing.

The transaction resulted in an after-tax loss of approximately $4 million, which reflected transaction costs and an estimated lease guarantee liability. The Company’s financial statements reflect New York & Company’s operating results (including the transaction loss) as a discontinued operation in 2002 in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” New York & Company’s net sales and pretax income reported in discontinued operations were $708 million and $15 million in 2002. The Company did not allocate interest expense to discontinued operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During the first quarter of 2004, the Company recognized a $45 million gain resulting from New York & Company’s early repayment of the New York & Company Note and purchase of the New York & Company Warrants. The note and warrants had a carrying value, including accrued interest, of $60 million.

In connection with the agreement to prepay the note and purchase the warrants, as amended on August 5, 2004, New York & Company agreed to make an additional payment to Limited Brands if (1) New York & Company completed an initial public offering pursuant to a registration statement filed on or before December 31, 2004 or was sold pursuant to an agreement entered into on or before December 31, 2004 and (2) the implied equity value of New York & Company based upon one of the above transactions exceeded $157 million. During the third quarter of 2004, New York & Company completed an initial public offering and the Company received the agreed upon payment of $45 million, at which time the Company recognized a $45 million pretax, non-operating gain.

The Company will continue to provide certain corporate services to New York & Company under service agreements which expire at various dates through 2007.

4 SPECIAL ITEM

During the first quarter of 2002, in connection with the acquisition of the IBI minority interest (see Note 2), vested IBI stock options and restricted stock were exchanged for Limited Brands stock awards with substantially similar terms. In accordance with EITF No. 00-23, the exchange was accounted for as a modification of a stock-based compensation arrangement. As a result, the Company recorded a pretax, non-cash charge of $34 million in the first quarter of 2002.

5 PROPERTY AND EQUIPMENT, NET

Property and equipment, net at January 29, 2005 and January 31, 2004 was as follows:

PROPERTY AND EQUIPMENT, NET (millions)	2004	2003
Land, buildings and improvements	$426	$420
Furniture, fixtures and equipment	2,180	2,213
Leaseholds and improvements	1,138	1,090
Construction in progress	38	21

Total	3,782	3,744
Less: accumulated depreciation	(2,298)	(2,284)

Property and equipment, net	$1,484	$1,460

Limited Brands 2004 Annual Report	58

6 GOODWILL, TRADE NAMES AND OTHER INTANGIBLE ASSETS, NET

Goodwill of $690 million related to Victoria’s Secret and $621 million related to Bath & Body Works primarily resulted from the March 2002 acquisition of the IBI minority interest (see Note 2). An additional $27 million of goodwill was recorded as a result of the Company’s January 2005 acquisition of an interest in a personal care products business (see Note 1).

Intangible assets, not subject to amortization, represent trade names that were recorded in connection with the acquisition of the IBI minority interest and were $411 million as of January 29, 2005 and January 31, 2004.

Intangible assets, subject to amortization, were as follows:

INTANGIBLE ASSETS, NET (millions)	2004	2003
Gross carrying amount	$85	$56
Accumulated amortization	(34)	(26)

Intangible assets, net	$51	$30

Amortization expense was $8 million in 2004, $8 million in 2003 and $6 million in 2002. Estimated future annual amortization expense will be approximately $11 million in 2005, $10 million in 2006, $8 million in 2007, $3 million in 2008 and 2009 and $16 million thereafter.

7 LEASED FACILITIES, COMMITMENTS AND CONTINGENCIES

Annual store rent consists of a fixed minimum amount and/or contingent rent based on a percentage of sales exceeding a stipulated amount.

Rent expense for the years ended January 29, 2005, January 31, 2004 and February 1, 2003 was as follows:

RENT EXPENSE (millions)	2004	2003	2002
Store rent:
Fixed minimum	$517	$492	$479
Contingent	56	46	43

Total store rent	573	538	522
Equipment and other	38	42	34

Gross rent expense	611	580	556
Sublease rental income	(19)	(20)	(20)

Total rent expense	$592	$560	$536

In 2004, fixed minimum store rent expense includes a $22 million pretax non-cash charge to correct the Company’s accounting for leases (see Note 1). For leases that contain predetermined fixed escalations of the minimum rentals and/or rent abatements subsequent to taking possession of the leased property, the Company recognizes the related rent expense on a straight-line basis and records the difference between the recognized rental expense and amounts payable under the leases as deferred lease credits, which are included in other long-term liabilities. This liability amounted to $95 million and $69 million at January 29, 2005 and January 31, 2004, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Landlord allowances received upon entering into certain store leases are recorded as a long-term deferred credit and are amortized on a straight-line basis as a reduction to rent expense over the lease term. The unamortized portion of landlord allowances is included in other long-term liabilities and amounted to $160 million and $170 million at January 29, 2005 and January 31, 2004, respectively. At January 29, 2005, the Company was committed to noncancelable leases with remaining terms generally from one to ten years. A substantial portion of these commitments consists of store leases generally with an initial term of ten years. Store lease terms generally require additional payments covering taxes, common area costs and certain other expenses. The obligations for these additional payments are excluded from the table that follows.

The Company’s minimum rent commitments under noncancelable leases is as follows:

MINIMUM RENT COMMITMENTS (millions)
2005	$547
2006	495
2007	424
2008	361
2009	331
Thereafter	1,095

At January 29, 2005, the Company’s future sublease income under noncancelable subleases was $43 million, which included $16 million of rent commitments related to disposed businesses under master lease arrangements.

In connection with the disposition of certain businesses, the Company has remaining guarantees of approximately $370 million related to lease payments of Abercrombie & Fitch, Too Inc. (formerly Limited Too), Dick’s Sporting Goods (formerly Galyan’s), Lane Bryant and New York & Company under the current terms of noncancelable leases expiring at various dates through 2015. These guarantees include minimum rent and additional payments covering taxes, common area costs and certain other expenses and relate to leases that commenced prior to the disposition of the businesses. In certain instances, the Company’s guarantee may remain in effect if the term of a lease is extended. The Company believes the likelihood of material liability being triggered under these guarantees, with respect to existing and extended leases, is remote.

The Company has land and other investments in Easton, a 1,300 acre planned community in Columbus, Ohio, that integrates office, hotel, retail, residential and recreational space. These investments, at cost, totaled $57 million at January 29, 2005 and $68 million at January 31, 2004.

Included in the Company’s Easton investments is an equity interest in Easton Town Center, LLC (“ETC”), an entity that owns and has developed a commercial entertainment and shopping center. The Company’s investment in ETC was $14 million at January 29, 2005 and $13 million at January 31, 2004, which the Company accounts for using the equity method. The Company has a majority financial interest in ETC, but another member that is unaffiliated with the Company is the managing member. Certain significant decisions regarding ETC require the consent of the unaffiliated members in addition to the Company.

Total assets of ETC were approximately $238 million as of January 29, 2005 and $234 million as of January 31, 2004. ETC’s principal funding source is a $210 million secured bank loan, all of which was outstanding at January 29, 2005. The loan is payable in full on January 28, 2006, with the option of two 12-month extensions if certain requirements are met. The Company has guaranteed $25 million of the principal of this loan. If ETC does not meet the debt service coverage ratio or appraised property values required by covenants in the loan agreement, the Company has the option to (1) guarantee an additional amount of the loan, (2) provide an irrevocable letter of credit on behalf of ETC, (3) make a principal payment or (4) lease additional retail space. Otherwise, the bank may call the loan under the agreement’s default provisions. The Company expects that ETC will meet the financial covenants of this loan.

The Company is subject to various claims and contingencies related to lawsuits, income taxes, insurance, regulatory and other matters arising out of the normal course of business. Management believes that the ultimate liability arising from such claims and contingencies, if any, is not likely to have a material adverse effect on the Company’s results of operations, financial condition or cash flows.

Limited Brands 2004 Annual Report	60

8 ACCRUED EXPENSES AND OTHER

Accrued expenses and other at January 29, 2005 and January 31, 2004 were as follows:

ACCRUED EXPENSES AND OTHER (millions)	2004	2003
Deferred revenue	$225	$184
Compensation, payroll taxes and benefits	144	150
Taxes, other than income	71	58
Returns reserve	42	37
Insurance	39	35
Rent	37	34
Interest	26	14
Other	142	169

Total accrued expenses and other	$726	$681

9 INCOME TAXES

The components of the Company’s provision for income taxes for the years ended January 29, 2005, January 31, 2004 and February 1, 2003 were as follows:

PROVISION FOR INCOME TAXES (millions)	2004	2003	2002
Currently payable:
Federal	$285	$357	$251
State	74	64	49
Foreign	5	5	5

Total	364	426	305
Deferred:
Federal	74	25	30
State	(27)	(2)	6

Total	47	23	36

Provision for income taxes	$411	$449	$341

The 2002 tax provision reflects the nondeductible expense related to the exchange of vested IBI incentive stock options (see Note 4). The foreign component of pretax income, arising principally from overseas sourcing operations, was $46 million in 2004, $34 million in 2003 and $56 million in 2002.

The reconciliation between the statutory federal income tax rate and the effective tax rate for the years ended January 29, 2005, January 31, 2004 and February 1, 2003 follows:

RATE RECONCILIATION	2004	2003	2002
Federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of Federal income tax effect	4.2%	3.5%	4.3%
Other items, net	(2.4%)	—	1.4%

Effective tax rate	36.8%	38.5%	40.7%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In 2004, the effective tax rate reflects a tax benefit of $18 million related to the resolution of certain state tax matters, which reduced the Company’s effective rate by 1.4% and is included with other items, net in the rate reconciliation.

The Company’s effective tax rate has historically reflected and continues to reflect a provision related to the undistributed earnings of foreign affiliates. The Company has recorded a deferred tax liability for those amounts, but the taxes are not paid until the earnings are deemed repatriated to the United States. The Internal Revenue Service (“IRS”) has assessed the Company for taxes and interest for the years 1992 to 2000 on the basis that a portion of the foreign earnings had been repatriated. In September 1999, the United States Tax Court sustained the position of the IRS with respect to the 1992 year. In connection with an appeal of the Tax Court judgment, in 1999 the Company made a $112 million payment of taxes and interest for the years 1992 to 1998 that reduced deferred tax liabilities.

In March 2002, the U.S. Court of Appeals for the Sixth Circuit ruled in favor of the Company, reversing the previous Tax Court judgment relating to the 1992 year. This ruling also applied to years 1993 and 1994. In the third quarter of 2003, the Company reached an agreement with the IRS regarding the computation of interest and recognized interest income of $30 million related to the 1992 through 1994 years. While the outcome cannot yet be determined, the Company is pursuing additional actions to obtain a refund of up to $85 million in tax plus interest related to the 1995 through 2000 years. Any refund of tax received would be recorded as a deferred tax liability, representing future taxes due on undistributed earnings of foreign affiliates.

On October 22, 2004, the American Jobs Creation Act (the “Act”) was passed, providing for a special one-time deduction of 85% of certain foreign earnings that are repatriated to the United States provided certain criteria are met, including the implementation of a qualifying reinvestment plan. Based on a preliminary review, it is reasonably possible that the Company may qualify to receive a tax benefit with respect to the repatriation of foreign earnings through 2004. However, a substantial portion of the potential tax benefit is contingent upon the successful resolution of the matters related to the 1995 through 2000 years described above. If the Company receives a refund related to the 1995 through 2000 years and is able to implement a qualifying reinvestment plan, a tax benefit of up to $70 million could be recognized as a reduction of income tax expense.

The Company continues to evaluate the impact of the Act and will finalize its assessment during 2005.

The effect of temporary differences that give rise to deferred income taxes at January 29, 2005 and January 31, 2004 was as follows:

	2004			2003
DEFERRED INCOME TAXES (millions)	ASSETS	LIABILITIES	TOTAL	ASSETS	LIABILITIES	TOTAL
Leases	$38	—	$38	$28	—	$28
Non-qualified retirement plan	37	—	37	35	—	35
Inventory	6	—	6	15	—	15
Property and equipment	—	($115)	(115)	—	($59)	(59)
Trade names and other intangibles	—	(148)	(148)	—	(150)	(150)
Undistributed earnings of foreign affiliates	—	(40)	(40)	—	(32)	(32)
Other, net	—	(29)	(29)	—	(41)	(41)

Total deferred income taxes	$81	($332)	($251)	$78	($282)	($204)

As of January 29, 2005, the Company had available for state income tax purposes net operating loss carryforwards, which expire, if unused, in years 2005 through 2024. The Company has determined that it is more likely than not that the state net operating loss carryforwards of $72 million after-tax, will not be realized and, accordingly, a valuation allowance has been provided against the deferred tax asset for the entire balance of state net operating loss carryforwards.

Income taxes payable included net current deferred tax liabilities of $74 million at January 29, 2005 and $70 million at January 31, 2004. Income tax payments were $385 million in 2004, $352 million in 2003 and $376 million in 2002.

Limited Brands 2004 Annual Report	62

10 LONG-TERM DEBT

The Company’s long-term debt balance at January 29, 2005 and January 31, 2004 was as follows:

LONG-TERM DEBT (millions)	2004	2003
6.125% Notes due December 2012, less unamortized discount	$299	$299
6.95% Debentures due March 2033, less unamortized discount	349	349
5.25% Notes due November 2014, less unamortized discount	498	—
Term loan	500	—

Total long-term debt	$1,646	$648

In October 2004, the Company issued $500 million of 5.25% notes due November 2014 utilizing a shelf registration statement, under which up to $500 million of debt securities, common and preferred stock, and other securities could be issued. The Company also borrowed $500 million under a term loan agreement (the “Term Loan”) that became effective in November 2004. The proceeds of these borrowings were used to partially finance the Company’s $2 billion tender offer and $500 million special dividend (see Note 1).

The principal amount outstanding under the Term Loan is due in quarterly installments of $25 million from March 2007 to December 2008 and $75 million from March 2009 to December 2009.

In conjunction with the completion of the $2 billion tender offer, the Company replaced its existing unsecured revolving credit facility with a new $1 billion unsecured revolving credit facility (the “Facility”). The Facility is available to support the Company’s commercial paper and letter of credit programs, which may be used from time to time to fund working capital and other general corporate requirements. Borrowings outstanding under the Facility, if any, are due in November 2009. Fees payable under the Facility are based on the Company’s long-term credit ratings, and are currently 0.15% of the committed amount per year.

The Facility and the Term Loan have several interest rate options, which are based in part on the Company’s long-term credit ratings. The interest rate on the Term Loan was 3.39% at January 29, 2005. These agreements also require the Company to maintain certain specified fixed charge and debt-to-earnings ratios and prohibit certain types of liens on property or assets. The Company was in compliance with the covenant requirements as of January 29, 2005.

In March 2003, the Company redeemed its 7.5% debentures due 2023 at a redemption price equal to 103.16% of the principal amount, plus accrued interest through the call date. The early redemption of these securities resulted in a pretax charge of $13 million, comprised of the call premium and the write-off of unamortized deferred financing fees and discounts. This charge was included in interest expense in the Consolidated Statements of Income.

In February 2003, the Company issued $350 million of 6.95% debentures due March 1, 2033 under a 144A private placement. In April 2003, the Company exchanged the privately held securities for securities registered with the SEC with identical terms through a non-taxable exchange offer. There were approximately $0.5 million of securities that were not exchanged and remain outstanding as privately held securities.

In November 2002, the Company issued $300 million of debt securities which mature on December 1, 2012 and bear interest at 6.125%. The debt securities were issued using the Company’s then existing $250 million shelf registration, together with an additional $50 million as permitted pursuant to SEC shelf registration regulations.

Cash paid for interest was $46 million in 2004, $59 million in 2003 and $29 million in 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11 STOCK-BASED COMPENSATION

Under the Company’s stock plans, 100 million options and restricted shares have been authorized to be granted to associates at the market price on the date of grant, of which approximately 29 million options and restricted shares were available for grant at January 29, 2005. Options have a maximum term of 10 years and generally vest over periods from four to six years.

Prior to the acquisition of the IBI minority interest in 2002, associates were granted restricted shares and options under separate Limited Brands and IBI stock plans. As a result of the recombination (see Note 2), the IBI stock plan was amended to reflect the conversion of IBI stock options and restricted stock to Limited Brands stock awards with substantially similar terms. For the years ended January 29, 2005, January 31, 2004 and February 1, 2003, the Company recognized $2 million, $11 million and $25 million, respectively, of pretax, non-cash compensation expense related to these unvested awards. In addition, during the year ended February 1, 2003, the Company recorded a pretax, non-cash charge of $34 million for vested awards under the IBI stock plan (see Note 4).

In connection with the $500 million special dividend in 2004 (see Note 1), the Company adjusted both the exercise price and the number of stock-based awards outstanding as of the record date of the special dividend. As a result of this adjustment, both the aggregate intrinsic value and the ratio of the exercise price to the market price were approximately equal immediately before and after the dividend record date. As a result, no compensation expense was recognized for this adjustment.

The Company’s stock options outstanding at January 29, 2005 were as follows:

STOCK OPTION SUMMARY (thousands except per share amounts)	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE	WEIGHTED AVERAGE EXERCISE PRICE
$ 5 – $ 10	5,608	2.5	$9.41	5,415	$9.41
$11 – $ 15	12,524	6.0	$13.07	6,504	$13.36
$16 – $ 20	16,340	7.2	$17.65	5,248	$17.59
$21 – $ 26	612	6.9	$22.35	362	$21.89

$ 5 – $ 26	35,084	6.0	$14.78	17,529	$13.58

Limited Brands 2004 Annual Report	64

The Company’s stock option activity for 2004, 2003 and 2002 was as follows:

STOCK OPTION ACTIVITY (thousands except per share amounts)		NUMBER OF SHARES	WEIGHTED AVERAGE OPTION PRICE PER SHARE
2002	Outstanding at beginning of year	30,464	$13.61
	Granted	7,952	17.59
	Exchange of IBI options	13,871	12.86
	Exercised	(4,544)	10.95
	Canceled	(3,779)	14.51

	Outstanding at end of year	43,964	$14.31
	Options exercisable at end of year	20,060	$12.77

2003	Outstanding at beginning of year	43,964	$14.31
	Granted	6,517	12.94
	Exercised	(4,206)	9.77
	Canceled	(2,806)	17.11

	Outstanding at end of year	43,469	$14.36
	Options exercisable at end of year	23,717	$13.40

2004	Outstanding at beginning of year	43,469	$14.36
	Granted	6,470	19.13
	Exercised	(13,735)	13.31
	Canceled	(2,942)	16.05
	Adjustment for special dividend	1,822	n/a

	Outstanding at end of year	35,084	$14.78
	Options exercisable at end of year	17,529	$13.58

Approximately 595,000, 869,000 and 559,000 restricted Limited Brands shares were granted in 2004, 2003 and 2002, with market values at date of grant of $12 million in 2004, $12 million in 2003 and $10 million in 2002. Restricted shares generally vest over a period of three to six years.

12 RETIREMENT BENEFITS

The Company sponsors a defined contribution retirement plan and a supplemental retirement plan.

Participation in the defined contribution plan is available to all associates who have completed 1,000 or more hours of service with the Company during a 12-month period and who have attained the age of 21. This plan is a qualified plan and the Company contributes amounts based on a percentage of the associates’ eligible annual compensation, which vest based on the associates’ years of service. The plan also permits associates to contribute amounts to individual accounts up to the maximum amount allowable under the Internal Revenue Code. The Company matches associate contributions based on a predetermined formula and are 100% vested at all times. Total expense recognized related to this plan was $44 million in 2004, $42 million in 2003 and $45 million in 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Participation in the supplemental retirement plan is subject to service, job level and compensation requirements. This plan is an unfunded, non-qualified plan and the Company contributes amounts based on a percentage of the associates’ eligible compensation. This plan permits highly-compensated associates to defer a portion of their salaries beyond the Internal Revenue Code limits for the defined contribution plan. The Company matches associate contributions according to a predetermined formula up to a maximum amount. Associates may elect to defer additional, unmatched portions of their salaries, subject to limitations. Associate accounts are credited with interest using a rate determined annually based on an evaluation of the 10-year and 30-year borrowing rates available to the Company. Associate contributions and the related interest vest immediately. Company contributions and the related interest are subject to vesting based on the associates’ years of service. Unmatched associate contributions and the related interest can be distributed from the plan at any time through an in-service withdrawal. The remaining vested balance can only be paid upon termination of employment in either a lump sum or in equal annual installments over a 10-year period.

The annual activity for this plan and the Company’s year-end liability, which is included in other long-term liabilities, were as follows:

RETIREMENT BENEFITS (millions)	2004	2003
Balance at beginning of year	$137	$111
Contributions:
Associate	16	11
Company	17	15
Interest	8	8
Distributions	(31)	(7)
Forfeitures	(2)	(1)

Balance at end of year	$145	$137

Total expense recognized related to this plan was $23 million in 2004, $22 million in 2003 and $22 million in 2002.

13 FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of cash equivalents, accounts receivable, accounts payable and accrued expenses approximates fair value because of their short maturity. The fair value of long-term debt is estimated based on the quoted market prices for the same or similar issues. The estimated fair value of the Company’s long-term debt at January 29, 2005 and January 31, 2004 was $1.7 billion and $709 million compared to the carrying value of $1.6 billion and $648 million, respectively.

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

Limited Brands 2004 Annual Report	66

14 SEGMENT INFORMATION

The Company has three reportable segments: Victoria’s Secret, Bath & Body Works and Apparel.

The Victoria’s Secret segment derives its revenues from sales of women’s intimate and other apparel, personal care and beauty products, and accessories marketed under the Victoria’s Secret brand name. Victoria’s Secret merchandise is sold through its stores and direct response (catalogue and e-commerce) businesses. The Bath & Body Works segment derives its revenues from the sale of personal care products and accessories and home fragrance products marketed under the Bath & Body Works and White Barn Candle Company brand names as well as from sales of third-party brands. The Apparel segment derives its revenues from sales of women’s and men’s apparel through Express and Limited Stores.

The Company’s segment information as of and for the years ended January 29, 2005, January 31, 2004 and February 1, 2003 was as follows:

SEGMENT INFORMATION (millions)		VICTORIA’S SECRET	BATH & BODY WORKS	APPAREL	■ OTHER	TOTAL
2004	Net sales	$4,232	$2,169	$2,490	$517		$9,408
	Depreciation and amortization	102	73	80	78		333
	Operating income	799	400	16	(188)		1,027
	Total assets	2,140	1,487	666	1,796		6,089
	Capital expenditures	192	64	125	50		431
2003	Net sales	$3,817	$1,934	$2,697	$486		$8,934
	Depreciation and amortization	75	68	68	77		288
	Operating income	711	355	91	(194)		963
	Total assets	2,018	1,404	665	3,793		7,880
	Capital expenditures	108	30	102	53		293
2002	Net sales	$3,586	$1,781	$2,711	$367	Δ$	8,445
	Depreciation and amortization	75	65	52	84		276
	Operating income	614	300	115	*(191)		Δ838
	Total assets	1,991	1,477	685	3,093		7,246
	Capital expenditures	117	39	89	61		306

■	Includes Corporate (including non-core real estate and equity investments), Mast, Henri Bendel and New York & Company (through November 27, 2002).

Δ	As a result of its sale on November 27, 2002, New York & Company’s results have been reflected in discontinued operations and are excluded from net sales and operating income in 2002.

*	Includes a $34 million special non-cash charge for the exchange of vested stock awards related to the IBI recombination.

15 SUBSEQUENT EVENT

On February 24, 2005, the Board of Directors of the Company authorized the repurchase of an additional $100 million of the Company’s common stock. Through March 23, 2005, 1.1 million shares have been repurchased under this program for $26.8 million, at an average price of $24.36 per share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16 QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for 2004 and 2003 was as follows:

QUARTERLY FINANCIAL DATA (millions except per share amounts) 2004 QUARTERS	Δ FIRST	• SECOND	+ THIRD	♦ FOURTH
Net sales	$1,978	$2,211	$1,891	$3,328
Gross income	676	798	614	1,290
Net income	97	148	78	382
Net income per share:■
Basic	$0.19	$0.31	$0.17	$0.89
Diluted	0.19	0.31	0.16	0.87

2003 QUARTERS	* FIRST	SECOND	* THIRD	FOURTH
Net sales	$1,842	$2,014	$1,847	$3,231
Gross income	612	702	595	1,342

Net income	98	102	130	387
Net income per share:■
Basic	$0.19	$0.20	$0.25	$0.75
Diluted	0.19	0.19	0.25	0.74

■	Due to changes in stock prices during the year and timing of issuances and repurchases of shares, the cumulative total of quarterly net income per share amounts may not equal the net income per share for the year.

Δ	Includes a $45 million pretax, non-operating gain resulting from the early collection of a long-term note receivable and the sale of New York & Company warrants held by the Company.

•	Includes an $18 million pretax, non-operating gain resulting from the sale of the Company’s remaining ownership interest in Galyan’s.

+	Includes a $45 million pretax, non-operating gain resulting from the initial public offering of New York & Company.

♦	Includes a $61 million pretax non-cash charge to correct the Company’s accounting for straight-line rent and the depreciation and amortization of leasehold improvements and certain landlord allowances.

*	Includes pretax non-operating gains of $80 million and $128 million in the first quarter and the third quarter, respectively, related to the sale of the Company’s entire ownership interest in ADS.

Limited Brands 2004 Annual Report	68

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company’s internal control system is designed to provide reasonable assurance to the Company’s management and Board of Directors regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of January 29, 2005. In making this assessment, management used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).

Based on our assessment and the COSO criteria, management believes that the Company maintained effective internal control over financial reporting as of January 29, 2005.

The Company’s independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting. Ernst & Young LLP’s report appears on the following page and expresses unqualified opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting.

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF LIMITED BRANDS, INC.:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting that Limited Brands, Inc. maintained effective internal control over financial reporting as of January 29, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Limited Brands, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Limited Brands, Inc. maintained effective internal control over financial reporting as of January 29, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Limited Brands, Inc. maintained, in all material respects, effective internal control over financial reporting as of January 29, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets of Limited Brands, Inc. as of January 29, 2005 and January 31, 2004, and the related Consolidated Statements of Income, Shareholders’ Equity, and Cash Flows for the years then ended and our report dated March 23, 2005 expressed an unqualified opinion thereon.

/s/ Ernst &Young LLP

Columbus, Ohio

March 23, 2005

Limited Brands 2004 Annual Report	70

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF LIMITED BRANDS, INC.:

We have audited the accompanying Consolidated Balance Sheets of Limited Brands, Inc. and subsidiaries as of January 29, 2005 and January 31, 2004, and the related Consolidated Statements of Income, Shareholders’ Equity, and Cash Flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The Consolidated Financial Statements of Limited Brands, Inc. and subsidiaries for the year ended February 1, 2003, were audited by other auditors whose report dated February 27, 2003, expressed an unqualified opinion on those statements and included an explanatory paragraph that disclosed the change in the Company’s method of accounting for discontinued operations.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the fiscal year 2004 and 2003 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Limited Brands, Inc. and subsidiaries at January 29, 2005 and January 31, 2004, and the consolidated results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Limited Brands, Inc.’s internal control over financial reporting as of January 29, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 23, 2005 expressed an unqualified opinion thereon.

/s/ Ernst &Young LLP

Columbus, Ohio

March 23, 2005

MARKET PRICE AND DIVIDEND INFORMATION

The Company’s common stock is traded on the New York Stock Exchange (NYSE: LTD). On January 29, 2005, there were approximately 74,000 shareholders of record. However, when including active associates who participate in the Company’s stock purchase plan, associates who own shares through Company-sponsored retirement plans and others holding shares in broker accounts under street names, the Company estimates the shareholder base to be approximately 210,000.

The Company’s quarterly market prices and cash dividends per share for 2004 and 2003 were as follows:

MARKET PRICES AND CASH DIVIDENDS PER SHARE		MARKET PRICE HIGH	MARKET PRICE LOW	CASH DIVIDEND PER SHARE
Fiscal Year 2004	Fourth quarter	$27.89	$22.03	■	$ 1.35
	Third quarter	24.80	18.65		0.12
	Second quarter	21.04	18.34		0.12
	First quarter	21.65	18.21		0.12

Fiscal Year 2003	Fourth quarter	$18.55	$16.68		$0.10
	Third quarter	17.83	14.82		0.10
	Second quarter	17.30	13.00		0.10
	First quarter	14.88	10.88		0.10

■	Includes a special dividend of $1.23 per share.

Limited Brands 2004 Annual Report	72